11/6

07028432

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advanced Explorations Inc.

*CURRENT ADDRESS 81 Jessie Avenue, Box 227
Campbellville, Ontario L0P 1B0
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 0 5 2007
THOMSON
FINANCIAL

FILE NO. 82- 35139 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 12/3/07

ADVANCED EXPLORATIONS INC.

81 Jessie Avenue, Box 227
Campbellville, Ontario L0P 1B0
Telephone: (905) 854-3677

<u>Filing Statement</u>

Concerning the Change of Business
Involving the Agreement by Advanced Explorations Inc.
to acquire a interest in certain leases located on the Melville Peninsula, Nunavut

Dated as of May 23, 2007

Neither the TSX Venture Exchange Inc. (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the Change of Business described in this filing statement.

ADVANCED EXPLORATIONS INC.

May 23, 2007

Dear Shareholder:

The accompanying filing statement contains information for acceptance by the shareholders of Advanced Explorations Inc. (the "Issuer") relating to the agreement entered into between the Issuer and Roche Bay plc ("Roche Bay") for the Issuer to acquire up to a 50.1% interest in certain mineral claims located in the Territory of Nunavut, Canada (the "Leases"). Roche Bay owns a 100% interest in the Leases subject to certain third-party interests as further described herein. Pursuant to the agreement, the Issuer will have an option to acquire up to a 50.1% interest in the Leases by completing certain defined exploration milestones towards the establishment of an iron-ore mine.

Details of the agreement to acquire the interest in the Leases are set out in the accompanying filing statement.

"*Gary Williams*"
Gary Williams, President and Director

TABLE OF CONTENTS

GLOSSARY OF TERMS **5**

EXCHANGE RATE INFORMATION **9**

FORWARD-LOOKING STATEMENTS **9**

SUMMARY **10**

RISK FACTORS 12

PART I **17**

THE CHANGE OF BUSINESS **17**

PART II INFORMATION CONCERNING THE ISSUER **22**

CORPORATE STRUCTURE 22

GENERAL DEVELOPMENT OF THE BUSINESS 22

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS 22

DESCRIPTION OF THE SECURITIES 27

STOCK OPTION PLAN AND INCENTIVE STOCK OPTIONS 27

PRIOR SALES 28

STOCK EXCHANGE PRICE 28

EXECUTIVE COMPENSATION 29

ARM'S LENGTH TRANSACTIONS 29

LEGAL PROCEEDINGS 29

AUDITOR, TRANSFER AGENT AND REGISTRAR 29

MATERIAL CONTRACTS 29

PART III INFORMATION CONCERNING THE LEASES **30**

FUNDS AVAILABLE AND PRINCIPAL PURPOSES 64

PRINCIPAL SECURITYHOLDERS 65

DIRECTORS AND OFFICERS 66

OPTIONS TO PURCHASE SECURITIES 72

PART V GENERAL MATTERS **72**

AUDITORS 72

TRANSFER AGENT AND REGISTRAR 73

SPONSORSHIP RELATIONSHIP 73
EXPERTS 73
THERE ARE NO OTHER MATERIAL FACTS OTHER THAN AS STATED HEREIN 73
BOARD APPROVAL 73

CERTIFICATION OF ISSUER 1

ACKNOWLEDGMENT – PERSONAL INFORMATION 4

GLOSSARY OF TERMS

The following is a glossary of certain defined terms used frequently throughout this filing statement. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

"$" Canadian dollars.

"Advanced Explorations Inc. Shareholders" The shareholders of the Issuer.

"Affiliate" A company is an "Affiliate" of another company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same person.

A company is "controlled" by a person if:

(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that person, and

(b) the voting securities, if voted, entitle the person to elect a majority of the directors of the company.

A person beneficially owns securities that are beneficially owned by:

(a) a company controlled by that person, or

(b) an Affiliate of that person or an Affiliate of any company controlled by that person.

"Associate" When used to indicate a relationship with a person or company, means

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b) any partner of the person or company,

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity,

(d) in the case of a person, a relative of that person, including

(i) that person's spouse or child, or

(ii) any relative of the person or of his spouse who has the same residence as that person.

"Change of Business" The Option Agreement which, if and when accepted by the Exchange and completed in accordance with the policies of the Exchange, constitutes a

	change of business as defined under the policy of the Exchange.
"Common Shares"	The common shares without par value of the Issuer.
"Company"	Unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.
"Control Person"	Any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.
"Engagement Letter"	The engagement letter dated March 29, 2007 among the Issuer, D&D Securities Company and Octagon Capital Corporation.
"Exchange"	The TSX Venture Exchange Inc.
"Exchange Approval"	The approval of the Exchange of the Option Agreement and the transactions contemplated in this Filing Statement.
"Filing Statement"	This filing statement.
"Final Exchange Bulletin"	The Exchange Bulletin which is issued following closing of the Change of Business and the submission of all required documentation and that evidences the final Exchange acceptance of the Change of Business.
"Financing"	A non-brokered private placement of the Issuer to raise gross proceeds of up to $20,000,000.
"FT Share"	In respect of the Offering, flow-through shares offered at the price of $1.50 per flow-through share.
"Insider"	If used in relation to a company, means: (a) a director or senior officer of the company; (b) a director or senior officer of the company that is an Insider or subsidiary of the company; (c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the company; or (d) the company itself if it holds any of its own securities.
"Issuer"	Advanced Explorations Inc.
"Leases"	The mineral leases owned by Roche Bay as set out in the Option Agreement and described as follows: the "Eastern Ore Bodies" which is defined as and includes the A, B, C, D and E Ore Bodies/Deposits on 4 leases (title descriptors and particulars specified below), on approximately 5500 acres and all iron ore resources located therein.

Lease #2953 – "C" Ore Body
Lot 2, Group 1380, NTS 047A06
Survey number 60241: Legal Surveys Division, Dept. of Natural Resources at Ottawa
Lot JEF #1 to JEF #46
Claim tag numbers: A26186-A26231, inclusive
Approximately 1,983 acres
Annual government lease payment: $3966

Lease #2952 – "A" and "B" Ore Bodies
Lot 1, Group 1380, NTS 047A06
Survey number 60244
Lot LIZ #1 to LIZ #55
Claim tag numbers: A26131 to A26185, inclusive
Approximately 2,245 acres
Annual government lease payment: $4490

Lease 2955 – "D" Ore Body
Lot 4, Group 1380, NTS 047A04
Survey number 60246
Lot IAN #1 to IAN #6
Claim tag numbers: A20509 to A20514, inclusive
Approximately 293 acres
Annual government lease payment: $586

Lease 2954 – "E" Ore Body
Lot 3, Group 1380, NTS 047A06
Survey number 60245
Lot DON #1 to DON #24
Claim tag numbers: A26232 to A26255, inclusive
Approximately 994 acres
Annual government lease payment: $1988

"Leased Minerals"	Any mineral substance of a metalliferous nature including those intermingled or associated materials or associated materials or substances recovered from each ton of crude ore which are or may be found in, on and under the Leases subject to certain reservations set out in the Option Agreement.
"Majority Approval"	(a) The approval of the Change of Business by the majority of the Advanced Explorations Inc. Shareholders.
"Minimum Mine Specifications"	The specifications pertaining to a minimum of a 6mt/y concentrate operation, with any pellet plants or auxiliary processing plant for byproducts included, for any product produced at the Leases by the joint venture with the exception of DRI (direct reduced iron)/HBI (hot bricket iron) or steel;
"Mtpy"	Million tons per year
"NFT Units"	In respect of the Offering, non-flow-through units offered at the price of $1.25 per unit, wherein each NFT Unit will consist of one common share in AEI and

one-half Warrant.

"Non Arm's Length Party"	In relation to a company, a promoter, officer, director, other Insider or Control Person of that company and any Associates or Affiliates of any of such persons. In relation to an individual, means any Associate of the individual or any company of which the individual is a promoter, officer, director, Insider or Control Person.
"Offering"	The private placement offering comprising non flow-through units at the price of $1.25 per unit and flow-through shares at the price of $1.50 per flow-through Share
"Option"	The option by the Issuer to acquire up to a 50.1% interest in the Leases pursuant to the terms and conditions of the Option Agreement.
"Option Agreement"	The Option Agreement dated January 29, 2007 between the Issuer and Roche Bay granting the Option to the Issuer as amended.
"Rights"	An aggregate of 12,000,000 non-listed transferable rights payable to Roche Bay and/or the Roche Bay Shareholders in consideration of the grant of the Option, which will be subject to the Rights Terms and Conditions.
"Roche Bay"	Roche Bay Plc.
"Roche Bay Shareholders"	The shareholders of Roche Bay.
"Stock Option Plan"	The stock option plan of the Issuer adopted on September 30, 2004 subject to certain proposed amendments that will take effect upon Exchange approval of the Change of Business and ratification by the shareholders of the Company.
"Technical Report"	The Technical Report dated effective February 14, 2007, prepared by Paul Palmer, P.Geo., P.Eng., of Golder Associates, a geotechnical report compliant with 43-101 *Standards of Disclosure for Mineral Projects.*
"Third-party Interests"	The following third-party interests affecting the Leases as set out in the Option Agreement: 1. 1/48 royalty net of processing costs in favour of Catawba International Inc.; 2. 31.5% of Crown royalty from 1979 in favor of Canada Southern Petroleum Corporation; 3. Registered interest in Leases 2953 and 2955 of the Property in favor of Mitlock Limited Partnership (subsidiary of Mellon Bank Corporation); 4. Deed of Amendment and Restatement between Borealis Exploration Limited and Roche Bay; and 5. Memorandum of Agreement between Corus UK Limited and Roche Bay.
"Title Opinion"	The legal opinion related to the title of Roche Bay to the Leases by Lawson Lundell LLP.
"Title Opinion Charges"	The following charges or encumbrances registered against the Leases as described in the Title Opinion:

1. Agreement between Borealis Exploration Limited and Catawba International, Inc. filed November 8, 1993 in liber G as number 21363.
2. Notice of Seizure by the Sheriff of the Northwest Territories against Borealis Exploration Limited filed July 21, 1995 as number 21428.
3. Notice to Third Party filed by Mitlock Limited Partnership against Borealis Exploration Limited filed October 8, 1997 as number G21525.

"Units"	The units of the Issuer to be issued on the Financing, where each Unit consists of one Common Share and one Warrant.
"US$"	United States dollars.
"Warrant"	The non-transferable share purchase warrants of the Issuer to be issued in connection with the Financing, where each Warrant is exercisable to acquire one Common Share at a price of $2.00 for a period of two years from the closing of the Financing.
"Warrant Terms and Conditions"	The terms and conditions attached to and governing the Warrants as set out by the Issuer.

EXCHANGE RATE INFORMATION

All dollar amounts herein are in Canadian dollars, unless otherwise stated. The noon rate of exchange as reported by the Bank of Canada on March 30, 2007, for Canadian dollars exchanged into United States dollars was $1.00 equals US$1.158.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Filing Statement may be deemed to be forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Issuer believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in commodity prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth under "Information Concerning the Issuer – Risk Factors".

SUMMARY

The following is a summary of information relating to the Issuer, the Leases and Issuer (assuming completion of the Change of Business) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement.

Summary of Change of Business	The Issuer has entered into the Option Agreement for the acquisition of up to a 50.1% interest in the Leases in exchange for the performance of certain exploration milestones set out in the Option Agreement and the issue of the Rights to Roche Bay, subject to satisfaction of certain closing conditions as set out in the Option Agreement. The Issuer is a NEX listed company under the rules and policies of the Exchange. The Option Agreement is an arm's length transaction and will represent a Change of Business under the policies of the Exchange. Concurrent with the closing of the Option Agreement, the Issuer plans to complete the Financing. See "The Change of Business".
Leases	The Leases are located on the Melville Peninsula, in the Territory of Nunavut, Canada and contain approximately 5500 acres. See "Information Concerning the Leases".
Reason for the Change of Business	The Change of Business will enable Advanced Explorations Inc. Shareholders to participate in a company with a management team whose primary business is the exploration, development and mining of mineral resources. In addition, the Acquisition will result in a combined entity, which has a significant mineral property with exploration and development potential, that will be managed by directors who have experience in the mining industry, financing in public markets and operation of a public company. The Change of Business will also enable the Issuer to be listed as a Tier 2 issuer on the Exchange.
Recommendation of Directors	The Directors have reviewed and approved the terms and conditions of the Option Agreement and have concluded that they are fair and reasonable and are in the best interests of the Issuer and the Advanced Explorations Inc. Directors recommend that the Advanced Explorations Inc. Shareholders approve the Acquisition.
Interests of Insiders	No Insider of the Issuer has any interest in Leases.
Arm's Length Transaction	The Option Agreement is an arm's length transaction.

Funds Available

Upon completion of the Change of Business and the Financing, the Issuer will have an estimated working capital of $9,100,000 assuming a minimum of $10,000,000 is raised in the Financing (with an estimated working capital of $18,300,000 if the maximum of $20,000,000 is raised in the Financing) and it is the Issuer's intention to use these funds as follows:

Calculation of Net Proceeds

	Completion of Minimum Offering of $10,000,000	Completion of Maximum Offering of $20,000,000
Working capital position of the Issuer as at May 23, 2007 (not inclusive of any non-recourse loans)	$0	$0
Gross Proceeds from Financing	10,000,000	20,000,000
Less: Commission	(800,000)	(1,600,000)
Less: Estimated balance of legal and accounting expenses and regulatory fees relating to the Acquisition and Financing	(100,000)	(100,000)
Total	**$9,100,000**	**$18,300,000**
Use of Net Proceeds		
Recommended work program	5,775,800	5,775,800
Corporate Debt	339,853	339,853
Property Payment to Roche Bay plc	250,000	250,000
Property maintenance payments for the next 18 months	16,545	16,545
Estimated administrative costs for the next 18 months	1,866,000	1,866,000
Working capital	851,802	10,051,802
Total	**$9,100,000**	**18,300,000**

Issuer's Shares and Market Price of Issuer's Shares

The common shares of the Issuer are currently listed on the NEX under the symbol AXI.H. On January 26, 2007, the date immediately preceding the announcement of the Change of Business, the closing trading price of the Issuer's shares was $0.31. The common shares have been halted from trading since the date of the announcement.

Sponsor for the Change of Business

The Exchange has granted an exemption from the requirement for sponsorship for the Change of Business. See "The Change of Business – The Financing".

Selected Pro Forma Consolidated Financial Information

The following table sets forth pro forma financial information of the Issuer after giving effect to the issuance of the Rights and the completion of the Financing and should be read in conjunction with the financial statements for the fiscal years ended December 31, 2004, 2005 and 2006 (all attached as Exhibit "A") and the pro forma consolidated balance sheet of the Issuer as at December 31, 2006 attached as Exhibit "B".

	Issuer December 31, 2006	Resulting Issuer Pro Forma
Current Assets	Nil	$10,550,000
Capital Assets	Nil	$8,404,848
Total Assets	Nil	$18,954,848
Current Liabilities	$798,342	$1,939,361
Total Liabilities	$798,342	$1,939,361
Shareholder's Equity (Deficiency)	$(798,342)	$17,015,487

RISK FACTORS

Lack of Liquidity

To date, there has been extremely limited trading in the common shares of the Issuer on the NEX. If the Change of Business is completed, persons purchasing common shares of the Issuer may not be able to resell the shares and may have to hold the shares indefinitely. In addition, purchasers may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.

Limited Operating Results

The Issuer has no history of earnings. If the Change of Business is completed, the Issuer will need to raise funds to carry out exploration of its properties with the objective of locating mineral reserves and developing a mine which may never earn revenue or become profitable.

Financing Risks

If the Option Agreement and the Financing is completed, the Issuer will have limited financial resources, no operations, no revenues, and has no assurance that additional funding will be available to it to fulfill its obligations and conduct exploration and development work on the Leases. The only significant source of funds that will be available to the Issuer will be the sale of its equity capital, borrowed capital, or the offering by the Issuer of an interest in its properties to be earned by another party or parties carrying out development thereof. There can be no assurance that the Issuer will be able to obtain adequate financing

in the future or that such financing will be available on favourable terms or at all. If the Change of Business is completed, and the Issuer's exploration programs are successful, additional funds will be required to further explore, develop and place the Leases in commercial production. Failure to obtain such additional financing on a timely basis could cause the Issuer to forfeit part or all of its interest in its properties and reduce or terminate its operations.

Operational Risks

The Issuer will be subject to a number of operational risks and may not be adequately insured for various risks. The Issuer's business is subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, worker health and safety which may involve radioactive or hazardous materials; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Issuer's properties, personal injury or death, environmental damage or in the Issuer's exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition.

Also, the Issuer may be subject to liability or sustain loss for certain risks and hazards against which the Issuer cannot insure or which the Issuer may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition.

No Ongoing Operations and No Production History

The Issuer has no history of business or mining operations, revenue generation or production history. If the Change of Business is completed and if the Issuer ever commenced actual mining operations, such operations would face various risks including, but not limited to:

(a) failure of production to achieve recovery levels indicated by pre-production testing of drill core and bulk samples;

(b) estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;

(c) production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labour strikes;

(d) the grade of ore actually mined being lower than that indicated by drilling results;

(e) persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;

(f) adverse changes in interest rates that may apply to project development debt.

Exploration

The business of the exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercially mineable ore on the Leases.

Development

In the event that the Option Agreement is completed and the Issuer acquires a 50.1% interest in the Leases, the Issuer will be subject to all of the risks inherent in the mineral industry and the development of mineral properties are highly speculative and involve substantial risks, even when conducted on properties known to contain quantities of minerals. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays or increase costs; such delays or increased costs could materially and adversely affect the financial performance of the Issuer. Mineral exploration is subject to accidents, environmental hazards, the discharge of toxic chemicals and a variety of other hazards. Such events may increase production costs or result in liability. Environmental hazards may exist on the Leases which are unknown to the Issuer at present which have been caused by previous or existing owners or operators of the properties. The Issuer does not maintain insurance against such liabilities. Upon the occurrence of any of the events set out above, the Issuer could incur significant costs that could have a materially adverse effect upon its financial condition.

Title to Properties

Acquisition of title to Leases is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Issuer will obtain a title opinion in respect of title to the Leases, the Issuer cannot give an assurance that title to such properties will not be challenged or impugned. The Issuer can never be certain that it will have or can obtain valid title to the Leases or that its rights to explore and exploit the Leases will not be revoked, or significantly altered, to its detriment, challenged or impugned by third parties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. The Issuer does not carry nor do they plan to carry title insurance on its properties. A successful claim that the Issuer, the Issuer or Roche Bay, as the case may be, does not have title to the Leases could cause the Issuer to lose its rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property. The Issuer has obtained the Title Opinion, which states that Leases are held in the name of Roche Bat subject to the Title Opinion Charges.

Management Inexperience

If the Change of Business is completed, the proposed management of the Issuer is experienced in exploring for minerals, but may lack all necessary technical training and experience to successfully develop and operate a mine. Without adequate training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within the mining industry and their decisions and choices may not take into account all available and necessary engineering or managerial approaches that experienced mine operating companies commonly use to successfully develop a mine. Consequently, the Issuer's operations, earnings and ultimate financial success could suffer irreparable harm due to these factors.

Management

The success of the Issuer is currently largely dependent upon on the performance of its directors. The loss of the services of these persons will have a material adverse effect on the Issuer's business and prospects. There is no assurance that the Issuer can maintain the service of its directors or other qualified personnel required to operate the business. Failure to do so could have a material adverse affect on the Issuer and its prospects.

Requirement for Permits and Licenses

The Issuer does not currently have any permits and licences to carry on any exploration activities on the Leases but does not anticipate problems in obtaining all necessary licenses and permits to carry on its exploration and development activities. However, it is uncertain if the Issuer will be able to obtain all necessary licenses and permits to carry on its exploration and development activities in which it is currently engaged under applicable laws and regulations in respect of the Leases. Such licenses and permits may be difficult to obtain and may be subject to changes in regulations and in various operational circumstances. A substantial number of additional permits and licenses may be required should the Issuer proceed beyond exploration.

Fluctuating Mineral Prices

The economics of mineral exploration is affected by many factors beyond the Issuer's control including, commodity prices, the cost of operations, variations in the grade of minerals explored and fluctuations in the market price of minerals. Depending on the price of minerals, it may be determined that it is impractical to continue the mineral exploration operation. The mineral industry in general is an intensely competitive industry in which operators compete for the acquisition of mineral claims as well as the recruitment and retention of qualified employees. Mineral prices are prone to fluctuations and the marketability of minerals is affected by government regulation relating to price, royalties, allowable production and the importing and exporting of minerals, the effect of which cannot be accurately predicted. There is no assurance that a profitable market will exist for the sale of any minerals found on the Leases.

Environmental Risks and other Regulatory Requirements

The current or future operations of the Issuer, including the development activities and commencement of production on its property, require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. Companies engaged in the exploration and development of mineral properties generally experience increased costs and delays in development and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Issuer may require for the facilities and conduct of exploration and development operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any exploration and development project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulation and permits governing operations and activities of mineral companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or exploration and development costs or reduction in levels of exploration and development at producing properties or require abandonment or delays in development of new properties.

Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Issuer may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Issuer. The Issuer does not maintain insurance against environmental risks.

Competition

Significant and increasing competition exists for mineral opportunities in Nunqavut or elsewhere. There are a number of large established mining companies and mineral exploration companies with substantial capabilities and greater financial and technical resources than the Issuer. The Issuer may be unable to maintain its interest in the Leases or to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's exploration programs on the Leases or any other properties will yield any mineral reserves or result in any commercial mineral operations.

Conflicts of Interest

Directors of the Issuer and the Issuer may, from time to time, serve as directors of, or participate in ventures with other companies involved in natural resource development. As a result, there may be situations that involve a conflict of interest. Each director will attempt not only to avoid dealing with such other companies in situations where conflicts might arise but will also disclose all such conflicts in accordance with the *Business Corporations Act* (Ontario) and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Litigation

The Issuer and/or its directors may be subject, with or without merit, to a variety of civil or other legal proceedings. The Issuer does not know of any such pending or actual material legal proceedings against the Issuer as of the date of this Filing Statement.

No Cash Dividends Are Expected to be Paid in the Foreseeable Future

It is likely that the Issuer will retain any future earnings to finance its business and operations and any future growth. Therefore, it is unlikely that the Issuer will pay any cash dividends in the foreseeable future.

Ore Reserves and Reserve Estimates

The Issuer is unaware of the existence of any mineral reserves, resource or reserve or resource estimates on the Leases except as otherwise indicated in the independent technical report prepared in respect of the Leases which has been filed and can be reviewed under the Issuer's profile on www.sedar.com. Even if a technical report on the Leases indicates the existence of mineral reserves or resources or provides reserve or resource estimates, no assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on historical and limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.

PART I

THE CHANGE OF BUSINESS

The Option Agreement

The Issuer and Roche Bay entered into the Option Agreement granting the Issuer an Option in Leases subject to the Third Party Interests further described in the Option Agreement.

Under the Option Agreement the Issuer will assume responsibility for raising financing and managing the completion of feasibility studies. Once these are completed, the Option Agreement provides for formation of a joint venture for the construction and operation of a mine. The Issuer will be responsible for the financing, design, build and operation of a mine and plant producing at least 6,000,000 tonnes per year of iron concentrates or pellets. The Option Agreement is subject to several conditions based on operational milestones being achieved as further set out below.

Exploration Milestones

In order to earn up to 50.1% interest in the Leases, the Issuer must complete the following exploration milestones:

Exploration Milestone	Time for Completion	Interest Acquirable by the Issuer	Aggregate Interest
(a) Completing 15,000 meters of drilling on the Leases	On or before 18 months after the date of Exchange Approval	10%	10%
(b) Completing both of: (i) a total of 30,000 meters of drilling	On or before the 3rd anniversary of the date of Exchange Approval	20%	30%

Exploration Milestone	Time for Completion	Interest Acquirable by the Issuer	Aggregate Interest
on the Leases; and (ii) a NI 43-101 compliant pre-feasibility Study by an independent contracting company agreeable to the Issuer and Roche Bay, based on an envisioned minimum 6 million tonne per year (**"Mtpy"**) mining operation. To satisfy this exploration milestone, the pre-feasibility study shall contain a resource estimate of at least 750,000,000 tonnes of iron ore in the aggregate among the "measured" and "indicated" categories			
(c) Completing a NI 43-101 compliant feasibility study by an independent contracting company agreeable to the Issuer and Roche Bay, based on an envisioned minimum 6 Mtpy mining operation	On or before the 5th anniversary of the date of Exchange Approval	10%	40%
(d) Attaining a mining permit to construct a mine which is situated on the Leases and which meets the Minimum Mine Specifications	On or before the 7th anniversary of the date of Exchange Approval	10.1%	50.1%

The Issuer will have full control of the programs required to complete the exploration milestones and will do so at its own cost. Upon completing all of the exploration milestones and exercising the Option for a 50.1% interest in the Leases, the Issuer and Roche Bay will form a joint venture. As long as it fulfils all of the conditions of the Option Agreement, the Issuer will remain as operator of the joint venture.

Conditions of Closing

In order to complete the Option Agreement, the following conditions must be met:

1. Issuer will obtain the approval of the Exchange on or before May 16, 2007, or such other date as the parties agree upon;
2. On or before May 16, 2007 or such other date as the parties agree upon, the Issuer must raise a minimum of $5,000,000 of working capital by way of an equity financing;
3. Within 5 business days of Exchange Approval, the Issuer will pay Roche Bay $250,000 and issue 12,000,000 Rights to Roche Bay (up to 5,000,000 of which Rights may be issued to its shareholders, at Roche Bay's direction), the applicable effective date and exercise price for such Rights being set out in the following table:

Milestone	Number of Rights that become effective	Exercise Price
Exchange Approval	8,000,000	$0.35

Milestone	Number of Rights that become effective	Exercise Price
Completing 15,000 meters of drilling on the Leases	2,000,000	$0.60
(b) Completing both of: (i) a total of 30,000 meters of drilling on the Leases; and (ii) a NI 43-101 compliant pre-feasibility Study based on an envisioned minimum 6 million tonne per year ("**Mtpy**") mining operation containing a resource estimate of at least 750,000,000 tonnes of iron ore in the aggregate among the "measured" and "indicated" categories	2,000,000	$1.00

4. Any obligations of Roche Bay arising from agreements previously made between Roche Bay and Corus UK Limited affecting the Leases and the Option will be discharged and released so that Roche Bay will be the sole registered and beneficial owner of the Leases (subject to the third party interests set out in the Agreement) with the exclusive right to enter into the Agreement and to grant the Option contemplated therein;
5. The parties and their advisors will have completed a due diligence review of the Leases and the operations of Roche Bay and the Agreement and approve of the results on or before May 16, 2007 or such other date as the parties agree upon;
6. The Issuer will offer employment contracts to certain personnel of Roche Bay on or before May 16, 2007 or such other date as the parties agree upon with industry standard terms and conditions; and
7. The parties agreeing on the form of agreement governing the joint venture for the construction and operation of the mine.

The Rights

The rights to be issued by the Issuer to Roche Bay as a condition of the closing for the Agreement will be non-listed transferable share purchase Rights of the Issuer. Each Right will entitle the holder to purchase one common share of the Issuer within a period of 3 years after the date of issue. The 3 year period is subject to Exchange approval. Otherwise, the period will be 2 years. Holders of the Rights will be restricted from exercising any Rights which would result in the holder, or any person or company acting jointly with the holder, owning or exercising control over an aggregate number of shares which is 20% or greater of the total issued and outstanding shares of the Issuer. Furthermore, no individual or entity can sell more than 500,000 Right shares in any 90 day period without the prior approval of the Issuer. These restrictions will only apply during the first 2 years of the 3 year period (or the first 22 months, if the period of the Rights is 2 years). These restrictions may also terminate in the event of a change of control, if a holder can reasonably demonstrate that the exercise of the Rights and/or the sale of the underlying Rights Shares is necessary to avoid financial hardship and if certain defaults occur under the Option Agreement.

Mine Development Expenditures:

Upon formation of the joint venture, the Issuer will be responsible for funding 50.1% of the mine development costs. Pursuant to the Agreement, Issuer will also provide funding of Roche Bay's share of the mine development costs, up to a maximum of $900,000,000, with up to $250,000,000 being free carried. If the total cost is $900,000,000, the Issuer shall be responsible for funding $450,000,000 as its share of the costs. Of the balance, the Issuer shall carry Roche Bay's share of $450,000,000. For every $100,000 of this amount, $25,000 will be allocated towards the free carried portion which shall be without recourse. The remaining balance of $75,000 shall be provided by the Issuer at an interest equal to the financing received by the Issuer plus 1% and shall be paid back from Roche Bay's share of the mine's cash flow or retired by Roche Bay's own financing.

Example:
(in Million CDN)

Cost of mine	Roche Bay's share	Roche Bay's share that is carried by the Issuer	Roche Bay's share that is carried by Issuer at cost of debt financing
$500	$250	$69.44	$180.56
$750	$375	$104.17	$270.83
$1,000	$500	$138.89	$361.11
$1,250	$625	$173.61	$451.39
$1,500	$750	$208.33	$541.67

Furthermore, up to a maximum of $900,000,000 of Roche Bay's share of the capital required to build the mine (with minimum production of 6 Mtpy) and operate it for a period 6 years following production will be provided by the Company, with $250,000,000 being free carried. The balance of $650,000,000 provided by AEI to Roche Bay will be provided at the same rate as AEI's financing plus 1%. The capital financing provided by AEI to Roche Bay will be divided pro rata between the free carried portion and the non-carried portion. For example a $720,000,000 mine would require AEI to provide $360,000,000 of Roche Bay's capital of which $100,000,000 would be free carried and the remaining $260,000,000 provided at the same rate as AEI financing plus 1%

Termination or Default:

The Issuer may cancel the Option Agreement upon 60 days notice. Roche Bay can re-acquire between 10-17% of the Issuer's earned interest in the Leases for between $5,750,000 to $10,000,000 under certain conditions of default by the Issuer.

The following are material events which if they do not occur shall constitute defaults under the Agreement and may result in termination:

- The start of mine construction within 10 years of Exchange Approval of the Agreement,
- The completion of the exploration milestones listed above
- The spending of a minimum of at least $1,000,000 per year on the Leases or the payment in lieu of such expenditures of US$250,000 to Roche Bay.
- A change of control in the Issuer as the result of the acquisition of shares of Issuer by a company with more then 12mt/y iron ore production.

The Financing

The Issuer entered into an engagement agreement co-led by D&D Securities Company and Octagon Capital to raise up to $20,000,000 by way of a private placement. This financing will be used to fund operations related to the Option Agreement with Roche Bay. The Offering will comprise NFT Units at the price of $1.25 per NFT Unit and FT Shares at the price of $1.50 per FT Share. Each NFT Unit will consist of one common share in AEI and one-half of one whole Warrant. Each Warrant will entitle the holder to purchase an additional common share at a price of $2.00 up to two years from the closing date.

The Offering will raise a minimum of $10,000,000 (from the sale of up to 4,000,000 FT Shares and the balance in NFT Units) and a maximum of $20,000,000 (from the sale of up to 10,666,667 FT Shares and the balance in NFT Units). AEI has agreed to waive certain expenses qualifying as Canadian Exploration Expense (CEE) under the Income Tax Act (Canada) for subscribers of the FT Shares. Upon the closing of the offering, AEI will pay the Agents a commission of 8.0% of the gross proceeds of the offering. In addition, AEI shall issue agent's warrants equal in number to 8.0% of the units and flow-through shares sold during the placement, entitling the Agents to purchase one common share at an exercise price equal to $1.25 for a period of 18 months.

The Issuer shall provide up to $1,500,000 in loans to Roche Bay raised by non-recourse loans wherein if the conditions precedent under the Option Agreement are not satisfied by the closing date or such other date as the parties may agree upon, such non-recourse loans shall be deemed to be forgiven and Roche Bay shall be responsible for full repayment. In the event that all of such condition precedents are satisfied by the closing date or such other deadline, the loan principal and interest (accrued at 10% per annum) shall be repayable together with that number of bonus common shares issued by the Issuer having an aggregate value of 20% of the loan principal and issued at the rate of $1.25 per bonus share.

Shares Issued Pursuant to Offering

	Minimum Offering of $10.000.000		**Maximum Offering of $20.000.000**	
	Offering of $10.000.000 comprised of 8.000.000 NFT Units	Offering of $10.000.000 comprised of 3.200.000 NFT Units and 4.000.000 FT Shares	Offering of $20.000.000 comprised of 16.000.000 NFT Units	Offering of $20.000.000 comprised of 3.200.000 NFT Units and 10.666.667 FT Shares
Non flow-through shares issued pursuant to the Financing from NFT Units	8.000.000	3.200.000	16.000.000	3.200.000
Reserved for issuance pursuant to the Warrants issued under the Financing from NFT Units	4,000,000	1,600,000	8,000,000	1,600,000
FT Shares	0	4.000.000	0	10.666.667
Bonus Shares issued in respect of $3,000,000 non-recourse loans	480,000	480,000	480,000	480,000
Reserved for Issuance of respect of agent's warrants issued in connection with the Financing	640.000	576.000	1.280.000	1.109.333
TOTALS	**12,544,000**	**9,856,000**	**25,760,000**	**17,056,000**

PART II
INFORMATION CONCERNING THE ISSUER

CORPORATE STRUCTURE

Name and Incorporation

The full corporate name of the Issuer is "Advanced Explorations Inc." The Issuer's head office is located at 81 Jessie Avenue, Box 227, Campbellville, Ontario L0P 1B0 and its registered office is located at 305 Davenport Road, Toronto, Ontario M5R 1K5.

The Issuer was incorporated under the *Companies Act* (Ontario) on January 27, 1944 under the name "Donrand Mines Limited." The articles of the Issuer were amended on March 8, 2000 to change the name of the Issuer to "Crmnet.com Inc.". The articles of the Issuer were further amended on February 24, 2005 to change the name of the Issuer to "Advanced Explorations Inc."

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Issuer operated under the name, Donrand Mines Limited ("Donrand"), a mining exploration and development company, until 2000 when it completed a share exchange with Relationship Marketing Resources, Inc. whereby the Issuer acquired all of the issued and outstanding shares of Relationship Marketing Resources, Inc. The Issuer then changed its name to CRMnet.com Inc. The Issuer was engaged in the business of providing Customer Relationship Management software and solutions. In September 2000, the Issuer acquired all of the issued and outstanding shares of Web Sights International Inc. In July 2001, the Issuer assigned Relationship Marketing Resources, Inc. into bankruptcy.

In July 2003, the senior management of the Issuer was changed as the Issuer's technology related business was no longer viable and it became inactive. The new management had considerable mining and exploration expertise and focused its efforts on reactivating the Issuer's business as a mining and exploration company.

On February 2005, the Issuer completed a share consolidation and change of name to Advanced Explorations Inc. Also, in February 2005, the Issuer entered into a Memorandum of Understanding with Earth Search Sciences Inc. and Geologic Business Solutions Inc. for the Issuer to acquire the rights to hyperspectral imaging technology to be applied to mineral exploration. In December 2005, the Issuer entered into a Licensing Agreement with Laser Diagnostics Instruments International Inc. for the exclusive worldwide rights to use Laser Diagnostics Instruments International Inc.'s laser technology for oil and gas exploration. The Issuer's business plan was to bring high tech exploration tools and expertise to the resource sector.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

This following information is a Management Discussion and Analysis of the financial conditions and results of operations for the fiscal years ending December 31, 2004, 2005 and 2006 (reflecting the twelve

month period ending on those dates, and covering the last three completed annual audited financial periods).

In all cases, this document should be read in conjunction with the appropriate annual audited financial statements or interim unaudited financial statements and all notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements can be found at www.sedar.com. All dollar amounts are in Canadian dollars.

Year Ended December 31, 2004 (dated April 29, 2005)

Overall Performance

For the year ended December 31, 2004, the Issuer's cash position improved to $7,979 at December 31, 2004 from $984 at December 31, 2003. The Issuer would require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

The Issuer did not carry out any share capital raising activities during the year ended December 31, 2004. The Issuer was financed over the period through short term and demand loans.

Selected Annual Information

	2004 ($)	2003 ($)	2002 ($)
Total Revenues	$ --	$ --	$ --
Net Loss	$(176,609)	$(66,597)	$(507,631)
Loss per share	$(0.01)	$0.00	$(0.02)
Total assets	$7,979	$984	$57,400
Working capital	$(651,265)	$(148,447)	$(73,274)
Shareholders equity	$(651,265)	$(474,656)	$(408,059)
Capital stock	$2,257,445	$2,257,445	$2,257,445
Retained earnings	$(2,908,710)	$(2,732,101)	$(2,665,504)

Results of Operations

The Issuer remained in the process of reactivation during the period. For the twelve months ended December 31, 2004, the Issuer had a net loss of $176,609. The increased amount of loss over the comparable year ended December 31, 2003 of $66,597 was largely due to an increase in professional fees, interest expense and bank charges, increased shareholder information and filing fees, and the expense associated with an option payment to acquire a mineral exploration property. The Issuer generated no revenue during the year.

Liquidity and Capital Resources

The Issuer's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2004, the Issuer had a cash position of $7,979 (2003 - $984) and negative working

capital of $651,265 (2003 – $148,447). The balance due on a line of credit amounted to $47,500 (2003 - $27,000). Accounts payable at December 31, 2004 amounted to $96,735 (2003 - $122,431)

During the year ended December 31, 2004, the Issuer entered into short term and demand loans at rates ranging from 12 to 12.5% per annum to provide working capital of $188,800. The two demand loans are convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of the demand. The remaining term loan has a maturity date of November 17, 2005.

In early 2005, the Issuer was negotiating with the holder of the promissory note to settle the balance owing which came due on February 28, 2005. The Issuer did not have sufficient funds to meet the obligation as it came due.

Year Ended December 31, 2005 (dated April 27, 2006)

Overall Performance

For the year ended December 31, 2005, the Issuer's cash position worsened to $436 at December 31, 2005 from $7,979 at December 31, 2004. The Issuer will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

The Issuer carried out share capital raising activities during the year ended December 31, 2005. This resulted in the receipt of proceeds of $81,020 upon the issuance of 503,400 units. Additional proceeds of $70,000 were received subsequent to year end. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.40 per share for a period of one year.

Selected Annual Information

	2005 ($)	2004 ($)	2003 ($)
Total Revenues	$ --	$ --	$ --
Net Loss	$(387,610)	$(176,609)	$(66,597)
Loss per share	$(0.05)	$(0.01)	$0.00
Total assets	$70,436	$7,979	$984
Working capital	$(668,619)	$(651,265)	$(148,447)
Shareholders equity	$(668,619)	$(651,265)	$(474,656)
Capital stock	$2,390,760	$2,257,445	$2,257,445
Contributed Surplus	$236,941	$ --	$ --
Retained earnings	$(3,296,320)	$(2,908,710)	$(2,732,101)

Results of Operations

The Issuer remained in the process of reactivation during the period. For the twelve months ended December 31, 2005, the Issuer had a net loss of $387,610. The increased amount of loss over the comparable year ended December 31, 2004 of $211,001 was largely due to an increase in stock option compensation, and interest and bank charges. No stock based compensation was recognized in the

previous period. The Issuer generated no revenue during the quarter.

The Issuer negotiated a Memorandum of Understanding with Earth Search Sciences Inc. located in Montana, U.S.A. and Geologic Business Solutions Inc. of Toronto, Ontario dated February 14, 2005. The Memorandum of Understanding established a joint venture between the parties, with the Issuer obtaining the rights to access and acquire hyperspectral technology from Earth Search Sciences Inc. and Geologic Business Solutions Inc. to create a leading-edge technology Issuer focused on generating mineral target and project opportunities. The Memorandum of Understanding allowed the Issuer to acquire a Probe-1 hyperspectral instrument and a database of existing spectral information from Earth Search Sciences Inc. and all of the issued and outstanding shares of Geologic Business Solutions Inc., an Ontario incorporated company. Earth Search Sciences Inc. is the owner and vendor of hyperspectral probe technology and all ancillary equipment normally required and used in the operational acquisition of hyperspectral data as well as the existing hyperspectral database. Geologic Business Solutions Inc. , through its officers and employees, possesses expertise and knowledge in the interpretation, assessment and application of hyperspectral data.

The Issuer also completed the execution of an exclusive Licensing Agreement with Laser Diagnostics Instruments International Inc. of Ottawa, Ontario, effective December 21, 2005 This Agreement provided exclusive worldwide rights to the Issuer for oil and gas exploration use of the laser technology developed by Laser Diagnostics Instruments International Inc. The Licensing Agreement is initially contingent on the arrangement of a demonstration of the technology and the approval by the Issuer of the demonstration as to the ability of the LIDAR Laser Scanner and the Technology to detect the existence of oil on the surface of the water for the purposes of oil and gas exploration.

Liquidity and Capital Resources

The Issuer's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2005, the Issuer had a cash position of $436 (2004 - $7,979) and a negative working capital of $668,619 (2004 – $651,265). The balance due on a line of credit amounted to $50,000 (2004 - $47,500). Accounts payable at December 31, 2005 amounted to $119,262 (2004 - $96,735)

A term loan with a maturity date of November 17, 2005 was extended during the period.

Year Ended December 31, 2006 (dated April 30, 2007)

Overall Performance

For the year ended December 31, 2006, the Issuer's cash position worsened to nil at December 31, 2006 from $436 at December 31, 2005. The Issuer will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

On April 6, 2006, the Issuer issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of a promissory note.

Selected Annual Information

	2006 ($)	2005 ($)	2004 ($)
Total Revenues	Nil	Nil	Nil
Net Loss	$(231,115)	$(387,610)	$(176,609)
Loss per share	$(0.03)	$(0.05)	$(0.01)
Total assets	Nil	$70,436	$7,979
Working capital	$(798,342)	$(668,619)	$(651,265)
Shareholders equity	$(798,342)	$(668,619)	$(651,265)
Capital stock	$2,492,152	$2,390,760	$2,257,445
Contributed Surplus	$236,941	$236,941	$ --
Retained earnings	$(3,527,435)	$(3,296,320)	$(2,908,710)

Results of Operations

The Issuer is currently being reactivated. For the twelve months ended December 31, 2006, the Issuer had a net loss of $231,115. The decreased amount of loss over the comparable year ended December 31, 2005 of $387,610 was largely due to a decrease in corporate activity. The Issuer generated no revenue during the quarter.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Issuer for the periods September 30, 2004 to December 31, 2006. The information contained herein is drawn from the interim financial statements of the Issuer for the aforementioned periods.

Quarter Ending	Revenues $	Net loss $	Net loss per share $
December 31, 2006	Nil	118,607	0.01
September 30, 2006	Nil	29,353	0.00
June 30, 2006	Nil	48,614	0.01
March 31, 2006	Nil	34,541	0.00
December 31, 2005	Nil	601	0.00
September 30, 2005	Nil	21,805	0.00
June 30, 2005	Nil	85,444	0.01
March 31, 2005	Nil	280,962	0.01
December 31, 2004	Nil	41,974	0.00

Liquidity and Capital Resources

The Issuer's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2006, the Issuer had a cash position of nil (2005 - $436) and a negative working capital of $798,342 (2005 - $668,619). The balance due on a line of credit amounted to $50,000 (2005 - $50,000). Accounts payable at December 31, 2006 amounted to $227,905 (2005 - $119,262).

A term loan with a maturity date of November 17, 2005 was extended.

DESCRIPTION OF THE SECURITIES

Share Capital

The authorized capital of the Issuer consists of an unlimited number of common shares without par value. As at the date of this filing statement 9,880,677 common shares are issued and outstanding. The holders of common shares are entitled to vote at all meetings of shareholders of the Issuer, to receive dividends if, as and when declared by the directors and, to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Issuer.

STOCK OPTION PLAN AND INCENTIVE STOCK OPTIONS

Stock Option Plan

The Company has no pension plan and no standard or other arrangement for compensation to the other directors and officers of the Company except the granting of stock options.

The Corporation has in place a Stock Option Plan (the "Plan") which was approved by the shareholders of the Corporation on **September 30, 2004**. Under the Plan, the board of directors may, at its discretion, grant options to purchase up to **10%** of the issued and outstanding common shares from time to time, on a non-diluted basis, to directors, officers, consultants and certain key employees of the Corporation or any of its subsidiaries, provided that no individual may be granted options exceeding **5%** of the issued and outstanding common shares of the Corporation, from time to time. Options granted under the Plan are non-assignable and non-transferable. The option price per common share granted under the Plan is the average closing market price for the common shares on the TSX Venture Exchange (the "Exchange") of the ten days of trading immediately preceding the date the option is granted, less any applicable discount as may be allowed by the Exchange. The maximum term of any option is five years from the date the option is granted. If a person to whom options have been granted ceases to be a director, officer or employee of the Corporation, such person must exercise his option within ninety (90) days of the termination date, after which all of his outstanding options will expire. In the event of the death of a designated recipient, his estate will have twelve months within which to exercise the outstanding options. Any amendment to the Plan will also have to be approved by the Exchange.

As at the Company's most recent financial year ended **December 31, 2006**, the following stock options to purchase Common Shares were granted and outstanding under the Plan (as of the date of this filing statement 435,000 stock options were outstanding)

Gary Williams – 150,000 (President and Director)

John Gingerich – 100,000 (Director)

Clara Mancini – 50,000 (Director)

Paul Matysek – 50,000 (former Director and options now expired)

Benoit Rivard – 50,000 (Director)

Lyndon Bradish – 50,000 (Director – resigned in January 2007 and options now expired)

Tony Carter – 10,000 (Consultant)

PRIOR SALES

The following table outlines the prices at which common shares of the Issuer have been sold by the Issuer within the last 12 months and the number of common shares sold at that price.

Date	Price $	No. of Shares
April 20, 2006(1)	$0.50	202,785
February 1, 2007(2)	$0.20	1,000,000

(1) Issued in settlements of debt in the aggregate amount of $101,392.48

(2) Issued in respect of private placement.

STOCK EXCHANGE PRICE

The following table lists the high and low prices for the Issuer's common shares as well as the volume traded on a monthly basis for each month of the current quarter and the immediately preceding quarter and on a quarterly basis for the seven previous quarters.

Period	High	Low	Volume
February 1 – February 19, 2007	$0.00	$0.00	0
Month ended January 31, 2007	$0.31	$0.15	283,033
Month ended December 31, 2006	$0.155	$0.15	22,666
Month ended November 30, 2006	$0.255	$0.155	103,499
Month ended October 31, 2006	$0.285	$0.240	47,117
Fiscal quarter ended September 30, 2006	$0.37	$0.17	325,193
Fiscal quarter ended June 30, 2006	$0.53	$0.195	718,464
Fiscal quarter ended March 31, 2006	$0.66	$0.17	941,425
Fiscal quarter ended December 31, 2005	$0.225	$0.11	148,508
Fiscal quarter ended September 30, 2005	$0.245	$0.10	147,163
Fiscal quarter ended June 30, 2005	$0.45	$0.12	383,371
Fiscal quarter ended March 31, 2005 (traded as CRMnet.com Inc. prior to Feb 05)	$0.64	$0.45	295,628

EXECUTIVE COMPENSATION

For the financial year ended December 31, 2006, the Company had two (2) executive officers, who are also directors. "Executive Officer" means an individual who is the chair or vice-chair of the board of directors, president or any vice-president in charge of a principal business unit, division or function including sales, finance or production, and an officer of the Company or its subsidiary who performs a policy making function in respect of the Company or any other individual who performed a policy-making function in respect of the Company. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year of the payment of which was deferred) paid to the Executive Officers (or companies controlled by the Executive Officers), in the capacity as an Executive officer, for the most recently completed financial year, was nil.

ARM'S LENGTH TRANSACTIONS

The proposed Change of Business is an arm's length transaction.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Issuer is or is likely to be a party or of which any of its properties are or are likely to be the subject.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Auditor

The auditor of the Issuer is Moore Stephens Cooper Molyneux LLP, Chartered Accountants, of 8th Floor, 701 Evans Avenue, Toronto, Ontario, M9C 1A3.

Transfer Agent and Registrar

The transfer agent and registrar for the Issuer is Equity Transfer Services Inc. of 200 University Avenue, Suite 400, Toronto Ontario M5H 4H1.

MATERIAL CONTRACTS

The Option Agreement and the Engagement Letter are the only material contracts of the Issuer currently in effect. See "The Change of Business".

Copies of these agreements may be inspected during regular business hours at the principal office of the Issuer located at 81 Jessie Avenue, Box 227, Campbellville, Ontario L0P 1B0 until 30 days after the closing of the Change of Business.

PART III
INFORMATION CONCERNING THE LEASES

The Information in this Part III is taken directly from *Technical Report - Roche Bay Magnetite Project,* dated February 14, 2007 (the "Technical Report). The Technical Report was prepared by Paul Palmer, P. Geo, P. Eng., a Qualified Person as defined under National Instrument 43-101. A copy of the Technical Report is attached.

NARRATIVE DESCRIPTION OF THE LEASES

The Roche Bay Magnetite Project encompasses five deposits of Algoma type Banded Iron Formation (BIF) which have been labeled Areas A, B, C, D and E and are located on the Leases. These deposits are generally characterized by alternate bands of magnetite and silica, ranging in thickness from one metre in thickness, down to one millimetre. The strike length of these deposits is between 820 and 4,200 m and the width is between 120 to 158 m. The dips of the deposits are generally vertical to sub-vertical and strike toward the northeast-southwest. The largest deposit is Area C with an average strike length of 4,200 m and average width of 120 m.

The Roche Bay Magnetite Project is located near Roche Bay, on the eastern Melville Peninsula, within the District of Franklin, Nunavut Territory (north of the artic circle). The Melville Peninsula is bound by the Foxe Basin to the east, Committee Bay in the west and the Fury and Helca Straits in the north. The location of the project is shown on Figure 1 (illustrated as mining leases 2952, 2953 and 2954 and 2955 (located southwest of 2954) which make up the Leases.

The nearest population centre is the hamlet of Hall Beach located 90 km to the northeast of the Roche Bay camp. Hall Beach has a population of 543 (Artic Co-operators Limited, 2007a[1]) and is one of the longest permanently populated communities north of the Arctic Circle. Hall Beach is a northern transportation centre with a commercial-grade airport which can accommodate large jetliners with commercial flights 6 days a week. Growth in the Hall Beach area is projected to rise in the near future. The community of Igloolik, north of Hall Beach along the Melville Peninsula coast, has a population of 1500 (Artic Co-operators Limited, 2007b[2]) and is also a major area of resources (people and supplies) to the area. The majority of the Hall Beach and Igloolik population is Inuit with both Inuktitut and English languages spoken.

The Roche Bay Magnetite Project consists of four mining leases that at the time of this report are 100% owned by Roche Bay. Roche Bay is registered with the department of Indian Affairs and Northern Development for the Government of Canada. The mining leases expiry date is July 23, 2021 and the locations on Figure 1 except for mining lease 2955 which is located directly southwest of mining lease 2954.

A review has shown that the mining leases are in good standing with the Department of Indian and Northern Development. The lease holders of the property are Roche Bay. Roche Bay also holds additional mining leases on the Melville Peninsula which are outside the project area in this report.

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[1] Artic Co-operators Limited, 2007a. Population data of Hall Beach community [online]. Available from: <http://www.arcticco-op.com/acl-baffin-region-hall-each.htm>[Accessed :February 13, 2007].

[2] Artic Co-operators Limited, 2007b. Population data of Igloolik community [online]. Available from: < http://www.arcticco-op.com/acl-baffin-region-igloolik.htm>[Accessed: 13 February 2007].

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Accessibility

The Roche Bay Magnetite Project is located in a remote part of Canada in the Nunavut Territory (north of the artic circle). The nearby hamlet of Hall Beach has regular commercial air service six days a week. The project site can only be accessed by plane/helicopter, boat to the nearby shoreline and overland by four wheel, all terrain vehicles (ATVs). Access to site for the 2006 exploration program predominantly used a combination of small aircraft and boat. Both supplies and camp personnel were transported this way. Transportation around site was by ATVs. The ATVs were used to move personnel, drill equipment and fuel to the drill sites.

Previous exploration activities on the Roche Bay Magnetite Project in the 1980s also included the construction of a 1,300-1,400 m all weather, gravel air strip located approximately 1 km from the 2006 project camp. This airstrip was built by Borealis Exploration Limited (Borealis) and is maintained by Roche Bay. The airstrip has the capacity to service small aircraft with room for expansion.

Figure 1 Location Map of Roche Bay Magnetite Project and Leases


N
Roche Bay
Foxe Basin
DISTRICT OF FRANKLIN
NAVUT TERRITORY

Climate

The daily average temperatures from December to March are -27° C to -33° C. During the summer, the average daily temperature ranges between 1° C to 5° C. However, temperatures can reach as high as 16° C in the summer. Annual precipitation averages about 23 cm (9 inches). Fifty percent of the annual precipitation falls during the months of July, August and September. Total snowfall for the year averages 124 cm. Owing to the relative uniformity of the prevailing winds, snow accumulates in large drifts at any break point in the wind (Harper, 1984[3]). Temperature conditions observed at the Roche Bay Magnetite Project camp have shown higher temperatures in the summer and less fog conditions when compared to Hall Beach (Botes, 2007[4])

Infrastructure

There is no permanent infrastructure on the project site other than the 1,300 to 1,400 m gravel air strip and the historical core rack facilities from the 1982 drilling program.

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3 Harper, B H, 1984. Borealis Exploration Limited Geological Study for The Borealis Roche Bay Magnetite Project Vol 1 and Vol 2. pp 86.

4 Botes, D, 2007. Personal email communication, COO Roche Bay, 8 February.

At the time of a site visit on October 15, 2006, the camp facility consisted of temporary canvas/wooden tents which housed the personnel during the field season. Additionally, the camp and drilling equipment, temporary core storage and office area were also located at the camp site. Access from the water was from the shore line with no docking facilities.

HISTORY

The history of the Roche Bay Magnetite Project is based on reports by Harper (1984) and Ursel (1968, 1969 and 1970)[5] and information obtained from the Roche Bay website.

During the years 1968, 1969, and 1970, Borealis Exploration Limited (Borealis), under the direction of geological consultants Norman H. Ursel Associates Limited (Ursel), discovered extensive exposures of magnetic iron formations located on the Melville Peninsula in the District of Franklin, Northwest Territories. Surface geological studies and aeromagnetic surveys conducted by the Geological Survey of Canada and others confirm the deposits to be extensive.

During its first decade, Borealis acquired 233 claims from its initial permits on the Melville Peninsula, converting those claims into 21-year renewable Government of Canada leases in 1978 and 1979.

In 1980, the decision was made by Borealis to place the Roche Bay deposits into production by 1985. In 1981, the Melville Shipping Company completed a shipping study for Roche Bay along with a marketing study that showed magnetite selling for a substantial premium over hematite of the same grade. A bulk sample was taken for laboratory work designed to define the ore characteristics. The laboratory testing was undertaken by Eriez Magnetics and at Cedar Rapids Manufacturing. In that year, Borealis also completed the Borealis Initial Environmental Evaluation and Socio-Economic Reports for the project.

In 1982, Scott-Ortech Mining Ltd., a member of the Matthew Hall Group, completed an independent preliminary feasibility study (Scott, 1982)[6] based on a drilling program completed in the summer of 1982 which comprised 16 BQ drill holes with a combined length of 3,214 m. The drilling focused on Areas A, B and C. The Ontario Research Foundation tested the core for iron content and concentration along with a large bulk sample that was recovered from the property.

A detailed ground magnetometer survey was also conducted over the Areas A and B by members of Borealis' summer crew during the 1982 field season.

It was also reported that, in 1983, equipment and housing units were moved into the Roche Bay area, such that considerable mineralogical testing could be conducted and the construction of a 5,000 ft runway suitable for Hercules aircraft be built. Based on the site visit conducted on October 15, 2006, there is no indication that any equipment remains on site other than the gravel airstrip currently maintained by Roche

[5] Ursel, N H, 1968. Summary Report of Investigations of Iron Deposits on Melville Peninsula for Borealis Exploration Ltd., 23 October.

Ursel, N H, 1969. Report of the 1969 Mineral Exploration Season, Melville Peninsula, District of Franklin, Northwest Territories for Borealis Exploration Limited.

Ursel, N H, 1970. Report of the 1970 Mineral Exploration Program, Melville Peninsula, District of Franklin, Northwest Territories for Borealis Exploration Limited.

[6] Scott, S A, 1982. Preliminary Feasibility Study: Borealis Roche Bay Magnetite Project, Scott- Ortech Mining, Ltd. pp173

Bay. In 1984, Borealis put development of the Roche Bay Magnetite Project on hold due to limited financing.

During the 1990s, Borealis' holdings grew and diversified. In the late 1990s, the company decided to place all of Borealis' interests into subsidiary companies for ease of operations and to enable the sale of minority interests in specific areas of the company. In 1997, the Roche Bay Magnetite Project was transferred to Roche Bay. Borealis still remains a large majority shareholder in Roche Bay.

In 1998 and 1999, the property leases were renewed by Roche Bay for another 21-year renewable term.

Historical tonnages for the Roche Bay Magnetite Property were estimated in 1968 and updated annually until 1970 by Ursel. The tonnages were updated again in 1981 by Underhill[7] and documented in Harper (1984). These are summarized in Table 1 and Table 2. Ursel (1968, 1969 and 1970) defined five deposit areas with an estimated combined tonnage in the order of 0.5 billion tons. These tonnages assumed that the depth of the deposit was equal to the width of iron in the deposits. No iron grades were included and the deposit's size and tonnage were based only on surface mapping. Tonnages were estimated using a factor of 10.5 cubic feet per long ton, based on a specific gravity of 3.4 which was obtained by the Ontario Research Foundation. The surface areas were obtained by using average widths and approximate lengths. No information was available to validate and support these tonnage estimates; therefore, no confidence can be assigned to these tonnages.

The tonnage of iron on the Melville Peninsula in the Borealis lease groups was estimated by Ursel (1970) to be 4.3 billion long tons of mineable magnetite ore. The iron formations are composed of seven individual iron occurrences found in two linear sets of deposits, one on the west side (Committee Bay) and one on the east side (Roche Bay) of the peninsula. The western deposits comprise three individual bodies: Borealis 1, 2, and 3; Borealis 4; and Borealis 5. The total tonnages in these western deposits were estimated to be 3.2 billion long tons (Ursel, 1970). The five individual eastern deposits, Areas A and B, C, D, and E, have been calculated to contain 1.1 billion long tons by Underhill (Harper, 1984). Underhill (in Harper, 1984) calculated these historical tonnages based upon surface geological mapping of the bedrock outcrops and the metallurgical testing of rock and bulk samples. The Fe grade of the BIF tonnage estimated by Underhill was between 23% and 34% Fe.

These historical tonnages and grades are considered relevant but of unknown reliability; they are not appropriate for public reporting as a Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves to JORC (2004)[8] or NI 43-101 Standards[9]. Tonnages are not being treated as current mineral resources as defined in Sections 1.2 and 1.3 of NI 43-101. These historical tonnages and grades should not be relied upon and is included only for the purpose of documentation of previous work. The specific data used to calculate these tonnages and grades were not available and have not been confirmed.

Table 1: 1970 Historical Tonnage Estimates by Ursel - Roche Bay Magnetite Project

[7] Underhill, D H, and Cox, C B, 1981. Borealis: The Geology and Feasibility of Its Magnetite Deposits in the Canadian Arctic.

[8] JORC, 2004. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code). Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), effective 17 December.

[9] National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Area	Approximate Length ft (m)	Average Width Ft (m)	Tons per Vertical ft
A (Alder)	4,400 (1341.1)	435 (132.6)	182,000
B	6,000 (1828.8)	520 (158.5)	297,000
C	14,000 (4,267.2)	400 (121.9)	533,000
D	5,000 (1,524.0)	410 (125)	195,000
E	2,700 (823.0)	410 (125)	105,000

Table 2: 1984 Tonnages Estimated by Underhill - Roche Bay Magnetite Project

Area	Tonnage
A (Adler)	158,000,000
B	309,000,000
C	426,000,000
D	160,000,000
E	86,000,000
Total	1,139,000,000

GEOLOGICAL SETTING

The geological setting description of the Roche Bay Magnetite deposit has been provided directly from reports by Van Evendingen (1982)[10], Ford (1982)[11] and Harper (1984).

Regional Geology

The east-central portion of the Melville Peninsula is underlain by Precambrian rocks of the Churchill Structural Province in the interior, and Phanerozoic strata along the coast and eastward across the Foxe Basin. The regional geology of the Melville Peninsula is illustrated on Figure 2.

The Precambrian rocks are predominantly Archean and Aphebian granitoids (both massive and folidated) with narrow elongated belts of Archean supracrustals cutting across the peninsula in a northeast direction, which is concordant with the main structural grain in this part of the Canadian Shield. These belts consist of a suite of rocks known as the Prince Albert Group which consist of a sequence of Aphebian (early Proterozoic) or Archean metamorphosed sedimentary and volcanic rock (greenstones) exposed mainly in two belts on the Melville Peninsula and one belt southwest of Committee Bay. Subsequent work has shown these rocks to be Archean. The rocks are predominantly metavolcanics, which vary in composition from dark-coloured basaltic rocks through intermediate dacite to light-coloured rhyolite.

Three phases of diabasic dyke rocks are present, ranging in age from possible Archean to Upper Proterozoic.

The Phanerozoic rocks consist of Cambrian-Ordovician massive micritic limestone, sandstone, dolomite and dolomitic limestone.

10 Van Evendingen, D, 1982. August 29, 1982 Report. Borealis Exploration Limited, 48pp

11 Ford, D C, 1982. Geological Evaluation of the Roche bay Magnetite Formation: Adler Deposit. Borealis Exploration Limited, pp48.

Local Geology

The local geology of the iron deposits for the Roche Bay Magnetite Project has been described by Ursel (1968, 1969 and 1970), van Evendingen (1982), Ford (1982) and Harper (1984) and is provided as follows. The Roche Bay Magnetite Project lies in the Churchill Province of the Canadian Shield on the Melville Peninsula as illustrated on Figure 2. Roche Bay formations represent upper greenschist to lower amphibolite facies, and have undergone extensive metamorphism at temperatures between 500°C and 700°C. The age of these rocks has been determined to be in the range of 1,580 to 2,900

Figure 2 – Regional Geology



PSs
Agn
Ps
Igloolik
Hall Beach
Kugiaruk
Repulse Bay
FOXE
BAS

million years before present. Two periods of folding have occurred, one with a northwest-southeast axis, and the other with a northeast- southwest axis (Ford, 1982).

The Roche Bay Magnetite Project encompasses five deposits of Algoma type Banded Iron Formation which have been labelled Areas A or Adler, B, C, D and E. These deposits are generally characterized by alternate bands of magnetite and silica, ranging in thickness from one m in thickness, down to one millimetre and with strike lengths 2,700 ft to 14,000 ft and 400 ft to 520 ft wide (Ursel, 1970). No current local geology maps have been completed for the property. Two historical maps illustrated in Ford, (1982) and in Ursel (1970) show the typical local geology that has been previously recorded.

In general, the local mapping and comparisons to regional geology for the Roche Bay Magnetite Project have been completed by Ford (1982) and is described as follows.

"Metasedimentary and metavolcanic rocks now appearing as chlorite schist, iron formation, metaandesite, biotite schist, metarhyodacite and metarhyolite were deposited on a basement of previously existing, partially granitized paragneiss. These units were formed more or less contemporaneously, excepting the chlorite schist which may have been an earlier flow rock. Present theory holds that the environment was that of a shallow sea and that the iron formation was precipitated chemically, with the original chert having been recrystallized as quartzite. Some features such as slumping are still recognizable within the iron formation. The metavolcanic rocks were originally felsic volcanics flows contemporaneous with the iron formation. Their local variations could be the result of variations within one eruption or in different periods of eruptions. No recognizable vent areas were observed. Some of the felsic volcanic rocks appear to have formed as pyroclastic, ashfall deposits. Metagabbroic rocks, forming as a gabbroic intrusion, subsequently intruded into the area picking up inclusions of the iron formation. Often associated with and thought to be contemporaneous with the gabbro is the metabasaltic unit. It forms sills that follow regional bedding. The basalt probably came from the same parent material as the gabbro. As this whole assemblage, possibly with the exception of the chlorite schist and the gneiss, is thought to have formed under water, pillow structures within the basalt would be expected however none were observed. A border phase of amphibolite is seen near or in contact with the gabbro. A quartz diorite has formed bodies, possibly plugs, within the gabbro. Metamorphism and regional tectonism probably caused the intrusion of the gabbro and associated units. The metamorphic grade appears to be upper green schist to lower amphibolite facies (biotite-muscovite to cordierite almandine zone). It appears that all units were turned on end and isoclinally folded. A series of steeply dipping faults cut the now vertical beds. Uplift and erosion have removed evidence of fold hinges. Possibly, Paleozoic limestones and dolomites were deposited in the map area as elsewhere; however, erosion has removed this cover. Finally, glaciation produced the present topography."

Lithology

The lithology of the Roche Bay Magnetite Project has been based on reports by Ford (1982) and Harper (1982) and is reproduced as follows.

Granitic Gneiss

This rock type is a member of the Amitioke Gneiss Complex, which contains units that are both older and younger than the Prince Albert Group.

In and around the mapped areas, the rocks encountered are medium to coarse-grained, well foliated gneisses of granitic composition. They are tan, grey, or reddish on weathered surface and generally pink, white, or grey/black on fresh surface. Quartz, potash (K), feldspar, and biotite are the essential minerals, with chlorite and epidote as accessories. Occasionally, mafia-rich phases up to a few metres thick are encountered. Prince Albert Group rocks are metamorphosed to amphibolite grade, and it is assumed that the surrounding granitic rocks have undergone the same metamorphism.

This unit is in contact with the eastern edge of the Prince Albert Group in the study area. The foliation is parallel to the regional trend of 35° and the observed dips are always to the east, Contacts are sharp, and probably at least partially faulted, for example, on the east flank of the C deposit.

Chlorite-Tremolite Serpentine Schist

This rock unit is medium to coarse-grained and light green in colour. It weathers recessively and the weathered surface is also a light green colour. The mineralogy appears to be entirely chlorite, tremolite, and serpentine, which have replaced the original minerals. The protolith for this rock would be an ultramafic volcanics containing abundant olivine and pyroxene. Southwest of Committee Bay, these rocks exhibit relict spinifex texture, but this texture is absent in the lavas to the east and is rare on the west side of the peninsula. It is likely that the high metamorphic grade has eliminated the evidence.

In the north part of the study area from 1982 (Areas A and B), this unit is found in thin bands (usually less than 5 m in thickness) bordering the western limit of the basaltic unit. In Area C, they are restricted to the east and west flanks of the deposit, and the units are thicker, often reaching up to 25 m.

Talc-Chlorite Schist

This unit is also representative of the ultramafic lavas in the region. The rock is a very light green colour, medium-grained, and very soft. This rock is probably a result of further alteration on the chlorite-tremolite schist, where talc replaced both serpentine and tremolite. This particular rock type is restricted to the east and west margins of the Prince Albert Group, as is the chlorite- tremolite schist.

It was observed during the 1982 mapping on the western part of the C grid between 40N and 44N, this unit has been extensively brecciated. The brecciation (up to 30 fractures per metre) has been healed by aphanitic veins of pink material, which are probably aplitic dykes. The fractures and angles of intersection are quite regular, suggesting that healed joint sets are responsible for the brecciated appearance.

Quartzite

The quartzite is a grey-coloured rock with a grey-brown weathered surface. It is medium-grained and generally monomineralic. Occasionally, a few flakes of mica are present, defining the original bedding. This rock type is invariably associated with quartz-mica schist, either in abrupt contact, interbedded, or transitional. When interbedded, the individual members are often approximately 3-5 cm thick. This creates a striking pattern in outcrop, where the schist weathers recessively in comparison with the quartzite and also weathers to a rusty salmon pink colour (due to the micas).

The protolith here is quartz arenite, a clastic sediment, which would be indicative of a shallower marine environment than the argillite or iron formation sediments.

This unit and the quartz-mica schist flank the main zone of iron formation at Areas A and B Together with ultramafic volcanics, they mark the eastern limit of the Prince Albert Group in Area C. At the western margin, they are again associated with ultramafics and are also occasionally mixed with basalt and iron formation.

Quartz-Mica Schist

These are composed almost entirely of quartz and biotite with accessory muscovite. The rock is white and dark grey on fresh surface, with the entire rock becoming darker with increasing biotite content (which can range from 5 to 35%). It often contains bands rich in almandine gamete (up to 0.5 cm). It has a salmon-rusty weathering surface similar in colour to the weathered metabasalt. However, the fresh surface shows well laminated quartz bands, 5 mm in thickness, alternating with 1-2 mm thick biotite bands. This unit is invariably found associated with quartzite and, with decreasing micaceous content, the two are gradational.

The protolith for this rock type would be either greywacke or pelite, depending on the biotite content. These rocks would be deposited in deeper water than quartzite. Alternating quartzite and schist may indicate rapid fluctuation in the water depth caused by transgressive and regressive sequences. Like the quartzite, this unit flank Area A and B, and it has a strongly developed foliation, which is parallel to the regional trend. Further south, this unit (plus quartzite and ultramafic volcanics) form the eastern and western margins of the Prince Albert Group, but it is also occasionally mixed with the basalt and iron formation near the western margin.

Metabasalt

This rock is dark green in colour and is relatively fresh at surface. It is generally massive or poorly foliated with variable grain size. Individual crystals may be up to 1 cm, but this is rare.

Commonly, crystals are 2-3 mm in size. The essential constituents of the rock are the ferromagnesian minerals (amphibole, pyroxene, and biotite), which comprise 50-70% of the total. Plagioclase feldspar (20-35%) and quartz (never more than 15%) are the other essential minerals. In addition to these, other amphiboles are also quite common, with actinolite (plus tremolite) and grunerite being dominant. Chlorite is often present, after pyroxene and hornblende. Frequently, the plagioclase shows partial alteration to clay minerals. Pyrite and pyrrhotite are the most common sulphides, and they are usually disseminated rather than in veinlets or stringers. Carbonate-rich veins are generally found near contacts. They are often irregularly shaped, showing pinch and swell structures, and they weather recessively to a light brown colour. The volcanic (greenstones) are quite resistant to weathering and form prominent knolls, ridges, and scarps. Volcanic structures are virtually absent, probably destroyed by the high degree of metamorphism. Rather poor examples of pillows were noted in the mapping from 1982 in a few widely separated locales, and there are several examples of what appear to be flow foliations, running parallel to the regional strike.

This unit is in part contemporaneous with the iron formation deposition, and bands of iron formation are commonly found in a thicker basaltic sequence. Close to the iron formation contacts, the basalt often contains euhedral magnetite crystals.

Other workers in the area, as described in the Harper (1984) report, have proposed that this unit is principally a gabbro that has intruded this region as a sill-like body plus minor basaltic

components. Also in Harper (1984) are opinions describing cross-cutting relationships outside the study area in 1982 and the crystal size, inclusions of iron formation, and abruptness of contacts.

Argillite

The argillite is a black, detrital clastic rock found only in thin beds and lenses. Weathered surfaces have rusty stains and, despite the local metamorphic grade, the rock is still aphanitic (although small crystals of mica can be observed). Owing to its well-bedded occurrence, it fractures in rectangular blocks. This rock is intimately associated with the iron formation. The black colour, rusty weathering, and peculiar fracture pattern are all characteristic of the iron formation as well. On weathered surface, the two rock types appear very similar, and a fresh surface must be examined to ensure correct identification.

Granodiorite

Lenses of grey-white, massive unfoliated granodiorite are occasionally found on the west side of the study area, adjacent to the basalts and intruding into quartzites and quartz-mica schists. The age of this unit is uncertain, but it appears to be relatively unchanged from its protolith (an igneous plutonic rock), which has been injected as a sill. The mineral composition is 25% quartz, 40% plagioclase feldspar, 20% potassium feldspar, and 15% biotite.

Structure

The structure of the Roche Bay area is based on reports by Harper (1984) and is described as follows.

The Melville Peninsula is dominated by a northeast regional trend. Several sub-parallel belts of the Prince Albert Group illustrate this trend. Archean greenstone belts have a linear plan and are basin-shaped in a mass of quartzo-feldspathic gneisses. The granitic plutons commonly border and intrude the Archean greenstone belts creating an irregular, local accurate border in detail, although regionally it resembles a broadly linear structure.

Two phases of folding appear to have influenced the Melville Peninsula. The earliest folds (F1) trend NW-SE and plunge steeply (direction of plunge was not stated), ranging in size up to outcrop scale. The associated schistosity (S1) is well developed and is parallel to the planes of flattening of the pillows in metavolcanic rocks. The younger tight isoclinal moderate-to-steep plunging folds (F2) dominate the map pattern and are delineated by the NE-SW trend of the Prince Albert Group. The S2 schistosity is parallel to the axial planes, which are almost vertical.

The two belts of the Prince Albert Group on the east and west sides of the Melville Peninsula show vergence to the southwest. It is believed that this defines a peninsula-wide fold, the nose of which was destroyed by granitic intrusion and mineralization. Another large scale fold may be present in the central portion of the peninsula, where the two Prince Albert belts on the east side of the peninsula converge and thicken appreciably.

In the mapped grid areas, the outcrop pattern shows the regional NE-SW trend with nearly vertical dips and foliations. Occasionally, the dip angles vary from near-vertical down to 60° - 70° (direction of dip not stated in report). Many faults and folds are present, but the vertically dipping nature of the bedding and foliation made structural interpretation difficult.

Locally, the faulting can be divided into two major groups depending on trend:

1. NE-SW faults with an average trend of 30° to 40° (no dip direction stated in report). The fault planes are parallel to the regional strike and are generally vertical. Relative motion is impossible to assess, but in proximity to these faults the local rock units are more sheared and finer-grained.

2. NW-SE trending faults averaging 1,200 m in length. Both sinistral and dextral strike-slip faults are present, and just south of Area C an offset of up to 800 m can be noted in the Prince Albert Group. The north end of the Area A terminates against one of these faults.

Small-scale faulting (up to 1 m) was observed by Harper (1984) in slump structures within the iron formation. This faulting was reported as syndepositional, occurring while the iron formation was still capable of soft sediment deformation.

It was reported by Harper (1984) that, locally, large-scale folding is absent on Area A, as all the units follow the regional strike pattern. On Areas A and B, a large-scale fold nose (50 inches) is present on the base line at line 36+00N. Here, the iron formation is folded about vertically dipping hinge lines, forming a 35° trending antiform-synform fold pair. It has been described by Harper that this is a large-scale drag fold, as a cross-cutting 50° trending strike-slip fault passes through this fold structure.

Small-scale folding (on the order of a few centimetres) is abundant within the iron formation, and with its alternating black and white bands, it is an ideal rock type to illustrate this small-scale folding. This type of folding is best developed at the north end of Area A. The folds are probably a result of soft sediment deformation (slumping). Chevron and isoclinal folding on the same scale probably represent the regional fold pattern. Occasionally, three phases of folding can be noted at the outcrop scale (Harper, 1984).

EXPLORATION

The exploration activities that have been completed on the Roche Bay Magnetite Project are divided into historical (1968 to 1983) and recent (2006). In general, initial exploration consisted of surface and air geophysical surveys, surface mapping and sampling, trenching and drilling in 1982. Drill core and surface samples from the historical exploration programs were metallurgically tested to determine iron content, and liberation and concentration methods. The recent exploration programs completed in 2006 consisted of an air geophysical survey, confirmation mapping (Bosman, 2006a)[12], shallow drilling and metallurgical testing of 2006 core and historic core (Mcken, 2007)[13].

Historical Exploration

Details on the historical exploration and geophysics programs completed from 1968 to 1982 are summarized by Harper (1984) as follows.

1968-1970 Programs

12 Bosman, H J, 2006a. Report on Geological Fieldwork conducted during a 5 week period July 2006 to August.

13 Mcken, A, 2007. An Investigation into the Beneficiation Characteristics of Samples From the Roche Bay Deposit Interim Report, SGS Lakefield Research Ltd., 9 February.

The initial exploration target in the region focussed on the iron formation deposits discovered by the Geological Survey of Canada during a reconnaissance program.

Exploration activities began in 1968 with the acquisition of permits covering the Roche Bay Magnetite deposit in what was then the Northwest Territory, now Nunavut Territory by Borealis. Borealis was Roche Bay's direct predecessor corporation and was incorporated as a Canadian Dominion Chartered Company on August 26, 1968 (Ashley et. al., 1985)[14].

On March 22, 1968, five prospecting permits were issued in the Districts of Franklin and Mackenzie. Borealis then commenced its first field program. Ursel was commissioned to conduct an exploration program on the Roche Bay Magnetite Deposit on behalf of Borealis. This exploration program by Ursel consisted of reconnaissance surface geological mapping, limited ground and airborne magnetometer and sample collection. Ursel discovered the East Melville Peninsula Iron Formation (Roche Bay) totalled which had a strike length of approximately 30 miles. This was later narrowed down to four zones (Areas A B, C, and D) each approximately 400 ft wide and 4,000 ft in length. Ursel also discovered the West Melville Peninsula magnetite and hematite iron formation which they estimated had a strike length of 15,000 ft and a width of 250 to 1,200 ft. From this initial field program, Ursel justified an expansion of the field program. In 1969, a second field program was conducted by Ursel. This field program consisted of collection of five-ton bulk sample of iron formation, mapping and magnetometer surveys. This program expanded the known deposit and additional claims were staked on behalf of Borealis.

Additional Area E iron formation was also identified during the 1969 field season. The 1969 program confirmed the work done in 1968 and provided better documentation of the West Melville iron formation with extensive mapping and sampling. Roche Bay was identified as a natural harbour with 60 foot depth.

The exploration program continued in 1970 and was the final year for the prospecting permit areas. To retain this area, Ursel staked a total of 122 claims. In addition to geological mapping, a geophysical survey was conducted over the areas of interest.

Tonnage estimates by Ursel (1968, 1969 and 1970) for the five iron formation areas were based only on surface mapping and are summarized in the section titled "HISTORY" above.

1982 Program

Scott Ortech Mining Ltd. was awarded a contract to prepare a preliminary feasibility study on the Borealis Roche Bay Magnetite Project. The study was limited to the Areas A (Adler) and B because they were closest to the tidewater and would require less infrastructure than the more distant deposits. The data used to generate this report was not based on diamond drilling or detailed mapping of the deposit areas. Therefore, the primary objective of the 1982 field season was to substantiate the assumptions made in the Scott Ortech study by obtaining additional data on Areas A (Adler) and B. The 1982 program had the following objectives:

a) to define the local geology of Areas A and B by means of surface mapping, diamond drilling, and geophysics;

[14] Ashley, R and Nikhanj, J, 1985. Borealis Exploration Limited Assessment Report for Mining Leases 2952 and 2953, 1982, Diamond Drilling, 193pp.

b) to obtain bulk samples of the ore for milling and metallurgical testing;

c) to examine the potential for other mineralization in the immediate vicinity of the iron formations; and

d) to evaluate in a preliminary sense the potential of the C deposit.

By the end of the 1982 field season, it was clear that Area C had the highest grade of the three deposits, and was wider and larger than earlier estimated.

A drill program consisting of 3,214 m (10,542 ft) of BQ core was drilled by Midwest Drilling of Winnipeg, Manitoba. The historical drill hole locations are referenced on a local grid used in1982. A summary of drill data and major iron formation intersections is given in Section titled "DRILLING" and the historic plans are illustrated on Figure 3. The original drill hole collars, based on the local grid, were converted to a standard UTM (NAD 27) system. Two holes from the 1982 drilling program were found in the 2006 field program and surveyed using a hand held GPS with the details in Section titled "2006 Exploration Program" below. These two holes were used as the reference points to shift the drill holes to the NAD 27 system. The confidence of the drill hole locations is low and additional fieldwork is required to increase the confidence.

2006 Exploration Program

The 2006 Exploration Program was described using reports from Roche Bay's consulting geologist Hendrik Bosman (Bosman, 2006b)[15], airborne geophysical survey (Goldak, 2006) and observations from the site visit conducted by Paul Palmer of Golder on October 15, 2006. The 2006 exploration programs consisted of an airborne high resolution magnetic gradiometer geophysical survey, confirmation mapping of the bedrock outcrop with the geophysical survey, subsurface drilling and sampling collection from current drilling and historic drilling for metallurgical testing.

MINERALIZATION

The Roche Bay Magnetite Deposits is a BIF that occurs in linear deposits in a belt of steeply dipping folded and faulted volcanics and sediments of Archean age. Several iron formations have been defined on the Roche Bay Magnetite Project with the majority of the exploration concentrated on Areas A (Adler), B and C with minor exploration concentrated on Areas D and E. The approximate dimensions of each zone were defined by Ursel (1970) and were provided in Table 1 previously.

Based on surface mapping and limited drilling of these zones, the dip of the iron zone has been defined as vertical and sub-vertical (Bosman, 2006a). Therefore, based on this assumption, it is expected that the deposits may extend to considerable depth but this has not been confirmed by drilling. The iron zone widths vary from less than 30 m to more than 158 m, with overall magnetite content between 25 and 35% (Ursel, 1970 and Harper, 1984). These units pinch and swell, and multiple layers are present. The layers are alternating iron-rich (magnetite) and iron depleted (silica) bands of up to 20 m thick (averaging 2-5 m).

---

15 Bosman, H J, 2006b. Roche Bay Drill Planning Aug-Dec.

Sulphide mineralization (percentages unknown) has been reported in some areas of the BIF (core and outcrops) and is dominated by pyrite and pyrrhotite with traces of chalcopyrite and arsenopyrite (van Huyssteen and Lakshmanan, 1984)[16]. Additionally, the presence of trace amounts of silver and gold have also been identified. Testing of samples by the Ontario Research Foundation (van Huyssteen and Lakshmanan, 1984) identified detectable gold values occurring in layers which were poor in magnetite and rich in sulphides and iron-bearing silicates.

Figure 3: 1982 Approximate Drill Hole Locations


Roche Bay Magnetite Project
Historical Drilling on 2006 on Total Magnetic Field Survey
Areas A & B
1982 Drill Holes
Area C
2006 Drill Holes
N
REFERENCE
425000
427500
430000
432500

[16] Van Huyssteen, E, Lakshmanan, V I, 1984. Mineralogical Evaluation of Samples from Borealis Prospect Final Report, Ontario Research Foundation, 16 January.

The gold and silver values in the non-magnetics were found to be amenable to concentration by flotation. However, much variability in the ore was noted and, generally, the concentrate assays were low (<0.1 oz/ton Au) according to Melnbardis and Lakshmanan, 1983[17].

DRILLING

Historical Drilling Programs

From July 23 to September 8, 1982, 3,214 m (10,542 ft) of BQ core was drilled by Midwest Drilling of Winnipeg, Manitoba. The aim of the diamond drilling program was to determine the grade of iron down hole as well as its consistency along strike. The drill holes were collared systematically along mineralized zones of the Areas A and B. One hole, C82-1, was collared within a mineralized section of Area C. The selection of drill targets was based upon the results of surface geologic mapping in conjunction with magnetometer data.

The historical drill hole locations were referenced on a local grid used in 1982. The detail of the conversion from the local grid to present day AMG coordinates has been lost and therefore it is difficult to accurately locate these holes. Illustrated on Figure 3 was an attempt to locate the historical drill holes to the current grid system. The confidence of the actual collar locations is low. Additional fieldwork to locate these holes or re-establish drill grid is required.

The core from the 1982 drilling program was sent to the Ontario Research Foundation (Melnbardis and Lakshmanan,1983) for acid soluble iron content testing, Davis Tube testing and gold/silver testing. A total of 1,439 samples (representing 2,218 m of core) were provided from Borealis for this test work. The typical sample interval length tested was either 1.5 or 3.0 m of split core. All samples were tested for acid soluble iron content. The acid soluble content of the samples ranged between 10% to 40% iron.

In order to reduce the number of Davis Tube tests, Borealis staff selected 966 samples (representing 1,454 m of core) and combined them to make 84 composited samples for drill holes 82-1 to 82.4, 82-9 to 82-15 and 82-C1. The composited sample lengths were between 8 to 60 m long with and average length of 21 m. An additional 10 composited samples were tested from drill holes 82-5 to 82-8. The Davis Tube composited samples were ground to -74 µm before testing. The average acid soluble iron percentage from the DT composited samples ranged between 14.3% and 37.1% iron. The magnetic iron concentrates produced from the composited samples ranged between 65.3% and 70.7% iron. Dividing up the Davis Tube (DT) test results by deposit Area indicates that:

- Area A - DT mean Fe % ranges between 67.9% and 69% iron and mean recoveries between 68.6% and 94.4%;
- Area B - DT mean Fe % ranges between 67.6% and 71.1% iron and mean recoveries between 79.5% and 94.2%; and
- Area C - DT mean Fe % is 67.3% and mean recovery is 89.7%.

[17] Melnbardis, J, Lakshmanan, V I, 1983. Report No ES/MP-75222-83 Drill Core Evaluation Tests Phase 1, Ontario Research Foundation, 9 September.

During the site visit conducted by Golder, a general inspection of the core storage facilities was completed. The 1982 core is stored both on the ground and on rebar/wooden racks and was not catalogued by Roche Bay at the time of the site visit. The remaining core is split and is labelled with metal tags. The core is also not stored in order with core trays from the same bore hole stored in several locations.

2006 Drilling Program

Three AWX bore holes were completed between September and October, 2006 for a total length of 53.94 m. The approximate locations of the three boreholes (CW001, CW003 and CW005) are illustrated on Figure 3. The objective of the 2006 drilling program was to collect shallow cored samples from Area C for metallurgical testing.

No detailed lithological logs were completed on the 2006 drill holes because their main purpose was for metallurgical testing. A visual inspection of the recovered core was completed by Bosman (2006a) and identified three distinct combinations of iron and siliceous banding. The ratios of siliceous bands to iron bands were 65%:35%, 50%:50% and 25%:75%.

The samples collected from the 2006 drilling program were combined with C82-1 to create a single batch sample. The core (53.94 m) from the 2006 drilling program was combined with 163 m of split core from C82-1 (0 to 163 m) to create the "Batch 1" sample. The Batch 1 sample was submitted with four other batch samples (Batches 2 to 5) to SGS facility in December 2006 for sample preparation, x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability and Fe beneficiation (Coarse Cobbing and DT) testing.

The Fe % from x-ray whole rock analysis from Batch 1 was 32.9% Fe. The results from the recoverable magnetic Fe testing (Satmagan testing) showed that only 88.5% of the Fe or 29.1% Fe was recoverable. The other four batch samples showed similar results (11.5 to 31% Fe and 50.7 to 94.3 % recoveries) which indicates that whole rock x-ray analysis method has limitations for providing % Fe as an assaying technique for the Roche Bay Magnetite deposits (McKen, 2007).

The grindability testing (SPI – Sag Power Index) completed by SGS in order to determine Crusher Index, SPI time and hardness percentile were compared to the SGS SPI database. Results indicated that there was a fairly low variability in the sampling due to the use of composited samples (McKen, 2007). SGS recommended that a better representation of the hardness profile would be obtained by testing samples which represented smaller blocks.

Coarse cobbing testing was completed on all batch samples in order to investigate dry magnetic concentration and gangue rejection. The results from Batch 1 were 41.1% Fe and 32.6 to 37.8% Fe for Batches 2 to 5. It was also noted that the sulphur content increased with cobbing which was attributed to the presence of ferro-magnetic pyrrhotite in the samples tested. The coarse cobbing results and recommendations by SGS indicated that it was an effective method and should be considered in the design to reject coarse gangue and minimise grinding costs (McKen, 2007).

The DT testing completed on the batches was done at two grinds (-74 μm and -38 μm) in order to evaluate the effect of grind on Fe concentrate quality. The results of the testing for Batch 1 indicated that the DT Fe % is 66.0% and recovery is 88.3% for -74 μm and DT Fe % is 69% and recovery is 87.9% for -38 μm. The S % for both grinds is 0.64% S and 0.63% S, respectively. The DT Fe % for Batches 2 to 5 are between 62% Fe and 69.2% Fe and the recoveries are between 51.4% and 92%.

In general, the lower grade samples (Batches 2 and 4) showed the lowest Fe % recovery but are still comparable with DT Fe % that are ranging between 62.0 and 66.4% Fe (depending on the grind). It was also noted that the S % was higher in the lower grade samples (1.9% S to 3.59% S) when compared to the higher grade samples (0.36% S to 0.64% S). The SiO2% is between 7.11% and 10.1% for the -74 µm grind and the SiO2% is between 3.06% and 6.49% for the -38 µm for all five batches.

Additional testing of the batch samples is ongoing at SGS including flotation testing to reduce sulphides and silica gangue and complete flowsheet testing based on final operating parameters.

SAMPLE METHOD AND APPROACH

Historical Samples

The sampling method that has been employed on the Roche Bay Magnetite Project has been a combination of grab and bulk surface samples and composited drill core samples for metallurgical testing.

Details of the sample location, length and volume size for grab and bulk samples were not provided in the majority of the historic reports. The testing details for the 1982 core samples was provided by the Ontario Research Foundation (Melnbardis and Lakshmanan, 1983) and included the following methods and approach:

- Received 1,439 split BQ size core samples with the remaining half core retained on the Roche Bay Magnetite Project site;

- Of the 1,439 samples, the first 699 samples were treated separately and the remaining 740 samples were combined to create 370 combined samples. Therefore, a total of 1,069 samples were jaw crushed and then roller crushed to -7 mm (-3 mesh). The samples were then put through a riffle to obtain a representative fraction and pulverized and screened to -74 µm. A representative sample was submitted for the acid soluble iron assay;

- The remaining portions of the -74 µm samples were combined to create a total of 94 composited Davis Tube samples. The composited sample lengths were between 8 to 60 m long with and average length of 21 m. Iron assay % grades were determined for the head (feed), magnetic material and the tails including the concentrated weight percent of the feed;

- The DT non magnetic tails were also testing for gold and silver; and

- Multi-element whole rock analysis was completed on every tenth DT tail sample in order to determine deleterious elements.

2006 Samples

The 2006 sampling approach used for the 3 AWX drill holes included combining all 3 drill holes into a single composited batch sample using the entire core lengths. The 3 drill holes combined were equal to a total length of 53.94 m. The AWX composited sample was then combined with 163 m of core from 82-C1 (0 to 163 m) to complete the Batch 1 sample. Batch 1 was considered the "low grade" BIF sample from Areas C and Batch 2 (82-C1 – 163 m to 315 m) was considered the "high grade" BIF sample from

Area C. Roche Bay staff created the batch samples on site and shipped the samples to SGS Mineral Services (SGS) metallurgical testing facility in Lakefield, Ontario.

All testing on the 2006 core was completed by SGS and included a total of five batch samples, Batches 1 and 2 from Area C and Batches 3 to 5 from Area A. Sample preparation was completed by SGS and consisted of crushing, grinding and pulverizing samples to -200 and -38 µm followed by whole rock analysis.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Historical Samples

Sample preparation and analyses for historical grab, bulk and core samples was completed at the various testing labs through 1968 to 1984. Most historical reports detail the standard sample preparations and analysis completed. There was no indication in the reports of the status of the samples tested. It can only be assumed that any remaining samples tested between 1968 and 1984 have been discarded. However, split drill core samples remain on site which could be used for confirmation testing of historical samples tested.

2006 Samples

The sample preparation and analyses of the 2006 drill core samples was reviewed by Golder during the January 8, 2007 site visit to the SGS testing facility. Five batch samples were provided to SGS for testing. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing. The preparation flowsheet for the five batch samples are illustrated on Figure 4. Testing procedures for the Satmagan and DT testing were provided by SGS (SGS, 2007) and are summarized as follows.

Satmagan Test

The Satmagan testing uses a sample preparation procedure with samples pulverized to -388 µm (-48 mesh to - 140µm (-100 mesh). Excessive pulverizing of a sample should be avoided. Samples are tested dry in order to obtain a proper weight percentage. Samples are only used once for testing.

DT Test

The DT is used primarily as an analytical instrument for the determination of the magnetic content of a pulp sample.

Sample Preparation

- Stage crush each sample to -864 µm (-20 mesh) in size;

- Split out 100 grams and transfer to a clean, dry porcelain pebble mill (Abbé-mill) containing 10 pounds of flint pebbles;

- Grind dry for the desired time; usually a series of grinds for 4, 8, 16, 32 and 64 minutes each are carried out;

• Empty the mill on a 5 mm (-4 mesh) screen to separate the pebbles from the ground sample. Brush the pebbles to ensure all the sample is collected; and

Figure 4: 2007 Batch Sample Preparation Flowsheet (McKen, 2007)


5 Samples (Batch 1 to 5)
Select Uncrushed Sample for SPI
30 kg
SPI
Crush Core at ~1-1/4"
Store Reminder
100 kg
Test Charges 3 x 10 kg
30 kg
Stage-crush to 1/2"
Store Reminder
Stage-crush to 6 mesh
20 kg
BWI
Stage-crush to 10 mesh
Head Assays Fe_3O_4, WRA, S
30 kg
Test Charges 10 x 2 kg 1 x 10 kg

- Transfer the sample to a mixing cloth, mix well and remove 10.0 grams of material by scoop sampling.

DT Operation

- Turn on current to the magnets. A reading of 2 amperes should appear on the ammeter;
- Clamp the discharge hose at the lower end of the tube;
- Fill the tube with water to about 1 inch above the level of the water inlet orifice;
- Carefully introduce the 10.0 gram sample into the top end of the tube;
- Insert the rubber stopper in the top of the tube;
- Turn on the power to commence agitation of the tube. Agitate slowly at first;
- Open the water supply and remove the discharge hose clamp. A standard water flowrate is 1,000 mL/min;
- Increase the tube agitation to 100 strokes per minute. Operate for 4 minutes;
- At completion of the test, place a clean porcelain pan under the tube discharge hose and then switch off the current to the magnets;
- Operate the tube for about 30 seconds with no magnet current to ensure complete collection of the magnetic fraction from the tube;
- Stop the tube, clamp the discharge hose, allow the tube to fill with water to the original starting level, turn off the water supply, and stopper the tube;
- Allow the concentrate to settle, then carefully decant the excess water;
- Dry and weigh the concentrate and prepare for assay; and
- DT non-magnetics may be collected if requested by placing a suitable container under the discharge end of the tube.

DATA VERIFICATION

Historical Data Verification

The historical data verification has generally been a review and summary of the historical reports that were generated from 1968-1970 and 1982 to 1984 which included the field program reports, geological reports, drill logs and metallurgical testing reports. Golder did not collect any independent samples or survey historical collars as part of their review.

Golder conducted a site visit on October 15, 2006 and reviewed the split core remaining on site from the 1982 drilling program. Additionally, GPS collar surveys of two historical drill collars (82-4 and 82-12)

were collected by Roche Bay staff during the 2006 field program. It has not be conclusively determined if these are the correct collars since no collar identification markers were placed on the 1982 drill collars.

Historical mineral resource estimates have also not been verified by Golder since the original calculations were not available. These historical mineral resources can not be considered current mineral resources.

2006 Data Verification

The 2006 data verification review that has been conducted by Golder is based on the October 15, 2006 site visit to the property and the January 8, 2007 site visit to the SGS metallurgical testing facility and the review of reports completed from the 2006 field programs. The reports review include the airborne geophysical survey (Goldak, 2006)[18], the mapping and drilling program(Bosman, 2006a) and the metallurgical testing (Mcken, 2007).

As part of these site visits, Golder observed the 2006 drilling conditions including set-up, core recovery, core storage and metallurgical testing of core samples from the 2006 and 1982 drilling programs.

The field programs conducted in 2006, including the airborne high resolution magnetic gradiometer geophysical survey, bedrock confirmation mapping and drilling, are sufficient only to confirm the occurrence of BIF in Areas A, B and C (Bosman, 2006a and Goldak, 2006). The metallurgical testing of drill core samples form Areas A and C have shown effective concentration and recovery can be achieved by crushing and magnetic separation (Mcken, 2007). Additional drilling data, metallurgical testing and the development of a data collection quality control and quality assurance program is required to provide sufficient information to enable a mineral resource to be estimated for the Roche Bay Magnetite Project.

MINERAL PROCESSING AND METALLURGICAL TESTING

Historical Mineral Processing and Metallurgical Testing

Mineral processing and metallurgical testing have been completed on grab, trench, bulk and drill core samples from the Roche Bay Magnetite property from the 1968 to 1970, 1982 and 1983 field programs. Golder has not verified the results of the test work. This is a compilation of previous reports only and has been referenced. As such, no comment is made by Golder on the validity or the results and recommendations.

A summary of these testing programs follows:

1968 to 1971

The first reported testing of samples collected at the Roche Bay Magnetite Project was from the1968 field program which collected surface grab samples from Areas A, B and D from the eastern deposit (Roche Bay) and western deposit (Committee Bay) also called the Z iron ore zone (Area Z which is not included in the Roche Bay Magnetite Project area).

[18] Goldak, B, 2006. Technical Report on a Fixed Wing Three Gradiometer Survey of the Roche Bay East Block, Nunavut (Goldak Airbourne Surveys) June.

The laboratory testing and results from the 1968 field program were summarized in a report by Ursel (Ursel, 1968) which identified that the average Fe content from the Area A was 30%, 25% in the Area B and 27% in Area D. DT testing was also completed on the grab samples and Ursel reported that the testing produced a concentrate exceeding 65% Fe at a grind of 85% passing the -43 µm (325 mesh) with recovery on the average greater than 90%. The original sample location was not provided in the report, only which area it was from.

The 1969 testing program was based on continuous chip samples collected from intervals between 20 and 50 feet long grab samples from each of Areas A, B D and Z. Each sample was approximately 20 to 25 lbs in weight. These samples were combined to create two bulk samples totalling approximately ten tons for testing (Underhill and Cox, 1981). The exact location of these samples has not been confirmed by Golder. The 1969 testing was carried out by H.E. Neal and Associates (Neal, 1969)[19] and it was reported that the samples grades of the eastern deposits (Roche Bay) ranged between 23% and 34 %Fe and 20% and 33% magnetic iron. DT testing produced magnetite concentrates ranging between 68% and 70% soluble iron from both the eastern and western deposits when using a grind of about 85 % and 90% passing -43 µm. The samples from the eastern deposits, required from 40 to 60 seconds grinding time to produce a DT test concentrate of 67 and 68% Fe. The average recovery (both east and west) was excellent, exceeding 90%. Samples of the DT testing concentrate ran about 0.02% sulphur, and 0.018% phosphorus. It was identified at the time of the testing that simple magnetic methods of beneficiation produced a super concentrate with no flotation required. Also reported by Underhill and Cox in 1981, additional work on a ten-ton sample was done by a European group under the direction of Dr. Eberhard Theurkauf and Wolfgang Jacobs. The sample location and type of sample tested was not included in the report. The findings suggested that a satisfactory concentrate could be obtained by grinding to -61 µm (240 mesh) rather than to -43 µm (325 mesh).

1980 to 1983

In 1980, preliminary beneficiation and reduction tests were completed on a 300 kg sample from the Roche Bay deposit by the Allis-Chalmers Process Research and Test Center. The location of the sample from the deposit was not provided in the report. The purpose of the test work was to beneficiate the ore by coarse crushing and dry magnetic separation, with the resulting beneficiated ore being of a size large enough to be acceptable for direct processing in an Allis Chalmers ACCAR rotary reactor. The conclusions from the test work completed by the ACCAR process indicated a relatively low total iron content achieved by coarse beneficiation and suggested to Borealis that further beneficiation and pelletizing would be required to allow production of direct reduced iron with high enough total iron to be economic for further electric furnace processing. The reduction tests completed were very good, showing the ore was quite easy to reduce (Schumacher, 1980)[20]. The exact location of the sample used in the testing has not been able to be confirmed by Golder.

In 1980, the first bench scale test work was completed by Eriez Magnetics and demonstrated that a concentrate with a grade of at least 62% iron can be obtained utilizing a dry magnetic process after grinding the ore to -74 µm and the recovery of the iron can be reasonably expected to be 85% to 90%.

---

19 Neal, H E, 1969. Metallurgical Testwork Melville Peninsula Samples for Borealis Exploration Ltd., H. E. Neal and Associates Ltd., 31 January.

20 Schumacher, P, 1980. Preliminary Benefication and Reduction Tests on Borealis Melville Peninsula Ore Report, Allis-Chalmers Corporation - Accar Systems Process Engineering Cement, Mining and Metals Systems Division, 18 March.

The testing was based on a 100 lb sample provided by Borealis. It was also recommend by Jacob that three stages of magnetic separation and crushing would produce the best results with a minimum of crushing (Jacob, 1980). It was felt that the 62% can easily be improved to 64% iron (Underhill and Cox, 1981). The exact location of the sample used in the testing has not been able to be confirmed by Golder.

In 1981, a flowsheet program was developed by Eriez Magnetics for the dry processing of magnetite for the Roche Bay Magnetite Property. Golder did not review the flowsheet as part of his review only the general results of the program.

The program included a bulk sample that was obtained from the deposit (sample location in the report was not provided) that represented approximately five 55-gallon drums of material. This material was determined to be low-grade iron ore material by Borealis staff. Also, an additional 1,000 lbs of ore material was provided from a previous feasibility study to test as well. This material was considered high-grade iron ore material by Borealis staff. Golder was also unable to find records to determine the original sample location. The conclusions from the flowsheet program indicated that a concentrate exceeding the objective of 62% Fe can be obtained with a recovery exceeding 90%. Fine milling costs can be held to a minimum by use of staged flow- sheets. Recommendations from the report identified that a pilot plant should be installed to confirm the results of the testing on a long-term basis. Three stage crushing and milling flowsheet is recommended and cobbing is not considered necessary unless a considerable amount of ore is expected. Low grade ore would also be rejected at stage No. 1 of the flowsheet (Ross, 1982). The exact location of the samples used in the testing has not been able to be confirmed by Golder.

In 1982, an extended flowsheet program was developed by Eriez Magnetics to support work for the feasibility study being completed by Scott-Ortech. Samples were provided to Eriez Magnetics and three were used for testing with a combined weight of 2971 lbs (Bag A – 1256 lbs, Bag B – 1080 lbs and Bulk A – 635 lbs). Golder was unable to determine the original sample location. Pyrite mineralization was also identified in the Bag B sample (Ross, 1982).

The ore examined in this study and the results obtained are somewhat different than seen previously by Eriez Magnetics. Overall, only 75.6% of the available iron units were recovered. This appears to be indicative of very poor recovery. It must be remembered that pyrites are present in this ore and had not been seen previously. Microscopic examination found liberated pyrite in the tailings through the final stages of crushing. Examination of the tailings found some of weakly magnetic material. Further consideration of this material found it liberated poorly. It could also be a form of maghemite possibly oxidized from surface exposure. Screens were used for classification in the test program but air classification will be used in the plant. The wet drum test performed indicated very little upgrading could be gained. The wet drum improved the grade from 63.3% to 63.5% iron. The conclusions from this set of tests identified that a high grade concentrate, exceeding 62% iron, with recovery greater than 90% can be produced using a dry magnetic beneficiation process (Ross, 1982). The exact location of the samples used in the testing has not been able to be confirmed by Golder.

In 1983, 48 samples were DT tested in order to provide percentages of magnetite and iron by Eriez Magnetics. Golder was unable to determine the original location of the samples. The results of the testing showed that the range of iron content of the feed was between 12.8% to 35.95% and the range of iron after DT testing was between 46.43% to 71.06% with the majority of the samples above 65% iron (42 out of 48 samples) (Kolarik, 1983).

1983 Drill Core Testing – Ontario Research Foundation Phase 1 (Melnbardis and Lakshmanan, 1983)

In 1983, a series of DT tests were conducted by the Ontario Research Foundation (ORF) on a selection of composited drill core samples from the Borealis 1982 drilling program of the Roche Bay Magnetite Deposit.

Two shipments containing 1439 individual samples of split cores were received at the ORF pilot plant from Midwest Lake, Manitoba and Erie, Pennsylvania (Eriez Magnetics). These samples represented 2218 meters of core from 16 drill holes (82-1 to 82-15 and 82C-1) from the Alder (A), B and C iron ore zones of the Roche Bay Magnetite Deposit. The initial Phase 1 of testing of the drill core samples involved preparation of representative sample portions for evaluations based on acid soluble iron assays and evaluation of magnetic iron recovery from composite samples selected for DT tests. The non-magnetic DT tailings were also analysed for gold and silver and a multi elemental whole rock analysis on every tenth sample of the tailings

The samples each representing about 1.5m of the split core were prepared individually or combined into pairs for acid soluble iron assaying. Altogether, 1,069 analyses were used to evaluate the total core received. The acid soluble iron content of the assay samples generally ranged from 10 to 40% iron. Additionally, a Borealis representative selected 966 samples (representing 1,454 m of the core from drill holes 82-1 to 82-4, 82-9 to 82-15 and 82C-l) to create 84 composite samples. The composites (assaying from 14.3% to 37.1% acid soluble iron) were tested in the DT for magnetic iron recovery from feed crushed to -74 μm.

Except for the composite sample representing drill hole 82C-1 (from 19.2 to 37.2 m), the DT magnetic iron concentrates produced from the other 83 composited samples contained between 65.3% to 70.7% acid soluble iron. The 82C-1 sample assayed 56.9% acid soluble iron. The magnetic iron recovery levels attained in the 84 DT test samples varied form 35.3% to 97.9% with 61 of the samples with recoveries above 80%.

The 84 non-magnetic tailings of the DT samples were assayed for gold and silver. The gold values ranged from trace to 4.82 g/t for 36 of the 84 samples with traces of silver for 73 of the 84 samples.

The results of the testing showed an increasing trend of recovery with increasing weight recovered. Over the same range, the trend of concentrate grade against recovery was not clearly defined, but ranged in values from 67.3% to 70.3% with mean recoveries of 68.6% to 94.4%. Some of the individual composites (such as 1-4, 2-4, 3-8. and 13-2) showed low recoveries and correspondingly low weight recoveries. However, the grade of the recovered material in these tests compared favourably with those in the tests with high recoveries, indicating the possibility of non-magnetic iron in these samples. Mineralogical examination did not reveal the presence of non-magnetic iron. It appears that the low recoveries are a function of the low sample head grades with the composites in question.

1983 Ontario Research Foundation Phase 2 (Lakshmanan et al., 1983)

In 1983, the Phase 2 testing program was completed by the ORF. The purpose of the Phase 2 testing program included the following:

- Bond work index determination;
- Cobbing, dry and wet magnetic separation tests to determine grind vs. grade relationships, effect of field intensity and iron occurrence in various size fractions;

- Flotation of sulphides from magnetic concentrates;
- Pelletizing and firing of magnetic concentrates; and
- Flotation of non-magnetics to recover gold and silver.

Three samples were used for the various testing and consisted of:

- A 50 kg feed composite prepared from drill hole 82C-l core samples (C iron ore zone);
- Composite 1 which was made up of 137 individual samples from drill holes 82-1, 82-12 and 82-3 (Alder iron ore zone); and
- 60 tons of Borealis trench sample was provided from Eriez Magnetics.

The results of the metallurgical testing indicated the following:

- The Bond Work Index (BWI) was determined to be between 8.1 and 9.1. This was considered low for this type of material tested;
- The wet magnetic separation was shown to be superior to dry separation;
- The liberation by grinding to at least 100% -104 μm (150 mesh) is required to obtain concentrates greater than 62% acid soluble iron;
- The high grade concentrates (>70% acid soluble Fe) can be achieved only be regrinding to - 38 μm and separation of a lower grade concentrate;
- The Sulphur can only be removed from the magnetics to a limited extent by flotation. Final concentrate assays ranged from 0.7% to 4.0% sulphur;
- The pelletizing and firing of a magnetic concentrate was found to be an effective method for sulphur removal. Sulphur was reduced from 0.7% to 0.01% by this technique; and
- The gold and silver values in the non-magnetics were found to be amenable to concentration by flotation. However, much variability in the ore was noted, and generally the concentrate assays were low (<0.1 oz/ton Au). 1984 Ontario Research Foundation (Lakshmanan and Huyssteen, 1984)

The test work that was completed by the ORF in 1984 consisted of the following:

- Systematic mineralogical examination of selected drill cores from the Roche Bay Magnetite Deposit. Thirty-eight polished thin sections were used in the examination;
- Mineralogical evaluation of a quartz vein sample from the deposit, particularly for gold and sliver values;
- Mineralogical analysis of a limestone sample from the Melville Peninsula; and

- Mineralogical investigations of bench scale test products generated from the ORF to facilitate the choice of the best proven technique for concentration. The process products examined included sulphide flotation concentrate, "trench" material, Davis Tube magnetic concentrates and gold-rich flotation concentrates.

The results of the test work indicated the following:

- The only iron ore mineral occurring in the deposit is magnetite; no significant quantities of hematite or siderite are present;

- The magnetite occurs consistently throughout the deposit as subhedral crystals having a liberation size of 50 microns (C iron ore deposit);

- The ore consists of parallel bands of magnetite crystals in a silicate matrix;

- The main silicate minerals in the deposit are quartz, biotite and grunerite;

- The ore has been subjected to intermediate regional metamorphism as evidenced by: -the abundance of microfolds and microfaults and the mineral assemblage shows a complete lack of low grade metamorphic minerals such as stilpnomelane and minnesotaite;

- The detectable gold values occur in layers which are poor in magnetite and rich in sulphides and iron-bearing silicates;

- The gold and silver values are not associated with sulphides;

- The quartz vein sample collected from the Melville deposit did not contain any gold or silver;

- Sulphides (pyrite and pyrrhotite in particular) are the only significant impurity in this ore. No significant quantities of alkali, phosphorous or titanium bearing minerals are present;

- The sulphide content of magnetite concentrates may be effectively reduced by flotation;

- The "trench" material was found to be similar to the 82C-1 bore hole material, but contained higher amounts of amphiboles; and

- Flotation concentrates, produced by treating the non-magnetics, were found to have gold contents of up to fifty times that of the head samples.

2007 Mineral Processing and Metallurgical Testing

Drill core samples in eight containers were submitted to SGS located in Lakefield Ontario in December 2006 (McKen, 2007). These samples were combined by SGS under the direction of Roche Bay staff to create five batch samples for testing. Each batch sample was selected either from the 2006 drill core program or from the historic core stored on site from the 1982 drilling program. Batch samples 1 and 2 were selected from deposit Area C to represent visually high and low grade magnetite samples. Batch samples 3 to 5 were selected from Area A to represent visually high, medium and low grade magnetite samples. Samples selected from the 2006 drilling program were whole core samples while samples selected from the 1982 drilling program were split core samples. The details of these samples are

summarized in Table 3 including their Fe % and S % from whole rock analysis by SGS. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing. The preparation flow sheet for the five batch samples are illustrated in Figure 4 and the results of the x-ray whole rock analysis and the Satmagan magnetic iron determination testing is presented Table 4. The results of the batch testing are summarized below.

Table 3: 2007 Batch Samples Tested from Roche Bay Magnetite Project

Batch No.	Drill Hole Nos. (Interval in m)	Deposit Area	Fe%	S%
Batch 1	82-C1 (0-163 m), CW 001 (0-8.94 m), CW003 (0-23 m), CW005 (0-22 m)	C	32.9	0.40
Batch 2	82-C1 (163-315m)	C	22.8	0.70
Batch 3	82-9 (8 – 80 m)	A	32.9	0.29
Batch 4	82-9 (80 – 150 m)	A	26.3	0.50
Batch 5	82-9 (150 – 224m)	A	21.7	0.72

Table 4: 2007 Batch Samples Head Assays and Satmagan Results (McKen, 2007)

Assay	Batch-1	Batch-2	Batch-3	Batch-4	Batch-5
SiO_2 %	47.7	51.9	47.8	55.0	55.5
Al_2O_3 %	1.28	5.03	1.31	2.30	5.41
Fe_2O_3 %	47.0	32.6	47.0	37.6	31.0
MgO %	1.68	3.36	1.81	2.08	2.25
CaO %	1.83	2.50	1.08	1.69	2.08
Na_2O %	0.27	0.48	0.44	0.11	0.65
K_2O %	0.70	1.90	0.81	0.98	1.95
TiO_2 %	0.04	0.19	0.03	0.07	0.17
P_2O_5 %	0.19	0.18	0.17	0.25	0.18
MnO %	0.03	0.09	0.03	0.06	0.08
Cr_2O_3 %	0.01	0.02	0.02	0.01	0.01
V_2O_5 %	< 0.01	0.01	< 0.01	< 0.01	< 0.01
LOI %	-0.58	0.49	-0.46	-0.10	0.29
Sum %	100.2	98.8	100.0	100.0	99.6
Fe %	32.9	22.8	32.9	26.3	21.7
S %	0.40	0.70	0.29	0.50	0.72
Satmagan (as %Fe_3O_4)	40.2	16.0	42.8	22.0	15.9
Recoverable Fe (mag Fe) Content %	29.1	11.6	31.0	15.9	11.5
% Recoverable Fe	88.5	50.7	94.3	60.6	52.9
Non-recoverable Fe %	3.8	11.2	1.9	10.4	10.2

The Fe % from x-ray whole rock analysis for Batches 1 and 2, deposit Area C, was between 22.8 and 32.9% Fe with the results from the % recoverable magnetic Fe (Satmagan testing) between 50.7 and 88.5% and the Fe % between 11.6 and 29.1% Fe. The Fe % from x-ray whole rock analysis for Batches 3 to 5, deposit Area A, was between 21.7 and 32.9% Fe with the results from the % recoverable magnetic Fe (Satmagan testing) between 60.6 and 94.3% and the Fe % between 11.5 and 31.0% Fe.

The grindability testing (SPI – Sag Power Index) completed by SGS in order to determine Crusher Index, SPI time and hardness percentile were compared to the SGS SPI database which is illustrated in Figure 5 and Table 5. The Crusher Index for Batches 1 and 2 were between 5.8 and 8.8 and for Batches 3 to 5 were between 3.6 and 6.4. The SPI for Batches 1 and 2 were between 110.7 and 165.6 minutes and the SPI for Batches 3 to 5 were between 109.4 and 135.6 minutes. The hardness percentile ranged between 73 and 89 for all five batches. The results from the grindability testing indicated that there was a fairly low variability in the sampling and this was attributed to the use of composited samples (McKen, 2007). It was recommended by SGS that a better representation of hardness profile would be obtained by testing samples representing smaller blocks. Coarse cobbing testing was completed on all batch samples 100% passing – ½ inch in order to investigate dry magnetic concentration and gangue rejection. The results are presented in Table 6. The results from Batches 1 and 2 were between 32.6 and 41.1% Fe and between 35.5 and 37.8% Fe for Batches 3 to 5. It was also noted that the sulphur content increased with cobbing which was attributed to the presence of ferro-magnetic pyrrhoite in the samples tested. The coarse cobbing results and recommendations by SGS indicated that it was an effective method and should be considered in the design to reject coarse gangue and minimise grinding costs (McKen, 2007). The DT testing completed on the batches was done at two grinds (-74 μm and -38 μm) in order to evaluate the effect of grind on Fe concentrate quality. The results of the DT testing for the two grinds are presented in Table 7. The results of the DT testing for Batches 1 and 2 indicate that the DT Fe % is between 63 and 66.0% Fe and recovery is between 54 and 88.3% for -74 μm. With a grind of -38 μm the DT Fe % is between 66.4 and 69% and recovery is between 51.4 and 87.9%. The S % for both grinds is 0.64% S and 0.63% S, respectively.

The results of the DT testing for Batches 3 to 5 indicate that the DT Fe % is between 62.0 and 65.1% Fe and the recovery is between 55.4% and 91.9%. With a grind of -38 μm the DT Fe % is between 65.7 and 69.2% and recovery is between 54.2 and 92.0%. The S % for both grinds is between 0.29 and 3.59% and is higher in the lower Fe grade samples

The SiO2% was between 7.11% and 10.1% for the -74 μm grind and the SiO2% was between 3.06% and 6.49% for the -38 μm for all five batches.

Additional testing of the batch samples is ongoing at SGS including flotation testing to reduce sulphides and silica gangue and complete flowsheet testing based on final operating parameters.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No historical mineral Resources or Reserves have been estimated for the Roche Bay Magnetite Project. Tonnages were estimated in 1968 to 1970 and in 1982, but have not been confirmed by Golder. Golder is not treating these tonnages as a current Mineral Resource as defined in Sections 1.2 and 1.3 of NI 43-101. These tonnages should not be relied upon and is included only for the purpose of historical documentation.

Figure 5: Batch Samples SPI Testing (McKen, 2007)



1800
1600
1400
1200
1000
800
600
400
200
0
Frequency
100
90
80
70
60
50
40
30
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10
0
Cumulative Frequency (%)
Database
Roche Bay PLC
10
30
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70
90
110
130
150
170
190
210
230
250
270
>280
SPI - Minutes

Table 5: 2007 Batch Samples Summary SPI and Crusher Index Results (McKen, 2007)

Sample Name	SPI Number	Crusher Index	SPI (minutes)	Hardness Percentile
Batch 1	1-929	8.8	110.7	73
Batch 2	1-930	5.8	165.6	89
Batch 3	1-931	3.6	109.4	72
Batch 4	1-932	6.4	135.6	82
Batch 5	1-933	6.3	121.8	77

Table 6: 2007 Batch Samples Cobber Test Summary (McKen, 2007)

Test	Grind 100% Passing	Concentrate Wt %	Fe %	SiO_2 %	MgO %	S %	Mt %	Recovery Fe %	Mt %	Tailings Wt %	Mt %
MS1	1/2"	89.0	41.1	35.2	1.80	0.64	53.4	97.7	99.8	11.0	0.70
MS2	1/2"	52.0	32.6	39.4	3.20	1.27	41.3	73.7	98.0	48.0	0.90
MS3	1/2"	92.0	37.8	39.5	1.68	0.34	62.6	98.6	99.9	8.0	0.90
MS4	1/2"	73.0	35.5	41.6	1.99	0.83	36.0	90.1	99.5	27.0	0.50
MS5	1/2"	52.0	35.7	39.8	2.10	1.43	34.6	79.2	98.9	48.0	0.40

Table 7: 2007 Batch Samples Davis Tube Testing Results (McKen, 2007)

Grind 100% Passing	K_{90} Microns	Fe %	SiO_2 %	MgO %	S %	Recovery Wt %	Fe %	SiO_2 %	MgO %	S %	Mt %	Recoverable Fe Rec Fe %	Mt in Head
400 mesh	~26	69.0	3.54	0.19	0.63	42.1	87.9	3.3	4.8	64.7	99.2	29.1	29.1
400 mesh	~26	66.4	4.65	0.21	3.58	17.1	51.4	1.5	1.1	91.4	97.6	11.4	11.6
400 mesh	~26	69.2	3.06	0.19	0.29	43.5	92.0	2.8	4.8	69.0	99.0	30.1	31.0
400 mesh	~26	65.7	6.49	0.20	1.93	24.9	63.0	3.0	2.5	57.1	97.8	16.3	15.9
400 mesh	~26	67.6	4.10	0.17	3.57	17.2	54.2	1.3	1.3	75.6	97.1	11.7	11.5
200 mesh	~50	66.0	7.11	0.19	0.64	43.5	88.3	6.6	5.2	62.1	98.6	28.7	29.1
200 mesh	~50	63.0	9.28	0.21	3.52	19.5	54.0	3.5	1.3	83.4	97.1	12.3	11.6
200 mesh	~50	65.1	8.41	0.20	0.36	45.3	91.9	7.9	5.3	44.0	98.6	29.5	31.0
200 mesh	~50	62.0	10.1	0.19	1.94	26.2	63.6	4.8	2.6	89.6	98.1	16.2	15.9
200 mesh	~50	63.4	8.31	0.19	3.59	18.7	55.4	2.8	1.7	88.3	93.4	11.9	11.5

EXPLORATION AND DEVELOPMENT

2007-2009 Proposed Exploration Project and Studies

The 2007 – 2009 proposed exploration program and development plans for the Roche Bay Magnetite Project has been provided to Golder by Roche Bay and the Issuer and is presented below. A three-stage program is proposed for the development of the Roche Bay Magnetite Deposits in order to the complete a bankable feasibility study.

Phase 1: Validation and Scoping Study

The Phase 1 program will require a significant portion of the cost to the establishment of an exploration camp and facilities from which to base future programs. The initial geology work will focus on verifying the current understanding of the deposits and verifying previous work where possible. The Phase1 program will examine whether there are any issues with respect to current understanding of the mineralization and lay the foundation to complete scoping, preliminary feasibility and feasibility studies.

The Phase 1 drilling program will consist of 7500 m of NQ-sized diamond core drilling, with the aim of delineating an inferred mineral resource. This program will focus on establishing the depth, width and general geology of Area C in the southern claim area. The planned drill program will consist of ± 24 holes in 8 lines perpendicular to the strike of the deposit, lines being 400 m apart spread over a strike of ± 2800 m and a width of ±600 m. Detailed logging of drill core is to be undertaken in order to identify different zones of mineralization. The core will be sampled using a 1 m interval over the mineralized zones. Assays will be carried out using whole rock head grade determinations plus DT assays to determine the magnetite concentrate recovery and concentrate grade for a standard suite of iron deposit assays (Fe, SiO_2, Al_2O_3, S, P, Mn, TiO_2, MgO, CaO and Na_2O).

Upon completion of the Phase 1 drilling program and return of sample results, a geological model of Area C will be completed. This will be the basis for grades and tonnages to be interpolated within appropriate domains to enable a NI 43-101 mineral resource estimate to be produced.

The metallurgical test program for Phase 1 will be completed on selected parts of the recovered core in order to identify the beneficiation properties of different lithologies as identified by logging in the deposit, and to determine the chemical characteristics and beneficiation characteristics of each of the zones encountered. This metallurgical test program will identify the crushing and grinding characteristics of each of the ore zones, as well as the upgradability of the iron by low intensity magnetic separation, the optimum grind size for liberation and the removal of impurities by flotation. Composite samples will be made up, processed and concentrate product grade determined. Pelletizing tests will be conducted on the concentrate to establish the grade of pellets that can be produced.

On the basis of the geological modeling and process test work, a scoping study will be completed including mine and plant engineering design establish mining and processing capital and operating cost estimates. A scoping study for stockpiling, ship-loading and supporting infrastructure costs will also be commissioned. It is estimated by Roche Bay and the issuer that the Phase 1 program will cost approximately $6 million to complete with details provided in Table 8.

Phase 2: Preliminary Feasibility Study

The Phase 2 program will consist of 15,000 to 20,000 m of NQ-sized diamond core drilling, with the aim of upgrading the mineral resource estimate in Area C (in the southern claim area) to an indicated/measured mineral resource estimate. Additionally, the second stage drilling will begin delineating the mineral resources in Areas A and B (northern claim area). A preliminary feasibility study will be completed after the completion of the Phase 2 Program NI 43-101 mineral resource estimate and a second year of environmental baseline data will be collected. It is estimated by Roche Bay and AEI that the Phase 2 program will cost approximately $10 million to complete with details provided Table 8.

Phase 3: Feasibility Study

The Phase 3 Program will be the completion of a bankable feasibility study, with additional diamond core drilling of 20,000 to 30,000 m and the completion of the Stage 3 NI 43-101 mineral resource and mine design programs. Environmental impact assessments will be completed and application for mining permits filed. It is estimated by Roche Bay and the Issuer that the Phase 3 program will cost approximately $20 million to complete with details provided in Table 8.

Table 8: 2007-2009 Proposed Exploration Project and Studies (Gingerich, 2007)

Task	Phase 1	Phase 2	Phase 3
General & Administration	$400,000	$800,000	$1,400,000
Salaries & Wages	$1,020,000	$1,152,000	$1,878,000
Travel expenses	$90,800	$217,600	$435,200
Aerial magnetic surveying	$60,000	$129,000	
Logistics	$1,350,000	$2,150,000	$2,350,000
Equipment	$130,000	$230,000	$500,000
Environmental	$150,000	$150,000	$2,000,000
Civil/Geotech Pre-feasibility		$227,788	
Civil/Geotech Feasibility			$1,580,000
Metallurgical Program	$825,000	$1,880,000	$2,480,000
Drilling Cost	$1,350,000	$2,700,000	$5,400,000
Engineering	$250,000	$530,000	$1,350,000
Professional Services	$50,000	$70,000	$140,000
Contingency	$100,000	$250,000	$1,200,000
TOTAL	**$5,775,800**	**$10,486,588**	**$20,713,200**

Fully Diluted Share Capital

The following table sets out the fully diluted share capital of the Issuer after giving effect to the Change of Business:

	Share number after giving effect to the minimum offering of $10,000,000 comprised of 8,000,000 NFT Units	% after giving effect to the minimum offering of $10,000,000 comprised of 8,000,000 NFT Units	Share number after giving effect to the maximum offering of $20,000,000 comprised of 16,000,000 NFT Units	% after giving effect to the maximum offering of $20,000,000 comprised of 16,000,000 NFT Units	Share number after giving effect to the minimum offering of $10,000,000 comprised of 3,200,000 NFT Units and 4,000,000 FT Shares	% after giving effect to the minimum offering of $10,000,000 comprised of 3,200,000 NFT Units and 4,000,000 FT Shares	Share number after giving effect to the maximum offering of $20,000,000 comprised of 3,200,000 NFT Units and 10,666,667 FT Shares	% after giving effect to the maximum offering of $20,000,000 comprised of 3,200,000 NFT Units and 10,666,667 FT Shares
Current Issued and Outstanding	9,880,677	26.29%	9,880,677	19.67%	9,880,677	28.79%	9,880,677	23.80%
Non flow-through shares issued pursuant to the Financing from NFT Units	8,000,000	21.29%	16,000,000	31.86%	3,200,000	9.32%	3,200,000	7.71%
Reserved for issuance pursuant to the Warrants issued under the Financing from NFT Units	4,000,000	10.64%	8,000,000	15.93%	1,600,000	4.66%	1,600,000	3.85%
FT Shares	0	0.00%	0	0.00%	4,000,000	11.65%	10,666,667	25.69%
Bonus Shares issued in respect of $3,000,000 non-recourse loans	480,000	1.28%	480,000	1.28%	480,000	1.28%	480,000	1.16%
Shares Issued in respect of Debt Settlement of $368,454	294,763	0.78%	294,763	0.59%	294,763	0.86%	294,763	0.71%
Finders fee shares payable in respect of the Option Agreement based on 3% of the $250,000 payment and the Phase 1 expenditures of $5,775,000	144,619	0.38%	144,619	0.29%	144,619	0.42%	144,619	0.35%
Reserved for Issuance of respect of agent's warrants issued in connection with the Financing	640,000	1.70%	1,280,000	2.55%	576,000	1.68%	1,109,333	2.67%
Reserved for issuance pursuant to the Rights	12,000,000	31.93%	12,000,000	23.89%	12,000,000	34.96%	12,000,000	28.90%
Reserved for Issuance pursuant to stock options granted as of	445,000	1.18%	445,000	0.89%	445,000	1.30%	445,000	1.07%

the date of this Filing Statement								
Reserved for Issuance pursuant to stock options granted as of the date of Exchange Approval of the Change of Business exercisable at $1.06 per common share	700,000	1.86%	700,000	1.39%	700,000	2.04%	700,000	1.69%
Reserved for issuance pursuant to outstanding Warrants	1,000,000	2.66%	1,000,000	1.99%	1,000,000	2.91%	1,000,000	2.41%
TOTALS	**37,585,059**	100.00%	**50,225,059**	100.32%	**34,321,059**	99.88%	**41,521,059**	100.00%

FUNDS AVAILABLE AND PRINCIPAL PURPOSES

Upon completion of the Change of Business and the Financing, the Issuer will have an estimated working capital of $9,100,000 assuming a minimum of $10,000,000 is raised in the Financing (with an estimated working capital of $18,300,000 is the maximum of $20,000,000 is raised in the Financing) and it is the Issuer's intention to use these funds as follows:

Calculation of Net Proceeds

	Completion of Minimum Offering of $10,000,000	Completion of Maximum Offering of $20,000,000
Working capital position of the Issuer as at May 23, 2007 (not inclusive of any non-recourse loans)	$0	$0
Gross Proceeds from Financing	10,000,000	20,000,000
Less: Commission	(800,000)	(1,600,000)
Less: Estimated balance of legal and accounting expenses and regulatory fees relating to the Acquisition and Financing	(100,000)	(100,000)
Total	**$9,100,000**	**$18,300,000**
Use of Net Proceeds		
Recommended work program	5,775,800	5,775,800
Corporate Debt	339,853	339,853

Property Payment to Roche Bay plc	250,000	250,000
Property maintenance payments for the next 18 months	16,545	16,545
Estimated administrative costs for the next 18 months	1,866,000	1,866,000
Working capital	851,802	10,051,802
Total	**$9,100,000**	**18,300,000**

Administration

The aggregate administration costs of the Issuer for the months following the Exchange approval of the Change of Business are estimated at an average monthly cost of $102,160.00. An estimated breakdown of these costs is as follows:

	Per Month
Clerical	$2,960
Accounting	$5,800
Office rent	$3,000
Office consumables, phone, etc.	$4,000
Legal, Insurance, Public filing expenses	$11,000
Conventions, memberships	$2,500
Support/technical staff	$6,500
Management	$61,100
Travel	$5,300
Total	**$102,160**

Dividends

The Issuer intends to retain any future earnings to finance its business and operations and any future growth. Therefore, the Issuer does not anticipate paying any cash dividends in the foreseeable future.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the Issuer's directors and senior officers, upon completion of the Option Agreement and the Financing, no person will beneficially own, directly or indirectly, or exercise control or direction over, common shares of the Issuer carrying more than 10% of all voting rights.

DIRECTORS AND OFFICERS

The following table indicates the proposed directors and officers of the Issuer:

Name, Municipality of Residence and Position with the Issuer	Principal Occupation For Past Five Years	Director of Issuer Since	Number of Common Shares owned on Exchange approval of the Change of Business and Financing(1)(2)
John Gingerich(3) *Mississauga, Ontario* Chairman, President, CEO and Director	Mr. Gingerich is currently the Director and Chairman of the Issuer, East Asia Minerals Corporation, BacTech Mining Corporation and Golden Odyssey Mining Inc. Mr. Gingerich is also the Proprietor of Geotechnical Business Solutions, from November 2002 – present. He was also the manager of Technical Development of Golder Associates from April 2003 – December 2003 and Director of Technology, Research and Geophysics of Noranda Inc. from Nov 1987 – Oct 2002.	September 2, 2004	200,000 options %
Daniel Malherbe Botes Toronto, ON *Chief Operating Officer and Director*	Chief Operating Officer of Roche Bay plc from June 2006 to February 2007; Manager of Kumba Resources Ltd. from August 2005 to May 2006 and Marketing Manager from April 2005 to July 2005; Technical Manager of Kumba Hong Kong from November 2002 to March 2005; and Head Quality Assurance of Sishen Oron Ore Company from July 2001 to October 2002, Head Plant Optimisation from January 2001 to June 2001, Senior Industrial Engineer from January 2000 to January 2001 and Industrial Engineer in training from January 1998 to January 2000	Nominee	200,000 options
Gary Williams *Campbellville, Ontario* Vice-President Environmental and Director	Mr. Williams has been involved in the mining industry since 1977 and has conducted a wide range of exploration programs throughout Canada since that time. His experience has centered on exploration for uranium, precious metals and base metals, focusing on: the Athabasca Basin in Saskatchewan and the Thelon Basin in Nunavut: the Hemlo, Abitibi and Mishibishu greenstone belts as well as a number of smaller belts in northern Ontario, the	March 1, 2005/ April 30, 2007 (Vice-President Environmental)	50,000 shares 225,000 options

Name, Municipality of Residence and Position with the Issuer	Principal Occupation For Past Five Years	Director of Issuer Since	Number of Common Shares owned on Exchange approval of the Change of Business and Financing[(1)(2)]
	Isok Lake area in Nunavut. Principal strengths gained through this experience include management of large multi-phase projects, project planning, and liaison with government organizations roles that are a focus of his current duties. He is a member of the Association of Professional Geoscientists of Ontario, and is currently a member of their Discipline Committee.		
Mark Gossin *Toronto, Ontario* Chief Financial Officer and Director	Vice President of Chestnut Hill Homes since March of 1989. His has experience with the financing, administration and corporate governance of companies in a number of industries.	January 9, 2007 / N/A	85,000 options 0.28%
Clara Mancini[(3)] *Etobicoke, Ontario* Director	Ms. Mancini has 20 years experience in personal business management. Currently, as a Creative Services Consultant, the bulk of her work is balanced between both technical and creative writing. A former federal civil servant, with over 15 years of multidisciplinary work experience, Ms. Mancini, is committed to service excellence. Her background in language and communication, certification in translation and interpreting, and her ability to speak six languages has allowed her to function in a variety of business environments.	July 14, 2004 / N/A	50,000 options
Benoit Rivard[(3)] *Sherwood Park, Alberta* Director	Dr. Benoit Rivard is a recognized leading expert in mineral applications of hyperspectral technology. As one of Canada's leading researchers, Dr. Rivard, a professor at the University of Alberta, is actively involved in research programs with Canada's technology providers and developers. Ongoing initiatives include: instrument manufacture Telops and producers of the oil sand sector, as well as, resource mapping in the Canadian north in support of government programs. He is a member of the science team for the	March 1, 2005	50,000 options

Name, Municipality of Residence and Position with the Issuer	Principal Occupation For Past Five Years	Director of Issuer Since	Number of Common Shares owned on Exchange approval of the Change of Business and Financing(1)(2)
	HERO hyperspectral satellite, under consideration by the Canadian Space Agency. Dr. Rivard's experience and expertise further enhance the technical strength of the Advanced Explorations Inc. team.		

(1) Assumes Exchange Approval and disinterested shareholder approval of issuance of bonus shares at future general meeting of the shareholders.

(2) Options are granted upon Exchange approval and outstanding stock options.

(3) Expected to be members of the Issuer's Audit Committee.

At the closing of the Acquisition, the directors and officers of the Issuer as a group will beneficially own, directly or indirectly, an aggregate of 435,000 Options and 50,000 Common Shares, prior to exercise of the Rights.

Management

John Gingerich will be the President, Chief Executive Officer, Chairman and Director of the Issuer. He will be devoting such time to the affairs of the Issuer as may be required to perform his duties as Chief Executive Officer, Chairman and Director. He has not signed a non-competition agreement with the Issuer. Mr. Gingerich is currently the Director and Chairman of the Issuer, East Asia Minerals Corporation, BacTech Mining Corporation and Golden Odyseey Mining Inc. Mr. Gingerich is also the Proprietor of Geotechnical Business Solutions, from November 2002 – present. He was also the manager of Technical Development of Golder Associates from April 2003 – December 2003 and director of Technology, Research and Geophysics of Noranda Inc. from Nov 1987 – Oct 2002.

Daniel Botes will be Chief Operating Officer and Director of the Issuer. He has been Chief Operating Officer of Roche Bay plc from June 2006 to February 2007; Manager of Kumba Resources Ltd. from August 2005 to May 2006 and Marketing Manager from April 2005 to July 2005; Technical Manager of Kumba Hong Kong from November 2002 to March 2005; and Head Quality Assurance of Sishen Oron Ore Company from July 2001 to October 2002, Head Plant Optimisation from January 2001 to June 2001, Senior Industrial Engineer from January 2000 to January 2001 and Industrial Engineer in training from January 1998 to January 2000

Gary Williams will be the Vice-President Environmental and Director of the Issuer. He will be devoting such time to the affairs of the Issuer as may be required to perform his duties in such positions. He has not signed a non-competition agreement with the Issuer. Mr. Williams has been involved in the mining industry since 1977 and has conducted a wide range of exploration programs throughout Canada since that time. His experience has centered on exploration for uranium, precious metals and base metals, focusing on: the Athabasca Basin in Saskatchewan and the Thelon Basin in Nunavut: the Hemlo, Abitibi and Mishibishu greenstone belts as well as a number of smaller belts in northern Ontario, the Isok Lake area in Nunavut. Principal strengths gained through this experience include management of large multi-

phase projects, project planning, and liaison with government organizations, roles that are a focus of his current duties. He is a member of the Association of Professional Geoscientists of Ontario, and is currently a member of their Discipline Committee.

Mark Gossin will be the Chief Financial Officer and Director of the Issuer and will manage the financial and reporting affairs of the Issuer including the preparation and filing of financial statements and other matters. He has not signed a non-competition or non-disclosure agreement with the Issuer. He will be devoting such time to the affairs of the Issuer as may be required to perform his duties as the Chief Financial Officer and Director. Mr. Gossin is currently the Chief Financial Officer and Director of the Issuer. He is also the Vice President of Chestnut Hill Homes since March of 1989.

Clara Mancini will be a Director of the Issuer. Clara Mancini is currently a Director of the Issuer. Ms. Mancini has been a business consultant since 2003. Prior to this period, she was a human resources officer for over 10 years with the Solicitor General of Canada. She has not signed a non-competition or non-disclosure agreement with the Issuer.

Dr. Benoit Rivard will be a Director of the Issuer. Dr. Benoit Rivard is currently a Director of the Issuer. He has not signed a non-competition or non-disclosure agreement with the Issuer. Dr. Benoit Rivard is a recognized leading expert in mineral applications of hyperspectral technology. As one of Canada's leading researchers, Dr. Rivard, a professor at the University of Alberta, is actively involved in research programs with Canada's technology providers and developers. Ongoing initiatives include: instrument manufacture Telops and producers of the oil sand sector, as well as, resource mapping in the Canadian north in support of government programs. He is a member of the science team for the HERO hyperspectral satellite, under consideration by the Canadian Space Agency. Dr. Rivard's experience and expertise further enhance the technical strength of the Advanced Explorations Inc. team.

Key Employees (Non Directors/Officers)

Dirk P. Swartz

Mr. Swartz shall join the Issuer as the Chief Project Manager. He has gained wide experience in coal and iron ore metallurgy, as well as other minerals processing, particularly crushing, screening and dense medium separation in South Africa. He has been an engineering project manager on behalf of South African mine engineering firm, LSL Consulting. Apart from project managing various feasibilities studies for coal and iron ore projects, he also acted as Project Engineer for Kumba's 9 million tonne a year iron ore project, Sishen South. Previously, he held roles at Joest Ltd as Senior Process Engineer, at Schenck as Sales Manager for process equipment and at Kumba's Sishen Iron Ore mine in senior operational management roles. Most recently, he acted as Vice President of Engineering for iron ore junior Roche Bay Plc. He has not signed a non-competition agreement with the Issuer.

Hendrik J. Bosman

Mr. Bosman Pr.Sci.Nat is a Professional Geologist who shall join the Issuer as the Chief Engineer in charge of the mineral resources engineering & asset management. he has of over 30 years of exploration and mining experience in iron ore and coal with experience in kimberlite and uranium exploration. He has also spent some time looking for off-shore diamonds off the West Coast of South Africa where he worked with side-scan sonar. His iron ore exploration experience is very extensive since he has worked on iron ore deposits in South Africa, Senegal, West Africa and Sudan and is currently accepted as being an expert on the subject. During the last 10 years he has widened his experience with environmental

management and was the principal person to start the environmental management which includes groundwater monitoring at the Welgevonden-Sishen South Iron ore Project for KUMBA Resources in the Northern Cape Province of South Africa. For the last 8 years he has been the Consultant for KUMBA in both South Africa and Senegal, West Africa. He has also acted for various BEE Companies in South Africa. Hendrik has varied experience in Senior Management dating from 1988. He has not signed a non-competition agreement with the Issuer.

Corporate Cease Trade Orders and Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, within the past ten years, been a director, officer or promoter of any other issuer that, while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days.

Penalties or Sanctions

No proposed director, officer, promoter or other member of management of the Issuer has, within the past ten years:

(a) been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about the Acquisition.

Personal Bankruptcies

No current or proposed director, officer, promoter or Control Person of the Issuer or Issuer has, within the past ten years, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Issuer holding positions as directors or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with the Issuer Conflicts, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (Ontario) and the *Business Corporations Act* (British Columbia).

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and promoters of the Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
John Gingerich	East Asia Minerals Corporation	TSX Venture Exchange	Director	June 1, 2005	Present
	BacTech Mining Corporation	TSX Venture Exchange	Director, Chairman	March 28, 2006	Present
	Golden Odyssey Mining Inc.	TSX Venture Exchange	Director	March, 2006	Present

Executive Compensation

The following executive and non-executive material compensation arrangements shall become effective upon Exchange approval of the Change of Business:

Personnel	Position	Base Salary	Bonus Shares issuable upon Exchange and disinterested shareholder approval of bonus share issuance [1]	Bonus Shares issuable upon completion of pre-feasibility study and disinterested shareholder approval of bonus share issuance[1]	Bonus Shares issuable upon completion of feasibility study and disinterested shareholder approval of bonus share issuance[1]
John Gingerich	President and CEO	$225,000	60,000	70,000	70,000
Daniel Botes	COO	$210,000	85,000	100,000	150,000
Gary Williams	VP-Environmental	$200,000	60,000	70,000	70,000
Hendrick Bosman	Project Manager	$160,000	65,000	75,000	95,000
Dirk Swartz	Chief Engineer	$140,000	60,000	65,000	95,000
Candace Ramacharan	Adminstrative Assistant	$60,000	20,000	20,000	20,000

[(1)] Disinterested shareholder approval of issuance of bonus shares shall be sought at a future general meeting of the shareholders.

Indebtedness of Directors and Officers

No director or officer of the Issuer is indebted to the Issuer.

Investor Relations Arrangements

No written or oral agreement has been reached with any person to provide promotional or investor relations activities for the Issuer.

OPTIONS TO PURCHASE SECURITIES

Options to Purchase Securities

The following table sets forth all incentive stock options of the Issuer to be granted in connection with the completion of the Option Agreement as of the date of closing:

Persons who have received options (as a group)	Number of Common Shares Under Option	Purchase Price of Securities Under Option	Market Value of Securities Under Option on the Date of Grant
Proposed Directors and Officers of the Issuer or its Subsidiaries (5 persons)	85,000 350,000 425,000	\$0.20 \$0.51 \$1.06	\$0.20 \$0.51 \$1.06
Employees of the Issuer (3 persons)	275,000	\$1.06	\$1.06
Consultants of the Issuer (1 persons)	10,000	\$1.06	\$1.06

Stock Option Plan

The existing Stock Option Plan of the Issuer will be the stock option plan of the Issuer. See "Information Concerning the Issuer – Stock Option Plan and Incentive Stock Options".

ESCROWED SECURITIES

No securities of the Issuer shall be subject to any applicable escrow provisions under the policies of the Exchange.

PART V
GENERAL MATTERS

AUDITORS

Upon completion of the Change of Business, it is intended that the Issuer's auditors will be Moore Stephens Cooper Molyneux LLP, Chartered Accountants. See "Information Concerning the Issuer – Auditors".

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Issuer will be Equity Transfer Services Inc. of 200 University Avenue, Suite 400, Toronto Ontario M5H 4H1.

SPONSORSHIP RELATIONSHIP

Other than as set forth herein, the Issuer or Issuer has not entered into any written or oral agreement or understanding with any other person or company to provide any sponsorship, corporate finance services, promotional or investor relation services for the Issuer or Issuer or its securities. See "The Change of Business".

EXPERTS

The following is a list of persons or companies whose profession or business gives authority to a statement made by a person or company named in this Filing Statement as having prepared or certified a part of that document or report described in the Filing Statement:

(1) Moore Stephens Cooper Molyneux, LLP, auditors of the Issuer; and

(2) Golder Associates (UK) Ltd., geologists that prepared the Technical Report.

To the knowledge of management of the Issuer, as of the date hereof, no expert, nor any Associate or Affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of the Issuer, Roche Bay or of an Associate or Affiliate of any of them, and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Issuer or of an Associate or Affiliate thereof.

OTHER MATERIAL FACTS

There are no other material facts other than as stated herein.

BOARD APPROVAL

The Board of Directors of the Issuer has approved the contents of this Filing Statement and the delivery of a copy of this Filing Statement to shareholders of the Issuer.

EXHIBIT "A"

Audited financial statements of the Issuer for the fiscal years ended December 31, 2004, 2005 and 2006

Advanced Explorations Inc.

(formerly CRMnet.com Inc.)

Consolidated Financial Statements

December 31, 2004 and 2003

MOORE STEPHENS COOPER MOLYNEUX LLP
CHARTERED ACCOUNTANTS

8th Floor, 701 Evans Avenue
Toronto, Ontario
Canada M9C 1A3

Telephone: (416) 626-6000
Facsimile: (416) 626-8650
Web Site: www.mscm.ca

Auditors' Report

To the Shareholders of
Advanced Explorations Inc. (formerly CRMnet.com Inc.)

We have audited the consolidated balance sheets of Advanced Explorations Inc. (formerly CRMnet.com Inc.) as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Signed: ***"Moore Stephens Cooper Molyneux LLP"***

Chartered Accountants

Toronto, Ontario
April 1, 2005

Advanced Explorations Inc.
(formerly CRMnet.com Inc.)

Consolidated Balance Sheets
December 31, 2004 and 2003

		2004		2003
Assets				
Current assets				
Cash	**$**	**7,979**	$	526
Funds held in trust		**-**		458
	$	**7,979**	$	984
Liabilities				
Current liabilities				
Bank indebtedness *(note 3)*	**$**	**47,500**	$	27,000
Accounts payable and accrued liabilities		**96,735**		122,431
Loans payable *(note 5)*		**154,639**		-
Current portion of promissory note *(note 6)*		**360,370**		-
		659,244		149,431
Promissory note *(note 6)*		**-**		326,209
		659,244		475,640
Deficiency in assets				
Share capital *(note 7)*		**2,257,445**		2,257,445
Deficit		**(2,908,710)**		(2,732,101)
		(651,265)		(474,656)
	$	**7,979**	$	984

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board

*Signed: **"Gary Williams"***

Gary Williams

*Signed: **"Clara Mancini"***

Clara Mancini

Advanced Explorations Inc.
(formerly CRMnet.com Inc.)

Consolidated Statements of Operations
for the years ended December 31, 2004 and 2003

		2004	2003
Expenses			
Professional fees		$ **67,301**	$ 39,140
Interest and bank charges		**54,175**	31,681
Shareholder information and filing fees		**23,947**	1,896
Consulting fees		**22,258**	9,005
Property option expense		**10,000**	-
Office and general		**2,665**	3,428
Advertising and marketing		**1,377**	-
Travel		-	6,539
Rent and occupancy costs		-	5,000
Gain on debt settlement *(note 4)*		**(5,114)**	(30,092)
		176,609	66,597
Loss before provision for income taxes		**(176,609)**	(66,597)
Recovery of income taxes *(note 8)*		-	-
Net loss for the years		$ **(176,609)**	$ (66,597)
Net loss per share - basic and fully diluted		$ **(0.01)**	$ 0.00
Weighted average number of common shares	**24,523,181**	24,523,181	

The accompanying notes are an integral part of these financial statements.

Advanced Explorations Inc.
(formerly CRMnet.com Inc.)

Consolidated Statements of Deficit
for the years ended December 31, 2004 and 2003

	2004	2003
Deficit, beginning of years	**$ (2,732,101)**	$ (2,665,504)
Net loss for the years	**(176,609)**	(66,597)
Deficit, end of years	**$ (2,908,710)**	$ (2,732,101)

The accompanying notes are an integral part of these financial statements.

Advanced Explorations Inc.
(formerly CRMnet.com Inc.)

Consolidated Statements of Cash Flows
for the years ended December 31, 2004 and 2003

		2004		2003
Cash flow from operating activities				
Cash paid to suppliers and employees	$	(202,305)	$	(6,416)
Cash flow from financing activities				
Increase in loans payable		188,800		-
Net advances on line of credit		20,500		-
		209,300		-
Increase (decrease) in cash		6,995		(6,416)
Cash, beginning of period		984		7,400
Cash, end of period	$	7,979	$	984
Represented by:				
Cash	$	7,979	$	526
Funds held in trust		-		458
	$	7,979	$	984

The accompanying notes are an integral part of these financial statements.

1. Business of the Company

Advanced Explorations Inc. (formerly CRMnet.com Inc.) (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals exploration industry.

2. Significant Accounting Policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at December 31, 2004, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operation. These financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These consolidated financial statements include the accounts of the Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of purchase of three months or less.

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

2. Significant Accounting Policies (continued)

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income for the year divided by the weighted average number of Common shares outstanding during the year. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the year, as if they had been exercised at the beginning of the year or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 7. Effective January 1, 2004, the Company retroactively adopted the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). Stock options awarded to non-employees on or after January 1, 2002 and stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

Reclassifications

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Accounts Payable

During the prior year, the Company negotiated debt settlement agreements with certain creditors. The creditors agreed to accept between $0.50 and $0.75 for every dollar of debt outstanding. The Company recognized gains on the debt settlement in the periods the debts were paid and releases were received from the creditors. The gain recognized in the year amounted to $5,114 (2003 - $30,092).

5. Loans Payable

	2004	2003
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	$ 101,637	$ -
Term loan, unsecured, bearing interest at 12% per annum, maturing on November 17, 2005.	30,454	-
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	22,548	-
	$ 154,639	$ -

6. Promissory Note

	2004	2003
Promissory note, unsecured, bearing interest at 10% per annum, due February 28, 2005.	$ 360,370	$ 326,209
Less: Current portion	360,370	-
	$ -	$ 326,209

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of maturity. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity. It became repayable on demand.

7. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2000	**26,753,181**	**$ 2,257,445**
Shares tendered for cancellation	**(2,230,000)**	-
Balance at December 31, 2001, 2002, 2003 and 2004	**24,523,181**	**$ 2,257,445**

During a prior year, 2,230,000 shares were tendered for cancellation as a result of agreements with former officers of a subsidiary of the Company.

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 3,500,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee. As at December 31, 2004, Nil (2003 - NIL) options were outstanding.

All existing stock options expired during the year, without being exercised, as a result of the resignation and/or termination of all previous officers, directors, employees and/or consultants.

8. Income Taxes

a) Provision for Income Taxes - Current

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 36.12% (2003 - 37%) were as follows:

	2004	2003
Loss before provision for income taxes	**$ (176,609)**	$ (66,597)
Expected income tax (asset) based on statutory rate	**(63,791)**	(24,641)
Adjustments resulting from:		
Non-taxable gains	**(929)**	(5,567)
Capital cost allowance on capital assets	**(1,795)**	(2,626)
Valuation allowance	**66,515**	32,834
Provision for income taxes - Current	**$ -**	$ -

8. Income Taxes - continued

b) Future Income Taxes

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax asset is as follows:

		2004		2003
Undepreciated capital costs	$	**2,931**	$	6,128
Non-capital losses		**417,656**		364,339
Future income tax asset, before valuation allowance		**420,587**		370,467
Valuation allowance		**(420,587)**		(370,467)
Net future income tax asset	$	**-**	$	-

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

c) Tax Loss Carry-Forwards

At December 31, 2004, the Company has losses available to reduce future taxable income which expire as follows:

2005	$	4,400
2006		84,100
2007		285,300
2008		238,700
2009		313,600
2010		58,600
2014		171,600
	$	1,156,300

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

9. Related Party Transactions

During the prior year, the Company entered into a consulting agreement with an officer and director of the Company that required the payment of fees in the amount of $2,500 per month. The agreement was cancelled during the current year. There were no fees paid or payable during the year in agreement with the terms of the cancellation.

10. Subsequent Events

(a) On February 14, 2005, the Company signed a Memorandum of Understanding (MOU) with Earth Search Sciences Inc. (ESSI) and Geologic Business Solutions Inc. (GBSI). The MOU relates to the formation of a Joint Venture between the parties and the rights of the Company to acquire access and rights to a hyperspectral instrument and database from ESSI, and access to the hyperspectral expertise of GBSI. The MOU is subject to Exchange approval in both Canada and the USA.

(b) On February 28, 2005, the Company completed a share consolidation. One new share will be issued for each three old shares. As a result of the share consolidation, the Company's issued and outstanding common shares decreased from 24,523,181 old common shares to 8,174,492 new common shares.

Advanced Explorations Inc.

Consolidated Financial Statements

December 31, 2005 and 2004

MOORE STEPHENS COOPER MOLYNEUX LLP

CHARTERED ACCOUNTANTS

8th Floor, 701 Evans Avenue
Toronto, Ontario
Canada M9C 1A3

Telephone: (416) 626-6000
Facsimile: (416) 626-8650
Web Site: www.mscm.ca

Auditors' Report

To the Shareholders of
Advanced Explorations Inc.

We have audited the consolidated balance sheets of Advanced Explorations Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: "Moore Stephens Cooper Molyneux LLP"

Chartered Accountants

Toronto, Ontario
April 10, 2006

Consolidated Balance Sheets
December 31, 2005 and 2004

		2005		2004
Assets				
Current assets				
Cash	$	436	$	7,979
Accounts receivable		70,000		-
	$	70,436	$	7,979
Liabilities				
Current liabilities				
Bank indebtedness *(note 3)*	$	50,000	$	47,500
Accounts payable and accrued liabilities		119,262		96,735
Loans payable *(note 4)*		171,432		154,639
Promissory note *(note 5)*		398,361		360,370
		739,055		659,244
Deficiency in assets				
Share capital *(note 6)*		2,390,760		2,257,445
Contributed surplus *(note 6)*		236,941		-
Deficit		(3,296,320)		(2,908,710)
		(668,619)		(651,265)
	$	70,436	$	7,979

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

Signed: "Gary Williams" | *Signed: "Clara Mancini"*

Gary Williams | Clara Mancini

Advanced Explorations Inc.

Consolidated Statements of Operations
for the years ended December 31, 2005 and 2004

	2005	2004
Expenses		
Stock option compensation *(note 6)*	$ **219,236**	$ -
Interest and bank charges	**65,371**	54,175
Professional fees	**64,500**	67,301
Shareholder information and filing fees	**23,209**	23,947
Consulting fees	**10,563**	22,258
Travel	**3,382**	-
Office and general	**837**	2,665
Advertising and marketing	**512**	1,377
Property option expense	**-**	10,000
Gain on debt settlement	**-**	(5,114)
	387,610	176,609
Loss before provision for income taxes	**(387,610)**	(176,609)
Recovery of income taxes *(note 7)*	**-**	-
Net loss for the years	$ **(387,610)**	$ (176,609)
Net loss per share - basic and fully diluted	$ **(0.05)**	$ (0.02)
Weighted average number of common shares	**8,363,439**	8,174,492

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
for the years ended December 31, 2005 and 2004

	2005	2004
Deficit, beginning of years	**$ (2,908,710)**	$ (2,732,101)
Net loss for the years	**(387,610)**	(176,609)
Deficit, end of years	**$ (3,296,320)**	$ (2,908,710)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2005 and 2004

		2005		2004
Cash flow from operating activities				
Cash paid to suppliers and employees	$	**(145,847)**	$	(202,305)
Cash flow from financing activities				
Increase in loans payable		**54,784**		188,800
Advances on line of credit		**2,500**		20,500
Proceeds on issuance of common shares		**81,020**		-
		138,304		209,300
(Decrease) increase in cash		**(7,543)**		6,995
Cash, beginning of years		**7,979**		984
Cash, end of years	$	**436**	$	7,979

The accompanying notes are an integral part of these consolidated financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at December 31, 2005, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These consolidated financial statements include the accounts of the Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the year divided by the weighted average number of Common shares outstanding during the year. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the year, as if they had been exercised at the beginning of the year or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	2005	2004
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	$ 115,407	$ 101,637
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	30,444	30,454
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	25,581	22,548
	$ 171,432	$ 154,639

5. Promissory Note

	2005	2004
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$ 398,361	$ 360,370

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2004 and 2003	24,523,181	$ 2,257,445
Share consolidation (a)	(16,348,689)	-
Private placement (b)	503,400	133,315
Balance at December 31, 2005	8,677,892	$ 2,390,760

(a) The Company undertook a share consolidation whereby one new common share was issued for three old common shares.

(b) The Company issued 503,400 units at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.40 for a period of one year from date of distribution. The warrants have been assigned a fair value of $17,705 which has been included in contributed surplus.

Warrants

The Company has outstanding warrants to purchase common shares as follows:

Number	Exercise Price	Expiry Date
503,400	$ 0.40	September 8, 2006

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

6. Share Capital - continued

Transactions during the year were as follows:

	Outstanding			Exercisable	
	number		*weighted average exercise price*	*number*	*weighted average expiry date*
Opening balance	-	$	-	-	
Issued	660,000	$	0.51	660,000	March 14, 2010
Forfeited	(100,000)	$	0.51	(100,000)	
Closing balance	560,000			560,000	

The fair value of the 660,000 stock options granted during the year was determined to be $219,236 using the Black-Scholes model for pricing options. The amount has been included in stock option compensation expense and contributed surplus for the year. 100,000 of the options were forfeited during the year.

The following weighted average assumptions were used to calculate the fair value of the options:

Dividend yield	NIL
Risk free interest rate	3.76%
Expected stock volatility	75%
Expected life	5 years

7. Income Taxes

a) Provision for Income Taxes - Current

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 36.12% (2004 - 36.12%) were as follows:

		2005		2004
Loss before provision for income taxes	**$**	**(387,610)**	$	(176,609)
Expected income tax (asset) based on statutory rate	**$**	**(140,005)**	$	(63,791)
Adjustments resulting from:				
Non-taxable gains		-		(929)
Capital cost allowance on capital assets		-		(1,795)
Valuation allowance		**140,005**		66,515
Provision for income taxes - Current	**$**	-	$	-

7. Income Taxes - continued

b) Future Income Taxes

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax asset is as follows:

		2005		2004
Undepreciated capital costs	$	**5,983**	$	2,931
Non-capital losses		**555,851**		417,656
Future income tax asset, before valuation allowance		**561,834**		420,587
Valuation allowance		**(561,834)**		(420,587)
Net future income tax asset	$	**-**	$	-

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

c) Tax Loss Carry-Forwards

At December 31, 2005, the Company has losses available to reduce future taxable income which expire as follows:

2006	$	84,100
2007		285,300
2008		238,700
2009		313,600
2010		58,600
2014		174,200
2015		384,400
	$	1,538,900

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

8. Subsequent Event

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $101,392 by way of the issuance of 202,785 common shares.

Advanced Explorations Inc.

Consolidated Financial Statements

December 31, 2006 and 2005

MOORE STEPHENS COOPER MOLYNEUX LLP

CHARTERED ACCOUNTANTS

8th Floor, 701 Evans Avenue
Toronto, Ontario
Canada M9C 1A3

Telephone: (416) 626-6000
Facsimile: (416) 626-8650
Web Site: www.mscm.ca

Auditors' Report

To the Shareholders of
Advanced Explorations Inc.

We have audited the consolidated balance sheets of Advanced Explorations Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: ***"Moore Stephens Cooper Molyneux LLP"***

Chartered Accountants

Toronto, Ontario
March 27, 2007

Consolidated Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets		
Current assets		
Cash	$ -	$ 436
Accounts receivable	-	70,000
	$ -	$ 70,436
Liabilities		
Current liabilities		
Bank indebtedness *(note 3)*	$ 50,000	$ 50,000
Accounts payable and accrued liabilities	227,905	119,262
Loans payable *(note 4)*	161,457	171,432
Promissory note *(note 5)*	358,980	398,361
	798,342	739,055
Deficiency in assets		
Share capital *(note 6)*	2,492,152	2,390,760
Contributed surplus *(note 6)*	236,941	236,941
Deficit	(3,527,435)	(3,296,320)
	(798,342)	(668,619)
	$ -	$ 70,436

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

Signed: "Gary Williams"

Gary Williams

Signed: "Clara Mancini"

Clara Mancini

Advanced Explorations Inc.

Consolidated Statements of Operations
for the years ended December 31, 2006 and 2005

		2006		2005
Expenses				
Consulting fees	**$**	**71,500**	$	10,563
Interest and bank charges		**59,276**		65,371
Professional fees		**43,056**		64,500
Travel		**34,077**		-
Shareholder information and filing fees		**16,860**		23,209
Office and general		**5,042**		4,218
Advertising and marketing		**1,304**		512
Stock option compensation *(note 6)*		**-**		219,236
		231,115		387,609
Loss before provision for income taxes		**(231,115)**		(387,609)
Recovery of income taxes *(note 7)*		**-**		-
Net loss for the years	**$**	**(231,115)**	$	(387,609)
Net loss per share - basic and fully diluted	**$**	**(0.03)**	$	(0.05)
Weighted average number of common shares		**8,363,439**		8,174,492

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
for the years ended December 31, 2006 and 2005

	2006	2005
Deficit, beginning of years	**$ (3,296,320)**	$ (2,908,711)
Net loss for the years	**(231,115)**	(387,609)
Deficit, end of years	**$ (3,527,435)**	$ (3,296,320)

The accompanying notes are an integral part of these consolidated financial statements.

Advanced Explorations Inc.

Consolidated Statements of Cash Flows
for the years ended December 31, 2006 and 2005

		2006		2005
Cash flow from operating activities				
Cash paid to suppliers and employees	$	(70,436)	$	(145,847)
Cash flow from financing activities				
Increase in loans payable		-		54,784
Advances on line of credit		-		2,500
Private placement funds received		70,000		81,020
		70,000		138,304
Decrease in cash		(436)		(7,543)
Cash, beginning of years		436		7,979
Cash, end of years	$	-	$	436

The accompanying notes are an integral part of these consolidated financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at December 31, 2006, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These consolidated financial statements include the accounts of the Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the year divided by the weighted average number of Common shares outstanding during the year. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the year, as if they had been exercised at the beginning of the year or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

Recent accounting pronouncements

Financial instruments - recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company does not believe that this new standard will have a significant impact on its consolidated results of operations or financial position.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 1530 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

The Company does not believe that this new standard will have a significant impact on the presentation of its results of operations or financial position.

3. Bank Indebtedness

The bank indebtedness is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

		2006		2005
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	$	130,998	$	115,407
Term loan, unsecured, bearing interest at 12% per annum, due on demand.		30,459		30,444
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.		-		25,581
	$	161,457	$	171,432

On April 6, 2006, the Company entered into an agreement to settle the balance outstanding on the demand loan in the amount of $26,392 by way of the issuance of 52,785 common shares.

5. Promissory Note

		2006		2005
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$	358,980	$	398,361

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $75,000 by way of the issuance of 150,000 common shares.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2004	**24,523,181**	**$ 2,257,445**
Share consolidation (a)	**(16,348,689)**	-
Private placement (b)	**503,400**	**133,315**
Balance at December 31, 2005	**8,677,892**	**2,390,760**
Issuance of shares for debt (c)	**202,785**	**101,392**
Balance at December 31, 2006	**8,880,677**	**$ 2,492,152**

6. Share Capital - continued

(a) The Company undertook a share consolidation whereby one new common share was issued for three old common shares.

(b) The Company issued 503,400 units at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.40 for a period of one year from the date of distribution. The warrants have been assigned a fair value of $17,705 which has been included in contributed surplus.

(c) On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note *(notes 4 and 5)*.

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

Transactions during the year were as follows:

	Outstanding		Exercisable	
	number	*weighted average exercise price*	*number*	*weighted average expiry date*
Opening balance	560,000	$ 0.51	560,000	March 14, 2010
Issued	-	$ -	-	
Forfeited	(100,000)	$ 0.51	(100,000)	
Closing balance	460,000		460,000	

The fair value of the 660,000 stock options granted during 2005 was determined to be $219,236 using the Black-Scholes model for pricing options. The amount has been included in stock option compensation expense and contributed surplus for the year ended December 31, 2005. Of the options issued during 2005, 100,000 of the options were forfeited during 2005 and a further 100,000 of the options were forfeited during 2006.

The following weighted average assumptions were used to calculate the fair value of the options:

Dividend yield	NIL
Risk free interest rate	3.76%
Expected stock volatility	75%
Expected life	5 years

7. Income Taxes

a) Provision for Income Taxes - Current

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 36.12% (2005 - 36.12%) were as follows:

	2006	2005
Loss before provision for income taxes	**$ 231,115**	$ 387,609
Expected income tax asset based on statutory rate	**$ 83,479**	$ 140,005
Adjustments resulting from:		
Valuation allowance	**(83,479)**	(140,005)
Provision for income taxes - Current	**$ -**	$ -

b) Future Income Taxes

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax asset is as follows:

	2006	2005
Undepreciated capital costs	**$ 5,983**	$ 5,983
Non-capital losses	**529,547**	555,851
Future income tax asset, before valuation allowance	**535,530**	561,834
Valuation allowance	**(535,530)**	(561,834)
Net future income tax asset	**$ -**	$ -

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

c) Tax Loss Carry-Forwards

At December 31, 2006, the Company has losses available to reduce future taxable income which expire as follows:

2007	285,308
2008	238,692
2009	313,585
2010	58,650
2014	174,207
2015	165,173
2026	230,463
	$ 1,466,078

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $4,410 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

8. Subsequent Events

Subsequent to the year end, the following transactions have occurred:

(a) On January 12, 2007, the Company issued 85,000 stock options at $0.20 each to an individual who became CFO and Director on January 10, 2007. The stock options vested immediately and expire in January 2012.

(b) On January 17, 2007 the Company closed a private placement for gross proceeds of $200,000 comprised of 1,000,000 units at $0.20 per unit. Each unit comprises of one share and one share purchase warrant exercisable at $0.25, for a term of 1 year from the date of distribution.

(c) On January 29, 2007 the Company entered into a joint venture agreement with Roche Bay to exploit extensive magnetite deposits in northern Canada. The agreement gives the Company an option to acquire up to a 50% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project. The Company assumes the responsibility for raising financing and managing the completion of the feasibility study.

(d) On March 30, 2007, the Company entered into an agreement with a syndicate of agents to raise up to $20,000,000 by way of a private placement. The financing will be used to fund operations related to the Option Agreement with Roche Bay. The private placement offering will be comprised of non flow-through units at a price of $1.25 per unit and flow-through shares at the price of $1.50 per unit. Each non flow-through unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional common share at a price of $2.00 for a period of 2 years from the closing date. In connection with this private placement, the Company will pay the agents a commission of 8% of the gross proceeds of the placement together with agent's warrants equal in number to 8% of the units sold during the placement. Each agent warrant will entitle the agent to purchase one common share at an exercise price of $1.25 for a period of 18 months from the closing date.

(e) On April 23, 2007, the Company completed $1,000,000 of the $1,500,000 debt financing sought in connection with the Roche Bay transaction. The non-recourse loans were advanced by a director of the Company. A bonus equal to 20% of the loan principal advanced shall be paid in shares of the Company at the financing rate of $1.25 per share. The loans bear interest at 10% per annum and shall be payable upon completion of the Roche Bay transaction. The loan proceeds will be lent to Roche Bay pursuant to a further loan agreement. Should the Roche Bay transaction not be completed, the Company shall be released from all liability related to the loans and Roche Bay shall be wholly responsible for the repayment of the loans and all amounts related thereto.

EXHIBIT "B"

Pro forma consolidated balance sheet of the Issuer as at December 31, 2006

Advanced Explorations Inc.

Unaudited Pro Forma Financial Statement
As at December 31, 2006

Compilation Report

To the Directors of
Advanced Explorations Inc.

We have read the accompanying unaudited pro forma balance sheet of Advanced Explorations Inc. ("Advanced" or the "Company") as at December 31, 2006 and have performed the following procedures:

1. Compared the figures in the column captioned Advanced to the financial statements of the Company as at December 31, 2006 and found them to be in agreement.

2. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statement complies as to form in all material respects with applicable requirements of the various securities commissions and similar regulatory authorities in Canada.

3. The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the pro forma financial statements comply as to form in all material respects with applicable requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Advanced Pro Forma" as at December 31, 2006 and found the amounts to be arithmetically correct.

A pro forma financial statement is based upon management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Signed: ***"Moore Stephens Cooper Molyneux LLP"***

Chartered Accountants

Toronto, Canada
May 23, 2007

Advanced Explorations Inc.
Unaudited Pro Forma Balance Sheet
As at December 31, 2006

		Advanced			Pro Forma Adjustments (note 2)		Advanced Pro Forma
Assets							
Current assets							
Cash and cash equivalents	$	-	2 (ii)	$	200,000	$	9,050,000
			2 (iii)		3,680,000		
			2 (iv)		5,520,000		
			2 (v)		(350,000)		
Loan receivable			2 (vi)		3,000,000		3,000,000
		-			12,050,000		12,050,000
Resource properties and exploration expenditures		-	2 (v)		8,404,848		8,404,848
	$	-		$	20,454,848	$	20,454,848
Liabilities							
Current liabilities							
Bank indebtedness	$	50,000		$	-	$	50,000
Accounts payable and accrued liabilities		227,905			-		227,905
Loans payable		161,457			-		161,457
Promissory note		358,980	2(vii)		(358,980)		-
Non-recourse loan		-	2 (vi)		3,000,000		3,000,000
		798,342			2,641,020		3,439,362
Shareholders' Equity							
Share capital		2,492,152	2 (ii)		163,026		12,241,787
			2 (iii)		3,061,218		
			2 (iv)		5,376,187		
			2 (v)		180,750		
			2 (vi)		600,000		
			2 (vii)		368,454		
Contributed surplus		236,941	2 (i)		10,661		8,670,833
			2 (v)		7,874,098		
			2 (ix)		549,133		
Warrants		-	2 (ii)		36,974		799,569
			2 (iii)		618,782		
			2 (iv)		143,813		
Retained earnings (deficit)		(3,527,435)	2 (i)		(10,661)		(4,696,703)
			2 (vi)		(600,000)		
			2 (vii)		(9,474)		
			2 (ix)		(549,133)		
		(798,342)			17,813,828		17,015,486
	$	-		$	20,454,848	$	20,454,848

Reference is made to the accompanying "Compilation Report".

Advanced Explorations Inc.
Notes to the Unaudited Pro Forma Financial Statement
As at December 31, 2006

1. Basis of Presentation

The accompanying unaudited pro forma balance sheet has been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma balance sheet has been presented assuming the transaction between Advanced and Roche Bay had been completed on December 31, 2006.

The pro forma balance sheet should be read in conjunction with the December 31, 2006 audited financial statements of Advanced and the Filing Statement.

2. Pro Forma Assumptions and Adjustments

The pro forma balance sheet reflects the following transactions that are contemplated in conjunction with the proposed transaction between Advanced and Roche Bay, as if they had occurred on December 31, 2006:

(i) The issuance by Advanced of 85,000 stock options to a new Director exercisable at a price of $0.20 per share which expire in January 2012. The options have been valued at $0.125 per share or $10,661 in the aggregate using the Black Scholes option pricing model. The following assumptions were used to calculate the fair value of the options: dividend yield of 0%; risk free interest rate of 2.93%; expected stock volatility of 75%; and expected life of 5 years.

The result is an increase in contributed surplus of $10,661 and an increase in the deficit of $10,661.

(ii) The issuance of 1,000,000 units under a private placement at a price of $0.20 per unit for gross proceeds of $200,000 to be used for general working capital. Each unit is comprised of one common share and one share purchase warrant exercisable at $0.25 per share for a term of 1 year. The following assumptions were used to calculate the fair value attributable to the warrants: dividend yield of 0%; risk free interest rate of 2.93%; expected stock volatility of 75%; and expected life of 1 year.

The result is an increase in cash of $200,000, an increase in share capital of $163,026, and an increase in warrants of $36,974.

(iii) The issuance of a minimum of 3,200,000 non-flow-through units under a private placement at a price of $1.25 per unit for gross proceeds of $4,000,000. Each unit is comprised of one common share and one half of one share purchase warrant exercisable at $2.00 per share for a term of 2 years. In connection with this private placement, the Company will pay the agents a commission of 8% of the gross proceeds of the placement together with agent's warrants equal in number to 8% of the units sold during the placement. Each agent warrant will entitle the agent to purchase one common share at an exercise price of $1.25 for a period of 18 months from the closing date. The result is a cash payment of $320,000 and the issuance of 256,000 agent warrants. The following assumptions were used to calculate the fair value attributable to the warrants: dividend yield of 0%; risk free interest rate of 2.98%; expected stock volatility of 75%; and expected life of between 18 months and 2 years.

The result is an increase in cash of $3,680,000, an increase in share capital of $3,061,218, and an increase in warrants of $618,782.

(iv) The issuance of a minimum of 4,000,000 flow-through shares under a private placement at a price of $1.50 per share for gross proceeds of $6,000,000. In connection with this private placement, the Company will pay the agents a commission of 8% of the gross proceeds of the placement together with agent's warrants equal in number to 8% of the shares sold during the placement. Each agent warrant will entitle the agent to purchase one common share at an exercise price of $1.25 for a period of 18 months from the closing date. The result is a cash payment of $480,000 and the issuance of 320,000 agent warrants. The following assumptions were used to calculate the fair value attributable to the warrants: dividend yield of 0%; risk free interest rate of 2.98%; expected stock volatility of 75%; and expected life of between 18 months and 2 years.

The result is an increase in cash of $5,520,000, an increase in share capital of $5,376,187, and an increase in warrants of $143,813.

2. Pro Forma Assumptions and Adjustments (continued)

(v) The Roche Bay transaction involves the immediate payment of $250,000 and the issuance of 12,000,000 rights (upon achievement of certain pre-defined milestones) to Roche Bay to acquire a 50% interest in certain leases covering approximately 5,500 acres owned by Roche Bay located on the Melville Peninsula in the Territory of Nunavut, Canada. Each right will entitle the holder to purchase one common share for prices of between $0.35 and $1.00 per share for a period of 3 years from the date of issue (subject to Exchange approval, otherwise 2 years). The following assumptions were used to calculate the fair value attributable to the rights: dividend yield of 0%; risk free interest rate of 2.98%; expected stock volatility of 75%, and expected life of 3 years. The fair value of the 12,000,000 rights is $10,991,322 with $7,874,098 recognizable immediately based on the first 8,000,000 rights being effective upon Exchange Approval. The fair value of the remaining 4,000,000 rights will be recognized subsequent to closing based on the expected achievement of the pre-defined milestones.

Finders fee shares payable in respect of the transaction amount to 3% of the $250,000 initial payment and 3% of the Phase 1 expenditures of $5,775,000 or $180,750 representing 144,600 common share at $1.25 per share. Professional fees incurred in relation to the proposed transaction are estimated to be approximately $100,000.

The result is a decrease in cash and cash equivalents of $350,000, an increase in resource properties and exploration expenditures of $8,404,848, an increase to share capital of $180,750, and an increase to contributed surplus of $7,874,098.

(vi) The completion of $3,000,000 of debt financing in connection with the Roche Bay transaction. The non-recourse loans are advanced by a director of the Company. A bonus equal to 20% of the loan principal is paid in shares of the Company at the financing rate of $1.25 per share amounting to 480,000 common shares. The loan bears interest at 10% per annum and shall be payable upon completion of the Roche Bay transaction. The loan proceeds shall be lent to Roche Bay pursuant to a further loan agreement. Should the Roche Bay transaction not be completed, the Company shall be released from all liability related to the loans and Roche Bay shall be wholly responsible for the repayment of the loan and all amounts related thereto.

The result is an increase to loans receivable of $3,000,000, and increase to loans payable of $3,000,000, an increase to share capital of $600,000, and an increase to the deficit of $600,000.

(vii) The settlement of the promissory note of $368,454 by way of the issuance of 294,763 common shares. The result is a decrease in the promissory note of $358,980, an increase to share capital of $368,454, and an increase in the deficit of $9,474 representing additional interest to the date of the settlement.

(viii) The resignation by two Directors resulting in the cancellation of 100,000 stock options.

(ix) The issuance of 700,000 stock options granted as of the date of Exchange approval to officers, directors and employees. The options are exercisable at a price of $1.25 per share and expire in March 2012. The options have been valued at $0.78 per share or $549,133 in the aggregate using the Black Scholes option pricing model. The following assumptions were used to calculate the fair value of the options: dividend yield of 0%; risk free interest rate of 2.98%; expected volatility of 75%; and expected life of 5 years.

The result is an increase in contributed surplus of $549,133 and an increase in the deficit of $549,133.

Advanced Explorations Inc.
Notes to the Unaudited Pro Forma Financial Statement
As at December 31, 2006

2. Pro Forma Assumptions and Adjustments (continued)

The following table summarizes the pro forma share capital as at December 31, 2006:

		# of Shares		Amount
Common shares issued at December 31, 2006		8,880,677	$	2,492,152
Private placement of units prior to transaction	2 (ii)	1,000,000		200,000
Fair value of related warrants issued	2 (ii)	-		(36,974)
Private placement of non-flow-through units	2 (iii)	3,200,000		4,000,000
Fair value of related warrants issued	2 (iii)	-		(618,782)
Share issue costs	2 (iii)	-		(320,000)
Private placement of flow-through shares	2 (iv)	4,000,000		6,000,000
Fair value of related warrants issued	2 (iv)	-		(143,813)
Share issue costs	2 (iv)	-		(480,000)
Finders fee shares	2 (v)	144,600		180,750
Bonus shares for non-recourse loan	2 (vi)	480,000		600,000
Debt settlement	2 (vii)	294,763		368,454
Pro forma common shares issued at December 31, 2006		18,000,040	$	12,241,787

The following table summarizes the pro forma share purchase warrants as at December 31, 2006:

		# of Warrants		Exercise Price
Warrants issued at December 31, 2006		-	$	-
Private placement of units prior to transaction	2 (ii)	1,000,000	$	0.25
Private placement of non-flow-through units	2 (iii)	1,600,000	$	2.00
Broker warrants on non-flow-through units	2 (iii)	256,000	$	1.25
Broker warrants on flow-through shares	2 (iv)	320,000	$	1.25
Pro forma warrants issued at December 31, 2006		3,176,000		

The following table summarizes the pro forma stock options as at December 31, 2006:

		# of Options		Exercise Price
Stock options issued at December 31, 2006		460,000	$	0.51
Appointment of director	2 (i)	85,000	$	0.20
Expiry on resignation of directors	2 (viii)	(100,000)	$	0.51
Issuance of options to officers, directors and employees	2 (ix)	700,000	$	1.25
Pro forma stock options issued at December 31, 2006		1,145,000		

The following table summarizes the pro forma stock rights as at December 31, 2006:

		# of Rights		Exercise Price
Stock options issued at December 31, 2006		-	$	-
Issuance to Roche Bay	2 (v)	8,000,000	$	0.35
Issuance to Roche Bay	2 (v)	2,000,000	$	0.60
Issuance to Roche Bay	2 (v)	2,000,000	$	1.00
Pro forma stock rights issued at December 31, 2006		12,000,000		

CERTIFICATION OF ISSUER

The foregoing constitutes full, true, and plain disclosure of all material facts relating to the securities of Advanced Explorations Inc. assuming completion of the Change of Business.

DATED May 23, 2007.

ADVANCED EXPLORATIONS INC.

"Gary Williams"
Gary Williams
President and Director

"Mark Gossin"
Mark Gossin
Chief Financial Officer and Director

On behalf of the Board of Directors

"John Gingerich"
John Gingerich
Director

"Benoit Rivard"
Benoit Rivard
Director

"Clara Mancini"
Clara Mancini
Director

ACKNOWLEDGMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in any items in the attached filing statement that are analogous to Items 4.2, 11, 13.1, 16, 18.2, 19.2, 24, 25, 27, 32.3, 33, 34, 35, 36, 37, 38, 39, 41 and 42 of Exchange Form 3B1/3B2, as applicable.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to Exchange Form 3B1/3B2; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

Dated: May 23, 2007

Advanced Explorations Inc.

"Gary Williams"
Gary Williams

A D P PROXY PLUS - GEO ANALYSIS - ADVANCED EXPLORATIONS INC.
CUSIP 00765C108

STATE	.........SHARES	....ITEMS
**	34,000	3
DC	233	1
FL	14,500	2
KS	5,000	1
MA	1,600	2
MN	5,000	1
NJ		1
PA	2,000	1
TX	2,667	1
==	65,000	13

RECEIVED
2007 NOV -6 A 6:53

A D P PROXY PLUS - GEO ANALYSIS - ADVANCED EXPLORATIONS INC.
CUSIP 00765C108

STATE	.........SHARES	....ITEMS
==	65,000	13

FOR MINISTRY OF CONSUMER AND BUSINESS SERVICES RECEIPT PURPOSES ONLY

Ontario | Ministry of Consumer and Business Services | Ministère des Services aux consommateurs et aux entreprises | Companies and Personal Property Security Branch 393 University Ave Suite 200 Toronto ON M5G 2M2 | Direction des compagnies et des sûretés mobilières 393 av., University, bureau 200 Toronto ON M5G 2M2

For Ministry Use Only / À l'usage du ministère seulement
Page/Page 1 of/de 5

Form 1 - Ontario Corporation
Formule 1 - Personnes morales de l'Ontario

Initial Return/Notice of Change/
Rapport initial/Avis de modification
Corporations Information Act/*Loi sur les renseignements exigés des personnes morales*

Please type or print all information in block capital letters using black ink.
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1. Initial Return / Rapport initial — Notice of Change / Avis de modification
Business Corporation/ Société par actions: X
Not-For-Profit Corporation/ Personne morale sans but lucratif

2. Ontario Corporation Number / Numéro matricule de la personne morale en Ontario
000049014

3. Date of Incorporation or Amalgamation/ Date de constitution ou fusion
Year/Année 1944 Month/Mois 01 Day/Jour 27

For Ministry Use Only / À l'usage du ministère seulement

4. Corporation Name Including Punctuation/Raison sociale de la personne morale, y compris la ponctuation
ADVANCED EXPLORATIONS INC.

5. Address of Registered or Head Office/Adresse du siège social
c/o / a/s

Street No./Nº civique: 305 Street Name/Nom de la rue: DAVENPORT ROAD Suite/Bureau:
Street Name (cont'd)/Nom de la rue (suite)

City/Town/Ville: TORONTO ONTARIO, CANADA
Postal Code/Code postal: M5R 1K5

For Ministry Use Only/ À l'usage du ministère seulement

This CIA Form 1 submission was accepted for filing by the Companies and Personal Property Security Branch under Request ID 009313528 on 2007/07/05
This CIA Form 1 is not an MCBS ONBIS Report.
La présente Formule 1 prescrite par la Loi sur les sociétés par actions a été acceptée par la Direction des compagnies et des sûretés mobilières le 2007/07/05, sous le numéro de référence 009313528. Cette formule n'est pas un rapport issu du SINEO du MSCE.

6. Mailing Address/Adresse postale

X Same as Registered or Head Office/ Même que siège social

Not Applicable/ Ne s'applique pas

Street No./Nº civique
Street Name/Nom de la rue Suite/Bureau
Street Name (cont'd)/Nom de la rue (suite)
City/Town/Ville
Province, State/Province, État Country/Pays Postal Code/Code postal

7. Language of Preference/Langue préférée — English - Anglais: X French - Français:

8. **Information on Directors/Officers must be completed on Schedule A as requested.** If additional space is required, photocopy Schedule A./**Les renseignements sur les administrateurs ou les dirigeants doivent être fournis dans l'Annexe A, tel que demandé.** Si vous avez besoin de plus d'espace, vous pouvez photocopier l'Annexe A.

Number of Schedule A(s) submitted/Nombre d'Annexes A présentées: 4 (At least one Schedule A must be submitted/Au moins une Annexe A doit être présentée)

9. (Print or type name in full of the person authorizing filing / Dactylographier ou inscrire le prénom et le nom en caractères d'imprimerie de la personne qui autorise l'enregistrement)

I/We GARY WILLIAMS

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D) Director/Administrateur
O) X Officer /Dirigeant
P) Other individual having knowledge of the affairs of the Corporation/Autre personne ayant connaissance des activités de la personne morale

certify that the information set out herein, is true and correct.
atteste que les renseignements précités sont véridiques et exacts.

NOTE/REMARQUE : Sections 13 and 14 of the **Corporations Information Act** provide penalties for making false or misleading statements or omissions. Les articles 13 et 14 de la *Loi sur les renseignements exigés des personnes morales* prévoient des peines en cas de déclaration fausse ou trompeuse, ou d omission.

07200 (03/2002)

FOR MINISTRY OF CONSUMER AND BUSINESS SERVICES RECEIPT PURPOSES ONLY

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

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Page/Page 2 of/de 5

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Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 000049014

Date of Incorporation or Amalgamation / Date de constitution ou fusion
Year/Année 1944 Month/Mois 01 Day/Jour 27

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: WILLIAMS
First Name/Prénom: GARY
Middle Names/Autres prénoms:

Street Number/Numéro civique: 81
Suite/Bureau:

Street Name/Nom de la rue: JESSIE AVENUE
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: CAMPBELLVILLE
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L0P 1B0

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)
- Chair / Président du conseil
- Chair Person / Président du conseil
- Chairman / Président du conseil
- Chairwoman / Présidente du conseil
- Vice-Chair / Vice-président du conseil
- Vice-President / Vice-président
- Assistant Secretary / Secrétaire adjoint
- Assistant Treasurer / Trésorier adjoint
- Chief Manager / Directeur exécutif
- Executive Director / Directeur administratif
- Managing Director / Administrateur délégué
- Chief Executive Officer / Directeur général
- Chief Financial Officer / Agent en chef des finances
- Chief Information Officer / Directeur général de l'information
- Chief Operating Officer / Administrateur en chef des opérations
- Chief Administrative Officer / Directeur général de l'administration
- Comptroller / Contrôleur
- Authorized Signing Officer / Signataire autorisé
- Other (Untitled) / Autre (sans titre) X

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: X YES/OUI NO/NON
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Date Elected/Date d'élection: Year/Année 2005 Month/Mois 03 Day/Jour 01
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Month/Day)	2004 09 03	2004 09 03			2007 06 04
Date Ceased/Date de cessation (Year/Month/Day)	2007 06 04	2007 06 18			

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: GINGERICH
First Name/Prénom: JOHN
Middle Names/Autres prénoms:

Street Number/Numéro civique: 5623
Suite/Bureau:

Street Name/Nom de la rue: GOLDENBROOK DRIVE
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: MISSISSAUGA
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L5M 3W2

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)
- Chair / Président du conseil
- Chair Person / Président du conseil
- Chairman / Président du conseil X
- Chairwoman / Présidente du conseil
- Vice-Chair / Vice-président du conseil
- Vice-President / Vice-président
- Assistant Secretary / Secrétaire adjoint
- Assistant Treasurer / Trésorier adjoint
- Chief Manager / Directeur exécutif
- Executive Director / Directeur administratif
- Managing Director / Administrateur délégué
- Chief Executive Officer / Directeur général
- Chief Financial Officer / Agent en chef des finances
- Chief Information Officer / Directeur général de l'information
- Chief Operating Officer / Administrateur en chef des opérations
- Chief Administrative Officer / Directeur général de l'administration
- Comptroller / Contrôleur
- Authorized Signing Officer / Signataire autorisé
- Other (Untitled) / Autre (sans titre)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: X YES/OUI NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2004 Month/Mois 09 Day/Jour 02
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Month/Day)	2007 06 04				2007 06 04
Date Ceased/Date de cessation (Year/Month/Day)					

FOR MINISTRY OF CONSUMER AND BUSINESS SERVICES RECEIPT PURPOSES ONLY

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only
À l'usage du ministère seulement

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Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 000049014

Date of Incorporation or Amalgamation / Date de constitution ou fusion: Year/Année 1944 Month/Mois 01 Day/Jour 27

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/Prénom	Middle Names/Autres prénoms
RIVARD	BENOIT	

Street Number/Numéro civique: 52308 Suite/Bureau: 26

Street Name/Nom de la rue: RANGE ROAD

Street Name (cont'd)/Nom de la rue (suite): 214 SHERWOOD PARK

City/Town/Ville: SHERWOOD PARK

Province, State/Province, État	Country/Pays	Postal Code/Code postal
ALBERTA	CANADA	T8E 1H4

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)
Chair / Président du conseil
Chair Person / Président du conseil
Chairman / Président du conseil
Chairwoman / Présidente du conseil
Vice-Chair / Vice-président du conseil
Vice-President / Vice-président
Assistant Secretary / Secrétaire adjoint
Assistant Treasurer / Trésorier adjoint
Chief Manager / Directeur exécutif
Executive Director / Directeur administratif
Managing Director / Administrateur délégué
Chief Executive Officer / Directeur général
Chief Financial Officer / Agent en chef des finances
Chief Information Officer / Directeur général de l'information
Chief Operating Officer / Administrateur en chef des opérations
Chief Administrative Officer / Directeur général de l'administration
Comptroller / Contrôleur
Authorized Signing Officer / Signataire autorisé
Other (Untitled) / Autre (sans titre)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: X YES/OUI NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2005 Month/Mois 03 Day/Jour 01

Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/Prénom	Middle Names/Autres prénoms
MANCINI	CLARA	

Street Number/Numéro civique: 500 Suite/Bureau: 301

Street Name/Nom de la rue: SCARLETT ROAD

Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: ETOBICOKE

Province, State/Province, État	Country/Pays	Postal Code/Code postal
ONTARIO	CANADA	M9P 2S1

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)
Chair / Président du conseil
Chair Person / Président du conseil
Chairman / Président du conseil
Chairwoman / Présidente du conseil
Vice-Chair / Vice-président du conseil
Vice-President / Vice-président
Assistant Secretary / Secrétaire adjoint
Assistant Treasurer / Trésorier adjoint
Chief Manager / Directeur exécutif
Executive Director / Directeur administratif
Managing Director / Administrateur délégué
Chief Executive Officer / Directeur général
Chief Financial Officer / Agent en chef des finances
Chief Information Officer / Directeur général de l'information
Chief Operating Officer / Administrateur en chef des opérations
Chief Administrative Officer / Directeur général de l'administration
Comptroller / Contrôleur
Authorized Signing Officer / Signataire autorisé
Other (Untitled) / Autre (sans titre)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: X YES/OUI NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2004 Month/Mois 07 Day/Jour 14

Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

FOR MINISTRY OF CONSUMER AND BUSINESS SERVICES RECEIPT PURPOSES ONLY

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only
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Page/Page 4 of/de 5

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Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 000049014

Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour): 1944 01 27

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/Prénom	Middle Names/Autres prénoms
BRADISH	LYNDON	

Street Number/Numéro civique: 845
Suite/Bureau:
Street Name/Nom de la rue: CLEARWATER BAY ROAD
Street Name (cont'd)/Nom de la rue (suite): 1/F, BLOCK 2
City/Town/Ville: SAI KUNG, N.T
Province, State/Province, État:
Country/Pays: HONG KONG
Postal Code/Code postal:

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser): Chair / Président du conseil; Chair Person / Président du conseil; Chairman / Président du conseil; Chairwoman / Présidente du conseil; Vice-Chair / Vice-président du conseil; Vice President / Vice-président; Assistant Secretary / Secrétaire adjoint; Assistant Treasurer / Trésorier adjoint; Chief Manager / Directeur exécutif; Executive Director / Directeur administratif; Managing Director / Administrateur délégué; Chief Executive Officer / Directeur général; Chief Financial Officer / Agent en chef des finances; Chief Information Officer / Directeur général de l'information; Chief Operating Officer / Administrateur en chef des opérations; Chief Administrative Officer / Directeur général de l'administration; Comptroller / Contrôleur; Authorized Signing Officer / Signataire autorisé; Other (Untitled) / Autre (sans titre)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: YES/OUI ___ X NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/Date d'élection	2005	03	15
Date Ceased/Date de cessation	2007	01	09

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/Prénom	Middle Names/Autres prénoms
GOSSIN	MARK	

Street Number/Numéro civique: 37
Suite/Bureau:
Street Name/Nom de la rue: LOWER LINKS ROAD
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M2P 1H5

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser): Chair / Président du conseil; Chair Person / Président du conseil; Chairman / Président du conseil; Chairwoman / Présidente du conseil; Vice-Chair / Vice-président du conseil; Vice-President / Vice-président; Assistant Secretary / Secrétaire adjoint; Assistant Treasurer / Trésorier adjoint; Chief Manager / Directeur exécutif; Executive Director / Directeur administratif; Managing Director / Administrateur délégué; Chief Executive Officer / Directeur général; Chief Financial Officer / Agent en chef des finances; Chief Information Officer / Directeur général de l'information; Chief Operating Officer / Administrateur en chef des opérations; Chief Administrative Officer / Directeur général de l'administration; Comptroller / Contrôleur; Authorized Signing Officer / Signataire autorisé; Other (Untitled) / Autre (sans titre)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: X YES/OUI ___ NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/Date d'élection	2007	01	09
Date Ceased/Date de cessation			

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					2007 01 09
Date Ceased/Date de cessation					

FOR MINISTRY OF CONSUMER AND BUSINESS SERVICES RECEIPT PURPOSES ONLY

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only / À l'usage du ministère seulement
Page/Page 5 of/de 5

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 000049014

Date of Incorporation or Amalgamation / Date de constitution ou fusion: Year/Année 1944 Month/Mois 01 Day/Jour 27

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: MATYSEK
First Name/Prénom: PAUL
Middle Names/Autres prénoms:
Street Number/Numéro civique: 3670 Suite/Bureau:
Street Name/Nom de la rue: MCKECHNIE AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: WEST VANCOUVER
Province, State/Province, État: BRITISH COLUMBIA
Country/Pays: CANADA
Postal Code/Code postal: V7V 2M6

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: X YES/OUI NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2005 Month/Mois 03 Day/Jour 01
Date Ceased/Date de cessation: Year/Année 2006 Month/Mois 11 Day/Jour 09

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser): Chair / Président du conseil; Chair Person / Président du conseil; Chairman / Président du conseil; Chairwoman / Présidente du conseil; Vice-Chair / Vice-président du conseil; Vice-President / Vice-président; Assistant Secretary / Secrétaire adjoint; Assistant Treasurer / Trésorier adjoint; Chief Manager / Directeur exécutif; Executive Director / Directeur administratif; Managing Director / Administrateur délégué; Chief Executive Officer / Directeur général; Chief Financial Officer / Agent en chef des finances; Chief Information Officer / Directeur général de l'information; Chief Operating Officer / Administrateur en chef des opérations; Chief Administrative Officer / Directeur général de l'administration; Comptroller / Contrôleur; Authorized Signing Officer / Signataire autorisé; Other (Untitled) / Autre (sans titre)

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: BOTES
First Name/Prénom: DANIEL
Middle Names/Autres prénoms: M.
Street Number/Numéro civique: 184 Suite/Bureau:
Street Name/Nom de la rue: SEATON STREET
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M5A 2T4

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: X YES/OUI NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2007 Month/Mois 06 Day/Jour 05
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination					2007 06 04
Date Ceased/Date de cessation					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser): Chair / Président du conseil; Chair Person / Président du conseil; Chairman / Président du conseil; Chairwoman / Présidente du conseil; Vice-Chair / Vice-président du conseil; Vice-President / Vice-président; Assistant Secretary / Secrétaire adjoint; Assistant Treasurer / Trésorier adjoint; Chief Manager / Directeur exécutif; Executive Director / Directeur administratif; Managing Director / Administrateur délégué; Chief Executive Officer / Directeur général; Chief Financial Officer / Agent en chef des finances; Chief Information Officer / Directeur général de l'information; Chief Operating Officer / Administrateur en chef des opérations; Chief Administrative Officer / Directeur général de l'administration; Comptroller / Contrôleur; Authorized Signing Officer / Signataire autorisé; Other (Untitled) / Autre (sans titre)

Ontario Ministry of Consumer and Business Services / Ministère des Services aux consommateurs et aux entreprises
Companies and Personal Property Security Branch, 393 University Ave Suite 200, Toronto ON M5G 2M2
Direction des compagnies et des sûretés mobilières, 393 av. University, bureau 200, Toronto ON M5G 2M2

For Ministry Use Only / À l'usage du ministère seulement
Page/Page 1 of/de ______

Form 1 - Ontario Corporation
Formule 1 - Personnes morales de l'Ontario

Initial Return/Notice of Change/ Rapport initial/Avis de modification
Corporations Information Act/*Loi sur les renseignements exigés des personnes morales*

1. | | Initial Return / Rapport initial | Notice of Change / Avis de modification |
|---|---|---|
| Business Corporation/ Société par actions | | X |
| Not-For-Profit Corporation/ Personne morale sans but lucratif | | |

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

2. Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 49014

3. Date of Incorporation or Amalgamation/ Date de constitution ou fusion — Year/Année 1944, Month/Mois 01, Day/Jour 27

For Ministry Use Only/ À l'usage du ministère seulement

4. Corporation Name Including Punctuation/Raison sociale de la personne morale, y compris la ponctuation:
ADVANCED EXPLORATIONS INC.

5. Address of Registered or Head Office/Adresse du siège social
c/o / a/s:
Street No./N° civique: 73 — Street Name/Nom de la rue: Richmond Street West — Suite/Bureau: 102
Street Name (cont'd) Nom de la rue (suite):
City/Town/Ville: Toronto — ONTARIO, CANADA
Postal Code/Code postal: M5H 1Z4

For Ministry Use Only/ À l'usage du ministère seulement

COPY
DELIVERED MAR 2 9 2005

6. Mailing Address/Adresse postale
[ ] Same as Registered or Head Office/ Même que siège social
[X] Not Applicable/ Ne s'applique pas
Street No./N° civique: 81
Street Name/Nom de la rue: Jessie Avenue, Box 227 — Suite/Bureau:
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: Campbellville
Province, State/Province, État: Ontario — Country/Pays: Canada — Postal Code/Code postal: L0P 1B0

7. Language of Preference/Langue préférée — English - Anglais [X] French - Français [ ]

8. Information on Directors/Officers must be completed on Schedule A as requested. If additional space is required, photocopy Schedule A/Les renseignements sur les administrateurs ou les dirigeants doivent être fournis dans l'Annexe A, tel que demandé. Si vous avez besoin de plus d'espace, vous pouvez photocopier l'Annexe A.

Number of Schedule A(s) submitted/Nombre d'Annexes A présentées: 5 (At least one Schedule A must be submitted/Au moins une Annexe A doit être présentée)

9. (Print or type name in full of the person authorizing filing / Dactylographier ou inscrire le prénom et le nom en caractères d'imprimerie de la personne qui autorise l'enregistrement)

I/Je Lorne Albaum

certify that the information set out herein, is true and correct.
atteste que les renseignements précisés sont véridiques et exacts.

Check appropriate box / Cocher la case pertinente
D) [ ] Director/Administrateur
O) [ ] Officer /Dirigeant
P) [X] Other individual having knowledge of the affairs of the Corporation/Autre personne ayant connaissance des activités de la personne morale

NOTE/REMARQUE : Sections 13 and 14 of the *Corporations Information Act* provide penalties for making false or misleading statements or omissions. Les articles 13 et 14 de la *Loi sur les renseignements exigés des personnes morales* prévoient des peines en cas de déclaration fausse ou trompeuse, ou d'omission.

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only / À l'usage du ministère seulement
Page/Page _____ of/de _____

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 49014

Date of Incorporation or Amalgamation / Date de constitution ou fusion: Year/Année 1944 Month/Mois 01 Day/Jour 27

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/Prénom	Middle Names/Autres prénoms
Gingerich	John	F.

Street Number/Numéro civique: 5523 Suite/Bureau:
Street Name/Nom de la rue: Haldenbrook Drive
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: Mississauga
Province, State/Province, État: Ontario Country/Pays: Canada Postal Code/Code postal: L5M 3W2

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only./Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2004 Month/Mois 09 Day/Jour 02
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	OTHER/AUTRE
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser): Chair/Président du conseil; Chair Person/Président du conseil; Chairman/Président du conseil; Chairwoman/Présidente du conseil; Vice-Chair/Vice-président du conseil; Vice-President/Vice-président; Assistant Secretary/Secrétaire adjoint; Assistant Treasurer/Trésorier adjoint; Chief Manager/Directeur exécutif; Executive Director/Directeur administratif; Managing Director/Administrateur délégué; Chief Executive Officer/Directeur général; Chief Financial Officer/Agent en chef des finances; Chief Information Officer/Directeur général de l'information; Chief Operating Officer/Administrateur en chef des opérations; Chief Administrative Officer/Directeur général de l'administration; Comptroller/Contrôleur; Authorized Signing Officer/Signataire autorisé; Other (Untitled)/Autre (sans titre)

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/Prénom	Middle Names/Autres prénoms
[illegible]ss	David	Andrew

Street Number/Numéro civique: [illegible] Suite/Bureau:
Street Name/Nom de la rue: Hunter Street
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: Toronto
Province, State/Province, État: Ontario Country/Pays: CANADA Postal Code/Code postal: M4J 1C1

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only./Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 2004 Month/Mois 09 Day/Jour 02
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	OTHER/AUTRE
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser): Chair/Président du conseil; Chair Person/Président du conseil; Chairman/Président du conseil; Chairwoman/Présidente du conseil; Vice-Chair/Vice-président du conseil; Vice-President/Vice-président; Assistant Secretary/Secrétaire adjoint; Assistant Treasurer/Trésorier adjoint; Chief Manager/Directeur exécutif; Executive Director/Directeur administratif; Managing Director/Administrateur délégué; Chief Executive Officer/Directeur général; Chief Financial Officer/Agent en chef des finances; Chief Information Officer/Directeur général de l'information; Chief Operating Officer/Administrateur en chef des opérations; Chief Administrative Officer/Directeur général de l'administration; Comptroller/Contrôleur; Authorized Signing Officer/Signataire autorisé; Other (Untitled)/Autre (sans titre)

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only / À l'usage du ministère seulement
Page/Page ____ of/de ____

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année, Month/Mois, Day/Jour)
49014	1944 01 27

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	Williams
First Name/Prénom	Gary
Middle Names/Autres prénoms	
Street Number/Numéro civique	
Suite/Bureau	
Street Name/Nom de la rue	Jessie Avenue
Street Name (cont'd)/Nom de la rue (suite)	
City/Town/Ville	Campbellville
Province, State/Province, État	Ontario
Country/Pays	Canada
Postal Code/Code postal	L0P 1B0

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: 2005 03 01
Date Ceased/Date de cessation:

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)	2004 09 02	2004 09 02			
Date Ceased/Date de cessation					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	Howell
First Name/Prénom	Mirella
Middle Names/Autres prénoms	
Street Number/Numéro civique	
Suite/Bureau	
Street Name/Nom de la rue	Rosebury Lane
Street Name (cont'd)/Nom de la rue (suite)	
City/Town/Ville	Woodbridge
Province, State/Province, État	Ontario
Country/Pays	CANADA
Postal Code/Code postal	L4L 3Z1

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: 2004 07 14
Date Ceased/Date de cessation: 2005 03 01

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/Date de cessation					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser)

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only
À l'usage du ministère seulement
Page/Page ____ of/de ____

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion Year/Année	Month/Mois	Day/Jour
49014	1944	01	27

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: Mancini
First Name/Prénom: Clara
Middle Names/Autres prénoms:

Street Number/Numéro civique: 48
Suite/Bureau:
Street Name/Nom de la rue: The Westway
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: Toronto
Province, State/Province, État: Ontario
Country/Pays: CANADA
Postal Code/Code postal: M9P 2B2

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/Date d'élection	2004	07	14
Date Ceased/Date de cessation			

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	OTHER/AUTRE
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser): Chair/Président du conseil; Chair Person/Président du conseil; Chairman/Président du conseil; Chairwoman/Présidente du conseil; Vice-Chair/Vice-président du conseil; Vice-President/Vice-président; Assistant Secretary/Secrétaire adjoint; Assistant Treasurer/Trésorier adjoint; Chief Manager/Directeur exécutif; Executive Director/Directeur administratif; Managing Director/Administrateur délégué; Chief Executive Officer/Directeur général; Chief Financial Officer/Agent en chef des finances; Chief Information Officer/Directeur général de l'information; Chief Operating Officer/Administrateur en chef des opérations; Chief Administrative Officer/Directeur général de l'administration; Comptroller/Contrôleur; Authorized Signing Officer/Signataire autorisé; Other (Untitled)/Autre (sans titre)

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: Ginadis
First Name/Prénom: George
Middle Names/Autres prénoms:

Street Number/Numéro civique: --
Suite/Bureau:
Street Name/Nom de la rue: Glendale Road
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: Thornhill
Province, State/Province, État: Ontario
Country/Pays: CANADA
Postal Code/Code postal: L3T 6Y3

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/Date d'élection	2004	07	14
Date Ceased/Date de cessation	2005	03	01

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	OTHER/AUTRE
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

*OTHER TITLES (Please Specify) / *AUTRES TITRES (Veuillez préciser): Chair/Président du conseil; Chair Person/Président du conseil; Chairman/Président du conseil; Chairwoman/Présidente du conseil; Vice-Chair/Vice-président du conseil; Vice-President/Vice-président; Assistant Secretary/Secrétaire adjoint; Assistant Treasurer/Trésorier adjoint; Chief Manager/Directeur exécutif; Executive Director/Directeur administratif; Managing Director/Administrateur délégué; Chief Executive Officer/Directeur général; Chief Financial Officer/Agent en chef des finances; Chief Information Officer/Directeur général de l'information; Chief Operating Officer/Administrateur en chef des opérations; Chief Administrative Officer/Directeur général de l'administration; Comptroller/Contrôleur; Authorized Signing Officer/Signataire autorisé; Other (Untitled)/Autre (sans titre)

Form 1 - Ontario Corporation/Formule 1 - Personnes morales de l'Ontario
Schedule A/Annexe A

For Ministry Use Only / À l'usage du ministère seulement
Page/Page ____ of/de ____

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 49014

Date of Incorporation or Amalgamation / Date de constitution ou fusion: Year/Année 1944 Month/Mois 01 Day/Jour 27

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: Bradish
First Name/Prénom: Charles
Middle Names/Autres prénoms: Lyndon
Street Number/Numéro civique: 345
Suite/Bureau:
Street Name/Nom de la rue: Clearwater Bay Road
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: Sai Kung
Province, State/Province, État: NT
Country/Pays: Hong Kong
Postal Code/Code postal:

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aei
Advanced Explorations Inc

NEWS RELEASE

FOR IMMEDIATE RELEASE: September 27th, 2007

Advanced Explorations Inc. Announces
Private Placement Financing

Toronto, Ontario, September 27, 2007: Advanced Explorations Inc. (the "Company") is pleased to announce that it intends to raise up to $5,000,000 through non-brokered private placement sales of units in the Company at the price of $1.45 per unit. Each unit comprises one common share of the Company and one half share purchase warrant, wherein each whole share purchase warrant shall be exercisable at the price of $2.00 per common share. All warrants are exercisable for a term of 2 years from the date of distribution of the units. In connection with the private placement and subject to approval by the TSX Venture Exchange, a finder's fee or commission of up to 8% cash and up to 8% compensation warrants may be paid.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: September 25st, 2007

AEI Moving Forward on Engineering Studies

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce that the Company continues to deliver sound progress in the fast track program for the Roche Bay iron project. This program is designed to provide the necessary elements for an economic development decision within the next 26-30 months.

While AEI is able to leverage off the wealth of historical information on the project to implement what is essentially an "advanced exploration" program, the historical work does not meet current regulatory standards. Results delivered by the AEI program which meet today's requirements continue to validate previous studies and in a significant number of areas, enhance previous assumptions.

John Gingerich, AEI President and CEO, commented:

"Our primary objective is to complete a scoping/pre-feasibility study by the second quarter of next year and then move directly into a full feasibility study. At the same time we are carrying out additional activities typically linked to the feasibility phase. These include the bulk materials handling and ship-loading systems studies currently being conducted by Giddings Engineering. We are also into the second year of our baseline environmental studies which would normally be part of the mine permitting process.

Consequently, while AEI may not yet have a published resource, we are well on our way to defining our port facilities. This reflects our own faith in the strength of the evidence available to us to date."

The Company has engaged a number of contractors to help with its evaluation of the Roche Bay iron deposits. EBA Engineering (EBA) is in the second year of base line environmental studies and is also undertaking geotechnical and civil engineering studies. North Oceandynamics has completed bathymetry data collection of Roche Bay which will be used to support port design studies. Giddings Engineering as previously stated is to provide a report on the bulk materials handling and ship-loading.

AEI will be presenting a talk on the Roche Bay project at the upcoming EU Iron Ore Insights Conference in Berlin, Germany, October 10th to 11th, 2007.

Gary Williams P. Geo and VP of Advanced Explorations Inc is the QP within the meaning of 43-101, and has reviewed and approved the content of this release.

ON BEHALF OF THE BOARD

John Gingerich P. Geo, President & CEO
Tel: 1-416-203-0057

About Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron deposit acquisition and exploration with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of the world's premier development opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

NEWS RELEASE

FOR IMMEDIATE RELEASE: September 18th, 2007

Advanced Explorations Inc. Expands Definition of the C Zone at Roche Bay

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce additional results from the C Zone mapping and drilling program on the Roche Bay magnetite project located on the East Melville Peninsula, Nunavut. The drill program is currently focused on systematically defining the mineralization of the main part of the "C" Zone over a strike length of 4000 metres. Results from mapping, drilling and geophysics indicate an average width of over 200 metres for zone 1, with widths up to 300m wide in the northern part of the zone.

Holes drilled on sections 4200S, 4600S and 5000S intersected banded iron formation over true thicknesses of approximately 230m, 160m and 210m respectively. These results compare well to the previously reported thicknesses of 240m on Section 1400S and 295m on Section 1800S. Zone 1 on line 2200S has a thickness of about 155 meters but is cut by a 50 metre thick gabbroic dyke that significantly disrupts the zone on this line. The drilling continues to refine the definition of Zone 1. Assays are pending.

The Roche Bay iron formation deposits are interpreted to be steeply dipping isoclinally folded iron formation flanked by calc-silicate metasediments. Geologic analysis suggested the eastern flank of the "C" Zone which has a mapped strike of over 5000 metres has been intruded by late stage gabbroic dykes that locally transect the entire zone. The current program is focused on the western flank of the C Zone which was one of 5 zones (A, B, C, D and E) identified in previous exploration programs undertaken in the early 1980s. Based on the field work in 1982, 1.14 billion tonnes was estimated in the 5 zones with an iron grade between 24% and 34%. The potential quantity and grade is conceptual in nature, as there has been insufficient exploration to define a mineral resource. Although these historical references of resource potential are relevant to recognizing the potential of the Roche Bay property, they should not be relied upon and accordingly no claim to resources under NI 43-101 is made. The Company has not verified the classification of the historic resource references and is not treating them as NI 43-101 defined resources as defined in Sections 1.2 and 1.3 of NI 43-101.

Gary Williams P. Geo and VP of Advanced Explorations Inc is the QP within the meaning of 43-101. The QP has reviewed and who approves the content of this release.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

aei Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: September 13th, 2007

Advanced Exploration Reports 243 Metres of 30.3% Fe.

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce assay results from drill section 1800S on the C Zone at Roche Bay. Hole RB-07-07 (drilled to the east) intersected 242.96 metres of banded iron formation averaging 30.3% Fe, including an interval of 98.67 metres that averaged 31.0% Fe. Hole RB-07-04 which tested the width of the zone to the west intersected 168.19 metres of banded iron formation. The first 48.6 metres of banded iron formation averaged 24.8% Fe and mineralization over the entire zone averaged 21.0% Fe. Both holes were drilled in an area of shallow overburden from the same location. One hole was drilled to the east and the other to the west at -45^0. A summary of the drill results from the main mineralized zone are listed in the table below.

The Company reported on September 4, 2007 that the main zone has a true width of about 242 metres on line 1400S. Drilling on line 1800S indicates an approximate true width of the zone of 295 metres. The width and grades of the banded iron formation on line 1800S are very encouraging. Drilling indicates the zone grades higher toward the western flank but still has significant grades over the entire width. Work to date indicates substantial potential in the C Zone, which is a standalone target with significant size potential.

DDH Summary Line 1800S

Section	Hole	From (m)	To (m)	Interval (m)	Total Fe (%)
1800S	RB-07-04	4.00	172.19	168.19	21.0
	Including	4.00	52.60	48.60	24.8
1800S	RB-07-07	6.00	248.96	242.96	30.3
	Including	27.00	125.67	98.67	31.0

"Results to date continue to verify the size and grade potential of the Roche Bay project." Mr Gingerich, President and CEO of Advanced Explorations Inc went on to say; "Our drill program is currently focused on completing the drill sections between 1400S and 5000S. Once this drilling is completed we will test the zone along strike both to the north

and south. We are currently in discussions with our drill contractor as to the possibility of adding additional drills to allow us to accelerate the current program and evaluate the other zones."

The Roche Bay, iron formation deposits are interpreted to be steeply dipping isoclinally folded iron formation flanked by calc-silicate metasediments. Geologic analysis suggested the eastern flank of the "C" Zone which has a mapped strike of over 5000 metres has been intruded by late stage gabbroic dykes. The current program is focused on the western flank of the C Zone which was one of 5 zones (A, B, C, D and E) identified in previous exploration programs undertaken in the early 1980s. Based on the field work in 1982, 1.14 billion tonnes was estimated in the 5 zones with an iron grade between 24% and 34%. The potential quantity and grade is conceptual in nature, as there has been insufficient exploration to define a mineral resource. Although these historical references of resource potential are relevant to recognizing the potential of the Roche Bay property, they should not be relied upon and accordingly no claim to resources under NI 43-101 is made. The Company has not verified the classification of the historic resource references and is not treating them as NI 43-101 defined resources as defined in Sections 1.2 and 1.3 of NI 43-101.

The geologic information within this release is in part extracted from a qualifying report filed on Sedar (Paul Palmer, et al of Golder Associates Ltd.). Gary Williams P. Geo and VP of Advanced Explorations Inc is the QP within the meaning of 43-101, and has reviewed and approve the content of this release.

Analysis: All the drill core analysis reported in this release was performed by SGS Laboratories (Lakefield) using XRF techniques to report total elemental composition. The company augments the laboratory QA/QC procedures by selectively adding additional control samples. Core sample intervals are 1 metres except where intervals cross geologic boundaries in which case the length is adjusted accordingly.

ON BEHALF OF THE BOARD

John Gingerich P. Geo, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

NEWS RELEASE

FOR IMMEDIATE RELEASE: September 4th, 2007

Advanced Exploration Intersects Higher Grades than expected: 185 Metres of 31.7% Fe.

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce assay results from the first fence of holes drilled on Section 1400S. Hole RB-07-02E intersected 185 metres of banded iron formation averaging 31.7% Fe which included an interval of 82 metres averaging 34.0% Fe. Hole RB-07-03W drilled from the same collar location but opposite direction intersected 145 metres of banded iron formation averaging 28.8% Fe which includes an interval of 46.8 metres that averaged 34.1% Fe. The Company is very encouraged by these results that are significantly higher than reported in DDH-82-C1 drilled on the same section in 1982.

"We are pleased with the assay results from the first holes." Mr Gingerich, President and CEO of Advanced Explorations Inc went on to say; "Additional work is required to fully explain the higher grades than reported in 1982 drilling. These preliminary findings are certainly encouraging and may justify twinning some of the drill holes on the other Zones (A, B, D and E) that were the focus of the 1982 drilling to see if similar results can be obtained."

The drilling on 1400S indicates the main body (zone 1) of the C Zone has significant iron mineralization over a true width of about 240 metres. The potential for significant widths at higher grade is also indicated. Reports from the SGS lab also indicate most of the iron mineralization is magnetite. In the higher grade sections there is a strong relationship between total Fe content and Satmagan determined magnetite content (pure magnetite, Fe_2O_3, contains ~ 72% Fe).

The Roche Bay, iron formation deposits are interpreted to be steeply dipping isoclinally folded iron formation flanked by calc-silicate metasediments. Geologic analysis suggested the eastern flank of the "C" Zone which has a mapped strike of over 5000 metres has been intruded by late stage gabbroic dykes. The current program is focused on the western flank of the C Zone which was one of 5 zones (A, B, C, D and E) identified in previous exploration programs undertaken in the early 1980s. Based on the field work in 1982, 1.14 billion tonnes was estimated in the 5 zones with an iron grade between 24% and 34%. The potential quantity and grade is conceptual in nature, as there has been insufficient exploration to define a mineral resource. Although these historical references of resource potential are relevant to recognizing the potential of the Roche Bay property, they should not be relied upon and accordingly no claim to resources under NI 43-101 is made. The Company has not verified the classification of the historic resource references and is not treating them as NI 43-101 defined resources as defined in Sections 1.2 and 1.3 of NI 43-101.

DDH Summary 1400S

Section	Hole	From (m)	To (m)	Interval (m)	Total Fe (%)	Fe_2O_3 (%)
1400S	RB-07-02E	6	191.0	185.0	31.7	36.2
	Including	10	92.0	82.0	34.0	44.5
1400S	RB-07-03W	5	150.0	145.0	28.8	31.6
	Including	7	53.8	46.8	34.1	45.1
1982 Data						
1400S	*DDH-82-C1**	*19.2*	*249.3*	*230.1*	*25.7*	*NA*
	including	*19.2*	*178.2*	*159.0*	*29.1*	*NA*

** Hole was drilled in1982 using BQ core. There are QA/QC issues and insufficient core to re-assay this hole. Thus information provided as a reference only. Drill hole DDH-82-C1 is located 100 metres to the east of RB-07-02E and drilled a crossing pattern (scissored). The first 150m of mineralization is expected to be comparable to the RB-07-02E results. Lower values are noted in the 1982 program.*

The Company continues to drill on site and provisions are being made to extend the current drill campaign. Results on two additional drill fences on zone 1 are expected to be released shortly once internal review and QA/QC are completed. However, with the mining industry going "flat out" the Company is experiencing the same backlogs of analysis as reported by other companies.

The geologic information within this release is in part extracted from a qualifying report filed on Sedar (Paul Palmer, et al of Golder Associates Ltd.). Gary Williams P. Geo and VP of Advanced Explorations Inc is the QP within the meaning of 43-101, and has reviewed and approve the content of this release.

Analysis: All the recent drill core analysis reported in this release was performed by SGS Lakefield Research. At SGS samples are analyzed for total Fe using XRF techniques. SGS also undertakes Satmagan analysis to estimate the portion of magnetic iron (Fe_2O_3). The company augments the laboratory QA/QC procedures by selectively adding additional control samples. Core sample intervals are 1 metre except where intervals cross geologic boundaries in which case the sample length is adjusted accordingly.

ON BEHALF OF THE BOARD

John Gingerich P. Geo, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of

the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, John Gingerich, President and Chief Executive Officer of Advanced Explorations Inc., certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Advanced Explorations Inc.** (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007______________

"John Gingerich"

____

Signature
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Marck Gossin, Chief Financial Officer of Advanced Explorations Inc., certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Advanced Explorations Inc.** (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: 29 AUG 07

Signature
Chief Financial Officer

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

This Mangement Discussion and Analysis (MD&A) is dated August 29, 2007 and reviews the business of Advanced Explorations Inc. (the "Company" or "AEI") for the six month period ended June 30, 2007 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2006. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars. This MD&A and the accompanying unaudited interim consolidated financial statements and related notes for the six month period ended June 30, 2007 have been approved by the Company's audit committee and Board of Directors.

This MD&A contains certain forward looking statements, such as statements regarding potential mineralization, reserves and exploration results and future plans and objectives of the Company that are subject to various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Core Business Strategy

In a departure from its initial focus on technology related opportunities, the Company has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the resource sector. The Company identified the Roche Bay iron ore magnetite project (the "Roche Bay Project") which is located on the east coast of the Melville Peninsula, Nunavut Territory, Canada. Its proximity to a natural port makes it one of the world's premier iron ore opportunities. The Company successfully completed the Option Agreement (as defined herein) to earn an interest in the Roche Bay Project and related financing on June 4, 2007. The Company also expanded its iron ore exploration and mining capabilities with the acquisition of strategic management personnel as part of the acquisition of the option on the Roche Bay Project. AEI now has the management, technical and exploration experience and expertise to rapidly advance the Roche Bay Project, as well as develop new opportunities in the area and globally.

With the acquisition of the Roche Bay Project the Company has taken steps to establish itself as a significant iron ore exploration and development company. With a core focus on iron ore and in particular the objective to fast track exploration and development efforts on the Roche Bay Project, the Company entered into discussions to assign its technology assets. On July 17, 2007 the Company entered into an agreement with Pinpoint Xploration Inc ("Pinpoint") whereby the rights of AEI to Laser Diagnostic Instruments International Inc ("LDI^3")airborne laser fluorescence technology were

assigned to Pinpoint for a 10% equity interest in Pinpoint. Future opportunities in the resource sector utilizing this technology will be pursued through Pinpoint.

Technology

With the core focus of the Company on the development of the Roche Bay Project and other iron ore projects, management of AEI entered into discussions to assign their non-core assets.

On July 17, 2007 the Company announced that it had entered into an Assignment and Assumption Agreement with PinPoint with respect to the License Agreement for laser technology used in the exploration of petroleum resources between AEI and LDI[3]. Under this Assignment and Assumption Agreement, AEI assigned the License Agreement to PinPoint along with all right, title and interest of AEI to that agreement, with PinPoint assuming all obligations of AEI under the License Agreement and performing all obligations of AEI. As partial consideration for this assignment and assumption, PinPoint agreed to allot and issue to AEI 111,111 ordinary shares in the capital of PinPoint by August 30, 2007, which shares will represent, immediately following their issue to AEI, 10% of the issued and outstanding ordinary shares in the capital of PinPoint. AEI has the right to participate in any future financings to maintain its equity interest.

Mining Properties – Roche Bay Iron Ore Project

The Roche Bay Project was discovered over 40 years ago. Work undertaken in the 1960s, 1970s and 1980s has been summarized in a NI43-101 compliant report by Golder Associates (Palmer, et al) filed on SEDAR. While the work is not to current standards it clearly demonstrates the potential for an extremely large iron ore deposit located on high water. Previous metallurgical work, some of which has been recently verified by SGS Lakefield, indicates the potential to produce a quality product. The potential size and location of the project was the motivation for AEI to enter into the Option Agreement with Roche Bay Plc ("Roche Bay").

The Company entered into an agreement with Roche Bay dated January 29, 2007 whereby they have the option to acquire up to a 50.1% interest in the Roche Bay Project located on the east coast of the Melville Peninsula, Nunavut Territory, Canada (the "Option Agreement"). On June 4, 2007 the Company completed the Option Agreement and associated $11,590,750 financing. The Company's stock had been halt from trading from January 29, 2007 to June 7, 2007 during the completion of the financing and change of business. The Company also successfully migrated from the TSX: NEX to the TSX Venture Exchange. The stock was halted at $0.31 and opened at $1.71 on the first day of trading.

Under the Option Agreement, the Company was required to issue restricted share rights totalling 12,000,000 to Roche Bay and made cash payment of $250,000 under the Option Agreement, as well as complete certain performance requirements. Each restricted share

right will entitle the holder to purchase one share of the Company with an exercise price for the restricted share right ranging from $0.35 to $1.00. The Company's interest in the Roche Bay Project is based on performance and completion of certain milestones which includes;

- 10% upon completing 15,000 metres of drilling
- 20% upon completing 30,000 meters of drilling and pre-feasibility study
- 10% upon completion of a feasibility study
- 10.1% upon receiving mine permit.

Upon the exercise of its option on the Roche Bay Project, the Company will form a joint venture with Roche Bay to construct and operate a mine. To maintain operatorship of the Joint Venture and its interest in the Roche Bay Project, AEI must meet certain additional milestones which include providing the financing for the Roche Bay Project as defined in the Company's March 30, 2007 press release. Subject to Roche Bay's approval, there are provisions in the Option Agreement should AEI bring a suitable investor/partner for Roche Bay to dilute to 33%.

.

The Roche Bay Project consists of 4 mining leases on outcroppings of a banded iron formation. The eastern most exposures are ideally located: being within 6 kilometers of tide water. Airborne magnetics and ground mapping indicate approximately 13 km of iron formation within the two eastern leases. Similar strike potential has been identified on the other two leases.

With the short field season and competition for drills the Company prior to the close of the financing undertook a series of non-recourse debt financings to allow for mobilization of a camp and drills to the site in May. The first drill began drilling mid-June and the second drill by the end of the month.

The current program is focused on the C Zone which was one of 5 zones (A,B,C,D and E) identified in previous exploration programs undertaken in the early 1980s. Based on the field work in 1982, a tonnage of 1.14 billion was estimated with an iron grade between 24% and 34%. The potential quantity and grade is conceptual in nature, as there has been insufficient exploration to define a mineral resource. Although these historical references of resource potential are relevant to recognizing the potential of the Roche Bay Project, they should not be relied upon and accordingly no claim to resources under NI 43-101 is made. The Company has not verified the classification of the historic resource references and is not treating them as NI 43-101 defined resources as defined in Sections 1.2 and 1.3 of NI 43-101.

There have been a number of press releases in July and August providing updates on the drill program. Preliminary information indicates the main body of the C zone strikes for over 5000 meters and where tested has an average width of over 200 meters. Drill testing of other zones is not expected in the current program. The objective of the Company is to complete sufficient drilling to provide an updated resource that is NI43-101 compliant. Based on these results the company then plans to contract a scoping or pre-feasibility study.

Mining – New Opportunities

As part of the initiative to expand the Company's iron ore portfolio a number of opportunities were evaluated. The primary focus has been on Canadian projects but international projects have also been considered. On June 14, 2007 the Company announced the signing of partnership and option agreement with A Better Search Inc. ("Better Search") to pursue iron ore opportunities in Quebec. Better Search has a number of iron projects in the Quebec-Labrador area that are being evaluated for their economic potential.

The Company has a 4 month exclusive period to review all Better Search's holdings to identify projects to option. In addition, Better Search will collaborate with AEI during the next 12 months to identify other iron ore projects to acquire. As part of the option and collaboration agreement, the Company will pay Better Search 200,000 common shares of the Company and $25,000. For each project of merit optioned from Better Search during the 4 month exclusive period, the Company will provide an additional 300,000 shares and $150,000. No additional compensation will be provided to Better Search for claims/projects acquired under the collaboration agreement. The MOU is subject to TSX approval.

Results of Operations

This analysis of the results of the Company's operations should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2007. For the six months ended June 30, 2007, the Company had $5,727,977 cash on hand and a net loss of $1,265,424 compared with a net loss of $83,155 for the same period last year. For the three months ended June 30, 2007 the Company reported a net loss of $1,114,985 compared with $48,614 for the same period last year. The increased amount of losses was largely due to an increase in corporate activities relating to a proposed transaction. Prior to the close of the Roche Bay transaction the Company was inactive.

Revenues

The Company's revenues for the three and six months ended June 30, 2007 and 2006 were $NIL.

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004. The Company completed a change of business as part of

the Roche Bay Option and financing and now trades on the TSX venture exchange (TSX-V: AXI).

The Company had a cash position of $5,727,977 compared to $NIL for the period ended December 31, 2006. Accounts payable and accrued liabilities at June 30, 2007 were in the amount $1,375,484 compared with $227,905 as at December 31, 2006.

On June 6, 2007 the company announced a financing of $11,090,750. The funds for the financing are to be used for supporting exploration activities on the Roche Bay project and general administration costs.

Share Capital Analysis
The authorized share capital is unlimited.

Issued Common Shares:

	No. of Shares	Amount ($)
Balance, January 1, 2007	8,880,677	2,492,152
Private Placement (January)	1,000,000	200,000
Fair value of warrants issued (i)	-	(36,974)
Finders' fee for the Roche Bay Magnetite Project	144,619	180,774
Private Placement (June 4)	8,683,333	11,090,750
Fair value of warrants issued	-	(1,384,469)
Cost of issue – non-cash	-	(313,414)
Cost of issue – cash	-	(765,994)
Debt for shares settlement	294,763	368,454
Fair value of bonus shares issued	420,591	526,239
Exercise of stock options	10,000	5,100
Fair value of stock options exercised	-	3,322
Exercise of warrants	50,000	12,500
Fair value of warrants exercised	-	1,849
Balance, June 30, 2007	19,483,983	12,380,289

On June 6, the Company announced the completion of $11,090,750 financing. D&D Securities Company ("D&D") and Octagon Capital Corporation (the "Agents") sold a total of 1,774,000 units (the "Units") at a price of $1.25 per Unit and 613,000 flow-through shares (the "FT Shares") for gross proceeds of $3,137,000 (the "Offering"). Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable into one common share for two years from the closing date (the "Closing Date") at an exercise price of $2.00.

Concurrent with the offering, the Company also completed a private placement of 5,963,000 units and 333,333 FT shares for gross proceeds of $7,953,750.

The Company paid a total cash commission of $250,960 in connection with the Offering to the Agents. In addition, as a commission for the sale of the Units under the Offering,

the Agents were granted compensation options that will entitle the Agents to purchase 141,920 common shares of the Company at an exercise price of $1.25 per common share. As a commission for the sale of the FT Shares under the Offering, the Agents were granted compensation options that will entitle the Agents to purchase 49,040 common shares of the Company at an exercise price of $1.50 per common share. All compensation options granted to the Agents will have an exercise period that expires 2 years from the Closing Date.

In connection with the Concurrent Offering, the Company paid a cash commission of $298,150 to Parolini Marketing Services Ltd. In addition, the Company paid Limited Market Dealer Inc. a cash commission of $28,500 and compensation warrants which will entitle Limited Market Dealer Inc. to purchase 13,333 common shares of the Company, at an exercise price of $1.25 per common share and have an exercise period that expires 2 years from the Closing Date.

For providing advisory and due diligence services to the Company in connection with the Concurrent Offering, D&D received a payment of $111,500. In addition, D&D was granted compensation options that will entitle the Agents to purchase 475,000 common shares of the Company at an exercise price of $1.25 per common share and 13,334 common shares of the Company at an exercise price of $1.50 per common shares. All of the compensation options will have an exercise period that expires 2 years from the Closing Date.

The Company also paid finder's fees in connection with the Option Agreement to the following arm's length parties: i) 48,206 common shares issued to 834689 Ontario Ltd.; and ii) 96,413 common shares issued to John Moses.

In addition; during the closing period the Company issued 294,763 common shares to 2053068 Ontario Ltd. to settle outstanding debt for $368,454.14.

In consideration of entering into certain Non-Recourse Loans Agreements with the Company, the Company issued an aggregate of 420,591 common shares as bonus shares to certain lenders. The following insider is one of the lenders receiving the following amount of bonus shares: John Gingerich, 160,000 (via Geotechnical Business Solutions Inc.) and 64,000 (via Gingerich Family Trust).

Stock Options

The Company had 460,000 options at $0.51 issued as of January 1, 2007. Another 85,000 options at $0.20 were issued in January and a further 1,100,000 options at $1.25 granted in the month of June. In the period ending June 30th, 2007 100,000 options were forfeited and 10,000 options at $0.51 were exercised leaving a total of 1,535,000 for the six months ended June 30, 2007:

The following table reflects the actual options issued and outstanding for the six months ended June 30, 2007:

Expiry Date	Exercise price $	Number of Options Granted	Number of Options Vested
March 2010	0.51	350,000	350,000
January 2012	0.20	85,000	85,000
June 2012	1.25	1,100,000	165,000
		1,535,000	600,000

Warrants

There were no warrants outstanding as of January 1, 2007. In the six months ended June 30, 2007 the Company issued a total of 5,511,127 warrants as part of two completed financings.

The following table reflects the actual warrants outstanding as of June 30, 2007:

Expiry Date	Number of Warrants	Exercise Price ($)	Black-Scholes Value ($)
January 1, 2007	-	-	-
January 2008	950,000	0.25	35,125
June 2009	3,868,500	2.00	1,384,469
June 2009	75,707	1.50	29,352
June 2009	616,920	1.25	284,062
	5,511,127		1,733,008

Loans

The Company completed $2,631,195 of the non-recourse $3,000,000 debt financing sought in connection with the Roche Bay transaction. The terms of this financing included a bonus equal to 20% of the loan principal advanced, which was paid in shares of the Company at the financing rate of $1.25 per share. The interest rate of the loan has been set at 10.0% per annum. Accrued interest as of June 30, 2007 amounted to $30,798.

Quarterly Information

The following sets out a summary of selected quarterly results of the Company for the periods March 31, 2005 to June 30, 2007. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Selected quarterly information for the eight most recently completed quarters is presented below, in Canadian currency ($), and in accordance with Canadian generally accepted accounting principles.

Summary of Quarterly Results:

Quarter Ending	Revenues ($)	Net loss ($)	Net loss per share ($)
June 30, 2007	-	1,114,985	0.09
March 31, 2007	-	150,439	0.02
December 31, 2006	-	118,607	0.02
September 30, 2006	-	29,353	0.00
June 30, 2006	-	48,614	0.01
March 31, 2006	-	34,541	0.00
December 31, 2005	-	3,713	0.01
September 30, 2005	-	21,805	0.00

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of June 30, 2007 or December 31, 2006.

Accounting Policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006.

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

Financial Instruments

The Company adopted the new recommendations of CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and Section 3861, "Financial Instruments - Disclosure and Presentation". Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are included on the balance sheet and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial instruments are subsequently measured at fair value and all gains and losses are included

in net income in the period from which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired.

As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading, which is measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, loans payable and promissory note are classified as other financial liabilities, which are measured at amortized cost. The Company had neither available-for-sale, nor held-to-maturity instruments during the three months ended June 30, 2007.

The Company has not entered into any specialized financial arrangements to minimize its investment risk, currency risk or commodity risk.

Comprehensive Income and Equity

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity". These sections establish standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available-for-sale investments, in a statement of comprehensive income.

The Company had no other comprehensive income transactions during the three months ended June 30, 2007 and no opening or closing balances for accumulated other comprehensive income, and as such, comprehensive income is equal to net income. Accordingly, Section 1530 has had no effect on the Company's interim consolidated financial statements.

No Production Revenues

To date, the Company has not achieved a sustainable stream of revenues, neither from mining operations nor from technology agreement. There can be no assurance that significant additional losses will not occur in the near future, or that the Company will be profitable in the future. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of new properties and other factors, many of which are beyond the Company's control. In particular, the Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel, and equipment associated with advancing exploration, development and commercial production of its properties are added.

The Company does not expect to receive revenues from mining operations in the near future. While the Company is encouraged by the results from the Roche Bay project, the Company expects to continue to incur losses until such time as its properties enter into commercial production, and generate sufficient revenues to fund its continuing operations. There can be no assurance that the Company will generate any revenues or achieve profitability.

Non-Monetary Transactions

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3831, "Non-Monetary Transactions", prospectively. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstance of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on the Corporation's interim consolidated financial statements.

Mineral Property

Mineral properties including deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of–production basis. The cost of mining properties abandoned or sold and the deferred exploration expenditures relating to the mining claims on these properties are charged to operations in the current year. Should a mineral property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed. Effective January 1, 2007, the Company has adopted this policy.

Flow-Through Financing

In connection with the flow-through units, the Company will renounce qualifying expenditures of $1,419,500 in February 2008. The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mining and resource properties. When the renunciation is made, the tax value of the renunciation is recorded as a liability and charged against share capital. Where the Company has a valuation allowance, which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations. Effective January 1, 2007, the Company has adopted this policy.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the disclosure policy as directed and specified within employment/consulting contracts. Prior to completing the Option Agreement and financing on June 4, 2007 the Company had a limited number of appropriately qualified staff and there was little segregation of duties within the financial internal control environment of the Company. Functions that would normally be segregated within a typical control environment were performed by one individual. The preparation and authorization of certain activities that would normally be separated were not undertaken by one member of staff responsible for substantially all of the day-to-day finance functions and the financial reporting of the Company. The Company relied on certain compensating controls, including substantive periodic review of the financial statements, to ensure that disclosure controls and procedures are effective.

Since completion of the financing and hiring of additional staff the Company is in the process of developing more stringent governance practices consistent with TSX Venture Exchange guidelines. In consultation with the Company's Auditors, Douguay & Ringler Corporate Services ("D&R") were contracted to provide accounting services to the Company. The Company's CEO and CFO have worked with the Auditors and D&R to ensure adequate disclosure policies are in place. All staff are required to keep the CEO and CFO fully apprised of all material information affecting the Corporation, so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information is facilitated by the modest size of the Company's senior management group, and the regular communications between them.

The relatively small size of the Company makes the identification and authorization process relatively efficient, and a process for reviewing internal controls over financial reporting has been developed. To the extent possible, given the Company's modest activity and use of professional outsourcing for part of the process, the internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing cheques and wire requests. The CEO and CFO believe that the system of internal controls is adequate and comparable to those of issuers of a similar size and nature.

The changes to the Company's internal control environment during the six months ended June 30, 2007 would serve only to improve the Company's internal controls over financial reporting.

Outlook

The rising prices with the metals market has dramatically increased the level of activity in the mining sector. The continued growth in demand for iron ore and the potential for higher iron ore prices in 2008 has created a significant demand for iron ore projects. This has generated several potential opportunities, both in terms of attracting new financing and/or strategic partnerships in helping move the Roche Bay Project forward. Having a strong management team with strength in iron ore development and exploration opens up other project opportunities for the Company as well. However, as always, there can be no assurance that the Company will be successful in attracting new financing or new opportunities.

Risks and Uncertainties

The prospects of the Company are currently being driven by a single iron ore project. This strategy has required, and continues to require, significant financings and is subject to risks associated with mineral prices, mineral resources and operations. There is no certainty that new projects will be acquired or that the Roche Bay Project will successfully advance. Due to the nature of the Company's business and the present stage of development of its mineral resource projects, readers should carefully review and consider the financial, environmental and operational risk factors affecting the Company.

Political and Economic Uncertainties of Operations

Changes in the laws and regulations within Canada (Provinces and Territories) and foreign countries can have a material adverse impact on the business of AEI in respect to such countries. AEI currently has one project located in northern Canada. The recently formed Territorial Government of Nunavut, while indicating a strong support for the Roche Bay Project, has not yet permitted a mining operation. As the Company examines other opportunities within Canada and abroad, foreign currency exchange controls, expropriation of assets and profits, foreign ownership controls, and changes in taxation laws could negatively affect AEI and its business.

Competition

The business of the Company is intensely competitive. The Company competes with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for mineral properties that can be economically developed: the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. The Company's key asset is the Roche Bay Project. Many competitors both explore for and mine iron ore on a worldwide basis. Such competition may result in

the Company being unable to acquire additional properties, to recruit or retain qualified employees, or to acquire the capital necessary to fund its operations and develop its properties. The inability of the Company to compete with other mining companies for these resources would have a material adverse effect on the results of operations and business of the Company.

Dependence on Management

The success of the operations and activities of the Company are dependent to a significant extent on the efforts and abilities of the management of the Company. Investors must be willing to rely to a significant extent on the discretion and judgment of the management of the Company. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The directors and officers of the Company may serve as directors or officers of other natural resource companies or companies providing services to the Company, or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs, and reducing financial exposure in respect of any one program. It may also occur, that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the laws of Canada, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Mr Daniel Botes, a director of the Company, also serves as a director of Roche Bay. The Company, as the operator of the Roche Bay Project, has full control and decisions with respect to its project activities. Certain agreements have the potential to require the approval of Roche Bay and when and if such circumstances arise, steps are taken in accordance with best corporate practices to mitigate the risk for conflict to occur. The

Company is cognizant of the risks related to Mr Botes role with Roche Bay and is of the opinion that the role enhances the relationship thus reducing the potential for business conflicts between the companies.

ADVANCED EXPLORATIONS INC.

Consolidated Financial Statements

(Unaudited)

Three and six months ended June 30, 2007

Responsibility for Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for Advanced Explorations Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the audited December 31, 2006 consolidated financial statements. Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

The independent auditor of Advanced Explorations Inc. has not performed a review of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and June 30, 2006.

ADVANCED EXPLORATIONS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30, 2007	December 31, 2006
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**5,727,977**	-
Amounts receivable	**237,198**	-
Prepaid expenses	**776,681**	-
	6,741,856	-
Mineral property (Note 3)	**12,308,460**	-
Deferred cost (Note 9)	**25,000**	-
	19,075,316	-
LIABILITIES		
Current liabilities		
Bank indebtedness (Note 11)	**50,000**	50,000
Accounts payable and accrued liabilities	**1,375,484**	227,905
Loans payable (Note 10)	**35,000**	161,457
Promissory note (Note 11)	-	358,980
	1,460,484	798,342
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	**12,380,289**	2,492,152
Contributed surplus	**420,296**	236,941
Rights (Note 3)	**7,874,098**	-
Warrants (Note 6)	**1,733,008**	-
Deficit	**(4,792,859)**	(3,527,435)
	17,614,832	(798,342)
	19,075,316	-

See accompanying notes to consolidated financial statements

Basis of presentation and nature of operations (Note 1)

Subsequent events (Note 12)

ADVANCED EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
	$	**$**	**$**	**$**
Expenses				
Business development	**81,895**	-	**81,895**	-
Professional fees	**83,889**	13,819	**160,335**	19,969
Consulting fees	**106,358**	-	**138,878**	1,500
Shareholder information and filing fees	**45,910**	6,652	**60,481**	10,199
Interest and bank charges	**43,553**	14,011	**56,723**	30,115
Stock option compensation	**176,016**	-	**186,677**	-
Travel	**36,598**	13,235	**39,669**	16,407
Office and general	**14,527**	897	**14,527**	4,965
Fair value of bonus shares issued (Note 4(b)(iv))	**526,239**	-	**526,239**	-
	1,114,985	48,614	**1,265,424**	83,155
Net loss and comprehensive loss	**(1,114,985)**	(48,614)	**(1,265,424)**	(83,155)
Basic and diluted loss per share	**(0.09)**	(0.01)	**(0.11)**	(0.01)
Weighted average number of shares outstanding	**12,606,222**	8,867,307	**11,054,408**	8,880,677

See accompanying notes to consolidated financial statements

ADVANCED EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
	$	**$**	**$**	**$**
Share capital				
Balance, beginning of period	**2,655,178**	2,390,760	**2,492,152**	2,390,760
Private placements	**11,090,750**	-	**11,290,750**	-
Fair value of warrants issued	**(1,384,469)**	-	**(1,421,443)**	-
Exercise of options	**5,100**	-	**5,100**	-
Fair value of options exercised	**3,322**	-	**3,322**	-
Exercise of warrants	**12,500**	-	**12,500**	-
Fair value of warrants exercised	**1,849**	-	**1,849**	-
Bonus shares issued	**526,239**	-	**526,239**	-
Debt for shares settlement	**368,454**	101,392	**368,454**	101,392
Finders' fee for the Roche Bay Project	**180,774**	-	**180,774**	-
Cost of issue: non-cash (securities issued)	**(313,414)**	-	**(313,414)**	-
Cost of issue: cash	**(765,994)**	-	**(765,994)**	-
Balance, end of period	**12,380,289**	2,492,152	**12,380,289**	2,492,152
Contributed Surplus				
Balance, beginning of period	**247,602**	236,941	**236,941**	236,941
Fair value of options granted	**176,016**	-	**186,677**	-
Fair value of options exercised	**(3,322)**	-	**(3,322)**	-
Balance, end of period	**420,296**	236,941	**420,296**	236,941
Rights				
Balance, beginning of period	-	-	-	-
Fair value of rights granted	**7,874,098**	-	**7,874,098**	-
Balance, end of period	**7,874,098**	-	**7,874,098**	-
Warrants				
Balance, beginning of period	**36,974**	-	-	-
Fair value of warrants issued	**1,697,883**	-	**1,734,857**	-
Fair value of warrants exercised	**(1,849)**	-	**(1,849)**	-
Balance, end of period	**1,733,008**	-	**1,733,008**	-

See accompanying notes to consolidated financial statements

ADVANCED EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
	$	$	$	$
Deficit				
Balance, beginning of period	**(3,677,874)**	(3,330,861)	**(3,527,435)**	(3,296,320)
Net loss for period	**(1,114,985)**	(48,614)	**(1,265,424)**	(83,155)
Balance, end period	**(4,792,859)**	(3,379,475)	**(4,792,859)**	(3,379,475)

See accompanying notes to consolidated financial statements

ADVANCED EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
	$	$	$	$
Cash Provided By (Used In)				
Operations				
Net loss for the period	**(1,114,985)**	(48,614)	**(1,265,424)**	(83,155)
Items not involving cash:				
Stock option compensation	**176,016**	-	**186,677**	-
Fair value of bonus shares issued	**526,239**	-	**526,239**	-
Interest accrued	**3,405**	11,414	**16,913**	26,470
	(409,325)	(37,200)	**(535,595)**	(56,685)
Changes in non-cash working capital				
Amounts receivable	**(237,198)**	-	**(237,198)**	70,000
Prepaid expenses	**(776,681)**	-	**(776,681)**	-
Accounts payable and accrued liabilities	**1,152,203**	15,687	**1,147,579**	(8,909)
	(271,001)	(21,513)	**(401,895)**	4,406
Investing				
Mineral property expenditures	**(4,253,588)**	-	**(4,253,588)**	-
Deferred cost	**(25,000)**	-	**(25,000)**	-
	(4,278,588)	-	**(4,278,588)**	-
Financing				
Proceeds from loans payable (Note 10)	**2,631,195**	-	**2,631,195**	-
Repayment of loans payable	**(2,734,191)**	-	**(2,765,091)**	-
Issue of share capital	**11,108,350**	-	**11,308,350**	-
Cost of issue	**(765,994)**	-	**(765,994)**	-
	10,239,360	-	**10,408,460**	-
Net change in cash	**5,689,771**	(21,513)	**5,727,977**	4,406
Cash, beginning of period	**38,206**	26,355	-	436
Cash, end of period	**5,727,977**	4,842	**5,727,977**	4,842

See accompanying notes to consolidated financial statements

ADVANCED EXPLORATIONS INC.
CONSOLIDATED STATEMENT OF MINERAL PROPERTY
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,		Cumulative from inception of Project
	2007	2006	2007	2006	
	$	$	$	$	$
Roche Bay Magnetite Project, Nunavut, Canada					
(i) Acquisition costs (Note 3)					
Beginning balance	-	-	-	-	-
Acquisition costs	**250,000**	-	**250,000**	-	250,000
Rights offering	**7,874,098**	-	**7,874,098**	-	7,874,098
Finders' fees	**180,774**	-	**180,774**	-	180,774
Governement fees	**1,300**	-	**1,300**	-	1,300
Total acquisition costs during the period	**8,306,172**	-	**8,306,172**	-	8,306,172
Ending balance	**8,306,172**	-	**8,306,172**	-	8,306,172
(ii) Exploration expenditures					
Beginning balance	-	-	-	-	-
Salaries	**189,886**	-	**189,886**	-	189,886
Mobilization/Demobilization	**838,113**	-	**838,113**	-	838,113
Air transportation	**1,081,834**	-	**1,081,834**	-	1,081,834
Helicopter support	**549,251**	-	**549,251**	-	549,251
Fuel	**43,659**	-	**43,659**	-	43,659
Transportation	**77,061**	-	**77,061**	-	77,061
Camp costs	**451,085**	-	**451,085**	-	451,085
Miscellaneous	**190,695**	-	**190,695**	-	190,695
Drilling	**412,313**	-	**412,313**	-	412,313
Environmental	**160,481**	-	**160,481**	-	160,481
Technical studies	**7,910**	-	**7,910**	-	7,910
Total expenditures during the period	**4,002,288**	-	**4,002,288**	-	4,002,288
Ending balance	**4,002,288**	-	**4,002,288**	-	4,002,288
Total	**12,308,460**	-	**12,308,460**	-	12,308,460

See accompanying notes to consolidated financial statements

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Advanced Explorations Inc. (the "Company" or "Advanced") was previously a provider of customer relationship management software and services. Effective June 1, 2007, the TSX Venture Exchange has accepted for filing the Company's Change of Business, which involves the Company's acquisition of a 50.1% interest in certain leases (the "Roche Bay Magnetite Project") pursuant to an option agreement between Advanced and Roche Bay Plc. ("Roche Bay") dated January 29, 2007, as amended.

The Company, which is in the development stage, is engaged in the acquisition, exploration and development of properties within the resource sector. The Company is in the process of exploring its resource properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at June 30, 2007, the Company had cash of $5,727,977 and working capital of $5,281,372. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due. The Company's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2007 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2006, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2006.

Financial instruments

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and Section 3861, "Financial Instruments - Disclosure and Presentation". Under the new standards all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are included on the balance sheet and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial instruments are subsequently measured at fair value and all gains and losses are included in net income in the period which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired.

As a result of adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading, which is measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, loans payable and promissory note are classified as other financial liabilities which are measured at amortized cost. The Company had neither available-for-sale, nor held-to-maturity instruments during the three and six months ended June 30, 2007.

Comprehensive income and equity

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity". These sections establish standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available-for-sale investments, in a statement of comprehensive income.

The Company had no other comprehensive income transactions during the three and six months ended June 30, 2007 and no opening or closing balances for accumulated other comprehensive income, and as such, comprehensive income is equal to net income. Accordingly, Section 1530 has had no effect on the Company's interim consolidated financial statements.

Non-monetary transactions

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3831, "Non-Monetary Transactions", prospectively. This standard requires all nonmonetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstance of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on the Corporation's interim consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property

Mineral properties including deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of-production basis. The cost of mining properties abandoned or sold and the deferred exploration expenditures relating to the mining claims on these properties are charged to operations in the current year. Should a mineral property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed. Effective January 1, 2007, the Company has adopted this policy.

Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mining and resource properties. When the renunciation is made, the tax value of the renunciation is recorded as a liability and charged against share capital. Where the Company has a valuation allowance, which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations. Effective January 1, 2007, the Company has adopted this policy.

3. MINERAL PROPERTY

On a quarterly basis, management of the Company review exploration costs to ensure deferred expenditures include only costs and projects that are eligible for capitalization.

Specific changes to mineral property that occurred from January 1, 2007 to June 30, 2007 are as follows:

During the period, the Company acquired a 50.1% interest in the Roche Bay Magnetite Project located near Roche Bay, on the eastern Melville Peninsula, within the District of Franklin, Nunavut Territory from Roche Bay pursuant to an option agreement ("Agreement") between Advanced and Roche Bay dated January 29, 2007, as amended.

Under the Agreement, Advanced paid Roche Bay $250,000 and issued rights (the "Rights") to Roche Bay as to 8,000,000 Rights at an exercise price of $0.35 per Right. The Company will issue 2,000,000 Rights at an exercise price of $0.60 per Right upon completion of 15,000 meters of drilling, and 2,000,000 Rights at an exercise price of $1.00 per Right upon the completion of both (a) a total of 30,000 meters of drilling and (b) a NI 43-101 compliant pre-feasibility study based on an envisioned minimum 6 million tonne per year mining operation containing a resource estimate of at least 750,000,000 tonnes on iron ore in the aggregate among the "measured" and "indicated" categories.

Each Right will entitle the holder to purchase one common share of the Issuer within a period of 3 years after the date of issue.

In addition, finder's fees are payable to the following arm's length parties: (1) 48,206 shares issued to 834689 Ontario Ltd. and (2) 96,413 shares issued to John Moses. The fair value assigned to these shares amounted to $180,774.

3. MINERAL PROPERTY (continued)

The issued Rights have been assigned a fair value of $7,874,098. The following assumptions were used to calculate the fair value attributable to the issued Rights: dividend yield of 0%; risk free interest rate of 2.98%; expected stock volatility of 75%; and expected life of 3 years.

4. SHARE CAPITAL

(a) Authorized capital

The number of authorized common shares is unlimited

(b) Issued common shares

	No. of Shares	Amount
		$
Balance, January 1, 2007	8,880,677	2,492,152
Private placement (i)	1,000,000	200,000
Fair value of warrants issued (i)	-	(36,974)
Finders' fee for the Roche Bay Magnetite Project (Note 3)	144,619	180,774
Private placement (ii)	8,683,333	11,090,750
Fair value of warrants issued (ii)	-	(1,384,469)
Cost of issue - non-cash (ii)	-	(313,414)
Cost of issue - cash	-	(765,994)
Debt for shares settlement (iii)	294,763	368,454
Fair value of bonus shares issued (iv)	420,591	526,239
Exercise of stock options	10,000	5,100
Fair value of stock options exercised	-	3,322
Exercise of warrants	50,000	12,500
Fair value of warrants exercised	-	1,849
Balance, June 30, 2007	**19,483,983**	**12,380,289**

(i) On January 17, 2007, the Company closed a private placement of 1,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.25 for a period of one year from date of distribution. The warrants have been assigned a fair value of $36,974. The following assumptions were used to calculate the fair value attributable to the warrants: dividend yield of 0%; risk free interest rate of 2.93%; expected stock volatility of 75%; and expected life of 1 year.

4. SHARE CAPITAL (continued)

(b) Issued common shares (continued)

(ii) On June 6, 2007, Advanced announced the completion of a private placement. D&D Securities Company ("D&D") and Octagon Capital Corporation (the "Agents") sold a total of 1,774,000 units (the "Units") at a price of $1.25 per Unit and 613,000 flow-through shares (the "FT Shares") for gross proceeds of $3,137,000 (the "Offering"). Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable into one common share for two years from the closing date (the "Closing Date") at an exercise price of $2.00.

Concurrent with the Offering, the Company also completed a private placement of 5,963,000 Units and 333,333 FT Shares for gross proceeds of $7,953,750 (the "Concurrent Offering").

The Company paid a total cash commission of $250,960 in connection with Offering to the Agents. In addition, as a commission for the sale of the Units under the Offering, the Agents were granted compensation options which will entitle the Agents to purchase 141,920 common shares of the Company at an exercise price of $1.25 per common share. As a commission for the sale of the FT Shares under the Offering, the Agents were granted compensation options which will entitle the Agents to purchase 49,040 common shares of the Company at an exercise price of $1.50 per common share. All compensation options granted to the Agents will have an exercise period which expires 2 years from the Closing Date.

In connection with the Concurrent Offering, the Company paid a cash commission of $298,150 to Parolini Marketing Services Ltd. In addition, the Company paid Limited Market Dealer Inc. a cash commission of $28,500 and compensation warrants which will entitle Limited Market Dealer Inc. to purchase 13,333 common shares of the Company, at an exercise price of $1.50 per common share and have an exercise period which expires 2 years from the Closing Date.

For providing advisory and due diligence services to the Company in connection with the Concurrent Offering, D&D received a payment of $111,500. In addition, D&D was granted compensation options which will entitle the Agents to purchase 475,000 common shares of the Company at an exercise price of $1.25 per common share and 13,334 common shares of the Company at an exercise price of $1.50 per common shares. All of the compensation options will have an exercise period which expires 2 years from the Closing Date.

The fair value of 3,868,500 warrants was calculated using the Black-Scholes pricing model based on the following assumptions: dividend yield: 0%; expected volatility: 75%; risk-free interest rate: 2.98% and an expected life: 2 years. As a result, the fair value was determined to be $1,384,469.

The fair value of 616,920 compensation options exercisable at $1.25 per option was calculated using the Black-Scholes pricing model based on the following assumptions: dividend yield: 0%; expected volatility: 75%; risk-free interest rate: 2.98% and an expected life: 1.5 years. As a result, the fair value was determined to be $284,062.

The fair value of 75,707 compensation options exercisable at $1.50 per option was calculated using the Black-Scholes pricing model based on the following assumptions: dividend yield: 0%; expected volatility: 75%; risk-free interest rate: 2.98% and an expected life: 1.5 years. As a result, the fair value was determined to be $29,352.

4. SHARE CAPITAL (continued)

(b) Issued common shares (continued)

(iii) During the period, the Company issued 294,763 common shares to 2053068 Ontario Ltd. (non-related) to settle outstanding debt for $368,454 (Note 11(b)).

(iv) During the period, in consideration of entering into certain Non-Recourse Loan Agreements with the Company, the Company issued an aggregate of 420,591 common shares as bonus shares to certain lenders. The following insider is one of the lenders receiving the following amount of bonus shares: John Gingerich, 160,000 (via Geotechnical Business Solutions Inc.) and 64,000 (via Gingerich Family Trust) (Note 10).

5. STOCK OPTIONS

The following table reflects the continuity of stock options for the six months ended June 30, 2007:

	Number of Stock options	Weighted average exercise price ($)
Balance, January 1, 2007	460,000	0.51
Granted (1)(2)	1,185,000	1.17
Exercised	(10,000)	(0.51)
Forfeited	(100,000)	(0.51)
Balance, June 30, 2007	1,535,000	1.02

(1) In January 2007, the Company granted an aggregate of 85,000 incentive stock options to an officer of the Company at an exercise price of $0.20 per share. The options are exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 75%; risk-free interest rate of 2.93% and an expected average life of 5 years. The options vest on the date of grant. The estimated impact on 2007 earnings is $10,661.

(2) In June 2007, the Company granted an aggregate of 1,100,000 incentive stock options to officers, employees and consultants of the Company that are exercisable at a price of $1.25 per share. The options are exercisable for a period of five years. The fair value of the options have been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective options were: dividend yield 0%, expected volatility 75%, risk-free interest rate of 2.98% and an expected life of 5 years. The value assigned to the 1,100,000 options is $862,923. The options vest pursuant to terms of the Company's stock option plan and contracts between employees and officers of the Company and Advanced. The estimated impact on 2007 earnings is $176,016.

5. STOCK OPTIONS (continued)

The following table reflects the actual stock options issued and outstanding as of June 30, 2007:

Expiry Date	Exercise price	Fair Value (a)(b) per Option	Black-Scholes Value	Number of Options Granted	Number of Options Vested
	$	$	$		
March 2010	0.51	0.33	116,261	350,000	350,000
January 2012	0.20	0.13	10,661	85,000	85,000
June 2012	1.25	0.78	862,923	1,100,000	165,000
			989,845	1,535,000	600,000

(a) Fair value is based on the Black-Scholes option pricing model. The weighted average fair value per option is $0.42.

(b) Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

6. WARRANTS

The following table reflects the continuity of warrants for the six months ended June 30, 2007:

	Number of Warrants	Weighted average exercise price	Value of Warrants
		$	$
Balance, January 1, 2007	-	0.00	-
Issued (Note 4(b)(i)(ii))	5,561,127	1.59	1,734,857
Exercised	(50,000)	(0.25)	(1,849)
Balance, June 30, 2007	5,511,127	1.61	1,733,008

6. WARRANTS (continued)

The following table reflects the actual warrants outstanding as of June 30, 2007:

Expiry Date	Number of warrants	Exercise price ($)	Black-Scholes Value ($)
January 2008	950,000	0.25	35,125
June 2009	3,868,500	2.00	1,384,469
June 2009	75,707	1.50	29,352
June 2009	616,920	1.25	284,062
	5,511,127		1,733,008

7. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. SEGMENTED INFORMATION

The Company's operations comprise a single reporting operating segment engaged in mineral exploration in Canada. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for statements of operations and comprehensive loss and changes in shareholders' equity for the period also represent segment amounts.

9. DEFERRED COST

The Company has signed a Memorandum of Understanding (MOU) in which Advanced has entered into a partnership and option agreement with A Better Search Inc. ("Better Search") to pursue iron ore opportunities in Quebec.

The Company has a 4 month exclusive period to review all Better Search's holdings to identify projects to option. In addition, Better Search will collaborate with Advanced during the next 12 months to identify other iron ore projects to acquire. As part of the option and collaboration agreement, the Company will pay Better Search 200,000 common shares of the Company and $25,000 (paid). For each project of merit optioned from Better Search during the 4 month exclusive period, the Company will provide an additional 300,000 shares and $150,000. No additional compensation will be provided to Better Search for claims/projects acquired under the collaboration agreement. The MOU is subject to TSX approval.

10. LOANS PAYABLE

On May 23, 2007, the Company completed $2,631,195 of the $3,000,000 debt financing sought in connection with the Roche Bay transaction. The non-recourse loans involve the payment of a bonus equal to 20% of the loan principal advanced to be paid in shares of the Company at the financing rate of $1.25 per share. The loans bear interest at 10% per annum. Subsequent to June 30, 2007, the loan principals have been paid in full. Accrued interest as of June 30, 2007 amounted to $30,798.

Demand and term loans from fiscal 2006 have also been paid in full as of June 30, 2007.

11. OTHER CURRENT LIABILITIES

(a) The bank indebtedness is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary, Web Sights International Inc.

(b) On May 11, 2007, the Company entered into a settlement agreement with the promissory note holder whereby the holder agreed to settle the balance of their debt and any amounts owing in connection with the debt as at April 1, 2007 (the "Share Payment Cutoff Date") by way of shares of the Company at the rate of $1.25 per share. Interest shall accrue from the Share Payment Cutoff date at the per diem rate of $100. The shares will be subject to a 4 month hold period pursuant to the Securities Act (Ontario) and the TSX Venture Exchange regulations. The Company issued 294,763 common shares to 2053068 Ontario Ltd. (non-related) to settle outstanding debt for $368,454.

12. SUBSEQUENT EVENTS

(i) On July 17, 2007, Advanced announced that the Company has entered into an Assignment and Assumption Agreement (the "Agreement) with PinPoint Xploration Inc. ("PinPoint") with respect to the License Agreement for laser exploration of petroleum resources between Advanced and Laser Diagnostic Instruments International Inc. (LDI3). Under this Assignment and Assumption Agreement, Advanced hereby assigns to PinPoint the License Agreement and all right, title and interest of Advanced to that agreement, with PinPoint assuming all obligations of Advanced under the License Agreement and performing all obligations of Advanced. PinPoint also agrees to release, discharge and indemnify and save Advanced harmless from and against all actions, suits, costs, losses, damages and expenses in respect of all such obligations arising from the agreement.

As partial consideration for this assignment and assumption, PinPoint agrees to allot and issue to Advanced 111,111 ordinary shares in the capital of PinPoint, which shares will represent, immediately following their issue to Advanced, 10% of the issued and outstanding ordinary shares in the capital of PinPoint. A certificate representing such shares will be delivered to Advanced. AEI will have the right to participate in any future financings to maintain its equity interest.

12. SUBSEQUENT EVENTS (continued)

(ii) On July 9, 2007, Advanced announced that the Company will raise up to $3,300,000 by way of private placement of up to 2,200,000 flow through Shares (the "Shares") at a price of $1.50 per Share (the "Offering Price").

The Company has engaged Octagon Capital Corporation ("Octagon" or the "Agent") as exclusive agent of the Offering on a reasonable efforts basis. The Company will pay Octagon a commission of 8% cash and 8% broker warrants (the "Warrants"), with each Warrant being exercisable by the Agent at the Offering Price into one (1) Share of the Company for a period of up to two (2) years from the Closing Date.

(iii) Subsequent to June 30, 2007, $17,000 was collected representing payment for the exercise of 85,000 options at $0.20. The options have an expiry date of January 2012.

aei
Advanced Explorations Inc.

aei Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: August 13th, 2007

Positive Metallurgical Results Consistent with Previous Studies.

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce that preliminary results from testing undertaken by SGS Lakefield this year are consistent with analysis undertaken in the 1970s and 1980s. Results indicate that fine grinding and magnetic separation can produce a high grade concentrate averaging greater than 67% Fe. The most significant difference from past results is that the recent Lakefield flotation studies suggest that residual sulphides can be floated and reduced to acceptable concentrate levels of less than 0.05%. Accordingly it appears that a high Fe grade concentrate should be possible with deleterious (penalty) elements preferentially reporting to tails.

"The current program continues to provide very positive results". John Gingerich, President and CEO of Advanced Explorations Inc. went on to say, "Currently our primary focus is to generate an updated resource by early fall which is NI43-101 compliant. Obviously defining a large tonnage will play well to investor expectations but we cannot understate the significance of these metallurgical findings. The ability to produce a high quality saleable product will be essential in establishing the potential value of those tonnes."

Producing pellets as a means to reduce sulphur in the concentrate was part of the Company's initial business plan. The flotation results open up additional possibilities in the potential marketing of concentrates that will need to be considered in future economic studies. Pelletization testing undertaken by the Ontario Research Foundation in 1982 indicated the potential to possibly produce a high quality Direct Reduction (DR) pellet which currently command about a 30% premium over blast furnace pellets. The Company has not yet completed the updated pellet studies and cannot confirm the previous findings at this time. Results from the Company's pelletization testing are not expected until early 2008.

The other significant finding of SGS Lakefield is confirmation of the relatively soft nature of the iron formation. The Bond Work Index (BWI) provides an indication of the amount of energy required for grinding ore. Grinding is typically the most energy intensive process of the entire mining operation. A bond index of greater than 20 kWh/t is not uncommon in highly silicified iron deposits such as the Taconite mines of Wisconsin. The SGS Lakefield bond index results for the Roche Bay samples ranged

from 9 to 11 kWh/t which compares with the 8.1 to 9.1 kWh/t results obtained by the Ontario Research Foundation in the 1980s. The Roche Bay mineralization is considered to be a medium-soft rock and more studies are underway to better define the rock attributes. The findings to date will have a significant impact on grinding requirement considerations in future economic studies.

Gary Williams P. Geo and VP of Advanced Explorations Inc is the QP within the meaning of 43-101, and has reviewed and approves the content of this release.

ON BEHALF OF THE BOARD

John Gingerich P. Geo, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: August 1st, 2007

Advanced Explorations Inc. Drilling extends "C" Zone to 3600 Metres

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce the completion of over 2500 metres of drilling on the Roche Bay magnetite project located on the East Melville Peninsula, Nunavut. Drilling extends along 3600 metres of the main body of the "C" Zone. Geologic mapping and geophysics indicate the main body of the "C" Zone has a strike of over 5000 metres. The Company is currently on holes 9 and 10 of its proposed 52 hole drill program.

"The current program is beginning to reveal the scale of the Roche Bay Banded Iron Formation deposits". John Gingerich, President and CEO of Advanced Explorations Inc. went on to say, "While initial results provide insight to the size potential of the project, it should be pointed out that only a portion of the "C" Zone is being systematically drilled at this time. Multiple targets of similar dimension are also defined on Zones A, B, D and E resulting in over 20 kilometers of iron formation to be tested providing targets well into the future."

The drill program is currently focused on systematically defining the mineralization of the main part of the "C" Zone over a strike of 4000 metres. The objective is to drill a fence of holes every 200 metres along strike to properly define the geometry and grade to a depth of about 400 metres. Results from mapping, drilling and geophysics indicate an average width of about 200 meters for zone 1. Once sufficient data has been collected the information will be used to provide a resource calculation to NI43-101 standards. Shortly thereafter the Company plans to initiate a pre-feasibility study.

Drill Hole Summary

Hole	Dip	EOH (m)	Iron Fm (from) m	Iron Fm (to) m	Interval (m)	Target
RB-07-04	-45°W	259	3	171.69	167.89	zone 1
RB-07-05	-45°E	202	42.45	59.00	16.55	zone 1*
RB-07-06	-45°W	259	6.54	232.20	225.66	zone 1
RB-07-07	-45°E	249	6	249.00	243.20	zone 1
RB-07-08	-45°E	331	86.50	152.80	66.30	zone 1*

* proximal subunit located east of main zone

The Roche Bay, iron formation deposits are interpreted to be steeply dipping isoclinally folded iron formation flanked by calc-silicate metasediments. Geologic analysis suggested the eastern flank of the "C" Zone has been intruded by late stage gabbroic dykes. Accordingly zone 2 is likely part of zone 1 which has been separated by a gabbroic dyke. Depending on the thickness of the separated iron formation units and amount and thickness of the intercalated dykes, zone 2 is also as a significant iron ore target. More detailed mapping and geophysics is required to better define the more promising target areas before more systematic drilling is undertaken.

Split core samples are delivered on a regular basis to SGS Lakefield for analysis. The Company expects to be able to release the first analytical results in early August.

Gary Williams P. Geo and VP of Advanced Explorations Inc is the QP within the meaning of 43-101. The QP has reviewed and who approves the content of this release.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: July 17, 2007

Advanced Explorations Inc. Announces Assignment of Licensing Agreement with LDI[3] to PinPoint Xploration Inc.

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce that the Company has entered into an Assignment and Assumption Agreement (the "Agreement) with PinPoint Xploration Inc. ("PinPoint") with respect to the License Agreement for laser exploration of petroleum resources between AEI and Laser Diagnostic Instruments International Inc. (LDI[3]). Under this Assignment and Assumption Agreement, AEI hereby assigns to PinPoint the License Agreement and all right, title and interest of AEI to that agreement, with PinPoint assuming all obligations of AEI under the License Agreement and performing all obligations of AEI. PinPoint also agrees to release, discharge and indemnify and save AEI harmless from and against all actions, suits, costs, losses, damages and expenses in respect of all such obligations arising from the agreement.

As partial consideration for this assignment and assumption, PinPoint agrees to allot and issue to AEI 111,111 ordinary shares in the capital of PinPoint, which shares will represent, immediately following their issue to AEI, 10% of the issued and outstanding ordinary shares in the capital of PinPoint. A certificate representing such shares will be delivered to AEI on or before August 30, 2007. AEI will have the right to participate in any future financings to maintain its equity interest.

"The Roche Bay iron ore project demands our full attention." John Gingerich, President and CEO of Advanced Explorations Inc. went on to say, "We are very pleased that we have been able to work with LDI[3] in identifying PinPoint as a partner to lead the charge in developing oil and gas opportunities using LDI[3] remote sensing technology. While we strongly believe application of LDI[3] airborne petroleum mapping technology represents an exceptional business opportunity, the Company simply does not have the resources to pursue both opportunities at the same time. By securing an interest in PinPoint the Company can still benefit from future oil and gas successes while remaining focused on its core business."

Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-570-3250

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

ABOUT Laser Diagnostic Instruments International Inc. (LDI^3)

LDI^3's is an Ottawa-based, privately held provider of state-of-the-art fluorescence-based analytical technology and services. Core competencies of LDI^3 include laser-based remote sensing of oil and pollutants in water and on land surfaces for environmental and resource prospecting applications, and instrumentation for non-destructive instantaneous chemical analysis of samples in the context of environmental assessment and industrial process control.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: July 13, 2007

Advanced Explorations Inc. Drilling Identifies Mineralized Zone of 230 Metres

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce that the Company has completed the first three holes of a proposed 15,000m drill program on the Roche Bay magnetite project located on the East Melville Peninsula. The first two holes were drilled -45° to the east on section 100 meters apart and the third hole -45° west to test the geometry of the banded iron formation sequences exposed in outcrop and mapped by airborne magnetics.

Drilling to date has identified two zones of semi-massive to massive banded iron formation. The main zone (Zone 1) is approximately 230m true thickness, while the second zone is intermittent iron formation over 140m true thickness. Two drills have completed 934m of drilling in the first three holes. The 4th drill hole is located 400m along strike to the south with the 5th hole to be drilled 3600m to the south, to test the strike potential of Zone 1.

Drill Hole Summary (Section 1400S):

Hole	Dip	Hole Depth	Iron Fm (from) m	Iron Fm (to) m	Interval (m)	Target
RB-07-01E	-45°E	400m	3	29.5	26.5	Zone 1
			149.8	348.5	Intermittent	Zone 2
RB-07-02E	-45°E	350m	3	188	185	Zone 1
RB-07-03W	-45°W	184m	3	150	147	Zone 1
RB-07-04E	-45°E	In progress	3	85	82	Zone 1

The first batch of split core samples is expected to be delivered to SGS Lakefield for analysis in the next 10 days and preliminary analytical results are expected by the first week of August.

The property consists of 4 mining leases on outcroppings of a banded iron formation. The eastern most exposures are ideally located being within 6 kilometers of tide water. Airborne magnetics and ground mapping indicate approximately 13 km of iron formation within the two eastern leases. Similar strike potential has been identified on the other two leases.

The current program is focused on the C Zone which was one of 5 zones (A,B,C,D and E) identified in previous exploration programs undertaken in the early 1980s. Based on the field work in 1982, a tonnage of 1.14 billion was estimated with an iron grade between 24% and 34%. The potential quantity and grade is conceptual in nature, as there has been insufficient exploration to define a mineral resource. Although these historical references of resource potential are relevant to recognizing the potential of the Roche Bay Property, they should not be relied upon and accordingly no claim to resources under NI 43-101 is made. The Company has not verified the classification of the historic resource references and is not treating them as NI 43-101 defined resources as defined in Sections 1.2 and 1.3 of NI 43-101.

"We are very pleased with progress to date and very encouraged by the drill results." John Gingerich, President and CEO of Advanced Explorations Inc. went on to say, "We completed our initial financing only 5 weeks ago (June 4th) and now have two drills turning and already close to 1000m drilled. This is testament to the quality and dedication of our team."

Gary Williams P. Geo and VP of Advanced Explorations Inc is the QP within the meaning of 43-101. The geologic information within this release is in part extracted from a qualifying report filed on Sedar (Paul Palmer, et al of Golder Associates Ltd.). The content of this release has been reviewed by the QP who approves the content of this release.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-570-3250

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry

performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

aei
Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: July 9, 2007

Advanced Explorations Inc. Announces Flow Through Financing

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce that the Company will raise up to $3,300,000 by way of private placement (the "Offering") of up to 2,200,000 flow through Shares (the "Shares") at a price of $1.50 per Share (the "Offering Price"). The closing is anticipated to be on or about August 1st, 2007 (the "Closing Date").

The Company has engaged Octagon Capital Corporation ("Octagon" or the "Agent") as exclusive agent of the Offering on a reasonable efforts basis. The Company will pay Octagon a commission of 8% cash and 8% broker warrants (the "Warrants"), with each Warrant being exercisable by the Agent at the Offering Price into one (1) Share of the Company for a period of up to two (2) years from the Closing Date.

The gross proceeds from the sale of the Shares will be used to incur Canadian Exploration Expense (as defined in the *Income Tax Act* (Canada)) on the Roche Bay iron ore property located in Nunavut, Canada and will be renounced for the 2007 taxation year.

There is a 40 man camp established on site and two drills, provided by Longyear Canada, started drilling in late June and an update on results is expected shortly. Furthermore, the company has established training programs for drillers and drill helpers for residents of Hall Beach, an Inuit community located 60 kilometers to the north of Roche Bay. A number of technical programs have been initiated including the continuation of the baseline environmental studies started in the summer of 2006.

The proposed Offering will be subject to TSX Venture Exchange approval.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-570-3250

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the technological and exploration expertise to assist advancement of the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

REPORT UNDER PART 4
of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

   Rosseau Asset Management Ltd. (the "**offeror**")
   181 Bay Street, Suite 2920, Box 736
   Toronto, Ontario
   M5J 2T3

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

   This is the first report by the offeror under Part 4 of NI 62-103 in respect of the common shares (the "**issuer shares**") of Advanced Explorations Inc. (the "**issuer**").

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

   As at June 30, 2007, the offeror exercises control or direction, on behalf of accounts fully managed by it, over 2,400,000 issuer shares and 1,200,000 warrants. Each warrant entitles the offeror to purchase one additional issuer share. Based on the number of currently issued and outstanding issuer shares (as reported by the issuer), assuming the exercise of all warrants noted herein, the offeror exercises control or direction over approximately 17.45% of the issued and outstanding issuer shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

   The offeror does not itself own any issuer shares. The only persons with whom the offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

   (b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The offeror exercises control or direction over all of the issuer shares referred to above in its capacity as portfolio manager of discretionary accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the offeror may from time to time in the future increase or decrease its ownership, control or direction over the issuer shares or other securities of the issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the offeror holding issuer shares include: Rosseau Limited Partnership, G10 - Rosseau Special Situations Master Fund and the Rosseau Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. **The offeror is eligible to file reports under Part 4 in respect of the issuer.**

10. **The filing of this report is not an admission that any of the managed accounts named in this report having ownership of the subject securities are joint actors with the offeror or with any of the other managed accounts.**

Dated this 9th day of July, 2007.

Rosseau Asset Management Ltd.

By: *"Warren Irwin"*
President
Rosseau Asset Management Ltd.

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

   Advanced Explorations Inc.
   305 Davenport Road
   Toronto, Ontario
   M5R 1K5
   Telephone: (905) 854-3677

2. **Date of Material Change**

   April 4, 2007

3. **News Release**

   April 4, 2007

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. **Date of Report**

   April 4, 2007

NEWS RELEASE

News Release – Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces Completion of $500,000 Debt Financing

Toronto, Ontario, April 4, 2007: Advanced Explorations Inc. ("AEI") today announces that it has completed the first $500,000 of the $1,500,000 of the debt financing announced on March 30, 2007. The Company has arranged a loan of $500,000 from a director of AEI, where a bonus equal to 20% of the loan principal advanced shall be paid in shares of the Company at the financing rate of $1.25 per share as announced March 30th, 2007. The interest rate of the loan has been set at 10.0% per annum. The loan shall be payable upon the completion of the transactions related to the Roche Bay Option Agreement announced February 12th, 2007. The loan proceeds shall be lent by AEI to Roche Bay Plc pursuant to a further loan agreement. In the event that such transactions do not complete, the Company shall be released from all liability related to the loan and Roche Bay Plc shall be wholly responsible for the repayment of the loan and all amounts related thereto.

FOR FURTHER INFORMATION PLEASE CONTACT:

John Gingerich, Chairman
Tel: 1-416-570-3250

Gary Williams, President
Tel: 1-416-570-0629

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

June 6, 2007

3. News Release

June 6, 2007

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

June 6, 2007

aei Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: June 6, 2007

Advanced Explorations Inc. Announces Close of $11 Million Financing and Roche Bay Option Agreement

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce the completion of the private placement previously announced on March 30th, 2007. D&D Securities Company ("D&D") and Octagon Capital Corporation (the "Agents") sold a total of 1,774,000 units (the "Units") at a price of $1.25 per Unit and 613,000 flow-through shares (the "FT Shares") for gross proceeds of $3,137,000 (the "Offering"). Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable into one common share for two years from the closing date (the "Closing Date") at an exercise price of $2.00.

Concurrent with the Offering, the Company also completed a non-brokered private placement of 5,963,000 Units and 333,333 FT Shares for gross proceeds of $7,953,750 (the "Concurrent Offering").

AEI is pleased to announce a non-brokered private placement of $500,000.00 through the sale of 333,333 FT Shares to the MineralFields Group as part of the Concurrent Offering.

"We are very pleased to be entering into this relationship with MineralFields Group", said John Gingerich, President and CEO. "This is an important milestone in the growth of Advanced Explorations Inc. and we look forward to working with MineralFields Group as we develop our company."

The Company paid a total cash commission of $250,960 in connection with Offering to the Agents. In addition, as a commission for the sale of the Units under the Offering, the Agents were granted compensation options which will entitle the Agents to purchase 141,920 common shares of the Company at an exercise price of $1.25 per common share. As a commission for the sale of the FT Shares under the Offering, the Agents were granted compensation options which will entitle the Agents to purchase 49,040 common shares of the Company at an exercise price of $1.50 per common share. All compensation options granted to the Agents will have an exercise period which expires 2 years from the Closing Date.

In connection with the Concurrent Offering, the Company paid a cash commission of $298,150 to Parolini Marketing Services Ltd. In addition, Company paid Limited Market Dealer Inc. a cash commission of $28,500 and compensation warrants which will entitle Limited Market Dealer Inc. to purchase 13,333 common shares of the Company, at an exercise price of $1.25 per common share and have an exercise period which expires 2 years from the Closing Date.

For providing advisory and due diligence services to the Company in connection with the Concurrent Offering, D&D received a payment of $111,500. In addition, D&D was granted compensation options which will entitle the Agents to purchase 475,000 common shares of the Company at an exercise price of $1.25 per common share and 13,334 common shares of the Company at an exercise price of $1.50 per common shares. All of the compensation options will have an exercise period which expires 2 years from the Closing Date.

Proceeds of the private placement will be used towards funding exploration on the Company's magnetite project (the "Project") in Nunavut and other obligations of the Company under the Option Agreement it entered into with Roche Bay plc to acquire up to a 50.1% in the Project which was previously announced on February 12, 2007. The closing of the Option Agreement is concurrent with the Closing Date.

Pursuant to the Option Agreement, on the Closing Date the Company issued 12,000,000 rights (the "Rights") to Roche Bay as follows: i) 8,000,000 Rights at an exercise price of $0.35 per Right, effective immediately upon issue; ii) 2,000,000 Rights at an exercise price of $0.60 per Right, effective upon completion of 15,000 meters of drilling; and iii) 2,000,000 Rights at an exercise price of $1.00 per Right, effective upon the completion of both (a) a total of 30,000 meters of drilling and (b) a NI 43-101 compliant pre-feasibility study based on an envisioned minimum 6 million tonnes per year mining operation containing a resource estimate of at least 750,000,000 tonnes on iron ore in the aggregate among the "measured" and "indicated" categories. Each Right will entitle the holder to purchase one common share of the Issuer within a period of 3 years after the effective date of the Right.

The Company paid finder's fees in connection with the Option Agreement to the following arm's length parties: i) 48,206 common shares issued to 834689 Ontario Ltd.; and ii) 96,413 common shares issued to John Moses.

In consideration of entering into certain Non-Recourse Loans Agreements with the Company, the Company issued an aggregate of 420,591 common shares as bonus shares to certain lenders. The following insider is one of the lenders receiving the following amount of bonus shares: John Gingerich, 160,000 (via Geotechnical Business Solutions Inc.) and 64,000 (via Gingerich Family Trust).

On the Closing Date the Company issued 294,763 common shares to 2053068 Ontario Ltd. to settle outstanding debt for $368,454.14.

All securities issued pursuant to this transaction and are subject to a hold period expiring October 5, 2007.

ON BEHALF OF THE BOARD

John Gingerich, Chairman
Tel: 1-416-570-3250

<u>About MineralFields, Pathway and First Canadian Securities ®</u>

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as

hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities® is active in leading resource financings (both flow-through and hard dollar)on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

aei
Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: June 14, 2007

Advanced Explorations Inc. Announces Update on Activities

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce that the Company has completed establishment of a 40 man exploration camp on the Roche Bay, Nunavut iron ore project. The Company has mobilized two drills to site and the contractor (Boart Longyear) is expected to have the first drill coring by the end of this week and the second drill early next week. The Company objective is to complete a minimum of 15,000 meters of drilling before the end of the exploration season.

The Company is also in the process of tendering contracts to extend the environmental baseline studies started last year and conduct further bathymetric studies of Foxe Basin. The Company will also undertake additional metallurgical work and initiate a number of engineering studies to better understand potential development costs.

The Company has also signed a Memorandum of Understanding (MOU) in which AEI has entered into a partnership and option agreement with A Better Search Inc. ("Better Search") to pursue iron ore opportunities in Quebec.

The Company has a 4 month exclusive period to review all Better Search's holdings to identify projects to option. In addition, Better Search will collaborate with AEI during the next 12 months to identify other iron ore projects to acquire. As part of the option and collaboration agreement, the Company will pay Better Search 200,000 common shares of the Company and $25,000. For each project of merit optioned from Better Search during the 4 month exclusive period, the Company will provide an additional 300,000 shares and $150,000. No additional compensation will be provided to Better Search for claims/projects acquired under the collaboration agreement. The MOU is subject to TSX approval.

Furthermore the Company has successfully listed on the Frankfurt, Germany stock exchange under the symbol AE6.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO

Tel: 1-416-570-3250

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the technological and exploration expertise to assist advancement of the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. Shares of the company trade on the TSX Venture Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: June 8, 2007

Advanced Explorations Inc. Announces New Board Member

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce the appointment of Mr Daniel Botes to the Board of Directors. Mr. Botes who is part of the corporate management team serves as the Company's Chief Operating Officer (COO). The depth of iron ore knowledge and experience that Mr. Botes brings to the Board is an important step in the reshaping of the Company's focus on iron ore exploration and development.

The Company also announces the grant of 450,000 options at the exercise price of $1.25 effective June 7, 2007 exercisable for a period of 5 years.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-570-3250

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore with the acquisition of strategic management personnel. AEI has the technological and exploration expertise to assist advancement of the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. Shares of the company trade on the TSX board of the Toronto Stock Exchange under the symbol AXI.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be

realized. Actual results may vary from those represented, and those variations may be material.

Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE: June 6, 2007

Advanced Explorations Inc. Announces Close of $11 Million Financing and Roche Bay Option Agreement

Toronto, ON. – Advanced Explorations Inc. (the "Company" or "AEI") is pleased to announce the completion of the private placement previously announced on March 30th, 2007. D&D Securities Company ("D&D") and Octagon Capital Corporation (the "Agents") sold a total of 1,774,000 units (the "Units") at a price of $1.25 per Unit and 613,000 flow-through shares (the "FT Shares") for gross proceeds of $3,137,000 (the "Offering"). Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable into one common share for two years from the closing date (the "Closing Date") at an exercise price of $2.00.

Concurrent with the Offering, the Company also completed a non-brokered private placement of 5,963,000 Units and 333,333 FT Shares for gross proceeds of $7,953,750 (the "Concurrent Offering").

AEI is pleased to announce a non-brokered private placement of $500,000.00 through the sale of 333,333 FT Shares to the MineralFields Group as part of the Concurrent Offering.

"We are very pleased to be entering into this relationship with MineralFields Group", said John Gingerich, President and CEO. "This is an important milestone in the growth of Advanced Explorations Inc. and we look forward to working with MineralFields Group as we develop our company."

The Company paid a total cash commission of $250,960 in connection with Offering to the Agents. In addition, as a commission for the sale of the Units under the Offering, the Agents were granted compensation options which will entitle the Agents to purchase 141,920 common shares of the Company at an exercise price of $1.25 per common share. As a commission for the sale of the FT Shares under the Offering, the Agents were granted compensation options which will entitle the Agents to purchase 49,040 common shares of the Company at an exercise price of $1.50 per common share. All compensation options granted to the Agents will have an exercise period which expires 2 years from the Closing Date.

In connection with the Concurrent Offering, the Company paid a cash commission of $298,150 to Parolini Marketing Services Ltd. In addition, Company paid Limited Market Dealer Inc. a cash commission of $28,500 and compensation warrants which will entitle Limited Market Dealer Inc. to purchase 13,333 common shares of the Company, at an exercise price of $1.25 per common share and have an exercise period which expires 2 years from the Closing Date.

For providing advisory and due diligence services to the Company in connection with the Concurrent Offering, D&D received a payment of $111,500. In addition, D&D was granted compensation options which will entitle the Agents to purchase 475,000 common shares of the Company at an exercise price of $1.25 per common share and 13,334 common shares of the Company at an exercise price of $1.50 per common shares. All of the compensation options will have an exercise period which expires 2 years from the Closing Date.

Proceeds of the private placement will be used towards funding exploration on the Company's magnetite project (the "Project") in Nunavut and other obligations of the Company under the Option Agreement it entered into with Roche Bay plc to acquire up to a 50.1% in the Project which was previously announced on February 12, 2007. The closing of the Option Agreement is concurrent with the Closing Date.

Pursuant to the Option Agreement, on the Closing Date the Company issued 12,000,000 rights (the "Rights") to Roche Bay as follows: i) 8,000,000 Rights at an exercise price of $0.35 per Right, effective immediately upon issue; ii) 2,000,000 Rights at an exercise price of $0.60 per Right, effective upon completion of 15,000 meters of drilling; and iii) 2,000,000 Rights at an exercise price of $1.00 per Right, effective upon the completion of both (a) a total of 30,000 meters of drilling and (b) a NI 43-101 compliant pre-feasibility study based on an envisioned minimum 6 million tonnes per year mining operation containing a resource estimate of at least 750,000,000 tonnes on iron ore in the aggregate among the "measured" and "indicated" categories. Each Right will entitle the holder to purchase one common share of the Issuer within a period of 3 years after the effective date of the Right.

The Company paid finder's fees in connection with the Option Agreement to the following arm's length parties: i) 48,206 common shares issued to 834689 Ontario Ltd.; and ii) 96,413 common shares issued to John Moses.

In consideration of entering into certain Non-Recourse Loans Agreements with the Company, the Company issued an aggregate of 420,591 common shares as bonus shares to certain lenders. The following insider is one of the lenders receiving the following amount of bonus shares: John Gingerich, 160,000 (via Geotechnical Business Solutions Inc.) and 64,000 (via Gingerich Family Trust).

On the Closing Date the Company issued 294,763 common shares to 2053068 Ontario Ltd. to settle outstanding debt for $368,454.14.

All securities issued pursuant to this transaction and are subject to a hold period expiring October 5, 2007.

ON BEHALF OF THE BOARD

John Gingerich, Chairman
Tel: 1-416-570-3250

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as

hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities® is active in leading resource financings (both flow-through and hard dollar)on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

ADVANCED EXPLORATIONS INC.

81 Jessie Avenue, Box 227
Campbellville, Ontario L0P 1B0
Telephone: (905) 854-3677

Filing Statement

Concerning the Change of Business
Involving the Agreement by Advanced Explorations Inc.
to acquire a interest in certain leases located on the Melville Peninsula, Nunavut

Dated as of May 23, 2007

Neither the TSX Venture Exchange Inc. (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the Change of Business described in this filing statement.

ADVANCED EXPLORATIONS INC.

May 23, 2007

Dear Shareholder:

The accompanying filing statement contains information for acceptance by the shareholders of Advanced Explorations Inc. (the "Issuer") relating to the agreement entered into between the Issuer and Roche Bay plc ("Roche Bay") for the Issuer to acquire up to a 50.1% interest in certain mineral claims located in the Territory of Nunavut, Canada (the "Leases"). Roche Bay owns a 100% interest in the Leases subject to certain third-party interests as further described herein. Pursuant to the agreement, the Issuer will have an option to acquire up to a 50.1% interest in the Leases by completing certain defined exploration milestones towards the establishment of an iron-ore mine.

Details of the agreement to acquire the interest in the Leases are set out in the accompanying filing statement.

"*Gary Williams*"
Gary Williams, President and Director

TABLE OF CONTENTS

GLOSSARY OF TERMS **5**

EXCHANGE RATE INFORMATION **9**

FORWARD-LOOKING STATEMENTS **9**

SUMMARY **10**

RISK FACTORS 12

PART I **17**

THE CHANGE OF BUSINESS **17**

PART II INFORMATION CONCERNING THE ISSUER **22**

CORPORATE STRUCTURE 22

GENERAL DEVELOPMENT OF THE BUSINESS 22

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS 22

DESCRIPTION OF THE SECURITIES 27

STOCK OPTION PLAN AND INCENTIVE STOCK OPTIONS 27

PRIOR SALES 28

STOCK EXCHANGE PRICE 28

EXECUTIVE COMPENSATION 29

ARM'S LENGTH TRANSACTIONS 29

LEGAL PROCEEDINGS 29

AUDITOR, TRANSFER AGENT AND REGISTRAR 29

MATERIAL CONTRACTS 29

PART III INFORMATION CONCERNING THE LEASES **30**

FUNDS AVAILABLE AND PRINCIPAL PURPOSES 64

PRINCIPAL SECURITYHOLDERS 65

DIRECTORS AND OFFICERS 66

OPTIONS TO PURCHASE SECURITIES 72

PART V GENERAL MATTERS **72**

AUDITORS 72

TRANSFER AGENT AND REGISTRAR 73

SPONSORSHIP RELATIONSHIP 73
EXPERTS 73
THERE ARE NO OTHER MATERIAL FACTS OTHER THAN AS STATED HEREIN. 73
BOARD APPROVAL 73

CERTIFICATION OF ISSUER 1

ACKNOWLEDGMENT – PERSONAL INFORMATION 4

GLOSSARY OF TERMS

The following is a glossary of certain defined terms used frequently throughout this filing statement. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

"$" Canadian dollars.

"Advanced Explorations Inc. Shareholders" The shareholders of the Issuer.

"Affiliate" A company is an "Affiliate" of another company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same person.

A company is "controlled" by a person if:

(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that person, and

(b) the voting securities, if voted, entitle the person to elect a majority of the directors of the company.

A person beneficially owns securities that are beneficially owned by:

(a) a company controlled by that person, or

(b) an Affiliate of that person or an Affiliate of any company controlled by that person.

"Associate" When used to indicate a relationship with a person or company, means

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b) any partner of the person or company,

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity,

(d) in the case of a person, a relative of that person, including

(i) that person's spouse or child, or

(ii) any relative of the person or of his spouse who has the same residence as that person.

"Change of Business" The Option Agreement which, if and when accepted by the Exchange and completed in accordance with the policies of the Exchange, constitutes a

	change of business as defined under the policy of the Exchange.
"Common Shares"	The common shares without par value of the Issuer.
"Company"	Unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.
"Control Person"	Any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.
"Engagement Letter"	The engagement letter dated March 29, 2007 among the Issuer, D&D Securities Company and Octagon Capital Corporation.
"Exchange"	The TSX Venture Exchange Inc.
"Exchange Approval"	The approval of the Exchange of the Option Agreement and the transactions contemplated in this Filing Statement.
"Filing Statement"	This filing statement.
"Final Exchange Bulletin"	The Exchange Bulletin which is issued following closing of the Change of Business and the submission of all required documentation and that evidences the final Exchange acceptance of the Change of Business.
"Financing"	A non-brokered private placement of the Issuer to raise gross proceeds of up to $20,000,000.
"FT Share"	In respect of the Offering, flow-through shares offered at the price of $1.50 per flow-through share.
"Insider"	If used in relation to a company, means: (a) a director or senior officer of the company; (b) a director or senior officer of the company that is an Insider or subsidiary of the company; (c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the company; or (d) the company itself if it holds any of its own securities.
"Issuer"	Advanced Explorations Inc.
"Leases"	The mineral leases owned by Roche Bay as set out in the Option Agreement and described as follows: the "Eastern Ore Bodies" which is defined as and includes the A, B, C, D and E Ore Bodies/Deposits on 4 leases (title descriptors and particulars specified below), on approximately 5500 acres and all iron ore resources located therein.

Lease #2953 – "C" Ore Body
Lot 2, Group 1380, NTS 047A06
Survey number 60241: Legal Surveys Division, Dept. of Natural Resources at Ottawa
Lot JEF #1 to JEF #46
Claim tag numbers: A26186-A26231, inclusive
Approximately 1,983 acres
Annual government lease payment: $3966

Lease #2952 – "A" and "B" Ore Bodies
Lot 1, Group 1380, NTS 047A06
Survey number 60244
Lot LIZ #1 to LIZ #55
Claim tag numbers: A26131 to A26185, inclusive
Approximately 2,245 acres
Annual government lease payment: $4490

Lease 2955 – "D" Ore Body
Lot 4, Group 1380, NTS 047A04
Survey number 60246
Lot IAN #1 to IAN #6
Claim tag numbers: A20509 to A20514, inclusive
Approximately 293 acres
Annual government lease payment: $586

Lease 2954 – "E" Ore Body
Lot 3, Group 1380, NTS 047A06
Survey number 60245
Lot DON #1 to DON #24
Claim tag numbers: A26232 to A26255, inclusive
Approximately 994 acres
Annual government lease payment: $1988

"Leased Minerals"	Any mineral substance of a metalliferous nature including those intermingled or associated materials or associated materials or substances recovered from each ton of crude ore which are or may be found in, on and under the Leases subject to certain reservations set out in the Option Agreement.
"Majority Approval"	(a) The approval of the Change of Business by the majority of the Advanced Explorations Inc. Shareholders.
"Minimum Mine Specifications"	The specifications pertaining to a minimum of a 6mt/y concentrate operation, with any pellet plants or auxiliary processing plant for byproducts included, for any product produced at the Leases by the joint venture with the exception of DRI (direct reduced iron)/HBI (hot bricket iron) or steel;
"Mtpy"	Million tons per year
"NFT Units"	In respect of the Offering, non-flow-through units offered at the price of $1.25 per unit, wherein each NFT Unit will consist of one common share in AEI and

	one-half Warrant.
"Non Arm's Length Party"	In relation to a company, a promoter, officer, director, other Insider or Control Person of that company and any Associates or Affiliates of any of such persons. In relation to an individual, means any Associate of the individual or any company of which the individual is a promoter, officer, director, Insider or Control Person.
"Offering"	The private placement offering comprising non flow-through units at the price of $1.25 per unit and flow-through shares at the price of $1.50 per flow-through Share
"Option"	The option by the Issuer to acquire up to a 50.1% interest in the Leases pursuant to the terms and conditions of the Option Agreement.
"Option Agreement"	The Option Agreement dated January 29, 2007 between the Issuer and Roche Bay granting the Option to the Issuer as amended.
"Rights"	An aggregate of 12,000,000 non-listed transferable rights payable to Roche Bay and/or the Roche Bay Shareholders in consideration of the grant of the Option, which will be subject to the Rights Terms and Conditions.
"Roche Bay"	Roche Bay Plc.
"Roche Bay Shareholders"	The shareholders of Roche Bay.
"Stock Option Plan"	The stock option plan of the Issuer adopted on September 30, 2004 subject to certain proposed amendments that will take effect upon Exchange approval of the Change of Business and ratification by the shareholders of the Company.
"Technical Report"	The Technical Report dated effective February 14, 2007, prepared by Paul Palmer, P.Geo., P.Eng., of Golder Associates, a geotechnical report compliant with 43-101 *Standards of Disclosure for Mineral Projects.*
"Third-party Interests"	The following third-party interests affecting the Leases as set out in the Option Agreement: 1. 1/48 royalty net of processing costs in favour of Catawba International Inc.; 2. 31.5% of Crown royalty from 1979 in favor of Canada Southern Petroleum Corporation; 3. Registered interest in Leases 2953 and 2955 of the Property in favor of Mitlock Limited Partnership (subsidiary of Mellon Bank Corporation); 4. Deed of Amendment and Restatement between Borealis Exploration Limited and Roche Bay; and 5. Memorandum of Agreement between Corus UK Limited and Roche Bay.
"Title Opinion"	The legal opinion related to the title of Roche Bay to the Leases by Lawson Lundell LLP.
"Title Opinion Charges"	The following charges or encumbrances registered against the Leases as described in the Title Opinion:

1. Agreement between Borealis Exploration Limited and Catawba International, Inc. filed November 8, 1993 in liber G as number 21363.
2. Notice of Seizure by the Sheriff of the Northwest Territories against Borealis Exploration Limited filed July 21, 1995 as number 21428.
3. Notice to Third Party filed by Mitlock Limited Partnership against Borealis Exploration Limited filed October 8, 1997 as number G21525.

"Units"	The units of the Issuer to be issued on the Financing, where each Unit consists of one Common Share and one Warrant.
"US$"	United States dollars.
"Warrant"	The non-transferable share purchase warrants of the Issuer to be issued in connection with the Financing, where each Warrant is exercisable to acquire one Common Share at a price of $2.00 for a period of two years from the closing of the Financing.
"Warrant Terms and Conditions"	The terms and conditions attached to and governing the Warrants as set out by the Issuer.

EXCHANGE RATE INFORMATION

All dollar amounts herein are in Canadian dollars, unless otherwise stated. The noon rate of exchange as reported by the Bank of Canada on March 30, 2007, for Canadian dollars exchanged into United States dollars was $1.00 equals US$1.158.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Filing Statement may be deemed to be forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Issuer believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in commodity prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth under "Information Concerning the Issuer – Risk Factors".

SUMMARY

The following is a summary of information relating to the Issuer, the Leases and Issuer (assuming completion of the Change of Business) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement.

Summary of Change of Business	The Issuer has entered into the Option Agreement for the acquisition of up to a 50.1% interest in the Leases in exchange for the performance of certain exploration milestones set out in the Option Agreement and the issue of the Rights to Roche Bay, subject to satisfaction of certain closing conditions as set out in the Option Agreement. The Issuer is a NEX listed company under the rules and policies of the Exchange. The Option Agreement is an arm's length transaction and will represent a Change of Business under the policies of the Exchange. Concurrent with the closing of the Option Agreement, the Issuer plans to complete the Financing. See "The Change of Business".
Leases	The Leases are located on the Melville Peninsula, in the Territory of Nunavut, Canada and contain approximately 5500 acres. See "Information Concerning the Leases".
Reason for the Change of Business	The Change of Business will enable Advanced Explorations Inc. Shareholders to participate in a company with a management team whose primary business is the exploration, development and mining of mineral resources. In addition, the Acquisition will result in a combined entity, which has a significant mineral property with exploration and development potential, that will be managed by directors who have experience in the mining industry, financing in public markets and operation of a public company. The Change of Business will also enable the Issuer to be listed as a Tier 2 issuer on the Exchange.
Recommendation of Directors	The Directors have reviewed and approved the terms and conditions of the Option Agreement and have concluded that they are fair and reasonable and are in the best interests of the Issuer and the Advanced Explorations Inc. Directors recommend that the Advanced Explorations Inc. Shareholders approve the Acquisition.
Interests of Insiders	No Insider of the Issuer has any interest in Leases.
Arm's Length Transaction	The Option Agreement is an arm's length transaction.

Funds Available	Upon completion of the Change of Business and the Financing, the Issuer will have an estimated working capital of $9,100,000 assuming a minimum of $10,000,000 is raised in the Financing (with an estimated working capital of $18,300,000 if the maximum of $20,000,000 is raised in the Financing) and it is the Issuer's intention to use these funds as follows:

Calculation of Net Proceeds

	Completion of Minimum Offering of $10,000,000	Completion of Maximum Offering of $20,000,000
Working capital position of the Issuer as at May 23, 2007 (not inclusive of any non-recourse loans)	$0	$0
Gross Proceeds from Financing	10,000,000	20,000,000
Less: Commission	(800,000)	(1,600,000)
Less: Estimated balance of legal and accounting expenses and regulatory fees relating to the Acquisition and Financing	(100,000)	(100,000)
Total	**$9,100,000**	**$18,300,000**
Use of Net Proceeds		
Recommended work program	5,775,800	5,775,800
Corporate Debt	339,853	339,853
Property Payment to Roche Bay plc	250,000	250,000
Property maintenance payments for the next 18 months	16,545	16,545
Estimated administrative costs for the next 18 months	1,866,000	1,866,000
Working capital	851,802	10,051,802
Total	**$9,100,000**	**18,300,000**

Issuer's Shares and Market Price of Issuer's Shares	The common shares of the Issuer are currently listed on the NEX under the symbol AXI.H. On January 26, 2007, the date immediately preceding the announcement of the Change of Business, the closing trading price of the Issuer's shares was $0.31. The common shares have been halted from trading since the date of the announcement.
Sponsor for the Change of Business	The Exchange has granted an exemption from the requirement for sponsorship for the Change of Business. See "The Change of Business – The Financing".

Selected Pro Forma Consolidated Financial Information

The following table sets forth pro forma financial information of the Issuer after giving effect to the issuance of the Rights and the completion of the Financing and should be read in conjunction with the financial statements for the fiscal years ended December 31, 2004, 2005 and 2006 (all attached as Exhibit "A") and the pro forma consolidated balance sheet of the Issuer as at December 31, 2006 attached as Exhibit "B".

	Issuer December 31, 2006	Resulting Issuer Pro Forma
Current Assets	Nil	$10,550,000
Capital Assets	Nil	$8,404,848
Total Assets	Nil	$18,954,848
Current Liabilities	$798,342	$1,939,361
Total Liabilities	$798,342	$1,939,361
Shareholder's Equity (Deficiency)	$(798,342)	$17,015,487

RISK FACTORS

Lack of Liquidity

To date, there has been extremely limited trading in the common shares of the Issuer on the NEX. If the Change of Business is completed, persons purchasing common shares of the Issuer may not be able to resell the shares and may have to hold the shares indefinitely. In addition, purchasers may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.

Limited Operating Results

The Issuer has no history of earnings. If the Change of Business is completed, the Issuer will need to raise funds to carry out exploration of its properties with the objective of locating mineral reserves and developing a mine which may never earn revenue or become profitable.

Financing Risks

If the Option Agreement and the Financing is completed, the Issuer will have limited financial resources, no operations, no revenues, and has no assurance that additional funding will be available to it to fulfill its obligations and conduct exploration and development work on the Leases. The only significant source of funds that will be available to the Issuer will be the sale of its equity capital, borrowed capital, or the offering by the Issuer of an interest in its properties to be earned by another party or parties carrying out development thereof. There can be no assurance that the Issuer will be able to obtain adequate financing

in the future or that such financing will be available on favourable terms or at all. If the Change of Business is completed, and the Issuer's exploration programs are successful, additional funds will be required to further explore, develop and place the Leases in commercial production. Failure to obtain such additional financing on a timely basis could cause the Issuer to forfeit part or all of its interest in its properties and reduce or terminate its operations.

Operational Risks

The Issuer will be subject to a number of operational risks and may not be adequately insured for various risks. The Issuer's business is subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, worker health and safety which may involve radioactive or hazardous materials; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Issuer's properties, personal injury or death, environmental damage or in the Issuer's exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition.

Also, the Issuer may be subject to liability or sustain loss for certain risks and hazards against which the Issuer cannot insure or which the Issuer may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition.

No Ongoing Operations and No Production History

The Issuer has no history of business or mining operations, revenue generation or production history. If the Change of Business is completed and if the Issuer ever commenced actual mining operations, such operations would face various risks including, but not limited to:

(a) failure of production to achieve recovery levels indicated by pre-production testing of drill core and bulk samples;

(b) estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;

(c) production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labour strikes;

(d) the grade of ore actually mined being lower than that indicated by drilling results;

(e) persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;

(f) adverse changes in interest rates that may apply to project development debt.

Exploration

The business of the exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercially mineable ore on the Leases.

Development

In the event that the Option Agreement is completed and the Issuer acquires a 50.1% interest in the Leases, the Issuer will be subject to all of the risks inherent in the mineral industry and the development of mineral properties are highly speculative and involve substantial risks, even when conducted on properties known to contain quantities of minerals. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays or increase costs; such delays or increased costs could materially and adversely affect the financial performance of the Issuer. Mineral exploration is subject to accidents, environmental hazards, the discharge of toxic chemicals and a variety of other hazards. Such events may increase production costs or result in liability. Environmental hazards may exist on the Leases which are unknown to the Issuer at present which have been caused by previous or existing owners or operators of the properties. The Issuer does not maintain insurance against such liabilities. Upon the occurrence of any of the events set out above, the Issuer could incur significant costs that could have a materially adverse effect upon its financial condition.

Title to Properties

Acquisition of title to Leases is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Issuer will obtain a title opinion in respect of title to the Leases, the Issuer cannot give an assurance that title to such properties will not be challenged or impugned. The Issuer can never be certain that it will have or can obtain valid title to the Leases or that its rights to explore and exploit the Leases will not be revoked, or significantly altered, to its detriment, challenged or impugned by third parties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. The Issuer does not carry nor do they plan to carry title insurance on its properties. A successful claim that the Issuer, the Issuer or Roche Bay, as the case may be, does not have title to the Leases could cause the Issuer to lose its rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property. The Issuer has obtained the Title Opinion, which states that Leases are held in the name of Roche Bat subject to the Title Opinion Charges.

Management Inexperience

If the Change of Business is completed, the proposed management of the Issuer is experienced in exploring for minerals, but may lack all necessary technical training and experience to successfully develop and operate a mine. Without adequate training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within the mining industry and their decisions and choices may not take into account all available and necessary engineering or managerial approaches that experienced mine operating companies commonly use to successfully develop a mine. Consequently, the Issuer's operations, earnings and ultimate financial success could suffer irreparable harm due to these factors.

Management

The success of the Issuer is currently largely dependent upon on the performance of its directors. The loss of the services of these persons will have a material adverse effect on the Issuer's business and prospects. There is no assurance that the Issuer can maintain the service of its directors or other qualified personnel required to operate the business. Failure to do so could have a material adverse affect on the Issuer and its prospects.

Requirement for Permits and Licenses

The Issuer does not currently have any permits and licences to carry on any exploration activities on the Leases but does not anticipate problems in obtaining all necessary licenses and permits to carry on its exploration and development activities. However, it is uncertain if the Issuer will be able to obtain all necessary licenses and permits to carry on its exploration and development activities in which it is currently engaged under applicable laws and regulations in respect of the Leases. Such licenses and permits may be difficult to obtain and may be subject to changes in regulations and in various operational circumstances. A substantial number of additional permits and licenses may be required should the Issuer proceed beyond exploration.

Fluctuating Mineral Prices

The economics of mineral exploration is affected by many factors beyond the Issuer's control including, commodity prices, the cost of operations, variations in the grade of minerals explored and fluctuations in the market price of minerals. Depending on the price of minerals, it may be determined that it is impractical to continue the mineral exploration operation. The mineral industry in general is an intensely competitive industry in which operators compete for the acquisition of mineral claims as well as the recruitment and retention of qualified employees. Mineral prices are prone to fluctuations and the marketability of minerals is affected by government regulation relating to price, royalties, allowable production and the importing and exporting of minerals, the effect of which cannot be accurately predicted. There is no assurance that a profitable market will exist for the sale of any minerals found on the Leases.

Environmental Risks and other Regulatory Requirements

The current or future operations of the Issuer, including the development activities and commencement of production on its property, require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. Companies engaged in the exploration and development of mineral properties generally experience increased costs and delays in development and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Issuer may require for the facilities and conduct of exploration and development operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any exploration and development project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulation and permits governing operations and activities of mineral companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or exploration and development costs or reduction in levels of exploration and development at producing properties or require abandonment or delays in development of new properties.

Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Issuer may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Issuer. The Issuer does not maintain insurance against environmental risks.

Competition

Significant and increasing competition exists for mineral opportunities in Nunqavut or elsewhere. There are a number of large established mining companies and mineral exploration companies with substantial capabilities and greater financial and technical resources than the Issuer. The Issuer may be unable to maintain its interest in the Leases or to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's exploration programs on the Leases or any other properties will yield any mineral reserves or result in any commercial mineral operations.

Conflicts of Interest

Directors of the Issuer and the Issuer may, from time to time, serve as directors of, or participate in ventures with other companies involved in natural resource development. As a result, there may be situations that involve a conflict of interest. Each director will attempt not only to avoid dealing with such other companies in situations where conflicts might arise but will also disclose all such conflicts in accordance with the *Business Corporations Act* (Ontario) and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Litigation

The Issuer and/or its directors may be subject, with or without merit, to a variety of civil or other legal proceedings. The Issuer does not know of any such pending or actual material legal proceedings against the Issuer as of the date of this Filing Statement.

No Cash Dividends Are Expected to be Paid in the Foreseeable Future

It is likely that the Issuer will retain any future earnings to finance its business and operations and any future growth. Therefore, it is unlikely that the Issuer will pay any cash dividends in the foreseeable future.

Ore Reserves and Reserve Estimates

The Issuer is unaware of the existence of any mineral reserves, resource or reserve or resource estimates on the Leases except as otherwise indicated in the independent technical report prepared in respect of the Leases which has been filed and can be reviewed under the Issuer's profile on www.sedar.com. Even if a technical report on the Leases indicates the existence of mineral reserves or resources or provides reserve or resource estimates, no assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on historical and limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.

PART I

THE CHANGE OF BUSINESS

The Option Agreement

The Issuer and Roche Bay entered into the Option Agreement granting the Issuer an Option in Leases subject to the Third Party Interests further described in the Option Agreement.

Under the Option Agreement the Issuer will assume responsibility for raising financing and managing the completion of feasibility studies. Once these are completed, the Option Agreement provides for formation of a joint venture for the construction and operation of a mine. The Issuer will be responsible for the financing, design, build and operation of a mine and plant producing at least 6,000,000 tonnes per year of iron concentrates or pellets. The Option Agreement is subject to several conditions based on operational milestones being achieved as further set out below.

Exploration Milestones

In order to earn up to 50.1% interest in the Leases, the Issuer must complete the following exploration milestones:

Exploration Milestone	Time for Completion	Interest Acquirable by the Issuer	Aggregate Interest
(a) Completing 15,000 meters of drilling on the Leases	On or before 18 months after the date of Exchange Approval	10%	10%
(b) Completing both of: (i) a total of 30,000 meters of drilling	On or before the 3rd anniversary of the date of Exchange Approval	20%	30%

Exploration Milestone	Time for Completion	Interest Acquirable by the Issuer	Aggregate Interest
on the Leases; and (ii) a NI 43-101 compliant pre-feasibility Study by an independent contracting company agreeable to the Issuer and Roche Bay, based on an envisioned minimum 6 million tonne per year (**"Mtpy"**) mining operation. To satisfy this exploration milestone, the pre-feasibility study shall contain a resource estimate of at least 750,000,000 tonnes of iron ore in the aggregate among the "measured" and "indicated" categories			
(c) Completing a NI 43-101 compliant feasibility study by an independent contracting company agreeable to the Issuer and Roche Bay, based on an envisioned minimum 6 Mtpy mining operation	On or before the 5th anniversary of the date of Exchange Approval	10%	40%
(d) Attaining a mining permit to construct a mine which is situated on the Leases and which meets the Minimum Mine Specifications	On or before the 7th anniversary of the date of Exchange Approval	10.1%	50.1%

The Issuer will have full control of the programs required to complete the exploration milestones and will do so at its own cost. Upon completing all of the exploration milestones and exercising the Option for a 50.1% interest in the Leases, the Issuer and Roche Bay will form a joint venture. As long as it fulfils all of the conditions of the Option Agreement, the Issuer will remain as operator of the joint venture.

Conditions of Closing

In order to complete the Option Agreement, the following conditions must be met:

1. Issuer will obtain the approval of the Exchange on or before May 16, 2007, or such other date as the parties agree upon;
2. On or before May 16, 2007 or such other date as the parties agree upon, the Issuer must raise a minimum of $5,000,000 of working capital by way of an equity financing;
3. Within 5 business days of Exchange Approval, the Issuer will pay Roche Bay $250,000 and issue 12,000,000 Rights to Roche Bay (up to 5,000,000 of which Rights may be issued to its shareholders, at Roche Bay's direction), the applicable effective date and exercise price for such Rights being set out in the following table:

Milestone	Number of Rights that become effective	Exercise Price
Exchange Approval	8,000,000	$0.35

Milestone	Number of Rights that become effective	Exercise Price
Completing 15,000 meters of drilling on the Leases	2,000,000	$0.60
(b) Completing both of: (i) a total of 30,000 meters of drilling on the Leases; and (ii) a NI 43-101 compliant pre-feasibility Study based on an envisioned minimum 6 million tonne per year (**"Mtpy"**) mining operation containing a resource estimate of at least 750,000,000 tonnes of iron ore in the aggregate among the "measured" and "indicated" categories	2,000,000	$1.00

4. Any obligations of Roche Bay arising from agreements previously made between Roche Bay and Corus UK Limited affecting the Leases and the Option will be discharged and released so that Roche Bay will be the sole registered and beneficial owner of the Leases (subject to the third party interests set out in the Agreement) with the exclusive right to enter into the Agreement and to grant the Option contemplated therein;
5. The parties and their advisors will have completed a due diligence review of the Leases and the operations of Roche Bay and the Agreement and approve of the results on or before May 16, 2007 or such other date as the parties agree upon;
6. The Issuer will offer employment contracts to certain personnel of Roche Bay on or before May 16, 2007 or such other date as the parties agree upon with industry standard terms and conditions; and
7. The parties agreeing on the form of agreement governing the joint venture for the construction and operation of the mine.

The Rights

The rights to be issued by the Issuer to Roche Bay as a condition of the closing for the Agreement will be non-listed transferable share purchase Rights of the Issuer. Each Right will entitle the holder to purchase one common share of the Issuer within a period of 3 years after the date of issue. The 3 year period is subject to Exchange approval. Otherwise, the period will be 2 years. Holders of the Rights will be restricted from exercising any Rights which would result in the holder, or any person or company acting jointly with the holder, owning or exercising control over an aggregate number of shares which is 20% or greater of the total issued and outstanding shares of the Issuer. Furthermore, no individual or entity can sell more than 500,000 Right shares in any 90 day period without the prior approval of the Issuer. These restrictions will only apply during the first 2 years of the 3 year period (or the first 22 months, if the period of the Rights is 2 years). These restrictions may also terminate in the event of a change of control, if a holder can reasonably demonstrate that the exercise of the Rights and/or the sale of the underlying Rights Shares is necessary to avoid financial hardship and if certain defaults occur under the Option Agreement.

Mine Development Expenditures:

Upon formation of the joint venture, the Issuer will be responsible for funding 50.1% of the mine development costs. Pursuant to the Agreement, Issuer will also provide funding of Roche Bay's share of the mine development costs, up to a maximum of $900,000,000, with up to $250,000,000 being free carried. If the total cost is $900,000,000, the Issuer shall be responsible for funding $450,000,000 as its share of the costs. Of the balance, the Issuer shall carry Roche Bay's share of $450,000,000. For every $100,000 of this amount, $25,000 will be allocated towards the free carried portion which shall be without recourse. The remaining balance of $75,000 shall be provided by the Issuer at an interest equal to the financing received by the Issuer plus 1% and shall be paid back from Roche Bay's share of the mine's cash flow or retired by Roche Bay's own financing.

Example:
(in Million CDN)

Cost of mine	Roche Bay's share	Roche Bay's share that is carried by the Issuer	Roche Bay's share that is carried by Issuer at cost of debt financing
$500	$250	$69.44	$180.56
$750	$375	$104.17	$270.83
$1,000	$500	$138.89	$361.11
$1,250	$625	$173.61	$451.39
$1,500	$750	$208.33	$541.67

Furthermore, up to a maximum of $900,000,000 of Roche Bay's share of the capital required to build the mine (with minimum production of 6 Mtpy) and operate it for a period 6 years following production will be provided by the Company, with $250,000,000 being free carried. The balance of $650,000,000 provided by AEI to Roche Bay will be provided at the same rate as AEI's financing plus 1%. The capital financing provided by AEI to Roche Bay will be divided pro rata between the free carried portion and the non-carried portion. For example a $720,000,000 mine would require AEI to provide $360,000,000 of Roche Bay's capital of which $100,000,000 would be free carried and the remaining $260,000,000 provided at the same rate as AEI financing plus 1%

Termination or Default:

The Issuer may cancel the Option Agreement upon 60 days notice. Roche Bay can re-acquire between 10-17% of the Issuer's earned interest in the Leases for between $5,750,000 to $10,000,000 under certain conditions of default by the Issuer.

The following are material events which if they do not occur shall constitute defaults under the Agreement and may result in termination:

- The start of mine construction within 10 years of Exchange Approval of the Agreement,
- The completion of the exploration milestones listed above
- The spending of a minimum of at least $1,000,000 per year on the Leases or the payment in lieu of such expenditures of US$250,000 to Roche Bay.
- A change of control in the Issuer as the result of the acquisition of shares of Issuer by a company with more then 12mt/y iron ore production.

The Financing

The Issuer entered into an engagement agreement co-led by D&D Securities Company and Octagon Capital to raise up to $20,000,000 by way of a private placement. This financing will be used to fund operations related to the Option Agreement with Roche Bay. The Offering will comprise NFT Units at the price of $1.25 per NFT Unit and FT Shares at the price of $1.50 per FT Share. Each NFT Unit will consist of one common share in AEI and one-half of one whole Warrant. Each Warrant will entitle the holder to purchase an additional common share at a price of $2.00 up to two years from the closing date.

The Offering will raise a minimum of $10,000,000 (from the sale of up to 4,000,000 FT Shares and the balance in NFT Units) and a maximum of $20,000,000 (from the sale of up to 10,666,667 FT Shares and the balance in NFT Units). AEI has agreed to waive certain expenses qualifying as Canadian Exploration Expense (CEE) under the Income Tax Act (Canada) for subscribers of the FT Shares. Upon the closing of the offering, AEI will pay the Agents a commission of 8.0% of the gross proceeds of the offering. In addition, AEI shall issue agent's warrants equal in number to 8.0% of the units and flow-through shares sold during the placement, entitling the Agents to purchase one common share at an exercise price equal to $1.25 for a period of 18 months.

The Issuer shall provide up to $1,500,000 in loans to Roche Bay raised by non-recourse loans wherein if the conditions precedent under the Option Agreement are not satisfied by the closing date or such other date as the parties may agree upon, such non-recourse loans shall be deemed to be forgiven and Roche Bay shall be responsible for full repayment. In the event that all of such condition precedents are satisfied by the closing date or such other deadline, the loan principal and interest (accrued at 10% per annum) shall be repayable together with that number of bonus common shares issued by the Issuer having an aggregate value of 20% of the loan principal and issued at the rate of $1.25 per bonus share.

Shares Issued Pursuant to Offering

	Minimum Offering of $10.000.000		**Maximum Offering of $20.000.000**	
	Offering of $10.000.000 comprised of 8.000.000 NFT Units	Offering of $10.000.000 comprised of 3.200.000 NFT Units and 4.000.000 FT Shares	Offering of $20.000.000 comprised of 16.000.000 NFT Units	Offering of $20.000.000 comprised of 3.200.000 NFT Units and 10.666.667 FT Shares
Non flow-through shares issued pursuant to the Financing from NFT Units	8.000.000	3.200.000	16.000.000	3.200.000
Reserved for issuance pursuant to the Warrants issued under the Financing from NFT Units	4,000,000	1,600,000	8,000,000	1,600,000
FT Shares	0	4.000.000	0	10.666.667
Bonus Shares issued in respect of $3,000,000 non-recourse loans	480,000	480,000	480,000	480,000
Reserved for Issuance of respect of agent's warrants issued in connection with the Financing	640.000	576.000	1.280.000	1.109.333
TOTALS	**12,544,000**	**9,856,000**	**25,760,000**	**17,056,000**

PART II
INFORMATION CONCERNING THE ISSUER

CORPORATE STRUCTURE

Name and Incorporation

The full corporate name of the Issuer is "Advanced Explorations Inc." The Issuer's head office is located at 81 Jessie Avenue, Box 227, Campbellville, Ontario L0P 1B0 and its registered office is located at 305 Davenport Road, Toronto, Ontario M5R 1K5.

The Issuer was incorporated under the *Companies Act* (Ontario) on January 27, 1944 under the name "Donrand Mines Limited." The articles of the Issuer were amended on March 8, 2000 to change the name of the Issuer to "Crmnet.com Inc.". The articles of the Issuer were further amended on February 24, 2005 to change the name of the Issuer to "Advanced Explorations Inc."

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Issuer operated under the name, Donrand Mines Limited ("Donrand"), a mining exploration and development company, until 2000 when it completed a share exchange with Relationship Marketing Resources, Inc. whereby the Issuer acquired all of the issued and outstanding shares of Relationship Marketing Resources, Inc. The Issuer then changed its name to CRMnet.com Inc. The Issuer was engaged in the business of providing Customer Relationship Management software and solutions. In September 2000, the Issuer acquired all of the issued and outstanding shares of Web Sights International Inc. In July 2001, the Issuer assigned Relationship Marketing Resources, Inc. into bankruptcy.

In July 2003, the senior management of the Issuer was changed as the Issuer's technology related business was no longer viable and it became inactive. The new management had considerable mining and exploration expertise and focused its efforts on reactivating the Issuer's business as a mining and exploration company.

On February 2005, the Issuer completed a share consolidation and change of name to Advanced Explorations Inc. Also, in February 2005, the Issuer entered into a Memorandum of Understanding with Earth Search Sciences Inc. and Geologic Business Solutions Inc. for the Issuer to acquire the rights to hyperspectral imaging technology to be applied to mineral exploration. In December 2005, the Issuer entered into a Licensing Agreement with Laser Diagnostics Instruments International Inc. for the exclusive worldwide rights to use Laser Diagnostics Instruments International Inc.'s laser technology for oil and gas exploration. The Issuer's business plan was to bring high tech exploration tools and expertise to the resource sector.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

This following information is a Management Discussion and Analysis of the financial conditions and results of operations for the fiscal years ending December 31, 2004, 2005 and 2006 (reflecting the twelve

month period ending on those dates, and covering the last three completed annual audited financial periods).

In all cases, this document should be read in conjunction with the appropriate annual audited financial statements or interim unaudited financial statements and all notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements can be found at www.sedar.com. All dollar amounts are in Canadian dollars.

Year Ended December 31, 2004 (dated April 29, 2005)

Overall Performance

For the year ended December 31, 2004, the Issuer's cash position improved to $7,979 at December 31, 2004 from $984 at December 31, 2003. The Issuer would require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

The Issuer did not carry out any share capital raising activities during the year ended December 31, 2004. The Issuer was financed over the period through short term and demand loans.

Selected Annual Information

	2004 ($)	2003 ($)	2002 ($)
Total Revenues	$ --	$ --	$ --
Net Loss	$(176,609)	$(66,597)	$(507,631)
Loss per share	$(0.01)	$0.00	$(0.02)
Total assets	$7,979	$984	$57,400
Working capital	$(651,265)	$(148,447)	$(73,274)
Shareholders equity	$(651,265)	$(474,656)	$(408,059)
Capital stock	$2,257,445	$2,257,445	$2,257,445
Retained earnings	$(2,908,710)	$(2,732,101)	$(2,665,504)

Results of Operations

The Issuer remained in the process of reactivation during the period. For the twelve months ended December 31, 2004, the Issuer had a net loss of $176,609. The increased amount of loss over the comparable year ended December 31, 2003 of $66,597 was largely due to an increase in professional fees, interest expense and bank charges, increased shareholder information and filing fees, and the expense associated with an option payment to acquire a mineral exploration property. The Issuer generated no revenue during the year.

Liquidity and Capital Resources

The Issuer's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2004, the Issuer had a cash position of $7,979 (2003 - $984) and negative working

capital of $651,265 (2003 – $148,447). The balance due on a line of credit amounted to $47,500 (2003 - $27,000). Accounts payable at December 31, 2004 amounted to $96,735 (2003 - $122,431)

During the year ended December 31, 2004, the Issuer entered into short term and demand loans at rates ranging from 12 to 12.5% per annum to provide working capital of $188,800. The two demand loans are convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of the demand. The remaining term loan has a maturity date of November 17, 2005.

In early 2005, the Issuer was negotiating with the holder of the promissory note to settle the balance owing which came due on February 28, 2005. The Issuer did not have sufficient funds to meet the obligation as it came due.

Year Ended December 31, 2005 (dated April 27, 2006)

Overall Performance

For the year ended December 31, 2005, the Issuer's cash position worsened to $436 at December 31, 2005 from $7,979 at December 31, 2004. The Issuer will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

The Issuer carried out share capital raising activities during the year ended December 31, 2005. This resulted in the receipt of proceeds of $81,020 upon the issuance of 503,400 units. Additional proceeds of $70,000 were received subsequent to year end. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.40 per share for a period of one year.

Selected Annual Information

	2005 ($)	2004 ($)	2003 ($)
Total Revenues	$ --	$ --	$ --
Net Loss	$(387,610)	$(176,609)	$(66,597)
Loss per share	$(0.05)	$(0.01)	$0.00
Total assets	$70,436	$7,979	$984
Working capital	$(668,619)	$(651,265)	$(148,447)
Shareholders equity	$(668,619)	$(651,265)	$(474,656)
Capital stock	$2,390,760	$2,257,445	$2,257,445
Contributed Surplus	$236,941	$ --	$ --
Retained earnings	$(3,296,320)	$(2,908,710)	$(2,732,101)

Results of Operations

The Issuer remained in the process of reactivation during the period. For the twelve months ended December 31, 2005, the Issuer had a net loss of $387,610. The increased amount of loss over the comparable year ended December 31, 2004 of $211,001 was largely due to an increase in stock option compensation, and interest and bank charges. No stock based compensation was recognized in the

previous period. The Issuer generated no revenue during the quarter.

The Issuer negotiated a Memorandum of Understanding with Earth Search Sciences Inc. located in Montana, U.S.A. and Geologic Business Solutions Inc. of Toronto, Ontario dated February 14, 2005. The Memorandum of Understanding established a joint venture between the parties, with the Issuer obtaining the rights to access and acquire hyperspectral technology from Earth Search Sciences Inc. and Geologic Business Solutions Inc. to create a leading-edge technology Issuer focused on generating mineral target and project opportunities. The Memorandum of Understanding allowed the Issuer to acquire a Probe-1 hyperspectral instrument and a database of existing spectral information from Earth Search Sciences Inc. and all of the issued and outstanding shares of Geologic Business Solutions Inc., an Ontario incorporated company. Earth Search Sciences Inc. is the owner and vendor of hyperspectral probe technology and all ancillary equipment normally required and used in the operational acquisition of hyperspectral data as well as the existing hyperspectral database. Geologic Business Solutions Inc. , through its officers and employees, possesses expertise and knowledge in the interpretation, assessment and application of hyperspectral data.

The Issuer also completed the execution of an exclusive Licensing Agreement with Laser Diagnostics Instruments International Inc. of Ottawa, Ontario, effective December 21, 2005 This Agreement provided exclusive worldwide rights to the Issuer for oil and gas exploration use of the laser technology developed by Laser Diagnostics Instruments International Inc. The Licensing Agreement is initially contingent on the arrangement of a demonstration of the technology and the approval by the Issuer of the demonstration as to the ability of the LIDAR Laser Scanner and the Technology to detect the existence of oil on the surface of the water for the purposes of oil and gas exploration.

Liquidity and Capital Resources

The Issuer's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2005, the Issuer had a cash position of $436 (2004 - $7,979) and a negative working capital of $668,619 (2004 – $651,265). The balance due on a line of credit amounted to $50,000 (2004 - $47,500). Accounts payable at December 31, 2005 amounted to $119,262 (2004 - $96,735)

A term loan with a maturity date of November 17, 2005 was extended during the period.

Year Ended December 31, 2006 (dated April 30, 2007)

Overall Performance

For the year ended December 31, 2006, the Issuer's cash position worsened to nil at December 31, 2006 from $436 at December 31, 2005. The Issuer will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

On April 6, 2006, the Issuer issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of a promissory note.

Selected Annual Information

	2006 ($)	2005 ($)	2004 ($)
Total Revenues	Nil	Nil	Nil
Net Loss	$(231,115)	$(387,610)	$(176,609)
Loss per share	$(0.03)	$(0.05)	$(0.01)
Total assets	Nil	$70,436	$7,979
Working capital	$(798,342)	$(668,619)	$(651,265)
Shareholders equity	$(798,342)	$(668,619)	$(651,265)
Capital stock	$2,492,152	$2,390,760	$2,257,445
Contributed Surplus	$236,941	$236,941	$ --
Retained earnings	$(3,527,435)	$(3,296,320)	$(2,908,710)

Results of Operations

The Issuer is currently being reactivated. For the twelve months ended December 31, 2006, the Issuer had a net loss of $231,115. The decreased amount of loss over the comparable year ended December 31, 2005 of $387,610 was largely due to a decrease in corporate activity. The Issuer generated no revenue during the quarter.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Issuer for the periods September 30, 2004 to December 31, 2006. The information contained herein is drawn from the interim financial statements of the Issuer for the aforementioned periods.

Quarter Ending	Revenues $	Net loss $	Net loss per share $
December 31, 2006	Nil	118,607	0.01
September 30, 2006	Nil	29,353	0.00
June 30, 2006	Nil	48,614	0.01
March 31, 2006	Nil	34,541	0.00
December 31, 2005	Nil	601	0.00
September 30, 2005	Nil	21,805	0.00
June 30, 2005	Nil	85,444	0.01
March 31, 2005	Nil	280,962	0.01
December 31, 2004	Nil	41,974	0.00

Liquidity and Capital Resources

The Issuer's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2006, the Issuer had a cash position of nil (2005 - $436) and a negative working capital of $798,342 (2005 - $668,619). The balance due on a line of credit amounted to $50,000 (2005 - $50,000). Accounts payable at December 31, 2006 amounted to $227,905 (2005 - $119,262).

A term loan with a maturity date of November 17, 2005 was extended.

DESCRIPTION OF THE SECURITIES

Share Capital

The authorized capital of the Issuer consists of an unlimited number of common shares without par value. As at the date of this filing statement 9,880,677 common shares are issued and outstanding. The holders of common shares are entitled to vote at all meetings of shareholders of the Issuer, to receive dividends if, as and when declared by the directors and, to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Issuer.

STOCK OPTION PLAN AND INCENTIVE STOCK OPTIONS

Stock Option Plan

The Company has no pension plan and no standard or other arrangement for compensation to the other directors and officers of the Company except the granting of stock options.

The Corporation has in place a Stock Option Plan (the "Plan") which was approved by the shareholders of the Corporation on **September 30, 2004**. Under the Plan, the board of directors may, at its discretion, grant options to purchase up to **10%** of the issued and outstanding common shares from time to time, on a non-diluted basis, to directors, officers, consultants and certain key employees of the Corporation or any of its subsidiaries, provided that no individual may be granted options exceeding **5%** of the issued and outstanding common shares of the Corporation, from time to time. Options granted under the Plan are non-assignable and non-transferable. The option price per common share granted under the Plan is the average closing market price for the common shares on the TSX Venture Exchange (the "Exchange") of the ten days of trading immediately preceding the date the option is granted, less any applicable discount as may be allowed by the Exchange. The maximum term of any option is five years from the date the option is granted. If a person to whom options have been granted ceases to be a director, officer or employee of the Corporation, such person must exercise his option within ninety (90) days of the termination date, after which all of his outstanding options will expire. In the event of the death of a designated recipient, his estate will have twelve months within which to exercise the outstanding options. Any amendment to the Plan will also have to be approved by the Exchange.

As at the Company's most recent financial year ended **December 31, 2006**, the following stock options to purchase Common Shares were granted and outstanding under the Plan (as of the date of this filing statement 435,000 stock options were outstanding)

Gary Williams – 150,000 (President and Director)

John Gingerich – 100,000 (Director)

Clara Mancini – 50,000 (Director)

Paul Matysek – 50,000 (former Director and options now expired)

Benoit Rivard – 50,000 (Director)

Lyndon Bradish – 50,000 (Director – resigned in January 2007 and options now expired)

Tony Carter – 10,000 (Consultant)

PRIOR SALES

The following table outlines the prices at which common shares of the Issuer have been sold by the Issuer within the last 12 months and the number of common shares sold at that price.

Date	Price $	No. of Shares
April 20, 2006(1)	$0.50	202,785
February 1, 2007(2)	$0.20	1,000,000

(1) Issued in settlements of debt in the aggregate amount of $101,392.48

(2) Issued in respect of private placement.

STOCK EXCHANGE PRICE

The following table lists the high and low prices for the Issuer's common shares as well as the volume traded on a monthly basis for each month of the current quarter and the immediately preceding quarter and on a quarterly basis for the seven previous quarters.

Period	High	Low	Volume
February 1 – February 19, 2007	$0.00	$0.00	0
Month ended January 31, 2007	$0.31	$0.15	283,033
Month ended December 31, 2006	$0.155	$0.15	22,666
Month ended November 30, 2006	$0.255	$0.155	103,499
Month ended October 31, 2006	$0.285	$0.240	47,117
Fiscal quarter ended September 30, 2006	$0.37	$0.17	325,193
Fiscal quarter ended June 30, 2006	$0.53	$0.195	718,464
Fiscal quarter ended March 31, 2006	$0.66	$0.17	941,425
Fiscal quarter ended December 31, 2005	$0.225	$0.11	148,508
Fiscal quarter ended September 30, 2005	$0.245	$0.10	147,163
Fiscal quarter ended June 30, 2005	$0.45	$0.12	383,371
Fiscal quarter ended March 31, 2005 (traded as CRMnet.com Inc. prior to Feb 05)	$0.64	$0.45	295,628

EXECUTIVE COMPENSATION

For the financial year ended December 31, 2006, the Company had two (2) executive officers, who are also directors. "Executive Officer" means an individual who is the chair or vice-chair of the board of directors, president or any vice-president in charge of a principal business unit, division or function including sales, finance or production, and an officer of the Company or its subsidiary who performs a policy making function in respect of the Company or any other individual who performed a policy-making function in respect of the Company. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year of the payment of which was deferred) paid to the Executive Officers (or companies controlled by the Executive Officers), in the capacity as an Executive officer, for the most recently completed financial year, was nil.

ARM'S LENGTH TRANSACTIONS

The proposed Change of Business is an arm's length transaction.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Issuer is or is likely to be a party or of which any of its properties are or are likely to be the subject.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Auditor

The auditor of the Issuer is Moore Stephens Cooper Molyneux LLP, Chartered Accountants, of 8th Floor, 701 Evans Avenue, Toronto, Ontario, M9C 1A3.

Transfer Agent and Registrar

The transfer agent and registrar for the Issuer is Equity Transfer Services Inc. of 200 University Avenue, Suite 400, Toronto Ontario M5H 4H1.

MATERIAL CONTRACTS

The Option Agreement and the Engagement Letter are the only material contracts of the Issuer currently in effect. See "The Change of Business".

Copies of these agreements may be inspected during regular business hours at the principal office of the Issuer located at 81 Jessie Avenue, Box 227, Campbellville, Ontario L0P 1B0 until 30 days after the closing of the Change of Business.

PART III
INFORMATION CONCERNING THE LEASES

The Information in this Part III is taken directly from *Technical Report - Roche Bay Magnetite Project,* dated February 14, 2007 (the "Technical Report). The Technical Report was prepared by Paul Palmer, P. Geo, P. Eng., a Qualified Person as defined under National Instrument 43-101. A copy of the Technical Report is attached.

NARRATIVE DESCRIPTION OF THE LEASES

The Roche Bay Magnetite Project encompasses five deposits of Algoma type Banded Iron Formation (BIF) which have been labeled Areas A, B, C, D and E and are located on the Leases. These deposits are generally characterized by alternate bands of magnetite and silica, ranging in thickness from one metre in thickness, down to one millimetre. The strike length of these deposits is between 820 and 4,200 m and the width is between 120 to 158 m. The dips of the deposits are generally vertical to sub-vertical and strike toward the northeast-southwest. The largest deposit is Area C with an average strike length of 4,200 m and average width of 120 m.

The Roche Bay Magnetite Project is located near Roche Bay, on the eastern Melville Peninsula, within the District of Franklin, Nunavut Territory (north of the artic circle). The Melville Peninsula is bound by the Foxe Basin to the east, Committee Bay in the west and the Fury and Helca Straits in the north. The location of the project is shown on Figure 1 (illustrated as mining leases 2952, 2953 and 2954 and 2955 (located southwest of 2954) which make up the Leases.

The nearest population centre is the hamlet of Hall Beach located 90 km to the northeast of the Roche Bay camp. Hall Beach has a population of 543 (Artic Co-operators Limited, 2007a[1]) and is one of the longest permanently populated communities north of the Arctic Circle. Hall Beach is a northern transportation centre with a commercial-grade airport which can accommodate large jetliners with commercial flights 6 days a week. Growth in the Hall Beach area is projected to rise in the near future. The community of Igloolik, north of Hall Beach along the Melville Peninsula coast, has a population of 1500 (Artic Co-operators Limited, 2007b[2]) and is also a major area of resources (people and supplies) to the area. The majority of the Hall Beach and Igloolik population is Inuit with both Inuktitut and English languages spoken.

The Roche Bay Magnetite Project consists of four mining leases that at the time of this report are 100% owned by Roche Bay. Roche Bay is registered with the department of Indian Affairs and Northern Development for the Government of Canada. The mining leases expiry date is July 23, 2021 and the locations on Figure 1 except for mining lease 2955 which is located directly southwest of mining lease 2954.

A review has shown that the mining leases are in good standing with the Department of Indian and Northern Development. The lease holders of the property are Roche Bay. Roche Bay also holds additional mining leases on the Melville Peninsula which are outside the project area in this report.

---

1 Artic Co-operators Limited, 2007a. Population data of Hall Beach community [online]. Available from: <http://www.arcticco-op.com/acl-baffin-region-hall-each.htm>[Accessed :February 13, 2007].

2 Artic Co-operators Limited, 2007b. Population data of Igloolik community [online]. Available from: < http://www.arcticco-op.com/acl-baffin-region-igloolik.htm>[Accessed: 13 February 2007].

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Accessibility

The Roche Bay Magnetite Project is located in a remote part of Canada in the Nunavut Territory (north of the artic circle). The nearby hamlet of Hall Beach has regular commercial air service six days a week. The project site can only be accessed by plane/helicopter, boat to the nearby shoreline and overland by four wheel, all terrain vehicles (ATVs). Access to site for the 2006 exploration program predominantly used a combination of small aircraft and boat. Both supplies and camp personnel were transported this way. Transportation around site was by ATVs. The ATVs were used to move personnel, drill equipment and fuel to the drill sites.

Previous exploration activities on the Roche Bay Magnetite Project in the 1980s also included the construction of a 1,300-1,400 m all weather, gravel air strip located approximately 1 km from the 2006 project camp. This airstrip was built by Borealis Exploration Limited (Borealis) and is maintained by Roche Bay. The airstrip has the capacity to service small aircraft with room for expansion.

Figure 1 Location Map of Roche Bay Magnetite Project and Leases


N
Hall Beach (90km)
Roche Bay
Foxe Basin

Climate

The daily average temperatures from December to March are -27° C to -33° C. During the summer, the average daily temperature ranges between 1° C to 5° C. However, temperatures can reach as high as 16° C in the summer. Annual precipitation averages about 23 cm (9 inches). Fifty percent of the annual precipitation falls during the months of July, August and September. Total snowfall for the year averages 124 cm. Owing to the relative uniformity of the prevailing winds, snow accumulates in large drifts at any break point in the wind (Harper, 1984[3]). Temperature conditions observed at the Roche Bay Magnetite Project camp have shown higher temperatures in the summer and less fog conditions when compared to Hall Beach (Botes, 2007[4])

Infrastructure

There is no permanent infrastructure on the project site other than the 1,300 to 1,400 m gravel air strip and the historical core rack facilities from the 1982 drilling program.

---

[3] Harper, B H, 1984. Borealis Exploration Limited Geological Study for The Borealis Roche Bay Magnetite Project Vol 1 and Vol 2. pp 86.

[4] Botes, D, 2007. Personal email communication, COO Roche Bay, 8 February.

At the time of a site visit on October 15, 2006, the camp facility consisted of temporary canvas/wooden tents which housed the personnel during the field season. Additionally, the camp and drilling equipment, temporary core storage and office area were also located at the camp site. Access from the water was from the shore line with no docking facilities.

HISTORY

The history of the Roche Bay Magnetite Project is based on reports by Harper (1984) and Ursel (1968, 1969 and 1970)[5] and information obtained from the Roche Bay website.

During the years 1968, 1969, and 1970, Borealis Exploration Limited (Borealis), under the direction of geological consultants Norman H. Ursel Associates Limited (Ursel), discovered extensive exposures of magnetic iron formations located on the Melville Peninsula in the District of Franklin, Northwest Territories. Surface geological studies and aeromagnetic surveys conducted by the Geological Survey of Canada and others confirm the deposits to be extensive.

During its first decade, Borealis acquired 233 claims from its initial permits on the Melville Peninsula, converting those claims into 21-year renewable Government of Canada leases in 1978 and 1979.

In 1980, the decision was made by Borealis to place the Roche Bay deposits into production by 1985. In 1981, the Melville Shipping Company completed a shipping study for Roche Bay along with a marketing study that showed magnetite selling for a substantial premium over hematite of the same grade. A bulk sample was taken for laboratory work designed to define the ore characteristics. The laboratory testing was undertaken by Eriez Magnetics and at Cedar Rapids Manufacturing. In that year, Borealis also completed the Borealis Initial Environmental Evaluation and Socio-Economic Reports for the project.

In 1982, Scott-Ortech Mining Ltd., a member of the Matthew Hall Group, completed an independent preliminary feasibility study (Scott, 1982)[6] based on a drilling program completed in the summer of 1982 which comprised 16 BQ drill holes with a combined length of 3,214 m. The drilling focused on Areas A, B and C. The Ontario Research Foundation tested the core for iron content and concentration along with a large bulk sample that was recovered from the property.

A detailed ground magnetometer survey was also conducted over the Areas A and B by members of Borealis' summer crew during the 1982 field season.

It was also reported that, in 1983, equipment and housing units were moved into the Roche Bay area, such that considerable mineralogical testing could be conducted and the construction of a 5,000 ft runway suitable for Hercules aircraft be built. Based on the site visit conducted on October 15, 2006, there is no indication that any equipment remains on site other than the gravel airstrip currently maintained by Roche

---

[5] Ursel, N H, 1968. Summary Report of Investigations of Iron Deposits on Melville Peninsula for Borealis Exploration Ltd., 23 October.

Ursel, N H, 1969. Report of the 1969 Mineral Exploration Season, Melville Peninsula, District of Franklin, Northwest Territories for Borealis Exploration Limited.

Ursel, N H, 1970. Report of the 1970 Mineral Exploration Program, Melville Peninsula, District of Franklin, Northwest Territories for Borealis Exploration Limited.

[6] Scott, S A, 1982. Preliminary Feasibility Study: Borealis Roche Bay Magnetite Project, Scott- Ortech Mining, Ltd. pp173

Bay. In 1984, Borealis put development of the Roche Bay Magnetite Project on hold due to limited financing.

During the 1990s, Borealis' holdings grew and diversified. In the late 1990s, the company decided to place all of Borealis' interests into subsidiary companies for ease of operations and to enable the sale of minority interests in specific areas of the company. In 1997, the Roche Bay Magnetite Project was transferred to Roche Bay. Borealis still remains a large majority shareholder in Roche Bay.

In 1998 and 1999, the property leases were renewed by Roche Bay for another 21-year renewable term.

Historical tonnages for the Roche Bay Magnetite Property were estimated in 1968 and updated annually until 1970 by Ursel. The tonnages were updated again in 1981 by Underhill[7] and documented in Harper (1984). These are summarized in Table 1 and Table 2. Ursel (1968, 1969 and 1970) defined five deposit areas with an estimated combined tonnage in the order of 0.5 billion tons. These tonnages assumed that the depth of the deposit was equal to the width of iron in the deposits. No iron grades were included and the deposit's size and tonnage were based only on surface mapping. Tonnages were estimated using a factor of 10.5 cubic feet per long ton, based on a specific gravity of 3.4 which was obtained by the Ontario Research Foundation. The surface areas were obtained by using average widths and approximate lengths. No information was available to validate and support these tonnage estimates; therefore, no confidence can be assigned to these tonnages.

The tonnage of iron on the Melville Peninsula in the Borealis lease groups was estimated by Ursel (1970) to be 4.3 billion long tons of mineable magnetite ore. The iron formations are composed of seven individual iron occurrences found in two linear sets of deposits, one on the west side (Committee Bay) and one on the east side (Roche Bay) of the peninsula. The western deposits comprise three individual bodies: Borealis 1, 2, and 3; Borealis 4; and Borealis 5. The total tonnages in these western deposits were estimated to be 3.2 billion long tons (Ursel, 1970). The five individual eastern deposits, Areas A and B, C, D, and E, have been calculated to contain 1.1 billion long tons by Underhill (Harper, 1984). Underhill (in Harper, 1984) calculated these historical tonnages based upon surface geological mapping of the bedrock outcrops and the metallurgical testing of rock and bulk samples. The Fe grade of the BIF tonnage estimated by Underhill was between 23% and 34% Fe.

These historical tonnages and grades are considered relevant but of unknown reliability; they are not appropriate for public reporting as a Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves to JORC (2004)[8] or NI 43-101 Standards[9]. Tonnages are not being treated as current mineral resources as defined in Sections 1.2 and 1.3 of NI 43-101. These historical tonnages and grades should not be relied upon and is included only for the purpose of documentation of previous work. The specific data used to calculate these tonnages and grades were not available and have not been confirmed.

Table 1: 1970 Historical Tonnage Estimates by Ursel - Roche Bay Magnetite Project

[7] Underhill, D H, and Cox, C B, 1981. Borealis: The Geology and Feasibility of Its Magnetite Deposits in the Canadian Arctic.

[8] JORC, 2004. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code). Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), effective 17 December.

[9] National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Area	Approximate Length ft (m)	Average Width Ft (m)	Tons per Vertical ft
A (Alder)	4,400 (1341.1)	435 (132.6)	182,000
B	6,000 (1828.8)	520 (158.5)	297,000
C	14,000 (4,267.2)	400 (121.9)	533,000
D	5,000 (1,524.0)	410 (125)	195,000
E	2,700 (823.0)	410 (125)	105,000

Table 2: 1984 Tonnages Estimated by Underhill - Roche Bay Magnetite Project

Area	Tonnage
A (Adler)	158,000,000
B	309,000,000
C	426,000,000
D	160,000,000
E	86,000,000
Total	1,139,000,000

GEOLOGICAL SETTING

The geological setting description of the Roche Bay Magnetite deposit has been provided directly from reports by Van Evendingen (1982)[10], Ford (1982)[11] and Harper (1984).

Regional Geology

The east-central portion of the Melville Peninsula is underlain by Precambrian rocks of the Churchill Structural Province in the interior, and Phanerozoic strata along the coast and eastward across the Foxe Basin. The regional geology of the Melville Peninsula is illustrated on Figure 2.

The Precambrian rocks are predominantly Archean and Aphebian granitoids (both massive and folidated) with narrow elongated belts of Archean supracrustals cutting across the peninsula in a northeast direction, which is concordant with the main structural grain in this part of the Canadian Shield. These belts consist of a suite of rocks known as the Prince Albert Group which consist of a sequence of Aphebian (early Proterozoic) or Archean metamorphosed sedimentary and volcanic rock (greenstones) exposed mainly in two belts on the Melville Peninsula and one belt southwest of Committee Bay. Subsequent work has shown these rocks to be Archean. The rocks are predominantly metavolcanics, which vary in composition from dark-coloured basaltic rocks through intermediate dacite to light-coloured rhyolite.

Three phases of diabasic dyke rocks are present, ranging in age from possible Archean to Upper Proterozoic.

The Phanerozoic rocks consist of Cambrian-Ordovician massive micritic limestone, sandstone, dolomite and dolomitic limestone.

[10] Van Evendingen, D, 1982. August 29, 1982 Report. Borealis Exploration Limited, 48pp

[11] Ford, D C, 1982. Geological Evaluation of the Roche bay Magnetite Formation: Adler Deposit. Borealis Exploration Limited, pp48.

Local Geology

The local geology of the iron deposits for the Roche Bay Magnetite Project has been described by Ursel (1968, 1969 and 1970), van Evendingen (1982), Ford (1982) and Harper (1984) and is provided as follows. The Roche Bay Magnetite Project lies in the Churchill Province of the Canadian Shield on the Melville Peninsula as illustrated on Figure 2. Roche Bay formations represent upper greenschist to lower amphibolite facies, and have undergone extensive metamorphism at temperatures between 500°C and 700°C. The age of these rocks has been determined to be in the range of 1,580 to 2,900

Figure 2 – Regional Geology



PSs
Agn
Hall Beach
Repulse Bay
FOXE

million years before present. Two periods of folding have occurred, one with a northwest-southeast axis, and the other with a northeast- southwest axis (Ford, 1982).

The Roche Bay Magnetite Project encompasses five deposits of Algoma type Banded Iron Formation which have been labelled Areas A or Adler, B, C, D and E. These deposits are generally characterized by alternate bands of magnetite and silica, ranging in thickness from one m in thickness, down to one millimetre and with strike lengths 2,700 ft to 14,000 ft and 400 ft to 520 ft wide (Ursel, 1970). No current local geology maps have been completed for the property. Two historical maps illustrated in Ford, (1982) and in Ursel (1970) show the typical local geology that has been previously recorded.

In general, the local mapping and comparisons to regional geology for the Roche Bay Magnetite Project have been completed by Ford (1982) and is described as follows.

"Metasedimentary and metavolcanic rocks now appearing as chlorite schist, iron formation, metaandesite, biotite schist, metarhyodacite and metarhyolite were deposited on a basement of previously existing, partially granitized paragneiss. These units were formed more or less contemporaneously, excepting the chlorite schist which may have been an earlier flow rock. Present theory holds that the environment was that of a shallow sea and that the iron formation was precipitated chemically, with the original chert having been recrystallized as quartzite. Some features such as slumping are still recognizable within the iron formation. The metavolcanic rocks were originally felsic volcanics flows contemporaneous with the iron formation. Their local variations could be the result of variations within one eruption or in different periods of eruptions. No recognizable vent areas were observed. Some of the felsic volcanic rocks appear to have formed as pyroclastic, ashfall deposits. Metagabbroic rocks, forming as a gabbroic intrusion, subsequently intruded into the area picking up inclusions of the iron formation. Often associated with and thought to be contemporaneous with the gabbro is the metabasaltic unit. It forms sills that follow regional bedding. The basalt probably came from the same parent material as the gabbro. As this whole assemblage, possibly with the exception of the chlorite schist and the gneiss, is thought to have formed under water, pillow structures within the basalt would be expected however none were observed. A border phase of amphibolite is seen near or in contact with the gabbro. A quartz diorite has formed bodies, possibly plugs, within the gabbro. Metamorphism and regional tectonism probably caused the intrusion of the gabbro and associated units. The metamorphic grade appears to be upper green schist to lower amphibolite facies (biotite-muscovite to cordierite almandine zone). It appears that all units were turned on end and isoclinally folded. A series of steeply dipping faults cut the now vertical beds. Uplift and erosion have removed evidence of fold hinges. Possibly, Paleozoic limestones and dolomites were deposited in the map area as elsewhere; however, erosion has removed this cover. Finally, glaciation produced the present topography."

Lithology

The lithology of the Roche Bay Magnetite Project has been based on reports by Ford (1982) and Harper (1982) and is reproduced as follows.

Granitic Gneiss

This rock type is a member of the Amitioke Gneiss Complex, which contains units that are both older and younger than the Prince Albert Group.

In and around the mapped areas, the rocks encountered are medium to coarse-grained, well foliated gneisses of granitic composition. They are tan, grey, or reddish on weathered surface and generally pink, white, or grey/black on fresh surface. Quartz, potash (K), feldspar, and biotite are the essential minerals, with chlorite and epidote as accessories. Occasionally, mafia-rich phases up to a few metres thick are encountered. Prince Albert Group rocks are metamorphosed to amphibolite grade, and it is assumed that the surrounding granitic rocks have undergone the same metamorphism.

This unit is in contact with the eastern edge of the Prince Albert Group in the study area. The foliation is parallel to the regional trend of 35° and the observed dips are always to the east, Contacts are sharp, and probably at least partially faulted, for example, on the east flank of the C deposit.

Chlorite-Tremolite Serpentine Schist

This rock unit is medium to coarse-grained and light green in colour. It weathers recessively and the weathered surface is also a light green colour. The mineralogy appears to be entirely chlorite, tremolite, and serpentine, which have replaced the original minerals. The protolith for this rock would be an ultramafic volcanics containing abundant olivine and pyroxene. Southwest of Committee Bay, these rocks exhibit relict spinifex texture, but this texture is absent in the lavas to the east and is rare on the west side of the peninsula. It is likely that the high metamorphic grade has eliminated the evidence.

In the north part of the study area from 1982 (Areas A and B), this unit is found in thin bands (usually less than 5 m in thickness) bordering the western limit of the basaltic unit. In Area C, they are restricted to the east and west flanks of the deposit, and the units are thicker, often reaching up to 25 m.

Talc-Chlorite Schist

This unit is also representative of the ultramafic lavas in the region. The rock is a very light green colour, medium-grained, and very soft. This rock is probably a result of further alteration on the chlorite-tremolite schist, where talc replaced both serpentine and tremolite. This particular rock type is restricted to the east and west margins of the Prince Albert Group, as is the chlorite- tremolite schist.

It was observed during the 1982 mapping on the western part of the C grid between 40N and 44N, this unit has been extensively brecciated. The brecciation (up to 30 fractures per metre) has been healed by aphanitic veins of pink material, which are probably aplitic dykes. The fractures and angles of intersection are quite regular, suggesting that healed joint sets are responsible for the brecciated appearance.

Quartzite

The quartzite is a grey-coloured rock with a grey-brown weathered surface. It is medium-grained and generally monomineralic. Occasionally, a few flakes of mica are present, defining the original bedding. This rock type is invariably associated with quartz-mica schist, either in abrupt contact, interbedded, or transitional. When interbedded, the individual members are often approximately 3-5 cm thick. This creates a striking pattern in outcrop, where the schist weathers recessively in comparison with the quartzite and also weathers to a rusty salmon pink colour (due to the micas).

The protolith here is quartz arenite, a clastic sediment, which would be indicative of a shallower marine environment than the argillite or iron formation sediments.

This unit and the quartz-mica schist flank the main zone of iron formation at Areas A and B Together with ultramafic volcanics, they mark the eastern limit of the Prince Albert Group in Area C. At the western margin, they are again associated with ultramafics and are also occasionally mixed with basalt and iron formation.

Quartz-Mica Schist

These are composed almost entirely of quartz and biotite with accessory muscovite. The rock is white and dark grey on fresh surface, with the entire rock becoming darker with increasing biotite content (which can range from 5 to 35%). It often contains bands rich in almandine gamete (up to 0.5 cm). It has a salmon-rusty weathering surface similar in colour to the weathered metabasalt. However, the fresh surface shows well laminated quartz bands, 5 mm in thickness, alternating with 1-2 mm thick biotite bands. This unit is invariably found associated with quartzite and, with decreasing micaceous content, the two are gradational.

The protolith for this rock type would be either greywacke or pelite, depending on the biotite content. These rocks would be deposited in deeper water than quartzite. Alternating quartzite and schist may indicate rapid fluctuation in the water depth caused by transgressive and regressive sequences. Like the quartzite, this unit flank Area A and B, and it has a strongly developed foliation, which is parallel to the regional trend. Further south, this unit (plus quartzite and ultramafic volcanics) form the eastern and western margins of the Prince Albert Group, but it is also occasionally mixed with the basalt and iron formation near the western margin.

Metabasalt

This rock is dark green in colour and is relatively fresh at surface. It is generally massive or poorly foliated with variable grain size. Individual crystals may be up to 1 cm, but this is rare.

Commonly, crystals are 2-3 mm in size. The essential constituents of the rock are the ferromagnesian minerals (amphibole, pyroxene, and biotite), which comprise 50-70% of the total. Plagioclase feldspar (20-35%) and quartz (never more than 15%) are the other essential minerals. In addition to these, other amphiboles are also quite common, with actinolite (plus tremolite) and grunerite being dominant. Chlorite is often present, after pyroxene and hornblende. Frequently, the plagioclase shows partial alteration to clay minerals. Pyrite and pyrrhotite are the most common sulphides, and they are usually disseminated rather than in veinlets or stringers. Carbonate-rich veins are generally found near contacts. They are often irregularly shaped, showing pinch and swell structures, and they weather recessively to a light brown colour. The volcanic (greenstones) are quite resistant to weathering and form prominent knolls, ridges, and scarps. Volcanic structures are virtually absent, probably destroyed by the high degree of metamorphism. Rather poor examples of pillows were noted in the mapping from 1982 in a few widely separated locales, and there are several examples of what appear to be flow foliations, running parallel to the regional strike.

This unit is in part contemporaneous with the iron formation deposition, and bands of iron formation are commonly found in a thicker basaltic sequence. Close to the iron formation contacts, the basalt often contains euhedral magnetite crystals.

Other workers in the area, as described in the Harper (1984) report, have proposed that this unit is principally a gabbro that has intruded this region as a sill-like body plus minor basaltic

components. Also in Harper (1984) are opinions describing cross-cutting relationships outside the study area in 1982 and the crystal size, inclusions of iron formation, and abruptness of contacts.

Argillite

The argillite is a black, detrital clastic rock found only in thin beds and lenses. Weathered surfaces have rusty stains and, despite the local metamorphic grade, the rock is still aphanitic (although small crystals of mica can be observed). Owing to its well-bedded occurrence, it fractures in rectangular blocks. This rock is intimately associated with the iron formation. The black colour, rusty weathering, and peculiar fracture pattern are all characteristic of the iron formation as well. On weathered surface, the two rock types appear very similar, and a fresh surface must be examined to ensure correct identification.

Granodiorite

Lenses of grey-white, massive unfoliated granodiorite are occasionally found on the west side of the study area, adjacent to the basalts and intruding into quartzites and quartz-mica schists. The age of this unit is uncertain, but it appears to be relatively unchanged from its protolith (an igneous plutonic rock), which has been injected as a sill. The mineral composition is 25% quartz, 40% plagioclase feldspar, 20% potassium feldspar, and 15% biotite.

Structure

The structure of the Roche Bay area is based on reports by Harper (1984) and is described as follows.

The Melville Peninsula is dominated by a northeast regional trend. Several sub-parallel belts of the Prince Albert Group illustrate this trend. Archean greenstone belts have a linear plan and are basin-shaped in a mass of quartzo-feldspathic gneisses. The granitic plutons commonly border and intrude the Archean greenstone belts creating an irregular, local accurate border in detail, although regionally it resembles a broadly linear structure.

Two phases of folding appear to have influenced the Melville Peninsula. The earliest folds (F1) trend NW-SE and plunge steeply (direction of plunge was not stated), ranging in size up to outcrop scale. The associated schistosity (S1) is well developed and is parallel to the planes of flattening of the pillows in metavolcanic rocks. The younger tight isoclinal moderate-to-steep plunging folds (F2) dominate the map pattern and are delineated by the NE-SW trend of the Prince Albert Group. The S2 schistosity is parallel to the axial planes, which are almost vertical.

The two belts of the Prince Albert Group on the east and west sides of the Melville Peninsula show vergence to the southwest. It is believed that this defines a peninsula-wide fold, the nose of which was destroyed by granitic intrusion and mineralization. Another large scale fold may be present in the central portion of the peninsula, where the two Prince Albert belts on the east side of the peninsula converge and thicken appreciably.

In the mapped grid areas, the outcrop pattern shows the regional NE-SW trend with nearly vertical dips and foliations. Occasionally, the dip angles vary from near-vertical down to 60° - 70° (direction of dip not stated in report). Many faults and folds are present, but the vertically dipping nature of the bedding and foliation made structural interpretation difficult.

Locally, the faulting can be divided into two major groups depending on trend:

1. NE-SW faults with an average trend of 30° to 40° (no dip direction stated in report). The fault planes are parallel to the regional strike and are generally vertical. Relative motion is impossible to assess, but in proximity to these faults the local rock units are more sheared and finer-grained.

2. NW-SE trending faults averaging 1,200 m in length. Both sinistral and dextral strike-slip faults are present, and just south of Area C an offset of up to 800 m can be noted in the Prince Albert Group. The north end of the Area A terminates against one of these faults.

Small-scale faulting (up to 1 m) was observed by Harper (1984) in slump structures within the iron formation. This faulting was reported as syndepositional, occurring while the iron formation was still capable of soft sediment deformation.

It was reported by Harper (1984) that, locally, large-scale folding is absent on Area A, as all the units follow the regional strike pattern. On Areas A and B, a large-scale fold nose (50 inches) is present on the base line at line 36+00N. Here, the iron formation is folded about vertically dipping hinge lines, forming a 35° trending antiform-synform fold pair. It has been described by Harper that this is a large-scale drag fold, as a cross-cutting 50° trending strike-slip fault passes through this fold structure.

Small-scale folding (on the order of a few centimetres) is abundant within the iron formation, and with its alternating black and white bands, it is an ideal rock type to illustrate this small-scale folding. This type of folding is best developed at the north end of Area A. The folds are probably a result of soft sediment deformation (slumping). Chevron and isoclinal folding on the same scale probably represent the regional fold pattern. Occasionally, three phases of folding can be noted at the outcrop scale (Harper, 1984).

EXPLORATION

The exploration activities that have been completed on the Roche Bay Magnetite Project are divided into historical (1968 to 1983) and recent (2006). In general, initial exploration consisted of surface and air geophysical surveys, surface mapping and sampling, trenching and drilling in 1982. Drill core and surface samples from the historical exploration programs were metallurgically tested to determine iron content, and liberation and concentration methods. The recent exploration programs completed in 2006 consisted of an air geophysical survey, confirmation mapping (Bosman, 2006a)[12], shallow drilling and metallurgical testing of 2006 core and historic core (Mcken, 2007)[13].

Historical Exploration

Details on the historical exploration and geophysics programs completed from 1968 to 1982 are summarized by Harper (1984) as follows.

1968-1970 Programs

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[12] Bosman, H J, 2006a. Report on Geological Fieldwork conducted during a 5 week period July 2006 to August.

[13] Mcken, A, 2007. An Investigation into the Beneficiation Characteristics of Samples From the Roche Bay Deposit Interim Report, SGS Lakefield Research Ltd., 9 February.

The initial exploration target in the region focussed on the iron formation deposits discovered by the Geological Survey of Canada during a reconnaissance program.

Exploration activities began in 1968 with the acquisition of permits covering the Roche Bay Magnetite deposit in what was then the Northwest Territory, now Nunavut Territory by Borealis. Borealis was Roche Bay's direct predecessor corporation and was incorporated as a Canadian Dominion Chartered Company on August 26, 1968 (Ashley et. al., 1985)[14].

On March 22, 1968, five prospecting permits were issued in the Districts of Franklin and Mackenzie. Borealis then commenced its first field program. Ursel was commissioned to conduct an exploration program on the Roche Bay Magnetite Deposit on behalf of Borealis. This exploration program by Ursel consisted of reconnaissance surface geological mapping, limited ground and airborne magnetometer and sample collection. Ursel discovered the East Melville Peninsula Iron Formation (Roche Bay) totalled which had a strike length of approximately 30 miles. This was later narrowed down to four zones (Areas A B, C, and D) each approximately 400 ft wide and 4,000 ft in length. Ursel also discovered the West Melville Peninsula magnetite and hematite iron formation which they estimated had a strike length of 15,000 ft and a width of 250 to 1,200 ft. From this initial field program, Ursel justified an expansion of the field program. In 1969, a second field program was conducted by Ursel. This field program consisted of collection of five-ton bulk sample of iron formation, mapping and magnetometer surveys. This program expanded the known deposit and additional claims were staked on behalf of Borealis.

Additional Area E iron formation was also identified during the 1969 field season. The 1969 program confirmed the work done in 1968 and provided better documentation of the West Melville iron formation with extensive mapping and sampling. Roche Bay was identified as a natural harbour with 60 foot depth.

The exploration program continued in 1970 and was the final year for the prospecting permit areas. To retain this area, Ursel staked a total of 122 claims. In addition to geological mapping, a geophysical survey was conducted over the areas of interest.

Tonnage estimates by Ursel (1968, 1969 and 1970) for the five iron formation areas were based only on surface mapping and are summarized in the section titled "HISTORY" above.

1982 Program

Scott Ortech Mining Ltd. was awarded a contract to prepare a preliminary feasibility study on the Borealis Roche Bay Magnetite Project. The study was limited to the Areas A (Adler) and B because they were closest to the tidewater and would require less infrastructure than the more distant deposits. The data used to generate this report was not based on diamond drilling or detailed mapping of the deposit areas. Therefore, the primary objective of the 1982 field season was to substantiate the assumptions made in the Scott Ortech study by obtaining additional data on Areas A (Adler) and B. The 1982 program had the following objectives:

a) to define the local geology of Areas A and B by means of surface mapping, diamond drilling, and geophysics;

---

[14] Ashley, R and Nikhanj, J, 1985. Borealis Exploration Limited Assessment Report for Mining Leases 2952 and 2953, 1982, Diamond Drilling, 193pp.

b) to obtain bulk samples of the ore for milling and metallurgical testing;

c) to examine the potential for other mineralization in the immediate vicinity of the iron formations; and

d) to evaluate in a preliminary sense the potential of the C deposit.

By the end of the 1982 field season, it was clear that Area C had the highest grade of the three deposits, and was wider and larger than earlier estimated.

A drill program consisting of 3,214 m (10,542 ft) of BQ core was drilled by Midwest Drilling of Winnipeg, Manitoba. The historical drill hole locations are referenced on a local grid used in1982. A summary of drill data and major iron formation intersections is given in Section titled "DRILLING" and the historic plans are illustrated on Figure 3. The original drill hole collars, based on the local grid, were converted to a standard UTM (NAD 27) system. Two holes from the 1982 drilling program were found in the 2006 field program and surveyed using a hand held GPS with the details in Section titled "2006 Exploration Program" below. These two holes were used as the reference points to shift the drill holes to the NAD 27 system. The confidence of the drill hole locations is low and additional fieldwork is required to increase the confidence.

2006 Exploration Program

The 2006 Exploration Program was described using reports from Roche Bay's consulting geologist Hendrik Bosman (Bosman, 2006b)[15], airborne geophysical survey (Goldak, 2006) and observations from the site visit conducted by Paul Palmer of Golder on October 15, 2006. The 2006 exploration programs consisted of an airborne high resolution magnetic gradiometer geophysical survey, confirmation mapping of the bedrock outcrop with the geophysical survey, subsurface drilling and sampling collection from current drilling and historic drilling for metallurgical testing.

MINERALIZATION

The Roche Bay Magnetite Deposits is a BIF that occurs in linear deposits in a belt of steeply dipping folded and faulted volcanics and sediments of Archean age. Several iron formations have been defined on the Roche Bay Magnetite Project with the majority of the exploration concentrated on Areas A (Adler), B and C with minor exploration concentrated on Areas D and E. The approximate dimensions of each zone were defined by Ursel (1970) and were provided in Table 1 previously.

Based on surface mapping and limited drilling of these zones, the dip of the iron zone has been defined as vertical and sub-vertical (Bosman, 2006a). Therefore, based on this assumption, it is expected that the deposits may extend to considerable depth but this has not been confirmed by drilling. The iron zone widths vary from less than 30 m to more than 158 m, with overall magnetite content between 25 and 35% (Ursel, 1970 and Harper, 1984). These units pinch and swell, and multiple layers are present. The layers are alternating iron-rich (magnetite) and iron depleted (silica) bands of up to 20 m thick (averaging 2-5 m).

[15] Bosman, H J, 2006b. Roche Bay Drill Planning Aug-Dec.

Sulphide mineralization (percentages unknown) has been reported in some areas of the BIF (core and outcrops) and is dominated by pyrite and pyrrhotite with traces of chalcopyrite and arsenopyrite (van Huyssteen and Lakshmanan, 1984)[16]. Additionally, the presence of trace amounts of silver and gold have also been identified. Testing of samples by the Ontario Research Foundation (van Huyssteen and Lakshmanan, 1984) identified detectable gold values occurring in layers which were poor in magnetite and rich in sulphides and iron-bearing silicates.

Figure 3: 1982 Approximate Drill Hole Locations



425000
427500
430000
432500
Roche Bay Magnetite Project
Historical Drilling on 2006 on Total Magnetic Field Survey
N
Areas A & B
1982 Drill Holes
Area C
2006 Drill Holes
REFERENCE

16 Van Huyssteen, E, Lakshmanan, V I, 1984. Mineralogical Evaluation of Samples from Borealis Prospect Final Report, Ontario Research Foundation, 16 January.

The gold and silver values in the non-magnetics were found to be amenable to concentration by flotation. However, much variability in the ore was noted and, generally, the concentrate assays were low (<0.1 oz/ton Au) according to Melnbardis and Lakshmanan, 1983[17].

DRILLING

Historical Drilling Programs

From July 23 to September 8, 1982, 3,214 m (10,542 ft) of BQ core was drilled by Midwest Drilling of Winnipeg, Manitoba. The aim of the diamond drilling program was to determine the grade of iron down hole as well as its consistency along strike. The drill holes were collared systematically along mineralized zones of the Areas A and B. One hole, C82-1, was collared within a mineralized section of Area C. The selection of drill targets was based upon the results of surface geologic mapping in conjunction with magnetometer data.

The historical drill hole locations were referenced on a local grid used in 1982. The detail of the conversion from the local grid to present day AMG coordinates has been lost and therefore it is difficult to accurately locate these holes. Illustrated on Figure 3 was an attempt to locate the historical drill holes to the current grid system. The confidence of the actual collar locations is low. Additional fieldwork to locate these holes or re-establish drill grid is required.

The core from the 1982 drilling program was sent to the Ontario Research Foundation (Melnbardis and Lakshmanan,1983) for acid soluble iron content testing, Davis Tube testing and gold/silver testing. A total of 1,439 samples (representing 2,218 m of core) were provided from Borealis for this test work. The typical sample interval length tested was either 1.5 or 3.0 m of split core. All samples were tested for acid soluble iron content. The acid soluble content of the samples ranged between 10% to 40% iron.

In order to reduce the number of Davis Tube tests, Borealis staff selected 966 samples (representing 1,454 m of core) and combined them to make 84 composited samples for drill holes 82-1 to 82.4, 82-9 to 82-15 and 82-C1. The composited sample lengths were between 8 to 60 m long with and average length of 21 m. An additional 10 composited samples were tested from drill holes 82-5 to 82-8. The Davis Tube composited samples were ground to -74 μm before testing. The average acid soluble iron percentage from the DT composited samples ranged between 14.3% and 37.1% iron. The magnetic iron concentrates produced from the composited samples ranged between 65.3% and 70.7% iron. Dividing up the Davis Tube (DT) test results by deposit Area indicates that:

- Area A - DT mean Fe % ranges between 67.9% and 69% iron and mean recoveries between 68.6% and 94.4%;
- Area B - DT mean Fe % ranges between 67.6% and 71.1% iron and mean recoveries between 79.5% and 94.2%; and
- Area C - DT mean Fe % is 67.3% and mean recovery is 89.7%.

17 Melnbardis, J, Lakshmanan, V I, 1983. Report No ES/MP-75222-83 Drill Core Evaluation Tests Phase I, Ontario Research Foundation, 9 September.

During the site visit conducted by Golder, a general inspection of the core storage facilities was completed. The 1982 core is stored both on the ground and on rebar/wooden racks and was not catalogued by Roche Bay at the time of the site visit. The remaining core is split and is labelled with metal tags. The core is also not stored in order with core trays from the same bore hole stored in several locations.

2006 Drilling Program

Three AWX bore holes were completed between September and October, 2006 for a total length of 53.94 m. The approximate locations of the three boreholes (CW001, CW003 and CW005) are illustrated on Figure 3. The objective of the 2006 drilling program was to collect shallow cored samples from Area C for metallurgical testing.

No detailed lithological logs were completed on the 2006 drill holes because their main purpose was for metallurgical testing. A visual inspection of the recovered core was completed by Bosman (2006a) and identified three distinct combinations of iron and siliceous banding. The ratios of siliceous bands to iron bands were 65%:35%, 50%:50% and 25%:75%.

The samples collected from the 2006 drilling program were combined with C82-1 to create a single batch sample. The core (53.94 m) from the 2006 drilling program was combined with 163 m of split core from C82-1 (0 to 163 m) to create the "Batch 1" sample. The Batch 1 sample was submitted with four other batch samples (Batches 2 to 5) to SGS facility in December 2006 for sample preparation, x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability and Fe beneficiation (Coarse Cobbing and DT) testing.

The Fe % from x-ray whole rock analysis from Batch 1 was 32.9% Fe. The results from the recoverable magnetic Fe testing (Satmagan testing) showed that only 88.5% of the Fe or 29.1% Fe was recoverable. The other four batch samples showed similar results (11.5 to 31% Fe and 50.7 to 94.3 % recoveries) which indicates that whole rock x-ray analysis method has limitations for providing % Fe as an assaying technique for the Roche Bay Magnetite deposits (McKen, 2007).

The grindability testing (SPI – Sag Power Index) completed by SGS in order to determine Crusher Index, SPI time and hardness percentile were compared to the SGS SPI database. Results indicated that there was a fairly low variability in the sampling due to the use of composited samples (McKen, 2007). SGS recommended that a better representation of the hardness profile would be obtained by testing samples which represented smaller blocks.

Coarse cobbing testing was completed on all batch samples in order to investigate dry magnetic concentration and gangue rejection. The results from Batch 1 were 41.1% Fe and 32.6 to 37.8% Fe for Batches 2 to 5. It was also noted that the sulphur content increased with cobbing which was attributed to the presence of ferro-magnetic pyrrhotite in the samples tested. The coarse cobbing results and recommendations by SGS indicated that it was an effective method and should be considered in the design to reject coarse gangue and minimise grinding costs (McKen, 2007).

The DT testing completed on the batches was done at two grinds (-74 µm and -38 µm) in order to evaluate the effect of grind on Fe concentrate quality. The results of the testing for Batch 1 indicated that the DT Fe % is 66.0% and recovery is 88.3% for -74 µm and DT Fe % is 69% and recovery is 87.9% for -38 µm. The S % for both grinds is 0.64% S and 0.63% S, respectively. The DT Fe % for Batches 2 to 5 are between 62% Fe and 69.2% Fe and the recoveries are between 51.4% and 92%.

In general, the lower grade samples (Batches 2 and 4) showed the lowest Fe % recovery but are still comparable with DT Fe % that are ranging between 62.0 and 66.4% Fe (depending on the grind). It was also noted that the S % was higher in the lower grade samples (1.9% S to 3.59% S) when compared to the higher grade samples (0.36% S to 0.64% S). The $SiO2\%$ is between 7.11% and 10.1% for the -74 μm grind and the $SiO2\%$ is between 3.06% and 6.49% for the -38 μm for all five batches.

Additional testing of the batch samples is ongoing at SGS including flotation testing to reduce sulphides and silica gangue and complete flowsheet testing based on final operating parameters.

SAMPLE METHOD AND APPROACH

Historical Samples

The sampling method that has been employed on the Roche Bay Magnetite Project has been a combination of grab and bulk surface samples and composited drill core samples for metallurgical testing.

Details of the sample location, length and volume size for grab and bulk samples were not provided in the majority of the historic reports. The testing details for the 1982 core samples was provided by the Ontario Research Foundation (Melnbardis and Lakshmanan, 1983) and included the following methods and approach:

• Received 1,439 split BQ size core samples with the remaining half core retained on the Roche Bay Magnetite Project site;

• Of the 1,439 samples, the first 699 samples were treated separately and the remaining 740 samples were combined to create 370 combined samples. Therefore, a total of 1,069 samples were jaw crushed and then roller crushed to -7 mm (-3 mesh). The samples were then put through a riffle to obtain a representative fraction and pulverized and screened to -74 μm. A representative sample was submitted for the acid soluble iron assay;

• The remaining portions of the -74 μm samples were combined to create a total of 94 composited Davis Tube samples. The composited sample lengths were between 8 to 60 m long with and average length of 21 m. Iron assay % grades were determined for the head (feed), magnetic material and the tails including the concentrated weight percent of the feed;

• The DT non magnetic tails were also testing for gold and silver; and

• Multi-element whole rock analysis was completed on every tenth DT tail sample in order to determine deleterious elements.

2006 Samples

The 2006 sampling approach used for the 3 AWX drill holes included combining all 3 drill holes into a single composited batch sample using the entire core lengths. The 3 drill holes combined were equal to a total length of 53.94 m. The AWX composited sample was then combined with 163 m of core from 82-C1 (0 to 163 m) to complete the Batch 1 sample. Batch 1 was considered the "low grade" BIF sample from Areas C and Batch 2 (82-C1 – 163 m to 315 m) was considered the "high grade" BIF sample from

Area C. Roche Bay staff created the batch samples on site and shipped the samples to SGS Mineral Services (SGS) metallurgical testing facility in Lakefield, Ontario.

All testing on the 2006 core was completed by SGS and included a total of five batch samples, Batches 1 and 2 from Area C and Batches 3 to 5 from Area A. Sample preparation was completed by SGS and consisted of crushing, grinding and pulverizing samples to -200 and -38 μm followed by whole rock analysis.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Historical Samples

Sample preparation and analyses for historical grab, bulk and core samples was completed at the various testing labs through 1968 to 1984. Most historical reports detail the standard sample preparations and analysis completed. There was no indication in the reports of the status of the samples tested. It can only be assumed that any remaining samples tested between 1968 and 1984 have been discarded. However, split drill core samples remain on site which could be used for confirmation testing of historical samples tested.

2006 Samples

The sample preparation and analyses of the 2006 drill core samples was reviewed by Golder during the January 8, 2007 site visit to the SGS testing facility. Five batch samples were provided to SGS for testing. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing. The preparation flowsheet for the five batch samples are illustrated on Figure 4. Testing procedures for the Satmagan and DT testing were provided by SGS (SGS, 2007) and are summarized as follows.

Satmagan Test

The Satmagan testing uses a sample preparation procedure with samples pulverized to -388 μm (-48 mesh to - 140μm (-100 mesh). Excessive pulverizing of a sample should be avoided. Samples are tested dry in order to obtain a proper weight percentage. Samples are only used once for testing.

DT Test

The DT is used primarily as an analytical instrument for the determination of the magnetic content of a pulp sample.

Sample Preparation

- Stage crush each sample to -864 μm (-20 mesh) in size;

- Split out 100 grams and transfer to a clean, dry porcelain pebble mill (Abbé-mill) containing 10 pounds of flint pebbles;

- Grind dry for the desired time; usually a series of grinds for 4, 8, 16, 32 and 64 minutes each are carried out;

• Empty the mill on a 5 mm (-4 mesh) screen to separate the pebbles from the ground sample. Brush the pebbles to ensure all the sample is collected; and

Figure 4: 2007 Batch Sample Preparation Flowsheet (McKen, 2007)



5 Samples (Batch 1 to 5)
Select Uncrushed Sample for SPI
30 kg
SPI
Store Reminder
Crush Core at ~1-1/4"
100 kg
Test Charges
3 x 10 kg
30 kg
Stage-crush to 1/2"
Store Reminder
Stage-crush to 6 mesh
20 kg
BWI
Stage-crush to 10 mesh
Head Assays Fe_3O_4, WRA, S
30 kg
Test Charges 10 x 2 kg 1 x 10 kg

- Transfer the sample to a mixing cloth, mix well and remove 10.0 grams of material by scoop sampling.

DT Operation

- Turn on current to the magnets. A reading of 2 amperes should appear on the ammeter;
- Clamp the discharge hose at the lower end of the tube;
- Fill the tube with water to about 1 inch above the level of the water inlet orifice;
- Carefully introduce the 10.0 gram sample into the top end of the tube;
- Insert the rubber stopper in the top of the tube;
- Turn on the power to commence agitation of the tube. Agitate slowly at first;
- Open the water supply and remove the discharge hose clamp. A standard water flowrate is 1,000 mL/min;
- Increase the tube agitation to 100 strokes per minute. Operate for 4 minutes;
- At completion of the test, place a clean porcelain pan under the tube discharge hose and then switch off the current to the magnets;
- Operate the tube for about 30 seconds with no magnet current to ensure complete collection of the magnetic fraction from the tube;
- Stop the tube, clamp the discharge hose, allow the tube to fill with water to the original starting level, turn off the water supply, and stopper the tube;
- Allow the concentrate to settle, then carefully decant the excess water;
- Dry and weigh the concentrate and prepare for assay; and
- DT non-magnetics may be collected if requested by placing a suitable container under the discharge end of the tube.

DATA VERIFICATION

Historical Data Verification

The historical data verification has generally been a review and summary of the historical reports that were generated from 1968-1970 and 1982 to 1984 which included the field program reports, geological reports, drill logs and metallurgical testing reports. Golder did not collect any independent samples or survey historical collars as part of their review.

Golder conducted a site visit on October 15, 2006 and reviewed the split core remaining on site from the 1982 drilling program. Additionally, GPS collar surveys of two historical drill collars (82-4 and 82-12)

were collected by Roche Bay staff during the 2006 field program. It has not be conclusively determined if these are the correct collars since no collar identification markers were placed on the 1982 drill collars.

Historical mineral resource estimates have also not been verified by Golder since the original calculations were not available. These historical mineral resources can not be considered current mineral resources.

2006 Data Verification

The 2006 data verification review that has been conducted by Golder is based on the October 15, 2006 site visit to the property and the January 8, 2007 site visit to the SGS metallurgical testing facility and the review of reports completed from the 2006 field programs. The reports review include the airborne geophysical survey (Goldak, 2006)[18], the mapping and drilling program(Bosman, 2006a) and the metallurgical testing (Mcken, 2007).

As part of these site visits, Golder observed the 2006 drilling conditions including set-up, core recovery, core storage and metallurgical testing of core samples from the 2006 and 1982 drilling programs.

The field programs conducted in 2006, including the airborne high resolution magnetic gradiometer geophysical survey, bedrock confirmation mapping and drilling, are sufficient only to confirm the occurrence of BIF in Areas A, B and C (Bosman, 2006a and Goldak, 2006). The metallurgical testing of drill core samples form Areas A and C have shown effective concentration and recovery can be achieved by crushing and magnetic separation (Mcken, 2007). Additional drilling data, metallurgical testing and the development of a data collection quality control and quality assurance program is required to provide sufficient information to enable a mineral resource to be estimated for the Roche Bay Magnetite Project.

MINERAL PROCESSING AND METALLURGICAL TESTING

Historical Mineral Processing and Metallurgical Testing

Mineral processing and metallurgical testing have been completed on grab, trench, bulk and drill core samples from the Roche Bay Magnetite property from the 1968 to 1970, 1982 and 1983 field programs. Golder has not verified the results of the test work. This is a compilation of previous reports only and has been referenced. As such, no comment is made by Golder on the validity or the results and recommendations.

A summary of these testing programs follows:

1968 to 1971

The first reported testing of samples collected at the Roche Bay Magnetite Project was from the1968 field program which collected surface grab samples from Areas A, B and D from the eastern deposit (Roche Bay) and western deposit (Committee Bay) also called the Z iron ore zone (Area Z which is not included in the Roche Bay Magnetite Project area).

[18] Goldak, B, 2006. Technical Report on a Fixed Wing Three Gradiometer Survey of the Roche Bay East Block, Nunavut (Goldak Airbourne Surveys) June.

The laboratory testing and results from the 1968 field program were summarized in a report by Ursel (Ursel, 1968) which identified that the average Fe content from the Area A was 30%, 25% in the Area B and 27% in Area D. DT testing was also completed on the grab samples and Ursel reported that the testing produced a concentrate exceeding 65% Fe at a grind of 85% passing the -43 μm (325 mesh) with recovery on the average greater than 90%. The original sample location was not provided in the report, only which area it was from.

The 1969 testing program was based on continuous chip samples collected from intervals between 20 and 50 feet long grab samples from each of Areas A, B D and Z. Each sample was approximately 20 to 25 lbs in weight. These samples were combined to create two bulk samples totalling approximately ten tons for testing (Underhill and Cox, 1981). The exact location of these samples has not been confirmed by Golder. The 1969 testing was carried out by H.E. Neal and Associates (Neal, 1969)[19] and it was reported that the samples grades of the eastern deposits (Roche Bay) ranged between 23% and 34 %Fe and 20% and 33% magnetic iron. DT testing produced magnetite concentrates ranging between 68% and 70% soluble iron from both the eastern and western deposits when using a grind of about 85 % and 90% passing -43 μm. The samples from the eastern deposits, required from 40 to 60 seconds grinding time to produce a DT test concentrate of 67 and 68% Fe. The average recovery (both east and west) was excellent, exceeding 90%. Samples of the DT testing concentrate ran about 0.02% sulphur, and 0.018% phosphorus. It was identified at the time of the testing that simple magnetic methods of beneficiation produced a super concentrate with no flotation required. Also reported by Underhill and Cox in 1981, additional work on a ten-ton sample was done by a European group under the direction of Dr. Eberhard Theurkauf and Wolfgang Jacobs. The sample location and type of sample tested was not included in the report. The findings suggested that a satisfactory concentrate could be obtained by grinding to -61 μm (240 mesh) rather than to -43 μm (325 mesh).

1980 to 1983

In 1980, preliminary beneficiation and reduction tests were completed on a 300 kg sample from the Roche Bay deposit by the Allis-Chalmers Process Research and Test Center. The location of the sample from the deposit was not provided in the report. The purpose of the test work was to beneficiate the ore by coarse crushing and dry magnetic separation, with the resulting beneficiated ore being of a size large enough to be acceptable for direct processing in an Allis Chalmers ACCAR rotary reactor. The conclusions from the test work completed by the ACCAR process indicated a relatively low total iron content achieved by coarse beneficiation and suggested to Borealis that further beneficiation and pelletizing would be required to allow production of direct reduced iron with high enough total iron to be economic for further electric furnace processing. The reduction tests completed were very good, showing the ore was quite easy to reduce (Schumacher, 1980)[20]. The exact location of the sample used in the testing has not been able to be confirmed by Golder.

In 1980, the first bench scale test work was completed by Eriez Magnetics and demonstrated that a concentrate with a grade of at least 62% iron can be obtained utilizing a dry magnetic process after grinding the ore to -74 μm and the recovery of the iron can be reasonably expected to be 85% to 90%.

---

19 Neal, H E, 1969. Metallurgical Testwork Melville Peninsula Samples for Borealis Exploration Ltd., H. E. Neal and Associates Ltd., 31 January.

20 Schumacher, P, 1980. Preliminary Benefication and Reduction Tests on Borealis Melville Peninsula Ore Report, Allis-Chalmers Corporation - Accar Systems Process Engineering Cement, Mining and Metals Systems Division, 18 March.

The testing was based on a 100 lb sample provided by Borealis. It was also recommend by Jacob that three stages of magnetic separation and crushing would produce the best results with a minimum of crushing (Jacob, 1980). It was felt that the 62% can easily be improved to 64% iron (Underhill and Cox, 1981). The exact location of the sample used in the testing has not been able to be confirmed by Golder.

In 1981, a flowsheet program was developed by Eriez Magnetics for the dry processing of magnetite for the Roche Bay Magnetite Property. Golder did not review the flowsheet as part of his review only the general results of the program.

The program included a bulk sample that was obtained from the deposit (sample location in the report was not provided) that represented approximately five 55-gallon drums of material. This material was determined to be low-grade iron ore material by Borealis staff. Also, an additional 1,000 lbs of ore material was provided from a previous feasibility study to test as well. This material was considered high-grade iron ore material by Borealis staff. Golder was also unable to find records to determine the original sample location. The conclusions from the flowsheet program indicated that a concentrate exceeding the objective of 62% Fe can be obtained with a recovery exceeding 90%. Fine milling costs can be held to a minimum by use of staged flow- sheets. Recommendations from the report identified that a pilot plant should be installed to confirm the results of the testing on a long-term basis. Three stage crushing and milling flowsheet is recommended and cobbing is not considered necessary unless a considerable amount of ore is expected. Low grade ore would also be rejected at stage No. 1 of the flowsheet (Ross, 1982). The exact location of the samples used in the testing has not been able to be confirmed by Golder.

In 1982, an extended flowsheet program was developed by Eriez Magnetics to support work for the feasibility study being completed by Scott-Ortech. Samples were provided to Eriez Magnetics and three were used for testing with a combined weight of 2971 lbs (Bag A – 1256 lbs, Bag B – 1080 lbs and Bulk A – 635 lbs). Golder was unable to determine the original sample location. Pyrite mineralization was also identified in the Bag B sample (Ross, 1982).

The ore examined in this study and the results obtained are somewhat different than seen previously by Eriez Magnetics. Overall, only 75.6% of the available iron units were recovered. This appears to be indicative of very poor recovery. It must be remembered that pyrites are present in this ore and had not been seen previously. Microscopic examination found liberated pyrite in the tailings through the final stages of crushing. Examination of the tailings found some of weakly magnetic material. Further consideration of this material found it liberated poorly. It could also be a form of maghemite possibly oxidized from surface exposure. Screens were used for classification in the test program but air classification will be used in the plant. The wet drum test performed indicated very little upgrading could be gained. The wet drum improved the grade from 63.3% to 63.5% iron. The conclusions from this set of tests identified that a high grade concentrate, exceeding 62% iron, with recovery greater than 90% can be produced using a dry magnetic beneficiation process (Ross, 1982). The exact location of the samples used in the testing has not been able to be confirmed by Golder.

In 1983, 48 samples were DT tested in order to provide percentages of magnetite and iron by Eriez Magnetics. Golder was unable to determine the original location of the samples. The results of the testing showed that the range of iron content of the feed was between 12.8% to 35.95% and the range of iron after DT testing was between 46.43% to 71.06% with the majority of the samples above 65% iron (42 out of 48 samples) (Kolarik, 1983).

1983 Drill Core Testing – Ontario Research Foundation Phase 1 (Melnbardis and Lakshmanan, 1983)

In 1983, a series of DT tests were conducted by the Ontario Research Foundation (ORF) on a selection of composited drill core samples from the Borealis 1982 drilling program of the Roche Bay Magnetite Deposit.

Two shipments containing 1439 individual samples of split cores were received at the ORF pilot plant from Midwest Lake, Manitoba and Erie, Pennsylvania (Eriez Magnetics). These samples represented 2218 meters of core from 16 drill holes (82-1 to 82-15 and 82C-1) from the Alder (A), B and C iron ore zones of the Roche Bay Magnetite Deposit. The initial Phase 1 of testing of the drill core samples involved preparation of representative sample portions for evaluations based on acid soluble iron assays and evaluation of magnetic iron recovery from composite samples selected for DT tests. The non-magnetic DT tailings were also analysed for gold and silver and a multi elemental whole rock analysis on every tenth sample of the tailings

The samples each representing about 1.5m of the split core were prepared individually or combined into pairs for acid soluble iron assaying. Altogether, 1,069 analyses were used to evaluate the total core received. The acid soluble iron content of the assay samples generally ranged from 10 to 40% iron. Additionally, a Borealis representative selected 966 samples (representing 1,454 m of the core from drill holes 82-1 to 82-4, 82-9 to 82-15 and 82C-l) to create 84 composite samples. The composites (assaying from 14.3% to 37.1% acid soluble iron) were tested in the DT for magnetic iron recovery from feed crushed to -74 μm.

Except for the composite sample representing drill hole 82C-1 (from 19.2 to 37.2 m), the DT magnetic iron concentrates produced from the other 83 composited samples contained between 65.3% to 70.7% acid soluble iron. The 82C-1 sample assayed 56.9% acid soluble iron. The magnetic iron recovery levels attained in the 84 DT test samples varied form 35.3% to 97.9% with 61 of the samples with recoveries above 80%.

The 84 non-magnetic tailings of the DT samples were assayed for gold and silver. The gold values ranged from trace to 4.82 g/t for 36 of the 84 samples with traces of silver for 73 of the 84 samples.

The results of the testing showed an increasing trend of recovery with increasing weight recovered. Over the same range, the trend of concentrate grade against recovery was not clearly defined, but ranged in values from 67.3% to 70.3% with mean recoveries of 68.6% to 94.4%. Some of the individual composites (such as 1-4, 2-4, 3-8. and 13-2) showed low recoveries and correspondingly low weight recoveries. However, the grade of the recovered material in these tests compared favourably with those in the tests with high recoveries, indicating the possibility of non-magnetic iron in these samples. Mineralogical examination did not reveal the presence of non-magnetic iron. It appears that the low recoveries are a function of the low sample head grades with the composites in question.

1983 Ontario Research Foundation Phase 2 (Lakshmanan et al., 1983)

In 1983, the Phase 2 testing program was completed by the ORF. The purpose of the Phase 2 testing program included the following:

- Bond work index determination;

- Cobbing, dry and wet magnetic separation tests to determine grind vs. grade relationships, effect of field intensity and iron occurrence in various size fractions;

- Flotation of sulphides from magnetic concentrates;
- Pelletizing and firing of magnetic concentrates; and
- Flotation of non-magnetics to recover gold and silver.

Three samples were used for the various testing and consisted of:

- A 50 kg feed composite prepared from drill hole 82C-1 core samples (C iron ore zone);
- Composite 1 which was made up of 137 individual samples from drill holes 82-1, 82-12 and 82-3 (Alder iron ore zone); and
- 60 tons of Borealis trench sample was provided from Eriez Magnetics.

The results of the metallurgical testing indicated the following:

- The Bond Work Index (BWI) was determined to be between 8.1 and 9.1. This was considered low for this type of material tested;
- The wet magnetic separation was shown to be superior to dry separation;
- The liberation by grinding to at least 100% -104 μm (150 mesh) is required to obtain concentrates greater than 62% acid soluble iron;
- The high grade concentrates (>70% acid soluble Fe) can be achieved only be regrinding to - 38 μm and separation of a lower grade concentrate;
- The Sulphur can only be removed from the magnetics to a limited extent by flotation. Final concentrate assays ranged from 0.7% to 4.0% sulphur;
- The pelletizing and firing of a magnetic concentrate was found to be an effective method for sulphur removal. Sulphur was reduced from 0.7% to 0.01% by this technique; and
- The gold and silver values in the non-magnetics were found to be amenable to concentration by flotation. However, much variability in the ore was noted, and generally the concentrate assays were low (<0.1 oz/ton Au). 1984 Ontario Research Foundation (Lakshmanan and Huyssteen, 1984)

The test work that was completed by the ORF in 1984 consisted of the following:

- Systematic mineralogical examination of selected drill cores from the Roche Bay Magnetite Deposit. Thirty-eight polished thin sections were used in the examination;
- Mineralogical evaluation of a quartz vein sample from the deposit, particularly for gold and sliver values;
- Mineralogical analysis of a limestone sample from the Melville Peninsula; and

- Mineralogical investigations of bench scale test products generated from the ORF to facilitate the choice of the best proven technique for concentration. The process products examined included sulphide flotation concentrate, "trench" material, Davis Tube magnetic concentrates and gold-rich flotation concentrates.

The results of the test work indicated the following:

- The only iron ore mineral occurring in the deposit is magnetite; no significant quantities of hematite or siderite are present;

- The magnetite occurs consistently throughout the deposit as subhedral crystals having a liberation size of 50 microns (C iron ore deposit);

- The ore consists of parallel bands of magnetite crystals in a silicate matrix;

- The main silicate minerals in the deposit are quartz, biotite and grunerite;

- The ore has been subjected to intermediate regional metamorphism as evidenced by: -the abundance of microfolds and microfaults and the mineral assemblage shows a complete lack of low grade metamorphic minerals such as stilpnomelane and minnesotaite;

- The detectable gold values occur in layers which are poor in magnetite and rich in sulphides and iron-bearing silicates;

- The gold and silver values are not associated with sulphides;

- The quartz vein sample collected from the Melville deposit did not contain any gold or silver;

- Sulphides (pyrite and pyrrhotite in particular) are the only significant impurity in this ore. No significant quantities of alkali, phosphorous or titanium bearing minerals are present;

- The sulphide content of magnetite concentrates may be effectively reduced by flotation;

- The "trench" material was found to be similar to the 82C-1 bore hole material, but contained higher amounts of amphiboles; and

- Flotation concentrates, produced by treating the non-magnetics, were found to have gold contents of up to fifty times that of the head samples.

2007 Mineral Processing and Metallurgical Testing

Drill core samples in eight containers were submitted to SGS located in Lakefield Ontario in December 2006 (McKen, 2007). These samples were combined by SGS under the direction of Roche Bay staff to create five batch samples for testing. Each batch sample was selected either from the 2006 drill core program or from the historic core stored on site from the 1982 drilling program. Batch samples 1 and 2 were selected from deposit Area C to represent visually high and low grade magnetite samples. Batch samples 3 to 5 were selected from Area A to represent visually high, medium and low grade magnetite samples. Samples selected from the 2006 drilling program were whole core samples while samples selected from the 1982 drilling program were split core samples. The details of these samples are

summarized in Table 3 including their Fe % and S % from whole rock analysis by SGS. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing. The preparation flow sheet for the five batch samples are illustrated in Figure 4 and the results of the x-ray whole rock analysis and the Satmagan magnetic iron determination testing is presented Table 4. The results of the batch testing are summarized below.

Table 3: 2007 Batch Samples Tested from Roche Bay Magnetite Project

Batch No.	Drill Hole Nos. (Interval in m)	Deposit Area	Fe%	S%
Batch 1	82-C1 (0-163 m), CW 001 (0-8.94 m), CW003 (0-23 m), CW005 (0-22 m)	C	32.9	0.40
Batch 2	82-C1 (163-315m)	C	22.8	0.70
Batch 3	82-9 (8 – 80 m)	A	32.9	0.29
Batch 4	82-9 (80 – 150 m)	A	26.3	0.50
Batch 5	82-9 (150 – 224m)	A	21.7	0.72

Table 4: 2007 Batch Samples Head Assays and Satmagan Results (McKen, 2007)

Assay	Batch-1	Batch-2	Batch-3	Batch-4	Batch-5
SiO_2 %	47.7	51.9	47.8	55.0	55.5
Al_2O_3 %	1.28	5.03	1.31	2.30	5.41
Fe_2O_3 %	47.0	32.6	47.0	37.6	31.0
MgO %	1.68	3.36	1.81	2.08	2.25
CaO %	1.83	2.50	1.08	1.69	2.08
Na_2O %	0.27	0.48	0.44	0.11	0.65
K_2O %	0.70	1.90	0.81	0.98	1.95
TiO_2 %	0.04	0.19	0.03	0.07	0.17
P_2O_5 %	0.19	0.18	0.17	0.25	0.18
MnO %	0.03	0.09	0.03	0.06	0.08
Cr_2O_3 %	0.01	0.02	0.02	0.01	0.01
V_2O_5 %	< 0.01	0.01	< 0.01	< 0.01	< 0.01
LOI %	-0.58	0.49	-0.46	-0.10	0.29
Sum %	100.2	98.8	100.0	100.0	99.6
Fe %	32.9	22.8	32.9	26.3	21.7
S %	0.40	0.70	0.29	0.50	0.72
Satmagan (as $\%Fe_3O_4$)	40.2	16.0	42.8	22.0	15.9
Recoverable Fe (mag Fe) Content %	29.1	11.6	31.0	15.9	11.5
% Recoverable Fe	88.5	50.7	94.3	60.6	52.9
Non-recoverable Fe %	3.8	11.2	1.9	10.4	10.2

The Fe % from x-ray whole rock analysis for Batches 1 and 2, deposit Area C, was between 22.8 and 32.9% Fe with the results from the % recoverable magnetic Fe (Satmagan testing) between 50.7 and 88.5% and the Fe % between 11.6 and 29.1% Fe. The Fe % from x-ray whole rock analysis for Batches 3 to 5, deposit Area A, was between 21.7 and 32.9% Fe with the results from the % recoverable magnetic Fe (Satmagan testing) between 60.6 and 94.3% and the Fe % between 11.5 and 31.0% Fe.

The grindability testing (SPI – Sag Power Index) completed by SGS in order to determine Crusher Index, SPI time and hardness percentile were compared to the SGS SPI database which is illustrated in Figure 5 and Table 5. The Crusher Index for Batches 1 and 2 were between 5.8 and 8.8 and for Batches 3 to 5 were between 3.6 and 6.4. The SPI for Batches 1 and 2 were between 110.7 and 165.6 minutes and the SPI for Batches 3 to 5 were between 109.4 and 135.6 minutes. The hardness percentile ranged between 73 and 89 for all five batches. The results from the grindability testing indicated that there was a fairly low variability in the sampling and this was attributed to the use of composited samples (McKen, 2007). It was recommended by SGS that a better representation of hardness profile would be obtained by testing samples representing smaller blocks. Coarse cobbing testing was completed on all batch samples 100% passing – ½ inch in order to investigate dry magnetic concentration and gangue rejection. The results are presented in Table 6. The results from Batches 1 and 2 were between 32.6 and 41.1% Fe and between 35.5 and 37.8% Fe for Batches 3 to 5. It was also noted that the sulphur content increased with cobbing which was attributed to the presence of ferro-magnetic pyrrhoite in the samples tested. The coarse cobbing results and recommendations by SGS indicated that it was an effective method and should be considered in the design to reject coarse gangue and minimise grinding costs (McKen, 2007). The DT testing completed on the batches was done at two grinds (-74 μm and -38 μm) in order to evaluate the effect of grind on Fe concentrate quality. The results of the DT testing for the two grinds are presented in Table 7. The results of the DT testing for Batches 1 and 2 indicate that the DT Fe % is between 63 and 66.0% Fe and recovery is between 54 and 88.3% for -74 μm. With a grind of -38 μm the DT Fe % is between 66.4 and 69% and recovery is between 51.4 and 87.9%. The S % for both grinds is 0.64% S and 0.63% S, respectively.

The results of the DT testing for Batches 3 to 5 indicate that the DT Fe % is between 62.0 and 65.1% Fe and the recovery is between 55.4% and 91.9%. With a grind of -38 μm the DT Fe % is between 65.7 and 69.2% and recovery is between 54.2 and 92.0%. The S % for both grinds is between 0.29 and 3.59% and is higher in the lower Fe grade samples

The SiO2% was between 7.11% and 10.1% for the -74 μm grind and the SiO2% was between 3.06% and 6.49% for the -38 μm for all five batches.

Additional testing of the batch samples is ongoing at SGS including flotation testing to reduce sulphides and silica gangue and complete flowsheet testing based on final operating parameters.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No historical mineral Resources or Reserves have been estimated for the Roche Bay Magnetite Project. Tonnages were estimated in 1968 to 1970 and in 1982, but have not been confirmed by Golder. Golder is not treating these tonnages as a current Mineral Resource as defined in Sections 1.2 and 1.3 of NI 43-101. These tonnages should not be relied upon and is included only for the purpose of historical documentation.

Figure 5: Batch Samples SPI Testing (McKen, 2007)


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Table 5: 2007 Batch Samples Summary SPI and Crusher Index Results (McKen, 2007)

Sample Name	SPI Number	Crusher Index	SPI (minutes)	Hardness Percentile
Batch 1	1-929	8.8	110.7	73
Batch 2	1-930	5.8	165.6	89
Batch 3	1-931	3.6	109.4	72
Batch 4	1-932	6.4	135.6	82
Batch 5	1-933	6.3	121.8	77

Table 6: 2007 Batch Samples Cobber Test Summary (McKen, 2007)

Test	Grind 100% Passing	Wt %	Fe %	Concentrate SiO_2 %	MgO %	S %	Mt %	Recovery Fe %	Mt %	Tailings Wt %	Mt %
MS1	1/2"	89.0	41.1	35.2	1.80	0.64	53.4	97.7	99.8	11.0	0.70
MS2	1/2"	52.0	32.6	39.4	3.20	1.27	41.3	73.7	98.0	48.0	0.90
MS3	1/2"	92.0	37.8	39.5	1.68	0.34	62.6	98.6	99.9	8.0	0.90
MS4	1/2"	73.0	35.5	41.6	1.99	0.83	36.0	90.1	99.5	27.0	0.50
MS5	1/2"	52.0	35.7	39.8	2.10	1.43	34.6	79.2	98.9	48.0	0.40

Table 7: 2007 Batch Samples Davis Tube Testing Results (McKen, 2007)

Grind 100% Passing	K_{80} Microns	Fe %	SiO_2 %	MgO %	S %	Wt %	Fe %	Recovery SiO_2 %	MgO %	S %	Mt %	Recoverable Fe Rec Fe %	Mt in Head
400 mesh	~26	69.0	3.54	0.19	0.63	42.1	87.9	3.3	4.8	64.7	99.2	29.1	29.1
400 mesh	~26	66.4	4.65	0.21	3.58	17.1	51.4	1.5	1.1	91.4	97.6	11.4	11.6
400 mesh	~26	69.2	3.06	0.19	0.29	43.5	92.0	2.8	4.8	69.0	99.0	30.1	31.0
400 mesh	~26	65.7	6.49	0.20	1.93	24.9	63.0	3.0	2.5	57.1	97.8	16.3	15.9
400 mesh	~26	67.6	4.10	0.17	3.57	17.2	54.2	1.3	1.3	75.6	97.1	11.7	11.5
200 mesh	~50	66.0	7.11	0.19	0.64	43.5	88.3	6.6	5.2	62.1	98.6	28.7	29.1
200 mesh	~50	63.0	9.28	0.21	3.52	19.5	54.0	3.5	1.3	83.4	97.1	12.3	11.6
200 mesh	~50	65.1	8.41	0.20	0.36	45.3	91.9	7.9	5.3	44.0	98.6	29.5	31.0
200 mesh	~50	62.0	10.1	0.19	1.94	26.2	63.6	4.8	2.6	89.6	98.1	16.2	15.9
200 mesh	~50	63.4	8.31	0.19	3.59	18.7	55.4	2.8	1.7	88.3	93.4	11.9	11.5

EXPLORATION AND DEVELOPMENT

2007-2009 Proposed Exploration Project and Studies

The 2007 – 2009 proposed exploration program and development plans for the Roche Bay Magnetite Project has been provided to Golder by Roche Bay and the Issuer and is presented below. A three-stage program is proposed for the development of the Roche Bay Magnetite Deposits in order to the complete a bankable feasibility study.

Phase 1: Validation and Scoping Study

The Phase 1 program will require a significant portion of the cost to the establishment of an exploration camp and facilities from which to base future programs. The initial geology work will focus on verifying the current understanding of the deposits and verifying previous work where possible. The Phase1 program will examine whether there are any issues with respect to current understanding of the mineralization and lay the foundation to complete scoping, preliminary feasibility and feasibility studies.

The Phase 1 drilling program will consist of 7500 m of NQ-sized diamond core drilling, with the aim of delineating an inferred mineral resource. This program will focus on establishing the depth, width and general geology of Area C in the southern claim area. The planned drill program will consist of ± 24 holes in 8 lines perpendicular to the strike of the deposit, lines being 400 m apart spread over a strike of ± 2800 m and a width of ±600 m. Detailed logging of drill core is to be undertaken in order to identify different zones of mineralization. The core will be sampled using a 1 m interval over the mineralized zones. Assays will be carried out using whole rock head grade determinations plus DT assays to determine the magnetite concentrate recovery and concentrate grade for a standard suite of iron deposit assays (Fe, SiO_2, Al_2O_3, S, P, Mn, TiO_2, MgO, CaO and Na_2O).

Upon completion of the Phase 1 drilling program and return of sample results, a geological model of Area C will be completed. This will be the basis for grades and tonnages to be interpolated within appropriate domains to enable a NI 43-101 mineral resource estimate to be produced.

The metallurgical test program for Phase 1 will be completed on selected parts of the recovered core in order to identify the beneficiation properties of different lithologies as identified by logging in the deposit, and to determine the chemical characteristics and beneficiation characteristics of each of the zones encountered. This metallurgical test program will identify the crushing and grinding characteristics of each of the ore zones, as well as the upgradability of the iron by low intensity magnetic separation, the optimum grind size for liberation and the removal of impurities by flotation. Composite samples will be made up, processed and concentrate product grade determined. Pelletizing tests will be conducted on the concentrate to establish the grade of pellets that can be produced.

On the basis of the geological modeling and process test work, a scoping study will be completed including mine and plant engineering design establish mining and processing capital and operating cost estimates. A scoping study for stockpiling, ship-loading and supporting infrastructure costs will also be commissioned. It is estimated by Roche Bay and the issuer that the Phase 1 program will cost approximately $6 million to complete with details provided in Table 8.

Phase 2: Preliminary Feasibility Study

The Phase 2 program will consist of 15,000 to 20,000 m of NQ-sized diamond core drilling, with the aim of upgrading the mineral resource estimate in Area C (in the southern claim area) to an indicated/measured mineral resource estimate. Additionally, the second stage drilling will begin delineating the mineral resources in Areas A and B (northern claim area). A preliminary feasibility study will be completed after the completion of the Phase 2 Program NI 43-101 mineral resource estimate and a second year of environmental baseline data will be collected. It is estimated by Roche Bay and AEI that the Phase 2 program will cost approximately $10 million to complete with details provided Table 8.

Phase 3: Feasibility Study

The Phase 3 Program will be the completion of a bankable feasibility study, with additional diamond core drilling of 20,000 to 30,000 m and the completion of the Stage 3 NI 43-101 mineral resource and mine design programs. Environmental impact assessments will be completed and application for mining permits filed. It is estimated by Roche Bay and the Issuer that the Phase 3 program will cost approximately $20 million to complete with details provided in Table 8.

Table 8: 2007-2009 Proposed Exploration Project and Studies (Gingerich, 2007)

Task	**Phase 1**	**Phase 2**	**Phase 3**
General & Administration	$400,000	$800,000	$1,400,000
Salaries & Wages	$1,020,000	$1,152,000	$1,878,000
Travel expenses	$90,800	$217,600	$435,200
Aerial magnetic surveying	$60,000	$129,000	
Logistics	$1,350,000	$2,150,000	$2,350,000
Equipment	$130,000	$230,000	$500,000
Environmental	$150,000	$150,000	$2,000,000
Civil/Geotech Pre-feasibility		$227,788	
Civil/Geotech Feasibility			$1,580,000
Metallurgical Program	$825,000	$1,880,000	$2,480,000
Drilling Cost	$1,350,000	$2,700,000	$5,400,000
Engineering	$250,000	$530,000	$1,350,000
Professional Services	$50,000	$70,000	$140,000
Contingency	$100,000	$250,000	$1,200,000
TOTAL	**$5,775,800**	**$10,486,588**	**$20,713,200**

Fully Diluted Share Capital

The following table sets out the fully diluted share capital of the Issuer after giving effect to the Change of Business:

	Share number after giving effect to the minimum offering of $10,000,000 comprised of 8,000,000 NFT Units	% after giving effect to the minimum offering of $10,000,000 comprised of 8,000,000 NFT Units	Share number after giving effect to the maximum offering of $20,000,000 comprised of 16,000,000 NFT Units	% after giving effect to the maximum offering of $20,000,000 comprised of 16,000,000 NFT Units	Share number after giving effect to the minimum offering of $10,000,000 comprised of 3,200,000 NFT Units and 4,000,000 FT Shares	% after giving effect to the minimum offering of $10,000,000 comprised of 3,200,000 NFT Units and 4,000,000 FT Shares	Share number after giving effect to the maximum offering of $20,000,000 comprised of of 3,200,000 NFT Units and 10,666,667 FT Shares	% after giving effect to the maximum offering of $20,000,000 comprised of 3,200,000 NFT Units and 10,666,667 FT Shares
Current Issued and Outstanding	9,880,677	26.29%	9,880,677	19.67%	9,880,677	28.79%	9,880,677	23.80%
Non flow-through shares issued pursuant to the Financing from NFT Units	8,000,000	21.29%	16,000,000	31.86%	3,200,000	9.32%	3,200,000	7.71%
Reserved for issuance pursuant to the Warrants issued under the Financing from NFT Units	4,000,000	10.64%	8,000,000	15.93%	1,600,000	4.66%	1,600,000	3.85%
FT Shares	0	0.00%	0	0.00%	4,000,000	11.65%	10,666,667	25.69%
Bonus Shares issued in respect of $3,000,000 non-recourse loans	480,000	1.28%	480,000	1.28%	480,000	1.28%	480,000	1.16%
Shares Issued in respect of Debt Settlement of $368,454	294,763	0.78%	294,763	0.59%	294,763	0.86%	294,763	0.71%
Finders fee shares payable in respect of the Option Agreement based on 3% of the $250,000 payment and the Phase 1 expenditures of $5,775,000	144,619	0.38%	144,619	0.29%	144,619	0.42%	144,619	0.35%
Reserved for Issuance of respect of agent's warrants issued in connection with the Financing	640,000	1.70%	1,280,000	2.55%	576,000	1.68%	1,109,333	2.67%
Reserved for issuance pursuant to the Rights	12,000,000	31.93%	12,000,000	23.89%	12,000,000	34.96%	12,000,000	28.90%
Reserved for Issuance pursuant to stock options granted as of	445,000	1.18%	445,000	0.89%	445,000	1.30%	445,000	1.07%

the date of this Filing Statement								
Reserved for Issuance pursuant to stock options granted as of the date of Exchange Approval of the Change of Business exercisable at $1.06 per common share	700,000	1.86%	700,000	1.39%	700,000	2.04%	700,000	1.69%
Reserved for issuance pursuant to outstanding Warrants	1,000,000	2.66%	1,000,000	1.99%	1,000,000	2.91%	1,000,000	2.41%
TOTALS	**37,585,059**	100.00%	**50,225,059**	100.32%	**34,321,059**	99.88%	**41,521,059**	100.00%

FUNDS AVAILABLE AND PRINCIPAL PURPOSES

Upon completion of the Change of Business and the Financing, the Issuer will have an estimated working capital of $9,100,000 assuming a minimum of $10,000,000 is raised in the Financing (with an estimated working capital of $18,300,000 is the maximum of $20,000,000 is raised in the Financing) and it is the Issuer's intention to use these funds as follows:

Calculation of Net Proceeds

	Completion of Minimum Offering of $10,000,000	Completion of Maximum Offering of $20,000,000
Working capital position of the Issuer as at May 23, 2007 (not inclusive of any non-recourse loans)	$0	$0
Gross Proceeds from Financing	10,000,000	20,000,000
Less: Commission	(800,000)	(1,600,000)
Less: Estimated balance of legal and accounting expenses and regulatory fees relating to the Acquisition and Financing	(100,000)	(100,000)
Total	**$9,100,000**	**$18,300,000**
Use of Net Proceeds		
Recommended work program	5,775,800	5,775,800
Corporate Debt	339,853	339,853

Property Payment to Roche Bay plc	250,000	250,000
Property maintenance payments for the next 18 months	16,545	16,545
Estimated administrative costs for the next 18 months	1,866,000	1,866,000
Working capital	851,802	10,051,802
Total	**$9,100,000**	**18,300,000**

Administration

The aggregate administration costs of the Issuer for the months following the Exchange approval of the Change of Business are estimated at an average monthly cost of $102,160.00. An estimated breakdown of these costs is as follows:

	Per Month
Clerical	$2,960
Accounting	$5,800
Office rent	$3,000
Office consumables, phone, etc.	$4,000
Legal, Insurance, Public filing expenses	$11,000
Conventions, memberships	$2,500
Support/technical staff	$6,500
Management	$61,100
Travel	$5,300
Total	**$102,160**

Dividends

The Issuer intends to retain any future earnings to finance its business and operations and any future growth. Therefore, the Issuer does not anticipate paying any cash dividends in the foreseeable future.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the Issuer's directors and senior officers, upon completion of the Option Agreement and the Financing, no person will beneficially own, directly or indirectly, or exercise control or direction over, common shares of the Issuer carrying more than 10% of all voting rights.

DIRECTORS AND OFFICERS

The following table indicates the proposed directors and officers of the Issuer:

Name, Municipality of Residence and Position with the Issuer	Principal Occupation For Past Five Years	Director of Issuer Since	Number of Common Shares owned on Exchange approval of the Change of Business and Financing[(1)(2)]
John Gingerich[(3)] *Mississauga, Ontario* Chairman, President, CEO and Director	Mr. Gingerich is currently the Director and Chairman of the Issuer, East Asia Minerals Corporation, BacTech Mining Corporation and Golden Odyssey Mining Inc. Mr. Gingerich is also the Proprietor of Geotechnical Business Solutions, from November 2002 – present. He was also the manager of Technical Development of Golder Associates from April 2003 – December 2003 and Director of Technology, Research and Geophysics of Noranda Inc. from Nov 1987 – Oct 2002.	September 2, 2004	200,000 options %
Daniel Malherbe Botes Toronto, ON *Chief Operating Officer and Director*	Chief Operating Officer of Roche Bay plc from June 2006 to February 2007; Manager of Kumba Resources Ltd. from August 2005 to May 2006 and Marketing Manager from April 2005 to July 2005; Technical Manager of Kumba Hong Kong from November 2002 to March 2005; and Head Quality Assurance of Sishen Oron Ore Company from July 2001 to October 2002, Head Plant Optimisation from January 2001 to June 2001, Senior Industrial Engineer from January 2000 to January 2001 and Industrial Engineer in training from January 1998 to January 2000	Nominee	200,000 options
Gary Williams *Campbellville, Ontario* Vice-President Environmental and Director	Mr. Williams has been involved in the mining industry since 1977 and has conducted a wide range of exploration programs throughout Canada since that time. His experience has centered on exploration for uranium, precious metals and base metals, focusing on: the Athabasca Basin in Saskatchewan and the Thelon Basin in Nunavut: the Hemlo, Abitibi and Mishibishu greenstone belts as well as a number of smaller belts in northern Ontario, the	March 1, 2005/ April 30, 2007 (Vice-President Environmental)	50,000 shares 225,000 options

Name, Municipality of Residence and Position with the Issuer	Principal Occupation For Past Five Years	Director of Issuer Since	Number of Common Shares owned on Exchange approval of the Change of Business and Financing[1][2]
•	Isok Lake area in Nunavut. Principal strengths gained through this experience include management of large multi-phase projects, project planning, and liaison with government organizations roles that are a focus of his current duties. He is a member of the Association of Professional Geoscientists of Ontario, and is currently a member of their Discipline Committee.		
Mark Gossin *Toronto, Ontario* Chief Financial Officer and Director	Vice President of Chestnut Hill Homes since March of 1989. His has experience with the financing, administration and corporate governance of companies in a number of industries.	January 9, 2007 / N/A	85,000 options 0.28%
Clara Mancini[3] *Etobicoke, Ontario* Director	Ms. Mancini has 20 years experience in personal business management. Currently, as a Creative Services Consultant, the bulk of her work is balanced between both technical and creative writing. A former federal civil servant, with over 15 years of multidisciplinary work experience, Ms. Mancini, is committed to service excellence. Her background in language and communication, certification in translation and interpreting, and her ability to speak six languages has allowed her to function in a variety of business environments.	July 14, 2004 / N/A	50,000 options
Benoit Rivard[3] *Sherwood Park, Alberta* Director	Dr. Benoit Rivard is a recognized leading expert in mineral applications of hyperspectral technology. As one of Canada's leading researchers, Dr. Rivard, a professor at the University of Alberta, is actively involved in research programs with Canada's technology providers and developers. Ongoing initiatives include: instrument manufacture Telops and producers of the oil sand sector, as well as, resource mapping in the Canadian north in support of government programs. He is a member of the science team for the	March 1, 2005	50,000 options

Name, Municipality of Residence and Position with the Issuer	Principal Occupation For Past Five Years	Director of Issuer Since	Number of Common Shares owned on Exchange approval of the Change of Business and Financing(1)(2)
	HERO hyperspectral satellite, under consideration by the Canadian Space Agency. Dr. Rivard's experience and expertise further enhance the technical strength of the Advanced Explorations Inc. team.		

(1) Assumes Exchange Approval and disinterested shareholder approval of issuance of bonus shares at future general meeting of the shareholders.

(2) Options are granted upon Exchange approval and outstanding stock options.

(3) Expected to be members of the Issuer's Audit Committee.

At the closing of the Acquisition, the directors and officers of the Issuer as a group will beneficially own, directly or indirectly, an aggregate of 435,000 Options and 50,000 Common Shares, prior to exercise of the Rights.

Management

John Gingerich will be the President, Chief Executive Officer, Chairman and Director of the Issuer. He will be devoting such time to the affairs of the Issuer as may be required to perform his duties as Chief Executive Officer, Chairman and Director. He has not signed a non-competition agreement with the Issuer. Mr. Gingerich is currently the Director and Chairman of the Issuer, East Asia Minerals Corporation, BacTech Mining Corporation and Golden Odyseey Mining Inc. Mr. Gingerich is also the Proprietor of Geotechnical Business Solutions, from November 2002 – present. He was also the manager of Technical Development of Golder Associates from April 2003 – December 2003 and director of Technology, Research and Geophysics of Noranda Inc. from Nov 1987 – Oct 2002.

Daniel Botes will be Chief Operating Officer and Director of the Issuer. He has been Chief Operating Officer of Roche Bay plc from June 2006 to February 2007; Manager of Kumba Resources Ltd. from August 2005 to May 2006 and Marketing Manager from April 2005 to July 2005; Technical Manager of Kumba Hong Kong from November 2002 to March 2005; and Head Quality Assurance of Sishen Oron Ore Company from July 2001 to October 2002, Head Plant Optimisation from January 2001 to June 2001, Senior Industrial Engineer from January 2000 to January 2001 and Industrial Engineer in training from January 1998 to January 2000

Gary Williams will be the Vice-President Environmental and Director of the Issuer. He will be devoting such time to the affairs of the Issuer as may be required to perform his duties in such positions. He has not signed a non-competition agreement with the Issuer. Mr. Williams has been involved in the mining industry since 1977 and has conducted a wide range of exploration programs throughout Canada since that time. His experience has centered on exploration for uranium, precious metals and base metals, focusing on: the Athabasca Basin in Saskatchewan and the Thelon Basin in Nunavut: the Hemlo, Abitibi and Mishibishu greenstone belts as well as a number of smaller belts in northern Ontario, the Isok Lake area in Nunavut. Principal strengths gained through this experience include management of large multi-

phase projects, project planning, and liaison with government organizations, roles that are a focus of his current duties. He is a member of the Association of Professional Geoscientists of Ontario, and is currently a member of their Discipline Committee.

Mark Gossin will be the Chief Financial Officer and Director of the Issuer and will manage the financial and reporting affairs of the Issuer including the preparation and filing of financial statements and other matters. He has not signed a non-competition or non-disclosure agreement with the Issuer. He will be devoting such time to the affairs of the Issuer as may be required to perform his duties as the Chief Financial Officer and Director. Mr. Gossin is currently the Chief Financial Officer and Director of the Issuer. He is also the Vice President of Chestnut Hill Homes since March of 1989.

Clara Mancini will be a Director of the Issuer. Clara Mancini is currently a Director of the Issuer. Ms. Mancini has been a business consultant since 2003. Prior to this period, she was a human resources officer for over 10 years with the Solicitor General of Canada. She has not signed a non-competition or non-disclosure agreement with the Issuer.

Dr. Benoit Rivard will be a Director of the Issuer. Dr. Benoit Rivard is currently a Director of the Issuer. He has not signed a non-competition or non-disclosure agreement with the Issuer. Dr. Benoit Rivard is a recognized leading expert in mineral applications of hyperspectral technology. As one of Canada's leading researchers, Dr. Rivard, a professor at the University of Alberta, is actively involved in research programs with Canada's technology providers and developers. Ongoing initiatives include: instrument manufacture Telops and producers of the oil sand sector, as well as, resource mapping in the Canadian north in support of government programs. He is a member of the science team for the HERO hyperspectral satellite, under consideration by the Canadian Space Agency. Dr. Rivard's experience and expertise further enhance the technical strength of the Advanced Explorations Inc. team.

Key Employees (Non Directors/Officers)

Dirk P. Swartz

Mr. Swartz shall join the Issuer as the Chief Project Manager. He has gained wide experience in coal and iron ore metallurgy, as well as other minerals processing, particularly crushing, screening and dense medium separation in South Africa. He has been an engineering project manager on behalf of South African mine engineering firm, LSL Consulting. Apart from project managing various feasibilities studies for coal and iron ore projects, he also acted as Project Engineer for Kumba's 9 million tonne a year iron ore project, Sishen South. Previously, he held roles at Joest Ltd as Senior Process Engineer, at Schenck as Sales Manager for process equipment and at Kumba's Sishen Iron Ore mine in senior operational management roles. Most recently, he acted as Vice President of Engineering for iron ore junior Roche Bay Plc. He has not signed a non-competition agreement with the Issuer.

Hendrik J. Bosman

Mr. Bosman Pr.Sci.Nat is a Professional Geologist who shall join the Issuer as the Chief Engineer in charge of the mineral resources engineering & asset management. he has of over 30 years of exploration and mining experience in iron ore and coal with experience in kimberlite and uranium exploration. He has also spent some time looking for off-shore diamonds off the West Coast of South Africa where he worked with side-scan sonar. His iron ore exploration experience is very extensive since he has worked on iron ore deposits in South Africa, Senegal, West Africa and Sudan and is currently accepted as being an expert on the subject. During the last 10 years he has widened his experience with environmental

management and was the principal person to start the environmental management which includes groundwater monitoring at the Welgevonden-Sishen South Iron ore Project for KUMBA Resources in the Northern Cape Province of South Africa. For the last 8 years he has been the Consultant for KUMBA in both South Africa and Senegal, West Africa. He has also acted for various BEE Companies in South Africa. Hendrik has varied experience in Senior Management dating from 1988. He has not signed a non-competition agreement with the Issuer.

Corporate Cease Trade Orders and Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, within the past ten years, been a director, officer or promoter of any other issuer that, while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days.

Penalties or Sanctions

No proposed director, officer, promoter or other member of management of the Issuer has, within the past ten years:

(a) been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about the Acquisition.

Personal Bankruptcies

No current or proposed director, officer, promoter or Control Person of the Issuer or Issuer has, within the past ten years, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Issuer holding positions as directors or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with the Issuer Conflicts, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (Ontario) and the *Business Corporations Act* (British Columbia).

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and promoters of the Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
John Gingerich	East Asia Minerals Corporation	TSX Venture Exchange	Director	June 1, 2005	Present
	BacTech Mining Corporation	TSX Venture Exchange	Director, Chairman	March 28, 2006	Present
	Golden Odyssey Mining Inc.	TSX Venture Exchange	Director	March, 2006	Present

Executive Compensation

The following executive and non-executive material compensation arrangements shall become effective upon Exchange approval of the Change of Business:

Personnel	Position	Base Salary	Bonus Shares issuable upon Exchange and disinterested shareholder approval of bonus share issuance (1)	Bonus Shares issuable upon completion of pre-feasibility study and disinterested shareholder approval of bonus share issuance(1)	Bonus Shares issuable upon completion of feasibility study and disinterested shareholder approval of bonus share issuance(1)
John Gingerich	President and CEO	$225,000	60,000	70,000	70,000
Daniel Botes	COO	$210,000	85,000	100,000	150,000
Gary Williams	VP-Environmental	$200,000	60,000	70,000	70,000
Hendrick Bosman	Project Manager	$160,000	65,000	75,000	95,000
Dirk Swartz	Chief Engineer	$140,000	60,000	65,000	95,000
Candace Ramacharan	Adminstrative Assistant	$60,000	20,000	20,000	20,000

(1) Disinterested shareholder approval of issuance of bonus shares shall be sought at a future general meeting of the shareholders.

Indebtedness of Directors and Officers

No director or officer of the Issuer is indebted to the Issuer.

Investor Relations Arrangements

No written or oral agreement has been reached with any person to provide promotional or investor relations activities for the Issuer.

OPTIONS TO PURCHASE SECURITIES

Options to Purchase Securities

The following table sets forth all incentive stock options of the Issuer to be granted in connection with the completion of the Option Agreement as of the date of closing:

Persons who have received options (as a group)	Number of Common Shares Under Option	Purchase Price of Securities Under Option	Market Value of Securities Under Option on the Date of Grant
Proposed Directors and Officers of the Issuer or its Subsidiaries (5 persons)	85,000 350,000 425,000	\$0.20 \$0.51 \$1.06	\$0.20 \$0.51 \$1.06
Employees of the Issuer (3 persons)	275,000	\$1.06	\$1.06
Consultants of the Issuer (1 persons)	10,000	\$1.06	\$1.06

Stock Option Plan

The existing Stock Option Plan of the Issuer will be the stock option plan of the Issuer. See "Information Concerning the Issuer – Stock Option Plan and Incentive Stock Options".

ESCROWED SECURITIES

No securities of the Issuer shall be subject to any applicable escrow provisions under the policies of the Exchange.

PART V
GENERAL MATTERS

AUDITORS

Upon completion of the Change of Business, it is intended that the Issuer's auditors will be Moore Stephens Cooper Molyneux LLP, Chartered Accountants. See "Information Concerning the Issuer – Auditors".

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Issuer will be Equity Transfer Services Inc. of 200 University Avenue, Suite 400, Toronto Ontario M5H 4H1.

SPONSORSHIP RELATIONSHIP

Other than as set forth herein, the Issuer or Issuer has not entered into any written or oral agreement or understanding with any other person or company to provide any sponsorship, corporate finance services, promotional or investor relation services for the Issuer or Issuer or its securities. See "The Change of Business".

EXPERTS

The following is a list of persons or companies whose profession or business gives authority to a statement made by a person or company named in this Filing Statement as having prepared or certified a part of that document or report described in the Filing Statement:

(1) Moore Stephens Cooper Molyneux, LLP, auditors of the Issuer; and

(2) Golder Associates (UK) Ltd., geologists that prepared the Technical Report.

To the knowledge of management of the Issuer, as of the date hereof, no expert, nor any Associate or Affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of the Issuer, Roche Bay or of an Associate or Affiliate of any of them, and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Issuer or of an Associate or Affiliate thereof.

OTHER MATERIAL FACTS

There are no other material facts other than as stated herein.

BOARD APPROVAL

The Board of Directors of the Issuer has approved the contents of this Filing Statement and the delivery of a copy of this Filing Statement to shareholders of the Issuer.

EXHIBIT "A"

Audited financial statements of the Issuer for the fiscal years ended December 31, 2004, 2005 and 2006

EXHIBIT "B"

Pro forma consolidated balance sheet of the Issuer as at December 31, 2006

CERTIFICATION OF ISSUER

The foregoing constitutes full, true, and plain disclosure of all material facts relating to the securities of Advanced Explorations Inc. assuming completion of the Change of Business.

DATED May 23, 2007.

ADVANCED EXPLORATIONS INC.

"Gary Williams"
Gary Williams
President and Director

"Mark Gossin"
Mark Gossin
Chief Financial Officer and Director

On behalf of the Board of Directors

"John Gingerich"
John Gingerich
Director

"Benoit Rivard"
Benoit Rivard
Director

"Clara Mancini"
Clara Mancini
Director

ACKNOWLEDGMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in any items in the attached filing statement that are analogous to Items 4.2, 11, 13.1, 16, 18.2, 19.2, 24, 25, 27, 32.3, 33, 34, 35, 36, 37, 38, 39, 41 and 42 of Exchange Form 3B1/3B2, as applicable.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to Exchange Form 3B1/3B2; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

Dated: May 23, 2007

Advanced Explorations Inc.

"Gary Williams"
Gary Williams

Golder Associates

TECHNICAL REPORT
ROCHE BAY MAGNETITE PROJECT



Submitted to:

Advanced Explorations Inc.
Box 227, 81 Jessie Avenue
Campbellville, Ontario
L0P 1B0 Canada
Attention : John Gingerich, Director

Prepared by:
Paul Palmer, P.Geo., P.Eng.
Effective Date: February 14, 2007

DISTRIBUTION:

2 Copies - Advanced Explorations Inc., Campbellville, Ontario
1 Copy - Golder Associates Ltd., Sudbury, Ontario
1 Copy - Golder Associates Ltd., Chelmsford, England

TABLE OF CONTENTS

SECTION PAGE

1.0 SUMMARY 1
2.0 INTRODUCTION AND TERMS OF REFERENCE 5
3.0 RELIANCE ON OTHER EXPERTS 6
4.0 PROPERTY DESCRIPTION AND LOCATION 7
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 11
5.1 Accessibility 11
5.2 Climate 12
5.3 Infrastructure 13
5.4 Physiography 13
5.4.1 Shield Region 13
5.4.2 Foxe Basin Region 14
6.0 HISTORY 15
7.0 GEOLOGICAL SETTING 18
7.1 Regional Geology 18
7.2 Local Geology 21
7.3 Lithology 24
7.3.1 Granitic Gneiss 24
7.3.2 Chlorite-Tremolite Serpentine Schist 24
7.3.3 Talc-Chlorite Schist 25
7.3.4 Quartzite 25
7.3.5 Quartz-Mica Schist 25
7.3.6 Metabasalt 26
7.3.7 Argillite 27
7.3.8 Granodiorite 27
7.4 Structure 27
8.0 DEPOSIT TYPE 29
9.0 MINERALIZATION 31
10.0 EXPLORATION 32
10.1 Historical Exploration 32
10.1.1 1968-1970 Programs 32
10.1.2 1982 Program 33
10.2 Historical Geophysics 35
10.2.1 Introduction 35
10.2.2 Instrumentation 35
10.2.3 Field Procedures 35

10.2.4 Results of Magnetometer Survey 36
10.2.5 Discussion and Recommendations from Harper (1984) 37
10.3 2006 Exploration Program 38
10.3.1 2006 Geophysics 38
10.3.2 Field Mapping 40
10.3.3 2006 Drilling 41
11.0 DRILLING 44
11.1 Historical Drilling Programs 44
11.2 2006 Drilling Program 45
12.0 SAMPLE METHOD AND APPROACH 50
12.1 Historical Samples 50
12.2 2006 Samples 50
13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY 52
13.1 Historical Samples 52
13.2 2006 Samples 52
14.0 DATA VERIFICATION 55
14.1 Historical Data Verification 55
14.2 2006 Data Verification 55
15.0 ADJACENT PROPERTIES 56
16.0 MINERAL PROCESSING AND METALLURGICAL TESTING 57
16.1 Historical Mineral Processing and Metallurgical Testing 57
16.2 2007 Mineral Processing and Metallurgical Testing 63
17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 68
18.0 OTHER RELEVANT DATA AND INFORMATION 69
18.1 2007-2009 Proposed Exploration Project and Studies 69
19.0 INTERPRETATION AND CONCLUSIONS 72
20.0 RECOMMENDATIONS 75
21.0 REFERENCES 76
22.0 SIGNATURE PAGE 79
23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES 80
24.0 STATEMENT OF QUALIFICATIONS AND CONSENT OF AUTHOR 81

TABLE OF CONTENTS (CONTINUED)

LIST OF TABLES

Table 4-1	List of Mining Leases, Roche Bay Magnetite Project
Table 5-1	Average Temperature for Hall Beach, Nunavut 1970-2000
Table 6-1	1970 Historical Tonnage Estimates by Ursel – Roche Bay Magnetite Project
Table 6-2	1984 Historical Tonnage Estimates by Harper – Roche Bay Magnetite Project
Table 7-1	Local Geology Stratigraphic Column
Table 8-1	Comparison Table - Algoma-Type and Roche Bay Magnetite Deposits
Table 10-1	2006 Drill Collar Data
Table 11-1	Banded Iron Formation Interval Length and Davis Tube Testing Results for each Borehole
Table 16-1	SGS Lakefield Testing for 2006 Program
Table 16-2	2006 Testing Program Head Assays
Table 16-3	2007 Batch Samples Summary SPI and Crusher Index Results
Table 16-4	2007 Batch Samples Cobber Test Summary
Table 16-5	2007 Batch Samples Davis Tube Testing Results
Table 18-1	2007-2009 Proposed Exploration Projects and Studies

LIST OF FIGURES

Figure 4-1	Location Map of Roche Bay Magnetite Project and Mining Leases
Figure 5-1	Landsat Image of Roche Bay Property
Figure 7-1	Regional Geology – Melville Peninsula
Figure 7-2	Regional Geology Statigraphic Column Melville Peninsula
Figure 7-3	Local Geology Map
Figure 10-1	1982 Approximate Drill Hole Locations
Figure 10-2	2006 Magnetite Gradiometer Geophysical Survey (Total Magnetic Image)
Figure 10-3	2006 Magnetite Gradiometer Geophysical Survey (Vertical Magnetic Image)
Figure 10-4	2006 Proposed Drilling Program
Figure 10-5	2006 Drill Hole Locations
Figure 10-6	AWX Drill System
Figure 11-1	1982 Core Storage Racks - Roche Bay Magnetite Project
Figure 11-2	Drill Hole CW001
Figure 11-3	Drill Holes CW002 and CW003
Figure 13-1	2007 Batch Sample Preparation Flowsheet
Figure 16-1	2007 Batch Sample SPI Testing

LIST OF APPENDICES

Appendix A	Ursel, 1970 Geologic Map
Appendix B	1982 Drill Hole Sections and Logs (Historic)
Appendix C	Ontario Research Foundation Results – Soluble Iron Assaying and Davis Tube Testing
Appendix D	2007 SGS Report - The Beneficiation Characteristics of Samples from the Roche Bay Deposit

1.0 SUMMARY

Golder Associates (UK) Ltd. (Golder) was requested by Advanced Explorations Inc. (AEI) to review historical and recent works completed on the Roche Bay Magnetite Property, located near Roche Bay, Nunavut, Canada. Included in this Technical Report are summaries of the historical programs, the 2006 exploration activities, the 2006 metallurgical testing, observations from a site visit conducted by Golder and recommendations for future exploration activities in order to complete a National Instrument (NI) 43-101 compliant mineral resource estimate. Golder conducted a site visit to the Roche Bay Magnetite Project on October 15, 2006.

The review completed by Golder has shown that the mining leases are in good standing with the Department of Indian and Northern Development and the lease holders of the property are Roche Bay Mining Corporation Company Ltd. now called Roche Bay plc (Roche Bay).

AEI and Roche Bay have entered into an Option Agreement dated January 29, 2007 and amended by an Amendment Agreement dated February 5, 2007 (the Agreement). The Agreement gives AEI an option to acquire up to 50% interest in the Roche Bay Magnetite Project (the Property). Upon completing all of the exploration milestones and exercising the Option for a 50% interest in the Property, AEI and Roche Bay will form a joint venture. As long as it fulfils all of the conditions of the Agreement, AEI will remain as operator of the joint venture.

The Roche Bay Magnetite Project encompasses five deposits of Algoma type Banded Iron Formation (BIF) which have been labelled Areas A, B, C, D and E. These deposits are generally characterized by alternate bands of magnetite and silica, ranging in thickness from one metre in thickness, down to one millimetre. The strike length of these deposits is between 820 and 4,200 m and the width is between 120 to 158 m. The dips of the deposits are generally vertical to sub-vertical and strike toward the northeast-southwest. The largest deposit is Area C with an average strike length of 4,200 m and average width of 120 m.

The historical work completed on the Roche Bay Magnetite Project includes field programs conducted from 1968 to 1970 and 1982 and metallurgical testing completed from 1968 to 1970 and 1982 to 1984. The 2006 work completed on the project included an airborne high resolution magnetic gradiometer geophysical survey, a confirmation mapping program, a shallow drill core program and metallurgical testing of 5 composite samples from the 2006 and 1982 drilling programs.

A total of 16 bore holes were drilled into Areas A (6 bore holes), B (9 bore holes) and C (1 bore hole) during the 1982 field program for a total length of 3,214 m. The ultimate depths of the deposits have not been confirmed by drilling. The deepest BIF intercepted in the 1982 drilling for Area A was at 165 m below surface, Area B was at 180 m below surface and Area C was at

175 m below surface. A total of 3 bore holes were drilled in Area C in 2006 for a total length of 53.94 m. The objective of this drilling was to confirm the presence of BIF in Area C and collect samples for metallurgical testing. The 2006 drill holes also did not confirm the ultimate depth of the BIF formation in Area C.

Geophysical surveys completed on the property have shown that the strike length and width of the magnetic signature is extensive (several kilometres in strike and over 150 m in width). Additionally, the air geophysical surveys provide better results than the ground surveys that were conducted between 1968 and 1982. Geophysical surveys should be considered for future exploration in order to provide targets for drilling.

Metallurgical testing of the 1982 core has defined that the Fe content is between 21.0 and 42.4% Fe and the majority of the Fe is found in the mineral magnetite. Various metallurgical testing has been completed on surface bulk samples and composite drill core samples from the 1968 to1970 and 1982 field programs, and has identified that the iron may be liberated by a combination of crushing, grinding and magnetic separation. Flotation processing may be required to reduce sulphur impurities .

The Davis Tube (DT) results from the 1982 drilling indicate that in Area A, the DT Fe % ranged between 67.9 and 69% and mean recoveries between 68.6% and 94.4%. In Area B, the DT mean Fe % ranged between 67.6% and 71.1% and mean recoveries between 79.5% and 94.2%. In Area C, the DT mean Fe % was 67.3% and mean recovery was 89.7%.

The field programs conducted in 2006 included: airborne high resolution magnetic gradiometer geophysical survey, bedrock confirmation mapping and drilling. These programs were sufficient to confirm the occurrence of BIF in Areas A, B and C (Bosman, 2006a and Goldak, 2006).

A selection of metallurgical testing was completed in February 2007 by SGS Lakefield Research Ltd. (SGS) that included all 3 drill holes from the 2006 program and 2 drill holes from the 1982 drilling program. Five batch samples were composited from the drill core samples. Batch samples 1 and 2 were from deposit Area C and were composited from drill holes CW001, CW003, CW005 and 82-C1. Batch samples 3 to 5 were composited from three intervals from drill hole 82-9. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing.

The head assays of the batch samples showed a grade between 11.9% Fe and 29.1% Fe. The sulphur content in the batch samples showed a grade of 0.64% S to 3.59% S and a silica content between 3.06% SiO_2 to 10.1% SiO_2 depending on the grind of the samples. Samples tested with a -38 μm (-400 mesh) showed a lower silica content than -74 μm (-200 mesh) tested samples.

The results of the DT testing for Batches 1 and 2 indicate that the DT concentrate is between 63% Fe and 66.0 % Fe and recovery is between 54 and 88.3% for -74 µm. With a grind of -38 µm, the DT concentrate is between 66.4 and 69% Fe and recovery is between 51.4 and 87.9%. The sulphur concentrate grades for both grinds are 0.64% S and 0.63% S, respectively.

The results of the DT testing for Batches 3 to 5 indicate that the DT concentrate is between 62.0% Fe and 65.1% Fe and the recovery is between 55.4% to 91.9%. With a grind of -38 µm, the DT concentrate is between 65.7% Fe and 69.2% Fe and recovery is between 54.2% and 92.0%. The sulphur concentrate grades for both grinds are between 0.29% S and 3.59% S and is higher in the lower Fe grade samples.

The 2007 metallurgical testing of drill core samples from Areas A and C indicates that effective concentration and recovery may be achieved by crushing and magnetic separation (Mcken, 2007).

Historical tonnages for the Roche Bay Magnetite Property were estimated in 1968 and updated annually until 1970 by Ursel (1968, 1969 and 1970). The tonnages were updated again in 1982 by Underhill and documented in Harper 1984. A total of 1.1 billion tons of BIF were estimated by Underhill for the combined five deposits. The Fe grade of the BIF tonnages estimated by Underhill was between 23% and 34% Fe.

These tonnages are considered relevant but of unknown reliability; they are not appropriate for public reporting as a Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves to JORC (2004) or NI 43-101 Standards. Golder is not treating the tonnages as current mineral resources as defined in Sections 1.2 and 1.3 of NI 43-101. These historical tonnages should not be relied upon and is included only for the purpose of documentation of previous work.

Recommendations for future exploration of the Roche Bay Magnetite Project have included developing a drill hole database, a standard survey grid system, QA/QC programs, additional drilling and mapping of the deposits. It is also recommended that all historical data on site should be catalogued and historical drill holes surveyed into the standard survey grid system.

Once a sufficient amount of drilling data has been collected, which better defines the strike, width, depth and Fe % content of the deposits, a NI 43-101 mineral resource estimate can be completed for the Roche Bay Magnetite Project. This is a critical requirement for this project so that scoping and preliminary feasibility studies can be completed.

AEI and Roche Bay have outlined a three-phase exploration program to be conducted between 2007 and 2009. The work planned for each of the phases is as follows:

- Phase 1 – Validation and Scoping Study: 7,500 m of NQ sized drilling, metallurgical testing, mineral resource estimation and scoping study. Estimated cost of US$ 6 million;
- Phase 2 – Preliminary Feasibility Study: 15,000 to 20,000 m of NQ sized drilling, metallurgical testing, environmental studies, mineral resource estimation and preliminary feasibility study. Estimated cost of US$ 10 million; and
- Phase 3 – Feasibility Study: 20,000 to 30,000 m of NQ sized drilling, metallurgical testing, mineral resource estimation and feasibility study. Estimated cost of US$ 20 million.

2.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of AEI, Golder has prepared an independent review of the Roche Bay Magnetite Project located in Nunavut, Canada. This report includes a compilation and review of all available studies, historical geological reports and metallurgical test work that was completed on the Roche Bay Magnetite Project and provides recommendations for future exploration activities. Paul Palmer, P.Geo., P.Eng., an employee of Golder Associates Ltd. Canada, served as the independent Qualified Person (QP) responsible for preparing the Technical Report for reporting in Canada. Mr. Palmer was supported by Juan Alvarez, an employee of Golder Associates (UK) Ltd. who was responsible for reporting in the UK as the Competent Person (CP). Dr. Bill Shaw, an employee of Golder Associates Pty. Ltd. was the senior reviewer for the project. Mr. Palmer visited the project site on October 15, 2006.

The intent of this report is to provide AEI and their joint venture partner, Roche Bay plc (Roche Bay) a report of activities that have been completed on the Roche Bay Magnetite Project in order to assist in further development of this project.

LIST OF ABBREVIATIONS

Feet	ft	Pounds	Lb
Grams	g	Percentage	%
grams per tonne	g/t	tonnes (1,000 kg)	T
Kilometres	km	tonnes per day	t/d
Metres	m	ton (2,000 lb)	Ton
metres above sea level	masl	Kilograms	Kg
Millimetres	mm	Universal Trans Mercator	UTM
Diameter	dia	Nautical Miles	Nm
cubic centimetres	cm^3		

The iron formations of the Roche Bay Magnetite Project are divided into 5 areas labelled throughout this report as Areas A or Alder, B, C, D and E. In earlier reports, these areas have also been labelled as Deposits A, Alder, B, C, D and E. For consistency, the reports have been labelled as Areas A, B, C, D and E.

3.0 RELIANCE ON OTHER EXPERTS

The Technical Report has been prepared by Golder for AEI. In the preparation of this report, Golder has used information provided in historical reports provided by Roche Bay. These historical reports were not prepared by a QP, as defined by NI 43-101. Where possible, Golder has verified this information from independent sources. Golder accepts no liability for any losses arising from reliance upon the information presented in these historical reports.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Roche Bay Magnetite Project is located near Roche Bay, on the eastern Melville Peninsula, within the District of Franklin, Nunavut Territory (north of the artic circle). The Melville Peninsula is bound by the Foxe Basin to the east, Committee Bay in the west and the Fury and Helca Straits in the north. The location of the project is shown on Figure 4-1 illustrated as mining leases 2952, 2953 and 2954 and 2955 (located southwest of 2954).

The nearest population centre is the hamlet of Hall Beach located 90 km to the northeast of the Roche Bay camp. Hall Beach has a population of 543 (Artic Co-operators Limited, 2007a) and is one of the longest permanently populated communities north of the Arctic Circle. Hall Beach is a northern transportation centre with a commercial-grade airport which can accommodate large jetliners with commercial flights 6 days a week. Growth in the Hall Beach area is projected to rise in the near future. The community of Igloolik, north of Hall Beach along the Melville Peninsula coast, has a population of 1500 (Artic Co-operators Limited, 2007b) and is also a major area of resources (people and supplies) to the area. The majority of the Hall Beach and Igloolik population is Inuit with both Inuktitut and English languages spoken.

The Roche Bay Magnetite Project consists of four mining leases that at the time of this report are 100% owned by Roche Bay Mining Corporation Company Ltd. now called Roche Bay plc. Roche Bay is registered with the department of Indian Affairs and Northern Development for the Government of Canada. The mining leases expiry date is July 23, 2021 and the details of the leases are listed in Table 4-1.and locations on Figure 4-1 except for mining lease 2955 which is located directly southwest of mining lease 2954.

AEI and Roche Bay have entered into an Option Agreement dated January 29, 2007 and amended by an Amendment Agreement dated February 5, 2007 (collectively the "Agreement"). The Agreement gives AEI an option to acquire up to 50% interest (the "Option") in Roche Bay's eastern deposits (Roche Bay Magnetite Project) located in the Territory of Nunavut, Canada (the "Property") subject to the third-party interests further described in the Agreement.

Under the Option Agreement, AEI will assume responsibility for raising financing and managing the completion of feasibility studies. Once these are completed, the Agreement provides for formation of a joint venture for the construction and operation of a mine. AEI will be responsible for the financing, design, build and operation of a mine and plant producing at least 6 million tonnes per year of iron concentrates or pellets. The Agreement is subject to several conditions based on operational milestones being achieved as further set out in the Agreement.

AEI will have full control of the programs required to complete the exploration milestones and will do so at its own cost. Upon completing all of the exploration milestones and exercising the

Option for a 50% interest in the Property, AEI and Roche Bay will form a joint venture. As long as it fulfils all of the conditions of the Agreement, AEI will remain as operator of the joint venture. Additional conditions including warrants and mine development expenditures are also included in the Agreement.

Figure 4-1: Location Map of Roche Bay Magnetite Project and Mining Leases


N
Hall Beach (90km)
2952
2953
2954
Roche Bay
Foxe Basin
DISTRICT OF FRANKLIN
NUNAVUT TERRITORY

After Mining Recorder Nunavut Regional Office, 2006. Mineral Claim Sheet 47A6 (Note: Mining Lease 2955 Located Southwest Mining Lease 2954)

Table 4-1: List of Mining Leases, Roche Bay Magnetite Project

Lease Number	NTS Sheet 1	Expires Date	Hectares
2952	Lot 1 Group 1380 047A06	July 23, 2021	908.5
2953	Lot 2 Group 1380 047A06	July 23, 2021	802.5
2954	Lot 3 Group 1380 047A06	July 23, 2021	402.3
2955	Lot 4 Group 1380 047A06	July 23, 2021	118.6

Golder was provided copies of the mining leases by Roche Bay and a review has shown that the mining leases are in good standing with the Department of Indian and Northern Development. The lease holders of the property are Roche Bay Mining Corporation Company Ltd. now called Roche Bay plc. Roche Bay also holds additional mining leases on the Melville Peninsula which are outside the project area in this report.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Roche Bay Magnetite Project is located in a remote part of Canada in the Nunavut Territory (north of the artic circle). The nearby hamlet of Hall Beach has regular commercial air service six days a week. The project site can only be accessed by plane/helicopter, boat to the nearby shoreline and overland by four wheel, all terrain vehicles (ATVs). Access to site for the 2006 exploration program predominantly used a combination of small aircraft and boat. Both supplies and camp personnel were transported this way. Transportation around site was by ATVs. The ATVs were used to move personnel, drill equipment and fuel to the drill sites.

Previous exploration activities on the Roche Bay Magnetite Project in the 1980s also included the construction of a 1,300-1,400 m all weather, gravel air strip located approximately 1 km from the 2006 project camp as illustrated on Figure 5-1. This airstrip was built by Borealis Exploration Limited (Borealis) and is maintained by Roche Bay plc (Roche Bay). The airstrip has the capacity to service small aircraft with room for expansion.

During the site visit, completed by Golder on October 15, 2006, access to site was via boat ride from Hall Beach (approximate trip 2 hours). Access around the property was via ATV. Air access to site was available but not at the time of the site visit.

Figure 5-1: Landsat Image of Roche Bay Property


Roche Bay Magnetite Project
Landsat Image of Roche Bay Magnetite Property
Airborne Survey Area
REFERENCE
Airstrip
Roche Bay Main Camp

5.2 Climate

The daily average temperatures from December to March are -27° C to -33° C. During the summer, the average daily temperature ranges between 1° C to 5° C. However, temperatures can reach as high as 16° C in the summer. Annual precipitation averages about 23 cm (9 inches). Fifty percent of the annual precipitation falls during the months of July, August and September. Total snowfall for the year averages 124 cm. Owing to the relative uniformity of the prevailing winds, snow accumulates in large drifts at any break point in the wind (Harper, 1984). Summarized in Table 5-1 are the average daily temperatures for Hall Beach town (Environment Canada, 2007). Temperature conditions observed at the Roche Bay Magnetite Project camp have shown higher temperatures in the summer and less fog conditions when compared to Hall Beach (Botes, 2007)

Table 5-1: Average Temperature for Hall Beach, Nunavut 1970 – 2000 (Environment Canada, 2007)

Temperature:	Daily Average (°C)	Standard Deviation	Daily Maximum (°C)	Daily Minimum (°C)
January	-31.8	3.5	-27.8	-35.7
February	-33.2	3.5	-29.2	-37.2
March	-29.2	2.8	-24.7	-33.7
April	-20.4	2.8	-15.2	-25.6
May	-9	2.3	-4.8	-13.2
June	0.7	2.1	3.3	-1.9
July	6.1	1.4	9.4	2.8
August	4.7	1.1	7.4	1.8
September	-0.3	1.3	1.6	-2.2
October	-9.5	3.2	-6.3	-12.6
November	-20.2	3.4	-16	-24.3
December	-27.5	3.8	-23.4	-31.5
Year	-14.1	1.4	-10.5	-17.8

5.3 Infrastructure

There is no permanent infrastructure on the project site other than the 1,300 to 1,400 m gravel air strip (illustrated on Figure 5-1) and the historical core rack facilities from the 1982 drilling program.

At the time of the site visit on October 15, 2006, the camp facility consisted of temporary canvas/wooden tents which housed the personnel during the field season. Additionally, the camp and drilling equipment, temporary core storage and office area were also located at the camp site. Access from the water was from the shore line with no docking facilities.

5.4 Physiography

The Roche Bay Magnetite Project falls within two main physiographic regions of Canada. The low-lying peninsula that extends into Roche Bay ("the Roche Bay Peninsula") is part of the Foxe Basin region of the interior plains. The more rugged upland areas are part of the Canadian Shield. The summary of the physiography of the Roche Bay Magnetite Project area is taken directly from a report by Harper (1984) and is described in the following sections.

5.4.1 Shield Region

The upland areas are composed of metamorphic and igneous rocks. This dissected upland rises abruptly from the plain to an elevation of more than 200 m and forms a modified escarpment

trending north south. The surface of the upland area rolls gently to the west and becomes mountainous (500+ m) within 20 km of the west coast of the peninsula. The mountainous area of western Melville Peninsula forms the drainage divide, with many large deeply entrenched streams flowing west to Committee Bay. Melville Peninsula was glaciated during the last glacial period, and a thin (1-2 m) veneer of till was deposited. The till is generally buff to grey in colour and silty. The till is derived from local rocks and thus is largely composed of shield type material. Owing to the lack of vegetation, there has been extensive surface washing of the till resulting in the removal of fines, leaving the ground surface littered with boulders. Existing and abandoned streams tend to concentrate boulders in their stream beds.

During the previous glaciation, the land mass was depressed and wave action modified the landscape to an elevation of at least 110 m above sea level. At elevations below the marine limit, the till has been reworked into beaches or been completely eroded. The beaches consist of coarse pebbles and cobbles. The entire fine fraction has been removed by wave action. The beach at the highest elevation is generally poorly developed, tends to be relatively flat and is capable of supporting vegetation. An organic mat up to 10 cm thick has formed on these areas.

5.4.2 Foxe Basin Region

The Roche Bay Peninsula extending into Roche Bay is underlain by relatively flat-lying Paleozoic sedimentary rocks. This plain has an elevation of less than 30 masl in the vicinity of the base camp, and is up to 60 km wide at Hall Beach. Shallow lakes, swamp, and sand and gravel deposits cover the area. As the sea level dropped following deglaciation, the upper surface of the dolomite and limestone rocks was frost-shattered and wave worked into beaches. A single bore hole that penetrated the beaches indicated that the beach material was at least 3 m thick. The beaches are extensive and, owing to their mode of formation, tend to form closed depressions. Relic bedrock structures have been identified in the interbeach areas. These structures suggest that the overburden layer in the interbeach regions may be relatively thin. The beach tops tend to be well drained, dry and devoid of vegetation, and the interbeach terrain is wet and capable of supporting vegetation.

6.0 HISTORY

The history of the Roche Bay Magnetite Project is based on reports by Harper (1984) and Ursel (1968, 1969 and 1970) and information obtained from the Roche Bay plc website. A detailed description of the various exploration programs conducted on the property is provided in Section 10.0.

During the years 1968, 1969, and 1970, Borealis Exploration Limited (Borealis), under the direction of geological consultants Norman H. Ursel Associates Limited (Ursel), discovered extensive exposures of magnetic iron formations located on the Melville Peninsula in the District of Franklin, Northwest Territories. Surface geological studies and aeromagnetic surveys conducted by the Geological Survey of Canada and others confirm the deposits to be extensive.

During its first decade, Borealis acquired 233 claims from its initial permits on the Melville Peninsula, converting those claims into 21-year renewable Government of Canada leases in 1978 and 1979.

In 1980, the decision was made by Borealis to place the Roche Bay deposits into production by 1985. In 1931, the Melville Shipping Company completed a shipping study for Roche Bay along with a marketing study that showed magnetite selling for a substantial premium over hematite of the same grade. A bulk sample was taken for laboratory work designed to define the ore characteristics. The laboratory testing was undertaken by Eriez Magnetics and at Cedar Rapids Manufacturing. In that year, Borealis also completed the Borealis Initial Environmental Evaluation and Socio-Economic Reports for the project.

In 1982, Scott-Ortech Mining Ltd., a member of the Matthew Hall Group, completed an independent preliminary feasibility study (Scott, 1982) based on a drilling program completed in the summer of 1982 which comprised 16 BQ drill holes with a combined length of 3,214 m. The drilling focussed on Areas A, B and C. The Ontario Research Foundation tested the core for iron content and concentration along with a large bulk sample that was recovered from the property.

A detailed ground magnetometer survey was also conducted over the Areas A and B by members of Borealis' summer crew during the 1982 field season.

It was also reported that, in 1983, equipment and housing units were moved into the Roche Bay area, such that considerable mineralogical testing could be conducted and the construction of a 5,000 ft runway suitable for Hercules aircraft be built. Based on the site visit conducted by Golder on October 15, 2006, there is no indication that any equipment remains on site other than the gravel airstrip currently maintained by Roche Bay.

In 1984, Borealis put development of the Roche Bay Magnetite Project on hold due to limited financing.

During the 1990s, Borealis' holdings grew and diversified. In the late 1990s, the company decided to place all of Borealis' interests into subsidiary companies for ease of operations and to enable the sale of minority interests in specific areas of the company. In 1997, the Roche Bay Magnetite Project was transferred to the Roche Bay Mining Company Limited, which subsequently became Roche Bay plc. Borealis still remains a large majority shareholder in Roche Bay plc.

In 1998 and 1999, the property leases were renewed by Roche Bay plc for another 21-year renewable term.

Historical tonnages for the Roche Bay Magnetite Property were estimated in 1968 and updated annually until 1970 by Ursel. The tonnages were updated again in 1984 by Underhill and documented in Harper 1984. These are summarized in Table 6-1 and Table 6-2.

Table 6-1: 1970 Historical Tonnage Estimates by Ursel - Roche Bay Magnetite Project

Area	Approximate Length ft (m)	Average Width ft (m)	Tons per Vertical ft
A (Alder)	4,400 (1,341.1)	435 (132.6)	182,000
B	6,000 (1,828.8)	520 (158.5)	297,000
C	14,000 (4267.2)	400 (121.9)	533,000
D	5,000 (1524.0)	410 (125)	195,000
E	2,700 (823.0)	410 (125.0)	105,000

Ursel (1968, 1969 and 1970) defined five deposit areas with an estimated combined tonnage in the order of 0.5 billion tons. These tonnages assumed that the depth of the deposit was equal to the width of iron in the deposits. No iron grades were included and the deposit's size and tonnage were based only on surface mapping. Tonnages were estimated using a factor of 10.5 cubic feet per long ton, based on a specific gravity of 3.4 which was obtained by the Ontario Research Foundation. The surface areas were obtained by using average widths and approximate lengths. No information was available to validate and support these tonnage estimates; therefore, no confidence can be assigned to these tonnages.

The tonnage of iron on the Melville Peninsula in the Borealis lease groups was estimated by Ursel (1970) to be 4.3 billion long tons of mineable magnetite ore. The iron formations are composed of seven individual iron occurrences found in two linear sets of deposits, one on the west side

(Committee Bay) and one on the east side (Roche Bay) of the peninsula. The western deposits comprise three individual bodies: Borealis 1, 2, and 3; Borealis 4; and Borealis 5. The total tonnages in these western deposits were estimated to be 3.2 billion long tons (Ursel, 1970). The five individual eastern deposits, Areas A and B, C, D, and E, have been calculated to contain 1.1 billion long tons by Underhill (Harper, 1984) as summarized in Table 6-2..

Table 6-2: 1984 Tonnages Estimated by Underhill - Roche Bay Magnetite Project

Area	Tonnage
A (Adler)	158,000,000
B	309,000,000
C	426,000,000
D	160,000,000
E	86,000,000
Total	1,139,000,000

Underhill (in Harper, 1984) calculated these historical tonnages based upon surface geological mapping of the bedrock outcrops and the metallurgical testing of rock and bulk samples. The Fe grade of the BIF tonnage estimated by Underhill was between 23% and 34% Fe.

These historical tonnages and grades are considered relevant but of unknown reliability; they are not appropriate for public reporting as a Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves to JORC (2004) or NI 43-101 Standards. Golder is not treating the tonnages as current mineral resources as defined in Sections 1.2 and 1.3 of NI 43-101. These historical tonnages and grades should not be relied upon and is included only for the purpose of documentation of previous work. The specific data used to calculate these tonnages and grades were not available and have not been confirmed by Golder.

7.0 GEOLOGICAL SETTING

The geological setting description of the Roche Bay Magnetite deposit has been provided directly from reports by van Evendingen (1982), Ford (1982) and Harper (1984).

7.1 Regional Geology

The east-central portion of the Melville Peninsula is underlain by Precambrian rocks of the Churchill Structural Province in the interior, and Phanerozoic strata along the coast and eastward across the Foxe Basin. The regional geology of the Melville Peninsula is illustrated on Figure 7-1.

The Precambrian rocks are predominantly Archean and Aphebian granitoids (both massive and folidated) with narrow elongated belts of Archean supracrustals cutting across the peninsula in a northeast direction, which is concordant with the main structural grain in this part of the Canadian Shield. These belts consist of a suite of rocks known as the Prince Albert Group which consist of a sequence of Aphebian (early Proterozoic) or Archean metamorphosed sedimentary and volcanic rock (greenstones) exposed mainly in two belts on the Melville Peninsula and one belt southwest of Committee Bay. Subsequent work has shown these rocks to be Archean. The rocks are predominantly metavolcanics, which vary in composition from dark-coloured basaltic rocks through intermediate dacite to light-coloured rhyolite.

Three phases of diabasic dyke rocks are present, ranging in age from possible Archean to Upper Proterozoic.

The Phanerozoic rocks consist of Cambrian-Ordovician massive micritic limestone, sandstone, dolomite and dolomitic limestone.

Figure 7-1: Regional Geology - Melville Peninsula (De Kemp, Geology Survey of Canada)


N
Agn
Location of Roche Bay Magnetite Project

A stratigraphic column of the regional geology from Figure 7-1 is illustrated on Figure 7-2.

Figure 7-2: Regional Geology Stratigraphic Column
Melville Peninsula (De Kemp, Geology Survey of Canada)


PHANEROZOIC
MESOZOIC
PALEOZOIC
PROTEROZOIC
MESOPROTEROZOIC
PALEOPROTEROZOIC
ARCHEAN
Mo
MKs
MTr
Psb
Pv
Ps
PCSs
APgn
APs
shale sandstone conglomerate
Cretaceous sedimentary rocks
Cretaceous-Triassic sedimentary rocks
Jurassic sedimentary rocks
Triassic-Jurassic sedimentary rocks
Triassic sedimentary rocks
granite syenite
gabbro diorite anorthosite
ultramafic intrusions
mafic volcanic rocks
undivided carbonate and siliciclastic rocks
Silurian carbonate and siliciclastic rocks
Cambrian-Silurian carbonate and siliciclastic rocks
Cambrian-Ordovician carbonate and siliciclastic rocks
Cambrian sedimentary rocks
permanent ice
geological contact (approximate)
unclassified fault
unclassified fault offshore
normal fault (hachures on downthrown side)
normal fault offshore (hachures on downthrown side)
thrust fault (teeth on upper plate)
thrust fault offshore (teeth on upper plate)
facies boundary
evaporite diapir
undivided sedimentary rocks
gabbro diorite anorthosite
undivided gneiss
volcanic rocks
granite monzonite syenite
granulite-facies granitoids
granulite-facies paragneiss
granulite-facies volcanic rocks
undivided metasedimentary rocks
undivided metavolcanic rocks
undivided granulite-facies gneiss
granulite-facies sedimentary rocks
granulite-facies sedimentary and volcanic rocks
metasedimentary rocks
metasedimentary and metavolcanic rocks
granulite-facies mafic rocks
metavolcanic rocks

7.2 Local Geology

The local geology of the iron deposits for the Roche Bay Magnetite Project has been described by Ursel (1968, 1969 and 1970), van Evendingen (1982), Ford (1982) and Harper (1984) and is provided as follows. The Roche Bay Magnetite Project lies in the Churchill Province of the Canadian Shield on the Melville Peninsula as illustrated on Figure 7-1. Roche Bay formations represent upper green schist to lower amphibolite facies, and have undergone extensive metamorphism at temperatures between 500°C and 700°C. The age of these rocks has been determined to be in the range of 1,580 to 2,900 million years before present. Two periods of folding have occurred, one with a northwest-southeast axis, and the other with a northeast-southwest axis (Ford, 1982).

The Roche Bay Magnetite Project encompasses five deposits of Algoma type Banded Iron Formation which have been labelled Areas A or Adler, B, C, D and E. These deposits are generally characterized by alternate bands of magnetite and silica, ranging in thickness from one m in thickness, down to one millimetre and with strike lengths 2,700 ft to 14,000 ft and 400 ft to 520 ft wide (Ursel, 1970). No current local geology maps have been completed for the property. Two historical maps illustrated on Figure 7-3 (Ford, 1982) and in Appendix A (Ursel, 1970) show the typical local geology that has been previously recorded.

In general, the local mapping and comparisons to regional geology for the Roche Bay Magnetite Project have been completed by Ford (1982) and is described as follows.

"Metasedimentary and metavolcanic rocks now appearing as chlorite schist, iron formation, metaandesite, biotite schist, metarhyodacite and metarhyolite were deposited on a basement of previously existing, partially granitized paragneiss. These units were formed more or less contemporaneously, excepting the chlorite schist which may have been an earlier flow rock. Present theory holds that the environment was that of a shallow sea and that the iron formation was precipitated chemically. The original chert having been recrystallized as quartzite. Some features such as slumping are still recognizable within the iron formation. The metavolcanic rocks were originally felsic volcanics flows contemporaneous with the iron formation. Their local variations could be the result of variations within one eruption or in different periods of eruptions. No recognizable vent areas were observed. Some of the felsic volcanic rocks appear to have formed as pyroclastic, ashfall deposits. Metagabbroic rocks, forming as a gabbroic intrusion, subsequently intruded into the area picking up inclusions of the iron formation. Often associated with and thought to be contemporaneous with the gabbro is the metabasaltic unit. It forms sills that follow regional bedding. The basalt probably came from the same parent material as the gabbro. As this whole assemblage, possibly with the exception of the chlorite schist and the gneiss, is thought to have formed under water, pillow structures within the basalt would be expected however none were observed. A border phase of amphibolite is seen near or in contact

with the gabbro. A quartz diorite has formed bodies, possibly plugs, within the gabbro. Metamorphism and regional tectonism probably caused the intrusion of the gabbro and associated units. The metamorphic grade appears to be upper green schist to lower amphibolite facies (biotite-muscovite to cordierite almandine zone). It appears that all units were turned on end and isoclinally folded. A series of steeply dipping faults cut the now vertical beds. Uplift and erosion have removed evidence of fold hinges. Possibly, Paleozoic limestones and dolomites were deposited in the map area as elsewhere; however, erosion has removed this cover. Finally, glaciation produced the present topography."

The sequence of formation of local geological units for the area studied by Ford (1982) is reproduced in Table 7-1 and corresponds to Figure 7-3.

Table 7-1: Local Geology Stratigraphic Column (Ford, 1982)

UNIT	LITHOLOGY
7	Glacial Drift
6	Metabasalt
5	Metagabbro a) Metagabbro b) Amphibolite c) Metaquartz diorite
4	Metamorphosed Felsic Volcanics a) Metarhyolitic b) Metarhyodacite c) Biotite Schist d) Metaandesite
3	Iron Formation A_1) Magnetite rich A_2) Quartz (Chert) rich
2	Chlorite
1	Quartz Feldspar Biotite Gneiss

Figure 7-3: Local Geology Map (Ford, 1982))


FIG 2B
A
Line 48 N
Base Line
A'
Lake
T.N. G.N.
29°
ADLER
DEPOSIT
B
Line 43 N
Base Line
B'
Rock Types:
1: iron form.
2: gabbro
3: gneiss
4: rhyodesite
5: chlorite schist
Lake
C
Line 37 N
Base Line
C'
Legend:
antiform
synform
fault
strike/dip
cross-sect.
"B"
DEPOSIT
Scale:
0 100 200
1:8333
Lake

7.3 Lithology

The lithology of the Roche Bay Magnetite Project has been based on reports by Ford (1982) and Harper (1982) and is reproduced as follows.

7.3.1 Granitic Gneiss

This rock type is a member of the Amitioke Gneiss Complex, which contains units that are both older and younger than the Prince Albert Group.

In and around the mapped areas, the rocks encountered are medium to coarse-grained, well foliated gneisses of granitic composition. They are tan, grey, or reddish on weathered surface and generally pink, white, or grey/black on fresh surface. Quartz, potash (K), feldspar, and biotite are the essential minerals, with chlorite and epidote as accessories. Occasionally, mafia-rich phases up to a few metres thick are encountered. Prince Albert Group rocks are metamorphosed to amphibolite grade, and it is assumed that the surrounding granitic rocks have undergone the same metamorphism.

This unit is in contact with the eastern edge of the Prince Albert Group in the study area. The foliation is parallel to the regional trend of 35° and the observed dips are always to the east, Contacts are sharp, and probably at least partially faulted, for example, on the east flank of the C deposit.

7.3.2 Chlorite-Tremolite Serpentine Schist

This rock unit is medium to coarse-grained and light green in colour. It weathers recessively and the weathered surface is also a light green colour. The mineralogy appears to be entirely chlorite, tremolite, and serpentine, which have replaced the original minerals. The protolith for this rock would be an ultramafic volcanics containing abundant olivine and pyroxene. Southwest of Committee Bay, these rocks exhibit relict spinifex texture, but this texture is absent in the lavas to the east and is rare on the west side of the peninsula. It is likely that the high metamorphic grade has eliminated the evidence.

In the north part of the study area from 1982 (Areas A and B), this unit is found in thin bands (usually less than 5 m in thickness) bordering the western limit of the basaltic unit. In Area C, they are restricted to the east and west flanks of the deposit, and the units are thicker, often reaching up to 25 m.

7.3.3 Talc-Chlorite Schist

This unit is also representative of the ultramafic lavas in the region. The rock is a very light green colour, medium-grained, and very soft. This rock is probably a result of further alteration on the chlorite-tremolite schist, where talc replaced both serpentine and tremolite. This particular rock type is restricted to the east and west margins of the Prince Albert Group, as is the chlorite-tremolite schist.

It was observed during the 1982 mapping on the western part of the C grid between 40N and 44N, this unit has been extensively brecciated. The brecciation (up to 30 fractures per metre) has been healed by aphanitic veins of pink material, which are probably aplitic dykes. The fractures and angles of intersection are quite regular, suggesting that healed joint sets are responsible for the brecciated appearance.

7.3.4 Quartzite

The quartzite is a grey-coloured rock with a grey-brown weathered surface. It is medium-grained and generally monomineralic. Occasionally, a few flakes of mica are present, defining the original bedding. This rock type is invariably associated with quartz-mica schist, either in abrupt contact, interbedded, or transitional. When interbedded, the individual members are often approximately 3-5 cm thick. This creates a striking pattern in outcrop, where the schist weathers recessively in comparison with the quartzite and also weathers to a rusty salmon pink colour (due to the micas).

The protolith here is quartz arenite, a clastic sediment, which would be indicative of a shallower marine environment than the argillite or iron formation sediments.

This unit and the quartz-mica schist flank the main zone of iron formation at Areas A and B Together with ultramafic volcanics, they mark the eastern limit of the Prince Albert Group in Area C. At the western margin, they are again associated with ultramafics and are also occasionally mixed with basalt and iron formation.

7.3.5 Quartz-Mica Schist

These are composed almost entirely of quartz and biotite with accessory muscovite. The rock is white and dark grey on fresh surface, with the entire rock becoming darker with increasing biotite content (which can range from 5 to 35%). It often contains bands rich in almandine gamete (up to 0.5 cm). It has a salmon-rusty weathering surface similar in colour to the weathered metabasalt. However, the fresh surface shows well laminated quartz bands, 5 mm in thickness,

alternating with 1-2 mm thick biotite bands. This unit is invariably found associated with quartzite and, with decreasing micaceous content, the two are gradational.

The protolith for this rock type would be either greywacke or pelite, depending on the biotite content. These rocks would be deposited in deeper water than quartzite. Alternating quartzite and schist may indicate rapid fluctuation in the water depth caused by transgressive and regressive sequences. Like the quartzite, this unit flank Areas A and B, and it has a strongly developed foliation, which is parallel to the regional trend. Further south, this unit (plus quartzite and ultramafic volcanics) form the eastern and western margins of the Prince Albert Group, but it is also occasionally mixed with the basalt and iron formation near the western margin.

7.3.6 Metabasalt

This rock is dark green in colour and is relatively fresh at surface. It is generally massive or poorly foliated with variable grain size. Individual crystals may be up to 1 cm, but this is rare.

Commonly, crystals are 2-3 mm in size. The essential constituents of the rock are the ferromagnesian minerals (amphibole, pyroxene, and biotite), which comprise 50-70% of the total. Plagioclase feldspar (20-35%) and quartz (never more than 15%) are the other essential minerals. In addition to these, other amphiboles are also quite common, with actinolite (plus tremolite) and grunerite being dominant. Chlorite is often present, after pyroxene and hornblende. Frequently, the plagioclase shows partial alteration to clay minerals. Pyrite and pyrrhotite are the most common sulphides, and they are usually disseminated rather than in veinlets or stringers. Carbonate-rich veins are generally found near contacts. They are often irregularly shaped, showing pinch and swell structures, and they weather recessively to a light brown colour. The volcanic (greenstones) are quite resistant to weathering and form prominent knolls, ridges, and scarps. Volcanic structures are virtually absent, probably destroyed by the high degree of metamorphism. Rather poor examples of pillows were noted in the mapping from 1982 in a few widely separated locales, and there are several examples of what appear to be flow foliations, running parallel to the regional strike.

This unit is in part contemporaneous with the iron formation deposition, and bands of iron formation are commonly found in a thicker basaltic sequence. Close to the iron formation contacts, the basalt often contains euhedral magnetite crystals.

Other workers in the area, as described in the Harper 1984 report, have proposed that this unit is principally a gabbro that has intruded this region as a sill-like body plus minor basaltic components. Also in Harper 1984 are opinions describing cross-cutting relationships outside the study area in 1982 and the crystal size, inclusions of iron formation, and abruptness of contacts.

7.3.7 Argillite

The argillite is a black, detrital clastic rock found only in thin beds and lenses. Weathered surfaces have rusty stains and, despite the local metamorphic grade, the rock is still aphanitic (although small crystals of mica can be observed). Owing to its well-bedded occurrence, it fractures in rectangular blocks.

This rock is intimately associated with the iron formation. The black colour, rusty weathering, and peculiar fracture pattern are all characteristic of the iron formation as well. On weathered surface, the two rock types appear very similar, and a fresh surface must be examined to ensure correct identification.

7.3.8 Granodiorite

Lenses of grey-white, massive unfoliated granodiorite are occasionally found on the west side of the study area, adjacent to the basalts and intruding into quartzites and quartz-mica schists. The age of this unit is uncertain, but it appears to be relatively unchanged from its protolith (an igneous plutonic rock), which has been injected as a sill. The mineral composition is 25% quartz, 40% plagioclase feldspar, 20% potassium feldspar, and 15% biotite.

7.4 Structure

The structure of the Roche Bay area is based on reports by Harper (1984) and is described as follows.

The Melville Peninsula is dominated by a northeast regional trend. Several sub-parallel belts of the Prince Albert Group illustrate this trend. Archean greenstone belts, have a linear plan and are basin-shaped in a mass of quartzo-feldspathic gneisses. The granitic plutons commonly border and intrude the Archean greenstone belts creating an irregular, local accurate border in detail, although regionally it resembles a broadly linear structure.

Two phases of folding appear to have influenced the Melville Peninsula. The earliest folds (F1) trend NW-SE and plunge steeply (direction of plunge was not stated), ranging in size up to outcrop scale. The associated schistosity (S1) is well developed and is parallel to the planes of flattening of the pillows in metavolcanic rocks. The younger tight isoclinal moderate-to-steep plunging folds (F2) dominate the map pattern and are delineated by the NE-SW trend of the Prince Albert Group. The S2 schistosity is parallel to the axial planes, which are almost vertical.

The two belts of the Prince Albert Group on the east and west sides of the Melville Peninsula show vergence to the southwest. It is believed that this defines a peninsula-wide fold, the nose of

which was destroyed by granitic intrusion and mineralization. Another large scale fold may be present in the central portion of the peninsula, where the two Prince Albert belts on the east side of the peninsula converge and thicken appreciably.

In the mapped grid areas, the outcrop pattern shows the regional NE-SW trend with nearly vertical dips and foliations. Occasionally, the dip angles vary from near-vertical down to 60° - 70° (direction of dip not stated in report). Many faults and folds are present, but the vertically dipping nature of the bedding and foliation made structural interpretation difficult.

Locally, the faulting can be divided into two major groups depending on trend:

1. NE-SW faults with an average trend of 30° to 40° (no dip direction stated in report). The fault planes are parallel to the regional strike and are generally vertical. Relative motion is impossible to assess, but in proximity to these faults the local rock units are more sheared and finer-grained.
2. NW-SE trending faults averaging 1,200 m in length. Both sinistral and dextral strike-slip faults are present, and just south of Area C an offset of up to 800 m can be noted in the Prince Albert Group. The north end of the Area A terminates against one of these faults.

Small-scale faulting (up to 1 m) was observed by Harper (1984) in slump structures within the iron formation. This faulting was reported as syndepositional, occurring while the iron formation was still capable of soft sediment deformation.

It was reported by Harper (1984) that, locally, large-scale folding is absent on Area A, as all the units follow the regional strike pattern. On Areas A and B, a large-scale fold nose (50 inches) is present on the base line at line 36+00N. Here, the iron formation is folded about vertically dipping hinge lines, forming a 35° trending antiform-synform fold pair. It has been described by Harper that this is a large-scale drag fold, as a cross-cutting 50° trending strike-slip fault passes through this fold structure.

Small-scale folding (on the order of a few centimetres) is abundant within the iron formation, and with its alternating black and white bands, it is an ideal rock type to illustrate this small-scale folding. This type of folding is best developed at the north end of Area A. The folds are probably a result of soft sediment deformation (slumping). Chevron and isoclinal folding on the same scale probably represent the regional fold pattern. Occasionally, three phases of folding can be noted at the outcrop scale (Harper, 1984).

8.0 DEPOSIT TYPE

The Roche Bay Magnetite Project has been classified as an Algoma type iron ore deposit or Banded Iron Formation (BIF). The iron formation is characterized by well-laminated rock consisting predominantly of alternating magnetite and white quartz bands. On fresh surfaces, this banding has been described as visually striking, clearly showing microstructures such as small folds and minor displacement. Weathered surfaces are commonly steel black with occasional rusty zones. The rocks have been recrystallized but are still fine grained. Essential minerals are quartz (recrystallized chert) and magnetite. In addition, the iron formation contains silicates such as amphiboles, micas, and chlorite, which together may form up to 40% of the rock. Amphiboles present include grunerite, actinolite, and hornblende. Chlorite is occasionally associated with magnetite, and biotite and muscovite may also be present. Sulphide mineralization is dominated by pyrite and pyrrhotite with traces of chalcopyrite and arsenopyrite. The thickness of each band in the iron formation ranges between 1 m to 1 mm but is generally from 0.5 to 2 cm. Also, there is often a thickness variation between adjacent bands.

The Roche Bay iron formation deposits have been compared to the Algoma type iron formation deposits by Harper (1984) which is reproduced in Table 8-1.

Table 8-1: Comparison Table - Algoma-Type and Roche Bay Magnetite Deposits

Algoma-Type Iron Formation	Roche Bay Magnetite Deposit
Present in Archean volcanic and sedimentary rocks of the Canadian Shield	Present in Archean volcanic and sedimentary rocks of the Canadian Shield
Characteristically thin-banded or laminated with interlayered bands of ferriginous grey or jasper chert and hematite and magnetite	Jasper chert and hematite rare in east Melville deposits, more common in west Melville Deposits
Chemically precipitated sediment	Chemically precipitated sediment
Individual members range for more than 100m to less than 1m thickness	Individual members range for more than 100m to less than 1m thickness
Individual members rarely extend more than a few kin along strike, but may be linked together or distributed en echelon	Individual members rarely extend more than a few kin along strike, but may be linked together or distributed en echelon
Massive siderite and carbonate beds, iron silicate mineral facies (glauconite, chamosite) and iron— sulphide mineral facies (pyrite, pyrrhotite) present but less abundant than oxide facies	Calcite is often present (predominantly in microfractures) in wall rock, but less common in the banded iron formation. No massive carbonate beds observed. No siderite observed. No glauconite or chamosite observed. Pyrite and pyrrhotite are present occasionally up to a few percent*
Intimately associated with various volcanic rocks including pillowed andesite, tuffs, pyroclastics, or rhyolite flows, and with greywacke, grey-green slate, or black carbonaceous slate	Metabasalt and possibly minor tuffs, and pyroclastics are present; rhyolite absent in this region. The dominant sedimentary rocks are quartzite and quartz-biotite schist (plus greenstones associated with the mafic volcanics). Some black slate or argillite is present (inter-bedded with quartzite and iron formation).
Tuff and fine-grained elastic beds or ferriginous cherts are inter-bedded with the iron formation	Argillite is interbedded with the iron formation. Inter bedded quartzite occurs at the margins
Zonal relationships: sulphide-carbonate-oxide facies	Only oxide facies observed
In general, the iron formation overlaps the bulk of the acidic volcanic and in turn is covered by andesitic volcanics and associated greywackes	Iron formation interbedded with greenstone metasediments and associated with metabasalt. Acid volcanics absent in the immediate area, but present elsewhere in the greenstone belt

9.0 MINERALIZATION

The Roche Bay Magnetite Deposits is a BIF that occurs in linear deposits in a belt of steeply dipping folded and faulted volcanics and sediments of Archean age. Several iron formations have been defined on the Roche Bay Magnetite Project with the majority of the exploration concentrated on Areas A (Adler), B and C with minor exploration concentrated on Areas D and E. The approximate dimensions of each zone were defined by Ursel (1970) and were provided in Table 6-1 previously.

Based on surface mapping and limited drilling of these zones, the dip of the iron zone has been defined as vertical and sub-vertical (Bosman, 2006a). Therefore, based on this assumption, it is expected that the deposits may extend to considerable depth but this has not been confirmed by drilling. The iron zone widths vary from less than 30 m to more than 158 m, with overall magnetite content between 25 and 35% (Ursel, 1970 and Harper, 1984). These units pinch and swell, and multiple layers are present. The layers are alternating iron-rich (magnetite) and iron depleted (silica) bands of up to 20 m thick (averaging 2-5 m).

Sulphide mineralization (percentages unknown) has been reported in some areas of the BIF (core and outcrops) and is dominated by pyrite and pyrrhotite with traces of chalcopyrite and arsenopyrite (van Huyssteen and Lakshmanan, 1984). Additionally, the presence of trace amounts of silver and gold have also been identified. Testing of samples by the Ontario Research Foundation (van Huyssteen and Lakshmanan, 1984) identified detectable gold values occurring in layers which were poor in magnetite and rich in sulphides and iron-bearing silicates. The gold and silver values in the non-magnetics were found to be amenable to concentration by flotation. However, much variability in the ore was noted and, generally, the concentrate assays were low (<0.1 oz/ton Au) according to Melnbardis and Lakshmanan, 1983.

10.0 EXPLORATION

The exploration activities that have been completed on the Roche Bay Magnetite Project are divided into historical (1968 to 1983) and recent (2006). In general, initial exploration consisted of surface and air geophysical surveys, surface mapping and sampling, trenching and drilling in 1982. Drill core and surface samples from the historical exploration programs were metallurgically tested to determine iron content, and liberation and concentration methods. The recent exploration programs completed in 2006 consisted of an air geophysical survey, confirmation mapping (Bosman, 2006a), shallow drilling and metallurgical testing of 2006 core and historic core (Mcken, 2007).

10.1 Historical Exploration

Details on the historical exploration and geophysics programs completed from 1968 to 1982 are summarized by Harper (1984) as follows.

10.1.1 1968-1970 Programs

The initial exploration target in the region focussed on the iron formation deposits discovered by the Geological Survey of Canada during a reconnaissance program.

Exploration activities began in 1968 with the acquisition of permits covering the Roche Bay Magnetite deposit in what was then the Northwest Territory, now Nunavut Territory by Borealis. Borealis was Roche Bay plc's direct predecessor corporation and was incorporated as a Canadian Dominion Chartered Company on August 26, 1968 (Ashley et. al., 1985).

On March 22, 1968, five prospecting permits were issued in the Districts of Franklin and Mackenzie. Borealis then commenced its first field program. Ursel was commissioned to conduct an exploration program on the Roche Bay Magnetite Deposit on behalf of Borealis. This exploration program by Ursel consisted of reconnaissance surface geological mapping, limited ground and airborne magnetometer and sample collection. Ursel discovered the East Melville Peninsula Iron Formation (Roche Bay) totalled which had a strike length of approximately 30 miles. This was later narrowed down to four zones (Areas A B, C, and D) each approximately 400 ft wide and 4,000 ft in length. Ursel also discovered the West Melville Peninsula magnetite and hematite iron formation which they estimated had a strike length of 15,000 ft and a width of 250 to 1,200 ft. From this initial field program, Ursel justified an expansion of the field program.

In 1969, a second field program was conducted by Ursel. This field program consisted of collection of five-ton bulk sample of iron formation, mapping and magnetometer surveys. This program expanded the known deposit and additional claims were staked on behalf of Borealis.

Additional Area E iron formation was also identified during the 1969 field season. The 1969 program confirmed the work done in 1968 and provided better documentation of the West Melville iron formation with extensive mapping and sampling. Roche Bay was identified as a natural harbour with 60 foot depth.

The exploration program continued in 1970 and was the final year for the prospecting permit areas. To retain this area, Ursel staked a total of 122 claims. In addition to geological mapping, a geophysical survey was conducted over the areas of interest.

Tonnage estimates by Ursel (1968, 1969 and 1970) for the five iron formation areas were based only on surface mapping and are summarized in the historical section of this report.

10.1.2 1982 Program

Scott Ortech Mining Ltd. was awarded a contract to prepare a preliminary feasibility study on the Borealis Roche Bay Magnetite Project. The study was limited to the Areas A (Adler) and B because they were closest to the tidewater and would require less infrastructure than the more distant deposits. The data used to generate this report was not based on diamond drilling or detailed mapping of the deposit areas. Therefore, the primary objective of the 1982 field season was to substantiate the assumptions made in the Scott Ortech study by obtaining additional data on Areas A (Adler) and B. The 1982 program had the following objectives:

a) to define the local geology of Areas A and B by means of surface mapping, diamond drilling, and geophysics;
b) to obtain bulk samples of the ore for milling and metallurgical testing;
c) to examine the potential for other mineralization in the immediate vicinity of the iron formations; and
d) to evaluate in a preliminary sense the potential of the C deposit.

By the end of the 1982 field season, it was clear that Area C had the highest grade of the three deposits, and was wider and larger than earlier estimated.

A drill program consisting of 3,214 m (10,542 ft) of BQ core was drilled by Midwest Drilling of Winnipeg, Manitoba. The historical drill hole locations are referenced on a local grid used in 1982. A summary of drill data and major iron formation intersections is given in Section 11.1 and the historic plans are illustrated on Figure 10-1. The original drill hole collars, based on the local grid, were converted to a standard UTM (NAD 27) system. Two holes from the 1982 drilling program were found in the 2006 field program and surveyed using a hand held GPS with the details in Section 10.3. These two holes were used as the reference points to shift the drill

holes to the NAD 27 system. The confidence of the drill hole locations is low and additional fieldwork is required to increase the confidence.

Figure 10-1: 1982 Approximate Drill Hole Locations



Roche Bay Magnetite Project
Historical Drilling on 2006 on Total Magnetic Field Survey
Areas A & B
1982 Drill Holes
Area C
2006 Drill Holes
N
425000
427500
430000
432500
REFERENCE

10.2 Historical Geophysics

10.2.1 Introduction

Geophysical surveys were discussed in earlier reports by Ursel (1968, 1969 and 1970) but with no specific details to provide in this report. More detailed historical geophysical surveys were provided in Harper (1984) and are provided in the following sections.

During the 1982 field season, a detailed ground magnetometer survey was conducted over Areas A and B by members of Borealis' summer crew. The magnetometer survey, employing two fluxgate magnetometers and one base station magnetometer for control, was carried out over the newly established grid covering both Areas A and B. A small northern portion of Area C was also surveyed at a later date.

The magnetometer survey coincided with surface geological mapping and was most helpful in delineating the magnetite iron formation/wall rock contacts. It was most effective in the talus/overburden covered area, i.e. where there was an absence of bedrock exposure. Information gained from the survey was also helpful in depicting relative magnetic intensities, thereby enabling a delineation of certain horizons within the iron formation. Data obtained from the magnetometer survey coupled with surface geologic mapping were used to choose the drill hole locations and their collar orientations for the 1982 drilling program.

10.2.2 Instrumentation

The field magnetometer survey was conducted with two Scintrex MF2-100 portable fluxgate magnetometers. The base station magnetometer was a MF2-100 GS fluxgate magnetometer utilizing an external sensor and a Soltec chart recorder. All instruments were rented from Scintrex Geophysical and Geochemical Instrumentation and Services, Concord, Ontario.

The choice of the fluxgate over the sensitive and precise proton magnetometer resulted from the extremes in magnetic gradient encountered over the survey area.

10.2.3 Field Procedures

Consulting geophysicist Ian Park (Park Exploration Geophysics, Toronto) visited the Borealis property from July 28 to 31, 1982, at which time he checked local conditions and all field procedures for the survey. During his visit, Mr. Park also gave instructions on preliminary interpretation of magnetic data, advised on the use of the susceptibility meter on drill core, and recommended collecting oriented samples for remnant magnetism studies.

As mentioned previously, the survey was conducted over the Areas A and B and the northern portion of Area C. A baseline common to all three deposits was surveyed in by McElhanney Surveying & Engineering Ltd., Calgary. Using the surveyors' turned pickets, the cross lines (perpendicular to the strike of the iron formation) were chained at 50 m spacings. The magnetic survey was run on all chained lines at a maximum station spacing of 12.5 m. The Roche Bay magnetite deposits are at and near surface, so as a result the magnetic profiles are narrow with steep slopes. In the vicinity of the peaks and troughs (important for dip and susceptibility determinations, respectively), the station spacing decreased to 1 to 6 m, in order that the peaks and troughs not be missed.

The raw magnetometer data were corrected for diurnal drift and micropulsation variations obtained from the base station recorder charts. Instrument drift was corrected daily relative to the base station magnetometer.

The Roche Bay magnetite deposits exhibit remnant magnetization effects due to the slow settling of magnetite particles in the presence of the earth's magnetic field at the time of deposition. Since the region was regionally metamorphosed, chemical remnant magnetization due to an increase in grain size or change in mineral assemblages may also be present. There are several small, discontinuous areas displaying strongly reversed magnetization, with intensities ranging from minus 30,000 gammas to minus 100,000 gammas.

10.2.4 Results of Magnetometer Survey

As the geologic mapping progressed, it became apparent that a structural feature, thought to be a fold, was present near line 37+00N and 0+50W. Magnetic profile data indicated the presence of a wide section of iron formation between 34+00N, 35+00N and 35+50N. Further to the north, the Adler deposit is rarely more than 150 m thick, compared to 225 m (1+32W to 90E) on line 35+00N. This thickening of the iron formation appears indicative of flowage into the nose of the fold during folding. The wide zone of iron formation separates at line 36+50N, and the limbs are clearly defined on lines 37+00N and 37+50N as well. On these three profiles, the western limb of (Area A dips) approximately 5° east and the eastern limb (Area B) dips 5° to the west showing the presence of a synclinal structure. In that case, the similar thicknesses of iron formation are assumed to lie below the surface in the nose of this northward plunging syncline.

Interpretation of the magnetic data suggests that a complementary fold may lie either near line 37+00, 1+75E or is offset north of the large fault at line 51+00N. It was recommended that more lines should be chained at 36+75N, 37+75N and magnetics conducted over them in order to verify whether the structure lies near line 37+00N or not.

Diamond drill hole 82-4 intercepted the iron formation to an in-hole depth of 257 m. This translates to a vertical distance of 182 m (597 ft) or 48 m (157 ft) beyond (i.e. east of) the inflection point taken from the magnetic profile. This observation supports the hypothesis of the anticline at line 37+00N (Harper, 1984).

The magnetic compilation map also reveals that the Area B is more interbanded than the Area A. This may be either an indication of more strain in the eastern limb (Area B), or a reflection of basalt localized along strong shear zones at the contact of the iron formation (Harper, 1984).

10.2.5 Discussion and Recommendations from Harper (1984)

The following discussion and recommendations are directly from Harper, 1984. The magnetometer survey conducted during the 1982 field season was very helpful in delineating the aerial extent of the magnetite iron formation and was especially useful in outlining the iron formation/wall rock contact.

The major drawback of the magnetometer survey is that the magnetometer was hand-held at approximately 1 m front the magnetite outcrop, resulting in spiked profiles. The spiked profiles are due solely to the steepness of the magnetic gradient being measured so close to the iron formation surface. The resulting profiles are hard to interpret with respect to structure (dip) and 'body' parameters such as width, depth and possibly grade calculations. Another inherent error in ground magnetometer surveys over a magnetic iron formation is the misleading values of magnetic susceptibility where the iron formation is dipping, in that an iron formation horizon, assuming a constant grade, will appear much lower in grade where it is subcropping compared to its grade or magnetic susceptibility on the surface.

Another example of misleading values would occur if the magnetometer survey was done over overburden or covered wall rock, where the overburden or talus contains boulders of magnetite iron formation. The magnetometer would respond to the magnetite, thus indicating the presence of a subcropping magnetic body at depth.

It was recommended by Harper that a low-elevation, airborne magnetic survey (30-50 m above ground) be flown over all the known deposits where local susceptibility effects are filtered out because of the increased separation between the magnetometer and the magnetite iron formation, allowing a clearer interpretation with respect to structure and spatial distribution of the ore containing unit.

10.3 2006 Exploration Program

The 2006 Exploration Program was described using reports from Roche Bay's consulting geologist Hendrik Bosman (Bosman, 2006b), airborne geophysical survey (Goldak, 2006) and observations from the site visit conducted by Paul Palmer of Golder on October 15, 2006. The 2006 exploration programs consisted of an airborne high resolution magnetic gradiometer geophysical survey, confirmation mapping of the bedrock outcrop with the geophysical survey, subsurface drilling and sampling collection from current drilling and historic drilling for metallurgical testing.

10.3.1 2006 Geophysics

An airborne high resolution magnetic gradiometer geophysical survey was completed for Roche Bay on Areas A, B and C between June 22 and 23' 2006, by Goldak Airborne Surveys (Goldak) which are based in Saskatoon, Saskatchewan, Canada.

The Survey was completed by using a Piper PA-31 Navajo airplane. The instrumentation on board the plane was a Geometrics G-822A optically pumped caesium vapour types with a sensitivity of 0.005nT. A GEM Systems GSM19W proton precession magnetometer with a GPS time base was used as the base magnetometer station during the survey. Base stations are used so diurnal conditions can be monitored in real time, then used in correction formulas when compiling the survey data.

A total of 624 line km with 546 km of traverse lines were flown at 125/305° East of UTM North and 78 km of perpendicular control lines. The plane flew at an altitude of 80m with a tolerance of 16m (+/- 20%) over a distance of 1 km. The line spacings were as follows:

Traverse Lines:

- Bearing 125°/305°E of UTM North
- Nominal spacing: 200 m
- Tolerance: 50 metres (+/-25%) over the distance of 1 kilometre

Control Lines:

- Bearing: 035°/215°E of UTM North
- Nominal spacing: 1600 m

Upon completion of the survey, Goldak compiled the data and deemed it of suitable quality for the purposes of geological interpretation (Goldak, 2006). Illustrated on Figure 10-2 is the total magnetic image over the survey area and Figure 10-3 is the vertical magnetic image over the survey area.

Figure 10-2: 2006 Magnetic Gradiometer Geophysical Survey (Total Magnetic Image)


Roche Bay Magnetite Project
2006 Geophysics Survey
Total Magnetic Field
Colour Image
N
REFERENCE
Metres

Figure 10-3: 2006 Magnetic Gradiometer Geophysical Survey (Vertical Magnetic Image)


Roche Bay Magnetite Project
2006 Geophysics Survey
Measured Vertical Gradient
Colour Image
N
REFERENCE
422500
425000
427500
430000
432500
435000

10.3.2 Field Mapping

A field mapping program was conducted by Hendrik Bosman, a geological consultant for Roche Bay, between July and August 2006. The purpose of the field mapping program was to check the surface habit of the deposit and verify the 2006 aeromagnetic survey with surface outcroppings (Bosman, 2006a).

The program consisted of reviewing bedrock outcrop with historical report, photographing outcrops and collecting general geology information. It was identified through the mapping program that the geophysical signature from the aeromagnetic survey correlates very well with

the actual outcrop extents as mapped. It was also identified that in some locations the geophysics failed to identify significant outcrop areas (Bosman, 2006a). The mapping program also confirmed the bedrock extents of deposits A, B and C, as outlined by previous exploration programs from 1968 and 1982.

10.3.3 2006 Drilling

The 2006 drilling program was planned by Bosman (2006b) using the outline of the geophysics and reconnaissance mapping. Although most of the area indicated by the geophysical anomaly is covered with overburden, most of the underlying material is thought to be magnetic BIF. From this information, a total of 26 positions were identified to start the drilling program. All holes were placed with the goal of intersecting iron material.

A total of 26 drilling positions were planned for an estimated 5,200 m of core as illustrated on Figure 10-4 as red and yellow circles. Of the 26 drill holes, only 3 holes were completed between September and October. The three bore holes (CW001, CW003 and CW005) were located in Area C and are illustrated on Figure 10-5 . The objective of the 2006 drilling program was to collect shallow cored samples from Area C for metallurgical testing.

Figure 10-4: 2006 Proposed Drilling Program



Figure 10-5: 2006 Approximate Drill Hole Locations


Roche Bay Magnetite Project
Historical Drilling on 2006 on Total Magnetic Field Survey
1982 Drill Holes
Area C
2006 Drill Holes
N
425000
427500
430000
432500
REFERENCE
Datum: NAD 27 Projection: UTM Zone 17N

Drilling was completed using a portable AWX Drill System or "Winkie" as illustrated on Figure 10-6.

Figure 10-6: AWX Drill System



Three holes were drilled using the AWX Drill System for a total length of 53.94 m. The collar location, length, dip and azimuth data for each drill hole is shown in Table 10-1.

Table 10-1: 2006 Drill Collar Data

[redacted]

CW001	68°25'59.3"	82°47'10.2"	8.94	45°	345°
CW003	68°26'15.6"	82°46'43.4"	23	45°	320°
CW005	68°25'49.7"	82°47'21.6"	22	45°	320°

Collar co-ordinate data was collected using a hand-held GPS (using WTM- WGS84 system) and the azimuth and dip were determined using a compass which was collected by Roche Bay staff. No detailed logs were completed since the intent of the drilling was to provide samples for metallurgical testing. Golder has not verified the collar co-ordinate data. The collar data was later converted to UTM 27 in order to compare the historical 1982 drilling to the 2006 drilling.

Drilling activities were observed during Golder's site visit. Core recovery was observed to be good with very little broken or lost core intervals. Figure 10-3 and Figure 10-4 show photographs of core recovered from drill holes CW001, CW002 and CW003. Drilling conditions were difficult because of the loose overburden encountered and the type of drilling equipment used. Two holes were re-drilled due to these conditions. Drill holes labelled CW002 and CW004 were not completed because of drilling difficulties and were replaced by CW003 and CW005, respectively. A larger diamond drill rig is required to adequately drill test and sample the BIF.

11.0 DRILLING

11.1 Historical Drilling Programs

From July 23 to September 8, 1982, 3,214 m (10,542 ft) of BQ core was drilled by Midwest Drilling of Winnipeg, Manitoba. The aim of the diamond drilling program was to determine the grade of iron down hole as well as its consistency along strike. The drill holes were collared systematically along mineralized zones of the Areas A and B. One hole, C82-1, was collared within a mineralized section of Area C. The selection of drill targets was based upon the results of surface geologic mapping in conjunction with magnetometer data.

The historical drill hole locations were referenced on a local grid used in 1982. The detail of the conversion from the local grid to present day AMG coordinates has been lost and therefore it is difficult to accurately locate these holes. Illustrated on Figure 10-1 was an attempt to locate the historical drill holes to the current grid system. The confidence of the actual collar locations is low. Additional fieldwork to locate these holes or re-establish drill grid is required. The collar co-ordinates, length, azimuth, area drilled, % iron and % recovery are summarized in Table 11-1 with the historic drill logs provided in Appendix B.

The core from the 1982 drilling program was sent to the Ontario Research Foundation (Melnbardis and Lakshmanan, 1983) for acid soluble iron content testing, Davis Tube testing and gold/silver testing. A total of 1,439 samples (representing 2,218 m of core) was provided from Borealis for this test work. The typical sample interval length tested was either 1.5 or 3.0 m of split core. All samples were tested for acid soluble iron content. The results of this testing is listed in Appendix C. The acid soluble content of the samples ranged between 10% to 40% iron.

In order to reduce the number of Davis Tube tests, Borealis staff selected 966 samples (representing 1,454 m of core) and combined them to make 84 composited samples for drill holes 82-1 to 82.4, 82-9 to 82-15 and 82-C1. The composited sample lengths were between 8 to 60 m long with and average length of 21 m. An additional 10 composited samples were tested from drill holes 82-5 to 82-8. The Davis Tube composted samples were ground to -74 μm before testing. The average acid soluble iron percentage from the DT composited samples ranged between 14.3% and 37.1% iron. The magnetic iron concentrates produced from the composited samples ranged between 65.3% and 70.7% iron. The mean DT iron concentrate and the mean recoveries from each drill hole are summarized in Table 11-1 with the results for each composite in Appendix C.

Dividing up the Davis Tube (DT) test results by deposit Area indicates that :

- Area A - DT mean Fe % ranges between 67.9% and 69% iron and mean recoveries between 68.6% and 94.4%;

- Area B - DT mean Fe % ranges between 67.6% and 71.1% iron and mean recoveries between 79.5% and 94.2%; and
- Area C - DT mean Fe % is 67.3% and mean recovery is 89.7%.

During the site visit conducted by Golder, a general inspection of the core storage facilities was completed. The 1982 core is stored both on the ground and on rebar/wooden racks and was not catalogued by Roche Bay at the time of the site visit. The remaining core is split and is labelled with metal tags. The core is also not stored in order with core trays from the same bore hole stored in several locations. Illustrated on Figure 11-1 is a photograph of the storage core racks.

11.2 2006 Drilling Program

Three AWX bore holes were completed between September and October, 2006 for a total length of 53.94 m. The approximate location of the three boreholes (CW001, CW003 and CW005). are illustrated on Figure 10-1. The objective of the 2006 drilling program was to collect shallow cored samples from Area C for metallurgical testing.

No detailed lithological logs were completed on the 2006 drill holes because their main purpose was for metallurgical testing. A visual inspection of the recovered core was completed by Bosman (2006a) and identified three distinct combinations of iron and siliceous banding. The ratios of siliceous bands to iron bands were 65%:35%, 50%:50% and 25%:75%. Photographs of the core were collected during the October 15, 2006 site visit by Golder and are illustrated on Figure 11-2 and Figure 11-3.

The samples collected from the 2006 drilling program were combined with C82-1 to create a single batch sample. The core (53.94 m) from the 2006 drilling program was combined with 163 m of split core from C82-1 (0 to 163 m) to create the "Batch 1" sample. The Batch 1 sample was submitted with four other batch samples (Batches 2 to 5) to SGS facility in December 2006 for sample preparation, x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability and Fe beneficiation (Coarse Cobbing and DT) testing. The results of the testing for the 2006 drill core is summarized below and the SGS report is provided in Appendix D.

The Fe % from x-ray whole rock analysis from Batch 1 was 32.9% Fe. The results from the recoverable magnetic Fe testing (Satmagan testing) showed that only 88.5% of the Fe or 29.1% Fe was recoverable. The other four batch samples showed similar results (11.5 to 31% Fe and 50.7 to 94.3 % recoveries) which indicates that whole rock x-ray analysis method has limitations for providing % Fe as an assaying technique for the Roche Bay Magnetite deposits (McKen, 2007).

The grindability testing (SPI – Sag Power Index) completed by SGS in order to determine Crusher Index, SPI time and hardness percentile were compared to the SGS SPI database.

Results indicated that there was a fairly low variability in the sampling due to the use of composited samples (McKen, 2007). SGS recommended that a better representation of the hardness profile would be obtained by testing samples which represented smaller blocks.

Coarse cobbing testing was completed on all batch samples in order to investigate dry magnetic concentration and gangue rejection. The results from Batch 1 was 41.1% Fe and 32.6 to 37.8% Fe for Batches 2 to 5. It was also noted that the sulphur content increased with cobbing which was attributed to the presence of ferro-magnetic pyrrhotite in the samples tested. The coarse cobbing results and recommendations by SGS indicated that it was an effective method and should be considered in the design to reject coarse gangue and minimise grinding costs (McKen, 2007).

The DT testing completed on the batches was done at two grinds (-74 μm and -38 μm) in order to evaluate the effect of grind on Fe concentrate quality. The results of the testing for Batch 1 indicated that the DT Fe % is 66.0% and recovery is 88.3% for -74 μm and DT Fe % is 69% and recovery is 87.9% for -38 μm. The S % for both grinds is 0.64% S and 0.63% S, respectively. The DT Fe % for Batches 2 to 5 are between 62% Fe and 69.2% Fe and the recoveries are between 51.4% and 92%.

In general, the lower grade samples (Batches 2 and 4) showed the lowest Fe % recovery but are still comparable with DT Fe % that are ranging between 62.0 and 66.4% Fe (depending on the grind). It was also noted that the S % was higher in the lower grade samples (1.9% S to 3.59% S) when compared to the higher grade samples (0.36% S to 0.64% S). The SiO_2% is between 7.11% and 10.1% for the -74 μm grind and the SiO_2% is between 3.06% and 6.49% for the -38 μm for all five batches.

Additional testing of the batch samples is ongoing at SGS including flotation testing to reduce sulphides and silica gangue and complete flowsheet testing based on final operating parameters.

Figure 11-1: 1982 Core Storage Racks – Roche Bay Magnetite Project



Table 11-1
Banded Iron Formation Interval Lengths and Davis Tube Testing Results for each Borehole

DDH - #	Location (local grid)	Location (UTM NAD 27)	AZI(°)	DIP(°)	TOTAL DEPTH (m)	Banded Iron Formation		Davis Tube Testing				ZONE TESTED
						FROM	TO	INTERVAL LENGTH SAMPLED (m)	Mean Davis Tube Conc. WT.%	Mean % Soluable Iron in D.T. Conc.	Mean Recovery	
82-1	44+36N 0+50W	N 7596369.412 E 429675.5705	125	45	118	3	102.7	99.7	32.8	69.1	84.4	A
82-2	44+36N 0+50W	N 7596369.412 E 429675.5705	305	45	123	5	94.5	89.5	21.0	68.9	68.6	A
82-3	35+00N 1+40W	N 7595909.12 E 429233.4209	125	45	148	3.6	118.2	114.6	25.0	69.0	70.0	A
82-4	38+00N 2+30E	N 7595693.488 E 429530.9518	305	45	257	33.5	78.5	45	36.6	69.6	88.7	B
82-5	29+00N 0+90E	N 7595054.367 E 428894.9407	125	45	134	14.1	65.5	14.1-41.4 41.4-84.0	- -	68.6 68.3	- -	B[1]
82-6	28+00N 1+07E	N 7594964.174 E 428850.3629	125	45	149	52	111.7	52.0-79.0 79.0-112.0	- -	69.81 69.2	- -	B[1]
82-7	32+00N 2+30E	N 7595212.462 E 429182.1046	125	45	178	7.3	75.5	7.0-49.3 49.3-100.3 100.3-170.0	- - -	67.7 68.7 71.1	- - -	B[1]
82-8	32+00N 2+30E	N 7595212.462 E 429182.1046	305	45	170	4.1	163.6	4.1-50.2 50.2-101.0 101.0-163.8	- - -	69.4 67.6 67.9	- - -	B[1]
82-9	35+00N 0+05E	N 7595578.895 E 429181.3469	305	45	245	8.3	83.3	75	42.4	68.9	94.4	A
82-10	40+00N 0+15W	N 7596008.124 E 429436.0944	305	45	168.9	5.2	137.2	132	32.4	67.9	85.5	A
82-11	43+00N 2+44E	N 7596086.913 E 429833.6662	125	65	311	115	302.7	187.7	40.7	69.4	94.2	B
82-12	48+00W 0+50E	N 7596599.442 E 429968.2945	305	45	250	9.5	23.3	13.8	31.1	68.3	84.1	A
82-13	48+00N 2+60E	N 7596480.181 E 430134.6355	125	65	290	6	230	224	27.7	69.2	83.7	B
82-14	40+00N 2+85E	N 7595823.074 E 429691.1209	125	47	160	10.2	149	138.8	26.1	69.6	79.5	B
82-15	40+00N 2+20E	N 7595859.359 E 429638.7679	305	70	185	78.4	185	106.6	39.6	70.3	93.0	B
C82-1	61+00N 2+30E	N 7591890.827 E 426779.628	305	45	327	19.2	184.2	165	39.3	67.3	89.7	C

Note: This table is a combination of two separate tables from Lakshmanan, 1983 and Harper, 1984. The cored sample length from Harper does not correspond to the sample length sent to Ontario Rersearch Foundation. The interval shown is the sample length given by Ontario Research Foundation.

Note: D.T. = Davis Tube

Note: Mean Davis Tube Conc. WT.% is a weighted average of the results

Note: B[1] Mean Davis Tube Conc. Wt% and Mean Recoveries were not provided in the Lakshmanan report for these samples

Figure 11-2: Drill Hole CW001



Figure 11-3: Drill Holes CW002 and CW003



12.0 SAMPLE METHOD AND APPROACH

12.1 Historical Samples

The sampling method that has been employed on the Roche Bay Magnetite Project has been a combination of grab and bulk surface samples and composited drill core samples for metallurgical testing.

Details of the sample location, length and volume size for grab and bulk samples were not provided in the majority of the historic reports. The testing details for the 1982 core samples was provided by the Ontario Research Foundation (Melnbardis and Lakshmanan, 1983) and included the following methods and approach:

- Received 1,439 split BQ size core samples with the remaining half core retained on the Roche Bay Magnetite Project site;
- Of the 1,439 samples, the first 699 samples were treated separately and the remaining 740 samples were combined to create 370 combined samples. Therefore, a total of 1,069 samples were jaw crushed and then roller crushed to -7 mm (-3 mesh). The samples were then put through a riffle to obtain a representative fraction and pulverized and screened to -74 µm. A representative sample was submitted for the acid soluble iron assay;
- The remaining portions of the -74 µm samples were combined to create a total of 94 composited Davis Tube samples. The composited sample lengths were between 8 to 60 m long with and average length of 21 m. Iron assay % grades were determined for the head (feed), magnetic material and the tails including the concentrated weight percent of the feed;
- The DT non magnetic tails were also testing for gold and silver; and
- Multi-element whole rock analysis was completed on every tenth DT tail sample in order to determine deleterious elements.

12.2 2006 Samples

The 2006 sampling approach used for the 3 AWX drill holes included combining all 3 drill holes into a single composited batch sample using the entire core lengths. The 3 drill holes combined were equalled a total length of 53.94 m. The AWX composited sample was then combined with 163 m of core from 82-C1 (0 to 163 m) to complete the Batch 1 sample. Batch 1 was considered the "low grade" BIF sample from Areas C and Batch 2 (82-C1 – 163 m to 315 m) was considered the "high grade" BIF sample from Area C. Roche Bay staff created the batch samples on site and shipped the samples to SGS Mineral Services (SGS) metallurgical testing facility in Lakefield, Ontario.

All testing on the 2006 core was completed by SGS and included a total of five batch samples, Batches 1 and 2 from Area C and Batches 3 to 5 from Area A. Sample preparation was

completed by SGS and consisted of crushing, grinding and pulverizing samples to -200 and -38 μm followed by whole rock analysis. A description of the testing procedures and testing results are discussed in Section 16.2.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Historical Samples

Sample preparation and analyses for historical grab, bulk and core samples was completed at the various testing labs through 1968 to 1984. Most historical reports detail the standard sample preparations and analysis completed. There was no indication in the reports of the status of the samples tested. It can only be assumed that any remaining samples tested between 1968 and 1984 have been discarded. However, split drill core samples remain on site which could be used for confirmation testing of historical samples tested.

13.2 2006 Samples

The sample preparation and analyses of the 2006 drill core samples was reviewed by Golder during the January 8, 2006 site visit to the SGS testing facility. Five batch samples were provided to SGS for testing. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing. The preparation flowsheet for the five batch samples are illustrated on Figure 13-1. Testing procedures for the Satmagan and DT testing were provided by SGS (SGS, 2007) and are summarized as follows.

<u>Satmagan Test</u>

The Satmagan testing uses a sample preparation procedure with samples pulverized to -388 µm (-48 mesh to - 140µm (-100 mesh). Excessive pulverizing of a sample should be avoided. Samples are tested dry in order to obtain a proper weight percentage. Samples are only used once for testing.

<u>DT Test</u>

The DT is used primarily as an analytical instrument for the determination of the magnetic content of a pulp sample.

Sample Preparation

- Stage crush each sample to -864 µm (-20 mesh) in size;
- Split out 100 grams and transfer to a clean, dry porcelain pebble mill (Abbé-mill) containing 10 pounds of flint pebbles;
- Grind dry for the desired time; usually a series of grinds for 4, 8, 16, 32 and 64 minutes each are carried out;

- Empty the mill on a 5 mm (-4 mesh) screen to separate the pebbles from the ground sample. Brush the pebbles to ensure all the sample is collected; and
- Transfer the sample to a mixing cloth, mix well and remove 10.0 grams of material by scoop sampling.

DT Operation

- Turn on current to the magnets. A reading of 2 amperes should appear on the ammeter;
- Clamp the discharge hose at the lower end of the tube;
- Fill the tube with water to about 1 inch above the level of the water inlet orifice;
- Carefully introduce the 10.0 gram sample into the top end of the tube;
- Insert the rubber stopper in the top of the tube;
- Turn on the power to commence agitation of the tube. Agitate slowly at first;
- Open the water supply and remove the discharge hose clamp. A standard water flowrate is 1,000 mL/min;
- Increase the tube agitation to 100 strokes per minute. Operate for 4 minutes;
- At completion of the test, place a clean porcelain pan under the tube discharge hose and then switch off the current to the magnets;
- Operate the tube for about 30 seconds with no magnet current to ensure complete collection of the magnetic fraction from the tube;
- Stop the tube, clamp the discharge hose, allow the tube to fill with water to the original starting level, turn off the water supply, and stopper the tube;
- Allow the concentrate to settle, then carefully decant the excess water;
- Dry and weigh the concentrate and prepare for assay; and
- DT non-magnetics may be collected if requested by placing a suitable container under the discharge end of the tube.

Figure 13-1: 2007 Batch Sample Preparation Flowsheet (McKen, 2007


5 Samples (Batch 1 to 5)
Select Uncrushed Sample for SPI
30 kg
SPI
Store Reminder
Crush Core at ~1-1/4"
100 kg
Test Charges 3 x 10 kg
30 kg
Stage-crush to 1/2"
Store Reminder
Stage-crush to 6 mesh
20 kg
BWI
Stage-crush to 10 mesh
Head Assays Fe_3O_4, WRA, S
30 kg
Test Charges 10 x 2 kg 1 x 10 kg

14.0 DATA VERIFICATION

14.1 Historical Data Verification

The historical data verification has generally been a review and summary of the historical reports that were generated from 1968-1970 and 1982 to 1984 which included the field program reports, geological reports, drill logs and metallurgical testing reports. Golder did not collect any independent samples or survey historical collars as part of their review.

Golder conducted a site visit on October 15, 2006 and reviewed the split core remaining on site from the 1982 drilling program. Additionally, GPS collar surveys of two historical drill collars (82-4 and 82-12) were collected by Roche Bay staff during the 2006 field program. It has not be conclusively determined if these are the correct collars since no collar identification markers were placed on the 1982 drill collars.

Historical mineral resource estimates have also not been verified by Golder since the original calculations were not available. These historical mineral resources can not be considered current mineral resources.

14.2 2006 Data Verification

The 2006 data verification review that has been conducted by Golder is based on the October 15, 2006 site visit to the property and the January 8, 2006 site visit to the SGS metallurgical testing facility and the review of reports completed from the 2006 field programs. The reports review include the airborne geophysical survey (Goldak, 2006), the mapping and drilling program (Bosman, 2006a) and the metallurgical testing (Mcken, 2007).

As part of these site visits, Golder observed the 2006 drilling conditions including set-up, core recovery, core storage and metallurgical testing of core samples from the 2006 and 1982 drilling programs.

The field programs conducted in 2006 including: the airborne high resolution magnetic gradiometer geophysical survey, bedrock confirmation mapping and drilling is sufficient only to confirm the occurrence of BIF in Areas A, B and C (Bosman, 2006a and Goldak, 2006). The metallurgical testing of drill core samples form Areas A and C have shown effective concentration and recovery can be achieved by crushing and magnetic separation (Mcken, 2007). Additional drilling data, metallurgical testing and the development of a data collection quality control and quality assurance program is required to provide sufficient information to enable a mineral resource to be estimated for the Roche Bay Magnetite Project.

15.0 ADJACENT PROPERTIES

No properties are located adjacent to the Roche Bay Magnetite Property. The nearest iron formation property is the Mary River Iron Ore Project in Northern Baffin Island Nunavut located northeast of Roche Bay.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Historical Mineral Processing and Metallurgical Testing

Mineral processing and metallurgical testing have been completed on grab, trench, bulk and drill core samples from the Roche Bay Magnetite property from the 1968 to 1970, 1982 and 1983 field programs. Golder has not verified the results of the test work. This is a compilation of previous reports only and has been referenced. As such, no comment is made by Golder on the validity or the results and recommendations.

A summary of these testing programs follows:

1968 to 1971

The first reported testing of samples collected at the Roche Bay Magnetite Project was from the 1968 field program which collected surface grab samples from Areas A, B and D from the eastern deposit (Roche Bay) and western deposit (Committee Bay) also called the Z iron ore zone (Area Z which is not included in the Roche Bay Magnetite Project area).

The laboratory testing and results from the 1968 field program were summarized in a report by Ursel (Ursel, 1968) which identified that the average Fe content from the Area A was 30%, 25% in the Area B and 27% in Area D. DT testing was also completed on the grab samples and Ursel reported that the testing produced a concentrate exceeding 65% Fe at a grind of 85% passing the -43 μm (325 mesh) with recovery on the average greater than 90%. The original sample location was not provided in the report, only which area it was from.

The 1969 testing program was based on continuous chip samples collected from intervals between 20 and 50 feet long grab samples from each of Areas A, B D and Z. Each sample was approximately 20 to 25 lbs in weight. These samples were combined to create two bulk samples totalling approximately ten tons for testing (Underhill and Cox, 1981). The exact location of these samples has not been confirmed by Golder. The 1969 testing was carried out by H.E. Neal and Associates (Neal, 1969) and it was reported that the samples grades of the eastern deposits (Roche Bay) ranged between 23% and 34 %Fe and 20% and 33% magnetic iron. DT testing produced magnetite concentrates ranging between 68% and 70% soluble iron from both the eastern and western deposits when using a grind of about 85 % and 90% passing -43 μm. The samples from the eastern deposits, required from 40 to 60 seconds grinding time to produce a DT test concentrate of 67 and 68% Fe. The average recovery (both east and west) was excellent, exceeding 90%. Samples of the DT testing concentrate ran about 0.02% sulphur, and 0.018% phosphorus. It was identified at the time of the testing that simple magnetic methods of beneficiation produced a super concentrate with no flotation required.

Also reported by Underhill and Cox in 1981, additional work on a ten-ton sample was done by a European group under the direction of Dr. Eberhard Theurkauf and Wolfgang Jacobs. The sample location and type of sample tested was not included in the report. The findings suggested that a satisfactory concentrate could be obtained by grinding to -61 µm (240 mesh) rather than to -43 µm (325 mesh).

1980 to 1983

In 1980, preliminary beneficiation and reduction tests were completed on a 300 kg sample from the Roche Bay deposit by the Allis-Chalmers Process Research and Test Center. The location of the sample from the deposit was not provided in the report. The purpose of the test work was to beneficiate the ore by coarse crushing and dry magnetic separation, with the resulting beneficiated ore being of a size large enough to be acceptable for direct processing in an Allis Chalmers ACCAR rotary reactor. The conclusions from the test work completed by the ACCAR process indicated a relatively low total iron content achieved by coarse beneficiation and suggested to Borealis that further beneficiation and pelletizing would be required to allow production of direct reduced iron with high enough total iron to be economic for further electric furnace processing. The reduction tests completed were very good, showing the ore was quite easy to reduce (Schumacher, 1980). The exact location of the sample used in the testing has not been able to be confirmed by Golder.

In 1980, the first bench scale test work was completed by Eriez Magnetics and demonstrated that a concentrate with a grade of at least 62% iron can be obtained utilizing a dry magnetic process after grinding the ore to -74 µm and the recovery of the iron can be reasonably expected to be 85% to 90%. The testing was based on a 100 lb sample provided by Borealis. It was also recommend by Jacob that three stages of magnetic separation and crushing would produce the best results with a minimum of crushing (Jacob, 1980). It was felt that the 62% can easily be improved to 64% iron (Underhill and Cox, 1981). The exact location of the sample used in the testing has not been able to be confirmed by Golder.

In 1981, a flowsheet program was developed by Eriez Magnetics for the dry processing of magnetite for the Roche Bay Magnetite Property. Golder did not review the flowsheet as part of his review only the general results of the program.

The program included a bulk sample that was obtained from the deposit (sample location in the report was not provided) that represented approximately five 55-gallon drums of material. This material was determined to be low-grade iron ore material by Borealis staff. Also, an additional 1,000 lbs of ore material was provided from a previous feasibility study to test as well. This material was considered high-grade iron ore material by Borealis staff. Golder was also unable to find records to determine the original sample location. The conclusions from the flowsheet

program indicated that a concentrate exceeding the objective of 62% Fe can be obtained with a recovery exceeding 90%. Fine milling costs can be held to a minimum by use of staged flow-sheets. Recommendations from the report identified that a pilot plant should be installed to confirm the results of the testing on a long-term basis. Three stage crushing and milling flowsheet is recommended and cobbing is not considered necessary unless a considerable amount of ore is expected. Low grade ore would also be rejected at stage No. 1 of the flowsheet (Ross, 1982). The exact location of the samples used in the testing has not been able to be confirmed by Golder.

In 1982, an extended flowsheet program was developed by Eriez Magnetics to support work for the feasibility study being completed by Scott-Ortech. Samples were provided to Eriez Magnetics and three were used for testing with a combined weight of 2971 lbs (Bag A – 1256 lbs, Bag B – 1080 lbs and Bulk A – 635 lbs). Golder was unable to determine the original sample location. Pyrite mineralization was also identified in the Bag B sample (Ross, 1982).

The ore examined in this study and the results obtained are somewhat different than seen previously by Eriez Magnetics. Overall, only 75.6% of the available iron units were recovered. This appears to be indicative of very poor recovery. It must be remembered that pyrites are present in this ore and had not been seen previously. Microscopic examination found liberated pyrite in the tailings through the final stages of crushing. Examination of the tailings found some of weakly magnetic material. Further consideration of this material found it liberated poorly. It could also be a form of maghemite possibly oxidized from surface exposure. Screens were used for classification in the test program but air classification will be used in the plant. The wet drum test performed indicated very little upgrading could be gained. The wet drum improved the grade from 63.3% to 63.5% iron. The conclusions from this set of tests identified that a high grade concentrate, exceeding 62% iron, with recovery greater than 90% can be produced using a dry magnetic beneficiation process (Ross, 1982). The exact location of the samples used in the testing has not been able to be confirmed by Golder.

In 1983, 48 samples were DT tested in order to provide percentages of magnetite and iron by Eriez Magnetics. Golder was unable to determine the original location of the samples. The results of the testing showed that the range of iron content of the feed was between 12.8% to 35.95% and the range of iron after DT testing was between 46.43% to 71.06% with the majority of the samples above 65% iron (42 out of 48 samples) (Kolarik, 1983).

1983 Drill Core Testing – Ontario Research Foundation Phase 1 (Melnbardis and Lakshmanan, 1983)

In 1983, a series of DT tests were conducted by the Ontario Research Foundation (ORF) on a selection of composited drill core samples from the Borealis 1982 drilling program of the Roche Bay Magnetite Deposit.

Two shipments containing 1439 individual samples of split cores were received at the ORF pilot plant from Midwest Lake, Manitoba and Erie, Pennsylvania. These samples represented 2218 meters of core from 16 drill holes (82-1 to 82-15 and 82C-1) from the Alder (A), B and C iron ore zones of the Roche Bay Magnetite Deposit. The initial Phase 1 of testing of the drill core samples involved preparation of representative sample portions for evaluations based on acid soluble iron assays and evaluation of magnetic iron recovery from composite samples selected for DT tests. The non-magnetic DT tailings were also analysed for gold and silver and a multi elemental whole rock analysis on every tenth sample of the tailings

The samples each representing about 1.5 m of the split core were prepared individually or combined into pairs for acid soluble iron assaying. Altogether, 1,069 analyses were used to evaluate the total core received. The acid soluble iron content of the assay samples generally ranged from 10 to 40% iron. Additionally, a Borealis representative selected 966 samples (representing 1,454 m of the core from drill holes 82-1 to 82-4, 82-9 to 82-15 and 82C-l) to create 84 composite samples. The composites (assaying from 14.3% to 37.1% acid soluble iron) were tested in the DT for magnetic iron recovery from feed crushed to -74 µm.

Except for the composite sample representing drill hole 82C-1 (from 19.2 to 37.2 m), the DT magnetic iron concentrates produced from the other 83 composited samples contained between 65.3% to 70.7% acid soluble iron. The 82C-1 sample assayed 56.9% acid soluble iron. The magnetic iron recovery levels attained in the 84 DT test samples varied form 35.3% to 97.9% with 61 of the samples with recoveries above 80%.

The 84 non-magnetic tailings of the DT samples were assayed for gold and silver. The gold values ranged from trace to 4.82 g/t for 36 of the 84 samples with traces of silver for 73 of the 84 samples.

The results of the testing showed an increasing trend of recovery with increasing weight recovered. Over the same range, the trend of concentrate grade against recovery was not clearly defined, but ranged in values from 67.3% to 70.3% with mean recoveries of 68.6% to 94.4%. Some of the individual composites (such as 1-4, 2-4, 3-8. and 13-2) showed low recoveries and correspondingly low weight recoveries. However, the grade of the recovered material in these tests compared favourably with those in the tests with high recoveries, indicating the possibility

of non-magnetic iron in these samples. Mineralogical examination did not reveal the presence of non-magnetic iron. It appears that the low recoveries are a function of the low sample head grades with the composites in question.

1983 Ontario Research Foundation Phase 2 (Lakshmanan et al., 1983)

In 1983, the Phase 2 testing program was completed by the ORF. The purpose of the Phase 2 testing program included the following:

- Bond work index determination;
- Cobbing, dry and wet magnetic separation tests to determine grind vs. grade relationships, effect of field intensity and iron occurrence in various size fractions;
- Flotation of sulphides from magnetic concentrates;
- Pelletizing and firing of magnetic concentrates; and
- Flotation of non-magnetics to recover gold and silver.

Three samples were used for the various testing and consisted of:

- A 50 kg feed composite prepared from drill hole 82C-1 core samples (C iron ore zone);
- Composite 1 which was made up of 137 individual samples from drill holes 82-1, 82-12 and 82-3 (Alder iron ore zone); and
- 60 tons of Borealis trench sample was provided from Eriez Magnetics.

The results of the metallurgical testing indicated the following:

- The Bond Work Index (BWI) was determined to be between 8.1 and 9.1. This was considered low for this type of material tested;
- The wet magnetic separation was shown to be superior to dry separation;
- The liberation by grinding to at least 100% -104 μm (150 mesh) is required to obtain concentrates greater than 62% acid soluble iron;
- The high grade concentrates (>70% acid soluble Fe) can be achieved only be regrinding to -38 μm and separation of a lower grade concentrate;
- The Sulphur can only be removed from the magnetics to a limited extent by flotation. Final concentrate assays ranged from 0.7% to 4.0% sulphur;
- The pelletizing and firing of a magnetic concentrate was found to be an effective method for sulphur removal. Sulphur was reduced from 0.7% to 0.01% by this technique; and
- The gold and silver values in the non-magnetics were found to be amenable to concentration by flotation. However, much variability in the ore was noted, and generally the concentrate assays were low (<0.1 oz/ton Au).

1984 Ontario Research Foundation (Lakshmanan and Huyssteen, 1984)

The test work that was completed by the ORF in 1984 consisted of the following:

- Systematic mineralogical examination of selected drill cores from the Roche Bay Magnetite Deposit. Thirty-eight polished thin sections were used in the examination;
- Mineralogical evaluation of a quartz vein sample from the deposit, particularly for gold and sliver values;
- Mineralogical analysis of a limestone sample from the Melville Peninsula; and
- Mineralogical investigations of bench scale test products generated from the ORF to facilitate the choice of the best proven technique for concentration. The process products examined included sulphide flotation concentrate, "trench" material, Davis Tube magnetic concentrates and gold-rich flotation concentrates.

The results of the test work indicated the following:

- The only iron ore mineral occurring in the deposit is magnetite; no significant quantities of hematite or siderite are present;
- The magnetite occurs consistently throughout the deposit as subhedral crystals having a liberation size of 50 microns (C iron ore deposit);
- The ore consists of parallel bands of magnetite crystals in a silicate matrix;
- The main silicate minerals in the deposit are quartz, biotite and grunerite;
- The ore has been subjected to intermediate regional metamorphism as evidenced by: .the abundance of microfolds and microfaults and the mineral assemblage shows a complete lack of low grade metamorphic minerals such as stilpnomelane and minnesotaite;
- The detectable gold values occur in layers which are poor in magnetite and rich in sulphides and iron-bearing silicates;
- The gold and silver values are not associated with sulphides;
- The quartz vein sample collected from the Melville deposit did not contain any gold or silver;
- Sulphides (pyrite and pyrrhotite in particular) are the only significant impurity in this ore. No significant quantities of alkali, phosphorous or titanium bearing minerals are present;
- The sulphide content of magnetite concentrates may be effectively reduced by flotation;
- The "trench" material was found to be similar to the 82C-1 bore hole material, but contained higher amounts of amphiboles; and
- Flotation concentrates, produced by treating the non-magnetics, were found to have gold contents of up to fifty times that of the head samples.

16.2 2007 Mineral Processing and Metallurgical Testing

Drill core samples in eight containers were submitted to SGS located in Lakefield Ontario in December 2006 (McKen, 2007). These samples were combined by SGS under the direction of Roche Bay staff to create five batch samples for testing. Each batch sample was selected either from the 2006 drill core program or from the historic core stored on site from the 1982 drilling program. Batch samples 1 and 2 were selected from deposit Area C to represent visually high and low grade magnetite samples. Batch samples 3 to 5 were selected from Area A to represent visually high, medium and low grade magnetite samples. Samples selected from the 2006 drilling program were whole core samples while samples selected from the 1982 drilling program were split core samples. The details of these samples are summarized in Table 16-1 including their Fe % and S % from whole rock analysis by SGS.

Table 16-1: 2007 Batch Samples Tested from Roche Bay Magnetite Project

Batch No.	Drill Hole Nos. (Interval in m)	Deposit Area	Fe %	S %
Batch 1	82-C1 (0-163 m), CW001 (0-8.94 m), CW003 (0-23 m) and CW005 (0-22 m)	C	32.9	0.40
Batch 2	82-C1 (163-315m)	C	22.8	0.70
Batch 3	82-9 (8-80 m)	A	32.9	0.29
Batch 4	82-9 (80-150 m)	A	26.3	0.50
Batch 5	82-9 (150-224 m)	A	21.7	0.72

All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing. The preparation flow sheet for the five batch samples are illustrated in Figure 13-1 and the results of the x-ray whole rock analysis and the Satmagan magnetic iron determination testing is presented Table 16-2. The results of the batch testing are summarized below and the SGS report is provided in Appendix D.

Table 16-2: 2007 Batch Samples Head Assays and Satmagan Results (McKen, 2007)

Assay	Batch-1	Batch-2	Batch-3	Batch-4	Batch-5
SiO_2 %	47.7	51.9	47.8	55.0	55.5
Al_2O_3 %	1.28	5.03	1.31	2.30	5.41
Fe_2O_3 %	47.0	32.6	47.0	37.6	31.0
MgO %	1.68	3.36	1.81	2.08	2.25
CaO %	1.83	2.50	1.08	1.69	2.08
Na_2O %	0.27	0.48	0.44	0.11	0.65
K_2O %	0.70	1.90	0.81	0.98	1.95
TiO_2 %	0.04	0.19	0.03	0.07	0.17
P_2O_5 %	0.19	0.18	0.17	0.25	0.18
MnO %	0.03	0.09	0.03	0.06	0.08
Cr_2O_3 %	0.01	0.02	0.02	0.01	0.01
V_2O_5 %	< 0.01	0.01	< 0.01	< 0.01	< 0.01
LOI %	-0.58	0.49	-0.46	-0.10	0.29
Sum %	100.2	98.8	100.0	100.0	99.6
Fe %	32.9	22.8	32.9	26.3	21.7
S %	0.40	0.70	0.29	0.50	0.72
Satmagan (as %Fe_3O_4)	40.2	16.0	42.8	22.0	15.9
Recoverable Fe (mag Fe) Content %	29.1	11.6	31.0	15.9	11.5
% Recoverable Fe	88.5	50.7	94.3	60.6	52.9
Non-recoverable Fe %	3.8	11.2	1.9	10.4	10.2

The Fe % from x-ray whole rock analysis for Batches 1 and 2, deposit Area C, was between 22.8 and 32.9% Fe with the results from the % recoverable magnetic Fe (Satmagan testing) between 50.7 and 88.5% and the Fe % between 11.6 and 29.1% Fe. The Fe % from x-ray whole rock analysis for Batches 3 to 5, deposit Area A, was between 21.7 and 32.9% Fe with the results from the % recoverable magnetic Fe (Satmagan testing) between 60.6 and 94.3% and the Fe % between 11.5 and 31.0% Fe.

The grindability testing (SPI – Sag Power Index) completed by SGS in order to determine Crusher Index, SPI time and hardness percentile were compared to the SGS SPI database which is illustrated in Figure 16-1and Table 16-3. The Crusher Index for Batches 1 and 2 were between 5.8 and 8.8 and for Batches 3 to 5 were between 3.6 and 6.4. The SPI for Batches 1 and 2 were between 110.7 and 165.6 minutes and the SPI for Batches 3 to 5 were between 109.4 and 135.6 minutes. The hardness percentile ranged between 73 and 89 for all five batches. The results from the grindability testing indicated that there was a fairly low variability in the sampling and this was attributed to the use of composited samples (McKen, 2007). It was recommended by SGS that a better representation of hardness profile would be obtained by testing samples representing smaller blocks.

Figure 16-1: Batch Samples SPI Testing (McKen, 2007)


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Table 16-3: 2007 Batch Samples Summary SPI and Crusher Index Results (McKen, 2007)

Sample Name	SPI Number	Crusher Index	SPI (minutes)	Hardness Percentile
Batch 1	1-929	8.8	110.7	73
Batch 2	1-930	5.8	165.6	89
Batch 3	1-931	3.6	109.4	72
Batch 4	1-932	6.4	135.6	82
Batch 5	1-933	6.3	121.8	77

Coarse cobbing testing was completed on all batch samples 100% passing – ½ inch in order to investigate dry magnetic concentration and gangue rejection. The results are presented in Table 16-4. The results from Batches 1 and 2 were between 32.6 and 41.1% Fe and between 35.5 and 37.8% Fe for Batches 3 to 5. It was also noted that the sulphur content increased with cobbing which was attributed to the presence of ferro-magnetic pyrrhoite in the samples tested. The coarse cobbing results and recommendations by SGS indicated that it was an effective method and should be considered in the design to reject coarse gangue and minimise grinding costs (McKen, 2007).

Table 16-4: 2007 Batch Samples Cobber Test Summary (McKen, 2007)

Test	Grind	Concentrate						Recovery		Tailings	
	100% Passing	Wt %	Fe %	SiO_2 %	MgO %	S %	Mt %	Fe %	Mt %	Wt %	Mt %
MS1	1/2"	89.0	41.1	35.2	1.80	0.64	53.4	97.7	99.8	11.0	0.70
MS2	1/2"	52.0	32.6	39.4	3.20	1.27	41.3	73.7	98.0	48.0	0.90
MS3	1/2"	92.0	37.8	39.5	1.68	0.34	62.6	98.6	99.9	8.0	0.90
MS4	1/2"	73.0	35.5	41.6	1.99	0.83	36.0	90.1	99.5	27.0	0.50
MS5	1/2"	52.0	35.7	39.8	2.10	1.43	34.6	79.2	98.9	48.0	0.40

The DT testing completed on the batches was done at two grinds (-74 µm and -38 µm) in order to evaluate the effect of grind on Fe concentrate quality. The results of the DT testing for the two grinds are presented in Table 16-5.

Table 16-5: 2007 Batch Samples Davis Tube Testing Results (McKen, 2007)

Grind 100% Passing	K_{80} Microns	Fe %	SiO_2 %	MgO %	S %	Wt %	Fe %	Recovery SiO_2 %	MgO %	S %	Mt %	Recoverable Fe Rec Fe %	Mt in Head
400 mesh	~26	69.0	3.54	0.19	0.63	42.1	87.9	3.3	4.8	64.7	99.2	29.1	29.1
400 mesh	~26	66.4	4.65	0.21	3.58	17.1	51.4	1.5	1.1	91.4	97.6	11.4	11.6
400 mesh	~26	69.2	3.06	0.19	0.29	43.5	92.0	2.8	4.8	69.0	99.0	30.1	31.0
400 mesh	~26	65.7	6.49	0.20	1.93	24.9	63.0	3.0	2.5	57.1	97.8	16.3	15.9
400 mesh	~26	67.6	4.10	0.17	3.57	17.2	54.2	1.3	1.3	75.6	97.1	11.7	11.5
200 mesh	~50	66.0	7.11	0.19	0.64	43.5	88.3	6.6	5.2	62.1	98.6	28.7	29.1
200 mesh	~50	63.0	9.28	0.21	3.52	19.5	54.0	3.5	1.3	83.4	97.1	12.3	11.6
200 mesh	~50	65.1	8.41	0.20	0.36	45.3	91.9	7.9	5.3	44.0	98.6	29.5	31.0
200 mesh	~50	62.0	10.1	0.19	1.94	26.2	63.6	4.8	2.6	89.6	98.1	16.2	15.9
200 mesh	~50	63.4	8.31	0.19	3.59	18.7	55.4	2.8	1.7	88.3	93.4	11.9	11.5

The results of the DT testing for Batches 1 and 2 indicate that the DT Fe % is between 63 and 66.0% Fe and recovery is between 54 and 88.3% for -74 µm. With a grind of -38 µm the DT Fe % is between 66.4 and 69% and recovery is between 51.4 and 87.9%. The S % for both grinds is 0.64% S and 0.63% S, respectively.

The results of the DT testing for Batches 3 to 5 indicate that the DT Fe % is between 62.0 and 65.1% Fe and the recovery is between 55.4% to 91.9%. With a grind of -38 µm the DT Fe % is between 65.7 and 69.2% and recovery is between 54.2 and 92.0%. The S % for both grinds is between 0.29 and 3.59% and is higher in the lower Fe grade samples

The SiO_2% was between 7.11% and 10.1% for the -74 µm grind and the SiO_2% was between 3.06% and 6.49% for the -38 µm for all five batches.

Additional testing of the batch samples is ongoing at SGS including flotation testing to reduce sulphides and silica gangue and complete flowsheet testing based on final operating parameters.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No historical mineral Resources or Reserves have been estimated for the Roche Bay Magnetite Project. Tonnages were estimated in 1968 to 1970 and in 1982, but have not been confirmed by Golder. Golder is not treating these tonnages as a current Mineral Resource as defined in Sections 1.2 and 1.3 of NI 43-101. These tonnages should not be relied upon and is included only for the purpose of historical documentation.

18.0 OTHER RELEVANT DATA AND INFORMATION

18.1 2007-2009 Proposed Exploration Project and Studies

The 2007 – 2009 proposed exploration program and development plans for the Roche Bay Magnetite Project has been provided to Golder by Roche Bay and AEI and is presented below. A three-stage program is proposed for the development of the Roche Bay Magnetite Deposits in order to the complete a bankable feasibility study.

Phase 1: Validation and Scoping Study

The Phase 1 program will require a significant portion of the cost to the establishment of an exploration camp and facilities from which to base future programs. The initial geology work will focus on verifying the current understanding of the deposits and verifying previous work where possible. The Phase 1 program will examine whether there are any issues with respect to current understanding of the mineralization and lay the foundation to complete scoping, preliminary feasibility and feasibility studies.

The Phase 1 drilling program will consist of 7500 m of NQ-sized diamond core drilling, with the aim of delineating an inferred mineral resource. This program will focus on establishing the depth, width and general geology of Area C in the southern claim area. The planned drill program will consist of ± 24 holes in 8 lines perpendicular to the strike of the deposit, lines being 400 m apart spread over a strike of ± 2800 m and a width of ±600 m. Detailed logging of drill core is to be undertaken in order to identify different zones of mineralization. The core will be sampled using a 1 m interval over the mineralized zones. Assays will be carried out using whole rock head grade determinations plus DT assays to determine the magnetite concentrate recovery and concentrate grade for a standard suite of iron deposit assays (Fe, SiO_2, Al_2O_3, S, P, Mn, TiO_2, MgO, CaO and Na_2O).

Upon completion of the Phase 1 drilling program and return of sample results, a geological model of Area C will be completed. This will be the basis for grades and tonnages to be interpolated within appropriate domains to enable a NI 43-101 mineral resource estimate to be produced.

The metallurgical test program for Phase 1 will be completed on selected parts of the recovered core in order to identify the beneficiation properties of different lithologies as identified by logging in the deposit, and to determine the chemical characteristics and beneficiation characteristics of each of the zones encountered. This metallurgical test program will identify the crushing and grinding characteristics of each of the ore zones, as well as the upgradability of the iron by low intensity magnetic separation, the optimum grind size for liberation and the removal of impurities by flotation. Composite samples will be made up, processed and concentrate

product grade determined. Pelletizing tests will be conducted on the concentrate to establish the grade of pellets that can be produced.

On the basis of the geological modeling and process test work, a scoping study will be completed including mine and plant engineering design establish mining and processing capital and operating cost estimates. A scoping study for stockpiling, ship-loading and supporting infrastructure costs will also be commissioned. It is estimated by Roche Bay and AEI that the Phase 1 program will cost approximately $6 million to complete with details provided in Table 18-1.

Phase 2: Preliminary Feasibility Study

The Phase 2 program will consist of 15,000 to 20,000 m of NQ-sized diamond core drilling, with the aim of upgrading the mineral resource estimate in Area C (in the southern claim area) to an indicated/measured mineral resource estimate. Additionally, the second stage drilling will begin delineating the mineral resources in Areas A and B (northern claim area). A preliminary feasibility study will be completed after the completion of the Phase 2 Program NI 43-101 mineral resource estimate and a second year of environmental baseline data will be collected. It is estimated by Roche Bay and AEI that the Phase 2 program will cost approximately $10 million to complete with details provided Table 18-1.

Phase 3: Feasibility Study

The Phase 3 Program will be the completion of a bankable feasibility study, with additional diamond core drilling of 20,000 to 30,000 m and the completion of the Stage 3 NI 43-101 mineral resource and mine design programs. Environmental impact assessments will be completed and application for mining permits filed. It is estimated by Roche Bay and AEI that the Phase 3 program will cost approximately $20 million to complete with details provided in Table 18-1.

Table 18-1: 2007-2009 Proposed Exploration Project and Studies (Gingerich, 2007)

Task	Phase 1	Phase 2	Phase 3
General & Administration	$400,000	$800,000	$1,400,000
Salaries & Wages	$1,020,000	$1,152,000	$1,878,000
Travel expenses	$90,800	$217,600	$435,200
Aerial magnetic surveying	$60,000	$129,200	
Logistics	$1,350,000	$2,150,000	$2,350,000
Equipment	$130,000	$230,000	$500,000
Environmental	$150,000	$150,000	$2,000,000
Civil/Geotech Pre-feasibility	-	$227,788	-
Civil/Geotech Feasibility	-	-	$1,580,000
Metallurgical Program	$825,000	$1,880,000	$2,480,000
Drilling Cost	$1,350,000	$2,700,000	$5,400,000
Engineering	$250,000	$530,000	$1,350,000
Professional Services	$50,000	$70,000	$140,000
Contingency	$100,000	$250,000	$1,200,000
Total	**$5,775,800**	**$10,486,588**	**$20,713,200**

19.0 INTERPRETATION AND CONCLUSIONS

This report has reviewed the historical work and recent work that has been completed on the Roche Bay Magnetite Project, located near Roche Bay, Nunavut, Canada. The historical work has consisted of field programs conducted from 1968 to 1970 and in 1982 and metallurgical testing completed in 1968 to 1970 and 1982 to 1984. The recent work has included the 2006 field program and 2006 metallurgical testing consisting of drill core samples from 2006 and 1982.

The review has shown that the mining leases are in good standing with the Department of Indian and Northern Development.

The geology of the Roche Bay Magnetite Project includes five BIF deposits, labelled Areas A, B, C, D and E. These deposits have been defined as Algoma style BIF, which includes bands of siliceous material and bands of iron bearing magnetite.

The strike length of these deposits is between 800 and 4200 m in length and 120 and 158 m in width. The dip of the deposits are generally vertical to subvertical and strike toward the northeast-southwest. The largest deposit is Area C with a strike length of 4200 m and width of 120 m. The ultimate depths of the deposits have not been confirmed by drilling. The deepest BIF intercepted in the 1982 drilling for Area A was at 165 m below surface, Area B was at 180 m below surface and Area C was at 175 m below surface.

Metallurgical testing of the 1982 core showed that the iron content is in the range of 21.0 to 42.4% Fe and the majority of the iron is magnetite. Various metallurgical testing has been completed on surface bulk samples and composite drill core samples from the 1968 to 1970 and 1982 field programs and has identified that the iron is typically liberated by a combination of crushing, grinding and magnetic separation and in order to reduce sulphur impurities may require flotation processing.

The field programs conducted in 2006 included: airborne high resolution magnetic gradiometer geophysical survey, bedrock confirmation mapping and drilling. These programs were sufficient to confirm the occurrence of BIF in Areas A, B and C (Bosman, 2006a and Goldak, 2006).

A selection of metallurgical testing was completed in February 2007 by SGS that included all 3 drill holes from the 2006 program and 2 drill holes from the 1982 drilling program. Five batch samples were composited from the drill core samples. Batch samples 1 and 2 were from deposit Area C and was composited from drill holes CW001, CW003, CW005 and 82-C1. Batch samples 3 to 5 were composited from three intervals from drill hole 82-9. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and Davis Tube) testing.

The head assays of the batch samples showed a grade between 11.9% Fe and 29.1% Fe. The sulphur content in the batch samples showed a grade of 0.64% S to 3.59% S and a silica content between 3.06% SiO_2 to 10.1% SiO_2 depending on the grind of the samples. Samples tested with a -38 μm (400 mesh) showed a lower silica content than -74 μm (-200 mesh) tested samples.

The results of the DT testing for Batches 1 and 2 indicate that the DT concentrate is between 63% Fe and 66.0 % Fe and recovery is between 54 and 88.3% for -74 μm. With a grind of -38 μm the DT concentrate is between 66.4 and 69% Fe and recovery is between 51.4 and 87.9%. The sulphur concentrate grades for both grinds are 0.64% S and 0.63% S, respectively.

The results of the DT testing for Batches 3 to 5 indicate that the DT concentrate is between 62.0% Fe and 65.1 % Fe and the recovery is between 55.4% to 91.9%. With a grind of -38 μm, the DT concentrate is between 65.7% Fe and 69.2% Fe and recovery is between 54.2% and 92.0%. The sulphur concentrate grades for both grinds is between 0.29% S and 3.59% S and is higher in the lower Fe grade samples.

The 2007 metallurgical testing of drill core samples from Areas A and C indicates that effective concentration and recovery may be achieved by crushing and magnetic separation (Mcken, 2007).

Geophysical surveys completed on the property have shown that the strike length and width of the magnetic signature is extensive (several kilometres in strike and over 120 m in width). Additionally, the air geophysical surveys provide better results than the ground surveys that were conducted in the between 1968 and 1982. Geophysical surveys should be considered for future exploration in order to provide targets for drilling.

Historical tonnages were completed in 1968 to 1970 and in 1982. These estimates were based completely on the surface outcrop exposure and assaying of surface samples. Drilling from 1982 supports some of the assumptions used in the historical estimates but a full program of drilling and assaying is required for geological and grade modelling that would support a NI 43-101 Mineral Resource estimate. While extensive geophysics, mapping, drill sampling, assaying, and metallurgical testing has been done up until 1982, most of this data is lost and/or poorly controlled and the locations of drill holes and metallurgical samples could not be verified by Golder. Recent mapping and drilling carried out in 2006 confirm the existence of BIF in the claim area which include deposit Areas A, B and C.

Recommendations for future exploration of the Roche Bay Magnetite Project have included developing a drill hole database, a standard survey grid system, QA/QC programs, additional drilling and mapping of the deposits. It is also recommended that all historical data on site should be catalogued and historical drill holes surveyed into the standard survey grid system.

While extensive geophysics, mapping, drill sampling, assaying, and metallurgical testing has been done up until 1982, most of this data is lost and/or poorly controlled and the locations of drill holes and metallurgical samples could not be verified by Golder. Recent mapping and drilling carried out in 2006 was insufficient to add further meaningful information. A detailed and comprehensive drilling and sampling program is required before any indication of the tonnes and grades can be further established.

Once sufficient drilling data has been collected which defines the strike, width, depth, magnetite recovery and expected concentrate grades of the deposits, a NI 43-101 mineral resource estimate can be completed for the Roche Bay Magnetite Project. This is a critical requirement for this project so that scoping and preliminary feasibility studies can be completed.

AEI and Roche Bay have outlined a three phased exploration and studies program between 2007 and 2009. The objective of the various programs is as follows:

- Phase 1 – Validation and Scoping Study: 7500 m of NQ-sized drilling, metallurgical testing, mineral resource estimation and scoping study. Estimated cost of US$ 6 million;
- Phase 2 – Preliminary Feasibility Study: 15,000 to 20,000 m of NQ-sized drilling, metallurgical testing, environmental studies, mineral resource estimation and preliminary feasibility study. Estimated cost of US$ 10 million; and
- Phase 3 – Feasibility Study: 20,000 to 30,000 m of NQ-sized drilling, metallurgical testing, mineral resource estimation and feasibility study. Estimated cost of US$ 20 million.

20.0 RECOMMENDATIONS

This report has reviewed the historical and recent work completed on the Roche Bay Magnetite Property. Golder understands that the focus of future exploration will be Area C initially. The following recommendations should be considered when developing future exploration programs for the Roche Bay Magnetite Property:

- Develop updated maps of the project site that include topography, local geology and historical drilling locations and in-hole lithology;
- Create a drill hole database from the 1982 drilling program that includes % iron, drill recovery and lithology and any relevant structures. This database can be used to develop simple geological models and sections to assist with future exploration;
- Establish and survey a standard grid (WGS 84) system for the property to conduct future exploration;
- If possible survey in historical drill hole collars;
- Complete surface geological mapping of the deposits planned to be explored initially;
- Plan future drilling programs to focus on defining the width and depth of the deposits as initially defined by Bosman's 2006 exploration program;
- Survey collar locations of drilled holes using established grid;
- Collect in-hole survey data using a gyroscopic method to determine actual azimuth and dip data;
- Consider in-hole geophysical surveys to confirm the bulk density, magnetic susceptibility, lithologies and structure.
- Establish an industry standard Quality Assurance and Quality Control (QAQC) program for future data collection that should include some of the following:
  - Standard geological core logging program;
  - Standard sampling program;
  - Include standards, blanks and duplicates within sample assaying system;
  - Collect bulk density data for each rock type encountered;
  - Split or saw core samples in half in order to retain permanent record of core; and
  - Retain sample coarse rejects for future testing.
- Complete a NI 43-101 mineral resource estimate once sufficient drilling and sampling data has been collected.

The recommendations focus primarily on completing a mineral resource estimate for the Roche Bay Magnetite Property. Additional programs will need to be completed that should address the metallurgical processing, infrastructure requirements, environmental aspects and permitting requirements for project development. These will need to be addressed as part of a Scoping Study before the project progresses to a Preliminary Feasibility and then Feasibility Study.

21.0 REFERENCES

Artic Co-operators Limited, 2007a. Population data of Hall Beach community [online]. Available from: <http://www.arcticco-op.com/acl-baffin-region-hall-beach.htm>[Accessed :February 13, 2007].

Artic Co-operators Limited, 2007b. Population data of Igloolik community [online]. Available from: < http://www.arcticco-op.com/acl-baffin-region-igloolik.htm>[Accessed : 13 February 2007].

Ashley, R and Nikhanj, J, 1985. Borealis Exploration Limited Assessment Report for Mining Leases 2952 and 2953, 1982, Diamond Drilling, 193pp.

Biskupski, J, 1970. Report of Investigation No. 0-70315 Batch Tests on Iron Ore Samples from Section S Borealis Exploration (Ontario Research Foundation), 24 June.

Bosman, H J, 2006a. Report on Geological Fieldwork conducted during a 5 week period July 2006 to August.

Bosman, H J, 2006b. Roche Bay Drill Planning Aug-Dec.

Botes, D, 2007. Personal email communication, COO Roche Bay, 8 February.

Cedarapids – Iowa Manufacturing Company, 1981. Various Crusher Testing of Sample No. 81-55, August-October.

De Kemp, E, 2006. Map of Geology of Nunavut (Geological Survey of Canada).

Environment Canada, 2007. Hall Beach temperature data 1971-2000. Available from: <http://www.climate.weatheroffice.ec.gc.ca/climateData/hourlydata_e.html?timeframe=1&Prov=NU&StationID=1755&Year=2007&Month=2&Day=12> [Accessed 12 February 2007].

Ford, D C, 1982. Geological Evaluation of the Roche bay Magnetite Formation: Adler Deposit. Borealis Exploration Limited, pp48.

Gingerich, J, 2007. Email correspondence of 2007-2009 exploration programs and studies. Director of AEI, 8 February.

Goldak, B, 2006. Technical Report on a Fixed Wing Three Gradiometer Survey of the Roche Bay East Block, Nunavut (Goldak Airbourne Surveys) June.

Harper, B H, 1984. Borealis Exploration Limited Geological Study for The Borealis Roche Bay Magnetite Project Vol 1 and Vol 2. pp 86.

Jacob, R, 1980. Feasibility Study of the Beneficiation of Magnetite Bearing Ore for Borealis Exploration Ltd. Report No. 80-233, Eriez Magnetics, 20 August 20.

JORC, 2004. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code). Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), effective 17 December.

Kolarik, G, 1984. Sampling of Bulk Ore Samples for Borealis Report No. 82-404, Eriez Magnetics, 23 June.

Melnbardis, J, Lakshmanan, V I, 1983. Report No ES/MP-75222-83 Drill Core Evaluation Tests Phase 1, Ontario Research Foundation, 9 September.

Melnbardis, J, Sober, D, Lakshmanan, V I, 1983. Report No ES/MP-83-75238 Drill Metallurgical Evaluation Testing Phase 2 Final Report, Ontario Research Foundation, 9 September.

Mcken, A, 2007. An Investigation into the Beneficiation Characteristics of Samples From the Roche Bay Deposit Interim Report, SGS Lakefield Research Ltd., 9 February.

Mining Recorder Nunavut Regional Office, 2006. Mineral Claim Sheet 47A6 – 1:50,000, 27 July.

National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Neal, H E, 1969. Metallurgical Testwork Melville Peninsula Samples for Borealis Exploration Ltd., H. E. Neal and Associates Ltd., 31 January.

Roche Bay plc official website: http://www.rochebay.gi.

Ross, M, 1982. Extended Flowsheet Development for the Dry Processing of Magnetite for Borealis Exploration Ltd. Report No. 82-007, Eriez Magnetics, 18 March.

Ross, M, 1981. Flowsheet Development for The Dry Processing of Magnetite for Borealis Exploration Ltd. Report No. 81-239, Eriz Magnetics, September.

Schumacher, P, 1980. Preliminary Benefication and Reduction Tests on Borealis Melville Peninsula Ore Report, Allis-Chalmers Corporation - Accar Systems Process Engineering Cement, Mining and Metals Systems Division, 18 March.

Scott, S A, 1982. Preliminary Feasibility Study: Borealis Roche Bay Magnetite Project, Scott-Ortech Mining, Ltd. pp173.

SGS Lakefield Research Ltd., 2007. Laboratory Testing Procedures.

Underhill, D, 1970. Report on the 1969 Mineral Exploration Season Melville Peninsula District of Franklin, Northwest Territories for Borealis Exploration, pp88.

Underhill, D H and Cox, C B, 1981. Borealis: The Geology and Feasibility of its Magnetite Deposits in the Canadian Artic, Borealis Exploration Ltd., 24 March.

Underhill, D H, 1970. Report on the 1970 Mineral Exploration program Melville Peninsula District of Franklin, Northwest Territories for Borealis Exploration Limited.

Underhill, D H, and Cox, C B, 1981. Borealis: The Geology and Feasibility of Its Magnetite Deposits in the Canadian Arctic.

Ursel, N H, 1968. Summary Report of Investigations of Iron Deposits on Melville Peninsula for Borealis Exploration Ltd., 23 October.

Ursel, N H, 1969. Report of the 1969 Mineral Exploration Season, Melville Peninsula, District of Franklin, Northwest Territories for Borealis Exploration Limited.

Ursel, N H, 1970. Report of the 1970 Mineral Exploration Program, Melville Peninsula, District of Franklin, Northwest Territories for Borealis Exploration Limited.

Van Evendingen, D, 1982. August 29, 1982 Report. Borealis Exploration Limited, 48pp.

Van Huyssteen, E, Lakshmanan, V I, 1984. Mineralogical Evaluation of Samples from Borealis Prospect Final Report, Ontario Research Foundation, 16 January.

Wendt, B, 1981. Crushing Testing of Sample No. 81-55, Cedarapids – Iowa Manufacturing Company, 3 October.

Wilson, I D, 1969. Mineral Exploration on Melville Peninsula District of Franklin, Northwest Territories for Borealis Exploration Limited. 28pp.

22.0 SIGNATURE PAGE

The Technical Report was prepared and signed by Paul Palmer, a QP as outlined by NI 43-101, and peer reviewed by Juan Alvarez, and senior reviewed by Bill Shaw. This Technical Report is dated February 14, 2007.

GOLDER ASSOCIATES (UK) LTD.

Paul Palmer P.Geo., P.Eng.
Senior Geological Engineer

Juan Alvarez
Senior Mining Geologist

Dr. W. J. Shaw
FAusIMM, CPGeo., FAIG, RPGeo.
Principal, Ore Evaluation Services

KAH/PGP/JA/BS/lb

23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

No additional technical reports on development properties and production properties are relevant for this report.

24.0 STATEMENT OF QUALIFICATIONS AND CONSENT OF AUTHOR

PAUL PALMER
Golder Associates Ltd.
1010 Lorne Street, Sudbury, Ontario P3C 4R9
Ph: 705-524-6861
Fax: 705-524-1984
Email: ppalmer@golder.com

CERTIFICATE OF QUALIFICATION

I, Paul Palmer, P.Geo., P.Eng. do hereby certify that,

1. I am employed as a Senior Geological Engineer at:

   Golder Associates Ltd.
   1010 Lorne Street
   Sudbury, Ontario P3C 4R9.

2. I graduated with a Bachelor's degree in Geology from Memorial University of Newfoundland. In addition, I have obtained a Bachelor's degree in Geological Engineering from University of Toronto.

3. I am a member of the Association of Professional Engineers Ontario and the Association of Professional Engineers and Geoscientists of the Province of Manitoba.

4. I have worked as a geologist for a total of twelve years since my graduation from university in the mineral resource industry.

5. I am responsible for all sections of the technical report titled, Technical Report – Roche Bay Magnetite Project and dated February 14, 2007 (the "Technical Report"). I visited the Roche Magnetite Project site on October 15, 2006 for one day.

6. I have not had prior involvement with the property that is subject to the Technical Report.

7. I am not aware of any material fact or change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer applying all the tests in section 1.5 of the National Instrument (NI) 43-101.

9. I have read NI 43-101 and form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 14th Day of February, 2007.

Paul Palmer, P.Geo., P.Eng.

Golder Associates

PAUL PALMER

Golder Associates Ltd.

1010 Lorne Street, Sudbury, Ontario P3C 4R9

Ph: 705-524-6861

Fax: 705-524-1984

Email: ppalmer@golder.com

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Officer of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

AND TO: Advanced Explorations Inc.

I, Paul Palmer, P.Geo., P.Eng., do hereby consent to the filing of the written disclosure of the technical report titled, Technical Report Roche Bay Magnetite Project and dated February 14, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the written disclosure of Advanced Explorations Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure of Advanced Explorations Inc. contains any misrepresentations of the information contained in the Technical Report.

Dated this 14th Day of February, 2007.

Paul Palmer, P.Geo., P.Eng.

LICENSED PROFESSIONAL ENG.
P.G. PALMER
14 Feb 2007
PROVINCE OF ONTARIO

Golder Associates

PAUL PALMER
Golder Associates Ltd.
1010 Lorne Street, Sudbury, Ontario P3C 4R9
Ph: 705-524-6861
Fax: 705-524-1984
Email: ppalmer@golder.com

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Officer of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

AND TO: Advanced Explorations Inc.

I, Paul Palmer, P.Geo., P.Eng., do hereby consent to the filing of the written disclosure of the technical report titled, Technical Report Roche Bay Magnetite Project and dated February 14, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the written disclosure of Advanced Explorations Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure of Advanced Explorations Inc. contains any misrepresentations of the information contained in the Technical Report.

Dated this 14th Day of February, 2007.

Paul Palmer

Paul Palmer, P.Geo., P.Eng.

LICENSED PROFESSIONAL ENG.
PGP
P.G. PALMER
14 Feb 2007
PROVINCE OF ONTARIO

Golder Associates

TECHNICAL REPORT
ROCHE BAY MAGNETITE PROJECT



Submitted to:

Advanced Explorations Inc.
Box 227, 81 Jessie Avenue
Campbellville, Ontario
L0P 1B0 Canada
Attention : John Gingerich, Director

Prepared by:
Paul Palmer, P.Geo., P.Eng.
Effective Date: February 14, 2007

DISTRIBUTION:

2 Copies - Advanced Explorations Inc., Campbellville, Ontario
1 Copy - Golder Associates Ltd., Sudbury, Ontario
1 Copy - Golder Associates Ltd., Chelmsford, England

TABLE OF CONTENTS

SECTION PAGE

1.0 SUMMARY 1
2.0 INTRODUCTION AND TERMS OF REFERENCE 5
3.0 RELIANCE ON OTHER EXPERTS 6
4.0 PROPERTY DESCRIPTION AND LOCATION 7
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 11
5.1 Accessibility 11
5.2 Climate 12
5.3 Infrastructure 13
5.4 Physiography 13
5.4.1 Shield Region 13
5.4.2 Foxe Basin Region 14
6.0 HISTORY 15
7.0 GEOLOGICAL SETTING 18
7.1 Regional Geology 18
7.2 Local Geology 21
7.3 Lithology 24
7.3.1 Granitic Gneiss 24
7.3.2 Chlorite-Tremolite Serpentine Schist 24
7.3.3 Talc-Chlorite Schist 25
7.3.4 Quartzite 25
7.3.5 Quartz-Mica Schist 25
7.3.6 Metabasalt 26
7.3.7 Argillite 27
7.3.8 Granodiorite 27
7.4 Structure 27
8.0 DEPOSIT TYPE 29
9.0 MINERALIZATION 31
10.0 EXPLORATION 32
10.1 Historical Exploration 32
10.1.1 1968-1970 Programs 32
10.1.2 1982 Program 33
10.2 Historical Geophysics 35
10.2.1 Introduction 35
10.2.2 Instrumentation 35
10.2.3 Field Procedures 35

10.2.4 Results of Magnetometer Survey 36
10.2.5 Discussion and Recommendations from Harper (1984) 37
10.3 2006 Exploration Program 38
10.3.1 2006 Geophysics 38
10.3.2 Field Mapping 40
10.3.3 2006 Drilling 41
11.0 DRILLING 44
11.1 Historical Drilling Programs 44
11.2 2006 Drilling Program 45
12.0 SAMPLE METHOD AND APPROACH 50
12.1 Historical Samples 50
12.2 2006 Samples 50
13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY 52
13.1 Historical Samples 52
13.2 2006 Samples 52
14.0 DATA VERIFICATION 55
14.1 Historical Data Verification 55
14.2 2006 Data Verification 55
15.0 ADJACENT PROPERTIES 56
16.0 MINERAL PROCESSING AND METALLURGICAL TESTING 57
16.1 Historical Mineral Processing and Metallurgical Testing 57
16.2 2007 Mineral Processing and Metallurgical Testing 63
17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 68
18.0 OTHER RELEVANT DATA AND INFORMATION 69
18.1 2007-2009 Proposed Exploration Project and Studies 69
19.0 INTERPRETATION AND CONCLUSIONS 72
20.0 RECOMMENDATIONS 75
21.0 REFERENCES 76
22.0 SIGNATURE PAGE 79
23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES 80
24.0 STATEMENT OF QUALIFICATIONS AND CONSENT OF AUTHOR 81

TABLE OF CONTENTS (CONTINUED)

LIST OF TABLES

Table 4-1	List of Mining Leases, Roche Bay Magnetite Project
Table 5-1	Average Temperature for Hall Beach, Nunavut 1970-2000
Table 6-1	1970 Historical Tonnage Estimates by Ursel – Roche Bay Magnetite Project
Table 6-2	1984 Historical Tonnage Estimates by Harper – Roche Bay Magnetite Project
Table 7-1	Local Geology Stratigraphic Column
Table 8-1	Comparison Table - Algoma-Type and Roche Bay Magnetite Deposits
Table 10-1	2006 Drill Collar Data
Table 11-1	Banded Iron Formation Interval Length and Davis Tube Testing Results for each Borehole
Table 16-1	SGS Lakefield Testing for 2006 Program
Table 16-2	2006 Testing Program Head Assays
Table 16-3	2007 Batch Samples Summary SPI and Crusher Index Results
Table 16-4	2007 Batch Samples Cobber Test Summary
Table 16-5	2007 Batch Samples Davis Tube Testing Results
Table 18-1	2007-2009 Proposed Exploration Projects and Studies

LIST OF FIGURES

Figure 4-1	Location Map of Roche Bay Magnetite Project and Mining Leases
Figure 5-1	Landsat Image of Roche Bay Property
Figure 7-1	Regional Geology – Melville Peninsula
Figure 7-2	Regional Geology Statigraphic Column Melville Peninsula
Figure 7-3	Local Geology Map
Figure 10-1	1982 Approximate Drill Hole Locations
Figure 10-2	2006 Magnetite Gradiometer Geophysical Survey (Total Magnetic Image)
Figure 10-3	2006 Magnetite Gradiometer Geophysical Survey (Vertical Magnetic Image)
Figure 10-4	2006 Proposed Drilling Program
Figure 10-5	2006 Drill Hole Locations
Figure 10-6	AWX Drill System
Figure 11-1	1982 Core Storage Racks - Roche Bay Magnetite Project
Figure 11-2	Drill Hole CW001
Figure 11-3	Drill Holes CW002 and CW003
Figure 13-1	2007 Batch Sample Preparation Flowsheet
Figure 16-1	2007 Batch Sample SPI Testing

LIST OF APPENDICES

Appendix A	Ursel, 1970 Geologic Map
Appendix B	1982 Drill Hole Sections and Logs (Historic)
Appendix C	Ontario Research Foundation Results – Soluble Iron Assaying and Davis Tube Testing
Appendix D	2007 SGS Report - The Beneficiation Characteristics of Samples from the Roche Bay Deposit

1.0 SUMMARY

Golder Associates (UK) Ltd. (Golder) was requested by Advanced Explorations Inc. (AEI) to review historical and recent works completed on the Roche Bay Magnetite Property, located near Roche Bay, Nunavut, Canada. Included in this Technical Report are summaries of the historical programs, the 2006 exploration activities, the 2006 metallurgical testing, observations from a site visit conducted by Golder and recommendations for future exploration activities in order to complete a National Instrument (NI) 43-101 compliant mineral resource estimate. Golder conducted a site visit to the Roche Bay Magnetite Project on October 15, 2006.

The review completed by Golder has shown that the mining leases are in good standing with the Department of Indian and Northern Development and the lease holders of the property are Roche Bay Mining Corporation Company Ltd. now called Roche Bay plc (Roche Bay).

AEI and Roche Bay have entered into an Option Agreement dated January 29, 2007 and amended by an Amendment Agreement dated February 5, 2007 (the Agreement). The Agreement gives AEI an option to acquire up to 50% interest in the Roche Bay Magnetite Project (the Property). Upon completing all of the exploration milestones and exercising the Option for a 50% interest in the Property, AEI and Roche Bay will form a joint venture. As long as it fulfils all of the conditions of the Agreement, AEI will remain as operator of the joint venture.

The Roche Bay Magnetite Project encompasses five deposits of Algoma type Banded Iron Formation (BIF) which have been labelled Areas A, B, C, D and E. These deposits are generally characterized by alternate bands of magnetite and silica, ranging in thickness from one metre in thickness, down to one millimetre. The strike length of these deposits is between 820 and 4,200 m and the width is between 120 to 158 m. The dips of the deposits are generally vertical to sub-vertical and strike toward the northeast-southwest. The largest deposit is Area C with an average strike length of 4,200 m and average width of 120 m.

The historical work completed on the Roche Bay Magnetite Project includes field programs conducted from 1968 to 1970 and 1982 and metallurgical testing completed from 1968 to 1970 and 1982 to 1984. The 2006 work completed on the project included an airborne high resolution magnetic gradiometer geophysical survey, a confirmation mapping program, a shallow drill core program and metallurgical testing of 5 composite samples from the 2006 and 1982 drilling programs.

A total of 16 bore holes were drilled into Areas A (6 bore holes), B (9 bore holes) and C (1 bore hole) during the 1982 field program for a total length of 3,214 m. The ultimate depths of the deposits have not been confirmed by drilling. The deepest BIF intercepted in the 1982 drilling for Area A was at 165 m below surface, Area B was at 180 m below surface and Area C was at

175 m below surface. A total of 3 bore holes were drilled in Area C in 2006 for a total length of 53.94 m. The objective of this drilling was to confirm the presence of BIF in Area C and collect samples for metallurgical testing. The 2006 drill holes also did not confirm the ultimate depth of the BIF formation in Area C.

Geophysical surveys completed on the property have shown that the strike length and width of the magnetic signature is extensive (several kilometres in strike and over 150 m in width). Additionally, the air geophysical surveys provide better results than the ground surveys that were conducted between 1968 and 1982. Geophysical surveys should be considered for future exploration in order to provide targets for drilling.

Metallurgical testing of the 1982 core has defined that the Fe content is between 21.0 and 42.4% Fe and the majority of the Fe is found in the mineral magnetite. Various metallurgical testing has been completed on surface bulk samples and composite drill core samples from the 1968 to1970 and 1982 field programs, and has identified that the iron may be liberated by a combination of crushing, grinding and magnetic separation. Flotation processing may be required to reduce sulphur impurities .

The Davis Tube (DT) results from the 1982 drilling indicate that in Area A, the DT Fe % ranged between 67.9 and 69% and mean recoveries between 68.6% and 94.4%. In Area B, the DT mean Fe % ranged between 67.6% and 71.1% and mean recoveries between 79.5% and 94.2%. In Area C, the DT mean Fe % was 67.3% and mean recovery was 89.7%.

The field programs conducted in 2006 included: airborne high resolution magnetic gradiometer geophysical survey, bedrock confirmation mapping and drilling. These programs were sufficient to confirm the occurrence of BIF in Areas A, B and C (Bosman, 2006a and Goldak, 2006).

A selection of metallurgical testing was completed in February 2007 by SGS Lakefield Research Ltd. (SGS) that included all 3 drill holes from the 2006 program and 2 drill holes from the 1982 drilling program. Five batch samples were composited from the drill core samples. Batch samples 1 and 2 were from deposit Area C and were composited from drill holes CW001, CW003, CW005 and 82-C1. Batch samples 3 to 5 were composited from three intervals from drill hole 82-9. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing.

The head assays of the batch samples showed a grade between 11.9% Fe and 29.1% Fe. The sulphur content in the batch samples showed a grade of 0.64% S to 3.59% S and a silica content between 3.06% SiO_2 to 10.1% SiO_2 depending on the grind of the samples. Samples tested with a -38 µm (-400 mesh) showed a lower silica content than -74 µm (-200 mesh) tested samples.

The results of the DT testing for Batches 1 and 2 indicate that the DT concentrate is between 63% Fe and 66.0 % Fe and recovery is between 54 and 88.3% for -74 µm. With a grind of -38 µm, the DT concentrate is between 66.4 and 69% Fe and recovery is between 51.4 and 87.9%. The sulphur concentrate grades for both grinds are 0.64% S and 0.63% S, respectively.

The results of the DT testing for Batches 3 to 5 indicate that the DT concentrate is between 62.0% Fe and 65.1% Fe and the recovery is between 55.4% to 91.9%. With a grind of -38 µm, the DT concentrate is between 65.7% Fe and 69.2% Fe and recovery is between 54.2% and 92.0%. The sulphur concentrate grades for both grinds are between 0.29% S and 3.59% S and is higher in the lower Fe grade samples.

The 2007 metallurgical testing of drill core samples from Areas A and C indicates that effective concentration and recovery may be achieved by crushing and magnetic separation (Mcken, 2007).

Historical tonnages for the Roche Bay Magnetite Property were estimated in 1968 and updated annually until 1970 by Ursel (1968, 1969 and 1970). The tonnages were updated again in 1982 by Underhill and documented in Harper 1984. A total of 1.1 billion tons of BIF were estimated by Underhill for the combined five deposits. The Fe grade of the BIF tonnages estimated by Underhill was between 23% and 34% Fe.

These tonnages are considered relevant but of unknown reliability; they are not appropriate for public reporting as a Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves to JORC (2004) or NI 43-101 Standards. Golder is not treating the tonnages as current mineral resources as defined in Sections 1.2 and 1.3 of NI 43-101. These historical tonnages should not be relied upon and is included only for the purpose of documentation of previous work.

Recommendations for future exploration of the Roche Bay Magnetite Project have included developing a drill hole database, a standard survey grid system, QA/QC programs, additional drilling and mapping of the deposits. It is also recommended that all historical data on site should be catalogued and historical drill holes surveyed into the standard survey grid system.

Once a sufficient amount of drilling data has been collected, which better defines the strike, width, depth and Fe % content of the deposits, a NI 43-101 mineral resource estimate can be completed for the Roche Bay Magnetite Project. This is a critical requirement for this project so that scoping and preliminary feasibility studies can be completed.

AEI and Roche Bay have outlined a three-phase exploration program to be conducted between 2007 and 2009. The work planned for each of the phases is as follows:

- Phase 1 – Validation and Scoping Study: 7,500 m of NQ sized drilling, metallurgical testing, mineral resource estimation and scoping study. Estimated cost of US$ 6 million;
- Phase 2 – Preliminary Feasibility Study: 15,000 to 20,000 m of NQ sized drilling, metallurgical testing, environmental studies, mineral resource estimation and preliminary feasibility study. Estimated cost of US$ 10 million; and
- Phase 3 – Feasibility Study: 20,000 to 30,000 m of NQ sized drilling, metallurgical testing, mineral resource estimation and feasibility study. Estimated cost of US$ 20 million.

2.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of AEI, Golder has prepared an independent review of the Roche Bay Magnetite Project located in Nunavut, Canada. This report includes a compilation and review of all available studies, historical geological reports and metallurgical test work that was completed on the Roche Bay Magnetite Project and provides recommendations for future exploration activities. Paul Palmer, P.Geo., P.Eng., an employee of Golder Associates Ltd. Canada, served as the independent Qualified Person (QP) responsible for preparing the Technical Report for reporting in Canada. Mr. Palmer was supported by Juan Alvarez, an employee of Golder Associates (UK) Ltd. who was responsible for reporting in the UK as the Competent Person (CP). Dr. Bill Shaw, an employee of Golder Associates Pty. Ltd. was the senior reviewer for the project. Mr. Palmer visited the project site on October 15, 2006.

The intent of this report is to provide AEI and their joint venture partner, Roche Bay plc (Roche Bay) a report of activities that have been completed on the Roche Bay Magnetite Project in order to assist in further development of this project.

LIST OF ABBREVIATIONS

Feet	ft	Pounds	Lb
Grams	g	Percentage	%
grams per tonne	g/t	tonnes (1,000 kg)	T
Kilometres	km	tonnes per day	t/d
Metres	m	ton (2,000 lb)	Ton
metres above sea level	masl	Kilograms	Kg
Millimetres	mm	Universal Trans Mercator	UTM
Diameter	dia	Nautical Miles	Nm
cubic centimetres	cm^3		

The iron formations of the Roche Bay Magnetite Project are divided into 5 areas labelled throughout this report as Areas A or Alder, B, C, D and E. In earlier reports, these areas have also been labelled as Deposits A, Alder, B, C, D and E. For consistency, the reports have been labelled as Areas A, B, C, D and E.

3.0 RELIANCE ON OTHER EXPERTS

The Technical Report has been prepared by Golder for AEI. In the preparation of this report, Golder has used information provided in historical reports provided by Roche Bay. These historical reports were not prepared by a QP, as defined by NI 43-101. Where possible, Golder has verified this information from independent sources. Golder accepts no liability for any losses arising from reliance upon the information presented in these historical reports.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Roche Bay Magnetite Project is located near Roche Bay, on the eastern Melville Peninsula, within the District of Franklin, Nunavut Territory (north of the artic circle). The Melville Peninsula is bound by the Foxe Basin to the east, Committee Bay in the west and the Fury and Helca Straits in the north. The location of the project is shown on Figure 4-1 illustrated as mining leases 2952, 2953 and 2954 and 2955 (located southwest of 2954).

The nearest population centre is the hamlet of Hall Beach located 90 km to the northeast of the Roche Bay camp. Hall Beach has a population of 543 (Artic Co-operators Limited, 2007a) and is one of the longest permanently populated communities north of the Arctic Circle. Hall Beach is a northern transportation centre with a commercial-grade airport which can accommodate large jetliners with commercial flights 6 days a week. Growth in the Hall Beach area is projected to rise in the near future. The community of Igloolik, north of Hall Beach along the Melville Peninsula coast, has a population of 1500 (Artic Co-operators Limited, 2007b) and is also a major area of resources (people and supplies) to the area. The majority of the Hall Beach and Igloolik population is Inuit with both Inuktitut and English languages spoken.

The Roche Bay Magnetite Project consists of four mining leases that at the time of this report are 100% owned by Roche Bay Mining Corporation Company Ltd. now called Roche Bay plc. Roche Bay is registered with the department of Indian Affairs and Northern Development for the Government of Canada. The mining leases expiry date is July 23, 2021 and the details of the leases are listed in Table 4-1.and locations on Figure 4-1 except for mining lease 2955 which is located directly southwest of mining lease 2954.

AEI and Roche Bay have entered into an Option Agreement dated January 29, 2007 and amended by an Amendment Agreement dated February 5, 2007 (collectively the "Agreement"). The Agreement gives AEI an option to acquire up to 50% interest (the "Option") in Roche Bay's eastern deposits (Roche Bay Magnetite Project) located in the Territory of Nunavut, Canada (the "Property") subject to the third-party interests further described in the Agreement.

Under the Option Agreement, AEI will assume responsibility for raising financing and managing the completion of feasibility studies. Once these are completed, the Agreement provides for formation of a joint venture for the construction and operation of a mine. AEI will be responsible for the financing, design, build and operation of a mine and plant producing at least 6 million tonnes per year of iron concentrates or pellets. The Agreement is subject to several conditions based on operational milestones being achieved as further set out in the Agreement.

AEI will have full control of the programs required to complete the exploration milestones and will do so at its own cost. Upon completing all of the exploration milestones and exercising the

Option for a 50% interest in the Property, AEI and Roche Bay will form a joint venture. As long as it fulfils all of the conditions of the Agreement, AEI will remain as operator of the joint venture. Additional conditions including warrants and mine development expenditures are also included in the Agreement.

Figure 4-1: Location Map of Roche Bay Magnetite Project and Mining Leases


N
Hall Beach (90km)
2952
2953
2954
Roche Bay
Foxe Basin
DISTRICT OF FRANKLIN,
NUNAVUT TERRITORY

After Mining Recorder Nunavut Regional Office, 2006. Mineral Claim Sheet 47A6 (Note: Mining Lease 2955 Located Southwest Mining Lease 2954)

Table 4-1: List of Mining Leases, Roche Bay Magnetite Project

Lease Number	NTS Sheet 1	Expires Date	Hectares
2952	Lot 1 Group 1380 047A06	July 23, 2021	908.5
2953	Lot 2 Group 1380 047A06	July 23, 2021	802.5
2954	Lot 3 Group 1380 047A06	July 23, 2021	402.3
2955	Lot 4 Group 1380 047A06	July 23, 2021	118.6

Golder was provided copies of the mining leases by Roche Bay and a review has shown that the mining leases are in good standing with the Department of Indian and Northern Development. The lease holders of the property are Roche Bay Mining Corporation Company Ltd. now called Roche Bay plc. Roche Bay also holds additional mining leases on the Melville Peninsula which are outside the project area in this report.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Roche Bay Magnetite Project is located in a remote part of Canada in the Nunavut Territory (north of the artic circle). The nearby hamlet of Hall Beach has regular commercial air service six days a week. The project site can only be accessed by plane/helicopter, boat to the nearby shoreline and overland by four wheel, all terrain vehicles (ATVs). Access to site for the 2006 exploration program predominantly used a combination of small aircraft and boat. Both supplies and camp personnel were transported this way. Transportation around site was by ATVs. The ATVs were used to move personnel, drill equipment and fuel to the drill sites.

Previous exploration activities on the Roche Bay Magnetite Project in the 1980s also included the construction of a 1,300-1,400 m all weather, gravel air strip located approximately 1 km from the 2006 project camp as illustrated on Figure 5-1. This airstrip was built by Borealis Exploration Limited (Borealis) and is maintained by Roche Bay plc (Roche Bay). The airstrip has the capacity to service small aircraft with room for expansion.

During the site visit, completed by Golder on October 15, 2006, access to site was via boat ride from Hall Beach (approximate trip 2 hours). Access around the property was via ATV. Air access to site was available but not at the time of the site visit.

Figure 5-1: Landsat Image of Roche Bay Property


Roche Bay Magnetite Project
Landsat Image of Roche Bay Magnetite Property
Airborne Survey Area
N
REFERENCE
Airstrip
Roche Bay Main Camp

5.2 Climate

The daily average temperatures from December to March are -27° C to -33° C. During the summer, the average daily temperature ranges between 1° C to 5° C. However, temperatures can reach as high as 16° C in the summer. Annual precipitation averages about 23 cm (9 inches). Fifty percent of the annual precipitation falls during the months of July, August and September. Total snowfall for the year averages 124 cm. Owing to the relative uniformity of the prevailing winds, snow accumulates in large drifts at any break point in the wind (Harper, 1984). Summarized in Table 5-1 are the average daily temperatures for Hall Beach town (Environment Canada, 2007). Temperature conditions observed at the Roche Bay Magnetite Project camp have shown higher temperatures in the summer and less fog conditions when compared to Hall Beach (Botes, 2007)

Table 5-1: Average Temperature for Hall Beach, Nunavut 1970 – 2000 (Environment Canada, 2007)

Temperature:	Daily Average (°C)	Standard Deviation	Daily Maximum (°C)	Daily Minimum (°C)
January	-31.8	3.5	-27.8	-35.7
February	-33.2	3.5	-29.2	-37.2
March	-29.2	2.8	-24.7	-33.7
April	-20.4	2.8	-15.2	-25.6
May	-9	2.3	-4.8	-13.2
June	0.7	2.1	3.3	-1.9
July	6.1	1.4	9.4	2.8
August	4.7	1.1	7.4	1.8
September	-0.3	1.3	1.6	-2.2
October	-9.5	3.2	-6.3	-12.6
November	-20.2	3.4	-16	-24.3
December	-27.5	3.8	-23.4	-31.5
Year	-14.1	1.4	-10.5	-17.8

5.3 Infrastructure

There is no permanent infrastructure on the project site other than the 1,300 to 1,400 m gravel air strip (illustrated on Figure 5-1) and the historical core rack facilities from the 1982 drilling program.

At the time of the site visit on October 15, 2006, the camp facility consisted of temporary canvas/wooden tents which housed the personnel during the field season. Additionally, the camp and drilling equipment, temporary core storage and office area were also located at the camp site. Access from the water was from the shore line with no docking facilities.

5.4 Physiography

The Roche Bay Magnetite Project falls within two main physiographic regions of Canada. The low-lying peninsula that extends into Roche Bay ("the Roche Bay Peninsula") is part of the Foxe Basin region of the interior plains. The more rugged upland areas are part of the Canadian Shield. The summary of the physiography of the Roche Bay Magnetite Project area is taken directly from a report by Harper (1984) and is described in the following sections.

5.4.1 Shield Region

The upland areas are composed of metamorphic and igneous rocks. This dissected upland rises abruptly from the plain to an elevation of more than 200 m and forms a modified escarpment

trending north south. The surface of the upland area rolls gently to the west and becomes mountainous (500+ m) within 20 km of the west coast of the peninsula. The mountainous area of western Melville Peninsula forms the drainage divide, with many large deeply entrenched streams flowing west to Committee Bay. Melville Peninsula was glaciated during the last glacial period, and a thin (1-2 m) veneer of till was deposited. The till is generally buff to grey in colour and silty. The till is derived from local rocks and thus is largely composed of shield type material. Owing to the lack of vegetation, there has been extensive surface washing of the till resulting in the removal of fines, leaving the ground surface littered with boulders. Existing and abandoned streams tend to concentrate boulders in their stream beds.

During the previous glaciation, the land mass was depressed and wave action modified the landscape to an elevation of at least 110 m above sea level. At elevations below the marine limit, the till has been reworked into beaches or been completely eroded. The beaches consist of coarse pebbles and cobbles. The entire fine fraction has been removed by wave action. The beach at the highest elevation is generally poorly developed, tends to be relatively flat and is capable of supporting vegetation. An organic mat up to 10 cm thick has formed on these areas.

5.4.2 Foxe Basin Region

The Roche Bay Peninsula extending into Roche Bay is underlain by relatively flat-lying Paleozoic sedimentary rocks. This plain has an elevation of less than 30 masl in the vicinity of the base camp, and is up to 60 km wide at Hall Beach. Shallow lakes, swamp, and sand and gravel deposits cover the area. As the sea level dropped following deglaciation, the upper surface of the dolomite and limestone rocks was frost-shattered and wave worked into beaches. A single bore hole that penetrated the beaches indicated that the beach material was at least 3 m thick. The beaches are extensive and, owing to their mode of formation, tend to form closed depressions. Relic bedrock structures have been identified in the interbeach areas. These structures suggest that the overburden layer in the interbeach regions may be relatively thin. The beach tops tend to be well drained, dry and devoid of vegetation, and the interbeach terrain is wet and capable of supporting vegetation.

6.0 HISTORY

The history of the Roche Bay Magnetite Project is based on reports by Harper (1984) and Ursel (1968, 1969 and 1970) and information obtained from the Roche Bay plc website. A detailed description of the various exploration programs conducted on the property is provided in Section 10.0.

During the years 1968, 1969, and 1970, Borealis Exploration Limited (Borealis), under the direction of geological consultants Norman H. Ursel Associates Limited (Ursel), discovered extensive exposures of magnetic iron formations located on the Melville Peninsula in the District of Franklin, Northwest Territories. Surface geological studies and aeromagnetic surveys conducted by the Geological Survey of Canada and others confirm the deposits to be extensive.

During its first decade, Borealis acquired 233 claims from its initial permits on the Melville Peninsula, converting those claims into 21-year renewable Government of Canada leases in 1978 and 1979.

In 1980, the decision was made by Borealis to place the Roche Bay deposits into production by 1985. In 1981, the Melville Shipping Company completed a shipping study for Roche Bay along with a marketing study that showed magnetite selling for a substantial premium over hematite of the same grade. A bulk sample was taken for laboratory work designed to define the ore characteristics. The laboratory testing was undertaken by Eriez Magnetics and at Cedar Rapids Manufacturing. In that year, Borealis also completed the Borealis Initial Environmental Evaluation and Socio-Economic Reports for the project.

In 1982, Scott-Ortech Mining Ltd., a member of the Matthew Hall Group, completed an independent preliminary feasibility study (Scott, 1982) based on a drilling program completed in the summer of 1982 which comprised 16 BQ drill holes with a combined length of 3,214 m. The drilling focussed on Areas A, B and C. The Ontario Research Foundation tested the core for iron content and concentration along with a large bulk sample that was recovered from the property.

A detailed ground magnetometer survey was also conducted over the Areas A and B by members of Borealis' summer crew during the 1982 field season.

It was also reported that, in 1983, equipment and housing units were moved into the Roche Bay area, such that considerable mineralogical testing could be conducted and the construction of a 5,000 ft runway suitable for Hercules aircraft be built. Based on the site visit conducted by Golder on October 15, 2006, there is no indication that any equipment remains on site other than the gravel airstrip currently maintained by Roche Bay.

In 1984, Borealis put development of the Roche Bay Magnetite Project on hold due to limited financing.

During the 1990s, Borealis' holdings grew and diversified. In the late 1990s, the company decided to place all of Borealis' interests into subsidiary companies for ease of operations and to enable the sale of minority interests in specific areas of the company. In 1997, the Roche Bay Magnetite Project was transferred to the Roche Bay Mining Company Limited, which subsequently became Roche Bay plc. Borealis still remains a large majority shareholder in Roche Bay plc.

In 1998 and 1999, the property leases were renewed by Roche Bay plc for another 21-year renewable term.

Historical tonnages for the Roche Bay Magnetite Property were estimated in 1968 and updated annually until 1970 by Ursel. The tonnages were updated again in 1984 by Underhill and documented in Harper 1984. These are summarized in Table 6-1 and Table 6-2.

Table 6-1: 1970 Historical Tonnage Estimates by Ursel - Roche Bay Magnetite Project

Area	Approximate Length ft (m)	Average Width ft (m)	Tons per Vertical ft
A (Alder)	4,400 (1,341.1)	435 (132.6)	182,000
B	6,000 (1,828.8)	520 (158.5)	297,000
C	14,000 (4267.2)	400 (121.9)	533,000
D	5,000 (1524.0)	410 (125)	195,000
E	2,700 (823.0)	410 (125.0)	105,000

Ursel (1968, 1969 and 1970) defined five deposit areas with an estimated combined tonnage in the order of 0.5 billion tons. These tonnages assumed that the depth of the deposit was equal to the width of iron in the deposits. No iron grades were included and the deposit's size and tonnage were based only on surface mapping. Tonnages were estimated using a factor of 10.5 cubic feet per long ton, based on a specific gravity of 3.4 which was obtained by the Ontario Research Foundation. The surface areas were obtained by using average widths and approximate lengths. No information was available to validate and support these tonnage estimates; therefore, no confidence can be assigned to these tonnages.

The tonnage of iron on the Melville Peninsula in the Borealis lease groups was estimated by Ursel (1970) to be 4.3 billion long tons of mineable magnetite ore. The iron formations are composed of seven individual iron occurrences found in two linear sets of deposits, one on the west side

(Committee Bay) and one on the east side (Roche Bay) of the peninsula. The western deposits comprise three individual bodies: Borealis 1, 2, and 3; Borealis 4; and Borealis 5. The total tonnages in these western deposits were estimated to be 3.2 billion long tons (Ursel, 1970). The five individual eastern deposits, Areas A and B, C, D, and E, have been calculated to contain 1.1 billion long tons by Underhill (Harper, 1984) as summarized in Table 6-2..

Table 6-2: 1984 Tonnages Estimated by Underhill - Roche Bay Magnetite Project

Area	Tonnage
A (Adler)	158,000,000
B	309,000,000
C	426,000,000
D	160,000,000
E	86,000,000
Total	1,139,000,000

Underhill (in Harper, 1984) calculated these historical tonnages based upon surface geological mapping of the bedrock outcrops and the metallurgical testing of rock and bulk samples. The Fe grade of the BIF tonnage estimated by Underhill was between 23% and 34% Fe.

These historical tonnages and grades are considered relevant but of unknown reliability; they are not appropriate for public reporting as a Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves to JORC (2004) or NI 43-101 Standards. Golder is not treating the tonnages as current mineral resources as defined in Sections 1.2 and 1.3 of NI 43-101. These historical tonnages and grades should not be relied upon and is included only for the purpose of documentation of previous work. The specific data used to calculate these tonnages and grades were not available and have not been confirmed by Golder.

7.0 GEOLOGICAL SETTING

The geological setting description of the Roche Bay Magnetite deposit has been provided directly from reports by van Evendingen (1982), Ford (1982) and Harper (1984).

7.1 Regional Geology

The east-central portion of the Melville Peninsula is underlain by Precambrian rocks of the Churchill Structural Province in the interior, and Phanerozoic strata along the coast and eastward across the Foxe Basin. The regional geology of the Melville Peninsula is illustrated on Figure 7-1.

The Precambrian rocks are predominantly Archean and Aphebian granitoids (both massive and folidated) with narrow elongated belts of Archean supracrustals cutting across the peninsula in a northeast direction, which is concordant with the main structural grain in this part of the Canadian Shield. These belts consist of a suite of rocks known as the Prince Albert Group which consist of a sequence of Aphebian (early Proterozoic) or Archean metamorphosed sedimentary and volcanic rock (greenstones) exposed mainly in two belts on the Melville Peninsula and one belt southwest of Committee Bay. Subsequent work has shown these rocks to be Archean. The rocks are predominantly metavolcanics, which vary in composition from dark-coloured basaltic rocks through intermediate dacite to light-coloured rhyolite.

Three phases of diabasic dyke rocks are present, ranging in age from possible Archean to Upper Proterozoic.

The Phanerozoic rocks consist of Cambrian-Ordovician massive micritic limestone, sandstone, dolomite and dolomitic limestone.

Figure 7-1: Regional Geology - Melville Peninsula (De Kemp, Geology Survey of Canada)


N
Agn
Location of Roche Bay Magnetite Project

A stratigraphic column of the regional geology from Figure 7-1 is illustrated on Figure 7-2.

Figure 7-2: Regional Geology Stratigraphic Column
Melville Peninsula (De Kemp, Geology Survey of Canada)


PHANEROZOIC
PROTEROZOIC
ARCHEAN
MESOPROTEROZOIC
PALEOPROTEROZOIC
Cretaceous-Triassic sedimentary rocks
Jurassic sedimentary rocks
granite syenite
gabbro diorite anorthosite
ultramafic intrusions
mafic volcanic rocks
undivided carbonate and siliciclastic rocks
Silurian carbonate and siliciclastic rocks
Cambrian-Silurian carbonate and siliciclastic rocks
Cambrian-Ordovician carbonate and siliciclastic rocks
Cambrian sedimentary rocks
geological contact (approximate)
thrust fault (teeth on upper plate)
thrust fault offshore (teeth on upper plate)
volcanic rocks
undivided sedimentary rocks
undivided gneiss
undivided metasedimentary rocks
undivided metavolcanic rocks
granite monzonite syenite
undivided granulite-facies gneiss
granulite-facies sedimentary rocks
metasedimentary rocks
metasedimentary and metavolcanic rocks
metavolcanic rocks

7.2 Local Geology

The local geology of the iron deposits for the Roche Bay Magnetite Project has been described by Ursel (1968, 1969 and 1970), van Evendingen (1982), Ford (1982) and Harper (1984) and is provided as follows. The Roche Bay Magnetite Project lies in the Churchill Province of the Canadian Shield on the Melville Peninsula as illustrated on Figure 7-1. Roche Bay formations represent upper green schist to lower amphibolite facies, and have undergone extensive metamorphism at temperatures between 500°C and 700°C. The age of these rocks has been determined to be in the range of 1,580 to 2,900 million years before present. Two periods of folding have occurred, one with a northwest-southeast axis, and the other with a northeast-southwest axis (Ford, 1982).

The Roche Bay Magnetite Project encompasses five deposits of Algoma type Banded Iron Formation which have been labelled Areas A or Adler, B, C, D and E. These deposits are generally characterized by alternate bands of magnetite and silica, ranging in thickness from one m in thickness, down to one millimetre and with strike lengths 2,700 ft to 14,000 ft and 400 ft to 520 ft wide (Ursel, 1970). No current local geology maps have been completed for the property. Two historical maps illustrated on Figure 7-3 (Ford, 1982) and in Appendix A (Ursel, 1970) show the typical local geology that has been previously recorded.

In general, the local mapping and comparisons to regional geology for the Roche Bay Magnetite Project have been completed by Ford (1982) and is described as follows.

"Metasedimentary and metavolcanic rocks now appearing as chlorite schist, iron formation, metaandesite, biotite schist, metarhyodacite and metarhyolite were deposited on a basement of previously existing, partially granitized paragneiss. These units were formed more or less contemporaneously, excepting the chlorite schist which may have been an earlier flow rock. Present theory holds that the environment was that of a shallow sea and that the iron formation was precipitated chemically. The original chert having been recrystallized as quartzite. Some features such as slumping are still recognizable within the iron formation. The metavolcanic rocks were originally felsic volcanics flows contemporaneous with the iron formation. Their local variations could be the result of variations within one eruption or in different periods of eruptions. No recognizable vent areas were observed. Some of the felsic volcanic rocks appear to have formed as pyroclastic, ashfall deposits. Metagabbroic rocks, forming as a gabbroic intrusion, subsequently intruded into the area picking up inclusions of the iron formation. Often associated with and thought to be contemporaneous with the gabbro is the metabasaltic unit. It forms sills that follow regional bedding. The basalt probably came from the same parent material as the gabbro. As this whole assemblage, possibly with the exception of the chlorite schist and the gneiss, is thought to have formed under water, pillow structures within the basalt would be expected however none were observed. A border phase of amphibolite is seen near or in contact

with the gabbro. A quartz diorite has formed bodies, possibly plugs, within the gabbro. Metamorphism and regional tectonism probably caused the intrusion of the gabbro and associated units. The metamorphic grade appears to be upper green schist to lower amphibolite facies (biotite-muscovite to cordierite almandine zone). It appears that all units were turned on end and isoclinally folded. A series of steeply dipping faults cut the now vertical beds. Uplift and erosion have removed evidence of fold hinges. Possibly, Paleozoic limestones and dolomites were deposited in the map area as elsewhere; however, erosion has removed this cover. Finally, glaciation produced the present topography."

The sequence of formation of local geological units for the area studied by Ford (1982) is reproduced in Table 7-1 and corresponds to Figure 7-3.

Table 7-1: Local Geology Stratigraphic Column (Ford, 1982)

UNIT	LITHOLOGY
7	Glacial Drift
6	Metabasalt
5	Metagabbro a) Metagabbro b) Amphibolite c) Metaquartz diorite
4	Metamorphosed Felsic Volcanics a) Metarhyolitic b) Metarhyodacite c) Biotite Schist d) Metaandesite
3	Iron Formation A_1) Magnetite rich A_2) Quartz (Chert) rich
2	Chlorite
1	Quartz Feldspar Biotite Gneiss

Figure 7-3: Local Geology Map (Ford, 1982))


FIG 2B
A Line 48 N Base Line A′
B Line 43 N Base Line B′
C Line 37 N Base Line C′
ADLER DEPOSIT
"B" DEPOSIT
Lake
T.N. G.N.
29°
Rock Types:
1: iron form.
2: gabbro
3: gneiss
4: rhyodesite
5: chlorite schist
Legend:
antiform
synform
fault
strike/dip
cross-sect.
Scale:
0 100 200
1:8333

7.3 Lithology

The lithology of the Roche Bay Magnetite Project has been based on reports by Ford (1982) and Harper (1982) and is reproduced as follows.

7.3.1 Granitic Gneiss

This rock type is a member of the Amitioke Gneiss Complex, which contains units that are both older and younger than the Prince Albert Group.

In and around the mapped areas, the rocks encountered are medium to coarse-grained, well foliated gneisses of granitic composition. They are tan, grey, or reddish on weathered surface and generally pink, white, or grey/black on fresh surface. Quartz, potash (K), feldspar, and biotite are the essential minerals, with chlorite and epidote as accessories. Occasionally, mafia-rich phases up to a few metres thick are encountered. Prince Albert Group rocks are metamorphosed to amphibolite grade, and it is assumed that the surrounding granitic rocks have undergone the same metamorphism.

This unit is in contact with the eastern edge of the Prince Albert Group in the study area. The foliation is parallel to the regional trend of 35° and the observed dips are always to the east, Contacts are sharp, and probably at least partially faulted, for example, on the east flank of the C deposit.

7.3.2 Chlorite-Tremolite Serpentine Schist

This rock unit is medium to coarse-grained and light green in colour. It weathers recessively and the weathered surface is also a light green colour. The mineralogy appears to be entirely chlorite, tremolite, and serpentine, which have replaced the original minerals. The protolith for this rock would be an ultramafic volcanics containing abundant olivine and pyroxene. Southwest of Committee Bay, these rocks exhibit relict spinifex texture, but this texture is absent in the lavas to the east and is rare on the west side of the peninsula. It is likely that the high metamorphic grade has eliminated the evidence.

In the north part of the study area from 1982 (Areas A and B), this unit is found in thin bands (usually less than 5 m in thickness) bordering the western limit of the basaltic unit. In Area C, they are restricted to the east and west flanks of the deposit, and the units are thicker, often reaching up to 25 m.

7.3.3 Talc-Chlorite Schist

This unit is also representative of the ultramafic lavas in the region. The rock is a very light green colour, medium-grained, and very soft. This rock is probably a result of further alteration on the chlorite-tremolite schist, where talc replaced both serpentine and tremolite. This particular rock type is restricted to the east and west margins of the Prince Albert Group, as is the chlorite-tremolite schist.

It was observed during the 1982 mapping on the western part of the C grid between 40N and 44N, this unit has been extensively brecciated. The brecciation (up to 30 fractures per metre) has been healed by aphanitic veins of pink material, which are probably aplitic dykes. The fractures and angles of intersection are quite regular, suggesting that healed joint sets are responsible for the brecciated appearance.

7.3.4 Quartzite

The quartzite is a grey-coloured rock with a grey-brown weathered surface. It is medium-grained and generally monomineralic. Occasionally, a few flakes of mica are present, defining the original bedding. This rock type is invariably associated with quartz-mica schist, either in abrupt contact, interbedded, or transitional. When interbedded, the individual members are often approximately 3-5 cm thick. This creates a striking pattern in outcrop, where the schist weathers recessively in comparison with the quartzite and also weathers to a rusty salmon pink colour (due to the micas).

The protolith here is quartz arenite, a clastic sediment, which would be indicative of a shallower marine environment than the argillite or iron formation sediments.

This unit and the quartz-mica schist flank the main zone of iron formation at Areas A and B Together with ultramafic volcanics, they mark the eastern limit of the Prince Albert Group in Area C. At the western margin, they are again associated with ultramafics and are also occasionally mixed with basalt and iron formation.

7.3.5 Quartz-Mica Schist

These are composed almost entirely of quartz and biotite with accessory muscovite. The rock is white and dark grey on fresh surface, with the entire rock becoming darker with increasing biotite content (which can range from 5 to 35%). It often contains bands rich in almandine garnete (up to 0.5 cm). It has a salmon-rusty weathering surface similar in colour to the weathered metabasalt. However, the fresh surface shows well laminated quartz bands, 5 mm in thickness,

alternating with 1-2 mm thick biotite bands. This unit is invariably found associated with quartzite and, with decreasing micaceous content, the two are gradational.

The protolith for this rock type would be either greywacke or pelite, depending on the biotite content. These rocks would be deposited in deeper water than quartzite. Alternating quartzite and schist may indicate rapid fluctuation in the water depth caused by transgressive and regressive sequences. Like the quartzite, this unit flank Areas A and B, and it has a strongly developed foliation, which is parallel to the regional trend. Further south, this unit (plus quartzite and ultramafic volcanics) form the eastern and western margins of the Prince Albert Group, but it is also occasionally mixed with the basalt and iron formation near the western margin.

7.3.6 Metabasalt

This rock is dark green in colour and is relatively fresh at surface. It is generally massive or poorly foliated with variable grain size. Individual crystals may be up to 1 cm, but this is rare.

Commonly, crystals are 2-3 mm in size. The essential constituents of the rock are the ferromagnesian minerals (amphibole, pyroxene, and biotite), which comprise 50-70% of the total. Plagioclase feldspar (20-35%) and quartz (never more than 15%) are the other essential minerals. In addition to these, other amphiboles are also quite common, with actinolite (plus tremolite) and grunerite being dominant. Chlorite is often present, after pyroxene and hornblende. Frequently, the plagioclase shows partial alteration to clay minerals. Pyrite and pyrrhotite are the most common sulphides, and they are usually disseminated rather than in veinlets or stringers. Carbonate-rich veins are generally found near contacts. They are often irregularly shaped, showing pinch and swell structures, and they weather recessively to a light brown colour. The volcanic (greenstones) are quite resistant to weathering and form prominent knolls, ridges, and scarps. Volcanic structures are virtually absent, probably destroyed by the high degree of metamorphism. Rather poor examples of pillows were noted in the mapping from 1982 in a few widely separated locales, and there are several examples of what appear to be flow foliations, running parallel to the regional strike.

This unit is in part contemporaneous with the iron formation deposition, and bands of iron formation are commonly found in a thicker basaltic sequence. Close to the iron formation contacts, the basalt often contains euhedral magnetite crystals.

Other workers in the area, as described in the Harper 1984 report, have proposed that this unit is principally a gabbro that has intruded this region as a sill-like body plus minor basaltic components. Also in Harper 1984 are opinions describing cross-cutting relationships outside the study area in 1982 and the crystal size, inclusions of iron formation, and abruptness of contacts.

7.3.7 Argillite

The argillite is a black, detrital clastic rock found only in thin beds and lenses. Weathered surfaces have rusty stains and, despite the local metamorphic grade, the rock is still aphanitic (although small crystals of mica can be observed). Owing to its well-bedded occurrence, it fractures in rectangular blocks.

This rock is intimately associated with the iron formation. The black colour, rusty weathering, and peculiar fracture pattern are all characteristic of the iron formation as well. On weathered surface, the two rock types appear very similar, and a fresh surface must be examined to ensure correct identification.

7.3.8 Granodiorite

Lenses of grey-white, massive unfoliated granodiorite are occasionally found on the west side of the study area, adjacent to the basalts and intruding into quartzites and quartz-mica schists. The age of this unit is uncertain, but it appears to be relatively unchanged from its protolith (an igneous plutonic rock), which has been injected as a sill. The mineral composition is 25% quartz, 40% plagioclase feldspar, 20% potassium feldspar, and 15% biotite.

7.4 Structure

The structure of the Roche Bay area is based on reports by Harper (1984) and is described as follows.

The Melville Peninsula is dominated by a northeast regional trend. Several sub-parallel belts of the Prince Albert Group illustrate this trend. Archean greenstone belts, have a linear plan and are basin-shaped in a mass of quartzo-feldspathic gneisses. The granitic plutons commonly border and intrude the Archean greenstone belts creating an irregular, local accurate border in detail, although regionally it resembles a broadly linear structure.

Two phases of folding appear to have influenced the Melville Peninsula. The earliest folds (F1) trend NW-SE and plunge steeply (direction of plunge was not stated), ranging in size up to outcrop scale. The associated schistosity (S1) is well developed and is parallel to the planes of flattening of the pillows in metavolcanic rocks. The younger tight isoclinal moderate-to-steep plunging folds (F2) dominate the map pattern and are delineated by the NE-SW trend of the Prince Albert Group. The S2 schistosity is parallel to the axial planes, which are almost vertical.

The two belts of the Prince Albert Group on the east and west sides of the Melville Peninsula show vergence to the southwest. It is believed that this defines a peninsula-wide fold, the nose of

which was destroyed by granitic intrusion and mineralization. Another large scale fold may be present in the central portion of the peninsula, where the two Prince Albert belts on the east side of the peninsula converge and thicken appreciably.

In the mapped grid areas, the outcrop pattern shows the regional NE-SW trend with nearly vertical dips and foliations. Occasionally, the dip angles vary from near-vertical down to 60° - 70° (direction of dip not stated in report). Many faults and folds are present, but the vertically dipping nature of the bedding and foliation made structural interpretation difficult.

Locally, the faulting can be divided into two major groups depending on trend:

1. NE-SW faults with an average trend of 30° to 40° (no dip direction stated in report). The fault planes are parallel to the regional strike and are generally vertical. Relative motion is impossible to assess, but in proximity to these faults the local rock units are more sheared and finer-grained.
2. NW-SE trending faults averaging 1,200 m in length. Both sinistral and dextral strike-slip faults are present, and just south of Area C an offset of up to 800 m can be noted in the Prince Albert Group. The north end of the Area A terminates against one of these faults.

Small-scale faulting (up to 1 m) was observed by Harper (1984) in slump structures within the iron formation. This faulting was reported as syndepositional, occurring while the iron formation was still capable of soft sediment deformation.

It was reported by Harper (1984) that, locally, large-scale folding is absent on Area A, as all the units follow the regional strike pattern. On Areas A and B, a large-scale fold nose (50 inches) is present on the base line at line 36+00N. Here, the iron formation is folded about vertically dipping hinge lines, forming a 35° trending antiform-synform fold pair. It has been described by Harper that this is a large-scale drag fold, as a cross-cutting 50° trending strike-slip fault passes through this fold structure.

Small-scale folding (on the order of a few centimetres) is abundant within the iron formation, and with its alternating black and white bands, it is an ideal rock type to illustrate this small-scale folding. This type of folding is best developed at the north end of Area A. The folds are probably a result of soft sediment deformation (slumping). Chevron and isoclinal folding on the same scale probably represent the regional fold pattern. Occasionally, three phases of folding can be noted at the outcrop scale (Harper, 1984).

8.0 DEPOSIT TYPE

The Roche Bay Magnetite Project has been classified as an Algoma type iron ore deposit or Banded Iron Formation (BIF). The iron formation is characterized by well-laminated rock consisting predominantly of alternating magnetite and white quartz bands. On fresh surfaces, this banding has been described as visually striking, clearly showing microstructures such as small folds and minor displacement. Weathered surfaces are commonly steel black with occasional rusty zones. The rocks have been recrystallized but are still fine grained. Essential minerals are quartz (recrystallized chert) and magnetite. In addition, the iron formation contains silicates such as amphiboles, micas, and chlorite, which together may form up to 40% of the rock. Amphiboles present include grunerite, actinolite, and hornblende. Chlorite is occasionally associated with magnetite, and biotite and muscovite may also be present. Sulphide mineralization is dominated by pyrite and pyrrhotite with traces of chalcopyrite and arsenopyrite. The thickness of each band in the iron formation ranges between 1 m to 1 mm but is generally from 0.5 to 2 cm. Also, there is often a thickness variation between adjacent bands.

The Roche Bay iron formation deposits have been compared to the Algoma type iron formation deposits by Harper (1984) which is reproduced in Table 8-1.

Table 8-1: Comparison Table - Algoma-Type and Roche Bay Magnetite Deposits

Algoma-Type Iron Formation	Roche Bay Magnetite Deposit
Present in Archean volcanic and sedimentary rocks of the Canadian Shield	Present in Archean volcanic and sedimentary rocks of the Canadian Shield
Characteristically thin-banded or laminated with interlayered bands of ferriginous grey or jasper chert and hematite and magnetite	Jasper chert and hematite rare in east Melville deposits, more common in west Melville Deposits
Chemically precipitated sediment	Chemically precipitated sediment
Individual members range for more than 100m to less than 1m thickness	Individual members range for more than 100m to less than 1m thickness
Individual members rarely extend more than a few kin along strike, but may be linked together or distributed en echelon	Individual members rarely extend more than a few kin along strike, but may be linked together or distributed en echelon
Massive siderite and carbonate beds, iron silicate mineral facies (glauconite, chamosite) and iron— sulphide mineral facies (pyrite, pyrrhotite) present but less abundant than oxide facies	Calcite is often present (predominantly in microfractures) in wall rock, but less common in the banded iron formation. No massive carbonate beds observed. No siderite observed. No glauconite or chamosite observed. Pyrite and pyrrhotite are present occasionally up to a few percent*
Intimately associated with various volcanic rocks including pillowed andesite, tuffs, pyroclastics, or rhyolite flows, and with greywacke, grey-green slate, or black carbonaceous slate	Metabasalt and possibly minor tuffs, and pyroclastics are present; rhyolite absent in this region. The dominant sedimentary rocks are quartzite and quartz-biotite schist (plus greenstones associated with the mafic volcanics). Some black slate or argillite is present (inter-bedded with quartzite and iron formation).
Tuff and fine-grained elastic beds or ferriginous cherts are inter-bedded with the iron formation	Argillite is interbedded with the iron formation. Inter bedded quartzite occurs at the margins
Zonal relationships: sulphide-carbonate-oxide facies	Only oxide facies observed
In general, the iron formation overlaps the bulk of the acidic volcanic and in turn is covered by andesitic volcanics and associated greywackes	Iron formation interbedded with greenstone metasediments and associated with metabasalt. Acid volcanics absent in the immediate area, but present elsewhere in the greenstone belt

9.0 MINERALIZATION

The Roche Bay Magnetite Deposits is a BIF that occurs in linear deposits in a belt of steeply dipping folded and faulted volcanics and sediments of Archean age. Several iron formations have been defined on the Roche Bay Magnetite Project with the majority of the exploration concentrated on Areas A (Adler), B and C with minor exploration concentrated on Areas D and E. The approximate dimensions of each zone were defined by Ursel (1970) and were provided in Table 6-1 previously.

Based on surface mapping and limited drilling of these zones, the dip of the iron zone has been defined as vertical and sub-vertical (Bosman, 2006a). Therefore, based on this assumption, it is expected that the deposits may extend to considerable depth but this has not been confirmed by drilling. The iron zone widths vary from less than 30 m to more than 158 m, with overall magnetite content between 25 and 35% (Ursel, 1970 and Harper, 1984). These units pinch and swell, and multiple layers are present. The layers are alternating iron-rich (magnetite) and iron depleted (silica) bands of up to 20 m thick (averaging 2-5 m).

Sulphide mineralization (percentages unknown) has been reported in some areas of the BIF (core and outcrops) and is dominated by pyrite and pyrrhotite with traces of chalcopyrite and arsenopyrite (van Huyssteen and Lakshmanan, 1984). Additionally, the presence of trace amounts of silver and gold have also been identified. Testing of samples by the Ontario Research Foundation (van Huyssteen and Lakshmanan, 1984) identified detectable gold values occurring in layers which were poor in magnetite and rich in sulphides and iron-bearing silicates. The gold and silver values in the non-magnetics were found to be amenable to concentration by flotation. However, much variability in the ore was noted and, generally, the concentrate assays were low (<0.1 oz/ton Au) according to Melnbardis and Lakshmanan, 1983.

10.0 EXPLORATION

The exploration activities that have been completed on the Roche Bay Magnetite Project are divided into historical (1968 to 1983) and recent (2006). In general, initial exploration consisted of surface and air geophysical surveys, surface mapping and sampling, trenching and drilling in 1982. Drill core and surface samples from the historical exploration programs were metallurgically tested to determine iron content, and liberation and concentration methods. The recent exploration programs completed in 2006 consisted of an air geophysical survey, confirmation mapping (Bosman, 2006a), shallow drilling and metallurgical testing of 2006 core and historic core (Meken, 2007).

10.1 Historical Exploration

Details on the historical exploration and geophysics programs completed from 1968 to 1982 are summarized by Harper (1984) as follows.

10.1.1 1968-1970 Programs

The initial exploration target in the region focussed on the iron formation deposits discovered by the Geological Survey of Canada during a reconnaissance program.

Exploration activities began in 1968 with the acquisition of permits covering the Roche Bay Magnetite deposit in what was then the Northwest Territory, now Nunavut Territory by Borealis. Borealis was Roche Bay plc's direct predecessor corporation and was incorporated as a Canadian Dominion Chartered Company on August 26, 1968 (Ashley et. al., 1985).

On March 22, 1968, five prospecting permits were issued in the Districts of Franklin and Mackenzie. Borealis then commenced its first field program. Ursel was commissioned to conduct an exploration program on the Roche Bay Magnetite Deposit on behalf of Borealis. This exploration program by Ursel consisted of reconnaissance surface geological mapping, limited ground and airborne magnetometer and sample collection. Ursel discovered the East Melville Peninsula Iron Formation (Roche Bay) totalled which had a strike length of approximately 30 miles. This was later narrowed down to four zones (Areas A B, C, and D) each approximately 400 ft wide and 4,000 ft in length. Ursel also discovered the West Melville Peninsula magnetite and hematite iron formation which they estimated had a strike length of 15,000 ft and a width of 250 to 1,200 ft. From this initial field program, Ursel justified an expansion of the field program.

In 1969, a second field program was conducted by Ursel. This field program consisted of collection of five-ton bulk sample of iron formation, mapping and magnetometer surveys. This program expanded the known deposit and additional claims were staked on behalf of Borealis.

Additional Area E iron formation was also identified during the 1969 field season. The 1969 program confirmed the work done in 1968 and provided better documentation of the West Melville iron formation with extensive mapping and sampling. Roche Bay was identified as a natural harbour with 60 foot depth.

The exploration program continued in 1970 and was the final year for the prospecting permit areas. To retain this area, Ursel staked a total of 122 claims. In addition to geological mapping, a geophysical survey was conducted over the areas of interest.

Tonnage estimates by Ursel (1968, 1969 and 1970) for the five iron formation areas were based only on surface mapping and are summarized in the historical section of this report.

10.1.2 1982 Program

Scott Ortech Mining Ltd. was awarded a contract to prepare a preliminary feasibility study on the Borealis Roche Bay Magnetite Project. The study was limited to the Areas A (Adler) and B because they were closest to the tidewater and would require less infrastructure than the more distant deposits. The data used to generate this report was not based on diamond drilling or detailed mapping of the deposit areas. Therefore, the primary objective of the 1982 field season was to substantiate the assumptions made in the Scott Ortech study by obtaining additional data on Areas A (Adler) and B. The 1982 program had the following objectives:

a) to define the local geology of Areas A and B by means of surface mapping, diamond drilling, and geophysics;
b) to obtain bulk samples of the ore for milling and metallurgical testing;
c) to examine the potential for other mineralization in the immediate vicinity of the iron formations; and
d) to evaluate in a preliminary sense the potential of the C deposit.

By the end of the 1982 field season, it was clear that Area C had the highest grade of the three deposits, and was wider and larger than earlier estimated.

A drill program consisting of 3,214 m (10,542 ft) of BQ core was drilled by Midwest Drilling of Winnipeg, Manitoba. The historical drill hole locations are referenced on a local grid used in 1982. A summary of drill data and major iron formation intersections is given in Section 11.1 and the historic plans are illustrated on Figure 10-1. The original drill hole collars, based on the local grid, were converted to a standard UTM (NAD 27) system. Two holes from the 1982 drilling program were found in the 2006 field program and surveyed using a hand held GPS with the details in Section 10.3. These two holes were used as the reference points to shift the drill

holes to the NAD 27 system. The confidence of the drill hole locations is low and additional fieldwork is required to increase the confidence.

Figure 10-1: 1982 Approximate Drill Hole Locations


Roche Bay Magnetite Project
Historical Drilling on 2006 on Total Magnetic Field Survey
Areas A & B
1982 Drill Holes
Area C
2006 Drill Holes
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425000
427500
430000
432500

10.2 Historical Geophysics

10.2.1 Introduction

Geophysical surveys were discussed in earlier reports by Ursel (1968, 1969 and 1970) but with no specific details to provide in this report. More detailed historical geophysical surveys were provided in Harper (1984) and are provided in the following sections.

During the 1982 field season, a detailed ground magnetometer survey was conducted over Areas A and B by members of Borealis' summer crew. The magnetometer survey, employing two fluxgate magnetometers and one base station magnetometer for control, was carried out over the newly established grid covering both Areas A and B. A small northern portion of Area C was also surveyed at a later date.

The magnetometer survey coincided with surface geological mapping and was most helpful in delineating the magnetite iron formation/wall rock contacts. It was most effective in the talus/overburden covered area, i.e. where there was an absence of bedrock exposure. Information gained from the survey was also helpful in depicting relative magnetic intensities, thereby enabling a delineation of certain horizons within the iron formation. Data obtained from the magnetometer survey coupled with surface geologic mapping were used to choose the drill hole locations and their collar orientations for the 1982 drilling program.

10.2.2 Instrumentation

The field magnetometer survey was conducted with two Scintrex MF2-100 portable fluxgate magnetometers. The base station magnetometer was a MF2-100 GS fluxgate magnetometer utilizing an external sensor and a Soltec chart recorder. All instruments were rented from Scintrex Geophysical and Geochemical Instrumentation and Services, Concord, Ontario.

The choice of the fluxgate over the sensitive and precise proton magnetometer resulted from the extremes in magnetic gradient encountered over the survey area.

10.2.3 Field Procedures

Consulting geophysicist Ian Park (Park Exploration Geophysics, Toronto) visited the Borealis property from July 28 to 31, 1982, at which time he checked local conditions and all field procedures for the survey. During his visit, Mr. Park also gave instructions on preliminary interpretation of magnetic data, advised on the use of the susceptibility meter on drill core, and recommended collecting oriented samples for remnant magnetism studies.

As mentioned previously, the survey was conducted over the Areas A and B and the northern portion of Area C. A baseline common to all three deposits was surveyed in by McElhanney Surveying & Engineering Ltd., Calgary. Using the surveyors' turned pickets, the cross lines (perpendicular to the strike of the iron formation) were chained at 50 m spacings. The magnetic survey was run on all chained lines at a maximum station spacing of 12.5 m. The Roche Bay magnetite deposits are at and near surface, so as a result the magnetic profiles are narrow with steep slopes. In the vicinity of the peaks and troughs (important for dip and susceptibility determinations, respectively), the station spacing decreased to 1 to 6 m, in order that the peaks and troughs not be missed.

The raw magnetometer data were corrected for diurnal drift and micropulsation variations obtained from the base station recorder charts. Instrument drift was corrected daily relative to the base station magnetometer.

The Roche Bay magnetite deposits exhibit remnant magnetization effects due to the slow settling of magnetite particles in the presence of the earth's magnetic field at the time of deposition. Since the region was regionally metamorphosed, chemical remnant magnetization due to an increase in grain size or change in mineral assemblages may also be present. There are several small, discontinuous areas displaying strongly reversed magnetization, with intensities ranging from minus 30,000 gammas to minus 100,000 gammas.

10.2.4 Results of Magnetometer Survey

As the geologic mapping progressed, it became apparent that a structural feature, thought to be a fold, was present near line 37+00N and 0+50W. Magnetic profile data indicated the presence of a wide section of iron formation between 34+00N, 35+00N and 35+50N. Further to the north, the Adler deposit is rarely more than 150 m thick, compared to 225 m (1+32W to 90E) on line 35+00N. This thickening of the iron formation appears indicative of flowage into the nose of the fold during folding. The wide zone of iron formation separates at line 36+50N, and the limbs are clearly defined on lines 37+00N and 37+50N as well. On these three profiles, the western limb of (Area A dips) approximately 5° east and the eastern limb (Area B) dips 5° to the west showing the presence of a synclinal structure. In that case, the similar thicknesses of iron formation are assumed to lie below the surface in the nose of this northward plunging syncline.

Interpretation of the magnetic data suggests that a complementary fold may lie either near line 37+00, 1+75E or is offset north of the large fault at line 51+00N. It was recommended that more lines should be chained at 36+75N, 37+75N and magnetics conducted over them in order to verify whether the structure lies near line 37+00N or not.

Diamond drill hole 82-4 intercepted the iron formation to an in-hole depth of 257 m. This translates to a vertical distance of 182 m (597 ft) or 48 m (157 ft) beyond (i.e. east of) the inflection point taken from the magnetic profile. This observation supports the hypothesis of the anticline at line 37+00N (Harper, 1984).

The magnetic compilation map also reveals that the Area B is more interbanded than the Area A. This may be either an indication of more strain in the eastern limb (Area B), or a reflection of basalt localized along strong shear zones at the contact of the iron formation (Harper, 1984).

10.2.5 Discussion and Recommendations from Harper (1984)

The following discussion and recommendations are directly from Harper, 1984. The magnetometer survey conducted during the 1982 field season was very helpful in delineating the aerial extent of the magnetite iron formation and was especially useful in outlining the iron formation/wall rock contact.

The major drawback of the magnetometer survey is that the magnetometer was hand-held at approximately 1 m front the magnetite outcrop, resulting in spiked profiles. The spiked profiles are due solely to the steepness of the magnetic gradient being measured so close to the iron formation surface. The resulting profiles are hard to interpret with respect to structure (dip) and 'body' parameters such as width, depth and possibly grade calculations. Another inherent error in ground magnetometer surveys over a magnetic iron formation is the misleading values of magnetic susceptibility where the iron formation is dipping, in that an iron formation horizon, assuming a constant grade, will appear much lower in grade where it is subcropping compared to its grade or magnetic susceptibility on the surface.

Another example of misleading values would occur if the magnetometer survey was done over overburden or covered wall rock, where the overburden or talus contains boulders of magnetite iron formation. The magnetometer would respond to the magnetite, thus indicating the presence of a subcropping magnetic body at depth.

It was recommended by Harper that a low-elevation, airborne magnetic survey (30-50 m above ground) be flown over all the known deposits where local susceptibility effects are filtered out because of the increased separation between the magnetometer and the magnetite iron formation, allowing a clearer interpretation with respect to structure and spatial distribution of the ore containing unit.

10.3 2006 Exploration Program

The 2006 Exploration Program was described using reports from Roche Bay's consulting geologist Hendrik Bosman (Bosman, 2006b), airborne geophysical survey (Goldak, 2006) and observations from the site visit conducted by Paul Palmer of Golder on October 15, 2006. The 2006 exploration programs consisted of an airborne high resolution magnetic gradiometer geophysical survey, confirmation mapping of the bedrock outcrop with the geophysical survey, subsurface drilling and sampling collection from current drilling and historic drilling for metallurgical testing.

10.3.1 2006 Geophysics

An airborne high resolution magnetic gradiometer geophysical survey was completed for Roche Bay on Areas A, B and C between June 22 and 23' 2006, by Goldak Airborne Surveys (Goldak) which are based in Saskatoon, Saskatchewan, Canada.

The Survey was completed by using a Piper PA-31 Navajo airplane. The instrumentation on board the plane was a Geometrics G-822A optically pumped caesium vapour types with a sensitivity of 0.005nT. A GEM Systems GSM19W proton precession magnetometer with a GPS time base was used as the base magnetometer station during the survey. Base stations are used so diurnal conditions can be monitored in real time, then used in correction formulas when compiling the survey data.

A total of 624 line km with 546 km of traverse lines were flown at 125/305° East of UTM North and 78 km of perpendicular control lines. The plane flew at an altitude of 80m with a tolerance of 16m (+/- 20%) over a distance of 1 km. The line spacings were as follows:

Traverse Lines:

- Bearing 125°/305°E of UTM North
- Nominal spacing: 200 m
- Tolerance: 50 metres (+/-25%) over the distance of 1 kilometre

Control Lines:

- Bearing: 035°/215°E of UTM North
- Nominal spacing: 1600 m

Upon completion of the survey, Goldak compiled the data and deemed it of suitable quality for the purposes of geological interpretation (Goldak, 2006). Illustrated on Figure 10-2 is the total magnetic image over the survey area and Figure 10-3 is the vertical magnetic image over the survey area.

Figure 10-2: 2006 Magnetic Gradiometer Geophysical Survey (Total Magnetic Image)


Roche Bay Magnetite Project
2006 Geophysics Survey
Total Magnetic Field
Colour Image
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Figure 10-3: 2006 Magnetic Gradiometer Geophysical Survey (Vertical Magnetic Image)


Roche Bay Magnetite Project
2006 Geophysics Survey
Measured Vertical Gradient
Colour Image
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422500
425000
427500
430000
432500
435000

10.3.2 Field Mapping

A field mapping program was conducted by Hendrik Bosman, a geological consultant for Roche Bay, between July and August 2006. The purpose of the field mapping program was to check the surface habit of the deposit and verify the 2006 aeromagnetic survey with surface outcroppings (Bosman, 2006a).

The program consisted of reviewing bedrock outcrop with historical report, photographing outcrops and collecting general geology information. It was identified through the mapping program that the geophysical signature from the aeromagnetic survey correlates very well with

the actual outcrop extents as mapped. It was also identified that in some locations the geophysics failed to identify significant outcrop areas (Bosman, 2006a). The mapping program also confirmed the bedrock extents of deposits A, B and C, as outlined by previous exploration programs from 1968 and 1982.

10.3.3 2006 Drilling

The 2006 drilling program was planned by Bosman (2006b) using the outline of the geophysics and reconnaissance mapping. Although most of the area indicated by the geophysical anomaly is covered with overburden, most of the underlying material is thought to be magnetic BIF. From this information, a total of 26 positions were identified to start the drilling program. All holes were placed with the goal of intersecting iron material.

A total of 26 drilling positions were planned for an estimated 5,200 m of core as illustrated on Figure 10-4 as red and yellow circles. Of the 26 drill holes, only 3 holes were completed between September and October. The three bore holes (CW001, CW003 and CW005) were located in Area C and are illustrated on Figure 10-5 . The objective of the 2006 drilling program was to collect shallow cored samples from Area C for metallurgical testing.

Figure 10-4: 2006 Proposed Drilling Program



Figure 10-5: 2006 Approximate Drill Hole Locations


Roche Bay Magnetite Project
Historical Drilling on 2006 on Total Magnetic Field Survey
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1982 Drill Holes
Area C
2006 Drill Holes
REFERENCE

Drilling was completed using a portable AWX Drill System or "Winkie" as illustrated on Figure 10-6.

Figure 10-6: AWX Drill System



Three holes were drilled using the AWX Drill System for a total length of 53.94 m. The collar location, length, dip and azimuth data for each drill hole is shown in Table 10-1.

Table 10-1: 2006 Drill Collar Data

[redacted]

CW001	68°25'59.3"	82°47'10.2"	8.94	45°	345°
CW003	68°26'15.6"	82°46'43.4"	23	45°	320°
CW005	68°25'49.7"	82°47'21.6"	22	45°	320°

Collar co-ordinate data was collected using a hand-held GPS (using WTM- WGS84 system) and the azimuth and dip were determined using a compass which was collected by Roche Bay staff. No detailed logs were completed since the intent of the drilling was to provide samples for metallurgical testing. Golder has not verified the collar co-ordinate data. The collar data was later converted to UTM 27 in order to compare the historical 1982 drilling to the 2006 drilling.

Drilling activities were observed during Golder's site visit. Core recovery was observed to be good with very little broken or lost core intervals. Figure 10-3 and Figure 10-4 show photographs of core recovered from drill holes CW001, CW002 and CW003. Drilling conditions were difficult because of the loose overburden encountered and the type of drilling equipment used. Two holes were re-drilled due to these conditions. Drill holes labelled CW002 and CW004 were not completed because of drilling difficulties and were replaced by CW003 and CW005, respectively. A larger diamond drill rig is required to adequately drill test and sample the BIF.

11.0 DRILLING

11.1 Historical Drilling Programs

From July 23 to September 8, 1982, 3,214 m (10,542 ft) of BQ core was drilled by Midwest Drilling of Winnipeg, Manitoba. The aim of the diamond drilling program was to determine the grade of iron down hole as well as its consistency along strike. The drill holes were collared systematically along mineralized zones of the Areas A and B. One hole, C82-1, was collared within a mineralized section of Area C. The selection of drill targets was based upon the results of surface geologic mapping in conjunction with magnetometer data.

The historical drill hole locations were referenced on a local grid used in 1982. The detail of the conversion from the local grid to present day AMG coordinates has been lost and therefore it is difficult to accurately locate these holes. Illustrated on Figure 10-1 was an attempt to locate the historical drill holes to the current grid system. The confidence of the actual collar, locations is low. Additional fieldwork to locate these holes or re-establish drill grid is required. The collar co-ordinates, length, azimuth, area drilled, % iron and % recovery are summarized in Table 11-1 with the historic drill logs provided in Appendix B.

The core from the 1982 drilling program was sent to the Ontario Research Foundation (Melnbardis and Lakshmanan, 1983) for acid soluble iron content testing, Davis Tube testing and gold/silver testing. A total of 1,439 samples (representing 2,218 m of core) was provided from Borealis for this test work. The typical sample interval length tested was either 1.5 or 3.0 m of split core. All samples were tested for acid soluble iron content. The results of this testing is listed in Appendix C. The acid soluble content of the samples ranged between 10% to 40% iron.

In order to reduce the number of Davis Tube tests, Borealis staff selected 966 samples (representing 1,454 m of core) and combined them to make 84 composited samples for drill holes 82-1 to 82.4, 82-9 to 82-15 and 82-C1. The composited sample lengths were between 8 to 60 m long with and average length of 21 m. An additional 10 composited samples were tested from drill holes 82-5 to 82-8. The Davis Tube composted samples were ground to -74 µm before testing. The average acid soluble iron percentage from the DT composited samples ranged between 14.3% and 37.1% iron. The magnetic iron concentrates produced from the composited samples ranged between 65.3% and 70.7% iron. The mean DT iron concentrate and the mean recoveries from each drill hole are summarized in Table 11-1 with the results for each composite in Appendix C.

Dividing up the Davis Tube (DT) test results by deposit Area indicates that :

- Area A - DT mean Fe % ranges between 67.9% and 69% iron and mean recoveries between 68.6% and 94.4%;

- Area B - DT mean Fe % ranges between 67.6% and 71.1% iron and mean recoveries between 79.5% and 94.2%; and
- Area C - DT mean Fe % is 67.3% and mean recovery is 89.7%.

During the site visit conducted by Golder, a general inspection of the core storage facilities was completed. The 1982 core is stored both on the ground and on rebar/wooden racks and was not catalogued by Roche Bay at the time of the site visit. The remaining core is split and is labelled with metal tags. The core is also not stored in order with core trays from the same bore hole stored in several locations. Illustrated on Figure 11-1 is a photograph of the storage core racks.

11.2 2006 Drilling Program

Three AWX bore holes were completed between September and October, 2006 for a total length of 53.94 m. The approximate location of the three boreholes (CW001, CW003 and CW005). are illustrated on Figure 10-1. The objective of the 2006 drilling program was to collect shallow cored samples from Area C for metallurgical testing.

No detailed lithological logs were completed on the 2006 drill holes because their main purpose was for metallurgical testing. A visual inspection of the recovered core was completed by Bosman (2006a) and identified three distinct combinations of iron and siliceous banding. The ratios of siliceous bands to iron bands were 65%:35%, 50%:50% and 25%:75%. Photographs of the core were collected during the October 15, 2006 site visit by Golder and are illustrated on Figure 11-2 and Figure 11-3.

The samples collected from the 2006 drilling program were combined with C82-1 to create a single batch sample. The core (53.94 m) from the 2006 drilling program was combined with 163 m of split core from C82-1 (0 to 163 m) to create the "Batch 1" sample. The Batch 1 sample was submitted with four other batch samples (Batches 2 to 5) to SGS facility in December 2006 for sample preparation, x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability and Fe beneficiation (Coarse Cobbing and DT) testing. The results of the testing for the 2006 drill core is summarized below and the SGS report is provided in Appendix D.

The Fe % from x-ray whole rock analysis from Batch 1 was 32.9% Fe. The results from the recoverable magnetic Fe testing (Satmagan testing) showed that only 88.5% of the Fe or 29.1% Fe was recoverable. The other four batch samples showed similar results (11.5 to 31% Fe and 50.7 to 94.3 % recoveries) which indicates that whole rock x-ray analysis method has limitations for providing % Fe as an assaying technique for the Roche Bay Magnetite deposits (McKen, 2007).

The grindability testing (SPI – Sag Power Index) completed by SGS in order to determine Crusher Index, SPI time and hardness percentile were compared to the SGS SPI database.

Results indicated that there was a fairly low variability in the sampling due to the use of composited samples (McKen, 2007). SGS recommended that a better representation of the hardness profile would be obtained by testing samples which represented smaller blocks.

Coarse cobbing testing was completed on all batch samples in order to investigate dry magnetic concentration and gangue rejection. The results from Batch 1 was 41.1% Fe and 32.6 to 37.8% Fe for Batches 2 to 5. It was also noted that the sulphur content increased with cobbing which was attributed to the presence of ferro-magnetic pyrrhotite in the samples tested. The coarse cobbing results and recommendations by SGS indicated that it was an effective method and should be considered in the design to reject coarse gangue and minimise grinding costs (McKen, 2007).

The DT testing completed on the batches was done at two grinds (-74 μm and -38 μm) in order to evaluate the effect of grind on Fe concentrate quality. The results of the testing for Batch 1 indicated that the DT Fe % is 66.0% and recovery is 88.3% for -74 μm and DT Fe % is 69% and recovery is 37.9% for -38 μm. The S % for both grinds is 0.64% S and 0.63% S, respectively. The DT Fe % for Batches 2 to 5 are between 62% Fe and 69.2% Fe and the recoveries are between 51.4% and 92%.

In general, the lower grade samples (Batches 2 and 4) showed the lowest Fe % recovery but are still comparable with DT Fe % that are ranging between 62.0 and 66.4% Fe (depending on the grind). It was also noted that the S % was higher in the lower grade samples (1.9% S to 3.59% S) when compared to the higher grade samples (0.36% S to 0.64% S). The SiO_2% is between 7.11% and 10.1% for the -74 μm grind and the SiO_2% is between 3.06% and 6.49% for the -38 μm for all five batches.

Additional testing of the batch samples is ongoing at SGS including flotation testing to reduce sulphides and silica gangue and complete flowsheet testing based on final operating parameters.

Figure 11-1: 1982 Core Storage Racks – Roche Bay Magnetite Project



Table 11-1
Banded Iron Formation Interval Lengths and Davis Tube Testing Results for each Borehole

DDH - #	Location (local grid)	Location (UTM NAD 27)	AZI(°)	DIP(°)	TOTAL DEPTH (m)	Banded Iron Formation FROM	Banded Iron Formation TO	Davis Tube Testing INTERVAL LENGTH SAMPLED (m)	Mean Davis Tube Conc. WT.%	Mean % Soluable Iron in D.T. Conc.	Mean Recovery	ZONE TESTED
82-1	44+36N 0+50W	N 7596369.412 E 429675.5705	125	45	118	3	102.7	99.7	32.8	69.1	84.4	A
82-2	44+36N 0+50W	N 7596369.412 E 429675.5705	305	45	123	5	94.5	89.5	21.0	68.9	68.6	A
82-3	35+00N 1+40W	N 7595909.12 E 429233.4209	125	45	148	3.6	118.2	114.6	25.0	69.0	70.0	A
82-4	38+00N 2+30E	N 7595693.488 E 429530.9518	305	45	257	33.5	78.5	45	36.6	69.6	88.7	B
82-5	29+00N 0+90E	N 7595054.367 E 428894.9407	125	45	134	14.1	65.5	14.1-41.4 41.4-84.0	- -	68.6 68.3	- -	B[1]
82-6	28+00N 1+07E	N 7594964.174 E 428850.3629	125	45	149	52	111.7	52.0-79.0 79.0-112.0	- -	69.81 69.2	- -	B[1]
82-7	32+00N 2+30E	N 7595212.462 E 429182.1046	125	45	178	7.3	75.5	7.0-49.3 49.3-100.3 100.3-170.0	- - -	67.7 68.7 71.1	- - -	B[1]
82-8	32+00N 2+30E	N 7595212.462 E 429182.1046	305	45	170	4.1	163.6	4.1-50.2 50.2-101.0 101.0-163.8	- - -	69.4 67.6 67.9	- - -	B[1]
82-9	35+00N 0+05E	N 7595578.895 E 429181.3469	305	45	245	8.3	83.3	75	42.4	68.9	94.4	A
82-10	40+00N 0+15W	N 7596008.124 E 429436.0944	305	45	168.9	5.2	137.2	132	32.4	67.9	85.5	A
82-11	43+00N 2+44E	N 7596086.913 E 429833.6662	125	65	311	115	302.7	187.7	40.7	69.4	94.2	B
82-12	48+00W 0+50E	N 7596599.442 E 429968.2945	305	45	250	9.5	23.3	13.8	31.1	68.3	84.1	A
82-13	48+00N 2+60E	N 7596480.181 E 430134.6355	125	65	290	6	230	224	27.7	69.2	83.7	B
82-14	40+00N 2+85E	N 7595823.074 E 429691.1209	125	47	160	10.2	149	138.8	26.1	69.6	79.5	B
82-15	40+00N 2+20E	N 7595859.359 E 429638.7679	305	70	185	78.4	185	106.6	39.6	70.3	93.0	B
C82-1	61+00N 2+30E	N 7591890.827 E 426779.628	305	45	327	19.2	184.2	165	39.3	67.3	89.7	C

Note: This table is a combination of two separate tables from Lakshmanan, 1983 and Harper, 1984. The cored sample length from Harper does not correspond to the sample length sent to Ontario Rersearch Foundation. The interval shown is the sample length given by Ontario Research Foundation.
Note: D.T. = Davis Tube
Note: Mean Davis Tube Conc. WT.% is a weighted average of the results
Note: B[1] Mean Davis Tube Conc. Wt% and Mean Recoveries were not provided in the Lakshmanan report for these samples

Figure 11-2: Drill Hole CW001



Figure 11-3: Drill Holes CW002 and CW003



12.0 SAMPLE METHOD AND APPROACH

12.1 Historical Samples

The sampling method that has been employed on the Roche Bay Magnetite Project has been a combination of grab and bulk surface samples and composited drill core samples for metallurgical testing.

Details of the sample location, length and volume size for grab and bulk samples were not provided in the majority of the historic reports. The testing details for the 1982 core samples was provided by the Ontario Research Foundation (Melnbardis and Lakshmanan, 1983) and included the following methods and approach:

- Received 1,439 split BQ size core samples with the remaining half core retained on the Roche Bay Magnetite Project site;
- Of the 1,439 samples, the first 699 samples were treated separately and the remaining 740 samples were combined to create 370 combined samples. Therefore, a total of 1,069 samples were jaw crushed and then roller crushed to -7 mm (-3 mesh). The samples were then put through a riffle to obtain a representative fraction and pulverized and screened to -74 µm. A representative sample was submitted for the acid soluble iron assay;
- The remaining portions of the -74 µm samples were combined to create a total of 94 composited Davis Tube samples. The composited sample lengths were between 8 to 60 m long with and average length of 21 m. Iron assay % grades were determined for the head (feed), magnetic material and the tails including the concentrated weight percent of the feed;
- The DT non magnetic tails were also testing for gold and silver; and
- Multi-element whole rock analysis was completed on every tenth DT tail sample in order to determine deleterious elements.

12.2 2006 Samples

The 2006 sampling approach used for the 3 AWX drill holes included combining all 3 drill holes into a single composited batch sample using the entire core lengths. The 3 drill holes combined were equalled a total length of 53.94 m. The AWX composited sample was then combined with 163 m of core from 82-C1 (0 to 163 m) to complete the Batch 1 sample. Batch 1 was considered the "low grade" BIF sample from Areas C and Batch 2 (82-C1 – 163 m to 315 m) was considered the "high grade" BIF sample from Area C. Roche Bay staff created the batch samples on site and shipped the samples to SGS Mineral Services (SGS) metallurgical testing facility in Lakefield, Ontario.

All testing on the 2006 core was completed by SGS and included a total of five batch samples, Batches 1 and 2 from Area C and Batches 3 to 5 from Area A. Sample preparation was

completed by SGS and consisted of crushing, grinding and pulverizing samples to -200 and -38 μm followed by whole rock analysis. A description of the testing procedures and testing results are discussed in Section 16.2.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Historical Samples

Sample preparation and analyses for historical grab, bulk and core samples was completed at the various testing labs through 1968 to 1984. Most historical reports detail the standard sample preparations and analysis completed. There was no indication in the reports of the status of the samples tested. It can only be assumed that any remaining samples tested between 1968 and 1984 have been discarded. However, split drill core samples remain on site which could be used for confirmation testing of historical samples tested.

13.2 2006 Samples

The sample preparation and analyses of the 2006 drill core samples was reviewed by Golder during the January 8, 2006 site visit to the SGS testing facility. Five batch samples were provided to SGS for testing. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing. The preparation flowsheet for the five batch samples are illustrated on Figure 13-1. Testing procedures for the Satmagan and DT testing were provided by SGS (SGS, 2007) and are summarized as follows.

<u>Satmagan Test</u>

The Satmagan testing uses a sample preparation procedure with samples pulverized to -388 μm (-48 mesh to - 140μm (-100 mesh). Excessive pulverizing of a sample should be avoided. Samples are tested dry in order to obtain a proper weight percentage. Samples are only used once for testing.

<u>DT Test</u>

The DT is used primarily as an analytical instrument for the determination of the magnetic content of a pulp sample.

Sample Preparation

- Stage crush each sample to -864 μm (-20 mesh) in size;
- Split out 100 grams and transfer to a clean, dry porcelain pebble mill (Abbé-mill) containing 10 pounds of flint pebbles;
- Grind dry for the desired time; usually a series of grinds for 4, 8, 16, 32 and 64 minutes each are carried out;

- Empty the mill on a 5 mm (-4 mesh) screen to separate the pebbles from the ground sample. Brush the pebbles to ensure all the sample is collected; and
- Transfer the sample to a mixing cloth, mix well and remove 10.0 grams of material by scoop sampling.

DT Operation

- Turn on current to the magnets. A reading of 2 amperes should appear on the ammeter;
- Clamp the discharge hose at the lower end of the tube;
- Fill the tube with water to about 1 inch above the level of the water inlet orifice;
- Carefully introduce the 10.0 gram sample into the top end of the tube;
- Insert the rubber stopper in the top of the tube;
- Turn on the power to commence agitation of the tube. Agitate slowly at first;
- Open the water supply and remove the discharge hose clamp. A standard water flowrate is 1,000 mL/min;
- Increase the tube agitation to 100 strokes per minute. Operate for 4 minutes;
- At completion of the test, place a clean porcelain pan under the tube discharge hose and then switch off the current to the magnets;
- Operate the tube for about 30 seconds with no magnet current to ensure complete collection of the magnetic fraction from the tube;
- Stop the tube, clamp the discharge hose, allow the tube to fill with water to the original starting level, turn off the water supply, and stopper the tube;
- Allow the concentrate to settle, then carefully decant the excess water;
- Dry and weigh the concentrate and prepare for assay; and
- DT non-magnetics may be collected if requested by placing a suitable container under the discharge end of the tube.

Figure 13-1: 2007 Batch Sample Preparation Flowsheet (McKen, 2007


5 Samples (Batch 1 to 5)
Select Uncrushed Sample for SPI
30 kg
SPI
Crush Core at ~1-1/4"
Store Reminder
100 kg
Test Charges 3 x 10 kg
30 kg
Stage-crush to 1/2"
Store Reminder
Stage-crush to 6 mesh
20 kg
BWI
Stage-crush to 10 mesh
Head Assays Fe_3O_4, WRA, S
30 kg
Test Charges 10 x 2 kg 1 x 10 kg

14.0 DATA VERIFICATION

14.1 Historical Data Verification

The historical data verification has generally been a review and summary of the historical reports that were generated from 1968-1970 and 1982 to 1984 which included the field program reports, geological reports, drill logs and metallurgical testing reports. Golder did not collect any independent samples or survey historical collars as part of their review.

Golder conducted a site visit on October 15, 2006 and reviewed the split core remaining on site from the 1982 drilling program. Additionally, GPS collar surveys of two historical drill collars (82-4 and 82-12) were collected by Roche Bay staff during the 2006 field program. It has not be conclusively determined if these are the correct collars since no collar identification markers were placed on the 1982 drill collars.

Historical mineral resource estimates have also not been verified by Golder since the original calculations were not available. These historical mineral resources can not be considered current mineral resources.

14.2 2006 Data Verification

The 2006 data verification review that has been conducted by Golder is based on the October 15, 2006 site visit to the property and the January 8, 2006 site visit to the SGS metallurgical testing facility and the review of reports completed from the 2006 field programs. The reports review include the airborne geophysical survey (Goldak, 2006), the mapping and drilling program (Bosman, 2006a) and the metallurgical testing (Mcken, 2007).

As part of these site visits, Golder observed the 2006 drilling conditions including set-up, core recovery, core storage and metallurgical testing of core samples from the 2006 and 1982 drilling programs.

The field programs conducted in 2006 including: the airborne high resolution magnetic gradiometer geophysical survey, bedrock confirmation mapping and drilling is sufficient only to confirm the occurrence of BIF in Areas A, B and C (Bosman, 2006a and Goldak, 2006). The metallurgical testing of drill core samples form Areas A and C have shown effective concentration and recovery can be achieved by crushing and magnetic separation (Mcken, 2007). Additional drilling data, metallurgical testing and the development of a data collection quality control and quality assurance program is required to provide sufficient information to enable a mineral resource to be estimated for the Roche Bay Magnetite Project.

15.0 ADJACENT PROPERTIES

No properties are located adjacent to the Roche Bay Magnetite Property. The nearest iron formation property is the Mary River Iron Ore Project in Northern Baffin Island Nunavut located northeast of Roche Bay.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Historical Mineral Processing and Metallurgical Testing

Mineral processing and metallurgical testing have been completed on grab, trench, bulk and drill core samples from the Roche Bay Magnetite property from the 1968 to 1970, 1982 and 1983 field programs. Golder has not verified the results of the test work. This is a compilation of previous reports only and has been referenced. As such, no comment is made by Golder on the validity or the results and recommendations.

A summary of these testing programs follows:

1968 to 1971

The first reported testing of samples collected at the Roche Bay Magnetite Project was from the 1968 field program which collected surface grab samples from Areas A, B and D from the eastern deposit (Roche Bay) and western deposit (Committee Bay) also called the Z iron ore zone (Area Z which is not included in the Roche Bay Magnetite Project area).

The laboratory testing and results from the 1968 field program were summarized in a report by Ursel (Ursel, 1968) which identified that the average Fe content from the Area A was 30%, 25% in the Area B and 27% in Area D. DT testing was also completed on the grab samples and Ursel reported that the testing produced a concentrate exceeding 65% Fe at a grind of 85% passing the -43 μm (325 mesh) with recovery on the average greater than 90%. The original sample location was not provided in the report, only which area it was from.

The 1969 testing program was based on continuous chip samples collected from intervals between 20 and 50 feet long grab samples from each of Areas A, B D and Z. Each sample was approximately 20 to 25 lbs in weight. These samples were combined to create two bulk samples totalling approximately ten tons for testing (Underhill and Cox, 1981). The exact location of these samples has not been confirmed by Golder. The 1969 testing was carried out by H.E. Neal and Associates (Neal, 1969) and it was reported that the samples grades of the eastern deposits (Roche Bay) ranged between 23% and 34 %Fe and 20% and 33% magnetic iron. DT testing produced magnetite concentrates ranging between 68% and 70% soluble iron from both the eastern and western deposits when using a grind of about 85 % and 90% passing -43 μm. The samples from the eastern deposits, required from 40 to 60 seconds grinding time to produce a DT test concentrate of 67 and 68% Fe. The average recovery (both east and west) was excellent, exceeding 90%. Samples of the DT testing concentrate ran about 0.02% sulphur, and 0.018% phosphorus. It was identified at the time of the testing that simple magnetic methods of beneficiation produced a super concentrate with no flotation required.

Also reported by Underhill and Cox in 1981, additional work on a ten-ton sample was done by a European group under the direction of Dr. Eberhard Theurkauf and Wolfgang Jacobs. The sample location and type of sample tested was not included in the report. The findings suggested that a satisfactory concentrate could be obtained by grinding to -61 µm (240 mesh) rather than to -43 µm (325 mesh).

1980 to 1983

In 1980, preliminary beneficiation and reduction tests were completed on a 300 kg sample from the Roche Bay deposit by the Allis-Chalmers Process Research and Test Center. The location of the sample from the deposit was not provided in the report. The purpose of the test work was to beneficiate the ore by coarse crushing and dry magnetic separation, with the resulting beneficiated ore being of a size large enough to be acceptable for direct processing in an Allis Chalmers ACCAR rotary reactor. The conclusions from the test work completed by the ACCAR process indicated a relatively low total iron content achieved by coarse beneficiation and suggested to Borealis that further beneficiation and pelletizing would be required to allow production of direct reduced iron with high enough total iron to be economic for further electric furnace processing. The reduction tests completed were very good, showing the ore was quite easy to reduce (Schumacher, 1980). The exact location of the sample used in the testing has not been able to be confirmed by Golder.

In 1980, the first bench scale test work was completed by Eriez Magnetics and demonstrated that a concentrate with a grade of at least 62% iron can be obtained utilizing a dry magnetic process after grinding the ore to -74 µm and the recovery of the iron can be reasonably expected to be 85% to 90%. The testing was based on a 100 lb sample provided by Borealis. It was also recommend by Jacob that three stages of magnetic separation and crushing would produce the best results with a minimum of crushing (Jacob, 1980). It was felt that the 62% can easily be improved to 64% iron (Underhill and Cox, 1981). The exact location of the sample used in the testing has not been able to be confirmed by Golder.

In 1981, a flowsheet program was developed by Eriez Magnetics for the dry processing of magnetite for the Roche Bay Magnetite Property. Golder did not review the flowsheet as part of his review only the general results of the program.

The program included a bulk sample that was obtained from the deposit (sample location in the report was not provided) that represented approximately five 55-gallon drums of material. This material was determined to be low-grade iron ore material by Borealis staff. Also, an additional 1,000 lbs of ore material was provided from a previous feasibility study to test as well. This material was considered high-grade iron ore material by Borealis staff. Golder was also unable to find records to determine the original sample location. The conclusions from the flowsheet

program indicated that a concentrate exceeding the objective of 62% Fe can be obtained with a recovery exceeding 90%. Fine milling costs can be held to a minimum by use of staged flowsheets. Recommendations from the report identified that a pilot plant should be installed to confirm the results of the testing on a long-term basis. Three stage crushing and milling flowsheet is recommended and cobbing is not considered necessary unless a considerable amount of ore is expected. Low grade ore would also be rejected at stage No. 1 of the flowsheet (Ross, 1982). The exact location of the samples used in the testing has not been able to be confirmed by Golder.

In 1982, an extended flowsheet program was developed by Eriez Magnetics to support work for the feasibility study being completed by Scott-Ortech. Samples were provided to Eriez Magnetics and three were used for testing with a combined weight of 2971 lbs (Bag A – 1256 lbs, Bag B – 1030 lbs and Bulk A – 635 lbs). Golder was unable to determine the original sample location. Pyrite mineralization was also identified in the Bag B sample (Ross, 1982).

The ore examined in this study and the results obtained are somewhat different than seen previously by Eriez Magnetics. Overall, only 75.6% of the available iron units were recovered. This appears to be indicative of very poor recovery. It must be remembered that pyrites are present in this ore and had not been seen previously. Microscopic examination found liberated pyrite in the tailings through the final stages of crushing. Examination of the tailings found some of weakly magnetic material. Further consideration of this material found it liberated poorly. It could also be a form of maghemite possibly oxidized from surface exposure. Screens were used for classification in the test program but air classification will be used in the plant. The wet drum test performed indicated very little upgrading could be gained. The wet drum improved the grade from 63.3% to 63.5% iron. The conclusions from this set of tests identified that a high grade concentrate, exceeding 62% iron, with recovery greater than 90% can be produced using a dry magnetic beneficiation process (Ross, 1982). The exact location of the samples used in the testing has not been able to be confirmed by Golder.

In 1983, 48 samples were DT tested in order to provide percentages of magnetite and iron by Eriez Magnetics. Golder was unable to determine the original location of the samples. The results of the testing showed that the range of iron content of the feed was between 12.8% to 35.95% and the range of iron after DT testing was between 46.43% to 71.06% with the majority of the samples above 65% iron (42 out of 48 samples) (Kolarik, 1983).

1983 Drill Core Testing – Ontario Research Foundation Phase 1 (Melnbardis and Lakshmanan, 1983)

In 1983, a series of DT tests were conducted by the Ontario Research Foundation (ORF) on a selection of composited drill core samples from the Borealis 1982 drilling program of the Roche Bay Magnetite Deposit.

Two shipments containing 1439 individual samples of split cores were received at the ORF pilot plant from Midwest Lake, Manitoba and Erie, Pennsylvania. These samples represented 2218 meters of core from 16 drill holes (82-1 to 82-15 and 82C-1) from the Alder (A), B and C iron ore zones of the Roche Bay Magnetite Deposit. The initial Phase 1 of testing of the drill core samples involved preparation of representative sample portions for evaluations based on acid soluble iron assays and evaluation of magnetic iron recovery from composite samples selected for DT tests. The non-magnetic DT tailings were also analysed for gold and silver and a multi elemental whole rock analysis on every tenth sample of the tailings

The samples each representing about 1.5 m of the split core were prepared individually or combined into pairs for acid soluble iron assaying. Altogether, 1,069 analyses were used to evaluate the total core received. The acid soluble iron content of the assay samples generally ranged from 10 to 40% iron. Additionally, a Borealis representative selected 966 samples (representing 1,454 m of the core from drill holes 82-1 to 82-4, 82-9 to 82-15 and 82C-l) to create 84 composite samples. The composites (assaying from 14.3% to 37.1% acid soluble iron) were tested in the DT for magnetic iron recovery from feed crushed to -74 μm.

Except for the composite sample representing drill hole 82C-1 (from 19.2 to 37.2 m), the DT magnetic iron concentrates produced from the other 83 composited samples contained between 65.3% to 70.7% acid soluble iron. The 82C-1 sample assayed 56.9% acid soluble iron. The magnetic iron recovery levels attained in the 84 DT test samples varied form 35.3% to 97.9% with 61 of the samples with recoveries above 80%.

The 84 non-magnetic tailings of the DT samples were assayed for gold and silver. The gold values ranged from trace to 4.82 g/t for 36 of the 84 samples with traces of silver for 73 of the 84 samples.

The results of the testing showed an increasing trend of recovery with increasing weight recovered. Over the same range, the trend of concentrate grade against recovery was not clearly defined, but ranged in values from 67.3% to 70.3% with mean recoveries of 68.6% to 94.4%. Some of the individual composites (such as 1-4, 2-4, 3-8. and 13-2) showed low recoveries and correspondingly low weight recoveries. However, the grade of the recovered material in these tests compared favourably with those in the tests with high recoveries, indicating the possibility

of non-magnetic iron in these samples. Mineralogical examination did not reveal the presence of non-magnetic iron. It appears that the low recoveries are a function of the low sample head grades with the composites in question.

1983 Ontario Research Foundation Phase 2 (Lakshmanan et al., 1983)

In 1983, the Phase 2 testing program was completed by the ORF. The purpose of the Phase 2 testing program included the following:

- Bond work index determination;
- Cobbing, dry and wet magnetic separation tests to determine grind vs. grade relationships, effect of field intensity and iron occurrence in various size fractions;
- Flotation of sulphides from magnetic concentrates;
- Pelletizing and firing of magnetic concentrates; and
- Flotation of non-magnetics to recover gold and silver.

Three samples were used for the various testing and consisted of:

- A 50 kg feed composite prepared from drill hole 82C-1 core samples (C iron ore zone);
- Composite 1 which was made up of 137 individual samples from drill holes 82-1, 82-12 and 82-3 (Alder iron ore zone); and
- 60 tons of Borealis trench sample was provided from Eriez Magnetics.

The results of the metallurgical testing indicated the following:

- The Bond Work Index (BWI) was determined to be between 8.1 and 9.1. This was considered low for this type of material tested;
- The wet magnetic separation was shown to be superior to dry separation;
- The liberation by grinding to at least 100% -104 μm (150 mesh) is required to obtain concentrates greater than 62% acid soluble iron;
- The high grade concentrates (>70% acid soluble Fe) can be achieved only be regrinding to -38 μm and separation of a lower grade concentrate;
- The Sulphur can only be removed from the magnetics to a limited extent by flotation. Final concentrate assays ranged from 0.7% to 4.0% sulphur;
- The pelletizing and firing of a magnetic concentrate was found to be an effective method for sulphur removal. Sulphur was reduced from 0.7% to 0.01% by this technique; and
- The gold and silver values in the non-magnetics were found to be amenable to concentration by flotation. However, much variability in the ore was noted, and generally the concentrate assays were low (<0.1 oz/ton Au).

1984 Ontario Research Foundation (Lakshmanan and Huyssteen, 1984)

The test work that was completed by the ORF in 1984 consisted of the following:

- Systematic mineralogical examination of selected drill cores from the Roche Bay Magnetite Deposit. Thirty-eight polished thin sections were used in the examination;
- Mineralogical evaluation of a quartz vein sample from the deposit, particularly for gold and sliver values;
- Mineralogical analysis of a limestone sample from the Melville Peninsula; and
- Mineralogical investigations of bench scale test products generated from the ORF to facilitate the choice of the best proven technique for concentration. The process products examined included sulphide flotation concentrate, "trench" material, Davis Tube magnetic concentrates and gold-rich flotation concentrates.

The results of the test work indicated the following:

- The only iron ore mineral occurring in the deposit is magnetite; no significant quantities of hematite or siderite are present;
- The magnetite occurs consistently throughout the deposit as subhedral crystals having a liberation size of 50 microns (C iron ore deposit);
- The ore consists of parallel bands of magnetite crystals in a silicate matrix;
- The main silicate minerals in the deposit are quartz, biotite and grunerite;
- The ore has been subjected to intermediate regional metamorphism as evidenced by: the abundance of microfolds and microfaults and the mineral assemblage shows a complete lack of low grade metamorphic minerals such as stilpnomelane and minnesotaite;
- The detectable gold values occur in layers which are poor in magnetite and rich in sulphides and iron-bearing silicates;
- The gold and silver values are not associated with sulphides;
- The quartz vein sample collected from the Melville deposit did not contain any gold or silver;
- Sulphides (pyrite and pyrrhotite in particular) are the only significant impurity in this ore. No significant quantities of alkali, phosphorous or titanium bearing minerals are present;
- The sulphide content of magnetite concentrates may be effectively reduced by flotation;
- The "trench" material was found to be similar to the 82C-1 bore hole material, but contained higher amounts of amphiboles; and
- Flotation concentrates, produced by treating the non-magnetics, were found to have gold contents of up to fifty times that of the head samples.

16.2 2007 Mineral Processing and Metallurgical Testing

Drill core samples in eight containers were submitted to SGS located in Lakefield Ontario in December 2006 (McKen, 2007). These samples were combined by SGS under the direction of Roche Bay staff to create five batch samples for testing. Each batch sample was selected either from the 2006 drill core program or from the historic core stored on site from the 1982 drilling program. Batch samples 1 and 2 were selected from deposit Area C to represent visually high and low grade magnetite samples. Batch samples 3 to 5 were selected from Area A to represent visually high, medium and low grade magnetite samples. Samples selected from the 2006 drilling program were whole core samples while samples selected from the 1982 drilling program were split core samples. The details of these samples are summarized in Table 16-1 including their Fe % and S % from whole rock analysis by SGS.

Table 16-1: 2007 Batch Samples Tested from Roche Bay Magnetite Project

Batch No.	Drill Hole Nos. (Interval in m)	Deposit Area	Fe %	S %
Batch 1	82-C1 (0-163 m), CW001 (0-8.94 m), CW003 (0-23 m) and CW005 (0-22 m)	C	32.9	0.40
Batch 2	82-C1 (163-315m)	C	22.8	0.70
Batch 3	82-9 (8-80 m)	A	32.9	0.29
Batch 4	82-9 (80-150 m)	A	26.3	0.50
Batch 5	82-9 (150-224 m)	A	21.7	0.72

All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and DT) testing. The preparation flow sheet for the five batch samples are illustrated in Figure 13-1 and the results of the x-ray whole rock analysis and the Satmagan magnetic iron determination testing is presented Table 16-2. The results of the batch testing are summarized below and the SGS report is provided in Appendix D.

Table 16-2: 2007 Batch Samples Head Assays and Satmagan Results (McKen, 2007)

Assay	Batch-1	Batch-2	Batch-3	Batch-4	Batch-5
SiO_2 %	47.7	51.9	47.8	55.0	55.5
Al_2O_3 %	1.28	5.03	1.31	2.30	5.41
Fe_2O_3 %	47.0	32.6	47.0	37.6	31.0
MgO %	1.68	3.36	1.81	2.08	2.25
CaO %	1.83	2.50	1.08	1.69	2.08
Na_2O %	0.27	0.48	0.44	0.11	0.65
K_2O %	0.70	1.90	0.81	0.98	1.95
TiO_2 %	0.04	0.19	0.03	0.07	0.17
P_2O_5 %	0.19	0.18	0.17	0.25	0.18
MnO %	0.03	0.09	0.03	0.06	0.08
Cr_2O_3 %	0.01	0.02	0.02	0.01	0.01
V_2O_5 %	< 0.01	0.01	< 0.01	< 0.01	< 0.01
LOI %	-0.58	0.49	-0.46	-0.10	0.29
Sum %	100.2	98.8	100.0	100.0	99.6
Fe %	32.9	22.8	32.9	26.3	21.7
S %	0.40	0.70	0.29	0.50	0.72
Satmagan (as %Fe_3O_4)	40.2	16.0	42.8	22.0	15.9
Recoverable Fe (mag Fe) Content %	29.1	11.6	31.0	15.9	11.5
% Recoverable Fe	88.5	50.7	94.3	60.6	52.9
Non-recoverable Fe %	3.8	11.2	1.9	10.4	10.2

The Fe % from x-ray whole rock analysis for Batches 1 and 2, deposit Area C, was between 22.8 and 32.9% Fe with the results from the % recoverable magnetic Fe (Satmagan testing) between 50.7 and 88.5% and the Fe % between 11.6 and 29.1% Fe. The Fe % from x-ray whole rock analysis for Batches 3 to 5, deposit Area A, was between 21.7 and 32.9% Fe with the results from the % recoverable magnetic Fe (Satmagan testing) between 60.6 and 94.3% and the Fe % between 11.5 and 31.0% Fe.

The grindability testing (SPI – Sag Power Index) completed by SGS in order to determine Crusher Index, SPI time and hardness percentile were compared to the SGS SPI database which is illustrated in Figure 16-1and Table 16-3. The Crusher Index for Batches 1 and 2 were between 5.8 and 8.8 and for Batches 3 to 5 were between 3.6 and 6.4. The SPI for Batches 1 and 2 were between 110.7 and 165.6 minutes and the SPI for Batches 3 to 5 were between 109.4 and 135.6 minutes. The hardness percentile ranged between 73 and 89 for all five batches. The results from the grindability testing indicated that there was a fairly low variability in the sampling and this was attributed to the use of composited samples (McKen, 2007). It was recommended by SGS that a better representation of hardness profile would be obtained by testing samples representing smaller blocks.

Figure 16-1: Batch Samples SPI Testing (McKen, 2007)


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Roche Bay PLC
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Table 16-3: 2007 Batch Samples Summary SPI and Crusher Index Results (McKen, 2007)

Sample Name	SPI Number	Crusher Index	SPI (minutes)	Hardness Percentile
Batch 1	1-929	8.8	110.7	73
Batch 2	1-930	5.8	165.6	89
Batch 3	1-931	3.6	109.4	72
Batch 4	1-932	6.4	135.6	82
Batch 5	1-933	6.3	121.8	77

Coarse cobbing testing was completed on all batch samples 100% passing – ½ inch in order to investigate dry magnetic concentration and gangue rejection. The results are presented in Table 16-4. The results from Batches 1 and 2 were between 32.6 and 41.1% Fe and between 35.5 and 37.8% Fe for Batches 3 to 5. It was also noted that the sulphur content increased with cobbing which was attributed to the presence of ferro-magnetic pyrrhoite in the samples tested. The coarse cobbing results and recommendations by SGS indicated that it was an effective method and should be considered in the design to reject coarse gangue and minimise grinding costs (McKen, 2007).

Table 16-4: 2007 Batch Samples Cobber Test Summary (McKen, 2007)

Test	Grind 100% Passing	Concentrate Wt %	Fe %	SiO_2 %	MgO %	S %	Mt %	Recovery Fe %	Mt %	Tailings Wt %	Mt %
MS1	1/2"	89.0	41.1	35.2	1.80	0.64	53.4	97.7	99.8	11.0	0.70
MS2	1/2"	52.0	32.6	39.4	3.20	1.27	41.3	73.7	98.0	48.0	0.90
MS3	1/2"	92.0	37.8	39.5	1.68	0.34	62.6	98.6	99.9	8.0	0.90
MS4	1/2"	73.0	35.5	41.6	1.99	0.83	36.0	90.1	99.5	27.0	0.50
MS5	1/2"	52.0	35.7	39.8	2.10	1.43	34.6	79.2	98.9	48.0	0.40

The DT testing completed on the batches was done at two grinds (-74 μm and -38 μm) in order to evaluate the effect of grind on Fe concentrate quality. The results of the DT testing for the two grinds are presented in Table 16-5.

Table 16-5: 2007 Batch Samples Davis Tube Testing Results (McKen, 2007)

Grind 100% Passing	K_{80} Microns	Fe %	SiO_2 %	MgO %	S %	Wt %	Fe %	Recovery SiO_2 %	MgO %	S %	Mt %	Recoverable Fe Rec Fe %	Mt in Head
400 mesh	~26	69.0	3.54	0.19	0.63	42.1	87.9	3.3	4.8	64.7	99.2	29.1	29.1
400 mesh	~26	66.4	4.65	0.21	3.58	17.1	51.4	1.5	1.1	91.4	97.6	11.4	11.6
400 mesh	~26	69.2	3.06	0.19	0.29	43.5	92.0	2.8	4.8	69.0	99.0	30.1	31.0
400 mesh	~26	65.7	6.49	0.20	1.93	24.9	63.0	3.0	2.5	57.1	97.8	16.3	15.9
400 mesh	~26	67.6	4.10	0.17	3.57	17.2	54.2	1.3	1.3	75.6	97.1	11.7	11.5
200 mesh	~50	66.0	7.11	0.19	0.64	43.5	88.3	6.6	5.2	62.1	98.6	28.7	29.1
200 mesh	~50	63.0	9.28	0.21	3.52	19.5	54.0	3.5	1.3	83.4	97.1	12.3	11.6
200 mesh	~50	65.1	8.41	0.20	0.36	45.3	91.9	7.9	5.3	44.0	98.6	29.5	31.0
200 mesh	~50	62.0	10.1	0.19	1.94	26.2	63.6	4.8	2.6	89.6	98.1	16.2	15.9
200 mesh	~50	63.4	8.31	0.19	3.59	18.7	55.4	2.8	1.7	88.3	93.4	11.9	11.5

The results of the DT testing for Batches 1 and 2 indicate that the DT Fe % is between 63 and 66.0% Fe and recovery is between 54 and 88.3% for -74 μm. With a grind of -38 μm the DT Fe % is between 66.4 and 69% and recovery is between 51.4 and 87.9%. The S % for both grinds is 0.64% S and 0.63% S, respectively.

The results of the DT testing for Batches 3 to 5 indicate that the DT Fe % is between 62.0 and 65.1% Fe and the recovery is between 55.4% to 91.9%. With a grind of -38 μm the DT Fe % is between 65.7 and 69.2% and recovery is between 54.2 and 92.0%. The S % for both grinds is between 0.29 and 3.59% and is higher in the lower Fe grade samples

The SiO_2% was between 7.11% and 10.1% for the -74 μm grind and the SiO_2% was between 3.06% and 6.49% for the -38 μm for all five batches.

Additional testing of the batch samples is ongoing at SGS including flotation testing to reduce sulphides and silica gangue and complete flowsheet testing based on final operating parameters.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No historical mineral Resources or Reserves have been estimated for the Roche Bay Magnetite Project. Tonnages were estimated in 1968 to 1970 and in 1982, but have not been confirmed by Golder. Golder is not treating these tonnages as a current Mineral Resource as defined in Sections 1.2 and 1.3 of NI 43-101. These tonnages should not be relied upon and is included only for the purpose of historical documentation.

18.0 OTHER RELEVANT DATA AND INFORMATION

18.1 2007-2009 Proposed Exploration Project and Studies

The 2007 – 2009 proposed exploration program and development plans for the Roche Bay Magnetite Project has been provided to Golder by Roche Bay and AEI and is presented below. A three-stage program is proposed for the development of the Roche Bay Magnetite Deposits in order to the complete a bankable feasibility study.

Phase 1: Validation and Scoping Study

The Phase 1 program will require a significant portion of the cost to the establishment of an exploration camp and facilities from which to base future programs. The initial geology work will focus on verifying the current understanding of the deposits and verifying previous work where possible. The Phase 1 program will examine whether there are any issues with respect to current understanding of the mineralization and lay the foundation to complete scoping, preliminary feasibility and feasibility studies.

The Phase 1 drilling program will consist of 7500 m of NQ-sized diamond core drilling, with the aim of delineating an inferred mineral resource. This program will focus on establishing the depth, width and general geology of Area C in the southern claim area. The planned drill program will consist of ± 24 holes in 8 lines perpendicular to the strike of the deposit, lines being 400 m apart spread over a strike of ± 2800 m and a width of ±600 m. Detailed logging of drill core is to be undertaken in order to identify different zones of mineralization. The core will be sampled using a 1 m interval over the mineralized zones. Assays will be carried out using whole rock head grade determinations plus DT assays to determine the magnetite concentrate recovery and concentrate grade for a standard suite of iron deposit assays (Fe, SiO_2, Al_2O_3, S, P, Mn, TiO_2, MgO, CaO and Na_2O).

Upon completion of the Phase 1 drilling program and return of sample results, a geological model of Area C will be completed. This will be the basis for grades and tonnages to be interpolated within appropriate domains to enable a NI 43-101 mineral resource estimate to be produced.

The metallurgical test program for Phase 1 will be completed on selected parts of the recovered core in order to identify the beneficiation properties of different lithologies as identified by logging in the deposit, and to determine the chemical characteristics and beneficiation characteristics of each of the zones encountered. This metallurgical test program will identify the crushing and grinding characteristics of each of the ore zones, as well as the upgradability of the iron by low intensity magnetic separation, the optimum grind size for liberation and the removal of impurities by flotation. Composite samples will be made up, processed and concentrate

product grade determined. Pelletizing tests will be conducted on the concentrate to establish the grade of pellets that can be produced.

On the basis of the geological modeling and process test work, a scoping study will be completed including mine and plant engineering design establish mining and processing capital and operating cost estimates. A scoping study for stockpiling, ship-loading and supporting infrastructure costs will also be commissioned. It is estimated by Roche Bay and AEI that the Phase 1 program will cost approximately $6 million to complete with details provided in Table 18-1.

Phase 2: Preliminary Feasibility Study

The Phase 2 program will consist of 15,000 to 20,000 m of NQ-sized diamond core drilling, with the aim of upgrading the mineral resource estimate in Area C (in the southern claim area) to an indicated/measured mineral resource estimate. Additionally, the second stage drilling will begin delineating the mineral resources in Areas A and B (northern claim area). A preliminary feasibility study will be completed after the completion of the Phase 2 Program NI 43-101 mineral resource estimate and a second year of environmental baseline data will be collected. It is estimated by Roche Bay and AEI that the Phase 2 program will cost approximately $10 million to complete with details provided Table 18-1.

Phase 3: Feasibility Study

The Phase 3 Program will be the completion of a bankable feasibility study, with additional diamond core drilling of 20,000 to 30,000 m and the completion of the Stage 3 NI 43-101 mineral resource and mine design programs. Environmental impact assessments will be completed and application for mining permits filed. It is estimated by Roche Bay and AEI that the Phase 3 program will cost approximately $20 million to complete with details provided in Table 18-1.

Table 18-1: 2007-2009 Proposed Exploration Project and Studies (Gingerich, 2007)

Task	Phase 1	Phase 2	Phase 3
General & Administration	$400,000	$800,000	$1,400,000
Salaries & Wages	$1,020,000	$1,152,000	$1,878,000
Travel expenses	$90,800	$217,600	$435,200
Aerial magnetic surveying	$60,000	$129,200	
Logistics	$1,350,000	$2,150,000	$2,350,000
Equipment	$130,000	$230,000	$500,000
Environmental	$150,000	$150,000	$2,000,000
Civil/Geotech Pre-feasibility	-	$227,788	-
Civil/Geotech Feasibility	-	-	$1,580,000
Metallurgical Program	$825,000	$1,880,000	$2,480,000
Drilling Cost	$1,350,000	$2,700,000	$5,400,000
Engineering	$250,000	$530,000	$1,350,000
Professional Services	$50,000	$70,000	$140,000
Contingency	$100,000	$250,000	$1,200,000
Total	**$5,775,800**	**$10,486,588**	**$20,713,200**

19.0 INTERPRETATION AND CONCLUSIONS

This report has reviewed the historical work and recent work that has been completed on the Roche Bay Magnetite Project, located near Roche Bay, Nunavut, Canada. The historical work has consisted of field programs conducted from 1968 to 1970 and in 1982 and metallurgical testing completed in 1968 to 1970 and 1982 to 1984. The recent work has included the 2006 field program and 2006 metallurgical testing consisting of drill core samples from 2006 and 1982.

The review has shown that the mining leases are in good standing with the Department of Indian and Northern Development.

The geology of the Roche Bay Magnetite Project includes five BIF deposits, labelled Areas A, B, C, D and E. These deposits have been defined as Algoma style BIF, which includes bands of siliceous material and bands of iron bearing magnetite.

The strike length of these deposits is between 800 and 4200 m in length and 120 and 158 m in width. The dip of the deposits are generally vertical to subvertical and strike toward the northeast-southwest. The largest deposit is Area C with a strike length of 4200 m and width of 120 m. The ultimate depths of the deposits have not been confirmed by drilling. The deepest BIF intercepted in the 1982 drilling for Area A was at 165 m below surface, Area B was at 180 m below surface and Area C was at 175 m below surface.

Metallurgical testing of the 1982 core showed that the iron content is in the range of 21.0 to 42.4% Fe and the majority of the iron is magnetite. Various metallurgical testing has been completed on surface bulk samples and composite drill core samples from the 1968 to 1970 and 1982 field programs and has identified that the iron is typically liberated by a combination of crushing, grinding and magnetic separation and in order to reduce sulphur impurities may require flotation processing.

The field programs conducted in 2006 included: airborne high resolution magnetic gradiometer geophysical survey, bedrock confirmation mapping and drilling. These programs were sufficient to confirm the occurrence of BIF in Areas A, B and C (Bosman, 2006a and Goldak, 2006).

A selection of metallurgical testing was completed in February 2007 by SGS that included all 3 drill holes from the 2006 program and 2 drill holes from the 1982 drilling program. Five batch samples were composited from the drill core samples. Batch samples 1 and 2 were from deposit Area C and was composited from drill holes CW001, CW003, CW005 and 82-C1. Batch samples 3 to 5 were composited from three intervals from drill hole 82-9. All batch samples were prepared by SGS followed by x-ray whole rock analysis, recoverable Fe (Satmagan testing), grindability (SPI and BWI) and Fe beneficiation (Coarse Cobbing and Davis Tube) testing.

The head assays of the batch samples showed a grade between 11.9% Fe and 29.1% Fe. The sulphur content in the batch samples showed a grade of 0.64% S to 3.59% S and a silica content between 3.06% SiO_2 to 10.1% SiO_2 depending on the grind of the samples. Samples tested with a -38 μm (400 mesh) showed a lower silica content than -74 μm (-200 mesh) tested samples.

The results of the DT testing for Batches 1 and 2 indicate that the DT concentrate is between 63% Fe and 66.0 % Fe and recovery is between 54 and 88.3% for -74 μm. With a grind of -38 μm the DT concentrate is between 66.4 and 69% Fe and recovery is between 51.4 and 87.9%. The sulphur concentrate grades for both grinds are 0.64% S and 0.63% S, respectively.

The results of the DT testing for Batches 3 to 5 indicate that the DT concentrate is between 62.0% Fe and 65.1 % Fe and the recovery is between 55.4% to 91.9%. With a grind of -38 μm, the DT concentrate is between 65.7% Fe and 69.2% Fe and recovery is between 54.2% and 92.0%. The sulphur concentrate grades for both grinds is between 0.29% S and 3.59% S and is higher in the lower Fe grade samples.

The 2007 metallurgical testing of drill core samples from Areas A and C indicates that effective concentration and recovery may be achieved by crushing and magnetic separation (Meken, 2007).

Geophysical surveys completed on the property have shown that the strike length and width of the magnetic signature is extensive (several kilometres in strike and over 120 m in width). Additionally, the air geophysical surveys provide better results than the ground surveys that were conducted in the between 1968 and 1982. Geophysical surveys should be considered for future exploration in order to provide targets for drilling.

Historical tonnages were completed in 1968 to 1970 and in 1982. These estimates were based completely on the surface outcrop exposure and assaying of surface samples. Drilling from 1982 supports some of the assumptions used in the historical estimates but a full program of drilling and assaying is required for geological and grade modelling that would support a NI 43-101 Mineral Resource estimate. While extensive geophysics, mapping, drill sampling, assaying, and metallurgical testing has been done up until 1982, most of this data is lost and/or poorly controlled and the locations of drill holes and metallurgical samples could not be verified by Golder. Recent mapping and drilling carried out in 2006 confirm the existence of BIF in the claim area which include deposit Areas A, B and C.

Recommendations for future exploration of the Roche Bay Magnetite Project have included developing a drill hole database, a standard survey grid system, QA/QC programs, additional drilling and mapping of the deposits. It is also recommended that all historical data on site should be catalogued and historical drill holes surveyed into the standard survey grid system.

While extensive geophysics, mapping, drill sampling, assaying, and metallurgical testing has been done up until 1982, most of this data is lost and/or poorly controlled and the locations of drill holes and metallurgical samples could not be verified by Golder. Recent mapping and drilling carried out in 2006 was insufficient to add further meaningful information. A detailed and comprehensive drilling and sampling program is required before any indication of the tonnes and grades can be further established.

Once sufficient drilling data has been collected which defines the strike, width, depth, magnetite recovery and expected concentrate grades of the deposits, a NI 43-101 mineral resource estimate can be completed for the Roche Bay Magnetite Project. This is a critical requirement for this project so that scoping and preliminary feasibility studies can be completed.

AEI and Roche Bay have outlined a three phased exploration and studies program between 2007 and 2009. The objective of the various programs is as follows:

- Phase 1 – Validation and Scoping Study: 7500 m of NQ-sized drilling, metallurgical testing, mineral resource estimation and scoping study. Estimated cost of US$ 6 million;
- Phase 2 – Preliminary Feasibility Study: 15,000 to 20,000 m of NQ-sized drilling, metallurgical testing, environmental studies, mineral resource estimation and preliminary feasibility study. Estimated cost of US$ 10 million; and
- Phase 3 – Feasibility Study: 20,000 to 30,000 m of NQ-sized drilling, metallurgical testing, mineral resource estimation and feasibility study. Estimated cost of US$ 20 million.

20.0 RECOMMENDATIONS

This report has reviewed the historical and recent work completed on the Roche Bay Magnetite Property. Golder understands that the focus of future exploration will be Area C initially. The following recommendations should be considered when developing future exploration programs for the Roche Bay Magnetite Property:

- Develop updated maps of the project site that include topography, local geology and historical drilling locations and in-hole lithology;
- Create a drill hole database from the 1982 drilling program that includes % iron, drill recovery and lithology and any relevant structures. This database can be used to develop simple geological models and sections to assist with future exploration;
- Establish and survey a standard grid (WGS 84) system for the property to conduct future exploration;
- If possible survey in historical drill hole collars;
- Complete surface geological mapping of the deposits planned to be explored initially;
- Plan future drilling programs to focus on defining the width and depth of the deposits as initially defined by Bosman's 2006 exploration program;
- Survey collar locations of drilled holes using established grid;
- Collect in-hole survey data using a gyroscopic method to determine actual azimuth and dip data;
- Consider in-hole geophysical surveys to confirm the bulk density, magnetic susceptibility, lithologies and structure.
- Establish an industry standard Quality Assurance and Quality Control (QAQC) program for future data collection that should include some of the following:
  - Standard geological core logging program;
  - Standard sampling program;
  - Include standards, blanks and duplicates within sample assaying system;
  - Collect bulk density data for each rock type encountered;
  - Split or saw core samples in half in order to retain permanent record of core; and
  - Retain sample coarse rejects for future testing.
- Complete a NI 43-101 mineral resource estimate once sufficient drilling and sampling data has been collected.

The recommendations focus primarily on completing a mineral resource estimate for the Roche Bay Magnetite Property. Additional programs will need to be completed that should address the metallurgical processing, infrastructure requirements, environmental aspects and permitting requirements for project development. These will need to be addressed as part of a Scoping Study before the project progresses to a Preliminary Feasibility and then Feasibility Study.

21.0 REFERENCES

Artic Co-operators Limited, 2007a. Population data of Hall Beach community [online]. Available from: <http://www.arcticco-op.com/acl-baffin-region-hall-beach.htm>[Accessed :February 13, 2007].

Artic Co-operators Limited, 2007b. Population data of Igloolik community [online]. Available from: < http://www.arcticco-op.com/acl-baffin-region-igloolik.htm>[Accessed : 13 February 2007].

Ashley, R and Nikhanj, J, 1985. Borealis Exploration Limited Assessment Report for Mining Leases 2952 and 2953, 1982, Diamond Drilling, 193pp.

Biskupski, J, 1970. Report of Investigation No. 0-70315 Batch Tests on Iron Ore Samples from Section S Borealis Exploration (Ontario Research Foundation), 24 June.

Bosman, H J, 2006a. Report on Geological Fieldwork conducted during a 5 week period July 2006 to August.

Bosman, H J, 2006b. Roche Bay Drill Planning Aug-Dec.

Botes, D, 2007. Personal email communication, COO Roche Bay, 8 February.

Cedarapids -- Iowa Manufacturing Company, 1981. Various Crusher Testing of Sample No. 81-55, August-October.

De Kemp, E, 2006. Map of Geology of Nunavut (Geological Survey of Canada).

Environment Canada, 2007. Hall Beach temperature data 1971-2000. Available from: <http://www.climate.weatheroffice.ec.gc.ca/climateData/hourlydata_e.html?timeframe=1&Prov=NU&StationID=1755&Year=2007&Month=2&Day=12> [Accessed 12 February 2007].

Ford, D C, 1982. Geological Evaluation of the Roche bay Magnetite Formation: Adler Deposit. Borealis Exploration Limited, pp48.

Gingerich, J, 2007. Email correspondence of 2007-2009 exploration programs and studies. Director of AEI, 8 February.

Goldak, B, 2006. Technical Report on a Fixed Wing Three Gradiometer Survey of the Roche Bay East Block, Nunavut (Goldak Airbourne Surveys) June.

Harper, B H, 1984. Borealis Exploration Limited Geological Study for The Borealis Roche Bay Magnetite Project Vol 1 and Vol 2. pp 86.

Jacob, R, 1980. Feasibility Study of the Beneficiation of Magnetite Bearing Ore for Borealis Exploration Ltd. Report No. 80-233, Eriez Magnetics, 20 August 20.

JORC, 2004. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code). Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), effective 17 December.

Kolarik, G, 1984. Sampling of Bulk Ore Samples for Borealis Report No. 82-404, Eriez Magnetics, 23 June.

Melnbardis, J, Lakshmanan, V I, 1983. Report No ES/MP-75222-83 Drill Core Evaluation Tests Phase 1, Ontario Research Foundation, 9 September.

Melnbardis, J, Sober, D, Lakshmanan, V I, 1983. Report No ES/MP-83-75238 Drill Metallurgical Evaluation Testing Phase 2 Final Report, Ontario Research Foundation, 9 September.

Mcken, A, 2007. An Investigation into the Beneficiation Characteristics of Samples From the Roche Bay Deposit Interim Report, SGS Lakefield Research Ltd., 9 February.

Mining Recorder Nunavut Regional Office, 2006. Mineral Claim Sheet 47A6 – 1:50,000, 27 July.

National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Neal, H E, 1969. Metallurgical Testwork Melville Peninsula Samples for Borealis Exploration Ltd., H. E. Neal and Associates Ltd., 31 January.

Roche Bay plc official website: http://www.rochebay.gi.

Ross, M, 1982. Extended Flowsheet Development for the Dry Processing of Magnetite for Borealis Exploration Ltd. Report No. 82-007, Eriez Magnetics, 18 March.

Ross, M, 1981. Flowsheet Development for The Dry Processing of Magnetite for Borealis Exploration Ltd. Report No. 81-239, Eriz Magnetics, September.

Schumacher, P, 1980. Preliminary Benefication and Reduction Tests on Borealis Melville Peninsula Ore Report, Allis-Chalmers Corporation - Accar Systems Process Engineering Cement, Mining and Metals Systems Division, 18 March.

Scott, S A, 1982. Preliminary Feasibility Study: Borealis Roche Bay Magnetite Project, Scott-Ortech Mining, Ltd. pp173.

SGS Lakefield Research Ltd., 2007. Laboratory Testing Procedures.

Underhill, D, 1970. Report on the 1969 Mineral Exploration Season Melville Peninsula District of Franklin, Northwest Territories for Borealis Exploration, pp88.

Underhill, D H and Cox, C B, 1981. Borealis: The Geology and Feasibility of its Magnetite Deposits in the Canadian Artic, Borealis Exploration Ltd., 24 March.

Underhill, D H, 1970. Report on the 1970 Mineral Exploration program Melville Peninsula District of Franklin, Northwest Territories for Borealis Exploration Limited.

Underhill, D H, and Cox, C B, 1981. Borealis: The Geology and Feasibility of Its Magnetite Deposits in the Canadian Arctic.

Ursel, N H, 1968. Summary Report of Investigations of Iron Deposits on Melville Peninsula for Borealis Exploration Ltd., 23 October.

Ursel, N H, 1969. Report of the 1969 Mineral Exploration Season, Melville Peninsula, District of Franklin, Northwest Territories for Borealis Exploration Limited.

Ursel, N H, 1970. Report of the 1970 Mineral Exploration Program, Melville Peninsula, District of Franklin, Northwest Territories for Borealis Exploration Limited.

Van Evendingen, D, 1982. August 29, 1982 Report. Borealis Exploration Limited, 48pp.

Van Huyssteen, E, Lakshmanan, V I, 1984. Mineralogical Evaluation of Samples from Borealis Prospect Final Report, Ontario Research Foundation, 16 January.

Wendt, B, 1981. Crushing Testing of Sample No. 81-55, Cedarapids – Iowa Manufacturing Company, 3 October.

Wilson, I D, 1969. Mineral Exploration on Melville Peninsula District of Franklin, Northwest Territories for Borealis Exploration Limited. 28pp.

22.0 SIGNATURE PAGE

The Technical Report was prepared and signed by Paul Palmer, a QP as outlined by NI 43-101, and peer reviewed by Juan Alvarez, and senior reviewed by Bill Shaw. This Technical Report is dated February 14, 2007.

GOLDER ASSOCIATES (UK) LTD.

LICENSED PROFESSIONAL ENGINEER
P.G. PALMER
PROVINCE OF ONTARIO

Paul Palmer P.Geo., P.Eng.
Senior Geological Engineer

Juan Alvarez
Senior Mining Geologist

Dr. W. J. Shaw
FAusIMM, CPGeo., FAIG, RPGeo.
Principal, Ore Evaluation Services

KAH/PGP/JA/BS/lb

23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

No additional technical reports on development properties and production properties are relevant for this report.

24.0 STATEMENT OF QUALIFICATIONS AND CONSENT OF AUTHOR

PAUL PALMER
Golder Associates Ltd.
1010 Lorne Street, Sudbury, Ontario P3C 4R9
Ph: 705-524-6861
Fax: 705-524-1984
Email: ppalmer@golder.com

CERTIFICATE OF QUALIFICATION

I, Paul Palmer, P.Geo., P.Eng. do hereby certify that.

1. I am employed as a Senior Geological Engineer at:

   Golder Associates Ltd.
   1010 Lorne Street
   Sudbury, Ontario P3C 4R9.

2. I graduated with a Bachelor's degree in Geology from Memorial University of Newfoundland. In addition, I have obtained a Bachelor's degree in Geological Engineering from University of Toronto.

3. I am a member of the Association of Professional Engineers Ontario and the Association of Professional Engineers and Geoscientists of the Province of Manitoba.

4. I have worked as a geologist for a total of twelve years since my graduation from university in the mineral resource industry.

5. I am responsible for all sections of the technical report titled, Technical Report – Roche Bay Magnetite Project and dated February 14, 2007 (the "Technical Report"). I visited the Roche Magnetite Project site on October 15, 2006 for one day.

6. I have not had prior involvement with the property that is subject to the Technical Report.

7. I am not aware of any material fact or change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer applying all the tests in section 1.5 of the National Instrument (NI) 43-101.

9. I have read NI 43-101 and form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 14th Day of February, 2007.

Paul Palmer, P.Geo., P.Eng.

LICENSED PROFESSIONAL ENGINEER
P.G. PALMER
14 Feb 2006
PROVINCE OF ONTARIO

Golder Associates

PAUL PALMER

Golder Associates Ltd.

1010 Lorne Street, Sudbury, Ontario P3C 4R9

Ph: 705-524-6861

Fax: 705-524-1984

Email: ppalmer@golder.com

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Officer of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

AND TO: Advanced Explorations Inc.

I, Paul Palmer, P.Geo., P.Eng., do hereby consent to the filing of the written disclosure of the technical report titled, Technical Report Roche Bay Magnetite Project and dated February 14, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the written disclosure of Advanced Explorations Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure of Advanced Explorations Inc. contains any misrepresentations of the information contained in the Technical Report.

Dated this 14th Day of February, 2007.

Paul Palmer

Paul Palmer, P.Geo., P.Eng.

LICENSED PROFESSIONAL ENG.
P.G. PALMER
14 Feb 2006
PROVINCE OF ONTARIO

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

March 30, 2007

3. News Release

March 30, 2007

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

March 30, 2007

aei Advanced Explorations Inc.

NEWS RELEASE

News Release – Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. announces Financing of up to $20,000,000 and $1,500,000 Debt Financing

Toronto, Ontario, March 30, 2007: Advanced Explorations Inc. ("AEI") today announces that it has entered into an agreement with a syndicate of agents led by D&D Securities Inc. and Octagon Capital (the "Agents"), to raise up to $20,000,000 by way of a private placement. This financing will be used to fund operations related to the Option Agreement with Roche Bay plc ("Roche Bay"), announced February 12, 2007.

The private placement offering (the "Offering") will comprise non flow-through units ("NFT Units") at the price of $1.25 per NFT Unit and flow-through shares ("FT Shares") at the price of $1.50 per FT Share. Each NFT Unit will consist of one common share in AEI (the "Common Share") and one-half Common Share purchase warrant. Each full Common Share purchase warrant will entitle the holder to purchase an additional Common Share at a price of $2.00 up to two years from the closing date.

The Offering will raise a minimum of $10,000,000 (from the sale of up to 4,000,000 FT Shares and the balance in NFT Units) and a maximum of $20,000,000 (from the sale of up to 10,666,666 FT Shares and the balance in NFT Units). Following efforts undertaken to date, the closing date of the private placement is anticipated to be on or before April 30th, 2007.

AEI has agreed to waive certain expenses qualifying as Canadian Exploration Expense (CEE) under the Income Tax Act (Canada) for subscribers of the FT Shares. In respect of any shares issued or issuable pursuant to the foregoing securities, a hold period of four months shall apply.

Upon the closing of the offering, AEI will pay the Agents a commission of 8.0% of the gross proceeds of the offering. In addition, AEI shall issue agent's warrants equal in number to 8.0% of the units sold during the placement, entitling the Agents to purchase one common share at an exercise price equal to $1.25 for a period of 18 months.

John Gingerich, Chairman, Advanced Explorations Inc said: *"We believe our project with Roche Bay provides us with an exciting opportunity to enhance value for our shareholders and this funding of up to $20,000,000 will play an important part in meeting this end goal."*

AEI is in the process of seeking approval for the documentation relating to its Option Agreement with Roche Bay which it has submitted to the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

John Gingerich, Chairman
Advanced Explorations Inc.
Tel: 1-416-570-3250

ABOUT ADVANCED EXPLORATIONS INC.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the petroleum and mineral industries. AEI has the technological and exploration expertise to assist advancement of the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. Shares of the company trade on the NEX board of the Toronto Stock Exchange under the symbol AXI-H.

Further terms of the Financing Agreement

1. Debt financing

AEI may carry out a debt financing of up to $1,500,000 for the interim financing of Roche Bay's operations on a side-car basis wherein lenders shall enter into agreements with AEI and Roche Bay providing:

(i) that all funds provided by the lenders to the Issuer will be loaned to Roche Bay;

(ii) that if the approval of the Roche Bay transaction by the TSX Venture Exchange does not occur for any reason, then (a) the lenders shall be deemed to have completely released and discharged AEI, and (b) the lenders and Roche Bay shall be deemed to have entered into loan agreements with regards to the funds advanced to AEI which have been loaned to Roche Bay. Subject to Exchange approval of the Option Agreement with Roche Bay, a bonus of 20% of the loans shall be paid in AEI shares at the deemed price of $1.25 per share.

2. Changes to the Roche Bay Option Agreement

In addition, AEI has concluded several changes to its Option Agreement with Roche Bay, announced February 12, 2007 that provide additional benefits for AEI shareholders. The time required to achieve TSX approval has been extended to April 30th, 2007, subject to AEI having received a minimum of $5,000,000 of financing commitments by April 17, 2007. In addition, the up front dilution and capital obligations have been reduced with respect to financing mine development.

Under the revised terms of the Option Agreement, AEI will issue Roche Bay with the right to acquire 8 million shares at an exercise price of $0.35 per share, 2 million shares at an exercise price of $0.60 per share at the completion of 15,000 meters of drilling and 2 million shares at an exercise price of $1.00 per share upon completion of 30,000 meters of drilling and the pre-feasibility study by AEI.

In consideration for the aforementioned changes, AEI shall acquire a 10% direct interest upon completion of 15,000 meters of drilling, and a further 20% upon completion of 30,000 meters of drilling and the pre-feasibility study.

Furthermore, up to a maximum of $900,000,000 of Roche Bay's share of the capital required to build the mine (with minimum production of 6 Mtpy) and operate it for a period of 6 years following production will be provided by AEI, with $250,000,000 being free carried. The balance of $650,000,000 provided by AEI to Roche Bay will be provided at the same rate as AEI's financing plus 1%. The capital financing provided by AEI to Roche Bay will be divided pro rata between the free carried portion and the non-carried portion. For example a $720,000,000 mine would require AEI to provide $360,000,000 of Roche Bay's capital of which $100,000,000 would be free carried and the remaining $260,000,000 provided at the same rate as AEI financing plus 1%.

3. Terms of Option Agreement with Roche Bay

The Option Agreement gives AEI an option to acquire up to a 50% equity interest in Roche Bay's Eastern iron deposits and to become operator of the exploration and construction project. These deposits were originally discovered in the 1960's and intermittently explored from the late 1960s to the mid 1980s. During this period a number of deposits were identified but none of the previous work meets the current NI 43-101 standards for the definition of a resource. Upon successful completion of the company's financing, the first objective of the AEI joint venture is to undertake a comprehensive drill program to define a NI 43-101 qualified resource and initiate a pre-feasibility study.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Months Ended March 31, 2007

General

This Management Discussion and Analysis is dated May 29, 2007 and reflects the three month period ended March 31, 2007 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2006. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Disclosure Controls and Procedures

Due to the limited number of appropriately qualified staff, there is little segregation of duties within the financial internal control environment of the Company. Functions that would normally be segregated within a typical control environment are performed by one individual and the preparation and authorization of certain activities that would normally be separated are not as only one member of staff is responsible for substantially all of the day-to-day finance functions and the financial reporting of the Company. The Company relies on certain compensating controls, including substantive periodic review of the financial statements, to ensure that disclosure controls and procedures are effective.

There have been no significant changes to the Company's internal control environment during the three months ended March 31, 2007 that would have materially effected the Company's internal controls over financial reporting.

Overall Performance

For the three months ended March 31, 2007, the Company's cash position increased from $NIL at Dec 31, 2006 to $38,206 at March 31, 2007. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

Results of Operations

The Company is currently inactive. For the three months ended March 31, 2007, the Company had a net loss of $150,439. The increased amount of loss over the comparable quarter of March 31, 2006 of $34,541 was largely due to an increase in corporate activities relating to a proposed transaction. The Company generated no revenue during the quarter.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods March 31, 2005 to March 31, 2007. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Summary of Quarterly Results – continued

Quarter Ending	Revenues $	Net loss $	Net loss per share $
March 31, 2007	--	150,439	0.02
December 31, 2006	--	118,607	0.01
September 30, 2006	--	29,353	0.00
June 30, 2006	--	48,614	0.01
March 31, 2006	--	34,541	0.00
December 31, 2005	--	601	0.00
September 30, 2005	--	21,805	0.00
June 30, 2005	--	85,444	0.01
March 31, 2005	--	280,962	0.01

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

The Company had a cash position of $38,206 and negative working capital of $738,120 for the period ended March 31, 2007. Accounts payable and accrued liabilities at March 31, 2007 were in the amount $223,281.

A term loan in the amount of $30,900 representing principal and accrued interest was repaid during the quarter.

Share Capital Analysis

During the period ended March 31, 2007, the Company closed a private placement of 1,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at a price of $0.25 per share for a period of one year from the date of distribution.

Stock options to acquire 85,000 common shares at a price of $0.20 per share expiring in January 2012 were issued during the quarter to a Director. The fair value of the options was determined to be $10,661 and has been included as stock option compensation. In the same period a total of 100,000 options expired due to the resignation of two Directors. At March 31, 2007, the Company had 445,000 options outstanding.

As at March 31, 2007, the outstanding securities of the Company are as follows:

Common shares	9,880,677
Common share purchase warrants	1,000,000
Common share options	445,000

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Changes in Accounting Policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006.

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

Financial instruments

The Company adopted the new recommendations of CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and Section 3861, "Financial Instruments - Disclosure and Presentation". Under the new standards all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are included on the balance sheet and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial instruments are subsequently measured at fair value and all gains and losses are included in net income in the period which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired.

As a result of adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading, which is measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, loans payable and promissory note are classified as other financial liabilities which are measured at amortized cost. The Company had neither available-for-sale, nor held-to-maturity instruments during the three months ended March 31, 2007.

Comprehensive income and equity

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity". These sections establish standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available-for-sale investments, in a statement of comprehensive income.
The Company had no other comprehensive income transactions during the three months ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income, and as such, comprehensive income is equal to net income. Accordingly, Section 1530 has had no effect on the Company's interim consolidated financial statements.

Changes in Accounting Policies - continued

Non-monetary transactions

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3831, "Non-Monetary Transactions", prospectively. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstance of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on the Corporation's interim consolidated financial statements.

Outlook and Subsequent Events

The Company is currently being reactivated and plans to be involved in the exploration, development and mining of mineral resources.

The Company is currently negotiating a joint venture agreement with Roche Bay to exploit extensive magnetite deposits in northern Canada. The agreement gives the Company an option to acquire up to a 50% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project. The Company assumes the responsibility for raising financing and managing the completion of the feasibility study.

The proposed financing is to be by way of a private placement of up to $20,000,000 together with debt financing of up to $3,000,000. The private placement offering will be comprised of non flow-through units at a price of $1.25 per unit and flow-through shares at a price of $1.50 per share. Each non flow-through unit will consist of one common share of the Company and one half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional common share at a price of $2.00 for a period of 2 years from the closing date. The agents involved in the private placement will be entitled to a commission of 8% of the gross proceeds of the placement together with agent's warrants equal in number to 8% of the units sold during the placement. Each agent warrant will entitle the agent to purchase one common share at an exercise price of $1.25 for a period of 18 months from the closing date.

The debt financing, of which $2,631,195 has been completed to date, is by way of non-recourse loans that bear interest at 10% per annum and shall be repayable upon completion of the Roche Bay transaction. The lenders are also entitled to a bonus payable in share equal to 20% of the loan principal at the financing rate of $1.25 per share. The loan proceeds will be lent to Roche Bay pursuant to a further loan agreement that releases the Company from all liability related to the loans should the Roche Bay transaction not be completed.

Outlook and Subsequent Events - continued

Also in connection with the Roche Bay transaction, the Company has negotiated amended agreements with the promissory note and demand loan holders of March 31, 2007. The debt remains on the same basic terms, however, the Company has covenanted to repay the principal and accrued interest concurrent with the closing of the Roche Bay transaction or no later than 10 business days following the closing of any financing or purchase of shares of the Company as an equity investment which are in the aggregate greater than $2,000,000.

Risks and Uncertainties

There can be no certainty that the Company will be able to acquire any asset(s) or new business(es).

Form 52-109F2 ***Certification of Interim Filings***

I, Mark Gossin, Chief Financial Officer of Advanced Explorations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Advanced Explorations Inc.**, for the period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **May 29, 2007**

"Mark Gossin"

Mark Gossin

Chief Financial Officer

Form 52-109F2 ***Certification of Interim Filings***

I, Gary Williams, President and the person standing in place of Chief Executive Officer of Advanced Explorations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Advanced Explorations Inc.**, for the period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **May 29, 2007**

"Gary Williams"
Gary Williams
President and Person standing in place of Chief Executive Officer

Advanced Explorations Inc.

Unaudited Interim Consolidated Financial Statements

March 31, 2007

Advanced Explorations Inc.

Unaudited Interim Consolidated Balance Sheets

	March 31, 2007 *(unaudited)*	December 31, 2006 *(audited)*
Assets		
Current assets		
Cash	**$ 38,206**	$ -
	$ 38,206	$ -
Liabilities		
Current liabilities		
Bank indebtedness *(note 3)*	**$ 50,000**	$ 50,000
Accounts payable and accrued liabilities	**223,281**	227,905
Loans payable *(note 4)*	**135,091**	161,457
Promissory note *(note 5)*	**367,954**	358,980
	776,326	798,342
Deficiency in assets		
Share capital *(note 6)*	**2,655,178**	2,492,152
Contributed surplus *(note 6)*	**247,602**	236,941
Warrants *(note 6)*	**36,974**	-
Deficit	**(3,677,874)**	(3,527,435)
	(738,120)	(798,342)
	$ 38,206	$ -

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of the Board

Signed: "Gary Williams" | *Signed: "Clara Mancini"*

Gary Williams | Clara Mancini

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Operations
for the three month periods ended March 31, 2007 and 2006

		2007		2006
Expenses				
Professional fees	$	76,446	$	6,150
Consulting fees		32,520		1,500
Shareholder information and filing fees		14,571		3,547
Interest and bank charges		13,170		16,104
Stock option compensation *(note 6)*		10,661		-
Travel		3,071		3,172
Office and general		-		4,068
		150,439		34,541
Loss before provision for income taxes		(150,439)		(34,541)
Recovery of income taxes		-		-
Net loss for the periods	$	(150,439)	$	(34,541)
Net loss per share - basic and fully diluted	$	(0.02)	$	0.00
Weighted average number of common shares		9,691,788		8,677,892

The accompanying notes are an integral part of these financial statements.

Unaudited Interim Consolidated Statements of Deficit
for the three month periods ended March 31, 2007 and 2006

	2007	2006
Deficit, beginning of periods	**$ (3,527,435)**	$ (3,296,320)
Net loss for the periods	**(150,439)**	(34,541)
Deficit, end of periods	**$ (3,677,874)**	$ (3,330,861)

The accompanying notes are an integral part of these financial statements.

Unaudited Interim Consolidated Statements of Cash Flows
for the three month periods ended March 31, 2007 and 2006

		2007		2006
Cash flow from operating activities				
Cash paid to suppliers and service providers	$	(130,894)	$	(44.081)
Cash flow from financing activities				
Repayment of loans payable		(30,900)		-
Proceeds on private placement		200,000		-
Proceeds on receipt of subscription receivable		-		70,000
		169,100		70,000
Increase in cash		38,206		25,919
Cash, beginning of period		-		436
Cash, end of period	$	38,206	$	26,355

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated and plans to be involved in the exploration, development and mining of mineral resources.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As a result of operating losses over the past several years and the working capital deficiency as at March 31, 2007, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

Basis of presentation

These unaudited interim consolidated financial statements of Advanced Exploration Inc. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. Accordingly, they do not contain all of the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the Company's audited annual financial statements for the year ended December 31, 2006, as they follow the same accounting policies and methods of their application as the annual financial statements for the year ended December 31, 2006 except that the Company has adopted the following CICA standards effective for its first quarter commencing on January 1, 2007:

Financial instruments

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and Section 3861, "Financial Instruments - Disclosure and Presentation". Under the new standards all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are included on the balance sheet and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial instruments are subsequently measured at fair value and all gains and losses are included in net income in the period which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired.

As a result of adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading, which is measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, loans payable and promissory note are classified as other financial liabilities which are measured at amortized cost. The Company had neither available-for-sale, nor held-to-maturity instruments during the three months ended March 31, 2007.

2. Significant Accounting Policies - continued

Comprehensive income and equity

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity". These sections establish standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available-for-sale investments, in a statement of comprehensive income.

The Company had no other comprehensive income transactions during the three months ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income, and as such, comprehensive income is equal to net income. Accordingly, Section 1530 has had no effect on the Company's interim consolidated financial statements.

Non-monetary transactions

Effective January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3831, "Non-Monetary Transactions", prospectively. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstance of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on the Corporation's interim consolidated financial statements.

3. Bank Indebtedness

The bank indebtedness is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary, Web Sights International Inc.

4. Loans Payable

	March 31, 2007	December 31, 2006
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**$ 135,091**	$ 130,998
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	**-**	30,459
	$ 135,091	$ 161,457

5. Promissory Note

	March 31, 2007	December 31, 2006
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$ 367,954	$ -

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2006	**8,880,677**	**$ 2,492,152**
Private placement (a)	1,000,000	200,000
Valuation of warrants (a)	-	(36,974)
Balance at March 31, 2007	**9,880,677**	**$ 2,655,178**

(a) On January 17, 2007, the Company closed a private placement of 1,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.25 for a period of one year from date of distribution. The warrants have been assigned a fair value of $36,974 which has been included in contributed surplus. The following assumptions were used to calculate the fair value attributable to the warrants: dividend yield of 0%; risk free interest rate of 2.93%; expected stock volatility of 75%; and expected life of 1 year.

Warrants

The Company has outstanding warrants to purchase common shares as follows:

Number	Exercise Price	Expiry Date
1,000,000	$ 0.25	January 2008

6. Share Capital - continued

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

As at March 31, 2007, 445,000 options were outstanding were as follows:

	Outstanding			Exercisable	
	number	*exercise price*		*number*	*expiry date*
Opening balance	460,000	$	0.51	460,000	March 2010
Issued	85,000	$	0.20	85,000	January 2012
Expired	(100,000)	$	0.51	(100,000)	0
Closing balance	445,000			445,000	

The fair value of the 85,000 stock options granted during the quarter was been determined to be $10,661 using the Black-Scholes model for pricing options. The amount was included in stock option compensation expense and contributed surplus for the quarter ended March 31, 2007.

The following weighted average assumptions were used to calculated the fair value of the options:

Dividend yield	NIL
Risk free interest rate	2.93%
Expected stock volatility	75%
Expected life	5 years

A total of 100,000 options expired during the quarter due to the resignation of two Directors.

7. Income Taxes

Tax Loss Carry-Forwards

At March 31, 2007, the Company has losses available to reduce future taxable income which expire as follows:

2007	$	285,308
2008		238,692
2009		313,585
2010		58,650
2014		174,207
2015		165,173
2026		230,463
2027		132,278
	$	1,598,356

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

8. Subsequent Events

(a) On January 29, 2007, the Company entered into a joint venture agreement with Roche Bay to exploit extensive magnetite deposits in northern Canada. The agreement gives the Company an option to acquire up to a 50% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project. The Company assumes the responsibility for raising financing and managing the completion of the feasibility study. The Company continues to work subsequent to the end of the period on signing the definitive agreement.

(b) On March 30, 2007, the Company entered into an agreement with a syndicate of agents to raise up to $20,000,000 by way of a private placement. The financing will be used to fund operations related to the Option Agreement with Roche Bay and is expected to close concurrent with the Roche Bay options agreement. The private placement offering will be comprised of non flow-through units at a price of $1.25 per unit and flow-through shares at the price of $1.50 per unit. Each non flow-through unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional common share at a price of $2.00 for a period of 2 years from the closing date. In connection with this private placement, the Company will pay the agents a commission of 8% of the gross proceeds of the placement together with agent's warrants equal in number to 8% of the units sold during the placement. Each agent warrant will entitle the agent to purchase one common share at an exercise price of $1.25 for a period of 18 months from the closing date.

(c) On May 23, 2007, the Company completed $2,631,195 of the $3,000,000 debt financing sought in connection with the Roche Bay transaction. The non-recourse loans involve the payment of a bonus equal to 20% of the loan principal advanced to be paid in shares of the Company at the financing rate of $1.25 per share. The loans bear interest at 10% per annum and shall be payable upon completion of the Roche Bay transaction. The loan proceeds will be lent to Roche Bay pursuant to a further loan agreement. Should the Roche Bay transaction not be completed, the Company shall be released from all liability related to the loans and Roche Bay shall be wholly responsible for the repayment of the loans and all amounts related thereto.

(d) On May 11, 2007, the Company entered into a settlement agreement with the promissory note holder *(note 5)* whereby the holder agreed to settle the balance of their debt and any amounts owing in connection with the debt as at April 1, 2007 (the "Share Payment Cutoff Date") by way of shares of the Company at the rate of $1.25 per share. Interest shall accrue from the Share Payment Cutoff date at the per diem rate of $100. The shares will be subject to a 4 month hold period pursuant to the Securities Act (Ontario) and the TSX Venture Exchange regulations. The shares shall be delivered and the interest paid by cheque concurrent with approval by the TSX Venture Exchange of the option agreement with Roche Bay but no later than 10 business days following the closing of any financing or purchase of shares of the Company as an equity investment which are in the aggregate greater than $2,000,000.

(e) On May 14, 2007, the Company entered into a new promissory note with the existing demand loan holder *(note 4)* on the same terms as the previous loan with the exception of the covenant to repay the principal and accrued interest concurrent with the approval by the TSX Venture Exchange of the option agreement with Roche Bay but no later than 10 business days following the closing of any financing or purchase of shares of the Company as an equity investment which are in the aggregate greater than $2,000,000.

Advanced Explorations Inc.

NEWS RELEASE

News Release – Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces Closing of Financing

Toronto, Ontario, May 23, 2007: Advanced Explorations Inc. ("AEI") today announces that it has secured an additional $1,631,195 of non-recourse debt financing as part of a $3,000,000 debt financing proposal announced in the May 2, 2007 press release. The total debt raised to date is $2,631,195. The debt proceeds shall be used in support of Company activities related to the proposed Option Agreement with Roche Bay. The Company, in agreement with Roche Bay plc ("Roche Bay"), has revised the closing date of the Option Agreement and the D&D Securities and Octagon Capital sponsored $10,000,000 to $20,000,000 financing (announced March 30th, 2007) to May 29th, 2007.

An exploration camp has been established on site and a drill program (two drills) is expected to commence in the near future. The Company anticipates completing sufficient drilling in the next 4 months to generate an updated resource calculation. Historical work undertaken on the property was not to NI 43-101 standards and no resource could be estimated from the previous work.

FOR FURTHER INFORMATION PLEASE CONTACT:

John Gingerich, Chairman
Tel: 1-416-570-3250

Gary Williams, President
Tel: 1-416-570-0629

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted

here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ADVANCED EXPLORATIONS INC.

81 Jessie Avenue, Campbellville, Ontario, L0P 1B0

PROXY

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual General Meeting of Shareholders to be held the 4th day of June, 2007. The undersigned Shareholder of Advanced Explorations Inc., (the "Corporation") hereby appoints Gary Williams, Director, or failing him, John Gingerich, Director or instead of either of them, ____________________ as proxy, with power of substitution, to attend and vote for the undersigned at the Annual General Meeting of Shareholders of the Corporation to be held at the Sheraton Centre Hotel, 123 Queen Street West at **11:00 o'clock in the forenoon (Toronto time), Monday, June 4, 2007,** and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1. FOR ( ) or WITHHOLD ( ) Appointment of **Moore Stephens Cooper Molyneux**, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration;

2. FOR ( ) or WITHHOLD ( ) Election of the directors as nominated by Management and to fix the number of directors at 6;

3. FOR ( ) or AGAINST ( ) Approve and adopt special resolutions to (i) change the Company's name to "**Melville Ferrous Minerals Inc.**" and (2) authorize the Board of Directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

4. FOR ( ) or AGAINST ( ) Approve and adopt special resolutions to (i) change the Company's name to "**Melville Ferric Minerals Inc.**" and (2) authorize the Board of Directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

5. FOR ( ) or AGAINST ( ) Approve and adopt special resolutions to (i) change the Company's name to "**Melville Magnetite Mines Inc.**" and (2) authorize the Board of Directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

6. FOR ( ) or AGAINST ( ) Approve and adopt a special resolution to approve the change in the authorized share capital from "Four million common shares" to "Unlimited Common Shares."

7 FOR ( ) or AGAINST ( ) Approve and adopt special resolutions approving and ratifying the issuance and exercise of Warrants and Options upon such terms and conditions and upon such numbers as the Board of Directors, in its sole discretion deems appropriate, all in accordance with relevant statutory limitations and approvals;

8. FOR ( ) or AGAINST ( ) Approve and adopt special resolutions authorizing and ratifying all actions of the Board of Directors which were based on the assumption that the authorized share capital had in fact been changed to "unlimited" from the Annual and Special Meeting of Shareholders dated March 7, 2000 until the present time of writing of this circular, April 27, 2007.

9. FOR ( ) or AGAINST ( ) Approve and adopt special resolutions authorizing and ratifying all share issuances which have been made by the Board of Directors, particularly from the time of the Annual and Special meeting of Shareholders dated March 7, 2000 until the present time of writing of the circular, April 27, 2007.

10. FOR ( ) or AGAINST ( ) Approve and adopt ordinary resolutions authorizing and ratifying the adoption of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange;

11. FOR ( ) or AGAINST ( ) Approve and adopt ordinary resolutions authorizing and ratifying: (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options; (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares; (c) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange);

12. FOR ( ) or AGAINST ( ) Approve and adopt by an ordinary resolution of disinterested shareholders authorizing the Company to reserve and issue **350,000** bonus common shares pursuant to employment agreements as further described in the information circular attached hereto.

13. FOR ( ) or AGAINST ( ) Approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER SERVICES INC., SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, NOT LATER THAN 5:00 p.m. TORONTO TIME, ONTARIO. NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING, OR ADJOURNMENT THEREOF, OR IS DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING OR AN ADJOURNED MEETING.

This proxy revokes and supersedes all proxies of earlier date
THIS PROXY MUST BE DATED.

DATED this   day of   , 2007.

____
Signature of Shareholder

ADVANCED EXPLORATIONS INC.
81 Jessie Avenue
Campbellville, Ontario
L0P 1B0

MANAGEMENT INFORMATION CIRCULAR

containing information as at **April 27, 2007** unless otherwise noted.

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Advanced Explorations Inc. (the "Company") for use at the Annual and Special Meeting of the shareholders of the Company to be held on Monday, June 4, 2007 (the "Meeting"), at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Costs and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101 arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares (the "Common Shares") of the Company. **All costs of solicitation will be borne by the Company.**

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The persons named as proxy holders in the accompanying form of Proxy, namely Gary Williams, Director and John Gingerich, Director of the Company, were designated by Management (the "Management Designees"). **A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (who need not be a shareholder) to represent him or her at the Meeting. Such right may be exercised by inserting such person's or company's name in the blank space provided in the form of Proxy and striking out the names of the Management Designees or by completing another form of Proxy.** In such event, the shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification to the meeting.

A proxy will not be valid unless the completed, dated and signed form of Proxy is deposited, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, with **Equity Transfer Services Inc.,** Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 or by fax at (416) 361-0470, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof, or is delivered to the chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxy

A shareholder who has given a proxy has the power to revoke it at any time before it is exercised, by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the business office of the Company, **81 Jessie Avenue, Campbellville, Ontario L0P 1B0** at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, at any reconvening thereof, to the chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition a proxy may be revoked by a shareholder executing another form of Proxy bearing a later date and depositing the same at the offices of **Equity Transfer Services Inc.** within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending at the Meeting, withdrawing his or her proxy and voting the shares.

General

Shares represented by properly executed proxies in favour of the Management Designees **will be voted for the matters to be transacted at the Meeting (as stated herein and in the Notice of Meeting) or withheld from voting or voted against, if so indicated on the form of Proxy.**

If the instructions contained in a form of Proxy returned to the Company by a shareholder are certain, the shares represented by the proxy shall be voted on any ballot and, where a choice is specified, in accordance with the specification so made. **If no choice is indicated with respect to any matter referred to herein, the Proxy will be voted <u>FOR</u> such matter.**

The enclosed form of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered holders of Common Shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of Proxy (collectively, the "**Meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

1. be given a form of Proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of Proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of Proxy and deposit it with Equity Transfer Services Inc., Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 or by fax at (416) 361-0470, with respect to the Common Shares beneficially owned by such Non-Registered Holder, in accordance with the instructions provided by the Intermediary, **OR**

2. more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code or other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns. **Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should contact the Intermediary for instructions as to how to proceed.**

All references to shareholders in this Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders of the Company unless specifically stated otherwise.

RECORD DATE AND RIGHT TO VOTE

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on **April 27, 2007** (the "**Record Date**").

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of Proxy in the manner and subject to the provisions described in "Appointment of Proxy" above, and which has not been revoked, shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof, except to the extent that:

1. such shareholder has transferred ownership of any of his or her Common Shares after the Record Date; and

2. the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares. As at **April 27, 2007**, the Company has issued and outstanding **9,880,677** Common Shares without nominal or par value outstanding. **The holders of Common Shares are entitled to one vote for each Common Share held.**

The presence in person or by proxy of not less than two **(2)** persons entitled to vote at a meeting of shareholders is necessary to constitute a quorum of shareholders.

To the knowledge of the directors and executive officers of the Company, as at the date hereof, there is no person who beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, except as disclosed in the following table.

Name	Type of Ownership	Number of Common Shares Owned or Controlled at the Effective Date	Percentage of Outstanding Voting Shares Represented
Environmental Imaging Corporation	Direct	1,600,000	16.19%

CORPORATE GOVERNANCE DISCLOSURE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

1) the *Ontario Business Corporations Act*;
2) the Company's articles of incorporation and by-laws;
3) the Company's code of business conduct;
4) the charters of the Board and the Board committees; and
5) other applicable laws and Company policies.

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all

important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

Directorships: If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
John Gingerich	East Asia Minerals Corporation	TSX Venture Exchange	Director	June 1, 2005	Present
	BacTech Mining Corporation	TSX Venture Exchange	Director, Chairman	March 28, 2006	Present
	Golden Odyssey Mining Inc.	TSX Venture Exchange	Director	March, 2006	Present

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or

transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.

The Board of Directors has no other committees than the Audit committee,

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

For the financial year ended **December 31, 2006**, the Company had one (1) executive officer, who is also a director. "**Executive Officer**" means an individual who is the chair or vice-chair of the board of directors, president or any vice-president in charge of a principal business unit, division or function including sales, finance or production, and an officer of the Company or its subsidiary who performs a policy making function in respect of the Company or any other individual who performed a policy-making function in respect of the Company. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most

recently completed financial year of the payment of which was deferred) paid to the Executive Officer (or companies controlled by the Executive Officer), in the capacity as an Executive officer, for the most recently completed financial year, was nil.

Summary of Compensation

Gary Williams, who acted in a capacity similar to a chief executive officer ("CEO") and chief financial officer ("CFO"), and was the President of the Company for the financial year ended December 31, 2006 is the "Named Executive Officer" for the Company. A "Named Executive Officer" means the following individuals: the CEO, CFO and the three most highly compensated Executive Officers, other than the CEO and CFO whose total salary and bonus exceeded $150,000 and who were serving as executive officers at the end of the most recently completed financial year and any such individuals who were not serving as an officer of the Company at the end of the most recently completed financial year. The Company has no Executive Officers whose total salary and bonus exceeded $150,000 for the financial year ended December 31, 2006. The following table sets forth all annual and long term compensation paid by the Company and its subsidiaries for the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All other compen-sation
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation	Securities Under Options/ SARs[2] Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP[3] Payouts ($)	
Gary Williams[1] *President, Chief Executive Officer and Director*	2006	$30,000	Nil	Nil	Nil	Nil	Nil	Nil
Gary Williams[1] *President, Chief Executive Officer and Director*	2005	$30,000	Nil	Nil	Nil	Nil	Nil	Nil
Gary Williams[1] *President, Chief Executive Officer and Director*	2004	$10,000	Nil	Nil	Nil	Nil	Nil	Nil
Mirella Howell[1] *Former President, Chief Executive Officer and Director*	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Mirella Howell resigned as President and CEO of the Company on September 2, 2004. Gary Williams was appointed President of the Company on September 2, 2004.

(2) "SARs" or "Stock Appreciation Right" means the right granted by the Company or any of its subsidiaries as compensation for employment services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(3) "LTIP" or "Long Term Incentive Plan" means any plan which provides compensation intended to motivate performance over a period longer than one financial year, but does not include options or SAR plans or plans for compensation through restricted shares or restricted share units.

Long Term Incentive Plan

The Company does not have a Long Term Incentive Plan for the Named Executive Officers, other than stock options granted from time to time by the board of directors under the provisions of the stock option plan.

Grant of Stock Option/SARs

The following table sets forth particulars of individual grants of options granted by the Company or any of its subsidiaries (whether or not in conjunction with SARs) and freestanding SARs made during the financial year ended **December 31, 2006** to the Named Executive Officers.

Option/SAR Grants During the Financial Year Ended December 31, 2006

Name	Securities, Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gary Williams *President, Chief Executive Officer and Director*	Nil	N/A	N/A	N/A	N/A

Aggregate Option/SAR Exercises During The Most Recently Completed Financial Year and Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Gary Williams *President, Chief Executive Officer and Director*	Nil	Nil	Nil	Nil

Option and SAR Repricings

During the financial year ended **December 31, 2006**, the Company had not repriced downward any stock options or SARs held by the Named Executive Officers.

Defined Benefit or Actuarial Plan Disclosure

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as of date of this information circular (c)
Equity compensation plans approved by securityholders	445,000	$0.45	553,068
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	445,000		553,068

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have in place any employment contract between the Company or any subsidiary thereof and the Named Executive Officers. Nor does the Company have in place any compensatory plan, contract or arrangement with respect to a Named Executive Officer, where the Named Executive Officer is entitled to receive more than $100,000 from the Company or its subsidiaries, which results or will result from the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or from a change of control of the Company or any of its subsidiaries, or a change in the Named Executive Officer's responsibilities following a change in control.

Change of Name

Pursuant to section 168(1)(a) of the *Business Corporations Act* (Ontario), the shareholders of the Company will be asked to consider and, if thought appropriate, approve and adopt special resolutions authorizing the board of directors, in its sole discretion to amend the Articles of the Company to change the name of the Company to **Melville Ferrous Minerals Inc., Melville Ferric Minerals Inc. or Melville Magnetite Mines Inc.**, or such other name as the board of

directors in its sole discretion, deems appropriate and is acceptable to the applicable regulatory authorities. The board of directors, may in its sole discretion, decide not to act on any of these resolutions without further approval from the shareholders of the Company. **In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this special resolution.**

The complete text of the special resolutions which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

A. Name Change to Melville Ferrous Minerals Inc.

"BE IT HEREBY RESOLVED Advanced Explorations Inc. adopt special resolutions that:

1. Advanced Explorations Inc. (the "Corporation") be and is hereby authorized to amend the Articles of the Corporation to change the name of the Corporation to "Melville Ferrous Minerals Inc." or such other name that in its sole discretion it determines appropriate and which any regulatory body having jurisdiction may accept;

2. the board of directors, in its sole discretion, may act upon this resolution to effect a change in the Articles of the Corporation, or, if deemed appropriate, may choose not to act upon this resolution without further approval from shareholders of the Corporation;

3. should the directors of the Corporation choose to act upon this resolution, they are authorized to execute and file restated Articles of the Corporation or Articles of Amendment as directed by the Director of Corporations pursuant to the *Business Corporations Act* (Ontario); and

4. any one director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings, including, if required, the filing of restated Articles, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this special resolution."

B. Name Change to Melville Ferric Minerals Inc.

"BE IT HEREBY RESOLVED Advanced Explorations Inc. adopt special resolutions that:

1. Advanced Explorations Inc. (the "Corporation") be and is hereby authorized to amend the Articles of the Corporation to change the name of the Corporation to "Melville Ferric Minerals Inc." or such other name that in its sole discretion it determines appropriate and which any regulatory body having jurisdiction may accept;

2. the board of directors, in its sole discretion, may act upon this resolution to effect a change in the Articles of the Corporation, or, if deemed appropriate, may choose not to act upon this resolution without further approval from shareholders of the Corporation;

3. should the directors of the Corporation choose to act upon this resolution, they are authorized to execute and file restated Articles of the Corporation or Articles of Amendment as directed by the Director of Corporations pursuant to the *Business Corporations Act* (Ontario); and

4. any one director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings, including, if required, the filing of restated Articles, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to

give effect to this special resolution."

C. Name Change to Melville Magnetite Mines Inc.

"BE IT HEREBY RESOLVED Advanced Explorations Inc. adopt special resolutions that:

1. **Advanced Explorations Inc. (the "Corporation") be and is hereby authorized to amend the Articles of the Corporation to change the name of the Corporation to "Melville Magnetite Mines Inc." or such other name that in its sole discretion it determines appropriate and which any regulatory body having jurisdiction may accept;**

2. **the board of directors, in its sole discretion, may act upon this resolution to effect a change in the Articles of the Corporation, or, if deemed appropriate, may choose not to act upon this resolution without further approval from shareholders of the Corporation;**

3. **should the directors of the Corporation choose to act upon this resolution, they are authorized to execute and file restated Articles of the Corporation or Articles of Amendment as directed by the Director of Corporations pursuant to the *Business Corporations Act* (Ontario); and**

4. **any one director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings, including, if required, the filing of restated Articles, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this special resolution."**

In order to be effective, this special resolution requires the affirmative vote of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at the meeting. In the absence of contrary directions, the management designees intend to vote proxies in the accompanying form in favour of this special resolution.

Share Capital
Amendment to Share Capital

The Share Capital of the Company was originally four (4) million common shares. The predecessor company was originally "Donrand Mines Limited" which was created in Ontario through Letter Patent dated January 27, 1944, and the capital of the Company was "Four Million dollars divided into Four Million Shares of One dollar each". The authorized capital of 4 million shares was not changed from 1944 by any amendment to the Articles.

In March 7, 2000, however the Company underwent some changes and this is where some difficulties arose. There was an Annual and Special Meeting of Shareholders on March 7, 2000 and there were Special Resolutions made to amend the Articles of the Corporation.

It seems the belief was that the resolutions would also make changes which would increase the share capital from four million common shares to unlimited. It also seems to be the belief that the share capital would be changed (after completion of the reverse take over with RMR shareholders) so that there were certain warrants, and the Information Circular outlines four series of Warrants, listed as Series A, B, C and D. However, it seems the documentation to accomplish the changes to the share capital was not made.

The Management Information Circular, for the Annual and Special meeting of Shareholders for March 7, 2000 states at page 6, that there will be 'Special Resolutions re Amendment to Articles'. It stated that "the following is a summary of Management's comments pertaining to this Special Resolution."

It then has a chart which is titled "Donrand Mines Limited Share Capital" and it contains the following: "Donrand Mines Limited Current Share Capital" "Common Shares- Authorized- Unlimited number." However, that was not the case and this seems to have created some problems.

The Circular then outlined the share capital of CRMnet.com Inc "after filing Articles of Amendment" and it lists the authorized capital as "unlimited." It then lists the share capital "after completion of the R.T.O. with RMR Shareholders" and it listed the "authorized capital" of the common shares as "unlimited".

The Special Resolutions which were brought to the shareholders at the March 7, 2000 Annual and Special Meeting to amend the Articles were as follows:

> "a) changing the name of the Corporation to CRMnet.com Inc, or such other name as may be satisfactory to the Director appointed under the Ontario Business Corporations Act;
> b) (i) consolidating the Common shares of the Corporation on a one (1) new for two (2) old basis; and
> (ii) no fractional shares of the Corporation are to be issued in connection with the consolidation and in the event that a Shareholder would otherwise be entitled to receive a fractional share upon such consolidation, the number of Common Shares to be received by such Shareholder shall be rounded up to the nearest whole number of Common Shares.
> c) the number of Directors may vary between three (3) to fifteen (15) from time to time as set by Resolution of the Board of Directors."

(The Officers and Directors were also given power to execute and deliver Articles of Amendment in duplicate and authorized to execute and deliver all such other documents and do such other acts and things as may be necessary or desirable to give effect to the foregoing, and Articles of Amendment were filed with the Director under the Business Corporations Act dated March 7, 2000). Although the amendment to change the authorized capital from four million to unlimited was not specified, it seemed to be the belief of the relevant parties that these changes were in fact made on March 7, 2000.

Share Issuances

The Company is seeking shareholder approval to approve and ratify all share issuances which have been made by the Board of Directors from March 7, 2000 until the present writing of this Information Circular, April 27, 2007. At March 7, 2000, the opening balance of shares in the predecessor company, "Donrand Mines Limited" was 2,260,005 according to the Information Circular for the Annual and Special Meeting of Shareholders at March 7, 2000. At present, the

Company has issued and outstanding 9,880,677 Common Shares. During the time from March 7, 2000 until the present, there have been amendments to the articles and name changes to the Company, and a consolidation on the basis of three common shares being exchanged for one new common share (September 30, 2004) and a consolidation on the basis for three common shares being exchanged for one new common share (March 11, 2005).

The Company is taking steps to now remedy the situation by applying to correct the Articles of Amendment that were filed on March 7, 2000 and in the event that it is not successful in doing so before the Meeting, it is seeking shareholder approval of the following special resolutions:

The Board is seeking shareholder approval to approve and adopt Special Resolutions:

a. to approve the change in the authorized share capital from "Four million common shares" to "Unlimited Common Shares";

b. to ratify and approve the issuance and exercise of Warrants and Options upon such terms and conditions and upon such numbers as the Board of Directors, in its sole discretion deems appropriate, all in accordance with relevant statutory limitation and approvals;

c. to approve and ratify all actions of the Board of Directors which were based on the assumption that the share capital had in fact been changed to "unlimited" from the time of the Annual and Special Meeting of Shareholders dated March 7, 2000 until the present time of writing of the circular (April 27, 2007),

d. to approve and ratify all share issuances which have been made by the Board of Directors from the time of the Annual and Special meeting of Shareholders dated March 7, 2000 until the present time of writing of the circular (April 27, 2007).

In order to be effective, this special resolution requires the affirmative vote of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at the meeting. In the absence of contrary directions, the management designees intend to vote proxies in the accompanying form in favour of this special resolution.

Stock Option Plan

The Company has no pension plan and no standard or other arrangement for compensation to the other directors and officers of the Company except the granting of stock options.

Under the Stock Option Plan (the "Plan") of the Corporation, the board of directors may, at its discretion, grant options to purchase up to **10%** of the issued and outstanding common shares from time to time, on a non-diluted basis, to directors, officers, consultants and certain key employees of the Corporation or any of its subsidiaries, provided that no individual may be granted options exceeding **5%** of the issued and outstanding common shares of the Corporation, from time to time. Options granted under the Plan are non-assignable and non-transferable. The option price per common share granted under the Plan is the closing market price for the common shares on the TSX Venture Exchange (the "Exchange") of the day of trading immediately preceding the announcement of the grant of the option, less any applicable discount

as may be allowed by the Exchange. The maximum term of any option is five years from the date the option is granted. If a person to whom options have been granted ceases to be a director, officer or employee of the Corporation, such person must exercise his option within ninety (90) days of the termination date, after which all of his outstanding options will expire. In the event of the death of a designated recipient, his estate will have twelve months within which to exercise the outstanding options. Any amendment to the Plan will also have to be approved by the Exchange.

As at the date of this Information Circular, the following options to purchase Common Shares were granted and outstanding under the Plan:

Gary Williams – 150,000 (President and Director)

John Gingerich – 100,000 (Director and Chairman of the Board)

Mark Gossin – 85,000 (Director and CFO)

Clara Mancini – 50,000 (Director)

Benoit Rivard – 50,000 (Director)

Tony Carter – 10,000 (Consultant)

A copy of the Plan will be available for inspection at the Meeting. The directors believe that the Plan is in the Company's best interests and recommend that the shareholders approve the Plan.

Compensation of Directors

The Directors have no standard compensation arrangements, or any other arrangements, with the Company. The amount earned by Directors of the Company for their services as directors, including salaries, director's fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred, any amounts payable for committee participation or special assignments from the Company and its subsidiaries. The Directors had no arrangements with the Company where they were compensated for services as consultants or experts by the Company or its subsidiaries during the financial year ended **December 31, 2006**.

Executive Officers of the Company who also act as Directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Executive Officers in their capacity as Executive Officers. See "Compensation of Executive Officers" above.

SHARE BONUS

Disinterested shareholder approval (with the abstention of prospective recipients) of the reservation and issuance of up to **350,000** bonus common shares (the "Share Bonuses") pursuant to employment agreements which the Company shall enter into upon TSX Venture Exchange approval of the option agreement between the Company and Roche Bay Plc and the completion of the concurrent financing. Each of the shares shall have a deemed price of $1.25 per bonus common share. Disinterested shareholder approval is only being sought for the first tranche of shares payable under such employment agreement. Future share bonuses shall be subject to future shareholder approval.

Personnel	**Position**	**Bonus Shares issuable upon Exchange and disinterested shareholder approval of bonus share issuance**	**Bonus Shares issuable upon completion of pre-feasibility study and disinterested shareholder approval of bonus share issuance**	**Bonus Shares issuable upon completion of feasibility study and disinterested shareholder approval of bonus share issuance**
John Gingerich	President and CEO	60,000	70,000	70,000
Daniel Botes	COO	85,000	100,000	150,000
Gary Williams	VP-Environmental	60,000	70,000	70,000
Hendrick Bosman	Project Manager	65,000	75,000	95,000
Dirk Swartz	Chief Engineer	60,000	65,000	95,000
Candace Ramacharan	Administrative Assistant	20,000	20,000	20,000
Total		350,000	400,000	500,000

Accordingly, the following resolution is being presented to the shareholders of the Company for their consideration as follows:

> "Approval of an ordinary resolution of disinterested shareholders authorizing the Company to reserve and issue 350,000 bonus common shares to the following, pursuant to employment agreements with the Company".

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed

which compensation was not offered on the same terms to all full time employees) during the financial year ended **December 31, 2006**.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the financial year ended **December 31, 2006**, no director, Executive Officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed nominee for election as a director of the Company, or any known associate or affiliates of such persons in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, or as otherwise disclosed herein.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, the Company is not aware of any material interest, direct or indirect, of any informed person of the Company. An "Informed Person" means a director or executive officer of a reporting issuer or of a person or company that is itself an informed person or subsidiary of a reporting issuer, any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution, and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities. Nor is the Company aware of any material interest, direct or indirect of any proposed director of the company, any associate or affiliate of any informed person or proposed director, or of any person who beneficially owns or controls directly or indirectly more than 10% of the issued and outstanding Common Shares of the Company, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Receipt of Financial Statements

The audited consolidated financial statements of the Company for the financial years ended December 31, 2006, and the accompanying auditors' report thereon will be presented at the Meeting.

Audit Committee

The audit committee has various responsibilities as set forth in **Multilateral Instrument 52-110** ("MI 52-110).

The Audit Committee's Charter

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the board of directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least **one** of the members of the Audit Committee shall be **financially literate**.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the board of directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Appoint the independent auditors to be engaged by the Company, establish the audit fees of the independent auditors, pre-approve any non-audit services provided by the independent auditors, including tax services, before the services are rendered. Review and evaluate the performance of the independent auditors and review the full board of directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing audit firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with each public accounting firm that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management, such as any the Management letter or schedule of unadjusted differences.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's charter or bylaws, or the board of directors.

23. The Audit Committee will evaluate the independent auditors.

Composition of the Audit Committee

The members of the audit committee, a majority of which are independent, has at least one member which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by to the Company to ensure auditor independence. Fees incurred with for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	*Fees Paid to Auditor in Year ended*	*Fees Paid to Auditor in the prior Fiscal Year*
Audit Fees(1)	$28,755.49	$18,225
Audit-Related Fees(2)	$0	$0
Tax Fees(3)	$0	$1575
All Other Fees(4)	$0	$125
Total	**$28,755.49**	**$19,925**

(1) **"Audit Fees"** include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) **"Audit-Related Fees"** include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) **"Tax Fees"** include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) **"All Other Fees"** include all other non-audit services.

Exemption

The Company is relying upon the exemption in **section 6.1** of **MI 52-110** in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

The Company does not have any other committees.

Appointment of Auditors

The shareholders of the Company will be asked to vote for the appointment of **Moore Stephens Cooper Molyneux,** Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing Moore Stephens Cooper Molyneux, Chartered Accountants, as auditors for the Company for the ensuing year**, to hold office until the close of the next annual meeting of shareholders or until such firm is removed from office or resigns as provided by law. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the board of directors of the Company to fix the compensation of the auditors for the ensuing year. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution authorizing the board of directors of the Company to fix the compensation of the auditors for the ensuing year.**

Election of Directors

The board of directors presently consists of **six (6)** directors and these directors are being nominated for re-election.

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees, if named as proxy, intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Company, or with the provisions of the *Business Corporations Act* (Ontario). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Municipality of Residence and Position with the Issuer	**Principal Occupation For Past Five Years**	**Director of Issuer Since**	**Number of Common Shares owned[1] (% of issued and outstanding number of shares)**
John Gingerich *Mississauga, Ontario* Chairman, and Director (President and CEO nominee)	Mr. Gingerich is currently the Director and Chairman of the Issuer, East Asia Minerals Corporation, BacTech Mining Corporation and Golden Odyssey Mining Inc. Mr. Gingerich is also the Proprietor of Geotechnical Business Solutions, from November 2002 – present. He was also the manager of Technical Development of Golder Associates from April 2003 – December 2003 and Director of Technology, Research and Geophysics of Noranda Inc. from Nov 1987 – Oct 2002.	September 2, 2004	Nil
Daniel Malherbe Botes *Toronto, ON* (Chief Operating Officer and DirectorNominee)	Chief Operating Officer of Roche Bay plc from June 2006 to February 2007; Manager of Kumba Resources Ltd. from August 2005 to May 2006 and Marketing Manager from April 2005 to July 2005; Technical Manager of Kumba Hong Kong from November 2002 to March 2005; and Head Quality Assurance of Sishen Oron Ore Company from July 2001 to October 2002, Head Plant Optimisation from January 2001 to June 2001, Senior Industrial Engineer from January 2000 to January 2001 and Industrial Engineer in training from January 1998 to January 2000	Nominee	Nil
Gary Williams[2] *Campbellville, Ontario* Director	Mr. Williams has been involved in the mining industry since 1977 and has conducted a wide range of exploration programs throughout Canada since that time. His experience has centered on	March 1, 2005	50,000 (0.5%)

Name, Municipality of Residence and Position with the Issuer	Principal Occupation For Past Five Years	Director of Issuer Since	Number of Common Shares owned[1] (% of issued and outstanding number of shares)
(Vice-President Environmental Nominee)	exploration for uranium, precious metals and base metals, focusing on: the Athabasca Basin in Saskatchewan and the Thelon Basin in Nunavut: the Hemlo, Abitibi and Mishibishu greenstone belts as well as a number of smaller belts in northern Ontario, the Isok Lake area in Nunavut. Principal strengths gained through this experience include management of large multi-phase projects, project planning, and liaison with government organizations roles that are a focus of his current duties. He is a member of the Association of Professional Geoscientists of Ontario, and is currently a member of their Discipline Committee.		
Mark Gossin *Toronto, Ontario* Chief Financial Officer and Director	Vice President of Chestnut Hill Homes since March of 1989. His has experience with the financing, administration and corporate governance of companies in a number of industries.	January 9, 2007	30,000 (0.3%)
Clara Mancini[2] *Etobicoke, Ontario* Director	Ms. Mancini has 20 years experience in personal business management. Currently, as a Creative Services Consultant, the bulk of her work is balanced between both technical and creative writing. A former federal civil servant, with over 15 years of multidisciplinary work experience, Ms. Mancini, is committed to service excellence. Her background in language and communication, certification in translation and interpreting, and her ability to speak six languages has allowed her to function in a variety of business environments.	July 14, 2004	Nil
Benoit Rivard[2] *Sherwood Park, Alberta* Director	Dr. Benoit Rivard is a recognized leading expert in mineral applications of hyperspectral technology. As one of Canada's leading researchers, Dr. Rivard, a professor at the University of Alberta, is actively involved in research programs with Canada's technology providers and developers. Ongoing initiatives include: instrument manufacture Telops and producers of the oil sand sector, as well as, resource mapping in the Canadian north in support of government programs. He is a member of the science team for the HERO hyperspectral satellite, under consideration by the Canadian Space Agency. Dr. Rivard's experience and expertise further enhance the technical strength of the Advanced Explorations Inc. team.	March 1, 2005	Nil

(1) Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

(2) **Gary Williams, Clara Mancini** and **Benoit Rivard** as at the date hereof, are the members of the Company's audit committee (the "Audit Committee"). The general function of the Audit Committee is to review the overall audit plan and the Company's system of internal controls, to review the results of the external audit and to resolve any potential dispute with the Company's auditors. The Company has no Executive Committee.

John Gingerich will be the President, Chief Executive Officer, Chairman and Director of the Issuer. He will be devoting such time to the affairs of the Issuer as may be required to perform his duties as Chief Executive Officer, Chairman and Director. Mr. Gingerich is currently the Director and Chairman of the Issuer, East Asia Minerals Corporation, BacTech Mining Corporation and Golden Odyseey Mining Inc. Mr. Gingerich is also the Proprietor of Geotechnical Business Solutions, from November 2002 – present. He was also the manager of Technical Development of Golder Associates from April 2003 – December 2003 and director of Technology, Research and Geophysics of Noranda Inc. from Nov 1987 – Oct 2002.

Daniel Botes will be Chief Operating Officer and Director of the Issuer following TSX Venture Exchange approval of the option agreement between the Company and Roche Bay Plc. He has been Chief Operating Officer of Roche Bay plc from June 2006 to February 2007; Manager of Kumba Resources Ltd. from August 2005 to May 2006 and Marketing Manager from April 2005 to July 2005; Technical Manager of Kumba Hong Kong from November 2002 to March 2005; and Head Quality Assurance of Sishen Oron Ore Company from July 2001 to October 2002, Head Plant Optimisation from January 2001 to June 2001, Senior Industrial Engineer from January 2000 to January 2001 and Industrial Engineer in training from January 1998 to January 2000

Gary Williams will be the Vice-President Environmental and Director of the Issuer. Mr. Williams has been involved in the mining industry since 1977 and has conducted a wide range of exploration programs throughout Canada since that time. His experience has centered on exploration for uranium, precious metals and base metals, focusing on: the Athabasca Basin in Saskatchewan and the Thelon Basin in Nunavut: the Hemlo, Abitibi and Mishibishu greenstone belts as well as a number of smaller belts in northern Ontario, the Isok Lake area in Nunavut. Principal strengths gained through this experience include management of large multi-phase projects, project planning, and laison with government organizations, roles that are a focus of his current duties. He is a member of the Association of Professional Geoscientists of Ontario, and is currently a member of their Discipline Committee.

Mark Gossin will be the Chief Financial Officer and Director of the Issuer and will manage the financial and reporting affairs of the Issuer including the preparation and filing of financial statements and other matters. Mr. Gossin is currently the Chief Financial Officer and Director of the Issuer. He is also the Vice President of Chestnut Hill Homes since March of 1989.

Clara Mancini will be a Director of the Issuer. Ms. Mancini has been a business consultant since 2003. Prior to this period, she was a human resources officer for over 10 years with the Solicitor General of Canada.

Dr. Benoit Rivard will be a Director of the Issuer. Dr. Benoit Rivard is currently a Director of the Issuer. Dr. Benoit Rivard is a recognized leading expert in mineral applications of hyperspectral technology. As one of Canada's leading researchers, Dr. Rivard, a professor at the University of Alberta, is actively involved in research programs with Canada's technology providers and developers. Ongoing initiatives include: instrument manufacture Telops and producers of the oil sand sector, as well as, resource mapping in the Canadian north in support of government programs. He is a member of the science team for the HERO hyperspectral satellite, under consideration by the Canadian Space Agency.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as set forth above and in the Notice of Meeting. Should any other matters properly come before the Meeting, it is the intention of the persons named in the form of Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

DIRECTORS' APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the board of directors.

Dated this **27**th day of **April, 2007.**

CERTIFIED CORRECT ON BEHALF OF THE BOARD OF DIRECTORS BY:

"Gary Williams"

Gary Williams, President

ADVANCED EXPLORATIONS INC.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that the Annual and Extraordinary General Meeting (the "Meeting") of **ADVANCED EXPLORATIONS INC.** (the "Company") will be held on **June 4, 2007** at the Sheraton Centre Hotel (the Oxford Room), 123 Queen Street, West, Toronto, Ontario at the hour of 11:00 a.m. (Toronto time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period ending **December 31, 2006** together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at **6**.

5. To consider and, if thought fit, approve and adopt special resolutions, as more particularly set forth in the information circular attached hereto, relating to (i) the approval of an amendment to the Articles of the Company to change the name of the Company to **"Melville Ferrous Minerals Inc."** and (2) authorize the Board of Directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

6. To consider and, if thought fit, approve and adopt special resolutions, as more particularly set forth in the information circular attached hereto, relating to (i) the approval of an amendment to the Articles of the Company to change the name of the Company to **"Melville Ferric Minerals Inc."** and (2) authorize the Board of Directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

7. To consider and, if thought fit, approve and adopt special resolutions, as more particularly set forth in the information circular attached hereto, relating to (i) the approval of an amendment to the Articles of the Company to change the name of the Company to **'Melville Magnetite Mines Inc."** and (2) authorize the Board of Directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

8. To consider and, if thought fit, approve and adopt special resolutions as more particularly set forth in the information circular attached hereto, relating to the approval of an amendment to the Articles of the Company to change the authorized share capital of the company from 'Four Million Common Shares" to "Unlimited Common Shares".

9. To consider and, if thought fit, approve and adopt special resolutions as more particularly set forth in the information circular attached hereto relating to ratify and approve the issuance and exercise of Warrants and Options upon such terms and condition and upon such numbers as the Board of Directors, in it sole discretion deems appropriate, all in accordance with relevant statutory limitations and approvals.

10. To consider and if thought fit, approve and adopt special resolutions as more particularly set

forth in the information circular attached hereto relating to approve and ratify all actions of the Board of Directors which were based on the assumption that the authorized share capital had in fact been changed to "unlimited" from the time of the Annual and Special Meeting of Shareholders dated March 7, 200 until the present time of writing of the circular (April 27, 2007).

11. To consider and if thought fit, approve and adopt special resolutions ratifying all share issuances which have been made by the Board of Directors from the time of the Annual and Special meeting of Shareholders dated March 7, 2000 until the present time of writing of the circular, April 27, 2007.

12. To consider and if thought fit, approve and adopt ordinary resolutions ratifying the proposed Stock Option Plan of the Company which is more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

13. To consider and if thought fit, approve and adopt ordinary resolutions approving and ratifying: any amendments to previously issued stock options agreements, including decreased in the exercise price of previously issued stock options; (b) the grant to insiders within a 12 month period a number of options exceeding 10% of the number of issued shares; (c) the issuance of a number of shares to nay one insider and such insider's associates upon the exe4rcise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier I issuer under the rules of the TSX Venture Exchange).

14. To consider and if thought fit, approve and adopt an ordinary resolution of disinterested shareholders authorizing the Company to reserve and issue 350,000 bonus common shares pursuant to employment agreements as further descried in the information circular.

15. To consider and if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts, proceedings, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

16. To transact such other business as may property come before the Meeting.

An Information Circular, report of the Auditor and the Audited Financial Statements of the Company for the year ended December 31, 2006 with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Campbellville, Ontario this 27th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANCED EXPLORATIONS INC.

Per: *"Gary Williams"*
Gary Williams, Director

NEWS RELEASE

News Release – Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces May 16th Option Agreement Closing Date and Additional Debt Financing

Toronto, Ontario, May 2, 2007: Advanced Explorations Inc. ("AEI") today announces that it has in agreement with Roche Bay plc ("Roche Bay") set the closing date of the Option Agreement and financing as May 16th, 2007. The Company is in the process of completing all the required TSX filings and financing associated with the Option Agreement.

AEI also announces that it will increase the debt financing announced on March 30, 2007, from $1,500,000 up to $3,000,000. Terms of this additional financing include a bonus equal to 20% of the loan principal advanced to be paid in shares of the Company at the financing rate of $1.25 per share as announced March 30th, 2007. The interest rate of the loan has been set at 10.0% per annum. The loan shall be payable upon the completion of the transactions related to the Roche Bay Option Agreement announced February 12th, 2007. The loan proceeds shall be used to support the proposed Option. In the event that such transactions do not complete, the Company shall be released from all liability related to the loan and all amounts related thereto.

An exploration camp has been established on site and two drills and crews are expected to be mobilized in the near future. The Company anticipates completing sufficient drilling in the next 4 months to generate an updated resource calculation. Historical work undertaken on the property was not to NI 43-101 standards and no resource could be stated from the previous work.

FOR FURTHER INFORMATION PLEASE CONTACT:

John Gingerich, Chairman
Tel: 1-416-570-3250

Gary Williams, President
Tel: 1-416-570-0629

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered

under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Form 52-109F1 ***Certification of Annual Filings***

I, Gary Williams, President and the person standing in place of Chief Executive Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Advanced Explorations Inc.*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

"Gary Williams"

Gary Williams
President and Person standing in place of Chief Executive Officer

Form 52-109F1 *Certification of Annual Filings*

I, Mark Gossin, Chief Financial Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Advanced Explorations Inc.*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

Mark Gossin
Chief Financial Officer

RECEIVED
2007 NOV -5 A 7:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**Advanced Explorations Inc.**
Financial Year Ending, used in calculating the participation fee:	**December 31, 2006**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	8,880,667	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X 0.30	
Market value of class or series	= 2,664,200.10	2,664,200.10
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		________(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		________(B)
(Repeat for each class or series of corporate debt or preferred shares)		________(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		2,664,200.10
Total fee payable in accordance with Appendix A of the		$600

Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable × Number of entire months remaining in the issuer's financial year

---

12

Late Fee, if applicable (As determined under section 2.9 of the Rule)	0 days x $6 per diem	$

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable × Number of entire months remaining

in the issuer's financial year

________________________________ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion)	________
Capital leases (including the current portion)	________
Minority or non-controlling interest	________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	________
Any other item forming part of shareholders' equity and not set out specifically above	________
Percentage of the outstanding equity securities registered in the name of an Ontario person X	________
Capitalization	________
Total Fee payable pursuant to Appendix A of the Rule	________
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

aei Advanced Explorations Inc.

NEWS RELEASE

News Release – Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces Completion of a Second $500,000 Debt Financing

Toronto, Ontario, April 23, 2007: Advanced Explorations Inc. ("AEI") today announces that it has completed $1,000,000 of the $1,500,000 debt financing announced on March 30, 2007. The Company has arranged a second loan of $500,000 from a director of AEI, where a bonus equal to 20% of the loan principal advanced shall be paid in shares of the Company at the financing rate of $1.25 per share as announced March 30th, 2007. The interest rate of the loan has been set at 10.0% per annum. The loan shall be payable upon the completion of the transactions related to the Roche Bay Option Agreement announced February 12th, 2007. The loan proceeds shall be used to support the proposed option and funds will be lent by AEI to Roche Bay Plc pursuant to a further loan agreement. In the event that such transactions do not complete, the Company shall be released from all liability related to the loan and Roche Bay Plc shall be wholly responsible for the repayment of the loan and all amounts related thereto.

Roche Bay Option

The Roche Bay magnetite project located on the East Melville Peninsula consists of 4 mining leases on outcroppings of a banded iron formation. The eastern most exposures are ideally located being within 6 kilometers of tide water. A Technical Report has been completed by Paul Palmer of Golder Associates Ltd. as the designated QP which summarized the historical and recent work completed on the Roche Bay magnetite property.

In 1982 there were 16 diamond core drill holes drilled into the iron formation for a total of 3214 metres. Based on surface mapping and historical drilling, the dip of the iron formation has been defined as vertical to sub-vertical. Based on the field work in 1982, a tonnage of 1.14 billion was estimated with an iron grade between 24% and 34%. The potential quantity and grade is conceptual in nature, as there has been insufficient exploration to define a mineral resource. This historical tonnage estimate is not considered a mineral resource estimate as defined in Sections 1.2 and 1.3 of NI 43-101 and cannot be relied upon and accordingly no claim to resources under NI 43-101 is made.

Recent (2006) metallurgical studies by SGS Lakefield from core samples collected in 2006 and historical core from the property corroborated earlier studies that consistently found that upgrading of the iron content was achieved by grinding and magnetic separation alone. The iron

content of the concentrates produced varied between 66% and 71%. It was also shown that dry magnetic separation of a crushed product can lead to upgrading the feed material to 40% iron, while recovering 99% of magnetic iron in the feed material. The studies also found that the vast majority of deleterious elements reported to the tailings, resulting in a clean, high quality concentrate. The only exception was sulphides, but during pelletising tests conducted in the past, the sulphur content came down to 0.01%. The Bond ball mill work index was found to be between 6 and 9 kWh/ton.

Paul Palmer P. Geo, P.Eng of Golder Associates is the QP within the meaning of 43-101. The geologic information within this release is extracted from a qualifying report filed on Sedar and coauthored by the QP. The content of this release has been reviewed by the QP who approves the content of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

John Gingerich, Chairman
Tel: 1-416-570-3250

Gary Williams, President
Tel: 1-416-570-0629

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

RECEIVED

NEWS RELEASE

News Release – Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces Completion of $500,000 Debt Financing

Toronto, Ontario, April 4, 2007: Advanced Explorations Inc. ("AEI") today announces that it has completed the first $500,000 of the $1,500,000 of the debt financing announced on March 30, 2007. The Company has arranged a loan of $500,000 from a director of AEI, where a bonus equal to 20% of the loan principal advanced shall be paid in shares of the Company at the financing rate of $1.25 per share as announced March 30th, 2007. The interest rate of the loan has been set at 10.0% per annum. The loan shall be payable upon the completion of the transactions related to the Roche Bay Option Agreement announced February 12th, 2007. The loan proceeds shall be lent by AEI to Roche Bay Plc pursuant to a further loan agreement. In the event that such transactions do not complete, the Company shall be released from all liability related to the loan and Roche Bay Plc shall be wholly responsible for the repayment of the loan and all amounts related thereto.

FOR FURTHER INFORMATION PLEASE CONTACT:

John Gingerich, Chairman
Tel: 1-416-570-3250

Gary Williams, President
Tel: 1-416-570-0629

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037 Pacific Centre, 1925 – 700 West Georgia Street Vancouver, British Columbia, V7Y 1A1

General: (604) 688-6775 Fax: (604) 688-6995 Cell (778) 837-7020 pmf@thomasrondeau.com

April 2, 2007

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Advanced Explorations Inc. (the "Company")

We are the solicitors for the Company and wish to advise the following with respect to the upcoming Annual and Extraordinary General Meeting general meeting of the shareholders of the Company:

1.	Meeting Type:	Annual and Extraordinary General Meeting
2.	Security Description of Voting Issue:	Common
3.	CUSIP Number:	00765C
4.	Record Date:	Friday, April 27, 2007
5.	Meeting Date:	Monday, June 4, 2007
6.	Meeting Location:	The Sheraton Centre Hotel, Toronto, 123 Queen Street West, Toronto, Ontario
7.	Routine or Special:	Special

Yours truly,

FANG AND ASSOCIATES

"Paul M. Fang"

Paul M. Fang

PMF/lsi

* Denotes law corporation

NEWS RELEASE

News Release – Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. announces Financing of up to $20,000,000 and $1,500,000 Debt Financing

Toronto, Ontario, March 30, 2007: Advanced Explorations Inc. ("AEI") today announces that it has entered into an agreement with a syndicate of agents led by D&D Securities Inc. and Octagon Capital (the "Agents"), to raise up to $20,000,000 by way of a private placement. This financing will be used to fund operations related to the Option Agreement with Roche Bay plc ("Roche Bay"), announced February 12, 2007.

The private placement offering (the "Offering") will comprise non flow-through units ("NFT Units") at the price of $1.25 per NFT Unit and flow-through shares ("FT Shares") at the price of $1.50 per FT Share. Each NFT Unit will consist of one common share in AEI (the "Common Share") and one-half Common Share purchase warrant. Each full Common Share purchase warrant will entitle the holder to purchase an additional Common Share at a price of $2.00 up to two years from the closing date.

The Offering will raise a minimum of $10,000,000 (from the sale of up to 4,000,000 FT Shares and the balance in NFT Units) and a maximum of $20,000,000 (from the sale of up to 10,666,666 FT Shares and the balance in NFT Units). Following efforts undertaken to date, the closing date of the private placement is anticipated to be on or before April 30th, 2007.

AEI has agreed to waive certain expenses qualifying as Canadian Exploration Expense (CEE) under the Income Tax Act (Canada) for subscribers of the FT Shares. In respect of any shares issued or issuable pursuant to the foregoing securities, a hold period of four months shall apply.

Upon the closing of the offering, AEI will pay the Agents a commission of 8.0% of the gross proceeds of the offering. In addition, AEI shall issue agent's warrants equal in number to 8.0% of the units sold during the placement, entitling the Agents to purchase one common share at an exercise price equal to $1.25 for a period of 18 months.

John Gingerich, Chairman, Advanced Explorations Inc said: *"We believe our project with Roche Bay provides us with an exciting opportunity to enhance value for our shareholders and this funding of up to $20,000,000 will play an important part in meeting this end goal."*

AEI is in the process of seeking approval for the documentation relating to its Option Agreement with Roche Bay which it has submitted to the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

John Gingerich, Chairman
Advanced Explorations Inc.
Tel: 1-416-570-3250

ABOUT ADVANCED EXPLORATIONS INC.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the petroleum and mineral industries. AEI has the technological and exploration expertise to assist advancement of the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. Shares of the company trade on the NEX board of the Toronto Stock Exchange under the symbol AXI-H.

Further terms of the Financing Agreement

1. Debt financing

AEI may carry out a debt financing of up to $1,500,000 for the interim financing of Roche Bay's operations on a side-car basis wherein lenders shall enter into agreements with AEI and Roche Bay providing:

(i) that all funds provided by the lenders to the Issuer will be loaned to Roche Bay;

(ii) that if the approval of the Roche Bay transaction by the TSX Venture Exchange does not occur for any reason, then (a) the lenders shall be deemed to have completely released and discharged AEI, and (b) the lenders and Roche Bay shall be deemed to have entered into loan agreements with regards to the funds advanced to AEI which have been loaned to Roche Bay. Subject to Exchange approval of the Option Agreement with Roche Bay, a bonus of 20% of the loans shall be paid in AEI shares at the deemed price of $1.25 per share.

2. Changes to the Roche Bay Option Agreement

In addition, AEI has concluded several changes to its Option Agreement with Roche Bay, announced February 12, 2007 that provide additional benefits for AEI shareholders. The time required to achieve TSX approval has been extended to April 30th, 2007, subject to AEI having received a minimum of $5,000,000 of financing commitments by April 17, 2007. In addition, the up front dilution and capital obligations have been reduced with respect to financing mine development.

Under the revised terms of the Option Agreement, AEI will issue Roche Bay with the right to acquire 8 million shares at an exercise price of $0.35 per share, 2 million shares at an exercise price of $0.60 per share at the completion of 15,000 meters of drilling and 2 million shares at an exercise price of $1.00 per share upon completion of 30,000 meters of drilling and the pre-feasibility study by AEI.

In consideration for the aforementioned changes, AEI shall acquire a 10% direct interest upon completion of 15,000 meters of drilling, and a further 20% upon completion of 30,000 meters of drilling and the pre-feasibility study.

Furthermore, up to a maximum of $900,000,000 of Roche Bay's share of the capital required to build the mine (with minimum production of 6 Mtpy) and operate it for a period of 6 years following production will be provided by AEI, with $250,000,000 being free carried. The balance of $650,000,000 provided by AEI to Roche Bay will be provided at the same rate as AEI's financing plus 1%. The capital financing provided by AEI to Roche Bay will be divided pro rata between the free carried portion and the non-carried portion. For example a $720,000,000 mine would require AEI to provide $360,000,000 of Roche Bay's capital of which $100,000,000 would be free carried and the remaining $260,000,000 provided at the same rate as AEI financing plus 1%.

3. Terms of Option Agreement with Roche Bay

The Option Agreement gives AEI an option to acquire up to a 50% equity interest in Roche Bay's Eastern iron deposits and to become operator of the exploration and construction project. These deposits were originally discovered in the 1960's and intermittently explored from the late 1960s to the mid 1980s. During this period a number of deposits were identified but none of the previous work meets the current NI 43-101 standards for the definition of a resource. Upon successful completion of the company's financing, the first objective of the AEI joint venture is to undertake a comprehensive drill program to define a NI 43-101 qualified resource and initiate a pre-feasibility study.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

RECEIVED

NEWS RELEASE

FOR IMMEDIATE RELEASE: February 12, 2007

ADVANCED EXPLORATIONS INC. ("AEI") AND ROCHE BAY PLC DEVELOP JOINT VENTURE TO EXPLOIT EXTENSIVE MAGNETITE DEPOSITS IN NORTHERN CANADA

Toronto, February 12, 2007 -- Advanced Explorations Inc. (NEX BOARD: AXI.H) and Roche Bay plc (US OTC: RCHBF) have signed a joint venture agreement dated January 29, 2007 and amended February 5, 2007 to undertake the required work to complete feasibility studies and exploit Roche Bay's extensive magnetite iron deposits in Nunavut, northern Canada.

The agreement gives AEI an option to acquire up to a 50% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project. AEI assumes responsibility for raising financing and managing the completion of feasibility studies. Once these are completed, the agreement provides for formation of a joint venture, for which AEI will be responsible for the financing, design, build and operation of a mine and plant producing at least 6 million tonnes per year of iron concentrates or pellets. The agreement is subject to several conditions based on operational milestones being achieved.*

John Gingerich, Chairman of AEI commented:

"While there is a significant amount of work to be achieved ahead of delivering a full feasibility study, investigation and tests to date point to Roche Bay having all the hallmarks of a very exciting project, given the potential size, location and accessibility of the deposits. We are very pleased to have secured a role in their development and look forward to working further with Roche Bay."

Benjamin Cox, CEO of Roche Bay said:

"John and the AEI team have a very strong track record in bringing mining projects to fruition, and augmenting the Roche Bay project with their expertise is a very positive move. We are now able to accelerate our progress and build on the considerable work achieved during 2006. Having considered a number of options on the best way forward, we have been very impressed by AEI's approach and believe that this long-term relationship will deliver considerable value to all the stakeholders in Roche Bay's development."

* Detailed summary below

Enquiries:

For AEI
John Gingerich, Chairman
Tel: 1-416-570-3250

For Roche Bay
Timothy Grey, Millbrook
Tel: 44 (0) 207 520 9455/ +44 (0)7796 072 298

ABOUT ADVANCED EXPLORATIONS INC.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the petroleum and mineral extraction industries. AEI has the technological and exploration expertise to assist advancement of the Roche Bay iron ore project, as well as develop new opportunities in the area and globally. Shares of the company trade on the NEX board of the Toronto Stock Exchange under the symbol AXI-H.

ABOUT ROCHE BAY plc

Roche Bay (US OTC: RCHBF) is an emerging iron ore company with a large resource base in northeast Canada consisting of two groups of ore bodies: the Eastern which is the current focus, and the Western which will support an inter-generational life of mine. The project's key advantages include its low infrastructure development costs and its ability to ship product to Europe in under nine days. The Company is domiciled in Gibraltar. Its ultimate majority shareholder is Borealis Exploration Limited (US OTC: BOREF). Please see the Company Website at www.rochebay.com for more details.

Agreement Summary

For AEI to complete this proposed agreement and acquire up to a 50% interest in Roche Bay's mineral leases, the following conditions must be met in addition to the general requirements of due diligence and regulatory approval:

- On or before March 31st, 2007 raise a minimum of $5,000,000 of working capital
- Within 5 business days of TSX Venture Exchange (the "Exchange") approval of the agreement, AEI shall pay Roche Bay $250,000
- Within 5 business days of Exchange approval, AEI shall issue 10,000,000 warrants to Roche Bay and its shareholders (the "Warrants"), the exercise of which shall be subject to the following restrictions:
    - o The Warrants shall have a minimum 2 year term (3 year term to be requested);
    - o The Warrants will have a strike price of $0.30 in the first year and will increase to $0.50 in the second year (and third year, if applicable);
    - o The exercise term and pricing of the Warrants shall be subject to TSX Venture Exchange approval;
    - o The Warrants may not be exercised if the warrantholder together with any other party acting in concert would hold more than 20% of the

issued and outstanding shares of AEI. Further, no individual or entity can sell more than 500,000 shares in any 90 day period without AEI approval;
  - The above restrictions cease to apply in the event of Change of Control of AEI or events that would impose undue hardship in restricting Roche Bay to exercise it full rights
- Any third party obligations of Roche Bay will be discharged or resolved to the mutual satisfaction of the parties

Exploration Milestones:

Exploration Milestone	Time for Completion	Interest Acquirable by AEI	Aggregate Interest
(a) Complete 7,500 meters of drilling on the Leases	On or before 18 months after the date of Exchange Approval	0	0
(b) Completing both of: (i) a total of 30,000 meters of drilling on the Leases; and (ii) a NI 43-101 compliant Pre-Feasibility Study by an independent contracting company agreeable to both Parties, based on an envisioned minimum 6 million tonne per year (**"Mtpy"**) mining operation. To satisfy this Exploration Milestone, the Pre-Feasibility Study shall contain a resource estimate of at least 750,000,000 tonnes of iron ore in the aggregate among the "measured" and "indicated" categories	On or before the 3rd anniversary of the date of Exchange Approval	30%	30%
(c) Completing a NI 43-101 compliant Feasibility Study by an independent contracting company agreeable to both Parties, based on an envisioned minimum 6 Mtpy mining operation	On or before the 5th anniversary of the date of Exchange Approval	10%	40%
(d) Attaining a mining	On or before the 7th	10%	50%

Exploration Milestone	Time for Completion	Interest Acquirable by AEI	Aggregate Interest
permit (the "**Mining Permit**") to construct a mine which is situated on the Property and which meets the Minimum Mine Specifications	anniversary of the date of Exchange Approval		

All Exploration Milestones are to be 100% funded by AEI. AEI will be the operator and have complete control of its programs during the completion of the Exploration Milestones. Once the Joint Venture is formed AEI will remain as operator subject to not defaulting on the agreement.

Mine Development Expenditures:

If a decision to build a mine proceeds after the formation of the Joint Venture, AEI will be responsible for funding the first $2,000,000,000 of expenditures for the mine development. This amount will include Roche Bay's $1,000,000,000 share. Of this amount, AEI will provide on behalf of Roche Bay, at no cost, recourse or obligation to Roche Bay, $250,000,000 (the "Free Carried Interest"). The balance of $750,000,000 will be financed by AEI (the "Non-Carried Interest"). The Non-Carried Interest will bear interest and will be repaid from dividends and distributions payable to Roche Bay from the Joint Venture until the entire amount (plus interest) is repaid.

The first $125,000,000 contributed by AEI on behalf of Roche Bay will be allocated to the Free Carried Interest. The next $875,000,000 will be allocated pro rata between the Free Carried Interest and Non-Carried Interest on a 1:6 ratio (see example below).

Cost of mine (Million CDN)	Roche Bay's share	Roche Bay's share that is free carried by AEI	Roche Bay's share that is carried by AEI at cost of debt financing
$500	$250	$146	$104
$750	$375	$167	$208
$1,000	$500	$188	$312
$1,250	$625	$208	$417
$1,500	$750	$229	$521
$2,000	$1,000	$250	$750

Termination or Default:

Prior to the formation of the Joint Venture, if AEI decides to cancel the agreement it may do so with 120 days notice.

During the term of the agreement, if AEI:

- fails to complete the Exploration Milestones required to earn a 30% interest in the leases or otherwise defaults under the agreement prior to achieving the 30% interest, Roche Bay may terminate the agreement;
- after acquiring a 30% interest in the leases, fails to complete any of the remaining Exploration Milestones required to earn up to 50% of the leases, or otherwise defaults, Roche Bay will have the right to purchase 10% (if AEI has earned a 30% interest) or 13% (if AEI has earned a 40% interest) of AEI's earned interest in the leases;
- fails to provide the capital contributions required by the Joint Venture to commence development of the mine after the issuance of the Mining Permit, Roche Bay will have the right to purchase 17% of AEI's interest in the leases;
- fails to spend a minimum of $1,000,000 per year on the property, it will be required to pay Roche Bay a penalty of US$250,000 (if AEI fails to do this more than once during the term of the agreement, it will be in default).

- Other events constituting a default by AEI include bankruptcy and insolvency and a change in control of AEI. However, if AEI is acquired by a company with a market capitalization of $1,000,000,000 or more and an annual iron ore production rate of less then 12 mt/y, it will not be considered a change in control.

Change of Business

The agreement will constitute a Change of Business under the policies of the TSX Venture Exchange. Advanced Explorations will be involved in the Resource Sector upon the completion date, which constitutes a change of business. Advanced Explorations was previously in the relational marketing industry. The Company has been evaluating resource opportunities since the fall of 2004. An agreement with LDI[3] (dated December 21, 2005) gave Advanced Explorations a worldwide license of a laser technology for oil exploration, upon validation of the technology; this validation has not yet been conducted.

The most recent unaudited financial statements (November 27, 2006) and audited financial statements (April 27, 2006) for Advanced Explorations are available on SEDAR.

The Company is currently halt traded and does not intend to resume trading at this time.

Advanced Explorations Inc.

"John Gingerich"
John Gingerich, Director

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be

realized. Actual results may vary from those represented, and those variations may be material.

Completion of the transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the Change of Business may not be accurate or complete and should not be relied upon. Trading in the securities of Advanced Explorations Inc. should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
81 Jessie Avenue, Box 227,
Campbellville, Ontario
L0P 1B0
(416) 570-0629

2. Date of Material Change

February 1, 2007

3. News Release

February 5, 2007

4. Summary of Material Change

Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, President, who may be contacted at the address and phone number listed in Item 1.

9. Date of Report

February 5, 2007

NEWS RELEASE

Advanced Explorations Inc.
81 Jessie Avenue, Box 227, Campbellville, Ontario L0P 180

NEWS RELEASE

February 5, 2007 **Symbol: AXI.H**

Further to Company's news release of **January 17, 2007** announcing the private placement for the sale of **1,000,000** units at **$0.20** per unit, where each unit consists of one common share of the Company and one share purchase warrant at the exercise price of **$0.25** per share, the Company announces **June 2, 2007** as the following hold period expiry date in respect of the shares comprising the units and the shares issued upon exercise of the shares purchase warrants.

ADVANCED EXPLORATIONS INC.

"*Gary Williams*"

Gary Williams, Director

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

NEWS RELEASE

Advanced Explorations Inc.
81 Jessie Avenue, Box 227, Campbellville, Ontario L0P 180

NEWS RELEASE

February 5, 2007 **Symbol: AXI.H**

Further to Company's news release of **January 17, 2007** announcing the private placement for the sale of **1,000,000** units at **$0.20** per unit, where each unit consists of one common share of the Company and one share purchase warrant at the exercise price of **$0.25** per share, the Company announces **June 2, 2007** as the following hold period expiry date in respect of the shares comprising the units and the shares issued upon exercise of the shares purchase warrants.

ADVANCED EXPLORATIONS INC.

"Gary Williams"

Gary Williams, Director

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

EQUITY

TRANSFER & TRUST COMPANY

RECEIVED 2007 NOV -5 A 7:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 2, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Advanced Explorations Inc.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Extraordinary & Special* Meeting of Shareholders for Advanced Explorations Inc.

1.	CUSIP:	
2.	Date Fixed for the Meeting:	March 29, 2007
3.	Record Date For Notice:	February 26, 2007
4.	Record Date For Voting:	February 26, 2007
5.	Beneficial Ownership Determination Date:	February 26, 2007
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Special and Extraordinary

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per

L. Thompson

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037 Pacific Centre, 1925 – 700 West Georgia Street Vancouver, British Columbia, V7Y 1A1

General: (604) 688-6775 Fax: (604) 688-6995 Cell (778) 837-7020 pmf@thomasrondeau.com

February 1, 2007

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Advanced Explorations Inc. (the "Company")

We are the solicitors for the Company and wish to advise the following with respect to the upcoming Extraordinary General Meeting general meeting of the shareholders of the Company:

1.	Meeting Type:	**Extraordinary General Meeting**
2.	Security Description of Voting Issue:	Common
3.	CUSIP Number:	00765C
4.	Record Date:	Monday, February 26, 2007
5.	Meeting Date:	March 29, 2007
6.	Meeting Location:	The Sheraton Centre Hotel, Toronto, 123 Queen Street West, Toronto, Ontario
7.	Routine or Special:	**Special**

Yours truly,

FANG AND ASSOCIATES

"*Paul M. Fang*"

Paul M. Fang

PMF/lsi

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

November 10, 2006

3. News Release

November 10, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

November 10, 2006

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Director Resignation

Toronto, Ontario, November 10, 2006: Advanced Explorations Inc. (AXI.H: NEX) wishes to announce that Mr. Paul Matysek has resigned from the Company's Board of Directors, effective November 9, 2006, to focus on his other business interests. Advanced Explorations thanks Mr. Matysek for his valued contributions and efforts during his time on the Board, and wishes him the best of luck in his future business ventures.

About AEI

Advanced Explorations Inc. is a high-tech service company providing leading-edge technologies to the global petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

September 5, 2006

3. News Release

September 5, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change..

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

September 5, 2006

Advanced Explorations Inc.

NEWS RELEASE

Sept 5, 2006

Toronto, Ontario

Advanced Explorations Inc. Retains Three Experts to Assist in the Evaluation of Oil Seep Mapping Technology

Advanced Explorations Inc. (the "Company") is pleased to announce that it has retained Don Hryhor, Allan MacRae, & Jim Gouveia as Advisors to the Company. As advisors, they provide a unique set of experience and expertise in the petroleum industry, and will assist the Company in the due diligence assessment of Laser Diagnostics International Instruments Inc.'s (LDI^3) LiDAR technology. The Company anticipates implementing a program, with the Advisors' assistance, to: demonstrate the application of the LiDAR technology to map oil seeps for exploration purposes, in the areas of technology assessment and validity, as well as project risk management.

Don Hryhor: Don is President of Thunder River Energy Inc. and President/CEO of CIMA Holdings Inc. He has over 30 years of hands-on experience in various disciplines of the oil and gas exploration industry, initially training with Hryhor Geophysical Ltd., a consulting firm founded in 1966 by W. J. Hryhor, P.Geoph. Hryhor Geophysical Ltd. was involved in numerous major oilfield discoveries, including the British North Sea, Rainbow Lake, South Ricinus, and several other fields in Western Canada, the U.S. Gulf Coast and Texas.

Allan MacRae P.Eng.: Allan MacRae is a Professional Engineer and business manager with over 35 years experience, first in engineering consulting and later in the energy industry. Allan is currently CEO of Aterra Energy Corporation. As an owner's representative, he was responsible for the Syncrude, OSLO and PCEJ oil sands projects and the Kazakstan project (now PetroKazakstan), while employed with Canadian Occidental Petroleum from 1984 to 1996. He also initiated the successful turnaround of CanOxy's Canadian Oil and Gas Division in 1992-94. Mr. MacRae has been self-employed since 1996, working as a contract executive, consultant and investment banker.

James (Jim) Gouveia P. Eng.: Jim Gouveia is a recognized expert in portfolio and project risk management. Jim is a Partner in Rose & Associates LLP, a Houston, Texas based firm that provides consultancy and training services to exploration and production ("E&P") oil companies in designing, implementing and sustaining risk analysis systems. Jim has 26 years of combined experience teaching and reviewing projects from the perspective of a practicing reservoir engineer, commercial analyst, evaluations engineer,

and multi-disciplinary sub-surface manager. As past Director of Risk Management for Amoco Energy North America, Jim directed the design and implementation of a consistent risk and production assurance process across Amoco's North American assets.

These Advisors will assist in all aspects of the Company's upcoming demonstration programs. The foregoing advisors shall assist the Company in the completion of its due diligence of the LiDAR technology, and its application to the TSX Venture Exchange for approval of the Company's proposed change of business and graduation from the NEX Board to Tier 2. At the conclusion of the technology evaluation, findings of the Company and its Advisors shall be announced.

The Company also wishes to announce that it will enter into private placements for the sale of up to 3,333,334 shares at $0.30 per share, for a total of $1,000,000. The maximum finder's fee shall be payable in common shares, cash, or in a combination of common shares and cash.

About AEI

Advanced Explorations Inc. is a high-tech service company providing leading-edge technologies to the global petroleum and mineral exploration industries. By using AEI, exploration companies can reduce the time involved in evaluating high-potential, high-risk targets in heretofore unrealized areas around the world. Shares in the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI.H". There are 8,880,677 shares issued and outstanding.

"Gary Williams"
Gary Williams, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

July 26, 2006

3. News Release

July 26, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

July 26, 2006

NEWS RELEASE

July 26, 2006

Toronto, Ontario

Advanced Explorations Inc. Announces
$750,000 Financing

Advanced Explorations Inc. (the "Company") is pleased to announce that it is undertaking placements for $750,000 in financing. The Company has entered into non-brokered placements for the sale of up to 2,500,000 units, with each unit consisting of one common share of the Company at a price of $0.30 per common share, and one share purchase warrant. The one whole share purchase warrant shall have a one year term for the purchase of one further common share of the Company at the exercise price of $0.40 per common share. Each common share comprising the unit and resulting from the exercise of the share purchase warrants shall be subject to a four month hold from the date of issue.

The Company will pay the maximum allowable commission in connection of this placement in the form of cash, securities or a combination of both. This non-brokered placement replaces the potential private placements announced earlier by the Company.

"Gary Williams"
Gary Williams, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. **Date of Material Change**

June 5, 2006

3. **News Release**

June 5, 2006

4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. **Full Description of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. **Date of Report**

June 5, 2006

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces
Results of Annual General Meeting and Share Issuance

Toronto, Ontario, June 5 2006 - Advanced Explorations Inc. (AXI.H: NEX) is pleased to announce that its 2006 Annual General Meeting was held on Wednesday May 31, 2006 in Toronto. The results of voting by shareholders on matters submitted to the annual meeting are:

Election of Directors: Gary Williams, John Gingerich, Clara Mancini, Benoit Rivard, Lyndon Bradish, and Paul Matysek were re-elected as Directors of the Company.

Appointment of Auditors: Moore Stephens Cooper Molyneux, Chartered Accountants, were appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration of the auditors.

Stock Option Plan: The Stock Option Plan was approved as presented.

Further to the debt settlement agreement announced on April 6, 2006, the Company has issued 202,785 shares in partial payment of outstanding debts. The shares are subject to a 4 month hold period expiring August 28, 2006.

The Company also wishes to re-announce its proposed private placement, previously announced on February 24 and April 11, 2006. The Company shall enter into private placements for the sale of up to 2,600,000 units at $0.50 per unit for a total of $1,300,000, where each unit consists of one common share of the Company and one-half of one share purchase warrant, where one whole share purchase warrant shall have a one year term for the purchase of one further common share of the Company at the exercise price of $0.75 per share. Up to the maximum allowable finder's fee shall be paid in cash, shares or a combination of both.

FOR FURTHER INFORMATION:
Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

April 21, 2006

3. News Release

April 21, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

April 21, 2006

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations to Map Oil Sands as Part of Demonstration Survey

Toronto, Ontario, April 21, 2006 – Advanced Explorations Inc. (AXI.H: NEX) is pleased to announce that the Company is planning to acquire data over areas of Alberta, including the oil sands as part of a demonstration mapping project for potential oil seeps using LDI^3's Laser Induced Fluorescence Light Detection and Ranging (LiDAR) laser scanning technology. AEI has the right to acquire the exclusive world-wide rights to use the technology for oil and gas exploration from LDI^3. The demonstration projects are designed to show the technology can identify oil on surface (seepage under water and on land) which is an indication of more prospective areas for oil, thus reducing exploration risk. Being able to provide rapid, low cost identification of oil seeps over areas of thousands of square kilometers can significantly impact exploration strategies. Frontier exploration which is viewed by some companies as too risky now becomes viable.

The company is currently in discussions with client companies as per their participation in the demonstration project. The scope of the demonstration is to prove the technology can map oil seeps over a number of land-based scenarios. The Company is also planning to undertake off shore demonstration surveying after this initial program, to confirm the capability to map seeps which occur under water.

Shell Oil's recent purchase of approximately 890 sq kilometers of heavy oil land leases for $465M illustrates the need to identify new conventional and unconventional (oil sands) resources. AEI President, Gary Williams stated: "The Shell deal is likely just the beginning to escalating acquisition costs. We believe the technology can potentially provide added insight to the more prospective lands and thus mitigate exploration/acquisition risk".

The representations made in this news release are subject to AEI completing its due diligence review of the operations of LDI^3.

About AEI

Advanced Explorations Inc. is a high-tech service company providing leading-edge technologies to the global petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,677,892 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

RECEIVED
2011 NOV -5 A 7:15

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

   Advanced Explorations Inc.
   305 Davenport Road
   Toronto, Ontario
   M5R 1K5
   Telephone: (905) 854-3677

2. **Date of Material Change**

   April 6, 2006

3. **News Release**

   April 6, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. **Date of Report**

   April 6, 2006

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces Shares for Debt Settlement

Advanced Explorations Inc. (the "Company") wishes to announce that the Company has entered into settlements of debt in the aggregate amount of $101,392.48 by way of 202,785 shares at a deemed price of $0.50 per common share.

"Gary Williams"
Gary Williams, Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

...2

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

January 6, 2006

3. News Release

January 6, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

January 6, 2006

ADVANCED EXPLORATIONS INC.

January 6, 2006 **Toronto, Ontario**

Advanced Explorations Inc. Announces Acquisition of Leading Edge Petroleum Exploration Technology

Advanced Explorations Inc. (the "Company") is pleased to announce the execution of an exclusive Licensing Agreement ("the Agreement") with Laser Diagnostics Instruments International Inc. ("LDI3") of Ottawa, Ontario, effective December 21, 2005. This Agreement provides exclusive worldwide rights to AEI for oil and gas exploration use of the laser technology developed by LDI3. Incorporating this technology into the Company is consistent with AEI's corporate strategy to provide high tech exploration tools to the resource sector.

"LDI3's airborne laser technology will provide unique capabilities for detecting and mapping minute concentrations of dissolved oil in water or on the surface in real time," remarked Gary Williams, President of Advanced Explorations Inc. "This proprietary technology provides Oil Exploration companies the ability to more rapidly identify the most prospective geologic environments over very large areas. We believe the airborne system will help substantially reduce exploration risk thus creating substantial competitive advantage to AEI clients."

Alexandre Vorobiev, President of LDI3 stated, "The unique combination of LDI3-proprietary laser sensing hardware, and fluorescence response interpretation software technology developed by LDI3 is significantly advanced beyond previously developed laser systems, and makes this system superior to any other such system available commercially.".

The Licensing Agreement is initially contingent on the arrangement of a demonstration (the "Initial Demonstration") of the technology and the approval by AEI of the Initial Demonstration as to the ability of the LIDAR Laser Scanner and the Technology to detect the existence of oil on the surface of the water for the purposes of oil and gas exploration. Subsequent to the foregoing events, AEI shall seek final approval of the Licensing Agreement and graduation from NEX from the TSX Venture Exchange.

Identifying high-potential exploration targets, either in the mineral or petroleum exploration sectors, is a key component of AEI's business plan of identifying previously unrecognized opportunities within the most encouraging areas worldwide. The company will then be in a more competitive position to acquire property portfolios in strategic domains, or enter into selective partnerships to jointly pursue project acquisitions.

FOR FURTHER INFORMATION PLEASE CONTACT:
Gary Williams: President AEI – 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

January 17, 2007

3. News Release

January 17, 2007

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

January 17, 2007

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces
Completion of Financing

Toronto, Ontario, January 17, 2007: Advanced Explorations Inc. (the "Company") is pleased to announce that the placement announced on January 10, 2007 has received commitments to acquire 1,000,000 units at $0.20 per unit, where each unit comprises one share and one share purchase warrant exercisable at $0.25, for a term of 1 year from the date of distribution.

The Company is in the process of submitting required documentation to the NEX Board of the TSX for approval. In respect of any shares issued or issuable pursuant to the foregoing securities, a hold period of 4 months applies. Funds from this financing will be used for general corporate purposes.

The Company will pay the maximum allowable commission in connection of this placement in the form of cash, securities or a combination of both.

About AEI

Advanced Explorations Inc. has been developing a strategy to leverage its expertise and use of leading-edge technologies to develop business opportunities within the petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding not including the financing referenced in this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President

Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted

...2

here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Form 51-102F3
<u>Material Change Report</u>

1. Name and Address of Company

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. Date of Material Change

January 15, 2007

3. News Release

January 15, 2007

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

January 15, 2007

Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE:

**Advanced Explorations Inc. Announces
Stock Options**

Toronto, Ontario, January 15, 2007: Advanced Explorations Inc. (the "Company") wishes to announce that on January 12, 2007 the Company issued 85,000 options at $0.20 to Mark Gossin who became CFO and Director on January 10, 2007 vesting immediately, and are good for a period of 5 years.

About AEI

Advanced Explorations Inc. has been developing a strategy to leverage its expertise and use of leading-edge technologies to develop business opportunities within the petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

...2

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Advanced Explorations Inc.
305 Davenport Road
Toronto, Ontario
M5R 1K5
Telephone: (905) 854-3677

2. **Date of Material Change**

January 10, 2007

3. **News Release**

January 10, 2007

4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. **Full Description of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. **Date of Report**

January 10, 2007

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces
New Director and Financing along with Update on New Business Opportunities

Toronto, Ontario, January 10, 2007: Advanced Explorations Inc. (the "Company") is pleased to announce that in addition to Advanced Explorations Inc. (AEI) current business activities, AEI has entered into formal negotiations with a company to Joint Venture a significant mineral property located in Northern Canada. Discussions have progressed that a MOU (memorandum of understanding) may be forthcoming in the near future. AEI advises that there is no certainty that a deal will be reached.

AEI will be closing a private placement of $200,000 comprised of 1,000,000 common shares at $0.20 with a full 1,000,000 warrants at $0.25 valid for one year from date of closing with a 4 month hold period on the securities.

Gary Williams, President, would like to formally announce the appointment of Mark Gossin, C.A., to the position of CFO & Director. Mark's financial expertise will assist AEI in its' ongoing daily business ventures & help evaluate new opportunities. The Board would also like to thank Lyndon Bradish, for his past services & his assistance who has resigned from the Board of Directors. The Board wishes Mr. Bradish all the best in his personal & other corporate endeavours.

About AEI

Advanced Explorations Inc. has been developing a strategy to leverage its expertise and use of leading-edge technologies to develop business opportunities within the petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

   Advanced Explorations Inc.
   305 Davenport Road
   Toronto, Ontario
   M5R 1K5
   Telephone: (905) 854-3677

2. **Date of Material Change**

   January 4, 2007

3. **News Release**

   January 4, 2007

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. **Date of Report**

   January 4, 2007

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces
Extension of Licensing Agreement for Leading Edge Petroleum Exploration Technology

Toronto, Ontario, January 4, 2007: Advanced Explorations Inc. (the "Company") is pleased to announce a six month extension of the Licensing Agreement ("the Agreement") with Laser Diagnostics Instruments International Inc. ("LDI^3") of Ottawa, Ontario, effective Dec 31, 2006. This Agreement provides exclusive worldwide rights to AEI for oil exploration use of the laser technology developed by LDI^3. Incorporating this technology into the Company is consistent with AEI's corporate strategy to provide high tech exploration tools to the resource sector.

Identifying high-potential exploration targets, either in the mineral or oil exploration sectors, is a key component of AEI's business plan of identifying previously unrecognized opportunities within the most encouraging areas worldwide. This will put the company in a more competitive position to acquire property portfolios in strategic domains, or enter into selective partnerships to jointly pursue project acquisitions.

About AEI

Advanced Explorations Inc. is a high-tech service company providing leading-edge technologies to the global petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Halts Trading

Toronto, Ontario, January 29, 2007: Trading in Advanced Explorations Inc. (the "Company") has been halted at the Company's request, effective at 9 am Eastern Standard Time today, pending news.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

...2

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces
Completion of Financing

Toronto, Ontario, January 17, 2007: Advanced Explorations Inc. (the "Company") is pleased to announce that the placement announced on January 10, 2007 has received commitments to acquire 1,000,000 units at $0.20 per unit, where each unit comprises one share and one share purchase warrant exercisable at $0.25, for a term of 1 year from the date of distribution.

The Company is in the process of submitting required documentation to the NEX Board of the TSX for approval. In respect of any shares issued or issuable pursuant to the foregoing securities, a hold period of 4 months applies. Funds from this financing will be used for general corporate purposes.

The Company will pay the maximum allowable commission in connection of this placement in the form of cash, securities or a combination of both.

About AEI

Advanced Explorations Inc. has been developing a strategy to leverage its expertise and use of leading-edge technologies to develop business opportunities within the petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding not including the financing referenced in this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President

Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted

...2

here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

aei Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE:

**Advanced Explorations Inc. Announces
Stock Options**

Toronto, Ontario, January 15, 2007: Advanced Explorations Inc. (the "Company") wishes to announce that on January 12, 2007 the Company issued 85,000 options at $0.20 to Mark Gossin who became CFO and Director on January 10, 2007 vesting immediately, and are good for a period of 5 years.

About AEI

Advanced Explorations Inc. has been developing a strategy to leverage its expertise and use of leading-edge technologies to develop business opportunities within the petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

aei Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces
New Director and Financing along with Update on New Business Opportunities

Toronto, Ontario, January 10, 2007: Advanced Explorations Inc. (the "Company") is pleased to announce that in addition to Advanced Explorations Inc. (AEI) current business activities, AEI has entered into formal negotiations with a company to Joint Venture a significant mineral property located in Northern Canada. Discussions have progressed that a MOU (memorandum of understanding) may be forthcoming in the near future. AEI advises that there is no certainty that a deal will be reached.

AEI will be closing a private placement of $200,000 comprised of 1,000,000 common shares at $0.20 with a full 1,000,000 warrants at $0.25 valid for one year from date of closing with a 4 month hold period on the securities.

Gary Williams, President, would like to formally announce the appointment of Mark Gossin, C.A., to the position of CFO & Director. Mark's financial expertise will assist AEI in its' ongoing daily business ventures & help evaluate new opportunities. The Board would also like to thank Lyndon Bradish, for his past services & his assistance who has resigned from the Board of Directors. The Board wishes Mr. Bradish all the best in his personal & other corporate endeavours.

About AEI

Advanced Explorations Inc. has been developing a strategy to leverage its expertise and use of leading-edge technologies to develop business opportunities within the petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

aei
Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces
Extension of Licensing Agreement for Leading Edge Petroleum Exploration Technology

Toronto, Ontario, January 4, 2007: Advanced Explorations Inc. (the "Company") is pleased to announce a six month extension of the Licensing Agreement ("the Agreement") with Laser Diagnostics Instruments International Inc. ("LDI^3") of Ottawa, Ontario, effective Dec 31, 2006. This Agreement provides exclusive worldwide rights to AEI for oil exploration use of the laser technology developed by LDI^3. Incorporating this technology into the Company is consistent with AEI's corporate strategy to provide high tech exploration tools to the resource sector.

Identifying high-potential exploration targets, either in the mineral or oil exploration sectors, is a key component of AEI's business plan of identifying previously unrecognized opportunities within the most encouraging areas worldwide. This will put the company in a more competitive position to acquire property portfolios in strategic domains, or enter into selective partnerships to jointly pursue project acquisitions.

About AEI

Advanced Explorations Inc. is a high-tech service company providing leading-edge technologies to the global petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

...2

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

RECEIVED

2007 NOV -5 A 7:17

FORM 52 – 109F2

Certification of Interim Filings

I, Gary Williams, President and the person standing in place of Chief Executive Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Advanced Explorations Inc. (the "Issuer") for the interim period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 27 th day of November, 2006

"Gary Williams"

Gary Williams
President and Person standing in place of Chief Executive Officer
Advanced Explorations Inc.

FORM 52 – 109F2

<u>Certification of Interim Filings</u>

I, Gary Williams, President and the person standing in place of Chief Financial Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Advanced Explorations Inc. (the "Issuer") for the interim period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 27 th day of November, 2006.

"Gary Williams"

Gary Williams
President and Person standing in place of Chief Financial Officer
Advanced Explorations Inc.

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter Ended September 30, 2006

General

This Management Discussion and Analysis is dated November 27, 2006 and reflects the three and nine month periods ended September 30, 2006 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the three months ended September 30, 2006, the Company's cash position decreased from $4,842 at June 30, 2006 to $2,085 at September 30, 2006. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

Results of Operations

The Company is currently inactive. For the three months ended September 30, 2006, the Company had a net loss of $29,353. The increase in the amount of loss over the comparable quarter of September 30, 2005 of $21,805 was largely due to an increase in travel expenses. The Company generated no revenue during the quarter.

For the nine months ended September 30, 2006, the Company had a net loss of $112,508. The decrease in the amount of the loss over the comparable period ended September 30,2 005 of $387,419 was largely due to reductions in professional fees, consulting fees, and stock option compensation offset by an increase in travel expenses.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods September 30, 2004 to September 30, 2006. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	**Revenues** **$**	**Net loss** **$**	**Net loss per share** **$**
September 30, 2006	--	29,353	0.00
June 30, 2006	--	48,614	0.01
March 31, 2006	--	34,541	0.00
December 31, 2005	--	601	0.00
September 30, 2005	--	21,805	0.00
June 30, 2005	--	85,444	0.01

March 31, 2005	--	280,962	0.01
December 31, 2004	--	41,974	0.00
September 30, 2004	--	44,106	0.00

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

The Company had a cash position of $2,085 and negative working capital of $679,734 for the period ended September 30, 2006. Accounts payable at September 30, 2006 were in the amount $123,523.

Outlook

The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

Risks and Uncertainties

There can be no certainty that the Company will be successful with its financing efforts or if the Company will attain profitable levels of operation.

Advanced Explorations Inc.

Unaudited Interim Consolidated Financial Statements

September 30, 2006

Unaudited Interim Consolidated Balance Sheets

	September 30, 2006	December 31, 2005 *(audited)*
Assets		
Current assets		
Cash	**$ 2,085**	$ 436
Accounts receivable	**-**	70,000
	$ 2,085	$ 70,436
Liabilities		
Current liabilities		
Bank indebtedness *(note 3)*	**$ 50,000**	$ 50,000
Accounts payable and accrued liabilities	**123,523**	119,262
Loans payable *(note 4)*	**158,072**	171,432
Current portion of promissory note *(note 5)*	**350,224**	398,361
	681,819	739,055
Deficiency in assets		
Share capital *(note 6)*	**2,492,153**	2,390,760
Contributed surplus *(note 6)*	**236,941**	236,941
Deficit	**(3,408,828)**	(3,296,320)
	(679,734)	(668,619)
	$ 2,085	$ 70,436

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board

*Signed: **"Gary Williams"*** | *Signed: **"Clara Mancini"***

Gary Williams | Clara Mancini

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Operations
for the nine and three month periods ended September 30, 2006 and 2005

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	**Nine Months Ended September 30, 2006**	Nine Months Ended September 30, 2005
Expenses				
Interest and bank charges	**$ 14,230**	$ 15,613	**$ 44,345**	$ 47,026
Professional fees	**5,844**	4,135	**25,813**	49,270
Office and general	**51**	11	**5,016**	784
Shareholder information and filing fees	**3,972**	2,046	**14,171**	20,899
Travel	**5,256**	-	**21,663**	4,827
Consulting fees	-	-	**1,500**	45,377
Stock option compensation *(note 6)*	-	-	-	219,236
	29,353	21,805	**112,508**	387,419
Loss before provision for income taxes	**(29,353)**	(21,805)	**(112,508)**	(387,419)
Recovery of income taxes	-	-	-	-
Net loss for the periods	**$ (29,353)**	$ (21,805)	**$ (112,508)**	$ (387,419)
Net loss per share - basic and fully diluted	**$ 0.00**	**$ 0.00**	**$ (0.01)**	$ (0.05)
Weighted average number of common shares	**8,880,677**	8,240,155	**8,809,368**	8,196,555

The accompanying notes are an integral part of these financial statements.

Unaudited Interim Consolidated Statements of Deficit
for the nine month periods ended September 30, 2006 and 2005

	2006	2005
Deficit, beginning of periods	**$ (3,296,320)**	$ (2,908,710)
Net loss for the periods	**(112,508)**	(387,419)
Deficit, end of periods	**$ (3,408,828)**	$ (3,296,129)

The accompanying notes are an integral part of these financial statements.

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30, 2006 and 2005

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	**Nine Months Ended September 30, 2006**	Nine Months Ended September 30, 2005
Cash flow from operating activities				
Cash paid to suppliers and service providers	**$ (2,757)**	$ (38,552)	**$ (66,551)**	$ (80,824)
Interest paid	-	-	**(1,800)**	-
	(2,757)	(38,552)	**(68,351)**	(80,824)
Cash flow from financing activities				
Increase in bank indebtedness	-	-	-	2,500
Private placement funds received	-	12,000	**70,000**	82,500
	-	12,000	**70,000**	85,000
Increase in cash	**(2,757)**	(26,552)	**1,649**	4,176
Cash, beginning of period	**4,842**	38,707	**436**	7,979
Cash, end of period	**$ 2,085**	$ 12,155	**$ 2,085**	$ 12,155

The accompanying notes are an integral part of these financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals exploration industry.

2. Significant Accounting Policies

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at September 30, 2006, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These interim consolidated financial statements include the accounts of Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income for the period divided by the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the period, as if they had been exercised at the beginning of the period or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	2006	2005
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	$ **126,713**	$ 115,407
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	**31,359**	30,444
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**-**	25,581
	$ **158,072**	$ 171,432

On April 6, 2006, the Company entered into an agreement to settle one of the demand loans in the amount of $26,393 by way of the issuance of 52,785 common shares.

5. Promissory Note

	2006	2005
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$ 350,224	$ 378,462

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $75,000 by way of the issuance of 150,000 common shares.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2005	**8,677,892**	**$ 2,390,760**
Issuance of shares for debt (a)	**202,785**	**101,392**
Balance at September 30, 2006	**8,880,677**	**$ 2,492,152**

(a) On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note *(notes 4 and 5).*

6. Share Capital - continued

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

As at September 30, 2006, 460,000 options were outstanding were as follows:

Outstanding		Exercisable	
number	*exercise price*	*number*	*expiry date*
460,000	$ 0.51	460,000	March 14, 2010

The fair value of the 660,000 stock options granted during 2005 was determined to be $219,236 using the Black-Scholes model for pricing options. The amount was included in stock option compensation expense and contributed surplus for the year ended December 31, 2005. Of the options issued during 2005, 100,000 were forfeited during 2005 and a further 100,000 were forfeited during the period ended March 31, 2006.

7. Income Taxes

Tax Loss Carry-Forwards

At September 30, 2006, the Company has losses available to reduce future taxable income which expire as follows:

2006	$ 84,100
2007	285,300
2008	238,700
2009	313,600
2010	58,600
2014	174,200
2015	165,200
2016	112,700
	$ 1,432,400

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter Ended September 30, 2006

General

This Management Discussion and Analysis is dated November 27, 2006 and reflects the three and nine month periods ended September 30, 2006 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the three months ended September 30, 2006, the Company's cash position decreased from $4,842 at June 30, 2006 to $2,085 at September 30, 2006. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

Results of Operations

The Company is currently inactive. For the three months ended September 30, 2006, the Company had a net loss of $29,353. The increase in the amount of loss over the comparable quarter of September 30, 2005 of $21,805 was largely due to an increase in travel expenses. The Company generated no revenue during the quarter.

For the nine months ended September 30, 2006, the Company had a net loss of $112,508. The decrease in the amount of the loss over the comparable period ended September 30,2 005 of $387,419 was largely due to reductions in professional fees, consulting fees, and stock option compensation offset by an increase in travel expenses.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods September 30, 2004 to September 30, 2006. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	**Revenues** **$**	**Net loss** **$**	**Net loss per share** **$**
September 30, 2006	--	29,353	0.00
June 30, 2006	--	48,614	0.01
March 31, 2006	--	34,541	0.00
December 31, 2005	--	601	0.00
September 30, 2005	--	21,805	0.00
June 30, 2005	--	85,444	0.01

March 31, 2005	--	280,962	0.01
December 31, 2004	--	41,974	0.00
September 30, 2004	--	44,106	0.00

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

The Company had a cash position of $2,085 and negative working capital of $679,734 for the period ended September 30, 2006. Accounts payable at September 30, 2006 were in the amount $123,523.

Outlook

The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

Risks and Uncertainties

There can be no certainty that the Company will be successful with its financing efforts or if the Company will attain profitable levels of operation.

Advanced Explorations Inc.

Unaudited Interim Consolidated Financial Statements

September 30, 2006

Advanced Explorations Inc.

Unaudited Interim Consolidated Balance Sheets

		September 30, 2006		December 31, 2005 *(audited)*
Assets				
Current assets				
Cash	**$**	**2,085**	$	436
Accounts receivable		**-**		70,000
	$	**2,085**	$	70,436
Liabilities				
Current liabilities				
Bank indebtedness *(note 3)*	**$**	**50,000**	$	50,000
Accounts payable and accrued liabilities		**123,523**		119,262
Loans payable *(note 4)*		**158,072**		171,432
Current portion of promissory note *(note 5)*		**350,224**		398,361
		681,819		739,055
Deficiency in assets				
Share capital *(note 6)*		**2,492,153**		2,390,760
Contributed surplus *(note 6)*		**236,941**		236,941
Deficit		**(3,408,828)**		(3,296,320)
		(679,734)		(668,619)
	$	**2,085**	$	70,436

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board

*Signed: **"Gary Williams"***

Gary Williams

*Signed: **"Clara Mancini"***

Clara Mancini

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Operations
for the nine and three month periods ended September 30, 2006 and 2005

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	**Nine Months Ended September 30, 2006**	Nine Months Ended September 30, 2005
Expenses				
Interest and bank charges	**$ 14,230**	$ 15,613	**$ 44,345**	$ 47,026
Professional fees	**5,844**	4,135	**25,813**	49,270
Office and general	**51**	11	**5,016**	784
Shareholder information and filing fees	**3,972**	2,046	**14,171**	20,899
Travel	**5,256**	-	**21,663**	4,827
Consulting fees	**-**	-	**1,500**	45,377
Stock option compensation *(note 6)*	**-**	-	**-**	219,236
	29,353	21,805	**112,508**	387,419
Loss before provision for income taxes	**(29,353)**	(21,805)	**(112,508)**	(387,419)
Recovery of income taxes	**-**	-	**-**	-
Net loss for the periods	**$ (29,353)**	$ (21,805)	**$ (112,508)**	$ (387,419)
Net loss per share - basic and fully diluted	**$ 0.00**	**$ 0.00**	**$ (0.01)**	$ (0.05)
Weighted average number of common shares	**8,880,677**	8,240,155	**8,809,368**	8,196,555

The accompanying notes are an integral part of these financial statements.

Unaudited Interim Consolidated Statements of Deficit
for the nine month periods ended September 30, 2006 and 2005

	2006	2005
Deficit, beginning of periods	**$ (3,296,320)**	$ (2,908,710)
Net loss for the periods	**(112,508)**	(387,419)
Deficit, end of periods	**$ (3,408,828)**	$ (3,296,129)

The accompanying notes are an integral part of these financial statements.

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Cash Flows
for the three and nine month periods ended September 30, 2006 and 2005

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	**Nine Months Ended September 30, 2006**	Nine Months Ended September 30, 2005
Cash flow from operating activities				
Cash paid to suppliers and service providers	**$ (2,757)**	$ (38,552)	**$ (66,551)**	$ (80,824)
Interest paid	**-**	-	**(1,800)**	-
	(2,757)	(38,552)	**(68,351)**	(80,824)
Cash flow from financing activities				
Increase in bank indebtedness	**-**	-	**-**	2,500
Private placement funds received	**-**	12,000	**70,000**	82,500
	-	12,000	**70,000**	85,000
Increase in cash	**(2,757)**	(26,552)	**1,649**	4,176
Cash, beginning of period	**4,842**	38,707	**436**	7,979
Cash, end of period	**$ 2,085**	$ 12,155	**$ 2,085**	$ 12,155

The accompanying notes are an integral part of these financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals exploration industry.

2. Significant Accounting Policies

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at September 30, 2006, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These interim consolidated financial statements include the accounts of Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income for the period divided by the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the period, as if they had been exercised at the beginning of the period or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	2006	2005
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**$ 126,713**	$ 115,407
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	**31,359**	30,444
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**-**	25,581
	$ 158,072	$ 171,432

On April 6, 2006, the Company entered into an agreement to settle one of the demand loans in the amount of $26,393 by way of the issuance of 52,785 common shares.

5. Promissory Note

		2006		2005
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$	350,224	$	378,462

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $75,000 by way of the issuance of 150,000 common shares.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued		Amount
Balance at December 31, 2005	**8,677,892**	**$**	**2,390,760**
Issuance of shares for debt (a)	**202,785**		**101,392**
Balance at September 30, 2006	**8,880,677**	**$**	**2,492,152**

(a) On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note *(notes 4 and 5)*.

6. Share Capital - continued

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

As at September 30, 2006, 460,000 options were outstanding were as follows:

	Outstanding		**Exercisable**	
	number	*exercise price*	*number*	*expiry date*
	460,000	$ 0.51	460,000	March 14, 2010

The fair value of the 660,000 stock options granted during 2005 was determined to be $219,236 using the Black-Scholes model for pricing options. The amount was included in stock option compensation expense and contributed surplus for the year ended December 31, 2005. Of the options issued during 2005, 100,000 were forfeited during 2005 and a further 100,000 were forfeited during the period ended March 31, 2006.

7. Income Taxes

Tax Loss Carry-Forwards

At September 30, 2006, the Company has losses available to reduce future taxable income which expire as follows:

2006	$ 84,100
2007	285,300
2008	238,700
2009	313,600
2010	58,600
2014	174,200
2015	165,200
2016	112,700
	$ 1,432,400

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER Advanced Explorations Inc.			FOR QUARTER ENDED September 30, 2006	DATE OF REPORT Y / M / D 06/11/27
ISSUER ADDRESS 81 Jessie Avenue, Box #227				
CITY Campbellville, Ontario	PROVINCE	POSTAL CODE L0P 1B0	ISSUER FAX No. ( )	ISSUER PHONE No. (905) 854-3677
CONTACT PERSON Gary Williams		CONTACT'S POSITION President		CONTACT PHONE No. (905) 854-3677
CONTACT EMAIL ADDRESS Gwilliams0007@sympatico.ca		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
"Gary Williams "	Gary Williams	06/11/27
"Clara Mancini"	Clara Mancini	06/11/27

FIN 51-901F Rev 2001/3/20

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter Ended September 30, 2006

General

This Management Discussion and Analysis is dated November 27, 2006 and reflects the three and nine month periods ended September 30, 2006 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the three months ended September 30, 2006, the Company's cash position decreased from $4,842 at June 30, 2006 to $2,085 at September 30, 2006. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

Results of Operations

The Company is currently inactive. For the three months ended September 30, 2006, the Company had a net loss of $29,353. The increase in the amount of loss over the comparable quarter of September 30, 2005 of $21,805 was largely due to an increase in travel expenses. The Company generated no revenue during the quarter.

For the nine months ended September 30, 2006, the Company had a net loss of $112,508. The decrease in the amount of the loss over the comparable period ended September 30,2 005 of $387,419 was largely due to reductions in professional fees, consulting fees, and stock option compensation offset by an increase in travel expenses.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods September 30, 2004 to September 30, 2006. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	**Revenues** $	**Net loss** $	**Net loss per share** $
September 30, 2006	--	29,353	0.00
June 30, 2006	--	48,614	0.01
March 31, 2006	--	34,541	0.00
December 31, 2005	--	601	0.00
September 30, 2005	--	21,805	0.00
June 30, 2005	--	85,444	0.01

March 31, 2005	--	280,962	0.01
December 31, 2004	--	41,974	0.00
September 30, 2004	--	44,106	0.00

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

The Company had a cash position of $2,085 and negative working capital of $679,734 for the period ended September 30, 2006. Accounts payable at September 30, 2006 were in the amount $123,523.

Outlook

The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

Risks and Uncertainties

There can be no certainty that the Company will be successful with its financing efforts or if the Company will attain profitable levels of operation.

Advanced Explorations Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Director Resignation

Toronto, Ontario, November 10, 2006: Advanced Explorations Inc. (AXI.H: NEX) wishes to announce that Mr. Paul Matysek has resigned from the Company's Board of Directors, effective November 9, 2006, to focus on his other business interests. Advanced Explorations thanks Mr. Matysek for his valued contributions and efforts during his time on the Board, and wishes him the best of luck in his future business ventures.

About AEI

Advanced Explorations Inc. is a high-tech service company providing leading-edge technologies to the global petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,880,677 shares issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

aei Advanced Explorations Inc.

NEWS RELEASE

Sept 5, 2006

Toronto, Ontario

Advanced Explorations Inc. Retains Three Experts to Assist in the Evaluation of Oil Seep Mapping Technology

Advanced Explorations Inc. (the "Company") is pleased to announce that it has retained Don Hryhor, Allan MacRae, & Jim Gouveia as Advisors to the Company. As advisors, they provide a unique set of experience and expertise in the petroleum industry, and will assist the Company in the due diligence assessment of Laser Diagnostics International Instruments Inc.'s (LDI^3) LiDAR technology. The Company anticipates implementing a program, with the Advisors' assistance, to: demonstrate the application of the LiDAR technology to map oil seeps for exploration purposes, in the areas of technology assessment and validity, as well as project risk management.

Don Hryhor: Don is President of Thunder River Energy Inc. and President/CEO of CIMA Holdings Inc. He has over 30 years of hands-on experience in various disciplines of the oil and gas exploration industry, initially training with Hryhor Geophysical Ltd., a consulting firm founded in 1966 by W. J. Hryhor, P.Geoph. Hryhor Geophysical Ltd. was involved in numerous major oilfield discoveries, including the British North Sea, Rainbow Lake, South Ricinus, and several other fields in Western Canada, the U.S. Gulf Coast and Texas.

Allan MacRae P.Eng.: Allan MacRae is a Professional Engineer and business manager with over 35 years experience, first in engineering consulting and later in the energy industry. Allan is currently CEO of Aterra Energy Corporation. As an owner's representative, he was responsible for the Syncrude, OSLO and PCEJ oil sands projects and the Kazakstan project (now PetroKazakstan), while employed with Canadian Occidental Petroleum from 1984 to 1996. He also initiated the successful turnaround of CanOxy's Canadian Oil and Gas Division in 1992-94. Mr. MacRae has been self-employed since 1996, working as a contract executive, consultant and investment banker.

James (Jim) Gouveia P. Eng.: Jim Gouveia is a recognized expert in portfolio and project risk management. Jim is a Partner in Rose & Associates LLP, a Houston, Texas based firm that provides consultancy and training services to exploration and production ("E&P") oil companies in designing, implementing and sustaining risk analysis systems. Jim has 26 years of combined experience teaching and reviewing projects from the perspective of a practicing reservoir engineer, commercial analyst, evaluations engineer,

and multi-disciplinary sub-surface manager. As past Director of Risk Management for Amoco Energy North America, Jim directed the design and implementation of a consistent risk and production assurance process across Amoco's North American assets.

These Advisors will assist in all aspects of the Company's upcoming demonstration programs. The foregoing advisors shall assist the Company in the completion of its due diligence of the LiDAR technology, and its application to the TSX Venture Exchange for approval of the Company's proposed change of business and graduation from the NEX Board to Tier 2. At the conclusion of the technology evaluation, findings of the Company and its Advisors shall be announced.

The Company also wishes to announce that it will enter into private placements for the sale of up to 3,333,334 shares at $0.30 per share, for a total of $1,000,000. The maximum finder's fee shall be payable in common shares, cash, or in a combination of common shares and cash.

About AEI

Advanced Explorations Inc. is a high-tech service company providing leading-edge technologies to the global petroleum and mineral exploration industries. By using AEI, exploration companies can reduce the time involved in evaluating high-potential, high-risk targets in heretofore unrealized areas around the world. Shares in the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI.H". There are 8,880,677 shares issued and outstanding.

"Gary Williams"
Gary Williams, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Second Quarter Ended June 30, 2006

General

This Management Discussion and Analysis is dated August 29, 2006 and reflects the three and six month periods ended June 30, 2006 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the three months ended June 30, 2006, the Company's cash position decreased from $26,355 at March 31, 2006 to $4,842 at June 30, 2006. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

Results of Operations

The Company is currently inactive. For the three months ended June 30, 2006, the Company had a net loss of $48,614. The decreased amount of loss over the comparable quarter of June 30, 2005 of $81,129 was largely due to a decrease in corporate activities. The Company generated no revenue during the quarter.

For the six months ended June 30, 2006, the Company had a net loss of $83,155. The decreased loss over the comparable period to June 30, 2005 of $365,614 was largely due to the stock option expense recorded in the first quarter of fiscal 2005 in the amount of $219,748 in connection with stock options issued.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods June 30, 2004 to June 30, 2006. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	**Revenues $**	**Net loss $**	**Net loss per share $**
June 30, 2006	--	48,614	0.01
March 31, 2006	--	34,541	0.00
December 31, 2005	--	601	0.00
September 30, 2005	--	21,805	0.00
June 30, 2005	--	85,444	0.01
March 31, 2005	--	280,962	0.01
December 31, 2004	--	41,974	0.00
September 30, 2004	--	44,106	0.00
June 30, 2004	--	20,677	0.00

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

The Company had a cash position of $4,842 and negative working capital of $650,378 for the period ended June 30, 2006. Accounts payable at June 30, 2006 were not all current and totalled $110,350.

On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note that is outstanding. The result is a total of 8,880,677 common shares issued and outstanding at June 30, 2006.

Outlook

The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

Risks and Uncertainties

There can be no certainty that the Company will be successful with its financing efforts or if the Company will attain profitable levels of operation.

FORM 52 – 109F2

Certification of Interim Filings

I, Gary Williams, President and the person standing in place of Chief Executive Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Advanced Explorations Inc. (the "Issuer") for the interim period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 28th day of August, 2006

Signed: "Gary Williams"

Gary Williams
President and Person standing in place of Chief Executive Officer
Advanced Explorations Inc.

FORM 52 – 109F2

Certification of Interim Filings

I, Gary Williams, President and the person standing in place of Chief Financial Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Advanced Explorations Inc. (the "Issuer") for the interim period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 28th day of August, 2006.

Signed: "Gary Williams"

Gary Williams
President and Person standing in place of Chief Financial Officer
Advanced Explorations Inc.

Advanced Explorations Inc.

Unaudited Interim Consolidated Financial Statements

June 30, 2006

Advanced Explorations Inc.

Unaudited Interim Consolidated Balance Sheets

	June 30, 2006	December 31, 2005 *(audited)*
Assets		
Current assets		
Cash	$ 4,842	$ 436
Accounts receivable	-	70,000
	$ 4,842	$ 70,436
Liabilities		
Current liabilities		
Bank indebtedness *(note 3)*	$ 50,000	$ 50,000
Accounts payable and accrued liabilities	110,350	119,262
Loans payable *(note 4)*	153,256	171,432
Promissory note *(note 5)*	341,614	398,361
	655,220	739,055
Deficiency in assets		
Share capital *(note 6)*	2,492,152	2,390,760
Contributed surplus *(note 6)*	236,941	236,941
Deficit	(3,379,471)	(3,296,320)
	(650,378)	(668,619)
	$ 4,842	$ 70,436

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of the Board

*Signed: **"Gary Williams"***

Gary Williams

*Signed: **"Clara Mancini"***

Clara Mancini

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Operations
for the six and three month periods ended June 30, 2006 and 2005

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	**Six Months Ended June 30, 2006**	Six Months Ended June 30, 2005
Expenses				
Interest and bank charges	**$ 14,011**	$ 15,578	**$ 30,115**	$ 31,413
Professional fees	**13,819**	30,207	**19,969**	45,135
Office and general	**897**	2,003	**4,965**	773
Shareholder information and filing fees	**6,652**	10,772	**10,199**	17,469
Travel	**13,235**	-	**16,407**	4,315
Consulting fees	-	22,569	**1,500**	46,761
Stock option compensation *(note 6)*	-	-	-	219,748
	48,614	81,129	**83,155**	365,614
Loss before provision for income taxes	**(48,614)**	(81,129)	**(83,155)**	(365,614)
Recovery of income taxes	-	-	-	-
Net loss for the periods	**$ (48,614)**	$ (81,129)	**$ (83,155)**	$ (365,614)
Net loss per share - basic and fully diluted	**$ (0.01)**	$ (0.01)	**$ (0.01)**	$ (0.04)
Weighted average number of common shares	**8,867,307**	8,174,492	**8,880,677**	8,174,492

The accompanying notes are an integral part of these interim consolidated financial statements.

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Deficit
for the six month periods ended June 30, 2006 and 2005

	2006	2005
Deficit, beginning of periods	**$ (3,296,316)**	$ (2,908,710)
Net loss for the periods	**(83,155)**	(365,614)
Deficit, end of periods	**$ (3,379,471)**	$ (3,274,324)

The accompanying notes are an integral part of these interim consolidated financial statements.

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Cash Flows
for the six month periods ended June 30, 2006 and 2005

		Three Months Ended June 30, 2006		Three Months Ended June 30, 2005		**Six Months Ended June 30, 2006**		Six Months Ended June 30, 2005
Cash flow from operating activities								
Cash paid to suppliers and service providers	**$**	**(19,713)**	$	(36,739)	**$**	**(63,794)**	$	(39,929)
Interest paid		**(1,800)**		(2,343)		**(1,800)**		(2,343)
		(21,513)		(39,082)		**(65,594)**		(42,272)
Cash flow from financing activities								
Net advances on line of credit		**-**		-		**-**		2,500
Private placement funds received		**-**		70,500		**-**		70,500
Proceeds on receipt of subscription receivable				70,000		**-**		
		-		70,500		**70,000**		73,000
Increase in cash		**(21,513)**		31,418		**4,406**		30,728
Cash, beginning of period		**26,355**		7,289		**436**		7,979
Cash, end of period	**$**	**4,842**	$	38,707	**$**	**4,842**	$	38,707
Represented by:								
Cash	**$**	**4,842**	$	38,082	**$**	**4,842**	$	38,082
Funds held in trust		**-**		625		**-**		625
	$	**4,842**	$	38,707	**$**	**4,842**	$	38,707

The accompanying notes are an integral part of these interim consolidated financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals exploration industry.

2. Significant Accounting Policies

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at June 30, 2006, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These interim consolidated financial statements include the accounts of Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the period divided by the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the period, as if they had been exercised at the beginning of the period or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies - continued

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	June 30, 2006	December 31, 2005
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**$ 122,842**	$ 115,407
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	**30,414**	30,444
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	-	25,581
	$ 153,256	$ 171,432

On April 6, 2006, the Company entered into an agreement to settle one of the demand loans in the amount of $26,393 by way of the issuance of 52,785 common shares.

5. Promissory Note

	2006	2005
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$ 341,614	$ 378,462

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $75,000 by way of the issuance of 150,000 common shares.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2005	**8,677,892**	**$ 2,390,760**
Issuance of shares for debt (a)	**202,785**	**101,392**
Balance at June 30, 2006	**8,880,677**	**$ 2,492,152**

(a) On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note *(notes 4 and 5)*.

Warrants

The Company has outstanding warrants to purchase common shares as follows:

Number	Exercise Price	Expiry Date
503,400	$ 0.40	September 8, 2006

6. Share Capital - continued

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

As at June 30, 2006, 460,000 options were outstanding were as follows:

	Outstanding		Exercisable	
	number	*exercise price*	*number*	*expiry date*
	460,000	$ 0.51	460,000	March 14, 2010

The fair value of the 660,000 stock options granted during 2005 was been determined to be $219,236 using the Black-Scholes model for pricing options. The amount was included in stock option compensation expense and contributed surplus for the year ended December 31, 2005. Of the options issued during 2005, 100,000 were forfeited during 2005 and a further 100,000 were forfeited during the period ended March 31, 2006.

7. Income Taxes

Tax Loss Carry-Forwards

At March 31, 2006, the Company has losses available to reduce future taxable income which expire as follows:

2006	$ 84,100
2007	285,300
2008	238,700
2009	313,600
2010	58,600
2014	174,200
2015	165,200
2016	83,000
	$ 1,402,700

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

Advanced Explorations Inc.

Unaudited Interim Consolidated Financial Statements

June 30, 2006

Advanced Explorations Inc.

Unaudited Interim Consolidated Balance Sheets

		June 30, 2006		December 31, 2005 *(audited)*
Assets				
Current assets				
Cash	$	4,842	$	436
Accounts receivable		-		70,000
	$	4,842	$	70,436
Liabilities				
Current liabilities				
Bank indebtedness *(note 3)*	$	50,000	$	50,000
Accounts payable and accrued liabilities		110,350		119,262
Loans payable *(note 4)*		153,256		171,432
Promissory note *(note 5)*		341,614		398,361
		655,220		739,055
Deficiency in assets				
Share capital *(note 6)*		2,492,152		2,390,760
Contributed surplus *(note 6)*		236,941		236,941
Deficit		(3,379,471)		(3,296,320)
		(650,378)		(668,619)
	$	4,842	$	70,436

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of the Board

Signed: ***"Gary Williams"***

Gary Williams

Signed: ***"Clara Mancini"***

Clara Mancini

Unaudited Interim Consolidated Statements of Operations
for the six and three month periods ended June 30, 2006 and 2005

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	**Six Months Ended June 30, 2006**	Six Months Ended June 30, 2005
Expenses				
Interest and bank charges	**$ 14,011**	$ 15,578	**$ 30,115**	$ 31,413
Professional fees	**13,819**	30,207	**19,969**	45,135
Office and general	**897**	2,003	**4,965**	773
Shareholder information and filing fees	**6,652**	10,772	**10,199**	17,469
Travel	**13,235**	-	**16,407**	4,315
Consulting fees	**-**	22,569	**1,500**	46,761
Stock option compensation *(note 6)*	**-**	-	**-**	219,748
	48,614	81,129	**83,155**	365,614
Loss before provision for income taxes	**(48,614)**	(81,129)	**(83,155)**	(365,614)
Recovery of income taxes	**-**	-	**-**	-
Net loss for the periods	**$ (48,614)**	$ (81,129)	**$ (83,155)**	$ (365,614)
Net loss per share - basic and fully diluted	**$ (0.01)**	$ (0.01)	**$ (0.01)**	$ (0.04)
Weighted average number of common shares	**8,867,307**	8,174,492	**8,880,677**	8,174,492

The accompanying notes are an integral part of these interim consolidated financial statements.

Unaudited Interim Consolidated Statements of Deficit
for the six month periods ended June 30, 2006 and 2005

	2006	2005
Deficit, beginning of periods	**$ (3,296,316)**	$ (2,908,710)
Net loss for the periods	**(83,155)**	(365,614)
Deficit, end of periods	**$ (3,379,471)**	$ (3,274,324)

The accompanying notes are an integral part of these interim consolidated financial statements.

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Cash Flows
for the six month periods ended June 30, 2006 and 2005

		Three Months Ended June 30, 2006		Three Months Ended June 30, 2005		**Six Months Ended June 30, 2006**		Six Months Ended June 30, 2005
Cash flow from operating activities								
Cash paid to suppliers and service providers	$	**(19,713)**	$	(36,739)	$	**(63,794)**	$	(39,929)
Interest paid		**(1,800)**		(2,343)		**(1,800)**		(2,343)
		(21,513)		(39,082)		**(65,594)**		(42,272)
Cash flow from financing activities								
Net advances on line of credit		**-**		-		**-**		2,500
Private placement funds received		**-**		70,500		**-**		70,500
Proceeds on receipt of subscription receivable				70,000		**-**		
		-		70,500		**70,000**		73,000
Increase in cash		**(21,513)**		31,418		**4,406**		30,728
Cash, beginning of period		**26,355**		7,289		**436**		7,979
Cash, end of period	$	**4,842**	$	38,707	$	**4,842**	$	38,707
Represented by:								
Cash	$	**4,842**	$	38,082	$	**4,842**	$	38,082
Funds held in trust		**-**		625		**-**		625
	$	**4,842**	$	38,707	$	**4,842**	$	38,707

The accompanying notes are an integral part of these interim consolidated financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals exploration industry.

2. Significant Accounting Policies

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at June 30, 2006, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These interim consolidated financial statements include the accounts of Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the period divided by the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the period, as if they had been exercised at the beginning of the period or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies - continued

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	June 30, 2006	December 31, 2005
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	$ **122,842**	$ 115,407
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	**30,414**	30,444
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	-	25,581
	$ **153,256**	$ 171,432

On April 6, 2006, the Company entered into an agreement to settle one of the demand loans in the amount of $26,393 by way of the issuance of 52,785 common shares.

5. Promissory Note

	2006	2005
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$ 341,614	$ 378,462

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $75,000 by way of the issuance of 150,000 common shares.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2005	**8,677,892**	**$ 2,390,760**
Issuance of shares for debt (a)	**202,785**	**101,392**
Balance at June 30, 2006	**8,880,677**	**$ 2,492,152**

(a) On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note *(notes 4 and 5)*.

Warrants

The Company has outstanding warrants to purchase common shares as follows:

Number	Exercise Price	Expiry Date
503,400	$ 0.40	September 8, 2006

6. Share Capital - continued

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

As at June 30, 2006, 460,000 options were outstanding were as follows:

Outstanding		Exercisable	
number	*exercise price*	*number*	*expiry date*
460,000	$ 0.51	460,000	March 14, 2010

The fair value of the 660,000 stock options granted during 2005 was been determined to be $219,236 using the Black-Scholes model for pricing options. The amount was included in stock option compensation expense and contributed surplus for the year ended December 31, 2005. Of the options issued during 2005, 100,000 were forfeited during 2005 and a further 100,000 were forfeited during the period ended March 31, 2006.

7. Income Taxes

Tax Loss Carry-Forwards

At March 31, 2006, the Company has losses available to reduce future taxable income which expire as follows:

2006	$ 84,100
2007	285,300
2008	238,700
2009	313,600
2010	58,600
2014	174,200
2015	165,200
2016	83,000
	$ 1,402,700

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

British Columbia Securities Commission

BCSC

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER Advanced Explorations Inc.		FOR QUARTER ENDED June 30, 2006	DATE OF REPORT Y / M / D 06/08/28
ISSUER ADDRESS 81 Jessie Avenue, Box #227			
CITY PROVINCE Campbellville, Ontario	POSTAL CODE L0P 1B0	ISSUER FAX No. ( )	ISSUER PHONE No. (905) 854-3677
CONTACT PERSON Gary Williams	CONTACT'S POSITION President		CONTACT PHONE No. (905) 854-3677
CONTACT EMAIL ADDRESS Gwilliams0007@sympatico.ca	WEB SITE ADDRESS		

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
"Gary Williams "	Gary Williams	06/08/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
"Clara Mancini"	Clara Mancini	06/08/28

FIN 51-901F Rev 2001/3/20

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Second Quarter Ended June 30, 2006

General

This Management Discussion and Analysis is dated August 29, 2006 and reflects the three and six month periods ended June 30, 2006 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the three months ended June 30, 2006, the Company's cash position decreased from $26,355 at March 31, 2006 to $4,842 at June 30, 2006. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

Results of Operations

The Company is currently inactive. For the three months ended June 30, 2006, the Company had a net loss of $48,614. The decreased amount of loss over the comparable quarter of June 30, 2005 of $81,129 was largely due to a decrease in corporate activities. The Company generated no revenue during the quarter.

For the six months ended June 30, 2006, the Company had a net loss of $83,155. The decreased loss over the comparable period to June 30, 2005 of $365,614 was largely due to the stock option expense recorded in the first quarter of fiscal 2005 in the amount of $219,748 in connection with stock options issued.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods June 30, 2004 to June 30, 2006. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	Revenues $	Net loss $	Net loss per share $
June 30, 2006	--	48,614	0.01
March 31, 2006	--	34,541	0.00
December 31, 2005	--	601	0.00
September 30, 2005	--	21,805	0.00
June 30, 2005	--	85,444	0.01
March 31, 2005	--	280,962	0.01
December 31, 2004	--	41,974	0.00
September 30, 2004	--	44,106	0.00
June 30, 2004	--	20,677	0.00

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

The Company had a cash position of $4,842 and negative working capital of $650,378 for the period ended June 30, 2006. Accounts payable at June 30, 2006 were not all current and totalled $110,350.

On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note that is outstanding. The result is a total of 8,880,677 common shares issued and outstanding at June 30, 2006.

Outlook

The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

Risks and Uncertainties

There can be no certainty that the Company will be successful with its financing efforts or if the Company will attain profitable levels of operation.

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Second Quarter Ended June 30, 2006

General

This Management Discussion and Analysis is dated August 29, 2006 and reflects the three and six month periods ended June 30, 2006 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the three months ended June 30, 2006, the Company's cash position decreased from $26,355 at March 31, 2006 to $4,842 at June 30, 2006. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

Results of Operations

The Company is currently inactive. For the three months ended June 30, 2006, the Company had a net loss of $48,614. The decreased amount of loss over the comparable quarter of June 30, 2005 of $81,129 was largely due to a decrease in corporate activities. The Company generated no revenue during the quarter.

For the six months ended June 30, 2006, the Company had a net loss of $83,155. The decreased loss over the comparable period to June 30, 2005 of $365,614 was largely due to the stock option expense recorded in the first quarter of fiscal 2005 in the amount of $219,748 in connection with stock options issued.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods June 30, 2004 to June 30, 2006. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	Revenues $	Net loss $	Net loss per share $
June 30, 2006	--	48,614	0.01
March 31, 2006	--	34,541	0.00
December 31, 2005	--	601	0.00
September 30, 2005	--	21,805	0.00
June 30, 2005	--	85,444	0.01
March 31, 2005	--	280,962	0.01
December 31, 2004	--	41,974	0.00
September 30, 2004	--	44,106	0.00
June 30, 2004	--	20,677	0.00

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

The Company had a cash position of $4,842 and negative working capital of $650,378 for the period ended June 30, 2006. Accounts payable at June 30, 2006 were not all current and totalled $110,350.

On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note that is outstanding. The result is a total of 8,880,677 common shares issued and outstanding at June 30, 2006.

Outlook

The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

Risks and Uncertainties

There can be no certainty that the Company will be successful with its financing efforts or if the Company will attain profitable levels of operation.

aei
Advanced Explorations Inc.

NEWS RELEASE

July 26, 2006

Toronto, Ontario

**Advanced Explorations Inc. Announces
$750,000 Financing**

Advanced Explorations Inc. (the "Company") is pleased to announce that it is undertaking placements for $750,000 in financing. The Company has entered into non-brokered placements for the sale of up to 2,500,000 units, with each unit consisting of one common share of the Company at a price of $0.30 per common share, and one share purchase warrant. The one whole share purchase warrant shall have a one year term for the purchase of one further common share of the Company at the exercise price of $0.40 per common share. Each common share comprising the unit and resulting from the exercise of the share purchase warrants shall be subject to a four month hold from the date of issue.

The Company will pay the maximum allowable commission in connection of this placement in the form of cash, securities or a combination of both. This non-brokered placement replaces the potential private placements announced earlier by the Company.

"Gary Williams"
Gary Williams, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces Results of Annual General Meeting and Share Issuance

Toronto, Ontario, June 5 2006 - Advanced Explorations Inc. (AXI.H: NEX) is pleased to announce that its 2006 Annual General Meeting was held on Wednesday May 31, 2006 in Toronto. The results of voting by shareholders on matters submitted to the annual meeting are:

Election of Directors: Gary Williams, John Gingerich, Clara Mancini, Benoit Rivard, Lyndon Bradish, and Paul Matysek were re-elected as Directors of the Company.

Appointment of Auditors: Moore Stephens Cooper Molyneux, Chartered Accountants, were appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration of the auditors.

Stock Option Plan: The Stock Option Plan was approved as presented.

Further to the debt settlement agreement announced on April 6, 2006, the Company has issued 202,785 shares in partial payment of outstanding debts. The shares are subject to a 4 month hold period expiring August 28, 2006.

The Company also wishes to re-announce its proposed private placement, previously announced on February 24 and April 11, 2006. The Company shall enter into private placements for the sale of up to 2,600,000 units at $0.50 per unit for a total of $1,300,000, where each unit consists of one common share of the Company and one-half of one share purchase warrant, where one whole share purchase warrant shall have a one year term for the purchase of one further common share of the Company at the exercise price of $0.75 per share. Up to the maximum allowable finder's fee shall be paid in cash, shares or a combination of both.

FOR FURTHER INFORMATION:
Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The NEX and the TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

Advanced Explorations Inc.

Unaudited Interim Consolidated Financial Statements

March 31, 2006

Advanced Explorations Inc.

Unaudited Interim Consolidated Balance Sheets

	March 31, 2006 *(unaudited)*	December 31, 2005 *(audited)*
Assets		
Current assets		
Cash	**$ 26,355**	$ 436
Subscriptions receivable	**-**	70,000
	$ 26,355	$ 70,436
Liabilities		
Current liabilities		
Bank indebtedness *(note 3)*	**$ 50,000**	$ 50,000
Accounts payable and accrued liabilities	**94,666**	119,262
Loans payable *(note 4)*	**176,665**	171,432
Promissory note *(note 5)*	**408,184**	398,361
	729,515	739,055
Deficiency in assets		
Share capital *(note 6)*	**2,390,760**	2,390,760
Contributed surplus *(note 6)*	**236,941**	236,941
Deficit	**(3,330,861)**	(3,296,320)
	(703,160)	(668,619)
	$ 26,355	$ 70,436

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of the Board

*Signed: **"Gary Williams"***

Gary Williams

*Signed: **"Clara Mancini"***

Clara Mancini

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Operations
for the three month periods ended March 31, 2006 and 2005

	2006	2005
Expenses		
Interest and bank charges	$ 16,104	$ 15,835
Professional fees	6,150	14,928
Office and general	4,068	74
Shareholder information and filing fees	3,547	6,697
Travel	3,172	-
Consulting fees	1,500	24,192
Stock option compensation *(note 6)*	-	219,236
	34,541	280,962
Loss before provision for income taxes	(34,541)	(280,962)
Recovery of income taxes	-	-
Net loss for the periods	$ (34,541)	$ (280,962)
Net loss per share - basic and fully diluted	$ 0.00	$ (0.03)
Weighted average number of common shares	8,677,892	8,174,492

The accompanying notes are an integral part of these financial statements.

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Deficit
for the three month periods ended March 31, 2006 and 2005

	2006	2005
Deficit, beginning of periods	**$ (3,296,320)**	$ (2,908,710)
Net loss for the periods	**(34,541)**	(280,962)
Deficit, end of periods	**$ (3,330,861)**	$ (3,189,672)

The accompanying notes are an integral part of these financial statements.

Advanced Explorations Inc.

Unaudited Interim Consolidated Statements of Cash Flows
for the three month periods ended March 31, 2006 and 2005

		2006		2005
Cash flow from operating activities				
Cash paid to suppliers and service providers	$	(44,081)	$	(3,190)
Cash flow from financing activities				
Net advances on line of credit		-		2,500
Proceeds on receipt of subscription receivable		70,000		-
		70,000		2,500
Increase (decrease) in cash		25,919		(690)
Cash, beginning of period		436		7,979
Cash, end of period	$	26,355	$	7,289
Represented by:				
Cash	$	26,355	$	4,161
Funds held in trust		-		3,128
	$	26,355	$	7,289

The accompanying notes are an integral part of these financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals exploration industry.

2. Significant Accounting Policies

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at March 31, 2006, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These interim consolidated financial statements include the accounts of Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the period divided by the weighted average number of Common shares outstanding during the period. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the period, as if they had been exercised at the beginning of the period or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	March 31, 2006	December 31, 2005
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**$ 118,964**	$ 115,407
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	**31,332**	30,444
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**26,369**	25,581
	$ 176,665	$ 171,432

5. Promissory Note

	March 31, 2006	December 31, 2005
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$ 408,184	$ 398,361

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2004 and 2003	**24,523,181**	**$ 2,257,445**
Share consolidation (a)	**(16,348,689)**	**-**
Private placement (b)	**503,400**	**133,315**
Balance at March 31, 2006 and December 31, 2005	**8,677,892**	**$ 2,390,760**

(a) The Company undertook a share consolidation whereby one new common share was issued for three old common shares.

(b) The Company issued 503,400 units at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.40 for a period of one year from date of distribution. The warrants have been assigned a fair value of $17,705 which has been included in contributed surplus.

Warrants

The Company has outstanding warrants to purchase common shares as follows:

Number	Exercise Price	Expiry Date
503,400	$ 0.40	September 8, 2006

6. Share Capital - continued

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

As at March 31, 2006, 460,000 options were outstanding were as follows:

Outstanding		Exercisable	
number	*exercise price*	*number*	*expiry date*
460,000	$ 0.51	460,000	March 14, 2010

The fair value of the 660,000 stock options granted during 2005 was been determined to be $219,236 using the Black-Scholes model for pricing options. The amount was included in stock option compensation expense and contributed surplus for the year ended December 31, 2005. Of the options issued during 2005, 100,000 were forfeited during 2005 and a further 100,000 were forfeited during the period ended March 31, 2006.

7. Income Taxes

Tax Loss Carry-Forwards

At March 31, 2006, the Company has losses available to reduce future taxable income which expire as follows:

2006	$ 84,100
2007	285,300
2008	238,700
2009	313,600
2010	58,600
2014	174,200
2015	165,200
2016	34,500
	$ 1,354,200

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

8. Subsequent Events

(a) On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $101,392 by way of the issuance of 202,785 common shares.

(b) On April 12, 2006, the Company announced a private placement for the sale of up to 2,600,000 units at a price per unit of $0.50 for maximum proceeds of $1,300,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one further common share at an exercise price of $0.75 per share for a period of one year.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

2001 NOV -6 A 7:13

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER CRMnet.com Inc.		FOR QUARTER ENDED March 31, 2006	DATE OF REPORT Y / M / D 06/05/26
ISSUER ADDRESS 81 Jessie Avenue, Box #227			
CITY / PROVINCE Campbellville, Ontario	POSTAL CODE L0P 1B0	ISSUER FAX No. ( )	ISSUER PHONE No. (905) 854-3677
CONTACT PERSON Gary Williams	CONTACT'S POSITION President		CONTACT PHONE No. (905) 854-3677
CONTACT EMAIL ADDRESS Gwilliams0007@sympatico.ca	WEB SITE ADDRESS		

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
"Gary Williams "	Gary Williams	06/05/26
"Clara Mancini"	Clara Mancini	06/05/26

FIN 51-901F Rev 2001/3/20

RECEIVED

2006 NOV -6 A 7:13

FORM 52 – 109F2

Certification of Interim Filings

I, Gary Williams, President and the person standing in place of Chief Executive Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Advanced Explorations Inc. (the "Issuer") for the interim period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 26th day of May, 2006

"Gary Williams"

Gary Williams
President and Person standing in place of Chief Executive Officer
Advanced Explorations Inc.

FORM 52 – 109F2

Certification of Interim Filings

I, Gary Williams, President and the person standing in place of Chief Financial Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Advanced Explorations Inc. (the "Issuer") for the interim period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 26th day of May, 2006.

"Gary Williams"

____

Gary Williams
President and Person standing in place of Chief Financial Officer
Advanced Explorations Inc.

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

First Quarter Ended March 31, 2006

General

This Management Discussion and Analysis is dated May 26, 2006 and reflects the three month period ended March 31, 2006 and should be read in conjunction with the interim financial statements and all notes thereto. The Company has also published Audited Financial Statements for the year ended December 31, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the three months ended March 31, 2006, the Company's cash position increased from $436 at December 31, 2005 to $26,355 at March 31, 2006. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

Results of Operations

The Company is currently inactive. For the three months ended March 31, 2006, the Company had a net loss of $34,541. The decreased amount of loss over the comparable quarter of March 31, 2005 of $280,962 was largely due to the inclusion of stock option compensation of $219,236 in the March 2005 period. The Company generated no revenue during the quarter.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods March 31, 2004 to March 31, 2006. The information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	**Revenues $**	**Net loss $**	**Net loss per share $**
March 31, 2006	--	34,541	0.00
December 31, 2005	--	601	0.00
September 30, 2005	--	21,805	0.00
June 30, 2005	--	85,444	0.01
March 31, 2005	--	280,962	0.01
December 31, 2004	--	41,974	0.00
September 30, 2004	--	44,106	0.00
June 30, 2004	--	20,677	0.00
March 31, 2004	--	34,926	0.00

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

The Company had a cash position of $26,355 and negative working capital of $703,160 for the period ended March 31, 2006. Accounts payable at March 31, 2006 were current and in the amount $94,666.

Outlook

The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

Risks and Uncertainties

There can be no certainty that the Company will be successful with its financing efforts or if the Company will attain profitable levels of operation.

ADVANCED EXPLORATIONS INC.

81 Jessie Ave.
Campbellville, Ontario
L0P 1B0

PROXY

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual General Meeting of Shareholders to be held the 31st day of May, 2006. The undersigned Shareholder of Advanced Explorations Inc., (the "Corporation") hereby appoints Gary Williams, Director, or failing him, John Gingerich, Director or instead of either of them,____________________ as proxy, with power of substitution, to attend and vote for the undersigned at the Annual General Meeting of Shareholders of the Corporation to be held at the Sheraton Centre Hotel, 123 Queen Street West at **11:00 o'clock in the forenoon (Toronto time), Wednesday, May 31, 2006,** and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1. FOR ( ) or WITHHOLD ( ) Election of the directors as nominated by Management;

2. FOR ( ) or WITHHOLD ( ) Appointment of Moore Stephens Cooper Molyneux, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration;

3. FOR ( ) or AGAINST ( ) Approval by way of disinterested shareholder approval, the issuance of more than 100% of the Company's outstanding shares in any 12 month period; and the creation of any control person, if applicable

4. FOR ( ) or AGAINST ( ) Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange;

5. FOR ( ) or AGAINST ( ) Authorize: (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options; (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares; (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares; (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER SERVICES INC., **120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN 5:00 p.m. TORONTO TIME, ONTARIO** May 29, 2006.

This proxy revokes and supersedes all proxies of earlier date
THIS PROXY MUST BE DATED.

DATED this   day of   , 2006

____
Signature of Shareholder

ADVANCED EXPLORATONS INC.

81 Jessie Avenue
Campbellville, Ontario
L0P 1B0

MANAGEMENT INFORMATION CIRCULAR

containing information as at **April 26, 2006** unless otherwise noted.

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Advanced Explorations Inc. (the "Company") for use at the Annual and Special Meeting of the shareholders of the Company to be held on Wednesday May 31, 2006 (the "Meeting"), at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Costs and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101 arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares (the "Common Shares") of the Company. **All costs of solicitation will be borne by the Company.**

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The persons named as proxy holders in the accompanying form of Proxy, namely Gary Williams, Director and John Gingerich, Director of the Company, were designated by Management (the "Management Designees"). **A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (who need not be a shareholder) to represent him or her at the Meeting. Such right may be exercised by inserting such person's or company's name in the blank space provided in the form of Proxy and striking out the names of the Management Designees or by completing another form of Proxy.** In such event, the shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification to the meeting.

A proxy will not be valid unless the completed, dated and signed form of Proxy is deposited, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, with **Equity Transfer Services Inc.**, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 or by fax at (416) 361-0470, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof, or is delivered to the chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxy

A shareholder who has given a proxy has the power to revoke it at any time before it is exercised, by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, **81 Jessie Avenue, Campbellville, Ontario L0P 1B0** at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, at any reconvening thereof, to the chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition a proxy may be revoked by a shareholder executing another form of Proxy bearing a later date and depositing the same at the offices of **Equity Transfer Services Inc.** within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending at the Meeting, withdrawing his or her proxy and voting the shares.

General

Shares represented by properly executed proxies in favour of the Management Designees **will be voted for the matters to be transacted at the Meeting (as stated herein and in the Notice of Meeting) or withheld from voting or voted against, if so indicated on the form of Proxy.**

If the instructions contained in a form of Proxy returned to the Company by a shareholder are certain, the shares represented by the proxy shall be voted on any ballot and, where a choice is specified, in accordance with the specification so made. **If no choice is indicated with respect to any matter referred to herein, the Proxy will be voted FOR such matter.**

The enclosed form of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered holders of Common Shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of Proxy (collectively, the "Meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

1. be given a form of Proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of Proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of Proxy and deposit it with Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 or by fax at (416) 361-0470, with respect to the Common Shares beneficially owned by such Non-Registered Holder, in accordance with the instructions provided by the Intermediary, **OR**

2. more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code or other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns. **Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should contact the Intermediary for instructions as to how to proceed.**

All references to shareholders in this Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders of the Company unless specifically stated otherwise.

RECORD DATE AND RIGHT TO VOTE

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on **April 26, 2006** (the "**Record Date**").

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of Proxy in the manner and subject to the provisions described in "Appointment of Proxy" above, and which has not been revoked, shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof, except to the extent that:

1. such shareholder has transferred ownership of any of his or her Common Shares after the Record Date; and

2. the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares. As at **April 26, 2006**, the Company has issued and outstanding **8,677,892** Common Shares without nominal or par value outstanding. **The holders of Common Shares are entitled to one vote for each Common Share held.**

The presence in person or by proxy of not less than two (2) persons entitled to vote at a meeting of shareholders is necessary to constitute a quorum of shareholders.

To the knowledge of the directors and executive officers of the Company, as at the date hereof, there is no person who beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, except as disclosed in the following table.

Name	Type of Ownership	Number of Common Shares Owned or Controlled at the Effective Date	Percentage of Outstanding Voting Shares Represented
Environmental Imaging Corporation	Direct	1,600,000	18.44%

CORPORATE GOVERNANCE DISCLOSURE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

1) the *Ontario Business Corporations Act*;
2) the Company's articles of incorporation and by-laws;
3) the Company's code of business conduct;
4) the charters of the Board and the Board committees; and
5) other applicable laws and Company policies.

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

Directorships: If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

John Gingerich	Director of East Asia Minerals Corporation
Paul Matysek	Director of Energy Metals Corp.
Lyndon Bradish	Director of East Asia Minerals Corporation, Manila Mining Corporation and Lepanto Consolidated Mining Company

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction

be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.

The Board of Directors has no other committees than the Audit committee,

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

For the financial year ended **December 31, 2005**, the Company had one (1) executive officer, who is also a director. **"Executive Officer" means** an individual who is the chair or vice-chair of the board of directors, president or any vice-president in charge of a principal business unit, division or function including sales, finance or production, and an officer of the Company or its subsidiary who performs a policy making function in respect of the Company or any other individual who performed a policy-making function in respect of the Company. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year of the payment of which was deferred) paid to the Executive Officer (or companies controlled by the Executive Officer), in the capacity as an Executive officer, for the most recently completed financial year, was nil.

Summary of Compensation

Gary Williams, who acted in a capacity similar to a chief executive officer ("CEO") and chief financial officer ("CFO"), and was the President of the Company for the financial year ended December 31, 2005 are the "Named Executive Officers" for the Company. A "Named Executive Officer" means the following individuals: the CEO, CFO and the three most highly compensated Executive Officers, other than the CEO and CFO whose total salary and bonus exceeded $150,000 and who were serving as executive officers at the end of the most recently completed financial year and any such individuals who were not serving as an officer of the Company at the end of the most recently completed financial year. The Company has no Executive Officer whose total salary and bonus exceeded $150,000 for the financial year ended December 31, 2005. The following table sets forth all annual and long term compensation paid by the Company and its subsidiaries for the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All other compen-sation
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation	Securities Under Options/ SARs[2] Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP[3] Payouts ($)	
Gary Williams[1] *President, Chief Executive Officer and Director*	2005	$40,000	Nil	Nil	Nil	Nil	Nil	Nil
Gary Williams[1] *President, Chief Executive Officer and Director*	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mirella Howell[1] *Former President, Chief Executive Officer and Director*	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

__Notes:__

(1) Mirella Howell resigned as President and CEO of the Company on September 2, 2004. Gary Williams was appointed President of the Company on September 2, 2004.

(2) "SARs" or "Stock Appreciation Right" means the right granted by the Company or any of its subsidiaries as compensation for employment services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(3) "LTIP" or "Long Term Incentive Plan" means any plan which provides compensation intended to motivate performance over a period longer than one financial year, but does not include options or SAR plans or plans for compensation through restricted shares or restricted share units.

Long Term Incentive Plan

The Company does not have a Long Term Incentive Plan for the Named Executive Officers, other than stock options granted from time to time by the board of directors under the provisions of the stock option plan.

Grant of Stock Option/SARs

The following table sets forth particulars of individual grants of options granted by the Company or any of its subsidiaries (whether or not in conjunction with SARs) and freestanding SARs made during the financial year ended **December 31, 2005** to the Named Executive Officers.

Option/SAR Grants During the Financial Year Ended December 31, 2005

Name	Securities, Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gary Williams *President, Chief Executive Officer and Director*	150,000	22.70	0.51	0.51	March 14, 2010

Aggregate Option/SAR Exercises During The Most Recently Completed Financial Year and Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Gary Williams *President, Chief Executive Officer and Director*	**Nil**	**Nil**	**Nil**	**Nil**

Option and SAR Repricings

During the financial year ended **December 31, 2005**, the Company had not repriced downward any stock options or SARs held by the Named Executive Officers.

Defined Benefit or Actuarial Plan Disclosure

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders	460,000	$0.51	407,789
Equity compensation plans *not* approved by securityholders	**Nil**	**Nil**	**Nil**
Total	460,000		407,789

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have in place any employment contract between the Company or any subsidiary thereof and the Named Executive Officers. Nor does the Company have in place any compensatory plan, contract or arrangement with respect to a Named Executive Officer, where the Named Executive Officer is entitled to receive more than $100,000 from the Company or its subsidiaries, which results or will result from the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or from a change of control of the Company or any of its subsidiaries, or a change in the Named Executive Officer's responsibilities following a change in control.

Stock Option Plan

The Company has no pension plan and no standard or other arrangement for compensation to the other directors and officers of the Company except the granting of stock options.

The Corporation has in place a Stock Option Plan (the "Plan") which was approved by the shareholders of the Corporation on **September 30, 2004**. Under the Plan, the board of directors may, at its discretion, grant options to purchase up to **10%** of the issued and outstanding common shares from time to time, on a non-diluted basis, to directors, officers, consultants and certain key employees of the Corporation or any of its subsidiaries, provided that no individual may be granted options exceeding **5%** of the issued and outstanding common shares of the Corporation, from time to time. Options granted under the Plan are non-assignable and non-transferrable. The option price per common share granted under the Plan is the average closing market price for the common shares on

the TSX Venture Exchange (the "Exchange") of the ten days of trading immediately preceding the date the option is granted, less any applicable discount as may be allowed by the Exchange. The maximum term of any option is five years from the date the option is granted. If a person to whom options have been granted ceases to be a director, officer or employee of the Corporation, such person must exercise his option within ninety (90) days of the termination date, after which all of his outstanding options will expire. In the event of the death of a designated recipient, his estate will have twelve months within which to exercise the outstanding options. Any amendment to the Plan will also have to be approved by the Exchange.

As at the Company's most recent financial year ended **December 31, 2005**, the following options to purchase Common Shares were granted and outstanding under the Plan, except as described herein.

Gary Williams – 150,000 (President and Director)

John Gingerich – 100,000 (Director)

Clara Howell – 50,000 (Director)

Paul Matysek – 50,000 (Director)

Benoit Rivard – 50,000 (Director)

Lyndon Bradish – 50,000 (Director)

Tony Carter – 10,000 (Consultant)

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Plan and their associates must abstain from voting on the Plan.

A copy of the Plan will be available for inspection at the Meeting. The directors believe that the Plan is in the Company's best interests and recommend that the shareholders approve the Plan.

Compensation of Directors

The Directors have no standard compensation arrangements, or any other arrangements, with the Company. The amount earned by Directors of the Company for their services as directors, including salaries, director's fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred, any amounts payable for committee participation or special assignments from the Company and its subsidiaries. The Directors had no arrangements with the Company where they were compensated for services as consultants or experts by the Company or its subsidiaries during the financial year ended **December 31, 2005**, except as disclosed herein.

Executive Officers of the Company who also act as Directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Executive Officers in their capacity as Executive Officers. See "Compensation of Executive Officers" above.

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended **December 31, 2005**.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the financial year ended **December 31, 2005**, no director, Executive Officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed nominee for election as a director of the Company, or any known associate or affiliates of such persons in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, or as otherwise disclosed herein.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, the Company is not aware of any material interest, direct or indirect, of any informed person of the Company. An "Informed Person" means a director or executive officer of a reporting issuer or of a person or company that is itself an informed person or subsidiary of a reporting issuer, any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution, and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities. Nor is the Company aware of any material interest, direct or indirect of any proposed director of the company, any associate or affiliate of any informed person or proposed director, or of any person who beneficially owns or controls directly or indirectly more than 10% of the issued and outstanding Common Shares of the Company, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Receipt of Financial Statements

The audited consolidated financial statements of the Company for the financial years ended December 31, 2005, and the accompanying auditors' report thereon will be presented at the Meeting.

Audit Committee

The audit committee has various responsibilities as set forth in **Multilateral Instrument 52-110** ("MI 52-110).

The Audit Committee's Charter

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the board of directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least **one** of the members of the Audit Committee shall be **financially literate.**

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the board of directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Appoint the independent auditors to be engaged by the Company, establish the audit fees of the independent auditors, pre-approve any non-audit services provided by the independent auditors, including tax services, before the services are rendered. Review and evaluate the performance of the independent auditors and review the full board of directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing audit firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with each public accounting firm that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management, such as any the Management letter or schedule of unadjusted differences.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's charter or bylaws, or the board of directors.

23. The Audit Committee will evaluate the independent auditors.

Composition of the Audit Committee

The members of the audit committee, a majority of which are independent, has at least one member which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by to the Company to ensure auditor independence. Fees incurred with for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	*Fees Paid to Auditor in Year ended*	*Fees Paid to Auditor in the prior Fiscal Year*
Audit Fees(1)	$18,225	$9,000
Audit-Related Fees(2)	$0	$0
Tax Fees(3)	$1575	$2,150
All Other Fees(4)	$125	$5,100
Total	**$19,925**	**$16,250**

(1) **"Audit Fees"** include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) **"Audit-Related Fees"** include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) **"Tax Fees"** include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) **"All Other Fees"** include all other non-audit services.

Exemption

The Company is relying upon the exemption in **section 6.1** of **MI 52-110** in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

The Company does not have any other committees.

Appointment of Auditors

The shareholders of the Company will be asked to vote for the appointment of **Moore Stephens Cooper Molyneux,** Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing Moore Stephens Cooper Molyneux, Chartered Accountants, as auditors for the Company for the ensuing year**, to hold office until the close of the next annual meeting of shareholders or until such firm is removed from office or resigns as provided by law. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the board of directors of the Company to fix the compensation of the auditors for the ensuing year. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution authorizing the board of directors of the Company to fix the compensation of the auditors for the ensuing year.**

Election of Directors

The board of directors presently consists of **six (6)** directors and these directors are being nominated for re-election.

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees, if named as proxy, intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Company, or with the provisions of the *Business Corporations Act* (Ontario). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Municipality of Residence(1)	Present office and Date first appointed as director	Present Principal Occupation(1)	Number Of Common Shares Owned, Beneficially Held Or Controlled(1)(2)	% of Class Held or Controlled
Gary Williams Campbellville, Ontario	March 1, 2005 President, Chief Executive Officer	President, Chief Executive Officer and Director of Advanced Explorations Inc.	**50,000**	0.58%
John Gingerich Mississauga, Ontario	September 2, 2004	Principal, GBS Technical Solutions, Director of East Asia Minerals Corporation	**Nil**	0.0%
Clara Mancini Toronto, Ontario	July 14, 2004	Facilities Office, Human Resources Development Canada	**Nil**	0.0%
Benoit Rivard Sherwood Park, Alberta	March 1, 2005	Professor, University of Alberta	**Nil**	0.0%
Paul Matysek West Vancouver, BC	March 1, 2005	President and CEO of Energy Metals Corp.	**Nil**	0.0%
Lyndon Bradish Hong Kong	March 15, 2005	President and CEO of East Asia Minerals Corporation;	**Nil**	0.0%

Notes:

(1) The information as to municipality of residence, present principal occupation or employment and number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

(3) **John Gingerich Gary Williams** and **Clara Mancini**, as at the date hereof, are the members of the Company's audit committee (the "**Audit Committee**"). The general function of the Audit Committee is to review the overall audit plan and the Company's system of internal controls, to review the results of the external audit and to resolve any potential dispute with the Company's auditors. **The Company has no Executive Committee.**

Mr. **Gary Williams** has been involved in the mining industry since 1977, and has conducted a wide range of exploration programs throughout Canada since that time. His experience has centred on exploration for uranium, precious metals and base metals, focusing on: the Athabasca Basin in Saskatchewan and Thelon Basin in Nunavut; the Hemlo, Abitibi and Mishibishu greenstone belts as well as a number of smaller belts in northern Ontario, and the Izok Lake area in Nunavut. Principal strengths gained through this experience include management of large multi-phase projects, project planning, and liaison with government organizations, roles that are a focus of his current duties as President of Advanced Explorations Inc. Mr. Williams is also a member of the Association of Professional Geoscientists of Ontario, and is currently a member of their Discipline Committee.

John C. Gingerich is a registered professional geoscientist (APGO) and is the sole proprietor of GBS Technical Solutions and President/CEO of Geotechnical Business Solutions Inc. During 2003, he was the Manager, Technical Development for Golder Associates, a premier global group of consulting companies, specialising in ground engineering and environmental science. He was the Director of Research and Technical Innovation for Noranda Inc.'s Exploration group and held other positions during his 15 years with Noranda/Falconbridge. He was responsible for the company's emote sensing and geophysical programs and the implementation and support of exploration technology and the identification of emerging technology that may impact mining/exploration

efficiency. In this role he also served as Noranda's Chief Geophysicist. Prior to joining Noranda, he worked as a consultant and previous to that a geophysicist with Eldorado Nuclear Ltd where he started his career in 1979. He joined Noranda in November 1987 and held various geophysical posts in Latin America and Canada. During this period he led a number of technology initiatives including Noranda's remote sensing program.

As an active member within the remote sensing community, he is a member of the National Hyperspectral User and Science Team (Canadian Space Agency) and sits as a board member Center for Research in Earth and Space Technology (CRESTech). Equally active within the mining and research community he chairs the Ontario Geologic Survey Advisory Board (OGSAB) and CAMIRO's Exploration Division, as well as the Ontario Minerals Exploration Technologies program evaluation committee (ETAC). He is also a member of SEG, CIM, KEGS and the PDAC.

Clara Mancini has been a business consultant since 2003. Prior to this period she was a human resources officer for over 10 years with the Solicitor General Canada.

Mr. Paul Matysek is a professional geologist with over 25 years of international exploration and development experience. He holds a Bachelor of Science degree in Geology from the University of Toronto and a Masters of Science degree in Geology from the University of British Columbia. Mr. Matysek has held senior management or director positions with several natural resource exploration and development companies, notably Energy Metals Corporation (currently President and CEO) First Majestic Resource Corporation (currently Director) and First Quantum Minerals Ltd. Mr Matysek is also a member of the Association of Professional Engineers and Geoscientists of British Columbia.

Dr. Benoit Rivard is a recognized leading expert in mineral applications of hyperspectral technology. As one of Canada's leading researchers, Dr. Rivard, a professor at the University of Alberta, is actively involved in research programs with Canada's technology providers and developers. Ongoing initiatives include instrument manufacturer Telops and producers of the oil sand sector as well as resource mapping in the Canadian north in support of government programs. He is a member of the science team for the HERO hyperspectral satellite under consideration by the Canadian Space Agency.

Lyndon Bradish brings over 30 years of worldwide exploration experience to AEI. He is currently the President and CEO of East Asia Minerals. Previously, Mr. Bradish was the managing director of Noranda Pacific Ltd. (Australia) and Noranda Asia Ltd. (Hong Kong). Mr. Bradish is a director of Manila Mining Corporation, and a director of Lepanto Consolidated Mining Company, based in the Philippines.

Private Placement Approval

Shareholders shall be also be asked to approve by way of disinterested shareholder approval, the issuance of more than 100% of its outstanding shares in any 12 month period; and the creation of any control person, if applicable to allow for flexibility in the arrangement by the Board of Directors of future financings of the Company.

Stock Option Plan and Incentive Stock Options Approval

The Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval. Under the Stock Option Plan, the Board of Directors may grant up to 20% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Fixed Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

In the Fixed Plan:

a. the number of common shares reserved under the Fixed Plan shall equal determined as 20% of the number of shares outstanding as of the date of this Circular.

b. the Additional Options shall be deemed to have been approved for the Fixed Plan and provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to:

  (i) reserve for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

  (ii) issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange),

c. the common shares issued upon exercise of options granted subsequent to the date of conversion of the Plan to the Fixed Plan shall be subject to the following vesting provisions:

  (i) 15% of the options granted under the Fixed Plan will vest upon the date of grant;
  (ii) 15% of the options granted under the Fixed Plan will vest every 3 months following the date of grant, for a period of 18 months; and
  (iii). 10% of the options granted under the Fixed Plan will vest at the end of the 18 month period.

Under the Fixed Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan. A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as set forth above and in the Notice of Meeting. Should any other matters properly come before the Meeting, it is the intention of the persons named in the form of Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

DIRECTORS' APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the board of directors.

Dated this **26th** day of **April, 2006.**

CERTIFIED CORRECT ON BEHALF OF THE BOARD OF DIRECTORS BY:

"Gary Williams"

Gary Williams, President

Advanced Explorations Inc.

Consolidated Financial Statements

December 31, 2005 and 2004

MOORE STEPHENS COOPER MOLYNEUX LLP
CHARTERED ACCOUNTANTS

8th Floor, 701 Evans Avenue
Toronto, Ontario
Canada M9C 1A3

Telephone: (416) 626-6000
Facsimile: (416) 626-8650
Web Site: www.mscm.ca

Auditors' Report

To the Shareholders of
Advanced Explorations Inc.

We have audited the consolidated balance sheets of Advanced Explorations Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: "Moore Stephens Cooper Molyneux LLP"

Chartered Accountants

Toronto, Ontario
April 10, 2006

Advanced Explorations Inc.

Consolidated Balance Sheets
December 31, 2005 and 2004

		2005		2004
Assets				
Current assets				
Cash	$	436	$	7,979
Accounts receivable		70,000		-
	$	70,436	$	7,979
Liabilities				
Current liabilities				
Bank indebtedness *(note 3)*	$	50,000	$	47,500
Accounts payable and accrued liabilities		119,262		96,735
Loans payable *(note 4)*		171,432		154,639
Promissory note *(note 5)*		398,361		360,370
		739,055		659,244
Deficiency in assets				
Share capital *(note 6)*		2,390,760		2,257,445
Contributed surplus *(note 6)*		236,941		-
Deficit		(3,296,320)		(2,908,710)
		(668,619)		(651,265)
	$	70,436	$	7,979

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

Signed: "Gary Williams"

Gary Williams

Signed: "Clara Mancini"

Clara Mancini

Consolidated Statements of Operations
for the years ended December 31, 2005 and 2004

		2005		2004
Expenses				
Stock option compensation *(note 6)*	$	**219,236**	$	-
Interest and bank charges		**65,371**		54,175
Professional fees		**64,500**		67,301
Shareholder information and filing fees		**23,209**		23,947
Consulting fees		**10,563**		22,258
Travel		**3,382**		-
Office and general		**837**		2,665
Advertising and marketing		**512**		1,377
Property option expense		-		10,000
Gain on debt settlement		-		(5,114)
		387,610		176,609
Loss before provision for income taxes		**(387,610)**		(176,609)
Recovery of income taxes *(note 7)*		-		-
Net loss for the years	$	**(387,610)**	$	(176,609)
Net loss per share - basic and fully diluted	$	**(0.05)**	$	(0.02)
Weighted average number of common shares		**8,363,439**		8,174,492

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
for the years ended December 31, 2005 and 2004

	2005	2004
Deficit, beginning of years	**$ (2,908,710)**	$ (2,732,101)
Net loss for the years	**(387,610)**	(176,609)
Deficit, end of years	**$ (3,296,320)**	$ (2,908,710)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2005 and 2004

	2005	2004
Cash flow from operating activities		
Cash paid to suppliers and employees	**$ (145,847)**	$ (202,305)
Cash flow from financing activities		
Increase in loans payable	**54,784**	188,800
Advances on line of credit	**2,500**	20,500
Proceeds on issuance of common shares	**81,020**	-
	138,304	209,300
(Decrease) increase in cash	**(7,543)**	6,995
Cash, beginning of years	**7,979**	984
Cash, end of years	**$ 436**	$ 7,979

The accompanying notes are an integral part of these consolidated financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at December 31, 2005, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These consolidated financial statements include the accounts of the Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the year divided by the weighted average number of Common shares outstanding during the year. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the year, as if they had been exercised at the beginning of the year or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	2005	2004
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**$ 115,407**	$ 101,637
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	**30,444**	30,454
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**25,581**	22,548
	$ 171,432	$ 154,639

5. Promissory Note

	2005	2004
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$ 398,361	$ 360,370

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2004 and 2003	**24,523,181**	**$ 2,257,445**
Share consolidation (a)	**(16,348,689)**	**-**
Private placement (b)	**503,400**	**133,315**
Balance at December 31, 2005	**8,677,892**	**$ 2,390,760**

(a) The Company undertook a share consolidation whereby one new common share was issued for three old common shares.

(b) The Company issued 503,400 units at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.40 for a period of one year from date of distribution. The warrants have been assigned a fair value of $17,705 which has been included in contributed surplus.

Warrants

The Company has outstanding warrants to purchase common shares as follows:

Number	Exercise Price	Expiry Date
503,400	$ 0.40	September 8, 2006

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

6. Share Capital - continued

Transactions during the year were as follows:

	Outstanding		Exercisable	
	number	*weighted average exercise price*	*number*	*weighted average expiry date*
Opening balance	-	$ -	-	
Issued	660,000	$ 0.51	660,000	March 14, 2010
Forfeited	(100,000)	$ 0.51	(100,000)	
Closing balance	560,000		560,000	

The fair value of the 660,000 stock options granted during the year was determined to be $219,236 using the Black-Scholes model for pricing options. The amount has been included in stock option compensation expense and contributed surplus for the year. 100,000 of the options were forfeited during the year.

The following weighted average assumptions were used to calculate the fair value of the options:

Dividend yield	NIL
Risk free interest rate	3.76%
Expected stock volatility	75%
Expected life	5 years

7. Income Taxes

a) Provision for Income Taxes - Current

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 36.12% (2004 - 36.12%) were as follows:

	2005	2004
Loss before provision for income taxes	**$ (387,610)**	$ (176,609)
Expected income tax (asset) based on statutory rate	**$ (140,005)**	$ (63,791)
Adjustments resulting from:		
Non-taxable gains	**-**	(929)
Capital cost allowance on capital assets	**-**	(1,795)
Valuation allowance	**140,005**	66,515
Provision for income taxes - Current	**$ -**	$ -

7. Income Taxes - continued

b) Future Income Taxes

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax asset is as follows:

		2005		2004
Undepreciated capital costs	$	5,983	$	2,931
Non-capital losses		555,851		417,656
Future income tax asset, before valuation allowance		561,834		420,587
Valuation allowance		(561,834)		(420,587)
Net future income tax asset	$	-	$	-

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

c) Tax Loss Carry-Forwards

At December 31, 2005, the Company has losses available to reduce future taxable income which expire as follows:

2006	$	84,100
2007		285,300
2008		238,700
2009		313,600
2010		58,600
2014		174,200
2015		384,400
	$	1,538,900

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

8. Subsequent Event

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $101,392 by way of the issuance of 202,785 common shares.

NOTICE OF ANNUAL

AND

EXTRAORDINARY MEETING OF SHAREHOLDERS

OF

ADVANCED EXPLORATIONS INC.

(the "Company")

NOTICE is hereby given that the Annual and Extraordinary Meeting (the "Meeting") of shareholders of the Company will be held at **The Sheraton Centre Hotel** Toronto, 123 Queen Street West, Toronto, Ontario, on Wednesday, **May 31, 2006** at 11:00 a.m. (Toronto time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended **December 31, 2005**, and the report of the Auditors thereon;

2. to elect a board of directors of the Company for the ensuing year;

3. to appoint an auditor of the Company for the ensuing year and to authorize the board of directors to fix the auditor's remuneration;

4. to approve by way of disinterested shareholder approval the issuance of more than 100% of the Company's outstanding shares in any 12 month period; and the creation of any control person, if applicable;

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;
   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;
   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;
   (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. to transact such other business as may properly come before the meeting and at any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, form of Proxy, the audited financial statements, the auditors' report and the Management Discussion and Analysis. **Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the form of Proxy in accordance with the instructions set out in the Proxy and on the reverse of the form of Proxy, and the Circular.**

DATED at Campbellville, Ontario this 26th day of April, 2006.

BY ORDER OF THE BOARD

"Gary Williams"

Gary Williams, President

FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year and return this to **EQUITY TRANSFER SERVICES INC.**, of Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the ensuing financial year.

ADVANCED EXPLORATIONS INC.

Please select one or both of the following options:

Annual Financial Statements & MD&A _____ Quarterly Financial Statements & MD&A
____

Name: ______________________________
Address: ______________________________
City/Prov/State/ Postal Code: ______________________________
Preferred Method of Communication:
Email______or Mail: __________
Signature: ______________________________
Date: ______________________________
Email Address: ______________________________

NOTICE OF ANNUAL

AND

EXTRAORDINARY MEETING OF SHAREHOLDERS

OF

ADVANCED EXPLORATIONS INC.

(the "Company")

NOTICE is hereby given that the Annual and Extraordinary Meeting (the "Meeting") of shareholders of the Company will be held at **The Sheraton Centre Hotel** Toronto, 123 Queen Street West, Toronto, Ontario, on Wednesday, **May 31, 2006** at 11:00 a.m. (Toronto time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended **December 31, 2005**, and the report of the Auditors thereon;

2. to elect a board of directors of the Company for the ensuing year;

3. to appoint an auditor of the Company for the ensuing year and to authorize the board of directors to fix the auditor's remuneration;

4. to approve by way of disinterested shareholder approval the issuance of more than 100% of the Company's outstanding shares in any 12 month period; and the creation of any control person, if applicable;

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;
   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;
   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;
   (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. to transact such other business as may properly come before the meeting and at any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, form of Proxy, the audited financial statements, the auditors' report and the Management Discussion and Analysis. **Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the form of Proxy in accordance with the instructions set out in the Proxy and on the reverse of the form of Proxy, and the Circular.**

DATED at Campbellville, Ontario this 26th day of April, 2006.

BY ORDER OF THE BOARD

"Gary Williams"

Gary Williams, President

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2005

General

This Management Discussion and Analysis is dated April 27, 2006 and reflects the twelve month period ended December 31, 2005 and should be read in conjunction with the annual audited financial statements and all notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars.

Overall Performance

For the year ended December 31, 2005, the Company's cash position worsened to $436 at December 31, 2005 from $7,979 at December 31, 2004. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

The Company carried out share capital raising activities during the year ended December 31, 2005. This resulted in the receipt of proceeds of $81,020 upon the issuance of 503,400 units. Additional proceeds of $70,000 were received subsequent to year end. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.40 per share for a period of one year.

Selected Annual Information

	2005 ($)	**2004 ($)**	**2003 ($)**
Total Revenues	$ --	$ --	$ --
Net Loss	$(387,610)	$(176,609)	$(66,597)
Loss per share	$(0.05)	$(0.01)	$0.00
Total assets	$70,436	$7,979	$984
Working capital	$(668,619)	$(651,265)	$(148,447)
Shareholders equity	$(668,619)	$(651,265)	$(474,656)
Capital stock	$2,390,760	$2,257,445	$2.257,445
Contributed surplus	$236,941	$ --	$ --
Retainer earnings	$(3,296,320)	$(2,908,710)	$(2,732,101)

Results of Operations

The Company is currently being reactivated. For the twelve months ended December 31, 2005, the Company had a net loss of $387,610. The increased amount of loss over the comparable year ended December 31, 2004 of $211,001 was largely due to an increase in stock option compensation and interest and bank charges. No stock based compensation was recognized in the previous period. The Company generated no revenue during the quarter.

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2005, the Company had a cash position of $436 (2004 - $7,979) and a negative working capital of $668,619 (2004 – $651,265). The balance due on a line of credit amounted to $50,000 (2004 - $47,500). Accounts payable at December 31, 2005 amounted to $119,262 (2004 - $96,735).

A term loan with a maturity date of November 17, 2005 was extended.

Outlook

The Company is continuing its efforts to reactivate by way of acquiring or entering into new business, subject to regulatory and shareholder approval as required.

Risks and Uncertainties

There can be no certainty that the Company will be able to acquire any asset(s) or new business(es).

FORM 52 – 109F2

Certification of Annual Filings

I, Gary Williams, President and the person standing in place of Chief Executive Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Advanced Explorations Inc. (the "Issuer") for the year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 27th day of April, 2006

"Gary Williams"

Gary Williams
President and Person standing in place of Chief Executive Officer
Advanced Explorations Inc.

FORM 52 – 109F2

Certification of Annual Filings

I, Gary Williams, President and the person standing in place of Chief Financial Officer of Advanced Explorations Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Advanced Explorations Inc. (the "Issuer") for the annual period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 27th day of April, 2006.

"Gary Williams"

____

Gary Williams
President and Person standing in place of Chief Financial Officer
Advanced Explorations Inc.

Advanced Explorations Inc.

Consolidated Financial Statements

December 31, 2005 and 2004

MOORE STEPHENS COOPER MOLYNEUX LLP
CHARTERED ACCOUNTANTS

8th Floor, 701 Evans Avenue
Toronto, Ontario
Canada M9C 1A3

Telephone: (416) 626-6000
Facsimile: (416) 626-8650
Web Site: www.mscm.ca

Auditors' Report

To the Shareholders of
Advanced Explorations Inc.

We have audited the consolidated balance sheets of Advanced Explorations Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: "Moore Stephens Cooper Molyneux LLP"

Chartered Accountants

Toronto, Ontario
April 10, 2006

Consolidated Balance Sheets
December 31, 2005 and 2004

		2005		2004
Assets				
Current assets				
Cash	$	436	$	7,979
Accounts receivable		70,000		-
	$	70,436	$	7,979
Liabilities				
Current liabilities				
Bank indebtedness *(note 3)*	$	50,000	$	47,500
Accounts payable and accrued liabilities		119,262		96,735
Loans payable *(note 4)*		171,432		154,639
Promissory note *(note 5)*		398,361		360,370
		739,055		659,244
Deficiency in assets				
Share capital *(note 6)*		2,390,760		2,257,445
Contributed surplus *(note 6)*		236,941		-
Deficit		(3,296,320)		(2,908,710)
		(668,619)		(651,265)
	$	70,436	$	7,979

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

*Signed: **"Gary Williams"***

Gary Williams

*Signed: **"Clara Mancini"***

Clara Mancini

Consolidated Statements of Operations
for the years ended December 31, 2005 and 2004

		2005		2004
Expenses				
Stock option compensation *(note 6)*	$	**219,236**	$	-
Interest and bank charges		**65,371**		54,175
Professional fees		**64,500**		67,301
Shareholder information and filing fees		**23,209**		23,947
Consulting fees		**10,563**		22,258
Travel		**3,382**		-
Office and general		**837**		2,665
Advertising and marketing		**512**		1,377
Property option expense		**-**		10,000
Gain on debt settlement		**-**		(5,114)
		387,610		176,609
Loss before provision for income taxes		**(387,610)**		(176,609)
Recovery of income taxes *(note 7)*		**-**		-
Net loss for the years	**$**	**(387,610)**	$	(176,609)
Net loss per share - basic and fully diluted	**$**	**(0.05)**	$	(0.02)
Weighted average number of common shares		**8,363,439**		8,174,492

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
for the years ended December 31, 2005 and 2004

	2005	2004
Deficit, beginning of years	**$ (2,908,710)**	$ (2,732,101)
Net loss for the years	**(387,610)**	(176,609)
Deficit, end of years	**$ (3,296,320)**	$ (2,908,710)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2005 and 2004

	2005	2004
Cash flow from operating activities		
Cash paid to suppliers and employees	**$ (145,847)**	$ (202,305)
Cash flow from financing activities		
Increase in loans payable	**54,784**	188,800
Advances on line of credit	**2,500**	20,500
Proceeds on issuance of common shares	**81,020**	-
	138,304	209,300
(Decrease) increase in cash	**(7,543)**	6,995
Cash, beginning of years	**7,979**	984
Cash, end of years	**$ 436**	$ 7,979

The accompanying notes are an integral part of these consolidated financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at December 31, 2005, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These consolidated financial statements include the accounts of the Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the year divided by the weighted average number of Common shares outstanding during the year. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the year, as if they had been exercised at the beginning of the year or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	2005	2004
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	$ **115,407**	$ 101,637
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	**30,444**	30,454
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	**25,581**	22,548
	$ **171,432**	$ 154,639

5. Promissory Note

		2005		2004
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$	398,361	$	360,370

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued		Amount
Balance at December 31, 2004 and 2003	**24,523,181**	**$**	**2,257,445**
Share consolidation (a)	**(16,348,689)**		-
Private placement (b)	**503,400**		**133,315**
Balance at December 31, 2005	**8,677,892**	**$**	**2,390,760**

(a) The Company undertook a share consolidation whereby one new common share was issued for three old common shares.

(b) The Company issued 503,400 units at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.40 for a period of one year from date of distribution. The warrants have been assigned a fair value of $17,705 which has been included in contributed surplus.

Warrants

The Company has outstanding warrants to purchase common shares as follows:

Number	Exercise Price		Expiry Date
503,400	$	0.40	September 8, 2006

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

6. Share Capital - continued

Transactions during the year were as follows:

	Outstanding			Exercisable	
	number		*weighted average exercise price*	*number*	*weighted average expiry date*
Opening balance	-	$	-	-	
Issued	660,000	$	0.51	660,000	March 14, 2010
Forfeited	(100,000)	$	0.51	(100,000)	
Closing balance	560,000			560,000	

The fair value of the 660,000 stock options granted during the year was determined to be $219,236 using the Black-Scholes model for pricing options. The amount has been included in stock option compensation expense and contributed surplus for the year. 100,000 of the options were forfeited during the year.

The following weighted average assumptions were used to calculate the fair value of the options:

Dividend yield	NIL
Risk free interest rate	3.76%
Expected stock volatility	75%
Expected life	5 years

7. Income Taxes

a) Provision for Income Taxes - Current

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 36.12% (2004 - 36.12%) were as follows:

		2005		2004
Loss before provision for income taxes	**$**	**(387,610)**	$	(176,609)
Expected income tax (asset) based on statutory rate	**$**	**(140,005)**	$	(63,791)
Adjustments resulting from:				
Non-taxable gains		**-**		(929)
Capital cost allowance on capital assets		**-**		(1,795)
Valuation allowance		**140,005**		66,515
Provision for income taxes - Current	**$**	**-**	$	-

7. Income Taxes - continued

b) Future Income Taxes

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax asset is as follows:

	2005	2004
Undepreciated capital costs	**$ 5,983**	$ 2,931
Non-capital losses	**555,851**	417,656
Future income tax asset, before valuation allowance	**561,834**	420,587
Valuation allowance	**(561,834)**	(420,587)
Net future income tax asset	**$ -**	$ -

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

c) Tax Loss Carry-Forwards

At December 31, 2005, the Company has losses available to reduce future taxable income which expire as follows:

2006	$ 84,100
2007	285,300
2008	238,700
2009	313,600
2010	58,600
2014	174,200
2015	384,400
	$ 1,538,900

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

8. Subsequent Event

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $101,392 by way of the issuance of 202,785 common shares.

FEE RULE
FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**Advanced Explorations Inc.**
Financial Year Ending, used in calculating the participation fee:	**December 31, 2005**

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	8,677,892	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	X 0.14	
Market value of class or series	= $1,214,905	
		$1,214,905
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		________(A)

Market value of other securities:

(See paragraph 2.11(b) of the Rule)	________(B)
(Provide details of how value was determined)	
(Repeat for each class or series of securities)	________(B)

Capitalization

(Add market value of all classes and series of securities) $1,214,905

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $600

New reporting issuer's reduced participation fee, if applicable ________

(See section 2.6 of the Rule)

Participation Fee × Number of entire months remaining in the issuer's financial year

____

12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

RECEIVED

2001 NOV -6 A 7:29

OFFICE OF INT... CORPORATE FI...

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT Y / M / D
CRMnet.com Inc.			December 31, 2005	06/04/27
ISSUER ADDRESS 81 Jessie Avenue, Box #227				
CITY / PROVINCE Campbellville, Ontario	POSTAL CODE L0P 1B0		ISSUER FAX No.	ISSUER PHONE No. (905) 854-3677
CONTACT PERSON Gary Williams	CONTACT'S POSITION President			CONTACT PHONE No. (905) 854-3677
CONTACT EMAIL ADDRESS Gwilliams007@sympatico.ca	WEB SITE ADDRESS			

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
"Gary Williams "	Gary Williams	05/04/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
"Clara Mancini"	Clara Mancini	05/04/27

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2005

General

This Management Discussion and Analysis is dated April 27, 2006 and reflects the twelve month period ended December 31, 2005 and should be read in conjunction with the annual audited financial statements and all notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars.

Overall Performance

For the year ended December 31, 2005, the Company's cash position worsened to $436 at December 31, 2005 from $7,979 at December 31, 2004. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

The Company carried out share capital raising activities during the year ended December 31, 2005. This resulted in the receipt of proceeds of $81,020 upon the issuance of 503,400 units. Additional proceeds of $70,000 were received subsequent to year end. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.40 per share for a period of one year.

Selected Annual Information

	2005 ($)	**2004 ($)**	**2003 ($)**
Total Revenues	$ --	$ --	$ --
Net Loss	$(387,610)	$(176,609)	$(66,597)
Loss per share	$(0.05)	$(0.01)	$0.00
Total assets	$70,436	$7,979	$984
Working capital	$(668,619)	$(651,265)	$(148,447)
Shareholders equity	$(668,619)	$(651,265)	$(474,656)
Capital stock	$2,390,760	$2,257,445	$2.257,445
Contributed surplus	$236,941	$ --	$ --
Retainer earnings	$(3,296,320)	$(2,908,710)	$(2,732,101)

Results of Operations

The Company is currently being reactivated. For the twelve months ended December 31, 2005, the Company had a net loss of $387,610. The increased amount of loss over the comparable year ended December 31, 2004 of $211,001 was largely due to an increase in stock option compensation and interest and bank charges. No stock based compensation was recognized in the previous period. The Company generated no revenue during the quarter.

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2005, the Company had a cash position of $436 (2004 - $7,979) and a negative working capital of $668,619 (2004 – $651,265). The balance due on a line of credit amounted to $50,000 (2004 - $47,500). Accounts payable at December 31, 2005 amounted to $119,262 (2004 - $96,735).

A term loan with a maturity date of November 17, 2005 was extended.

Outlook

The Company is continuing its efforts to reactivate by way of acquiring or entering into new business, subject to regulatory and shareholder approval as required.

Risks and Uncertainties

There can be no certainty that the Company will be able to acquire any asset(s) or new business(es).

Advanced Explorations Inc.

Consolidated Financial Statements

December 31, 2005 and 2004

MOORE STEPHENS COOPER MOLYNEUX LLP

CHARTERED ACCOUNTANTS

8th Floor, 701 Evans Avenue
Toronto, Ontario
Canada M9C 1A3

Telephone: (416) 626-6000
Facsimile: (416) 626-8650
Web Site: www.mscm.ca

Auditors' Report

To the Shareholders of
Advanced Explorations Inc.

We have audited the consolidated balance sheets of Advanced Explorations Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: "Moore Stephens Cooper Molyneux LLP"

Chartered Accountants

Toronto, Ontario
April 10, 2006

Consolidated Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets		
Current assets		
Cash	$ 436	$ 7,979
Accounts receivable	70,000	-
	$ 70,436	$ 7,979
Liabilities		
Current liabilities		
Bank indebtedness *(note 3)*	$ 50,000	$ 47,500
Accounts payable and accrued liabilities	119,262	96,735
Loans payable *(note 4)*	171,432	154,639
Promissory note *(note 5)*	398,361	360,370
	739,055	659,244
Deficiency in assets		
Share capital *(note 6)*	2,390,760	2,257,445
Contributed surplus *(note 6)*	236,941	-
Deficit	(3,296,320)	(2,908,710)
	(668,619)	(651,265)
	$ 70,436	$ 7,979

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

*Signed: **"Gary Williams"***

Gary Williams

*Signed: **"Clara Mancini"***

Clara Mancini

Advanced Explorations Inc.

Consolidated Statements of Operations
for the years ended December 31, 2005 and 2004

		2005		2004
Expenses				
Stock option compensation *(note 6)*	$	**219,236**	$	-
Interest and bank charges		**65,371**		54,175
Professional fees		**64,500**		67,301
Shareholder information and filing fees		**23,209**		23,947
Consulting fees		**10,563**		22,258
Travel		**3,382**		-
Office and general		**837**		2,665
Advertising and marketing		**512**		1,377
Property option expense		-		10,000
Gain on debt settlement		-		(5,114)
		387,610		176,609
Loss before provision for income taxes		**(387,610)**		(176,609)
Recovery of income taxes *(note 7)*		-		-
Net loss for the years	**$**	**(387,610)**	$	(176,609)
Net loss per share - basic and fully diluted	**$**	**(0.05)**	$	(0.02)
Weighted average number of common shares		**8,363,439**		8,174,492

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
for the years ended December 31, 2005 and 2004

	2005	2004
Deficit, beginning of years	**$ (2,908,710)**	$ (2,732,101)
Net loss for the years	**(387,610)**	(176,609)
Deficit, end of years	**$ (3,296,320)**	$ (2,908,710)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2005 and 2004

		2005		2004
Cash flow from operating activities				
Cash paid to suppliers and employees	$	(145,847)	$	(202,305)
Cash flow from financing activities				
Increase in loans payable		54,784		188,800
Advances on line of credit		2,500		20,500
Proceeds on issuance of common shares		81,020		-
		138,304		209,300
(Decrease) increase in cash		(7,543)		6,995
Cash, beginning of years		7,979		984
Cash, end of years	$	436	$	7,979

The accompanying notes are an integral part of these consolidated financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at December 31, 2005, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing effects will be successful or if the Company will attain profitable levels of operations. These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These consolidated financial statements include the accounts of the Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the year divided by the weighted average number of Common shares outstanding during the year. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the year, as if they had been exercised at the beginning of the year or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

3. Bank Indebtedness

The bank credit facility is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

	2005	2004
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	$ 115,407	$ 101,637
Term loan, unsecured, bearing interest at 12% per annum, due on demand.	30,444	30,454
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	25,581	22,548
	$ 171,432	$ 154,639

5. Promissory Note

	2005	2004
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$ 398,361	$ 360,370

In September 2004, the promissory note was sold to a non-arm's length party. The Company granted the buyer of the note the right to convert the note into common shares on or after the date of February 28, 2005. The conversion price per common share shall be determined as the trading price of the shares at the close of business on the day the right is exercised.

The Company was unable to repay the promissory note on maturity and it became repayable on demand.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued	Amount
Balance at December 31, 2004 and 2003	**24,523,181**	**$ 2,257,445**
Share consolidation (a)	(16,348,689)	-
Private placement (b)	503,400	133,315
Balance at December 31, 2005	**8,677,892**	**$ 2,390,760**

(a) The Company undertook a share consolidation whereby one new common share was issued for three old common shares.

(b) The Company issued 503,400 units at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.40 for a period of one year from date of distribution. The warrants have been assigned a fair value of $17,705 which has been included in contributed surplus.

Warrants

The Company has outstanding warrants to purchase common shares as follows:

Number	Exercise Price	Expiry Date
503,400	$ 0.40	September 8, 2006

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 Common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

6. Share Capital - continued

Transactions during the year were as follows:

	Outstanding		Exercisable	
	number	*weighted average exercise price*	*number*	*weighted average expiry date*
Opening balance	-	$ -	-	
Issued	660,000	$ 0.51	660,000	March 14, 2010
Forfeited	(100,000)	$ 0.51	(100,000)	
Closing balance	560,000		560,000	

The fair value of the 660,000 stock options granted during the year was determined to be $219,236 using the Black-Scholes model for pricing options. The amount has been included in stock option compensation expense and contributed surplus for the year. 100,000 of the options were forfeited during the year.

The following weighted average assumptions were used to calculate the fair value of the options:

Dividend yield	NIL
Risk free interest rate	3.76%
Expected stock volatility	75%
Expected life	5 years

7. Income Taxes

a) Provision for Income Taxes - Current

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 36.12% (2004 - 36.12%) were as follows:

	2005	2004
Loss before provision for income taxes	$ **(387,610)**	$ (176,609)
Expected income tax (asset) based on statutory rate	$ **(140,005)**	$ (63,791)
Adjustments resulting from:		
Non-taxable gains	-	(929)
Capital cost allowance on capital assets	-	(1,795)
Valuation allowance	**140,005**	66,515
Provision for income taxes - Current	$ -	$ -

7. Income Taxes - continued

b) Future Income Taxes

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax asset is as follows:

	2005	2004
Undepreciated capital costs	$ **5,983**	$ 2,931
Non-capital losses	**555,851**	417,656
Future income tax asset, before valuation allowance	**561,834**	420,587
Valuation allowance	**(561,834)**	(420,587)
Net future income tax asset	$ -	$ -

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

c) Tax Loss Carry-Forwards

At December 31, 2005, the Company has losses available to reduce future taxable income which expire as follows:

2006	$ 84,100
2007	285,300
2008	238,700
2009	313,600
2010	58,600
2014	174,200
2015	384,400
	$ 1,538,900

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $46,200 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

8. Subsequent Event

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $101,392 by way of the issuance of 202,785 common shares.

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations to Map Oil Sands as Part of Demonstration Survey

Toronto, Ontario, April 21, 2006 – Advanced Explorations Inc. (AXI.H: NEX) is pleased to announce that the Company is planning to acquire data over areas of Alberta, including the oil sands as part of a demonstration mapping project for potential oil seeps using LDI^3's Laser Induced Fluorescence Light Detection and Ranging (LiDAR) laser scanning technology. AEI has the right to acquire the exclusive world-wide rights to use the technology for oil and gas exploration from LDI^3. The demonstration projects are designed to show the technology can identify oil on surface (seepage under water and on land) which is an indication of more prospective areas for oil, thus reducing exploration risk. Being able to provide rapid, low cost identification of oil seeps over areas of thousands of square kilometers can significantly impact exploration strategies. Frontier exploration which is viewed by some companies as too risky now becomes viable.

The company is currently in discussions with client companies as per their participation in the demonstration project. The scope of the demonstration is to prove the technology can map oil seeps over a number of land-based scenarios. The Company is also planning to undertake off shore demonstration surveying after this initial program, to confirm the capability to map seeps which occur under water.

Shell Oil's recent purchase of approximately 890 sq kilometers of heavy oil land leases for $465M illustrates the need to identify new conventional and unconventional (oil sands) resources. AEI President, Gary Williams stated: "The Shell deal is likely just the beginning to escalating acquisition costs. We believe the technology can potentially provide added insight to the more prospective lands and thus mitigate exploration/acquisition risk".

The representations made in this news release are subject to AEI completing its due diligence review of the operations of LDI^3.

About AEI

Advanced Explorations Inc. is a high-tech service company providing leading-edge technologies to the global petroleum and mineral exploration industries. Using AEI, exploration companies can reduce the time involved evaluating high-potential, and high-risk, targets in heretofore-unrealized sites around the world. Shares of the Company are listed for trading on the NEX board of the Toronto Stock Exchange under the symbol "AXI-H". There are 8,677,892 shares issued and outstanding.

...2

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams, President
Advanced Explorations Inc. Tel: 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Advanced Explorations Inc.
   305 Davenport Road
   Toronto, Ontario
   M5R 1K5
   Telephone: (905) 854-3677

2. **Date of Material Change**

   April 12, 2006

3. **News Release**

   April 12, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. **Date of Report**

   April 12, 2006

NEWS RELEASE

April 12, 2006

Toronto, Ontario

**Advanced Explorations Inc. Re-announces
Private Placement**

Advanced Explorations Inc. (the "Company"), wishes to amend and re-announce the Company's proposed private placement announced on February 24, 2006. The Company shall enter into private placements for the sale of up to 2,600,000 units at $0.50 per unit for a total of $1,300,000, where each unit consists of one common share of the Company and one-half of one share purchase warrant, where one whole share purchase warrant shall have a one year term for the purchase of one further common share of the Company at the exercise price of $0.75 per share. The maximum allowable finder's fee shall be payable in connection with these placements.

"Gary Williams"
Gary Williams, Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629

Advanced Explorations Inc.

NEWS RELEASE

April 12, 2006

Toronto, Ontario

**Advanced Explorations Inc. Re-announces
Private Placement**

Advanced Explorations Inc. (the "Company"), wishes to amend and re-announce the Company's proposed private placement announced on February 24, 2006. The Company shall enter into private placements for the sale of up to 2,600,000 units at $0.50 per unit for a total of $1,300,000, where each unit consists of one common share of the Company and one-half of one share purchase warrant, where one whole share purchase warrant shall have a one year term for the purchase of one further common share of the Company at the exercise price of $0.75 per share. The maximum allowable finder's fee shall be payable in connection with these placements.

"Gary Williams"
Gary Williams, Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

aei
Advanced Explorations Inc.

NEWS RELEASE

April 12, 2006

Toronto, Ontario

**Advanced Explorations Inc. Re-announces
Private Placement**

Advanced Explorations Inc. (the "Company"), wishes to amend and re-announce the Company's proposed private placement announced on February 24, 2006. The Company shall enter into private placements for the sale of up to 2,600,000 units at $0.50 per unit for a total of $1,300,000, where each unit consists of one common share of the Company and one-half of one share purchase warrant, where one whole share purchase warrant shall have a one year term for the purchase of one further common share of the Company at the exercise price of $0.75 per share. The maximum allowable finder's fee shall be payable in connection with these placements.

"Gary Williams"
Gary Williams, Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

...2

NEWS RELEASE

FOR IMMEDIATE RELEASE:

Advanced Explorations Inc. Announces Shares for Debt Settlement

Advanced Explorations Inc. (the "Company") wishes to announce that the Company has entered into settlements of debt in the aggregate amount of $101,392.48 by way of 202,785 shares at a deemed price of $0.50 per common share.

"Gary Williams"
Gary Williams, Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Gary Williams: President/CEO AEI – 416-570-0629
This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

EQUITY

TRANSFER SERVICES

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 5, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Advanced Explorations Inc. - Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for **Advanced Explorations Inc.**

1.	ISIN -	CA 00765C1086
2.	Date Fixed for the Meeting -	May 31, 2006
3.	Record Date For Notice -	April 26, 2006
4.	Record Date For Voting -	April 26, 2006
5.	Beneficial Ownership Determination Date-	April 26, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common
7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common
8.	Business to be conducted at the meeting-	Annual & Special

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

L. Thompson

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037 Pacific Centre, 1925 – 700 West Georgia Street Vancouver, British Columbia, V7Y 1A1

General: (604) 688-6775 Fax: (604) 688-6995 Cell (778) 837-7020 pmf@thomasrondeau.com

April 3, 2006

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: <u>Advanced Explorations Inc. (the "Company")</u>

We are the solicitors for the Company and wish to advise the following with respect to the upcoming Annual and Extraordinary General Meeting general meeting of the shareholders of the Company:

1.	Meeting Type:	Annual and Extraordinary General Meeting
2.	Security Description of Voting Issue:	Common
3.	CUSIP Number:	00765C
4.	Record Date:	Wednesday, April 26, 2006
5.	Meeting Date:	May 31, 2006
6.	Meeting Location:	The Sheraton Centre Hotel, Toronto, 123 Queen Street West, Toronto, Ontario
7.	Routine or Special:	Special

Yours truly,

FANG AND ASSOCIATES

"Paul M. Fang"

Paul M. Fang

PMF/lsi

* Denotes law corporation

ADVANCED EXPLORATIONS INC.

January 6, 2006 **Toronto, Ontario**

Advanced Explorations Inc. Announces Acquisition of Leading Edge Petroleum Exploration Technology

Advanced Explorations Inc. (the "Company") is pleased to announce the execution of an exclusive Licensing Agreement ("the Agreement") with Laser Diagnostics Instruments International Inc. ("LDI3") of Ottawa, Ontario, effective December 21, 2005. This Agreement provides exclusive worldwide rights to AEI for oil and gas exploration use of the laser technology developed by LDI3. Incorporating this technology into the Company is consistent with AEI's corporate strategy to provide high tech exploration tools to the resource sector.

"LDI3's airborne laser technology will provide unique capabilities for detecting and mapping minute concentrations of dissolved oil in water or on the surface in real time," remarked Gary Williams, President of Advanced Explorations Inc. "This proprietary technology provides Oil Exploration companies the ability to more rapidly identify the most prospective geologic environments over very large areas. We believe the airborne system will help substantially reduce exploration risk thus creating substantial competitive advantage to AEI clients."

Alexandre Vorobiev, President of LDI3 stated, "The unique combination of LDI3-proprietary laser sensing hardware, and fluorescence response interpretation software technology developed by LDI3 is significantly advanced beyond previously developed laser systems, and makes this system superior to any other such system available commercially.".

The Licensing Agreement is initially contingent on the arrangement of a demonstration (the "Initial Demonstration") of the technology and the approval by AEI of the Initial Demonstration as to the ability of the LIDAR Laser Scanner and the Technology to detect the existence of oil on the surface of the water for the purposes of oil and gas exploration. Subsequent to the foregoing events, AEI shall seek final approval of the Licensing Agreement and graduation from NEX from the TSX Venture Exchange.

Identifying high-potential exploration targets, either in the mineral or petroleum exploration sectors, is a key component of AEI's business plan of identifying previously unrecognized opportunities within the most encouraging areas worldwide. The company will then be in a more competitive position to acquire property portfolios in strategic domains, or enter into selective partnerships to jointly pursue project acquisitions.

FOR FURTHER INFORMATION PLEASE CONTACT:
Gary Williams: President AEI – 416-570-0629

This news release includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

END